Exhibit 1.1

Please note that this translation of the German Offer Document is for convenience purposes only. It has not been and will not be reviewed by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and it does not constitute an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or under any other law or regulation, nor does it give rise to any claims or entitlements. ADO Properties S.A. assumes no responsibility for misunderstandings or misinterpretations that may arise from or in connection with this translation or any mistakes or inaccuracies contained herein. In cases of doubt, only the German original shall form the basis for any interpretation. Only the German Offer Document, which has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), is valid and legally binding.

Mandatory Publication

pursuant to Sections 34, 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz)

Shareholders of ADLER Real Estate Aktiengesellschaft, particularly those domiciled or habitually resident outside the Federal Republic of Germany, should take particular note of the information contained in Section 1 of this Offer Document.

OFFER DOCUMENT

Voluntary Public Takeover Offer

(Exchange Offer)

by

ADO Properties S.A.

Heienhaff 1B, L-1736 Senningerberg

Grand Duchy of Luxembourg

to all shareholders of

ADLER Real Estate Aktiengesellschaft

Joachimsthaler Straße 34, 10719 Berlin

Federal Republic of Germany

for the acquisition of all shares of

ADLER Real Estate Aktiengesellschaft

by exchange of

1 share of ADLER Real Estate Aktiengesellschaft for

0.4164 shares of ADO Properties S.A.

Acceptance Period:

February 7, 2020 to March 6, 2020, at 24:00 hours (midnight) (Central European Time)

ADLER Real Estate Aktiengesellschaft Shares:	ISIN DE0005008007

ADLER Real Estate Aktiengesellschaft Tendered Shares:	ISIN DE000A254V20

ADO Properties S.A. Offer Shares:	ISIN LU1250154413

			Page
1.	General Information on the Settlement of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode outside the Federal Republic of Germany		1
	1.1	Laws Applicable to the Offer	1
	1.2	Announcement of the Decision to Launch the Takeover Offer	2
	1.3	Review of the Offer Document by BaFin	2
	1.4	Publication of the Offer Document	2
	1.5	Distribution of the Offer Document	2
	1.6	Acceptance of the Offer outside Germany	3

2.	Notes concerning the Information contained in the Offer Document		4
	2.1	General	4
	2.2	Status and Sources of Information contained in the Offer Document	4
	2.3	Forward-Looking Statements	4
	2.4	No Updates	5

3.	Summary of the Offer		5

4.	Offer		8
	4.1	Subject Matter	8
	4.2	Acceptance Period	8
	4.3	Extension of the Acceptance Period	8
	4.4	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG	9
	4.5	Tender Rights under Takeover Law	9

5.	Description of the Bidder		9
	5.1	Overview	9
	5.2	Capital Structure	10
	5.2.1	Share Capital	10
	5.2.2	Authorized Capital	10
	5.3	Business Operations of the ADO Properties Group	11
	5.3.1	Organizational Structure	11
	5.3.2	Portfolio	11
	5.3.3	Balance Sheet and Operating Results	12
	5.4	Governing Bodies	12
	5.5	Shareholder Structure of the Bidder	12
	5.6	Persons Acting Jointly with the Bidder	13
	5.7	ADLER Shares held by the Bidder and by Persons Acting Jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their Subsidiaries as well as Voting Rights attributable to those Persons	13
	5.8	Information on Securities Transactions	13
	5.8.1	Acquisitions of ADLER Shares	13
	5.8.2	Irrevocable Undertakings with Shareholders	13

6.	Description of the Target		15
	6.1	Overview	15
	6.2	Capital Structure	15
	6.2.1	Share Capital	15
	6.2.2	Authorized Capital 2017/I	15
	6.2.3	Authorized Capital 2019	16
	6.2.4	Contingent Capital 2015/1	17
	6.2.5	Contingent Capital 2019	17
	6.2.6	2021 Convertible Bonds	17
	6.3	Business Operations of the Target	18
	6.3.1	Organizational Structure	18
	6.3.2	Portfolio	19
	6.3.3	Balance Sheet and Operating Results	19
	6.4	Governing Bodies of the Target	19
	6.4.1	Management Board	19
	6.4.2	Supervisory Board	20

(i)

(ii)

(iii)

Annex 1:	Subsidiaries of ADO Properties S.A.

Annex 2:	Subsidiaries of ADLER Real Estate Aktiengesellschaft

Annex 3:	Information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Article 13 para. 1 of the Regulation (EU) 2017/1129 in conjunction with the respective specifications in the Chapters II to IV of the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004

(iv)

DEFINITIONS

2021 Convertible Bonds	17
Acceptance Period	8
Additional Acceptance Period	9
ADLER Group	1
ADLER Shareholders	1
ADLER Shares	1
ADO Properties Group	1
Aggregate	21
AktG	15
Announcement	2
Announcement of Results	42
Authorized Capital	15
BaFin	1
Banking Day	4
Basic Resolution	34
BCP	19
Bidder	1
Board of Directors	10
Break Fee	23
Business Combination Agreement	21
CET	4
Clearstream	5
Combined Group	21
Consus Real Estate	21
Custodian Banks	2
Declaration of Acceptance	29
Definitive Resolution	34
Delisting	39
Delivery Obligation	34
Downlisting	39
EPRA NAV	28
EPRA Vacancy Rate	11
EUR	4
Exchange Act	3

Explanatory Financial Information	35
Fairwater	14
Fortitudo	14
Fractional Shares	7
Germany	1
Holsten Quartier	11
IFRS	12
Irrevocable Undertaking	13
ISIN	6
Luxembourg GAAP	35
Offer	1
Offer Capital Increase	34
Offer Consideration	6
Offer Costs	34
Offer Document	1
Offer Shares	3
Securities Act	3
Segment Change	39
Settlement Agent	2
Strategic Cooperation Agreement	21
Target	1
Target Change of Control	18
Target Change of Control relating to a public tender offer	18
Tender Period	40
Tender Right	40
Tendered Shares	29
Tendering Shareholders	13
Three-Month Average Price	27
U.S. Shareholders	3
United States	1
WpHG	13
WpÜG	1
WpÜG-AV	1

(v)

1.	General Information on the Settlement of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode outside the Federal Republic of Germany

1.1	Laws Applicable to the Offer

This offer document (the “Offer Document”) describes the voluntary public takeover offer by way of an exchange offer (the “Offer”) by ADO Properties S.A., a stock corporation under Luxembourg law (société anonyme) with registered office in Senningerberg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés) under registration number B 197554 (the “Bidder” and together with its consolidated subsidiaries the “ADO Properties Group”) to all shareholders of ADLER Real Estate Aktiengesellschaft, a stock corporation (Aktiengesellschaft) governed by German law, with its registered office in Berlin and registered with the Commercial Register of the Local Court (Amtsgericht) of Charlottenburg under registration number HRB 180360 B (the “Target” and together with its consolidated subsidiaries the “ADLER Group”). The Offer relates to the acquisition of all shares of the Target, each such share representing a proportionate amount of €1.00 of the Target’s share capital, with the exception of the shares directly held by the Bidder, together with all rights attached thereto at the time of settlement, particularly dividend entitlements (the “ADLER Shares”), and is directed towards all shareholders of the Target (the “ADLER Shareholders”).

This Offer is launched exclusively under the rules of law of the Federal Republic of Germany (“Germany”), particular in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots, “WpÜG-AV”).

With this Offer, the Bidder is not making a public offer under the laws of any jurisdiction (particularly that of the United States of America (the “United States”)) other than that of Germany. The publication of this Offer Document has been approved for publication solely by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Consequently, no notifications, registrations, approvals or permissions for the Offer Document and/or the Offer outside Germany have been filed, arranged for or granted. ADLER Shareholders may therefore not rely on investor protection provisions under jurisdictions other than those available in Germany. To the extent any U.S. securities law regulations apply to this Offer, these provisions apply only to ADLER Shareholders resident in the United States and no other persons may derive any claims from these provisions. Any agreement entered into with the Bidder as a result of accepting this Offer is governed solely by the laws of Germany and shall be construed solely in accordance with such laws.

Annex 3 contains information pursuant to Section 2 no. 2 WpÜG-AV in conjunction with Article 13 para. 1 of the Regulation (EU) 2017/1129 in conjunction with the respective specifications in the Chapters II to IV of the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004. Annex 3 is an integral part of this Offer Document and should be read together with the main body of this Offer Document.

With the exception of Annex 1 (Subsidiaries of ADO Properties S.A.) and Annex 2 (Subsidiaries of ADLER Real Estate Aktiengesellschaft) and Annex 3 (Information pursuant to Section 2 no. 2 WpÜG-AV in conjunction with Article 13 para. 1 of the Regulation (EU) 2017/1129 in conjunction with the respective specifications in the Chapters II to IV of the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004), no other documents exist that form part of this Offer Document.

The Bidder and any persons acting on behalf of (im Auftrag) or for the account of (für Rechnung) the Bidder may, directly or indirectly, acquire ADLER Shares or enter into such agreements outside of the Offer before, during or after the expiration of the Acceptance Period (as defined in Section 4.2) respectively the Additional Acceptance Period (as defined in Section 4.4). However, the foregoing shall only apply where such acquisitions or acquisition agreements are in compliance with applicable legal provisions, in particular the WpÜG. The same applies to other securities granting a direct conversion or exchange right in or an option right to ADLER Shares.

To the extent that the Bidder acquires ADLER Shares during the Acceptance Period (as defined in Section 4.2) but outside the context of the Offer, such transactions, including the number of ADLER Shares acquired or to be acquired thereunder as well as the consideration provided or agreed under the applicable legal provisions, in particular under Section 23 para. 2 WpÜG in conjunction with Section 14 para. 3 sentence 1 WpÜG, shall be published online at https://www.ado.properties/ under the heading Investor Relations (in the German and English language), in the German Federal Gazette (Bundesanzeiger) (in the German language) and in the form of an English language press release via an electronic information system in those foreign jurisdictions in which this is required.

1.2	Announcement of the Decision to Launch the Takeover Offer

The Bidder announced its decision to launch the Offer in accordance with Section 10 para. 1 sentence 1 WpÜG on December 15, 2019 (the “Announcement”). The Announcement by the Bidder is available online at https://www.ado.properties/ under the heading Investor Relations.

1.3	Review of the Offer Document by BaFin

BaFin has reviewed this Offer Document in the German language and approved its publication on February 6, 2020. No other documents form part of the Offer.

No registrations, admissions or approvals of this Offer Document and/or this Offer under the laws of any jurisdiction other than those of Germany have been made and no such registrations, admissions or approvals are currently intended.

1.4	Publication of the Offer Document

The Bidder will publish this Offer Document for interested ADLER Shareholders in accordance with Sections 34, 14 para. 2 and 3 WpÜG on February 7, 2020 (i) by way of a notice in German published online at https://www.ado.properties/ under the heading Investor Relations; and (ii) by making copies available for distribution free of charge at BNP Paribas, Securities Services S.C.A., Frankfurt branch, 60327 Frankfurt am Main, Germany (inquiries by fax to +49 69 1520 5277 or by e-mail to Frankfurt.gct.operations@bnpparibas.com) (the “Settlement Agent”).

The Bidder will publish a notice pursuant to Section 14 para. 3 sentence 1 no. 2 WpÜG in the German Federal Gazette (Bundesanzeiger) on February 7, 2020, announcing that copies of the Offer Document are available at the Settlement Agent for distribution free of charge and referring to the web address at which the Offer Document will be published.

A non-binding English translation of this Offer Document (i) is available online at www.ado.properties/ under the heading Investor Relations and (ii) copies thereof will be made available for distribution free of charge at the Settlement Agent.

This English translation of the Offer Document has not been scrutinized by BaFin.

1.5	Distribution of the Offer Document

Neither the Bidder nor any persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries will market the Offer to the public or otherwise cause it to be marketed to the public outside of Germany. The publication, dispatch, distribution or dissemination of this Offer Document or any other documents associated with the Offer outside of Germany may generally also result in the application of the laws of jurisdictions other than that of Germany. The publication, dispatch, distribution or dissemination of this Offer Document may be restricted by law in such other jurisdictions. This Offer Document and other documents relating to the Offer may therefore not be published, transmitted, distributed or disseminated by third parties in other jurisdictions if and to the extent that such transmission, publication, distribution or dissemination would contravene applicable foreign laws or would be conditional upon compliance with regulatory proceedings or the grant of any approval, or contingent upon other conditions which have not been complied with, granted or met.

The Bidder has not authorized third parties to publish, transmit, distribute or disseminate this Offer Document or other documents relating to the Offer outside of Germany.

The Bidder provides this Offer Document to the respective investment services enterprises where the ADLER Shares are being held (the “Custodian Banks”) upon request for posting to ADLER

Shareholders with a domicile, registered office or habitual abode in Germany, the European Union or the European Economic Area. The Custodian Banks are prohibited from otherwise publishing, transmitting, distributing or disseminating the Offer Document unless this is in compliance with all applicable German and foreign legal provisions.

Neither the Bidder nor any persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG nor their subsidiaries are in any way liable for the publication, transmission, distribution or dissemination of this Offer Document outside of Germany being in compliance with the legal provisions applicable in those jurisdictions.

1.6	Acceptance of the Offer outside Germany

The Offer may be accepted by all German and foreign ADLER Shareholders (including those with a domicile, registered office or habitually resident in Germany, the European Union or the European Economic Area) in accordance with the terms of this Offer Document and the applicable legal provisions in the given case.

However, the Bidder notes that acceptance of the Offer outside Germany may be subject to legal restrictions. ADLER Shareholders who come into possession of this Offer Document outside Germany and want to accept the Offer outside Germany and/or fall within the scope of the laws of jurisdictions other than Germany are advised to acquaint themselves with and comply with such laws. The Bidder and persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries assume no responsibility that acceptance of the Offer outside of Germany will be in compliance with the legal provisions respectively applicable in those jurisdictions.

The shares of the Bidder transferred as consideration to the ADLER Shareholders (the “Offer Shares”) have not and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the applicable securities laws of any U.S. state or district or under any other laws of the United States. The Offer Shares may not, directly or indirectly, be offered, sold or delivered to ADLER Shareholders domiciled in the United States (the “U.S. Shareholders”) or any agents, appointees, trustees, custodian banks or other persons acting for the account or benefit of any U.S. Shareholders, unless they are registered pursuant to the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and U.S. state securities laws. The Offer Shares will be offered in the United States in reliance on the exemption from the registration requirements under Rule 802 of the Securities Act. The Offer is not subject to the U.S. Tender Offer Rules contained in Regulation 14D of the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), and will be made to U.S. Shareholders pursuant to exemptions under Rule 14d-1(c) of the Exchange Act. Accordingly, the Offer is being made in accordance with applicable regulatory, disclosure and procedural requirements under German law, including rights of rescission, the timetable for the Offer and settlement process, which differ from those provided for under U.S. takeover regulations and laws. The U.S. Shareholders may participate in the Offer in accordance with the aforementioned provisions.

ADLER Shareholders should be advised that the Bidder reserves the right (to the extent permitted by applicable law and in accordance with market practice in Germany), before, during or after the expiry of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), to acquire securities of the Target directly or indirectly or enter into agreements to that effect. The same shall apply in the case of other securities granting a direct conversion or exchange right in or an option right to ADLER Shares. Such acquisitions may be made on the stock exchange at market prices or off the stock exchange on negotiated terms. All information on these acquisitions shall be published to the extent required by the laws of Germany or any other relevant jurisdiction. The transaction described in this document involves securities of Luxembourg and German companies. Information disseminated in connection with the transaction is subject to the disclosure requirements of Germany and Luxembourg, which differ from those in the United States.

The financial information contained in this document or incorporated by reference has been prepared in accordance with accounting standards applicable in Luxembourg or Germany, which may not be comparable to the financial statements or financial information for U.S. companies. It may be difficult for shareholders to enforce their rights and claims under U.S. securities laws because the Bidder and the Target are each located in a non-U.S. jurisdiction and their respective officers and board members are resident in non-U.S. states. Shareholders of the Bidder and ADLER Shareholders may therefore not be able to rely on investor protection provisions, which differ from those of Luxembourg or Germany.

Shareholders of the Bidder and ADLER Shareholders may not be able to sue the Bidder, the Target or their respective officers and board members in Luxembourg or Germany for violations of U.S. securities laws. It may be difficult to compel the Bidder, the Target or one of its affiliates to submit to the jurisdiction of a U.S. court.

2.	Notes concerning the Information contained in the Offer Document

2.1	General

References to “CET” refer to Central European Time or Central European Summertime.

Times stated in this Offer Document refer to CET unless otherwise stated.

References to a “Banking Day” refer to any day on which the banks in Frankfurt am Main are open for regular business.

References to “EUR” or “€” refer to the official currency of Germany and other Member States of the European Union, which was introduced on January 1, 1999.

The Bidder has not authorized any third parties to provide information on the Offer or this Offer Document. Any such information provided by third parties is not attributable to the Bidder or any person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries.

2.2	Status and Sources of Information contained in the Offer Document

Unless expressly stated otherwise, all information and statements made about intentions and all other information in this Offer Document are based on the knowledge or intentions of the Bidder as of the date of this Offer Document. The information contained in this Offer Document on the Target and the ADLER Group stems from publicly available sources (such as published reports, annual financial statements, securities prospectuses, press releases and analyst events), in particular from the Target’s consolidated quarterly report for the nine-month period ended September 30, 2019. None of this information has been independently verified by the Bidder and the Bidder has not performed a due diligence beyond the extent of publicly available information.

The aforementioned documents were also discussed between the Bidder and the Target in various telephone conferences and meetings between the evening of December 13, 2019 and the early afternoon of December 15, 2019. However, the Bidder cannot guarantee that the relevant information is correct as at the date of the publication of this Offer Document.

2.3	Forward-Looking Statements

This Offer Document contains forward-looking statements. A forward-looking statement is any statement not based on historic facts or events or on facts or events as of the date of publication of this Offer Document. This applies, in particular, to statements in this Offer Document that include information on future earnings capacity, plans and expectations in relation to the business growth and the profitability of the ADO Properties Group and on general economic conditions to which the ADO Properties Group is exposed. Statements that include words such as “believes”, “estimates”, “predicts”, “plans”, “intends”, “aims”, “expects”, “targets”, “strives” or similar words and statements, including references and assumptions, could be indications for forward-looking statements.

The forward-looking statements included in this Offer Document are subject to risks and uncertainties, as these refer to future events and are based on estimates and assessments that are made by and to the best of the knowledge of the Bidder at this time. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could result a material deviation between the actual results of the Bidder, including the financial position and profitability of the ADO Properties Group, and the expectations explicitly or implicitly included in the forward-looking statements or the failure to reach such objectives. Such wording can be found in various sections of this Offer Document, in particular in sections in which this Offer Document includes information on the intentions, views or current expectations of the Bidder regarding its future financial position and results of operations, plans, liquidity, business outlooks, growth, strategy and profitability as well as the economic and regulatory environment to which the ADO Properties Group is exposed. Additionally, it shall be noted that the Bidder does not, unless otherwise obliged by law, assume any obligation to update forward-looking statements or to amend any such statements to reflect actual events or developments.

The Bidder could change its intentions and estimates described in this Offer Document after publication of this Offer Document – subject to existing contractual agreements.

2.4	No Updates

The Bidder notes that it will only update the Offer Document to the extent that it has an obligation to do so under the WpÜG.

3.	Summary of the Offer

The following summary contains an overview of selected information contained in this Offer Document. It is supplemented by the information reproduced elsewhere in this Offer Document and should be read in conjunction with that. As such, the summary does not contain all the information that may be relevant to ADLER Shareholders. ADLER Shareholders are therefore advised to read the entire Offer Document carefully.

ADLER Shareholders, particularly those with a place of residence, registered office or habitual abode outside Germany, should take particular note of the information in Section 1 “General Information on the Settlement of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode outside the Federal Republic of Germany”.

Acceptance:	Acceptance of the Offer shall be declared to the respective Custodian Bank until the expiry of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4) in the form required for instructions to the respective Custodian Bank. Acceptance will become effective upon the timely transfer of the Tendered Shares (as defined in Section 12.2(2)) within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4) in ISIN DE000A254V20 at Clearstream Banking Aktiengesellschaft, Frankfurt am Main (”Clearstream”).

If declaration of acceptance is declared to the respective Custodian Bank within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), the transfer of the ADLER Shares to Clearstream shall be deemed to be effected on time if the transfer is effected prior to 6:00 p.m. (CET) on the second Banking Day following the expiration of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4).

Acceptance Period:	The Acceptance Period (as defined in Section 4.2) for the Offer starts on February 7, 2020 and ends on March 6, 2020 at 24:00 hours (midnight) (CET). The Acceptance Period (as defined in Section 4.2) may be extended.

Additional Acceptance Period:	The Additional Acceptance Period (as defined in Section 4.4) is expected to commence on March 12, 2020 and end on March 25, 2020 at 24:00 hours (midnight) (CET).

Bidder:	ADO Properties S.A., a stock corporation under Luxembourg law (société anonyme) with registered office in Senningerberg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés) under the number B 197554.

Closing Conditions:	This Offer is not subject to any closing conditions.

The Federal Cartel Office (Bundeskartellamt) informed the Bidder on December 20, 2019 that the intended business combination can be completed.

Costs of Acceptance:	Acceptance of the Offer is free of fees and expenses for ADLER Shareholders who hold their ADLER Shares in German custodian accounts (except for the costs of transmitting the Declaration of Acceptance (as defined in Section 12.2(1)) to the respective Custodian Bank). For this purpose, the Bidder grants a customary commission to the Custodian Banks, which will be communicated separately.

Any additional costs and expenses imposed by Custodian Banks or foreign investment services enterprises, as well as any expenditure incurred outside Germany, will be borne by the relevant ADLER Shareholders themselves.

In all other respects, reference is made to the information in Section 12.9.

ISIN:	ADLER Shares: ISIN DE0005008007

Tendered Shares (as defined in Section 12.2(2)): ISIN DE000A2524V20

Offer Shares: ISIN LU1250154413

Offer Capital Increase	The issuance of the Offer Shares required for the settlement of the Offer shall originate from two separate resolutions of the Board of Directors of the Bidder:

(i) a first resolution of the Board of Directors of the Bidder resolving to increase the share capital of the Bidder against contribution in kind under suppression of the shareholders’ preferential statutory subscription rights, by way of partial utilization of the Authorized Capital (as defined in Section 5.2.2) and through the issuance of up to 34,100,334 newly issued shares in dematerialized form with no nominal value (meaning shares that, in deviation from the legal situation of bearer shares of German stock corporations (Aktiengesellschaften), are not evidenced in a global share certificate), adopted on January 16, 2020; and

(ii) a second resolution by a duly appointed delegate of and in the name of the Board of Directors specifying the resolution of the Board of Directors dated January 16, 2020 to determine the final amount of the increase of the share capital and the exact number of Offer Shares to be issued, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period (as defined in Section 4.4), presumably on March 30, 2020.

Offer Consideration:	0.4164 shares of the Bidder in exchange for one (1) ADLER Share (the “Offer Consideration”).

The Tendered Shares (as defined in Section 12.2(2)) will be contributed to the Bidder pursuant to the Offer Capital Increase (as defined in Section 13.2.1) from the Authorized Capital (as defined in Section 5.2.2) against contributions in kind for the purpose of creating the Offer Shares to be transferred as Offer Consideration.

The Offer Shares will be issued with full dividend entitlements as of the beginning of the fiscal year 2019.

Publications:	The Bidder shall publish this Offer Document in accordance with Sections 34, 14 para 2 and para. 3 WpÜG on February 7, 2020 (i) by way of a notice in German published online at https://www.ado.properties/ under the heading Investor Relations; and (ii) by making copies available for distribution free of charge at the Settlement Agent.

The Bidder shall publish a notice pursuant to Section 14 para. 3 sentence 1 no. 2 WpÜG in the German Federal Gazette (Bundesanzeiger) on February 7, 2020 announcing that copies of the Offer Document are available for distribution at BNP Paribas Securities Services S.C.A., Frankfurt branch, 60327 Frankfurt am Main, Germany, (inquiries by fax to +49 69 1520 5277 or by email to Frankfurt.gct.operations@bnpparibas.com) as the Settlement Agent (see Section 12.1) free of charge and referring to the internet address at which the Offer Document will be published.

All notifications required under the WpÜG in connection with this Offer will be published online at https://www.ado.properties/ under the heading Investor Relations and to the extent required by law in the German Federal Gazette (Bundesanzeiger).

Settlement:	BNP Paribas, Securities Services S.C.A., Frankfurt branch, 60327 Frankfurt am Main, Germany (inquiries by fax to +49 69 1520 5277 or by e-mail to Frankfurt.gct.operations@bnpparibas.com), in its capacity as the Settlement Agent and as exchange trustee also responsible for the exchange of the Tendered Shares (as defined in Section 12.2(2)) shall arrange for the Offer Shares created by the Offer Capital Increase (as defined in Section 13.2.1) to be transferred to the custodian accounts of the ADLER Shareholders accepting the Offer.

The Offer Shares shall be transferred to the respective Custodian Banks without undue delay after the Offer Shares are admitted to trading. The Bidder will effect the admission to trading of the Offer Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) in due time prior to the transfer of the Offer Consideration.

If the acceptance of the Offer results in fractional shares from Offer Shares (Aktienspitzen) (“Fractional Shares”) for ADLER Shareholders, such Fractional Shares will be disposed of through a fractional adjustment (Aktienspitzenverwertung) and the proceeds will be paid to the relevant ADLER Shareholders in cash. The proceeds resulting from these disposals will be credited to the accounts of the respective ADLER Shareholders at the latest within ten Banking Days after the Offer Shares have been credited to the accounts of the Custodian Banks of the respective (former) ADLER Shareholders.

Assuming that the Announcement of Results (as defined in Section 18(1)(z)) is made on March 30, 2020, the Offer Shares would be booked at the latest by April 9, 2020 and the proceeds from the consolidation and sale of Fractional Shares credited at the latest by April 27, 2020.

Subject Matter of the Offer:	The acquisition of all shares in the Target, with the exception of the shares directly held by the Bidder, with the International Securities Identification Number (ISIN) DE0005008007, each such share representing a notional interest in the Target’s share capital of €1.00 and carrying dividend entitlements as well as all ancillary rights attaching as at the date of settlement of the Offer.

Target:	ADLER Real Estate Aktiengesellschaft, a stock corporation under German law with registered office in Berlin and registered with the Commercial Register of the Local Court (Amtsgericht) of Charlottenburg under HRB 180360 B.

Tax Notice	The taxation principles in Germany are set out in the Section “20.1 Taxation in the Federal Republic of Germany” on pages 254 et seq. in Annex 3 of this Offer Document. The Bidder recommends each ADLER Shareholder to, before accepting the Offer, obtain tax advice which takes into account their personal circumstances regarding the tax consequences resulting from the acceptance of the Offer.

Trading:	The Tendered Shares (as defined in Section 12.2(2)) are expected to be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A2524V20 on the third Banking Day following the commencement of the Acceptance Period (as defined in Section 4.2).

Trading of the Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) will presumably end with close of trading on the day before the adoption of Definitive Resolution (as defined in Section 13.2.1).

4.	Offer

4.1	Subject Matter

The Bidder hereby offers to all ADLER Shareholders to exchange all of their ADLER Shares (ISIN DE0005008007) (with the exception of the ADLER Shares held directly by the Bidder), each such share representing a proportionate amount of €1.00 of the Target’s share capital and including all rights attached thereto at the time of the settlement, in particular dividend entitlements, in accordance with the terms of this Offer Document.

The Bidder offers

0.4164 Offer Shares in exchange for 1 ADLER Share.

No Fractional Shares of Offer Shares will be credited in exchange for Tendered Shares (as defined in Section 12.2(2)). If the acceptance of the Offer results in Fractional Shares for ADLER Shareholders, these Fractional Shares will, with the exception of the shares directly held by the Bidder, be sold immediately after the settlement of the Offer by way of fractional adjustment (Aktienspitzenverwertung) and the proceeds will be distributed to the relevant ADLER Shareholders in cash (see Sections 12.3 and 12.4).

In this regard, the respective Custodian Banks and the Settlement Agent will sell the Fractional Shares allocated to the Offer Shares by combining them to whole Offer Shares. The proceeds will then be paid out to the respective ADLER Shareholders who tendered the respective Tendered Shares (as defined in Section 12.2(2)), according to the share fractions apportionable to them (see also Section 12.4). Because market prices of Offer Shares may fluctuate, cash proceeds received by ADLER Shareholders having tendered their ADLER Shares for any such fractional adjustment might be different than the amount calculated based on the market price of an Offer Share at time of the settlement of the Offer. The Bidder, the Settlement Agent and the Custodian Banks do not guarantee that the fractional adjustment will result in a certain price.

4.2	Acceptance Period

The period for the acceptance of the Offer starts with the publication of this Offer Document on February 7, 2020. It is expected to expire on

March 6, 2020, 24:00 hours (midnight) (CET).

The period for the acceptance of the Offer may be extended as set out in more detail in Section 4.3.

The period for the acceptance of the Offer, including any extension in accordance with Section 4.3, is hereinafter uniformly referred to as the “Acceptance Period”.

4.3	Extension of the Acceptance Period

The Bidder may amend the Offer pursuant to Section 21 para 1 WpÜG until one working day (Werktag) prior to the expiration of the Acceptance Period (i.e., if the Acceptance Period were to expire on March 6, 2020, at 24:00 hours (midnight) (CET), until March 5, 2020, at 24:00 hours (midnight) (CET)).

If an amendment to the Offer were to be published within the last two weeks prior to the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks according to Section 21 para. 5 WpÜG and will end on March 20, 2020, at 24:00 hours (midnight) (CET). This applies even if the amended Offer violates any applicable laws.

If during the Acceptance Period a competing offer within the meaning of Section 22 para. 1 WpÜG is launched by a third party, and if the Acceptance Period for this Offer expires prior to the expiration of the acceptance period for such a competing offer, the expiration of the Acceptance Period for this Offer will correspond to the date on which the acceptance period of the competing offer expires (Section 22 para. 2 WpÜG), even if such competing offer is amended, prohibited or violates any applicable laws.

If a general meeting of the Target is called in connection with this Offer after this Offer Document has been published, the Acceptance Period will be a ten-week period beginning with the publication of this Offer Document (Section 16 para. 3 WpÜG). Notwithstanding an extension of the Acceptance Period as a result of (i) an amendment to the Offer during the two weeks prior to its expiration, or (ii) the launch of a competing offer, the Acceptance Period would in this case expire on April 17, 2020, at 24:00 hours (midnight) (CET).

With regard to the right of withdrawal in the event of an amendment to the Offer or in the event of the launch of a competing offer, reference is made to Section 16.

The Bidder will publish any extension of the Acceptance Period as set forth in Section 18.

4.4	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG

Pursuant to Section 16 para. 2 sentence 1 WpÜG, ADLER Shareholders who have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after the Bidder has published the results of this Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”).

Subject to an extension of the Acceptance Period in accordance with Section 4.3 and assuming publication of the results of this Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG on March 11, 2020, the Additional Acceptance Period will commence on March 12, 2020 and end on March 25, 2020, at 24:00 hours (midnight) (CET). After the expiration of this Additional Acceptance Period, the Offer may no longer be accepted (with the exception of a possible Tender Right, as described in Section 15.5).

The procedure which applies to the acceptance of the Offer within the Additional Acceptance Period is described in Section 12.6. The acceptance is, thus, made in due time if the respective Custodian Bank is notified of the acceptance within the Additional Acceptance Period and if the transfer of the ADLER Shares into ISIN DE000A254V20 at Clearstream has been effected, at the latest, by 18:00 hours (CET) on the second Banking Day following the expiration of the Additional Acceptance Period.

4.5	Tender Rights under Takeover Law

If the Bidder holds at least 95% of the issued ADLER Shares after completion of the Offer, ADLER Shareholders have, pursuant to Section 39c WpÜG, the right to demand the Bidder to acquire their respective ADLER Shares. The details and the procedure to exercise such Tender Right (as defined in Section 15.5) are included in Section 15.5.

5.	Description of the Bidder

5.1	Overview

The Bidder is a stock corporation under Luxembourg law (société anonyme) with its registered office at Heienhaff 1B, L-1736 Senningerberg, Luxembourg, and is registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés) under the number B 197554. Pursuant to the Bidder’s current articles of association dated July 15, 2019, no other classes of shares of the Bidder than the shares described in Section 5.2 exist.

Article 4 of the Bidder’s articles of association defines the object and the corporate purpose of the Bidder as follows:

The Bidder’s corporate purpose is the long-term creation of value by investment in and development of real estate properties and immovable property as well as the purchase, rental and disposal of such properties. It may also carry out real estate management for its own purposes and any other activity whatsoever in the real estate sector.

The Bidder may realize this corporate corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

The Bidder may also acquire by purchase, subscription or in any other manner as well as transfer by sale, exchange or in any other manner shares, bonds, debt securities, warrants and other securities and instruments of any kind.

The Bidder may borrow in any form including by way of public offer of securities. It may issue, shares, notes, bonds and debentures and any kind of debt and/or equity securities. The Bidder may lend funds including the proceeds of any borrowings and/or issues of debt securities to affiliated and group companies. It may also give guarantees and grant securities in favor of third parties to secure its obligations or the obligations of its affiliated and group companies. The Bidder may further pledge, transfer, encumber or otherwise create security over all or over some of its assets.

The Bidder may may engage independent attorneys, accountants, consultants, advisors, appraisers, and such other persons as the Bidder may deem necessary or advisable.

The Bidder may may generally employ any techniques and instruments relating to its investments for the purpose of their efficient management, including techniques and instruments designed to protect the Bidder against credit, currency exchange, interest rate risks and other risks.

The Bidder may carry out any commercial and/or financial transactions with respect to the direct or indirect investments in movable and immovable property, including real estate property and including but not limited to acquiring, owning, hiring, letting, leasing, renting, dividing, draining, reclaiming, developing, improving, cultivating, building on, selling or otherwise alienating, mortgaging, pledging or otherwise encumbering movable or immovable property, and it may otherwise deal in the assets or businesses underlying the Bidder’s direct or indirect investments and engage in all such activities and transactions as the Bidder may deem necessary, advisable or incidental to the carrying out of any of the foregoing objects and purposes.

The shares of the Bidder are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). They are currently included in the SDAX, the EPRA/NAREIT Global, the EPRA/NAREIT Developed Europe and the EPRA/NAREIT Germany.

5.2	Capital Structure

5.2.1	Share Capital

Pursuant to Article 5 of the Bidder’s articles of association, the Bidder’s share capital amounts to €54,801.31; it is divided into 44,194,607 ordinary shares in dematerialized form with no nominal value. This means that the share capital is, in deviation from the legal situation of bearer shares of German stock corporations (Aktiengesellschaften), not evidenced in a global share certificate. The Bidder currently does not hold any treasury shares.

5.2.2	Authorized Capital

Article 5 of the Bidder’s articles of association provides for authorized capital of the Bidder in an amount of €750,000,000.00 (”Authorized Capital”). The Bidder’s board of directors (“Board of Directors”) or delegate(s) duly appointed by the Board of Directors may from time to time issue shares up to the amount of the Authorized Capital at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve. The Board of Directors is further authorized to arrange for a requisite change of the articles of association to reflect such capital increase. The Board of Directors is authorized to suppress, limit or waive any pre-emptive subscription rights of shareholders to the extent it deems advisable for any issuances of shares from the Authorized Capital.

The authorization for the issuance of shares is valid for a period of five years from the date of publication of the resolution that approved the Authorized Capital in the Official Gazette of Luxembourg (unless the period is changed or extended at the General Meeting of the Bidder). The publication was made on August 20, 2015, and the authorization will therefore expire on August 20, 2020.

Assuming a 100% acceptance of the Offer, the Definitive Resolution for the Offer Capital Increase (as defined in Section 13.2.1) would be specified to € 42,284 and the Bidder would have an outstanding Authorized Capital in an amount of € 749,902,914.69.

5.3	Business Operations of the ADO Properties Group

5.3.1	Organizational Structure

The ADO Properties Group has been focused on residential properties in Berlin since its incorporation. The portfolio of the ADO Properties Group is focused on central locations within Berlin’s S-Bahn ring as well as attractive districts on the outskirts. With rents averaging €6.89 per square meter, apartments of the ADO Properties Group are in the affordable segment of the Berlin market. With 23,615 units (including 22,157 residential units), the ADO Properties Group is a residential property specialist with a fully integrated management platform. This platform enables the ADO Properties Group to create value across the full range of property asset management, from the identification of suitable real estate and real estate portfolios to their acquisition and, ultimately, their management.

The core of the ADO Properties Group’s strategy is to create value from the property portfolios of the ADO Properties Group. The privatization business, which was launched in 2014, provides further options to access additional value generation potential in the portfolio and create another source of income and liquidity from the sale of individual apartments. Through its fully integrated active asset management, the ADO Properties Group has developed dedicated strategies for all components that influence the growth of the ADO Properties Group, the vacancy rate and successful privatization.

The ADO Properties Group has always invested significantly in its properties to modernize, refurbish and reposition them to create the right product for the current demand. This is a key component of the strategy of the ADO Properties Group, as the targeted capital expenditures for modernization made by the ADO Properties Group result in increased rents and reduced vacancies. In order to manage the capital expenditures of the ADO Properties Group for modernization in accordance with developments in the regulatory environment and to ensure that current demand and new regulations can be met, the ADO Properties Group is planning future capital expenditures for modernization by closely monitoring the market and the returns the ADO Properties Group has been able to generate on the basis of capital expenditures for modernization already made. Units that already meet today’s standards are being let at market rent levels or, if designated for privatization, sold at market prices. The ADO Properties Group is also examining the possibilities of selling real estate properties that, in the opinion of the ADO Properties Group, have reached a value with a limited further upward potential, as the ADO Properties Group has already done in the past.

The ADO Properties Group is managed jointly by the Board of Directors and the Senior Management of the ADO Properties Group in accordance with the provisions of the Luxembourg Companies Law. The Board’s duties, responsibilities and business procedures are laid out in its rules of procedure. The day-to-day management of the Group is the responsibility of the Senior Management. In cooperation with the Board of Directors, the Senior Management has established various key performance indicators for the daily as well as strategic management of the Group, which reflect the risks and opportunities relevant to a focused residential property business.

As of September 30, 2019, the ADO Properties Group had 420 employees.

5.3.2	Portfolio

As of September 30, 2019, the property portfolio of the ADO Properties Group had a total of 23,615 rental units, of which 22,157 were residential units with an average monthly rental of €6.89 per square meter and a vacancy rate, calculated in accordance with the definition recommended by the European Public Real Estate Association (“EPRA Vacancy Rate”) of 2.5%. ADO’s property portfolio included 1,458 commercial units, with an average monthly rental of €9.65 per square meter and an EPRA Vacancy Rate of 4.6% (as reported in the Bidder’s quarterly report as of September 30, 2019).

On September 26, 2019, the Company entered into a share purchase agreement with GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin for the sale of 100% of the shares in certain subsidiaries of the Bidder owning 23 properties, consisting, in aggregate, of approximately 5,900 residential apartment units. The total sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold subsidiaries. The sale closed on November 29, 2019.

Following the entering into the Strategic Cooperation Agreement (as defined in Section 7.1.2), on January 17, 2020, the Bidder entered into a letter of intent with Consus Swiss Finance AG for the purchase of 89.9% of the shares in all companies which hold plots of land belonging to the Holsten Quartier project development in Hamburg (“Holsten Quartier”). The provisional purchase price for 100% of the shares in the Holsten Quartier is, on a cash free debt free basis, €350 million, subject to finalization of the Bidder’s due diligence and the agreement documentation. Under the letter of intent,

Consus Swiss Finance AG granted the Bidder, in exchange for a €10 million down-payment, exclusivity for one month, subject to an extension, to continue and conclude the legal, technical, economic and tax due diligence. The signing of the share purchase agreement is subject to the satisfactory completion of due diligence.

The value of the Bidder’s property portfolio was approximately €4.5 billion as of September 30, 2019 (as reported in the Bidder’s quarterly report as of September 30, 2019).

5.3.3	Balance Sheet and Operating Results

Based on the International Financial Reporting Standards as applicable in the European Union (“IFRS”), the balance sheet total of the ADO Properties Group as of December 31, 2018 amounted to €4,170,173,000. The total operating results as of and for the fiscal year ended December 31, 2018, (according to the Bidder’s consolidated financial statements as of and for the financial year ended December 31, 2018) amounted to a positive result of €397,641,000.

According to the Bidder’s interim consolidated financial statements for the nine-month period ended as of September 30, 2019, prepared in accordance with the IFRS on interim financial reporting (IAS 34), the balance sheet total of the ADO Properties Group as of September 30, 2019 amounted to €4,587,554,000. The total operating results as of and for the nine-month period ended as of September 30, 2019 (according to the Bidder’s consolidated interim financial statements as of and for the nine-month period ended September 30, 2019) amounted to a positive result of €327,506,000.

5.4	Governing Bodies

Responsibility for the Bidder’s corporate management has been assigned to the Board of Directors within the single-level organizational structure.

The Bidder’s Board of Directors has the following members:

•	Dr. Peter Maser (Chairman of the Board of Directors (independent member of the Board of Directors));

•	Thierry Beaudemoulin (member of the Board of Directors);

•	Dr. Ben Irle (member of the Board of Directors);

•	Florian Sitta (member of the Board of Directors);

•	Arzu Akkemik (independent member of the Board of Directors);

•	Dr. Michael Bütter (independent member of the Board of Directors); and

•	Jörn Stobbe (independent member of the Board of Directors).

5.5	Shareholder Structure of the Bidder

On the basis of notifications under the transparency requirements of Luxembourg law for listed companies received by the Bidder and the information provided by the respective shareholders by the date of the publication of this Offer Document, the shareholders listed below directly or indirectly hold shares and voting rights of the Bidder subject to notification obligations. It should be noted in this context that the number of voting rights most recently notified could have changed since these voting rights notifications without the relevant shareholder being required to submit a corresponding voting rights notification, if no notifiable threshold was reached or crossed.

	Share of voting rights
	(in %) (1)
Shareholder
ADLER Real Estate Aktiengesellschaft	33.25	(2)
Union Asset Management Holding AG	5.13	(3)

Total	38.38

(1)	Based on the voting rights of which the ADO Properties Group was notified under the transparency requirements of Luxembourg law for listed companies, calculated on the basis of current share capital.

(2)

Indirect shareholding of ADLER Real Estate Aktiengesellschaft, as notified for December 10, 2019. ADLER Real Estate Aktiengesellschaft is, as disclosed in its group notification, the controlling shareholder of ADO Group Ltd., which, in turn, directly holds the shares in the Bidder.

(3)

Indirect shareholdings of Union Asset Management Holding AG as notified for July 16, 2019. Pursuant to the group notification, Union Asset Management Holding AG is the ultimate controlling shareholder of Uni Fonds, UniFonds-net, UniDeutschland XS, FVB-Deutscher Aktienfonds, UniRak Konservativ, Bright Future Fund, BBBank Kontinuität Union, BBBank Wachstum Union, BBBank Dynamik Union, GI Portfolio I, Global Sel. Portf. II Seg. Aktien and Global Sel. Portf. I Seg. Aktien. None of these funds directly held 5% or more of the voting rights in the Bidder at that date.

5.6	Persons Acting Jointly with the Bidder

At the time of the publication of this Offer Document, the legal entities listed in Annex 1 to this Offer Document are subsidiaries of the Bidder and are therefore deemed to be persons acting jointly (gemeinsam handelnde Personen) with the Bidder and among each other within the meaning of Section 2 para. 5 sentence 3 WpÜG. In addition, the Target, as a result of the arrangements made between the Bidder and the Target under the Business Combination Agreement (as defined in Section 7.1) is deemed to be a person acting jointly with the Bidder within the meaning of Section 2 para. 5 sentence 1 WpÜG. Apart from the legal entities listed in Annex 1 to this Offer Document and the Target, there are no other persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG. In contrast, the Target does not qualify as a person acting jointly within the meaning of Section 2 para. 5 sentence 3 WpÜG, as the Bidder was and is no subsidiary of ADO Group Ltd. The relevant prognosis on the effects of the indirect shareholding of the Target in the Bidder (through ADO Group Ltd.) in an amount of 33.25% does not (including under consideration of the expected dilution in connection with this Offer) result in a dominant position in the general meeting of the Target expected to take place in June 2020. Assuming a successful completion of the exchange offer, the shares held by ADO Group Ltd. would, under Luxembourg law, qualify as “treasury shares” of the Bidder with no voting rights and, subsequently, no longer carry voting rights.

5.7	ADLER Shares held by the Bidder and by Persons Acting Jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their Subsidiaries as well as Voting Rights attributable to those Persons

As of the date of the publication of this Offer Document, the Target holds 1,603,232 of its own shares (this is equivalent to approximately 2.26% of the outstanding share capital and voting rights of the Target).

Apart from those, as of the date of the publication of this Offer Document, neither the Bidder nor persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries hold ADLER Shares, nor are any voting rights attributable to the Bidder or persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries pursuant to Section 30 WpÜG.

The Bidder has entered into the Irrevocable Undertakings (as defined in Section 5.8.2) with regard to a total of 37,092,749 ADLER Shares (see Section 5.8.2) and therefore directly holds instruments (within the meaning of Section 38 para. 1 sentence 1 no. 2 of the German Securities Trading Act (Wertpapierhandelsgesetz) (“WpHG”)) with respect to approximately 52.2% of currently issued ADLER Shares.

Apart from those, neither the Bidder nor persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries directly or indirectly hold shares of voting rights and instruments notifiable pursuant to Sections 38, 39 WpHG.

5.8	Information on Securities Transactions

5.8.1	Acquisitions of ADLER Shares

During the period commencing six months prior the publication of the Announcement on December 15, 2019 and ending with publication of this Offer Document on February 7, 2020, neither the Bidder nor persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries acquired ADLER Shares or entered into agreements that entitle them to demand the transfer of ADLER Shares.

5.8.2	Irrevocable Undertakings with Shareholders

The Bidder has entered into irrevocable undertakings for the acceptance of the Offer for 37,092,749 ADLER Shares in total (i.e., approximately 52.2% of the current share capital and voting rights of the Target) (in each case an “Irrevocable Undertaking”) with the following twelve ADLER Shareholders (the “Tendering Shareholders”):

•	Tomas de Vargas Machuca in respect of 451,125 ADLER Shares (representing approximately 0.63% of the current share capital and voting rights of the Target);

•	Klaus Wecken in respect of 8,528,955 ADLER Shares (representing approximately 12.00% of the current share capital and voting rights of the Target);

•	Wecken & Cie in respect of 1,379,551 ADLER Shares (representing approximately 1.94% of the current share capital and voting rights of the Target);

•	Ferry Wecken in respect of 613,299 ADLER Shares (representing approximately 0.86% of the current share capital and voting rights of the Target);

•

Fairwater Multi-Strategy Investment ICAV, a segregated liability fund of funds between the sub-funds, which acts solely in relation to its Fairwater European Real Estate Opportunities Fund sub-fund (“Fairwater”), in respect of 8,944,025 ADLER Shares (representing approximately 12.59% of the current share capital and voting rights of the Target);

•

Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC (“Fortitudo”) in respect of 9,163,905 ADLER Shares (representing approximately 12.90% of the current share capital and voting rights of the Target);

•	Uccelini Ltd in respect of 919,900 ADLER Shares (representing approximately 1.29% of the current share capital and voting rights of the Target);

•	Alpine Real Estate Invest GmbH in respect of 614,530 ADLER Shares (representing approximately 0.86% of the current share capital and voting rights of the Target);

•	Uhlandstrasse Investments GmbH in respect of 2,405,166 ADLER Shares (representing approximately 3.38% of the current share capital and voting rights of the Target);

•	Uhlandstrasse Investment III GmbH & Co KG in respect of 1,870,896 ADLER Shares (representing approximately 2.63% of the current share capital and voting rights of the Target);

•	Chelmer GmbH in respect of 1,599,000 ADLER Shares (representing approximately 2.25% of the current share capital and voting rights of the Target); and

•	Long Mountain Services Inc. in respect of 602,397 ADLER Shares (representing approximately 0.85% of the current share capital and voting rights of the Target).

In the Irrevocable Undertakings, the Tendering Shareholders have irrevocably undertaken to:

(1)

accept the Offer for the number of ADLER Shares underlying the respective Irrevocable Undertaking for a consideration of 0.4164 Offer Shares for each ADLER Share or for the consideration specified in this Offer Document, on the third day of the Acceptance Period at 12:00 noon (CET) or to procure acceptance and to provide to the Bidder with a confirmation by their custodian bank that proves that the respective Tendering Shareholder has accepted the Offer with regard to the number of ADLER Shares underlying the respective Irrevocable Undertaking;

(2)	neither dispute, challenge nor withdraw the acceptance of the Offer;

(3)	support the Offer in all respects in the Target’s governing bodies and to argue in favor of the Offer;

(4)	refrain from any actions and measures that could put the success of the Offer into doubt or be detrimental to the success of the Offer in any other way; and

(5)	refrain from accepting a competing offer from a third party with regard to the ADLER Shares.

In the Irrevocable Undertakings, the Tendering Shareholders each have expressly and irrevocably waived their rights arising from Sections 21 para. 4, 22 para. 3 WpÜG.

In the respective Irrevocable Undertakings, Fairwater and Fortitudo have undertaken to enter into negotiations with the Bidder in good faith and to conclude an agreement that ensures that no measures or actions regarding the number of ADLER Shares on which the respective irrevocable obligation of acceptance is based are taken by which real estate transfer tax (RETT) is triggered at the level of the Target. Based on the current timeline of the Offer and the status and previous proposals of the legislative process for the possible amendment of land acquisition tax regulations, the Bidder does not expect the Offer to trigger any substantial RETT obligations. For this reason, the conclusion of an agreement with Fairwater and/or Fortitude to avoid RETT at the level of the Target is not currently planned.

Any transaction providing for the direct or indirect, legal or beneficial, transfer or holding of at least 95% of the shares in a company with real estate in Germany, or where such transfer is agreed upon, is generally subject to RETT. In addition, where a partnership holds real estate located in Germany, RETT is also triggered if at least 95% of the interests in the partnership are directly or indirectly, legally or beneficially, transferred to new partners within a period of five years. Due to an amendment to the Land Acquisition Tax Act (Grunderwerbsteuergesetz) envisaged for 2020, a lowering of the relevant participation threshold from 95% to 90%, an extension of the aforementioned 5-year period to 10 years and an application of the regulations so far applicable only to partnerships to incorporated companies, according to which also the transfer of shares to new shareholders under the aforementioned thresholds may be relevant from a land acquisition tax perspective, is planned. Even though there are currently no precise indications or announcements in this regard, it cannot be entirely ruled out that the legislator makes these amendments in whole or in part, with a retroactive effect. The acquisition of ADLER Shares, subject to the final draft of the law, could in this case trigger land acquisition tax (Grunderwerbsteuer) to a considerable extent, if the acceptance rate of the Offer would be so high that at least 90% of the shares of the Target would be acquired.

6.	Description of the Target

6.1	Overview

The Target is a stock corporation under German law with its registered office in Berlin and is registered with the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 180360 B, with its business address at “Joachimsthaler Straße 34, 10719 Berlin, Germany”.

Pursuant to the applicable articles of association of the Target, as amended by way of resolutions passed at the Target’s Annual General Meeting on June 11, 2019, there are no classes of ADLER Shares other than those described in Section 6.2.

Pursuant to Article 2 of the Target’s articles of association, the Target’s corporate purpose is to buy and sell as well as hold, manage and realize properties, land and land rights, and to prepare, plan, develop and build on them; in addition, the Target’s object is to take on property-related services, such as construction management and property management.

The Target otherwise has the right to establish companies, make equity investments, enter into inter-company agreements, form interest groups, establish branch offices in Germany and abroad and conduct any relevant business deemed appropriate for promoting the Target.

The ADLER Shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). The ADLER Shares are currently included in the SDAX, the CDAX, the GPR General Index and the DIMAX.

6.2	Capital Structure

6.2.1	Share Capital

As of February 7, 2020, the Target’s share capital amounted to €71,063,743.00; it is divided into 71,063,743 ADLER Shares, each such share representing a proportionate amount of the Target’s share capital of €1.00. To the Bidder’s knowledge, the Target currently holds 1,603,232 of its own shares (this is equivalent to approximately 2.26% of the current share capital and voting rights of the Target).

6.2.2	Authorized Capital 2017/I

Pursuant to Article 4 para. 2 of the Target’s articles of association, the management board of the Target, subject to the consent of the supervisory board, is authorized to increase the share capital of the Target on one or more occasions by up to a total of €12,500,000.00 by issuing up to 12,500,000 new no-par value ordinary bearer shares (Stückaktien) against cash contributions and/or contributions in kind up to and including May 9, 2022 (Authorized Capital 2017/I).

ADLER Shareholders are generally to be granted subscription rights. The statutory subscription right may also be granted in a way that the new shares are acquired by a banking syndicate with the obligation to offer them to the shareholders for subscription indirectly within the meaning of Section 186 para. 5 of the German Stock Corporation Act (Aktiengesetz) (“AktG”). However, the management board is, subject to the consent of the supervisory board, authorized to exclude the shareholders’ statutory subscription right under the following circumstances:

(1)	to the extent required to compensate for fractional shares arising from the subscription ratio;

(2)

for capital increases against contributions in cash up to an amount, which does not exceed 10% of the share capital at the time the authorization becomes effective or – if this amount is lower – at the time this authorization is exercised. In this context, the issuance price of the new shares must not be significantly below the stock exchange price of the already listed shares of the same class and with the same features at the time of final determination of the issuance price within the meaning of Section 203 para. 1 and 2, 186 para. 3 sentence 4 AktG. Shares which were issued or are to be issued to service subscription rights from options and/or convertible bonds, if the options and/or convertible bonds were issued during the term of the Authorized Capital and under the exclusion of subscription rights pursuant to Section 186 para. 3 sentence 4 AktG, count towards the aforementioned 10% cap of the share capital. Furthermore, the Target’s treasury shares are counted towards the 10% cap of the share capital if they are sold during the term of the authorized capital under exclusion of subscription rights pursuant to Sections 71 para. 1 no. 8 sentence 5, 186 para. 3 sentence 4 AktG;

(3)	for capital increases against contributions in kind in order to grant shares for the purpose of acquiring companies, business units, equity investments or other assets;

(4)

to the extent necessary in order to grant holders of conversion or option rights or of the corresponding obligations from convertible bonds or options issued by the Target, subscription rights to new shares of the Target to compensate for dilution to the extent they would be entitled to them as shareholders upon exercise of their conversion or option rights or after satisfying their conversion obligation.

The management board, subject to the consent of the supervisory board, is authorized to stipulate the further details of the implementation of the capital increase. The supervisory board is authorized to amend the articles of association according to the respective utilization of the authorized capital.

6.2.3	Authorized Capital 2019

Pursuant to Article 4 para. 3 of the Target’s articles of association, the management board, subject to the consent of the supervisory board, is authorized to increase the Target’s share capital on one or more occasions by up to a total of €23,000,000.00 by issuing up to 23,000,000 new no-par value bearer shares against cash contributions and/or contributions in kind up to and including June 10, 2024.

ADLER Shareholders are generally to be granted subscription rights. The statutory subscription right may also be granted in a way that the new shares are acquired by one or more credit institutions or equivalent undertakings pursuant to Section 186 para. 5 AktG with the obligation to offer them to the shareholders of the Target for subscription indirectly within the meaning of Section 186 para. 5 AktG. The management board is authorized, subject to the consent of the supervisory board, to exclude the shareholders’ statutory subscription right under the following circumstances:

(1)	for fractional shares;

(2)

for capital increases against contributions in cash up to an amount, which does not exceed 10% of the share capital at the time the authorization becomes effective or – if this amount is lower – at the time this authorization is exercised. In this context, the issuance price of the new shares must not be significantly below the stock exchange price of the already listed shares of the same class and with the same features at the time of final determination of the issuance price within the meaning of Section 203 para. 1 and 2, 186 para. 3 sentence 4 AktG. Shares which were issued or are to be issued to service subscription rights from options and/or convertible bonds, if the options and/or convertible bonds were issued during the term of the Authorized Capital under the exclusion of subscription rights pursuant to Section 186 para. 3 sentence 4 AktG, count towards the aforementioned 10% cap of the share capital. Furthermore, the Target’s treasury shares are counted towards the 10% cap of the share capital if they are sold during the term of the authorized capital under exclusion of subscription rights pursuant to Sections 71 para. 1 no. 8 sentence 5, 186 para. 3 sentence 4 AktG;

(3)

for capital increases against contributions in kind in order to grant shares for the purpose of acquiring companies, business units, equity investments or other assets, in particular property portfolios;

(4)

to the extent necessary for the purpose of granting subscription rights to new shares to the holders of option or conversion rights or obligations to the same extent that they would be entitled to as shareholders after exercising their conversion rights or options or after satisfying their conversion obligation.

The management board, subject to the consent of the supervisory board, is authorized to stipulate the further details of the implementation of the capital increase. The supervisory board is authorized to amend Article 4 para. 1 and 3 of the Target’s articles of association according to the respective utilization of the authorized capital and to make any related amendments to the articles of association that concern only the wording. Corresponding arrangements apply in cases where the above authorization is not utilized after the end of the period of authorization.

6.2.4	Contingent Capital 2015/1

Pursuant to Article 4 para. 4 of the Target’s articles of association, the share capital of the Target has been contingently increased by up to €12,000,000.00 by issuing up to 12,000,000 new no-par value bearer shares (Contingent Capital 2015/1). The sole purpose of the contingent capital increase is to grant shares to holders of options or convertible bonds issued between June 9, 2016 to May 21, 2020 in accordance with the authorization by the Annual General Meeting dated May 22, 2015. The contingent capital increase also serves, pursuant to the terms of the options or convertible bonds, to issue shares to holders of options and convertible bonds with option or conversion obligations. The contingent capital increase must only be implemented to the extent that the holders of options or convertible bonds exercise their option or conversion rights or the holders of options or convertible bonds with option or conversion obligations that are obliged to satisfy their obligation to exercise the option or to convert, if the option or conversion rights are not serviced by granting treasury shares or by employing other ways of servicing to satisfy the obligations. The new shares are entitled to profits from the beginning of the financial year of issue for all financial years for which the Annual General Meeting has not yet passed a resolution for the appropriation of profits.

The Target has, with the exception of the 2021 Convertible Bonds (as defined under Section 6.2.6) described under Section 6.2.6, not issued any option- or convertible bonds from the Authorized Capital 2015/I.

6.2.5	Contingent Capital 2019

Pursuant to Article 4 para. 4 of the Target’s articles of association, the share capital of the Target has been contingently increased by up to €22,000,000.00 by issuing up to 22,000,000 new no-par value bearer shares (Contingent Capital 2019).

The sole purpose of the contingent capital increase is to grant shares to holders of options or convertible bonds issued between June 11, 2019 to June 10, 2024 in accordance with the authorization by the Annual General Meeting. The contingent capital increase also serves, pursuant to the terms of the options or convertible bonds, to issue shares to holders of options and convertible bonds with option or conversion obligations. The contingent capital increase must only be implemented to the extent that the holders of options or convertible bonds exercise their option or conversion rights or the holders of options or convertible bonds with option or conversion obligations that are obliged to satisfy their obligation to exercise the option or to convert, if the option or conversion rights are not serviced by granting treasury shares or by employing other ways of servicing to satisfy the obligations. The new shares are entitled to profits from the beginning of the financial year of issue for all financial years for which the Annual General Meeting has not yet passed a resolution for the appropriation of profits.

The Target has not issued any option- or convertible bonds from the Contingent Capital 2019.

6.2.6	2021 Convertible Bonds

In July 2016, the Target, based on an authorization of the general meeting of the Target, issued up to 10,000,000 convertible bonds due July 19, 2021 (“2021 Convertible Bonds”) with currently still 9,444,878 outstanding. The 2021 Convertible Bonds bear interest at a rate of 2.50% per annum, payable in arrears on January 19 and July 19 of each year. The current conversion price of the 2021 Convertible Bonds has been set at €12.5039 for each convertible bond, subject to the conversion mechanisms described in more detail in the terms and conditions of the 2021 Convertible Bonds.

The terms and conditions of the 2021 Convertible Bonds provide that every holder of the 2021 Convertible Bonds may, until the effective date, (i) partially or in whole terminate the 2021 Convertible Bonds held, whereby the Target is obliged to repay these 2021 Convertible Bonds in their principle amount plus any interest accrued until the effective date, or (ii) convert the 2021 Convertible Bonds held on the basis of a conversion price amended against that background, if (a) a third person or a group of third persons acting jointly within the meaning of Section 2 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) has become the legal or beneficial owner of more than 50% of the voting rights in the Target, or (b) in the event of a public tender offer for shares in the Target, circumstances where the shares already in the control of the Bidder and the shares which have already been tendered carry in aggregate more than 50% of the voting rights in the Target, or (c) in case of the disposition or transfer of all or substantially all of the Target’s assets ((a) and (b) each a “Target Change of Control relating to a public tender offer”, and (a), (b) and (c) together, each a “Target Change of Control”) and when the Target gives notice thereof and of the relevant effective date to the holders of the 2021 Convertible Bonds.

Pursuant to the Irrevocable Undertakings with the Tendering Shareholders, which in total hold approximately 52.2% of the current share capital and voting rights of the Target, the Tendering Shareholders have undertaken to accept the Offer until, at the latest, the third day of the Acceptance Period. As a result, a Target Change of Control relating to a public tender offer is expected to occur at such time.

For the avoidance of doubt: the holders of the 2021 Convertible Bonds, under the terms and conditions of the 2021 Convertible Bonds, in the event of a Target Change of Control relating to a public tender offer, do not have the right to convert their bonds of the 2021 Convertible Bonds into shares of the Bidder as the Offer is not a “merger” within the definition of the terms and conditions of the 2021 Convertible Bonds. Holders of the 2021 Convertible Bonds would only have the right to convert their 2021 Convertible Bonds into shares of the Bidder in case of a “merger” within the meaning of sec. 11 para. 5 of the terms and conditions of the 2021 Convertible Bonds.

Upon occurrence of a Target Change of Control and publication by way of notice thereof and of the effective date by the Target, the conversion price of the 2021 Convertible Bonds will be adjusted as further described in the terms and conditions of the 2021 Convertible Bonds and such adjusted conversion price will apply for conversions up to the relevant effective date.

6.3	Business Operations of the Target

6.3.1	Organizational Structure

The Target is a listed company with its registered office in Berlin.

According to its own information, the ADLER Group is a leading integrated residential property group in Germany whose focus is on long-term sustainable value creation. The core business of the ADLER Group is the letting of residential real estate for the long term and to generate sustained cash flows from a portfolio of properties, most of which are situated in attractive locations benefitting from strong fundamentals in – or on the outskirts of – large and growing conurbations or in major urban areas in Northern, Eastern and Western Germany. The core business is complemented by selected project developments through which the ADLER Group pursues a “build-and-hold” strategy in some of Germany’s major cities.

The main focus of the business of the ADLER Group is on attractive secondary locations, which in the opinion of the ADLER Group generally yield higher returns and experience lower volatility (compared to primary inner-city locations, especially in Germany’s largest cities (by population size): Berlin, Hamburg, Cologne, Düsseldorf, Frankfurt am Main, Stuttgart and Munich), as the extent to which secondary locations are exposed to speculative building activity is smaller. In addition, in recent years, the ADLER Group has expanded its property portfolio and, during the same process, also increased its presence in primary locations to the extent that the relevant acquisitions sensibly complemented the strategy pursued for the portfolio as a whole and if attractive entry opportunities were identified.

The ADLER Group limits its business operations to Germany and holds most of its properties in the north and west of Germany. As of September 30, 2019, based on the number of residential units, the majority of the properties of the ADLER Group included in the “core” portfolio were located in Lower Saxony (31.5% of total portfolio (by number of residential units)) and in North Rhine-Westphalia (23.8% of the total portfolio (by number of residential units)). In the eastern parts of Germany, the ADLER Group holds 16.7% of its portfolio properties in Saxony, 6.7% in Saxony-Anhalt and 6.2% in Brandenburg (based on the number of residential units). Real estate with “core” quality are those that qualify as high-value properties in attractive locations.

Following the acquisition of Brack Capital Properties N.V. (“BCP”) in 2018, the ADLER Group is in the process of merging the existing structures of the two independent companies, BCP and the ADLER Group. The BCP portfolio is currently still managed by RT Facility Management GmbH. The commercial property portfolio belonging to BCP does not fit into the business model of the Target. Consequently, two thirds of that commercial portfolio have been sold in several transactions over the course of the 2019 financial year already.

As of September 30, 2019, the ADLER Group had 904 employees and BCP had 139 employees.

On the basis of an agreement entered into on September 23, 2019, the ADLER Group, on December 10, 2019, acquired, through the merger of one of its subsidiaries, all of the shares of ADO Group Ltd., which has its registered office in Tel Aviv, Israel, and thereby acquired a stake of 33.25% in the shares and voting rights of the Bidder. A mandatory offer under Luxembourg law was not required as the relevant threshold of 33 1⁄3% was not surpassed (see 17.6.1, Annex 3).

6.3.2	Portfolio

According to its own information, as of September 30, 2019, the core quality property portfolio of the ADLER Group consisted of 58,089 rental units with a total lettable area of 3.5 million square meters. As of the same date, the annual net rent income, excluding heating costs, amounted to €221.1 million and the vacancy rate was 6.4% (as reported in the Target’s quarterly report as of September 30, 2019).

Pursuant to the consolidated quarterly report of the Target, the Target determines the market value of the entire property portfolio of the ADLER Group (investment properties and inventories) at €4,904.2 million as of September 30, 2019.

The portfolio of the ADLER Group consists primarily of small to medium-sized residential units. On average, the apartments measure just over 60 square meters, and this makes them well suited to the requirements of the target group – tenants with low to medium income.

According to its own information, the majority of the core portfolio properties of the ADLER Group are located in the outskirts of major conurbations. In North Rhine-Westphalia, for example, all of the properties of the ADLER Group are located in the Ruhr area, which continues to be Germany’s largest industrial region. In Lower Saxony, the properties are mainly concentrated in the greater Wolfsburg/Braunschweig/Helmstedt area, a traditionally economically strong region, and in Wilhelmshaven, a region benefiting from the growth of the deep sea harbor and from the largest German Navy base on the North Sea. In Saxony and Saxony-Anhalt, most of the properties are located in the conurbation areas of Halle, Leipzig, Chemnitz and Dresden.

The ADLER Group manages its portfolio through active portfolio management. Ongoing portfolio optimization is based on all data that is material to the valuation of the assets. On the basis thereof, decisions regarding investments in modernization, renovation and maintenance of individual properties and the extent thereof are made.

6.3.3	Balance Sheet and Operating Results

Based on IFRS for the Target, the balance sheet total of the ADLER Group as of December 31, 2018 amounted to €5,856.6 million. The total operating results as of and for the fiscal year ended December 31, 2018 (according to the Target’s consolidated financial statements as of and for the financial year ended as of December 31, 2018) amounted to a positive result of €332.4 million

According to the Target’s consolidated quarterly report for the nine-month period ended as of September 30, 2019, the balance sheet total of the ADLER Group as of September 30, 2019 amounted to €6,107.9 million. In the nine-month period ended as of September 30, 2019, the consolidated net profit for the period (according to the Target’s quarterly report for the nine-month period ended as of September 30, 2019) amounted to a positive result of €272.5 million.

6.4	Governing Bodies of the Target

The governing bodies of the Target are the management board and the supervisory board.

6.4.1	Management Board

The Target’s management board has the following members:

•	Tomas de Vargas Machuca, Co-Chief Executive Officer (Co-CEO);

•	Maximilian Rienecker, Co-Chief Executive Officer (Co-CEO); and

•	Sven-Christian Frank, Chief Operating Officer (COO).

6.4.2	Supervisory Board

The Target’s supervisory board has the following members:

•	Dr. Dirk Hoffmann, Chairman of the supervisory board;

•	Thilo Schmid, Deputy Chairman of the supervisory board; and

•	Claus Jørgensen, member of the supervisory board.

6.5	Shareholder Structure of the Target

In the Investor Relations section of its website (https://adler-ag.de), the Target discloses that the following ADLER Shareholders hold an interest of 3% or more in the Target (as of February 7, 2020). It should be noted in this context that the number of voting rights most recently notified could have changed since these voting rights notifications without the relevant ADLER Shareholder being required to submit a corresponding voting rights notification, if no notifiable threshold was reached or crossed.

	Share of voting rights
	(in %) (1)
Shareholder
Klaus Rudolph Wecken	14.97	(2)
Mezzanine IX Investors S.A.	14.44	(3)
Mirabella Malta Limited	13.54	(4)
Thomas Bergander	6.66	(5)
FIL Limited	5.02	(6)

Total	54.63

(1)	Based on the voting rights of which the ADLER Group was notified pursuant to Section 33 WpHG, calculated on the basis of current share capital.
(2)	Including voting rights held by Wecken & Cie and care4 AG that are attributed to the shareholder pursuant to Section 34 WpHG.
(3)	Including voting rights held by Fortitudo and Pruß GmbH that are attributed to the shareholder pursuant to Section 34 WpHG.
(4)	Including voting rights held by Fairwater that are attributed to the shareholder pursuant to Section 34 WpHG. As an alternative investment fund manager, Mirabella Malta Limited acts for Fairwater.
(5)	Including voting rights held by Uhlandstraße Investments GmbH and Uhlandstraße Investment III GmbH & Co. KG that are attributed to the shareholder pursuant to Section 34 WpHG.
(6)	Including voting rights held by FIL Investments International that are attributed to the shareholder pursuant to Section 34 WpHG.

6.6	Persons Acting Jointly with the Target

The legal entities listed in Annex 2 to this Offer Document are subsidiaries of the Target and are therefore deemed to be persons acting jointly with the Target and among each other within the meaning of Section 2 para. 5 sentence 3 WpÜG. Furthermore, the Bidder is deemed to be a person acting jointly with the Target within the meaning of Section 2 para. 5 sentence 1 WpÜG. Apart from the legal entities listed in Annex 2 to this Offer Document and the Bidder, there are, to the Bidders knowledge, no other persons acting jointly with the Target within the meaning of Section 2 para. 5 WpÜG.

6.7	Note concerning the Opinion of the Management Board and the Supervisory Board of the Target

Pursuant to Section 27 para. 1 WpÜG, the management board and the supervisory board of the Target are required to issue a reasoned opinion about the Offer and about any possible amendments to the Offer. Pursuant to Section 14 para. 3 sentence 1 WpÜG, they are required to publish such reasoned opinion without undue delay after this Offer Document and/or any revisions that have been provided by the Bidder.

In the Business Combination Agreement (as defined in Section 7.1), inter alia subject to a review of this Offer Document and receiving a positive fairness opinion as part of the legally required opinions under Section 27 para. 1 WpÜG, the management board of the Target has undertaken to confirm that (i) in its view, the Offer is in the best interest of the Target; (ii) in its view the consideration offered is fair and reasonable; and (iii) it therefore supports the Offer and makes a recommendation to ADLER Shareholders to accept the Offer (see Section 6.7).

7.	Background of the Offer

The Offer aims, in a first step, at combining the business activities of the ADO Properties Group and the ADLER Group and to thereby create one of the leading residential real estate companies in Germany.

In a second step, the Bidder intends to strengthen the cooperation with Consus Real Estate AG (“Consus Real Estate”), whereby the business combination of the ADO Properties Group and the ADLER Group has the potential to ultimately create one of the largest listed residential real estate companies in Europe.

7.1	Business Combination Agreement and Creation of the Combined Group

Prior to the Announcement and commencing in the evening of December 13, 2019 and concluding in the early afternoon of December 15, 2019, the Board of Directors of the Bidder and the management board of the Target held talks in relation to how the Offer could be structured in the interests of both the ADO Properties Group and the ADLER Group and their respective shareholders, employees and tenants, and how a combined group, comprising the ADO Properties Group and the ADLER Group (the “Combined Group”), could be created under consideration of those interests. For this purpose, the Bidder and the Target entered into a Business Combination Agreement on December 15, 2019 governing the combination of the ADO Properties Group and the ADLER Group (the “Business Combination Agreement”).

The Business Combination Agreement sets out the parties’ common understanding of the strategic objectives of the Bidder and the Target with regard to portfolio financing, the intended future structure of the corporate group, the intended integration process, the sequence of events and the general support of the Target’s management board for the Offer.

The Business Combination Agreement has a term of two (2) years from the date of signing. Each party may terminate the Business Combination Agreement if the Offer or any other step described in the Business Combination Agreement is prohibited or if the Offer is not completed by June 30, 2020.

The key terms of the Business Combination Agreement are set out in more details below and in Section 8.

7.1.1	Irrevocable Undertakings

Prior to the Announcement, the Bidder also secured Irrevocable Undertakings from the Target’s major shareholders – including Co-CEO Tomas de Vargas Machuca – pursuant to which shareholders, who represent a total of 52.2% of the current shares and voting rights in the Target, have undertaken to the Bidder to tender their ADLER Shares during the Offer Period, subject to certain conditions (see Section 5.8.2).

7.1.2	Stakeholding in Consus Real Estate and Call/Put Option

In addition to the Offer, the Bidder acquired a total of 22.18% of the total share capital of Consus Real Estate for an average price of €9.72 per share by way of share purchase agreements with minority shareholders of Consus Real Estate. The Bidder entered into a strategic cooperation agreement with Consus Real Estate in order to establish a strategic partnership and to govern their future cooperation (the “Strategic Cooperation Agreement”). Under the Strategic Cooperation Agreement, the Bidder and Consus Real Estate agree to jointly develop existing and new properties. The Bidder was also granted a conditional right of first refusal in relation to land and buildings which Consus Real Estate and the Bidder have jointly developed.

Furthermore, the Bidder entered into an option agreement with the largest shareholder of Consus Real Estate, Aggregate Holdings S.A. (“Aggregate”), under which the Bidder receives a call option from Aggregate that can be exercised until June 16, 2021, which, if exercised, allows the Bidder to acquire Consus Real Estate shares currently representing 50.97% of Consus Real Estate’s total share capital in return for shares in the Bidder. Under the option agreement, the Bidder further undertook to submit a voluntary takeover offer for the remaining Consus Real Estate shares outside of the scope of the WpÜG (subject to structures implemented in order to avoid triggering of substantive RETT) if the Bidder were to exercise the aforementioned call option. As consideration for each Consus Real Estate share, the Consus Real Estate shareholders are each to receive 0.2390 newly created shares in the Bidder, however the exchange ratio is to be adjusted if dividends are paid or equity is raised by the Bidder or Consus Real Estate.

Under the same agreement, Aggregate acquired a right of disposal in respect of its shares in Consus Real Estate, which is contingent upon a change of control occurring at the level of the Bidder, whereas such change of control refers to the acquisition of shares or voting rights in the Bidder by a third party which, in turn, results in a participation as a result of which such third party, directly or indirectly, or together with persons acting jointly, holds 50% or more of the shares or voting rights in the Bidder. Upon exercise of this put option, the Bidder would be obliged to acquire the shares Aggregate holds in Consus Real Estate for a consideration (per share of Consus Real Estate) of, at the Bidder’s discretion, either a cash payment of €8.35 or the delivery of 0.2390 newly issued shares in the Bidder, whereby the exchange ratio is to be adjusted if dividends are paid or if equity is raised by the Bidder or Consus Real Estate.

The Bidder believes it is improbable that the prerequisites for the exercise of the put option are satisfied in the near future. As a result of the acquisition of at least 33 1⁄3% of the shares or voting rights in the Bidder, such person would, under Luxembourg laws, firstly be obliged to submit a mandatory offer to purchase all outstanding shares of the Bidder. Upon completion of such mandatory offer and a resulting indirect change of control at the level of the Target, a mandatory offer would be required for these under the provisions of the WpÜG. Irrespective of reaching the threshold of at least 33 1⁄3% in the Bidder, the put option is only exercisable if the respective acquirer acquires 50% or more of the shares or voting rights in the Bidder. There are currently no indications to the Bidder that a person would acquire 50% of the shares or voting rights of the Bidder. The Bidder believes that the associated probability, on the basis of the aforementioned reasons and in consideration of the fact that a bidder would in this case, from an economic perspective, be required to carry out three hostile takeovers without a due diligence process, is currently at 0%.

7.1.3	Support for the Offer by the Target

In the Business Combination Agreement, subject to, inter alia, a review of this Offer Document and receiving a positive fairness opinion as part of the legally required opinions under Section 27 para. 1 WpÜG, the management board of the Target has also undertaken to confirm that (i) in its view the Offer is in the best interests of the Target; (ii) in its view the consideration offered is fair and reasonable; and (iii) it therefore supports the Offer and makes a recommendation to ADLER Shareholders to accept the Offer (see Section 6.7).

The obligations to support the transaction on the part of the management board of the Target are, in particular, subject to the legality of such obligations and their compatibility with the management board’s obligations as a governing body.

7.1.4	Further Obligations of the Target

The Target undertook in the Business Combination Agreement, in particular, not to directly or indirectly approach any third parties with the aim of carrying out a transaction similar to the Offer or holding talks in relation to such a transaction.

The Target has also undertaken, unless otherwise instructed by the Bidder, not to accept the Offer for the 1,603,232 own shares it holds (equivalent to approximately 2.26% of the current share capital and voting rights of the Target).

7.1.5	Management of the Businesses of the Target and the Bidder

To the extent permitted by law, the Bidder and the Target have undertaken in the Business Combination Agreement to continue to run their businesses in the period up until completion of the Offer in a manner that accords with the way in which the businesses were managed previously in the ordinary course of business. They have also undertaken to refrain from taking certain economic and/or strategic measures, in particular certain corporate measures or measures affecting the corporate structure, or to take any such measures only with the Bidder’s consent.

The obligations on the part of the Bidder and the Target are subject to their legality and compatibility with the obligations of their respective governing bodies.

Furthermore, the Bidder and the Target have each agreed to pay a contractual penalty of €50,000,000 (“Break Fee”) in the event that the Bidder or the Target breaches a certain obligation in the Business Combination Agreement.

7.1.6	Share Transactions by Members of the Governing Bodies

The Co-CEO of the Target, Tomas de Vargas Machuca, entered into an Irrevocable Undertaking with the Bidder pursuant to which he has an irrevocable obligation to accept the Offer in respect of 451,125 ADLER Shares (see Section 5.8.2).

7.2	Economic and Strategic Reasons

The economic and strategic rationale for the combination of the Bidder and the Target is to secure the competitive advantages, synergies and other combination benefits described below, which the shareholders of the Combined Group are intended to profit from.

Both companies are proceeding on the basis that income and cost synergies derived after the successful combination of the ADLER Group and the ADO Properties Group will have a positive impact of approximately €15 million to €20 million (before taxes) per year on combined profit from operations. Operational synergies will arise as a result of economies of scale in purchasing and a more streamlined corporate structure, simultaneously accompanied by a reduction in administrative costs for the engagement of external service providers in areas of information technology, finance and legal.

In the event that the Combined Group exercised its call option to take over control of Consus Real Estate, the ADO Properties Group anticipates additional operational synergies of €13 million to €18 million (before taxes) per year. This will presumably be due to, above all, greater cost-efficiency, including reduced marketing and sales expenses, associated with the shift in strategy from “build to sell” to “build to hold”.

The Combined Group, which is expected to profit from the investment grade rating of the ADO Properties Group, expects medium-term financing synergies of approximately €10 million to €19 million per year with respect to the liabilities of the ADLER Group. In the event that the Combined Group would exercise its call option to take over control of Consus Real Estate, significant refinancing synergies are expected as a result of a refinancing of the debt structure, which could lead to estimated savings of approximately €142 million to €153 million (before taxes) per year. A fully subscribed capital increase with subscription rights of the ADO Properties Group in a settlement amount of up to €500 million is planned to take place following the completion of the transaction in order to further strengthen the balance sheet.

In the event of a cancellation of existing financings due to the exercise of termination rights as a result of a change of control at the level of the Target, the Bidder has secured a bridge facility (see 13.7.8, Annex 3).

The business combination has the potential to ultimately create one of the largest listed residential real estate companies in Europe, distinguished by diversification and synergistic growth. The ADO Properties Group and the ADLER Group will combine residential real estate portfolios with a total value of approximately €8.5 billion. The premium Berlin portfolio of the ADO Properties Group will be supplemented by the ADLER Group’s portfolio of properties across Germany, which focuses on German cities with attractive yield potential. The merged entity will also benefit from increased share liquidity with market cap of around €1.8 billion, and will likely be a candidate for inclusion in the MDAX in the near future.

7.3	No Mandatory Takeover Offer When Obtaining Control over the Target

If, as a result of this Offer, the Bidder acquires control of the Target within the meaning of Section 29 para. 2 WpÜG, Section 35 para. 3 WpÜG provides that the Bidder has no obligation to submit a takeover offer to ADLER Shareholders.

8.	Intentions of the Bidder regarding the Bidder and the Target

The successful completion of the Offer will, in the Bidder’s opinion, create one of the five leading residential property companies in Germany. Upon completion of the business combination, the expanded group of companies will have a portfolio value of approximately €8.5 billion.

The Bidder intends to realize annualized operational and financial synergies totaling €25 million to €39 million as a result of the business combination, primarily within the first 24 months following the settlement of the business combination.

Apart from the intentions and measures set out in Section 8, the Bidder does not have any other intentions with regard to the future business, registered office and location of key parts of the business of the Target, the ADLER Group, the use of assets, future obligations, employees and their representatives, members of the governing bodies and material changes to the employment terms and conditions of the Target and of the ADLER Group.

With the exception of the intentions described in sections 8.1 to 8.5 below, no further intentions exist regarding the future business, the registered office and the location of key parts of the business as well as the use of assets, future obligations, employees and their representative bodies, members of the governing bodies and significant changes in the employment conditions regarding the Bidder and the ADO Properties Group.

8.1	Future Business Operations; Use of Assets and Future Obligations

The Bidder intends to complete the business combination by the end of the first quarter of 2020. The objectives of the future strategy of the Combined Group are in particular:

(1)

the combination of strongly synergetic portfolios, leading to greater diversification of the Combined Group in the German residential property market; the latter applies in particular to diversification both in relation to property locations and profiles and in relation to core and value creation portfolios;

(2)

the combination will ensure operational and financial synergies and strengthen the debt profile for both parties, which benefit from an investment-grade rating, and this is expected to lead to a significant drop in debt capital costs; and

(3)	enhancement of the build-to-hold strategy and utilization of the Combined Group’s cooperation with Consus Real Estate.

In case of a requirement of a bridge financing, as may arise by the exercise of termination rights as a result of a change of control at the level of the Target, the Bidder intends to utilize an existing bridge facility agreement (see 13.7.8, Annex 3).

The Bidder intends to, following the completion of the transaction, carry out a fully subscribed capital increase with subscription rights of the ADO Properties Group in a settlement amount of up to €500 million is planned to take place following the completion of the transaction in order to further strengthen the balance sheet.

With exception of the intended capital increase of the intended combination of the portfolios, the Bidder has, with the exception of measures in relation to the assets, financial and earnings position of the Bidder (see Section 14) no further intentions regarding the future business of the Target and the utilization of its assets or future obligations of the Bidder.

8.2	Dividend Policy

For 2019, the Bidder intends to propose a dividend for all existing and all new shareholders of the Bidder in an amount of approximately 50% of the funds from operations (from rental activities) of the Bidder.

The Bidder intends to propose no dividend at the Target for 2019.

8.3	Impact on the Governing Bodies

The group resulting from the business combination will benefit from a strong, experienced management team and a state-of-the-art corporate governance structure. The Bidder shall be led by Maximilian Rienecker and Thierry Beaudemoulin as Co-Chief Executive Officers and Sven-Christian Frank as Chief Operating Officer.

The Bidder’s Board of Directors, which has seven members at present, will be augmented by three additional members. Five of the ten members in the one-tier board structure will be independent; those being Dr. Peter Maser as chairman, Arzu Akkemik, Dr. Michael Bütter, Jörn Stobbe and one more member yet to be nominated. In the event of a tie in the voting, the chairperson has the casting vote. Two members (Maximilian Rienecker and Thierry Beaudemoulin) will be Executive Directors; the remaining three members (Tomas de Vargas Machuca, Thilo Schmid and Claus Jørgensen) will be non-executive directors and will continue to hold their positions at the Target; namely Tomas de Vargas Machuca as a member of the management board and of the executive committee of the Target as well as Thilo Schmid and Claus Jørgensen as members of the supervisory board of the Target. Committees, such as for audit and remuneration, will be composed of three members of the Board of Directors each; they are to be chaired by an independent member and the majority of their members should be independent members of the Board of Directors.

A successful completion of the Offer itself has no immediate impact on the composition of the management board and of the supervisory board of the Target. The Bidder intends to, following the settlement of the Offer, not cause a change of the composition regarding the management board and the supervisory board of the Target.

8.4	Employees, Terms of Employment and Employee Representatives

The Bidder acknowledges that the committed workforce of the ADO Properties Group and the ADLER Group forms the basis of both the current success of both companies and the future success of the Combined Group.

As a result of the overall increase in and the probable future growth of the existing portfolio, the Bidder does currently not intend changes with respect to the number of employees of the ADLER Group or the Bidder. However, the integration of the ADLER Group into the ADO Properties Group may, without a change in the number of employees, lead to changes in the organizational structure and process flows, especially as a result of the merger of the Combined Group’s operational headquarters in Berlin (see Section 8.5). The ADO Properties Group and the ADLER Group will endeavor to enter into constructive dialogue with the employees and their representatives in order to create a fair and transparent framework for the combination. Furthermore, the Bidder intends to, jointly with the ADLER Group, explore whether individual departments of the ADLER Group shall be enhanced following the combination.

As a result of the intended realization of administrative synergies in the context of the transaction, no impacts at the expense of the employees of the ADLER Group or the Bidder are expected.

The Bidder has no intentions in relation to employee representation and the terms of employment of the ADLER Group.

The Bidder has no intentions regarding the employee representation and the employment conditions of the Bidder.

8.5	Name and Registered Office; Location of Key Parts of the Group

In the Business Combination Agreement, the Bidder and the Target have agreed that the name of the Combined Group resulting from the combination will be ADLER Real Estate Group and will have its operational headquarters in Berlin, although the registered office will remain in Luxembourg. The location of the ADLER Group in Hamburg, the other locations of the ADLER Group as well as the corporate heritage of the ADLER Group are to be retained in the Combined Group; this relates in particular to the company incorporated in the 19th century, its original company name and the preservation of the historic ADLER automobiles and bicycles as well as the commitment to social responsibility projects. The Bidder intends to implement the obligations entered into in the Business Combination Agreement.

The Bidder does not expect further changes regarding the registered offices and the locations of significant parts of the business of the Bidder and the Target.

8.6	Further Integration to Create the Combined Group

8.6.1	Conclusion of a Domination and/or Profit and Loss Transfer Agreement

If, upon successful completion of the Offer, the Bidder holds at least 75%, but less than 95% of the ADLER Shares issued, the Bidder does not intend to enter into a domination and/or profit and loss transfer agreement with the Target within the meaning of Sections 291 et seq. AktG, although it reserves its opportunity to do so.

In case of an effective domination agreement, the Bidder could give the management board of the Target binding instructions with regard to the management of the Target and therefore exercise control over the Target’s corporate governance. Conversely, the Bidder would be obliged to compensate for net losses incurred by the Target under commercial law in any financial year, if they cannot be compensated for with withdrawals from other retained earnings recognized during the term of the domination agreement.

As compensation for these comprehensive powers to give directions and instructions, the domination agreement would provide for recurring compensation, which the Bidder would have to pay to the remaining ADLER Shareholders in the form of cash payments in fixed or variable amounts. In addition to the obligation to pay compensation, the domination agreement would have to require the Bidder to, at the request of the remaining ADLER Shareholders, acquire their ADLER Shares against compensation payment in the form of shares of the Bidder or a cash payment.

To determine the amount of the cash payment to be granted as compensation for each ADLER Share or the number of shares of the Bidder to be granted as compensation for each ADLER Share, as well as the amount of the recurring compensation payments, the circumstances at the time of the Annual General Meeting that shall resolve on the domination agreement would be decisive. The adequacy of the amount of the cash payment to be granted as compensation for each ADLER Share or the number of shares of the

Bidder to be granted as compensation for each ADLER Share and the amount of the recurring compensation payment may be subject to judicial review. The value of the compensation to be granted could correspond to the Offer Consideration, but could also be higher or lower.

8.6.2	Squeeze-Out

If, following a successful completion of the Offer, the Bidder reaches the respective thresholds, the Bidder does not intend to effect the transfer of the ADLER Shares still being held by the remaining ADLER Shareholders to the Bidder (so-called “squeeze-out”).

9.	Consideration

9.1	Admission to Trading on an Organized Market and Liquidity of the Offer Shares

The Bidder will effect the admission to trading of the Offer Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) in due time before the transfer of the Offer Consideration.

The currently issued shares of the Bidder are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). They are included in the SDAX, EPRA/NAREIT Global, EPRA/NAREIT Developed Europe and EPRA/NAREIT Germany indices and demonstrate functioning stock exchange trading with a significant free float as well as appropriate trading activities and trading volumes. The Offer Shares will be fully interchangeable with the Bidder’s currently issued shares.

The Offer Shares of the Bidder will therefore constitute liquid shares admitted to trading on an organized market within the meaning of Section 31 para. 2 WpÜG.

9.2	Minimum Consideration

Pursuant to Section 31 para. 1, para. 2 and 7 WpÜG in conjunction with Section 3 sentence 1 WpÜG-AV, the Bidder is required to offer an adequate consideration to ADLER Shareholders for their ADLER Shares. Pursuant to Section 3 sentence 2 WpÜG-AV, the consideration must at least be equal to the predetermined minimum price as set out in Sections 4 through 6 WpÜG-AV. The minimum consideration to be offered to ADLER Shareholders per ADLER Share must at least be equal to the higher of the two following values:

(1)

Consideration of Prior Acquisitions. Pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 4 WpÜG-AV, the Offer Consideration must at least be equal to the highest consideration provided or agreed to by the Bidder or any person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries for the purchase of ADLER Shares within the last six months prior to the publication of this Offer Document.

(2)

Consideration of Domestic Stock Exchange Prices. Pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 5 para. 1 and 3 WpÜG-AV, the Offer Consideration must at least be equal to the weighted average domestic stock exchange price of ADLER Shares during the last three months prior to the Announcement (“Three-Month Average Price”). The Bidder published the Announcement on December 15, 2019. Accordingly, the period for determination of the minimum consideration commenced on September 15, 2019 and ended on (and including) December 14, 2019.

9.2.1	Previous Acquisitions

During the period referred to in Section 9.2(1), neither the Bidder nor any person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries have acquired ADLER Shares and no agreements regarding such acquisitions are in place. Therefore, there are no prior acquisitions within the meaning of Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 4 WpÜG-AV which could influence the minimum consideration for this Offer.

9.2.2	Three-Month Average Price

The minimum price described in Section 9.2(2) is determined based on the Three-Month Average Price of ADLER Shares pursuant to Section 5 para. 3 WpÜG-AV in conjunction with Section 22 WpHG on the basis of reported stock exchange transactions. Each transaction is weighted according to its sales volume (number of ADLER Shares traded multiplied by price) in relation to the total number of shares, meaning that a large transaction measured by sales volume has a larger impact on the calculation of the Three-Month Average Price than a small transaction. The calculation is as follows: sales volume (total number of shares traded multiplied by the price of all relevant transactions) divided by the number of ADLER Shares traded in all relevant transactions.

The calculation includes all transactions in ADLER Shares during the three months prior to the Announcement on the regulated markets (regulierte Märkte) of stock exchanges in Germany (domestically organized markets). Accordingly, the relevant reference date for calculating the minimum price is the day preceding the Announcement.

The Bidder published the Announcement on December 15, 2019. On December 23, 2019, BaFin notified the Bidder that the Three-Month Average Price on the reference date, December 14, 2019, amounted to €11.10 per ADLER Share. Therefore, the consideration offered to ADLER Shareholders must amount to at least €11.10 per ADLER Share pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 5 para. 1 and 3 WpÜG-AV.

9.2.3	Irrevocable Undertakings

During the period referred to in Section 9.2(1), the Bidder entered into Irrevocable Undertakings with each of the Tendering Shareholders in which they undertook, in each case irrevocably, among others, to accept the Offer in respect of the number of ADLER Shares subject to the respective Irrevocable Undertaking for a consideration of 0.4164 Offer Shares for each ADLER Share and/or for the consideration specified in this Offer Document and/or to bring about such acceptance (see Section 5.8.2).

9.3	Offer Consideration

The Bidder is offering an Offer Consideration of 0.4164 Offer Shares for each one (1) ADLER Share (see Section 4.1).

If the Offer Consideration, as in the case of this Offer, consists of liquid shares, the value of the shares offered for the purposes of determining the minimum consideration is also based on their Three-Month Average Price pursuant to Section 31 para.1, 2 and 7 WpÜG in conjunction with Sections 7, 5 para. 1 and 3 WpÜG-AV. According to BaFin’s notification to the Bidder dated December 23, 2019, the Three-Month Average Price of the shares of the Bidder on the reference date, December 14, 2019, amounted to €37.11 per share.

The Three-Month Average Price of one share of the Bidder of €37.11 multiplied by the fraction of 0.4164 Offer Shares which are being offered as Offer Consideration, amounts to approximately €15.45 per share. The value of the Offer Consideration of 0.4164 Offer Shares required to be determined in accordance with Section 31 para. 1, 2 and 7 WpÜG in conjunction with Sections 7, 5 para. 1 and 3 WpÜG-AV therefore amounts to approximately €15.45 per ADLER Share.

The Offer Consideration offered of approximately €15.45 per ADLER Share represents a premium of approximately €4.35 or 39.189% over the Three-Month Average Price of ADLER Shares of €11.10 (see Section 9.2).

The Three-Month Average Price on December 14, 2019 is meaningful for the purposes of determining the value of the Offer Consideration, as the Bidder has a significant free float and stock exchange trading is considered to have been liquid during the relevant three-month period.

9.4	Adequacy of the Consideration and Valuation Methods

The Bidder determined the exchange ratio underlying the Offer Consideration on the basis of the ratio between the Bidder’s and the Target’s Net Asset Value per share, calculated in accordance with the recommendations of the European Public Real Estate Association (“EPRA NAV”), in each case as of September 30, 2019. In using the EPRA NAV per share, the Bidder has employed a widely recognized valuation parameter that represents an appropriate basis of valuation for the ADLER Shares and the shares of the Bidder.

The Bidder believes that EPRA NAV is the most commonly and widely used valuation model for the valuation of the fair value of net assets of European real estate companies with a long-term rental and asset management strategy. EPRA NAV represents the fair value of net assets on an ongoing, long-term basis. Assets and liabilities that are not expected to crystallize in normal circumstances, such as the fair value of financial derivatives and deferred taxes on property valuation surpluses, are therefore excluded. Similarly, trading properties are adjusted to their fair value under the EPRA NAV measure.

In contrast to the NAV accounting under IFRS, EPRA NAV makes adjustments to show changes in fair value of the assets and liabilities of a pure real estate holding company with a medium-term strategy.

The EPRA NAV of the Bidder as of September 30, 2019 amounted to €2,760,725,000 and equals €62.47 per share of the Bidder on the basis of 44,194,607 shares of the Bidder, already taking into account the sale of 23 real estate properties to the GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin (see Section 5.3.2).

Pursuant to the financial reporting for the nine-month period ended September 30, 2019, the EPRA NAV of the Target amounted to €1,985.2 million, which, on the basis of 69,460,511 outstanding ADLER Shares and under consideration of the expected effects from dilution of and the adjustment of the conversion price of the 2021 Convertible Bonds issued by the Target (which, in case of full conversion, would result in the issuance of an additional 10,829,469 ADLER Shares), equals €26.003 per ADLER Share.

On the basis of the EPRA NAV per share of both companies as of September 30, 2019, the Bidder and the Target have, under the Business Combination Agreement, agreed on a conversion rate of 0.4146 shares of the Bidder per ADLER Share.

Taking into account the ratio of EPRA NAV of both companies as of September 30, 2019, the exchange ratio does not include any premium.

Based on the value of approximately €15.45 per ADLER Share determined above, resulting from the Three-Month Average Price per share of the Bidder of €37.11 multiplied by the fraction of 0.4164 Offer Shares, the offer price amounts to a premium of €4.35 or approximately 39.189% of the Three-Month Average Price of the ADLER Shares of €11.10 (see Section 9.2) and is therefore adequate within the meaning of Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 3 sentence 1 WpÜG-AV.

No valuation methods other than those presented in this Offer Document were applied.

The Offer Consideration for each ADLER Share is therefore adequate.

9.5	No Compensation for the Loss of Certain Rights

The articles of association of the Target contain no provisions that would require the application of provisions within the meaning of Section 33b para. 2 WpÜG. The Bidder is therefore under no obligation to pay compensation pursuant to Section 33b para. 5 WpÜG as a result of a purchase of shares in breach of contractual restrictions on transfers.

10.	Regulatory Approvals and Procedures

10.1	Antitrust Proceedings

The envisaged takeover of the ADLER Group by the Bidder is subject to merger control clearance by the German Federal Cartel Office (Bundeskartellamt) in accordance with Sections 35 et seq. of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen).

The Federal Cartel Office may only prohibit a business combination notified to it if it informs the notifying company within a period of one month following the receipt of the completed application (preliminary review procedure, Phase I) that it has commenced a review of the business combination (main review procedure, Phase II). The main review procedure shall only be initiated if further examination of the business combination is required. The review phases may be extended in certain circumstances. The transaction may only be completed once approval has been given or the statutory periods have expired.

The Bidder notified the German Federal Cartel Office (Bundeskartellamt) of the planned takeover on December 17, 2019. The German Federal Cartel Office (Bundeskartellamt) informed the Bidder during the course of Phase I (as described above), on December 20, 2019, that the intended business combination can be completed.

As both the ADO Properties Group and the ADLER Group generated more than two-thirds of their respective aggregate revenues in the last completed financial year prior to publication of the Offer (2018) in Germany, the proposed business combination is not subject to merger control by the European Commission pursuant to Council Regulation (EC) No 139/2004 of January 20, 2004 on the control of concentrations between undertakings.

10.2	Permission to Publish the Offer Document

BaFin has reviewed this Offer Document in the German language and approved its publication on February 6, 2020.

11.	Requirements for the Completion of the Offer

This Offer is not subject to any closing conditions.

12.	Acceptance and Settlement of the Offer

12.1	Settlement Agent

The Bidder has mandated BNP Paribas BNP Paribas Securities Services S.C.A, Frankfurt branch, 60327 Frankfurt am Main, Germany (Inquiries via fax to +49 69 1520 5277 or via email at Frankfurt.gct.operations@bnpparibas.com), as Settlement Agent for the technical implementation of this Offer.

The Settlement Agent has been engaged by the Bidder for the settlement of the Offer Capital Increase (as defined in Section 13.2.1) and with the receipt and transfer of the Offer Consideration per Tendered Share (as defined in Section 12.2(2)).

12.2	Acceptance of the Offer within the Acceptance Period

ADLER Shareholders who wish to accept the Offer should address any questions regarding the acceptance of the Offer and its technical settlement to their respective Custodian Bank or other investment services enterprise where their ADLER Shares are being held. These institutions have been informed separately about the procedures for the acceptance and settlement of the Offer, and they will inform any ADLER Shareholder holding ADLER Shares in their securities account about the Offer and the steps required for the acceptance of the Offer.

ADLER Shareholders may only accept the Offer if, within the Acceptance Period, they:

(1)	give notice of their acceptance of the Offer to their respective Custodian Bank in the form required for instructions to the respective Custodian Bank (the “Declaration of Acceptance”); and

(2)

instruct their respective Custodian Bank to rebook the ADLER Shares held in their securities account for which they wish to accept the Offer (together with the ADLER Shares tendered during the Additional Acceptance Period, the “Tendered Shares”) to ISIN DE000A254V20 at Clearstream.

The Declaration of Acceptance will only be effective if the Tendered Shares tendered during the Acceptance Period are rebooked to ISIN DE000A254V20 at Clearstream no later than 18:00 hours (CET) on the second Banking Day following the expiration of the Acceptance Period. The rebookings are to be arranged by the respective Custodian Bank immediately after receipt of the Declaration of Acceptance.

Receipt of the Declaration of Acceptance by the respective Custodian Bank determines compliance with the Acceptance Period. Notices of Acceptance that are not received by the respective Custodian Bank within the Acceptance Period or that are incorrect or incomplete will not be regarded as an acceptance of the Offer and will not entitle the respective ADLER Shareholder to receive the Offer Consideration. Neither the Bidder nor any persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG, nor their respective subsidiaries or the Settlement Agent, are required to notify the respective ADLER Shareholder of any defects or errors in the Declaration of Acceptance, and they accept no responsibility in the event that such notification is not provided.

12.3	Further Declarations in Connection with the Acceptance of the Offer

By submitting the Declaration of Acceptance:

(1)

the respective ADLER Shareholders accept the Offer on the terms set forth in the Offer Document for all ADLER Shares held in their custody account at the respective Custodian Banks at the time of the Declaration of Acceptance, unless a different number is explicitly stated in the Declaration of Acceptance;

(2)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to rebook the ADLER Shares specified in the Declaration of Acceptance to ISIN DE000A254V20 at Clearstream, but to initially leave such ADLER Shares in their own custody account;

(3)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks in turn to instruct and authorize Clearstream to rebook the Tendered Shares left in the securities accounts of the respective Custodian Banks after the expiration of the Additional Acceptance Period and prior to the adoption of Definitive Resolution for the purpose of the Offer Capital Increase (as defined in Section 13.2.1) to the account of the Settlement Agent at Clearstream;

(4)

the respective ADLER Shareholders, subject to the expiration of the Additional Acceptance Period, transfer the ownership of the Tendered Shares, including all rights (in particular dividend entitlements) attached to the Tendered Shares at the time of the transfer to the Bidder with effect on the date of the Definitive Resolution (as defined in Section 13.2.1), provided that these Tendered Shares are to be held exclusively by the Settlement Agent and will be transferred against provision of the Offer Consideration per Tendered Share;

(5)

the respective ADLER Shareholders agree that from the time the Tendered Shares are transferred to an account held by the Settlement Agent at Clearstream, a disposal of the Tendered Shares will no longer be possible and a disposal of the Offer Shares they are entitled to as Offer Consideration will not yet be possible; during this time, the respective ADLER Shareholders only hold a claim for delivery of a number of Offer Shares corresponding to the Offer Consideration under the provisions explicitly set forth in this Offer Document;

(6)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to subscribe for 0.4164 Offer Shares against contribution in kind of one (1) Tendered Share, in the name, on behalf and for the account of and acting as a proxy for the respective ADLER Shareholders, it being understood for the purposes of this whole Section 12.3 that the Settlement Agent will act in the name, on behalf and for the account of all shareholders that are shown (on an aggregate basis only) in the Clearstream system as having tendered their ADLER Shares (without having access to and without disclosing the identity of the respective individual ADLER Shareholder);

(7)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to contribute the Tendered Shares as a contribution in kind against 0.4164 Offer Shares per one (1) Tendered Share in the name, on behalf and for the account of and acting as a proxy for the respective ADLER Shareholders and to receive the Offer Consideration; the Settlement Agent will, in turn, transfer the Offer Consideration through Clearstream to the Custodian Banks and the respective Custodian Bank will credit the Offer Shares, which (subject to the terms and conditions regarding Fractional Shares this Section 12.3) correspond to the respective Tendered Shares to the account of the respective former ADLER Shareholder at the respective Custodian Bank;

(8)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to execute in the name, on behalf and for the account of and as a proxy for the respective ADLER Shareholders a contribution and subscription form in connection with the subscription in accordance with the foregoing declaration under Section 12.3(6) and the contribution in accordance with the foregoing declaration under Section 12.3(7);

(9)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to pool and sell their Fractional Shares (together with other Fractional Shares in the form of whole Offer Shares), and, as the case may be, to transfer remaining Fractional Shares (if any) to the account of the Settlement Agent at Clearstream in order to bundle them with Fractional Shares from other Custodian Banks (if any) and to dispose of these Fractional Shares fractions or to instruct and to authorize Clearstream accordingly;

(10)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to sell the remaining Fractional Shares of the Custodian Bank (together with other Fractional Shares in the form of whole Offer Shares), which are transferred by their respective Custodian Bank and/or Clearstream to the account of the Settlement Agent at Clearstream;

(11)

the respective ADLER Shareholders consent and accept that the proceeds credited for any of their Fractional Shares will be determined based on the average proceeds per Offer Share, which the respective Custodian Bank and/or Settlement Agent realized by monetizing whole Offer Shares representing such Fractional Shares on behalf of the respective ADLER Shareholders and that such average proceeds may vary between Custodian Banks;

(12)

the respective ADLER Shareholders instruct and authorize their respective Custodian Bank to credit the proceeds from a sale of their respective Fractional Shares to the account have set forth in the Declaration of Acceptance;

(13)

the respective ADLER Shareholders instruct and authorize their respective Custodian Bank and the Settlement Agent under exemption from the prohibition against self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all expedient or necessary actions for the settlement of this Offer and to issue and receive notices, in particular for the purpose of effecting the transfer of ownership of the Tendered Shares to the Bidder; in particular, the respective ADLER Shareholders instruct and authorize the Settlement Agent under exemption from the prohibition against self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to make any and all declarations as agent on behalf and for the account of the respective ADLER Shareholders required in connection with the authorizations given under the above Sections 12.3(1) through 12.3(11).

(14)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to instruct and authorize Clearstream to provide, directly or through the respective Custodian Bank and the Settlement Agent, on each Banking Day, with all information necessary for announcements regarding the acquisition of Tendered Shares (see Section 18), particularly the number of Tendered Shares in the account of the respective Custodian Bank transferred to Clearstream into ISIN DE000A254V20;

(15)

the respective ADLER Shareholders declare that the Tendered Shares are in their sole ownership, are not subject to any restrictions on disposal and are free from rights and claims of third parties at the time of the transfer of the ownership; and

(16)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to forward the Declaration of Acceptance and, in the event of a withdrawal (see Section 16), the declaration of withdrawal to the Settlement Agent.

The declarations, instructions, orders and authorizations listed in the paragraph above are granted irrevocably in the interest of a smooth and quick settlement of this Offer. They will lapse only in the event of an effective withdrawal from the agreements entered into by the acceptance of the Offer.

12.4	Settlement of the Offer

The Tendered Shares that are transferred to the Bidder pursuant to Section 12.3, will initially remain in the custody accounts of the respective ADLER Shareholders and will be transferred into ISIN DE000A254V20 at Clearstream for the purpose of the settlement of the Offer. Ownership of the Tendered Shares will be transferred to the Bidder on the date of the Definitive Resolution (as defined under Section 13.2.1).

The Settlement Agent will arrange for all Offer Shares created by the Offer Capital Increase (as defined in Section 13.2.1) to be transferred to the custody accounts of the ADLER Shareholders accepting the Offer or, in the event of a sale of the Tendered Shares, of the respective purchaser of the Tendered Shares. For one (1) ADLER Share a total of 0.4164 Offer Shares will be granted as Offer Consideration to the former ADLER Shareholders who have accepted the Offer.

As is the case for the existing shares of the Bidder, the Offer Shares are to be admitted to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The Offer Shares will only be transferred to the custody accounts held by the Custodian Banks at Clearstream following this admission.

The Offer Shares will be transferred to the custody accounts held by the Custodian Banks at Clearstream following expiration of the Additional Acceptance Period, but no earlier than after the adoption of the Definitive Resolution (as defined in Section 13.2.1) and the admission of the Offer Shares to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). This constitutes an offer by the Bidder to transfer the ownership of the Offer Shares in a way that does not require receipt of the declaration of acceptance of the former ADLER Shareholders who have tendered the respective Tendered Shares, by the Settlement Agent.

If Fractional Shares are created due to the exchange ratio of the Offer Consideration, no shareholder rights can be exercised based on those, requiring a consolidation to full legal rights (so-called fractional adjustment) (Aktienspitzenverwertung). Fractional Shares will only be paid for in cash. In this regard, first the respective Custodian Banks and only thereafter (in case of Fractional Shares remaining) the Settlement Agent will sell the Fractional Shares allocated to the Offer Shares by combining them to whole Offer Shares on the stock market. The proceeds will then be paid to the respective ADLER Shareholders, which tendered the respective Tendered Shares, in accordance with the relevant Fractional Shares. Because market prices of Offer Shares may fluctuate, cash proceeds received by ADLER Shareholders that have tendered their shares from any such fractional adjustments (Aktienspitzenverwertung) may be different than the amount calculated based on the market price of an Offer Share at the time of the settlement of the Offer.

The Company, the Settlement Agent and the Custodian Banks do not guarantee that a sale of fractional adjustment will result in a certain price.

The Company has fulfilled its obligation regarding the delivery of the Offer Consideration once the Definitive Resolution (as defined in Section 13.2.1) has been adopted by the Board of Directors, the Offer Shares were admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), the Offer Shares were transferred to the accounts held by the Custodian Banks at Clearstream and payments regarding fractional adjustments, if any, were made. It is the obligation of the Custodian Banks to credit the Offer Consideration as well as proceeds from fractional adjustments, if any, to the former ADLER Shareholders.

The Custodian Banks will transfer all of the Fractional Shares (remaining after the pooling into whole Offer Shares and selling these Offer Shares at the level of the Custodian Bank) to the account of the Settlement Agent at Clearstream. The Settlement Agent will, subsequent to the sale of whole Offer Shares by the respective Custodian Banks, sell those Fractional Shares for the benefit of the respective ADLER Shareholders. The proceeds resulting from such sales are to be credited to the accounts of the respective ADLER Shareholders at the latest within ten Banking Days after the Offer Shares have been credited in the accounts of the former ADLER Shareholders. Subsequently remaining Fractional Shares (if any) will be compensated in cash to the extent no full Offer Shares can be issued.

Assuming that the Announcement of Results (as defined in Section 18(1)(z)) occurs on March 30, 2020, the crediting of the Offer Shares with the respective Custodian Banks will be carried out by April 9, 2020 at the latest, and a crediting of the proceeds from the fractional adjustment with the respective Custodian Banks will be carried out by April 27, 2020 at the latest.

12.5	Legal Consequences of the Acceptance of the Offer

With acceptance of the Offer, an agreement under the law of obligations between each of the accepting ADLER Shareholders and the Bidder will come into effect with respect to the contribution of the Tendered Shares in accordance with the provisions of this Offer Document. These agreements and their interpretation are governed solely by German law. The Offer Consideration for every one (1) Tendered Share consists of 0.4164 Offer Shares.

The respective ADLER Shareholders who accept the Offer irrevocably grant the instructions, orders and authorizations and irrevocably make all declarations set forth in Section 12.3.

The in rem completion of the Offer will only take place following the expiration of the Additional Acceptance Period by providing the Offer Consideration for all of the Tendered Shares against transfer of all Tendered Shares. With the transfer of ownership of the Tendered Shares to the Bidder, all claims and other rights associated with the Tendered Shares are transferred to the Bidder.

12.6	Acceptance of the Offer During the Additional Acceptance Period

ADLER Shareholders who want to accept the offer during the Additional Acceptance Period should contact their respective Custodian Bank or any other securities services provider with which their ADLER Shares are deposited for any questions regarding the technical execution of the Offer. These institutions have been informed separately about the handling of the acceptance and the settlement of the Offer and will inform any ADLER Shareholder who holds ADLER Shares in their account about the Offer and the steps required for the acceptance thereof.

The details set out in Sections 12.2 to 12.5 shall apply mutatis mutandis to acceptance during the Additional Acceptance Period. Accordingly, ADLER Shareholders who have not accepted the Offer for some or all of their ADLER Shares during the Acceptance Period can accept the Offer for such ADLER Shares during the Additional Acceptance Period by filing a Declaration of Acceptance as set forth in Section 12.2 and this Section 12.6.

Such Declaration of Acceptance likewise only becomes effective by transfer of the ADLER Shares, for which the acceptance was declared, into ISIN DE000A254V20 at Clearstream on time. The transfer will be arranged immediately by the respective Custodian Bank upon receipt of the Declaration of Acceptance.

The transfer of ADLER Shares at Clearstream shall be deemed effected on time if the transfer is effected prior to 18:00 hours (CET) on the second Banking Day following the expiration of the Additional Acceptance Period. The ADLER Shares tendered into the Offer for exchange during the Additional Acceptance Period which were transferred into ISIN DE000A254V20 on time are likewise designated as Tendered Shares.

12.7	Trading with Tendered Shares

The Tendered Shares will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A254V20, presumably on the third Banking Day after commencement of the Acceptance Period.

Trading of the Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) will presumably end with close of trading on the day before the adoption of the Definitive Resolution (as defined in Section 13.2.1).

The Bidder will immediately publish the day on which trading for Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) is discontinued via an electronic information dissemination system within the meaning of Section 10 para. 3 sentence 1 no. 2 WpÜG, or in the German Federal Gazette (Bundesanzeiger).

The respective acquirers of Tendered Shares assume all rights and obligations that result from the acceptance of the Offer, including the irrevocable declarations, instructions, orders and authorizations set out in Section 12.3.

ADLER Shares not tendered for exchange will continue to be traded under ISIN DE0005008007.

12.8	Right of Withdrawal of ADLER Shareholders who Accepted the Offer

ADLER Shareholders who have accepted the Offer may only withdraw from acceptance of the Offer under the conditions set out in Section 16.1. For information on the exercise and the legal consequences of the right of withdrawal, see Section 16.2.

12.9	Costs for ADLER Shareholders who Accept the Offer

Acceptance of the Offer is free of custodian banks’ fees and expenses for ADLER Shareholders who hold their ADLER Shares in domestic custodian accounts (except for the costs of submitting the Declaration of Acceptance to the respective Custodian Bank). To this end, the Bidder will pay the Custodian Banks a market-standard commission of which they will be informed separately.

Any additional costs and expenses imposed by Custodian Banks or foreign investment services enterprises, as well as any expenditure incurred outside Germany, will be individually borne by the respective ADLER Shareholders.

13.	Securing of the Offer Consideration

13.1	Financing Requirements

At the date of publication of this Offer Document, the Target has issued 71,063,743 ADLER Shares.

Furthermore, at the date of the publication of this Offer Document, the Target has 9,444,878 convertible bonds outstanding with a conversion ratio of 1.1028 to a conversion price of €12.5039 that would, assuming full conversion, result in up to 10,415,811 new shares of the Target. However, owing to the change of control mechanism, the conversion price would be adjusted to €12.0296, thereby creating 10,829,469 additional shares assuming full conversion (see Section 6.2.6). The conversion ratio refers to the ratio of one convertible bond to the number of shares of the Target at the time of the exercise of the conversion right by a creditor of a convertible bond.

A maximum of up to 81,893,212 ADLER Shares would therefore be outstanding at the end of the Additional Acceptance Period. If the Offer were accepted for all of the 81,893,212 ADLER Shares expected to be outstanding at the end of the Additional Acceptance Period, the Bidder would have to deliver a total of 34,100,334 Offer Shares (the “Delivery Obligation”) to enable it to deliver the Offer Consideration for each ADLER Share to the accepting ADLER Shareholders (based on an exchange ratio of 0.4164 Offer Shares for one (1) ADLER Share).

In addition, the Bidder will incur costs for the preparation and implementation of this Offer in the amount of approximately €20 million (the “Offer Costs”).

13.2	Financing Measures

The Bidder will ensure that it is able to satisfy the Delivery Obligation by means of capital increases under the Authorized Capital (see Section 13.2.1), while the Offer Costs will be met by utilizing the Bidder’s existing financial resources (see Section 13.2.2).

13.2.1	Financing of the Delivery Obligation

The Bidder is able to create Offer Shares up to the amount of the Authorized Capital of €750,000,000.00 by means of the capital increase for contributions in kind out under the Authorized Capital; this is significantly exceeds the Delivery Obligation.

The issuance of the Offer Shares by the Bidder shall originate from two separate resolutions of the Board of Directors: (i) a first resolution of the Board of Directors resolving to increase the Company’s share capital against contributions in kind under suppression of the shareholders’ preferential statutory subscription rights, adopted on January 16, 2020, by way of partial utilization of the Authorized Capital and through the issuance of up to 34,100,334 newly issued ordinary shares in dematerialized form with no nominal value of the Company (the “Basic Resolution”), and (ii) a second resolution by a duly appointed delegate of and in the name of the Board of Directors determining the final amount of the increase of the share capital and the exact number of Offer Shares, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period, presumably on March 30, 2020 (the “Definitive Resolution” and, together with the Basic Resolution, the “Offer Capital Increase”).

The Offer Shares from the Offer Capital Increase are freely transferable. At the time of completion of the Offer and subject to applicable law, trading of the Offer Shares will not be subject to any prohibitions on disposals or and there will not be any restrictions with respect to the transferability of the Offer Shares. Each Offer Share confers, subject to the provisions of Luxembourg law, one vote at the Bidder’s Annual General Meeting. There are no voting rights restrictions.

The Offer Shares resulting from the Offer Capital Increase will be issued with dividend entitlements for the 2019 financial year.

The Offer Capital Increase will be implemented for contributions in kind in the form of Tendered Shares. Only the Settlement Agent appointed for the purposes of the settlement of the Offer may subscribe for the Offer Shares on behalf and for the account of the ADLER Shareholders who have tendered their ADLER Shares. The subscription right of the Bidder’s shareholders is excluded.

ADLER Shareholders who have accepted the Offer will transfer their Tendered Shares to an account of the Settlement Agent at Clearstream. The Settlement Agent will then contribute the Tendered Shares as contribution in kind on behalf and for the account of the respective ADLER Shareholder and subscribe on behalf and for the account of the respective ADLER Shareholder the Offer Shares created by means of the Offer Capital Increase. Once the Offer Shares have been created, the Settlement Agent will transfer the newly created Offer Shares to the ADLER Shareholders who have accepted the Offer in accordance with the applicable exchange ratio vis-à-vis the Bidder.

Fractional Shares, i.e., ADLER Shares which do not allow the relevant ADLER Shareholders to subscribe for whole Offer Shares because of the exchange ratio, will be consolidated and sold by the Settlement Agent together with the respective Custodian Banks. The proceeds of the consolidation and sale of Fractional Shares will be credited to the respective ADLER Shareholders pro rata (see Section 12.4).

The maximum amount of the Offer Capital Increase is €42,284, equivalent to 34,100,334 Offer Shares, and has been determined such that, in accordance with the Offer Consideration and on the basis of up to 81,893,212 ADLER Shares potentially outstanding at the end of the Additional Acceptance Period, it will be possible to issue a sufficient number of Offer Shares for all of the ADLER Shares outstanding at the expiration of the Additional Acceptance Period and to transfer them to the ADLER Shareholders accepting the Offer.

13.2.2	Financing of the Offer Costs

Prior to the publication of this Offer Document, the Bidder made the arrangements necessary to ensure that it will have the necessary funds at its disposal to complete the Offer at the appropriate time.

As of February 6, 2020, the ADO Properties Group had cash funds (including unutilized credit lines) amounting to at least €500 million which are available to the Bidder to settle the Offer Costs.

The Bidder has therefore ensured that it will have a cash amount at its disposal significantly in excess of the Offer Costs.

14.	Expected Effects of a Successful Offer on the Net Assets, Financial Position and Results of Operations of the Bidder

The expected effects of a successful Offer on the Bidder’s net assets, financial position and results of operations are presented below with the help of explanatory financial information (“Explanatory Financial Information”).

The expected effects of a successful Offer on net assets, financial position and results of operations of the Bidder are presented below on the basis of Section 11 para. 2 sentence 3 no. 1 WpÜG.

14.1	Methodology

On the basis of the unaudited balance sheet of the Bidder as of September 30, 2019 and unaudited income statement of the Bidder for the nine-month period ended September 30, 2019, prepared in accordance with the generally accepted accounting principles in Luxembourg (“Luxembourg GAAP”) the Explanatory Financial Information illustrates:

(1)

the effects a successful completion of the Offer would have had on the unaudited balance sheet of the Bidder as of September 30, 2019, prepared in accordance with the generally accepted accounting principles in Luxembourg, if the Offer had been completed on September 30, 2019, and

(2)

the effects a successful completion of the Offer would have had on the unaudited income statement of the Bidder for the nine-month period ended September 30, 2019, prepared in accordance with the generally accepted accounting principles in Luxembourg, if the Offer had been completed on January 1, 2019.

The Explanatory Financial Information consists of disclosures within the meaning of Section 11 para. 2 sentence 3 no. 1 clause 2 WpÜG and does not represent pro forma financial information. It was not prepared in accordance with the IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004), from which it differs significantly, contains a simplified form of presentation and has not been audited.

The Explanatory Financial Information is based on assumptions which may prove to be accurate or inaccurate and which, by their very nature, solely describe a situation which may occur or may not occur. Consequently, it does not reflect the actual net assets, financial position and results of operations of the Bidder.

14.2	Basis and Assumptions

14.2.1	Basis

The Explanatory Financial Information is based on the following fundamentals:

(1)	The number of ADLER Shares outstanding amounts in total to 71,063,743 ADLER Shares.

(2)	The Offer Consideration for every one (1) Tendered Share consists of 0.4164 Offer Shares.

14.2.2	Assumptions

The Explanatory Financial Information is also based on the following assumptions:

(1)	The number of ADLER Shares outstanding at the date of completion of the Offer amounts in total to 81,893,212 ADLER Shares.

(2)	In addition, no further ADLER Shares will be issued by the Target up to the completion of the Offer.

(3)	The Offer will be accepted for all 81,893,212 ADLER Shares outstanding at the date of completion of the Offer.

(4)	In return, the Bidder will issue a total of 34,100,334 Offer Shares (including the converted shares) to create the Offer Consideration against the contribution of the 81,893,212 Tendered Shares.

(5)

The value of the Offer Shares resulting from the Offer Capital Increase given in exchange for the Tendered Shares amounts to €37.11 per Offer Share. This value corresponds to the Three-Month Average Price of the Bidder’s shares on December 14, 2019, the day before the Announcement, as the Bidder was informed by a communication from BaFin dated December 23, 2019.

(6)	In accordance with the Offer Consideration offered for each Tendered Share, the price for each Tendered Share contributed in the context of the Offer Capital Increase amounts to €15.45.

(7)

The Bidder will incur Offer Costs totaling approximately €20 million which will be financed by the Bidder’s existing cash resources. The Bidder anticipates that the full amount of the Offer Costs will relate to incidental acquisition costs in connection with the purchase of the Tendered Shares.

(8)	The completion of the Offer will not result in any tax effects.

(9)	The synergies resulting from the creation of the Combined Group will not be taken into account.

14.3	Expected Effects of a Successful Offer on the Net Assets and Financial Position of the Bidder

Based on the starting position and assumptions described in Section 14.2, the following table shows the effects that a successful completion of the Offer would have had on the unaudited balance sheet of the Bidder as of September 30, 2019, prepared in accordance with Luxembourg GAAP, if the Offer had been completed on September 30, 2019:

	Balance sheet of the Bidder as at September 30, 2019	Expected effects of completion of the Offer on September 30, 2019		Balance sheet of the Bidder after completion of the Offer on September 30, 2019
	(unaudited)*
	(in €)
Assets
Formation expenses	7,350,842	—		7,350,842
Fixed assets	1,585,872,075	1,285,463,395	(1)	2,871,355,470
Financial assets
Shares in affiliated undertakings	1,585,872,075	1,285,463,395	(1)	2,871,355,470
Current assets	5,829,051			5,829,051
Debtors
Affiliated undertaking debtors becoming due and payable within one year	182,331	—		182,331
Other debtors becoming due and payable within one year	1,107,412	—		1,107,412
Cash at bank and in hand	4,539,309	—		4,539,309
Deferred income	1,047,295	—		1,047,295
Total assets	1,600,099,262	1,285,463,395	(1)	2,885,562,657

Equity and Liabilities
Equity	852,067,304	1,285,463,395		2,117,530,699
Subscribed capital	54,801	42,284	(2)	97,086
Share premium account	844,345,307	1,265,421,110	(3)	2,109,766,418
Reserves	422,960	—		422,960
Legal reserve	5,472	—		5,472
Other reserves, including the fair value reserve	437,488	—		437,488
Profit (or loss) brought forward	32,895,472	—		32,895,472
Profit (or loss) for the financial year	(25,671,237)	—		(25,671,237)
Provisions	10,212,014	—		10,212,014
Provisions for taxation	4,815	—		4,815
Other provisions	10,207,199	—		10,207,199
Liabilities	737,819,945	20,000,000	(4)	757,819,945
Debenture loans
Convertible loans
Becoming due and payable within one year	737,077	—		737,077
Becoming due and payable after more than one year	165,000,000	—		165,000,000
Non-convertible loans
Becoming due and payable within one year	1,084,933	—		1,084,933
Becoming due and payable after more than one year	400,000,000	—		400,000,000
Trade creditors
Becoming due and payable within one year	432,727	20,000,000	(4)	20,432,727
Amounts owed to affiliated undertakings
Becoming due and payable within one year	28,803,906	—		28,803,906
Becoming due and payable after more than one year	138,908,731	—		138,908,731
Other creditors
Amounts owed to tax authorities	1,158,326	—		1,158,326
Social security authorities	321	—		321
Becoming due and payable within one year	1,693,924	—		1,693,924

Total Equity and Liabilities	1,600,099,262	1,285,463,395		2,885,562,657

*	Figures in brackets represent negative amounts. A dash („-“) indicates that the item in question is not affected. Differences may arise due to rounding.

Notes:

(1)

As a result of the completion of the Offer, the balance sheet item “Financial assets” increases from €1,585,872,075 by €1,285,463,395 to €2,871,355,470, which reflects the acquisition cost of €1,265.5 million for the acquisition of 81,893,212 ADLER Shares plus costs incurred in connection with the Offer of approximately €20 million. The acquisition costs are determined on the basis of the 34,100,334 Offer Shares issued in exchange for the ADLER Shares, valued at €37.11 per share, which is the equivalent to the three-month weighted average price of the share of the Bidder as of December 14, 2019, as such, the day prior to the announcement of the exchange offer, as notified to the Bidder by BaFin on December 23, 2019. Furthermore, the costs incurred in connection with the Offer of approximately €20 million are fully attributable to the acquisition-related costs for the acquisition of the ADLER Shares and are fully capitalized.

(2)

As a result of the completion of the Offer, the balance sheet item “Subscribed capital” increases from €54,801 by €42,284 to €97,086 due to the issuance of 34,100,334 Offer Shares. The increase of the subscribed capital is calculated by multiplying the 34,100,334 Offer Shares and the subscribed capital as of September 30, 2019, and divided by 44,194,607 dematerialized shares with no par value.

(3)

As a result of the completion of the Offer, the balance sheet item “Share premium account” increases from €844,345,307 by €1,265,421,110 to €2,109,766,418, which reflects the difference between the value of the shares issued in connection with the Offer Capital Increase of €34,100,334 and the portion of €42,284 allocated to the balance sheet item “Subscribed capital”.

(4)	As a result of the completion of the Offer, the balance sheet item “Liabilities” increases from €432,727 by €20,000,000 to €20,432,727 due to costs incurred in connection with the Offer.

14.4	Expected Effects of a Successful Offer on the Results of Operations of the Bidder

Based on the starting position and assumptions described in Section 14.2, a successful completion of the Offer would not have any effect on the unaudited profit and loss statement of the Bidder for the nine-month period ended September 30, 2019, and prepared in accordance with Luxembourg GAAP, if the Offer had been completed on January 1, 2019.

The Bidder expects that the offer costs in an amount of approximately €20.0 million are fully attributable to acquisition-related costs for the acquisition of the ADLER Shares. Accordingly, these are fully capitalized in connection with the completion of the Offer and do not result in a decrease of the Bidder’s profit for the period.

14.5	Expected Dividends

The Target has not paid any dividends, including during the nine months until September 30, 2019. The Bidder does not expect that the Target will pay any dividends over the short- or mid-term.

15.	Information for ADLER Shareholders not Accepting the Offer

ADLER Shareholders that do not wish to accept the Offer should take particular account of the Bidder’s intentions regarding the future business activities of the ADO Properties Group and the ADLER Group presented in Section 8 as well as the considerations set out below.

15.1	Possible Reduction of Free Float and Liquidity for ADLER Shares

ADLER Shares for which this Offer is not accepted can still be traded on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) for as long as the ADLER Shares remain publicly listed. The current share price of ADLER Shares may, however, be influenced by the fact that the Bidder published the Announcement on December 15, 2019. It is therefore uncertain whether the price of ADLER Shares will remain at its previous level or if it will rise or fall after implementation of the Offer.

The settlement of the Offer will result in a reduction in the free float of ADLER Shares. Against this background it is estimated that after implementation of the Offer, supply of, and demand for, ADLER Shares will be lower after implementation than is currently the case and that this will decrease the liquidity of ADLER Shares. Lower liquidity could lead to greater fluctuations in the price of ADLER Shares and it may be that it will not be possible to execute purchase and sale orders for ADLER Shares at short notice or at all.

The implementation of the Offer, and in particular the expected significant reduction in the free float of ADLER Shares, may mean that the Target no longer meets the criteria established by the respective index compilers for ADLER Shares to remain included in the SDAX, CDAX, GPR General Index or DIMAX indices. This could result in the exclusion of ADLER Shares from one or more of those indices, in which case it is expected that index funds and institutional investors who replicate the respective index in their portfolios in particular will make no further purchases of ADLER Shares and may sell any ADLER Shares already held.

An increased supply of ADLER Shares in connection with lower demand for ADLER Shares could adversely affect the share price of ADLER Shares.

15.2	Possible Changes to the Listing of ADLER Shares

The admission of ADLER Shares to trading on the sub-segment of the regulated market (Regulierter Markt) with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) could be revoked (“Segment Change”), or the stock exchange listing of ADLER Shares could be cancelled in its entirety (“Delisting”). Furthermore, the admission of ADLER Shares to trading on the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) could be revoked, while maintaining their listing on the open market (Freiverkehr) (“Downlisting”).

Following a Segment Change, ADLER Shareholders would no longer benefit from the stricter reporting requirements of this market segment. Following a Downlisting or a Delisting, the reporting requirements of the Target would be reduced or eliminated. German capital markets law provides no protection for ADLER Shareholders if a Segment Change takes place. In the event of a Downlisting or Delisting, the Bidder (or a third party, including any persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries) must make a public offer to all ADLER Shareholders. In this case, the consideration offered for the ADLER Shares must be in cash and may not be lower than (i) the weighted average domestic share price of ADLER Shares during the last six months prior to the publication of the decision to make the public offer, or (ii) the highest consideration paid, or agreed to be paid, by the Bidder or any person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries for the purchase of ADLER Shares during the last six months prior to the publication of the respective offer document. The compensation to be offered to ADLER Shareholders in the event of a Downlisting or Delisting may be equal in value to the Offer Consideration but could also be higher or lower.

A Segment Change, Downlisting and/or Delisting would have to be resolved by the management board of the Target but do not require the consent of the Target’s Annual General Meeting.

Following a Segment Change and/or Downlisting and/or Delisting, ADLER Shares could be excluded from the SDAX, CDAX, GPR General Index or DIMAX indexes, which could result in the consequences set out in Section 15.1.

A Segment Change and/or Downlisting and/or Delisting could negatively affect the share price of ADLER Shares and lead to a reduction in their liquidity.

15.3	Possible Qualified Majority of the Bidder in the Target’s Annual General Meeting

Following the completion of this Offer and in the event of the acquisition of 75% or more of the outstanding ADLER Shares, the Bidder may have the required majority of the voting rights and share capital to enforce important corporate structural measures with respect to the Target in the Target’s Annual General Meeting, in particular:

(1)	changes to the articles of association (including changes in the legal form);

(2)	capital increases;

(3)	the exclusion of the subscription rights of other ADLER Shareholders in connection with corporate actions;

(4)	consent to inter-company agreements; and

(5)	transformations, mergers and dissolutions (including a dissolution by transfer (übertragende Auflösung)).

In the event that the Bidder intends to enter into a control and/or profit and loss transfer agreement with the Target (see Section 8.6.1), remaining ADLER Shareholders would not be in a position to influence important business decisions of the Target.

Depending on the attendance at the Annual General Meeting after a successful completion of the Offer, the Bidder could reach a majority of 75% of the votes validly cast even if it were to acquire less than 75.0% of all ADLER Shares. At the Target’s Annual General Meeting in 2019, 59.64% of the Target’s share capital was present. The 37,092,749 ADLER Shares (i.e., around 52.2% of the current share capital and voting rights in the Target) which the Bidder will acquire from the Tendering Shareholders in the course of the Offer could therefore already be sufficient to provide the Bidder with a majority of 75% of the Target’s share capital represented at the passing of the resolution, which would be enough to pass resolutions on the measures referred to above, in particular consent to a control and/or profit and loss transfer agreement.

Under German law, only some of the measures mentioned above would entail an obligation on the part of the Bidder to make an offer to the remaining ADLER Shareholders to acquire their ADLER Shares in return for adequate exit compensation or to grant a recurring compensation payment, in each case on the basis of a company valuation of the Target, which must be substantiated by an expert valuation and is potentially subject to judicial review in appraisal or other proceedings. As such company valuation would be based on the circumstances prevailing at the time of adoption of the resolution on the respective measure by the Target’s Annual General Meeting, any offer of exit compensation could correspond in value to the Offer Consideration, but could also be higher or lower.

Furthermore, the implementation of certain of these measures could lead to a termination of the existing listing of the ADLER Shares.

15.4	Squeeze-Out

Following the successful implementation of the Offer, different procedures are available to the Bidder to require the remaining ADLER Shareholders to transfer their respective ADLER Shares to the Bidder. The implementation of such a requirement would also involve the final termination of the existing listing of the ADLER Shares.

15.4.1	Squeeze-Out under the German Transformation Act (Umwandlungsgesetz)

If, following the successful implementation of the Offer, the Bidder holds at least 90% of the ADLER Shares with voting rights in accordance with Section 62 para. 1, 5 of the German Transformation Act (Umwandlungsgesetz), the Bidder may pass a resolution in the Target’s Annual General Meeting for the transfer of the ADLER Shares held by the remaining ADLER Shareholders to the Bidder or another company in return for adequate exit compensation in the context of a merger. The adequate exit compensation could be equal in value to the Offer Consideration, but could also be higher or lower.

15.4.2	Squeeze-Out under the German Stock Corporation Law (Aktiengesetz)

If, following the successful implementation of the Offer, the Bidder holds directly or indirectly at least 95% of the ADLER Shares with voting rights in accordance with Section 327a AktG, it has the possibility to pass a resolution in the Target’s Annual General Meeting for the transfer of the ADLER Shares held by the remaining ADLER Shareholders to the Bidder in return for adequate compensation pursuant to Sections 327a et seq. AktG. The adequate compensation could be equal in value to the Offer Consideration, but could also be higher or lower.

15.4.3	Squeeze-Out under the Takeover Law (Wertpapiererwerbs- und Übernahmegesetz)

If, following the successful implementation of the Offer, the Bidder holds directly or indirectly at least 95% of the voting share capital of the Target in accordance with Section 39a para. 1, 2 WpÜG, it may file a motion with the competent court within three (3) months after the expiration of the Acceptance Period for the transfer of the ADLER Shares held by the remaining ADLER Shareholders to the Bidder in return for payment of the Offer Consideration or a cash payment.

15.5	Tender Right of ADLER Shareholders

If the Bidder meets the requirements to file a motion for the transfer of the ADLER Shares held by the remaining ADLER Shareholders to the Bidder as described in Section 15.4.3, pursuant to Section 23 para. 1 sentence 1 no. 4 WpÜG, the Bidder is required to publish this fact on the Internet at https://www.ado.properties/ under the heading Investor Relations and in the German Federal Gazette (Bundesanzeiger). In this case, the remaining ADLER Shareholders would be entitled pursuant to Section 39c WpÜG to accept the Offer within three months after the expiration of the Acceptance Period (the “Tender Period”). The Tender Period would only begin once the Bidder has complied with its publication obligations under Section 23 para. 1 sentence 1 no. 4 WpÜG. The technical details of the settlement of the tender would be published by the Bidder in due time.

This right of tender pursuant to Section 39c WpÜG (the “Tender Right”) applies to all ADLER Shares outstanding at that time. If the Offer Capital Increase has already been implemented, the exercise of the Tender Right may necessitate the delivery of additional Offer Shares which will be created by the additional Offer Capital Increase.

The agreements entered into as a consequence of the exercise of the Tender Right cannot be settled prior to the settlement of the Offer (as described in Section 12.4).

In order to enable the Settlement Agent to deliver the number of Offer Shares required as Offer Consideration in the event of any such exercise of the Tender Rights, additional Offer Shares would be created – to the extent necessary – by utilization of the Authorized Capital. These shares would be issued in return for contributions in kind.

The guidelines for the implementation of the Offer set out in Section 12, apply mutatis mutandis to an acceptance of the Offer by means of exercising the Tender Right, subject to the following provisions:

(1)

The Tender Right shall be considered to have been exercised in due time if the rebooking of the ADLER Shares, in respect of which it is intended to exercise the Tender Right, to the relevant ISIN for the Tender Right at Clearstream has been effected at the latest by 6:00 p.m. (CET) on the second Banking Day (inclusive) after the expiration of the Tender Period.

(2)

The ADLER Shares tendered within the Tender Period and left in the securities account of the respective Custodian Bank must be booked out of the securities account of the respective Custodian Bank in accordance with the instructions in Section 12.3 without undue delay but no later than eight Banking Days after the expiration of the Tender Period, and made available to the Settlement Agent by being rebooked to its securities account at Clearstream for the purpose of transferring ownership to the Bidder.

(3)	Moreover, ADLER Shareholders exercising their Tender Right irrevocably issue the instructions, assignments and authorizations and make the declarations set out in Section 12.3.

The further technical details of the settlement of any Tender Right will be published by the Bidder in due time.

16.	Withdrawal from the Offer

16.1	Rights of Withdrawal

ADLER Shareholders who have accepted the Offer have the following statutory rights of withdrawal:

(1)

In the event of an amendment to the Offer pursuant to Section 21 para. 1 sentence 1 WpÜG, the respective ADLER Shareholder may withdraw from the contract concluded by the acceptance of the Offer until the expiration of the Acceptance Period pursuant to Section 21 para. 4 WpÜG if and to the extent that they have accepted the Offer prior to publication of the amendment of the Offer.

(2)

In the event of a Competing Offer pursuant to Section 22 para. 1 WpÜG, the respective ADLER Shareholder may withdraw from the contract concluded by the acceptance of the Offer until the expiration of the Acceptance Period pursuant to Section 22 para. 3 WpÜG if and to the extent that they have accepted the Offer prior to publication of the offer document of such competing offer.

In the Irrevocable Undertakings, the Tendering Shareholders have expressly and irrevocably waived their rights arising from Sections 21 para. 4, 22 para. 3 WpÜG.

16.2	Exercise of Rights of Withdrawal

ADLER Shareholders may only exercise their right of withdrawal pursuant to Section 16.1 by taking the following steps prior to the expiration of the Acceptance Period:

(1)	declaring to their respective Custodian Bank the withdrawal for a specified number of Tendered Shares in the form provided for instructions to the respective Custodian Bank ; and

(2)

instructing their respective Custodian Bank to charge back a corresponding number of Tendered Shares held in their custody account for which withdrawal has been declared to ISIN DE0005008007 at Clearstream.

A Declaration of Withdrawal shall only become effective if the Tendered Shares of the withdrawing ADLER Shareholder, for which the withdrawal was declared, have been charged back in time. The chargeback of the

Tendered Shares is deemed to have been in time, if such chargeback has been effectuated at the latest by 18:00 (CET) on the second Banking Day after the expiration of the Acceptance Period. The respective Custodian Bank shall effectuate the chargeback of the Tendered Shares for which the withdrawal was declared to ISIN DE0005008007 at Clearstream immediately after the receipt of the Declaration of Withdrawal. After the chargeback, the previously Tendered Shares will be tradable again under ISIN DE0005008007.

The withdrawal of the acceptance of this Offer is irrevocable. Tendered Shares for which the right of withdrawal has been exercised effectively shall, following the withdrawal, be deemed to not have been submitted for exchange within the scope of the Offer. In such a case, the ADLER Shareholders can again accept the Offer prior to the expiration of the Acceptance Period or the Additional Acceptance Period (as the case may be), in the above described manner, provided that the Acceptance Period or the Additional Acceptance Period (as the case may be) has not yet expired.

17.	Information regarding Cash Benefits or Other Monetary Benefits to the Governing Bodies of the Target

Members of the management board and supervisory board of the Target have not been offered any cash payments or non-cash benefits by the Bidder, its subsidiaries or persons acting jointly in connection with the Offer. Florian Sitta is a member of the executive committee of the Target and a member of the board of directors of the Bidder. Tomas de Vargas Machuca has entered into an Irrevocable Undertaking in an amount of 451,125 ADLER Shares (see Section 5.8.2); he is currently a member of the management board and of the executive committee of the Target and will in the future also be included as a non-executive director in the Board of Directors of the Bidder (see Section 8.3). Additionally, the previous members of the supervisory board of the Target Thilo Schmid and Claus Jørgensen will also join the Board of Directors of the Bidder as non-executive directors (see Section 8.3).

18.	Results of the Offer and other Announcements

In addition to the other publications of the Bidder described in other Sections of this Offer Document, the Bidder will also issue the following publications and notifications during the Offer:

(1)	The Bidder will publish:

(i)	the total number of ADLER Shares to which it, the persons acting jointly with it and their respective subsidiaries are entitled to;

(ii)	the amount of the relevant proportions;

(iii)	the number of voting interests it holds and are attributable to it under Section 30 WpÜG;

(iv)	the number of the instruments to be notified pursuant to Sections 38 and 39 WpHG; and

(v)

the number of Tendered Shares resulting from the Declarations of Acceptance received by the Bidder, including the extent of the proportions of such Tendered Shares of the share capital and voting rights in the Target;

pursuant to Section 23 para. 1 WpÜG online at https://www.ado.properties/ under the heading Investor Relations and in the German Federal Gazette (Bundesanzeiger) and inform BaFin at the following points in time:

(x)	on a weekly basis following the publication of this Offer Document and on a daily basis during the last week prior to the expiration of the Acceptance Period;

(y)	without undue delay following the expiration of the Acceptance Period; and

(z)	without undue delay following the expiration of the Additional Acceptance Period (the “Announcement of Results”).

(2)

Pursuant to Section 23 para. 2 WpÜG, the Bidder will publish on the Internet at https://www.ado.properties/ under the heading Investor Relations and in the German Federal Gazette (Bundesanzeiger), and inform BaFin of any direct and/or indirect acquisitions of ADLER Shares by the Bidder or any persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, either on or outside of a stock exchange, in the period commencing with the publication of this Offer Document and ending with the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, as well as any direct or indirect acquisition of ADLER Shares outside of a stock exchange prior to the end of a one-year period following the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, stating the nature and the amount of the consideration paid for each ADLER Share.

(3)	In the cases of Section 23 para. 1 and 2 WpÜG, an acquisition pursuant to Section 31 para. 6 WpÜG is equivalent to an agreement based on which the transfer of shares can be demanded.

19.	Tax Notice

The taxation principles in Germany are set out in the Section “20.1 Taxation in the Federal Republic of Germany” on pages 239 et seq. in Annex 3 of this Offer Document. The Bidder recommends to each ADLER Shareholder, before accepting the Offer, to obtain tax advice which takes into account their personal circumstances regarding the tax consequences resulting from the acceptance of the Offer.

20.	Applicable Law, Place of Jurisdiction

This Offer and the agreements concluded with the Bidder as a result of the acceptance of this Offer are governed by the laws of Germany. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with this Offer (and any agreement which comes into existence as a result of the acceptance of this Offer) shall, to the extent legally permissible, be Frankfurt am Main, Germany.

21.	Declaration of Acceptance of Responsibility for the Contents of the Offer Document

ADO Properties S.A., with its registered office in Senningerberg, assumes responsibility for the content of this Offer Document pursuant to Section 11 para. 3 WpÜG and declares that, to the best of its knowledge, the information contained in this Offer Document is correct and no material facts have been omitted.

Annex 1

Subsidiaries of ADO Properties S.A.

Company	City/Country
5. Ostdeutschland Invest GmbH	Berlin, Germany
8. Ostdeutschland Invest GmbH	Berlin, Germany
Adest Grundstücks GmbH	Berlin, Germany
ADO 9110 Holding GmbH	Berlin, Germany
ADO 9160 Grundstücks GmbH	Berlin, Germany
ADO 9200 Grundstücks GmbH	Berlin, Germany
ADO 9210 Grundstücks GmbH	Berlin, Germany
ADO 9220 Grundstücks GmbH	Berlin, Germany
ADO 9230 Grundstücks GmbH	Berlin, Germany
ADO 9240 Grundstücks GmbH	Berlin, Germany
ADO 9250 Grundstücks GmbH	Berlin, Germany
ADO 9260 Grundstücks GmbH	Berlin, Germany
ADO 9270 Grundstücks GmbH	Berlin, Germany
ADO 9280 Grundstücks GmbH	Berlin, Germany
ADO 9290 Grundstücks GmbH	Berlin, Germany
ADO 9300 Grundstücks GmbH	Berlin, Germany
ADO 9310 Grundstücks GmbH	Berlin, Germany
ADO 9320 Grundstücks GmbH	Berlin, Germany
ADO 9330 Grundstücks GmbH	Berlin, Germany
ADO 9340 Grundstücks GmbH	Berlin, Germany
ADO 9350 Grundstücks GmbH	Berlin, Germany
ADO 9360 Holding GmbH	Berlin, Germany
ADO 9370 Grundstücks GmbH	Berlin, Germany
ADO 9380 Grundstücks GmbH	Berlin, Germany
ADO 9390 Grundstücks GmbH	Berlin, Germany
ADO 9400 Grundstücks GmbH	Berlin, Germany
ADO 9410 Grundstücks GmbH	Berlin, Germany
ADO 9420 Grundstücks GmbH	Berlin, Germany
ADO 9430 Grundstücks GmbH	Berlin, Germany
ADO 9440 Grundstücks GmbH	Berlin, Germany
ADO 9450 Grundstücks GmbH	Berlin, Germany
ADO 9460 Grundstücks GmbH	Berlin, Germany
ADO 9470 Grundstücks GmbH	Berlin, Germany
ADO 9480 Grundstücks GmbH	Berlin, Germany
ADO 9490 Grundstücks GmbH	Berlin, Germany
ADO 9500 Grundstücks GmbH	Berlin, Germany
ADO 9510 Grundstücks GmbH	Berlin, Germany
ADO 9520 Grundstücks GmbH	Berlin, Germany
ADO 9530 Grundstücks GmbH	Berlin, Germany
ADO 9540 Holding GmbH	Berlin, Germany
ADO 9550 Grundstücks GmbH	Berlin, Germany
ADO 9560 Grundstücks GmbH	Berlin, Germany
ADO 9570 Grundstücks GmbH	Berlin, Germany
ADO 9580 Holding GmbH	Berlin, Germany

Company	City/Country
ADO 9600 Grundstücks GmbH	Berlin, Germany
ADO 9610 Grundstücks GmbH	Berlin, Germany
ADO 9620 Grundstücks GmbH	Berlin, Germany
ADO 9630 Grundstücks GmbH	Berlin, Germany
ADO 9640 Grundstücks GmbH	Berlin, Germany
ADO FC Management Unlimited Company	Dublin, Irland
ADO Immobilien Management GmbH	Berlin, Germany
ADO Living GmbH	Berlin, Germany
ADO Lux-Finance S.à r.l.	Senningerberg, Luxembourg
ADO Lux-EEME S.à r.l.	Senningerberg, Luxembourg
ADO Properties GmbH	Berlin, Germany
ADO Malta Limited	Valetta, Malta
ADO Properties S.A.	Berlin, Germany
ADO SBI Holdings S.A. & Co. KG	Berlin, Germany
ADO Sonnensiedlung S.à r.l.	Senningerberg, Luxembourg
ADO Treasury GmbH	Berlin, Germany
Adoa Grundstücks GmbH	Berlin, Germany
Adom Grundstücks GmbH	Berlin, Germany
Adon Grundstücks GmbH	Berlin, Germany
Ahava Grundstücks GmbH	Berlin, Germany
Alexandra Properties B.V.	Capelle aan den Ijssel, The Netherlands
Anafa 1 Grundstücks GmbH	Berlin, Germany
Anafa 2 Grundstücks GmbH	Berlin, Germany
Anafa Grundstücks GmbH	Berlin, Germany
Arafel Grundstücks GmbH	Berlin, Germany
Badolina Grundstücks GmbH	Berlin, Germany
Bamba Grundstücks GmbH	Berlin, Germany
Barbur Grundstücks GmbH	Berlin, Germany
Berale Grundstücks GmbH	Berlin, Germany
Bombila Grundstücks GmbH	Berlin, Germany
Bosem Grundstücks GmbH	Berlin, Germany
CCM City Construction Management GmbH	Berlin, Germany
Central Facility Management GmbH	Berlin, Germany
Drontheimer Str. 4 Grundstücks GmbH	Berlin, Germany
Dvash 1 Holding GmbH	Berlin, Germany
Dvash 11 Grundstücks GmbH	Berlin, Germany
Dvash 12 Grundstücks GmbH	Berlin, Germany
Dvash 13 Grundstücks GmbH	Berlin, Germany
Dvash 14 Grundstücks GmbH	Berlin, Germany
Dvash 2 Holding GmbH	Berlin, Germany
Dvash 21 Grundstücks GmbH	Berlin, Germany
Dvash 22 Grundstücks GmbH	Berlin, Germany
Dvash 23 Grundstücks GmbH	Berlin, Germany
Dvash 24 Grundstücks GmbH	Berlin, Germany
Dvash 3 B.V.	Capelle aan den Ijssel, The Netherlands
Eldalote Grundstücks GmbH	Berlin, Germany
Gamad Grundstücks GmbH	Berlin, Germany

Company	City/Country
Gamazi Grundstücks GmbH	Berlin, Germany
Geshem Grundstücks GmbH	Berlin, Germany
Geut Grundstücks GmbH	Berlin, Germany
Gozal Grundstücks GmbH	Berlin, Germany
Hanpaka Holding GmbH	Berlin, Germany
Hanpaka Immobilien GmbH	Berlin, Germany
Horef Grundstücks GmbH	Berlin, Germany
Horef Holding GmbH	Berlin, Germany
Jessica Properties B.V.	Capelle aan den Ijssel, The Netherlands
Joysun 1 B.V.	Amsterdam, The Netherlands
Joysun 2 B.V.	Amsterdam, The Netherlands
Joysun Cotheniusstrasse Grundstücks GmbH	Berlin, Germany
Joysun Florapromenade Grundstücks GmbH	Berlin, Germany
Joysun Kiehlufer Grundstücks GmbH	Berlin, Germany
Joysun Nestorstrasse Grundstücks GmbH	Berlin, Germany
Joysun Rubenstrasse Grundstücks GmbH	Berlin, Germany
Joysun Tauroggener Straße Grundstücks GmbH	Berlin, Germany
Kantstraße 62 Grundstücks GmbH	Berlin, Germany
Krembo Grundstücks GmbH	Berlin, Germany
Lavlav 1 Grundstücks GmbH	Berlin, Germany
Lavlav 2 Grundstücks GmbH	Berlin, Germany
Lavlav 3 Grundstücks GmbH	Berlin, Germany
Lavlav Grundstücks GmbH	Berlin, Germany
Marbien B.V.	Capelle aan den Ijssel, The Netherlands
Mastik Grundstücks GmbH	Berlin, Germany
Matok Grundstücks GmbH	Berlin, Germany
Matok Löwenberger Straße Grundstücks GmbH	Berlin, Germany
Maya Grundstücks GmbH	Berlin, Germany
Meghan Properties B.V.	Capelle aan den Ijssel, The Netherlands
Melet Grundstücks GmbH	Berlin, Germany
Mezi Grundstücks GmbH	Berlin, Germany
Muse Grundstücks GmbH	Berlin, Germany
Nehederet Grundstücks GmbH	Berlin, Germany
Neshama Grundstücks GmbH	Berlin, Germany
Nuni Grundstücks GmbH	Berlin, Germany
Osher Grundstücks GmbH	Berlin, Germany
Papun Grundstücks GmbH	Berlin, Germany
Parpar Grundstücks GmbH	Berlin, Germany
Pola Grundstücks GmbH	Berlin, Germany
Reshet Grundstücks GmbH	Berlin, Germany
Rimon Grundstücks GmbH	Berlin, Germany
Rimon Holding GmbH	Berlin, Germany
RVB Angerburgerallee B.V.	Capelle aan den Ijssel, The Netherlands
Sababa18 Grundstücks GmbH	Berlin, Germany
Sababa19 Grundstücks GmbH	Berlin, Germany
Sababa20 Grundstücks GmbH	Berlin, Germany
Sababa21 Grundstücks GmbH	Berlin, Germany

Company	City/Country
Sababa22 Grundstücks GmbH	Berlin, Germany
Sababa23 Grundstücks GmbH	Berlin, Germany
Sababa24 Grundstücks GmbH	Berlin, Germany
Sababa25 Grundstücks GmbH	Berlin, Germany
Sababa26 Grundstücks GmbH	Berlin, Germany
Sababa27 Grundstücks GmbH	Berlin, Germany
Sababa28 Grundstücks GmbH	Berlin, Germany
Sababa29 Grundstücks GmbH	Berlin, Germany
Sababa30 Grundstücks GmbH	Berlin, Germany
Sababa31 Grundstücks GmbH	Berlin, Germany
Sababa32 Grundstücks GmbH	Berlin, Germany
Scharnweberstraße 112 Verwaltungsgesellschaft mbH	Berlin, Germany
Seret Grundstücks GmbH	Berlin, Germany
Sharav Grundstücks GmbH	Berlin, Germany
Sheket Grundstücks GmbH	Berlin, Germany
Silan Grundstücks GmbH	Berlin, Germany
Sipur Grundstücks GmbH	Berlin, Germany
Songbird 1 ApS	København K, Denmark
Songbird 2 ApS	København K, Denmark
Sprengelstraße 39 GmbH	Berlin, Germany
Stav Grundstücks GmbH	Berlin, Germany
Tamuril Grundstücks GmbH	Berlin, Germany
Tara Grundstücks GmbH	Berlin, Germany
Tehila Grundstücks GmbH	Berlin, Germany
Tehila1 Grundstücks GmbH	Berlin, Germany
Tehila2 Grundstücks GmbH	Berlin, Germany
Trusk Grundstücks GmbH	Berlin, Germany
Tussik Grundstücks GmbH	Berlin, Germany
Wernerwerkdamm 25 Berlin Grundstücks GmbH	Berlin, Germany
Yabeshet Grundstücks GmbH	Berlin, Germany
Yadit Grundstücks GmbH	Berlin, Germany
Yahel Grundstücks GmbH	Berlin, Germany
Yanshuf Antonienstraße Grundstücks GmbH	Berlin, Germany
Yanshuf Binzstraße Grundstücks GmbH	Berlin, Germany
Yanshuf Hermannstraße Grundstücks GmbH	Berlin, Germany
Yanshuf Investment GmbH & Co. KG	Berlin, Germany
Yanshuf Kaiserstraße Grundstücks GmbH	Berlin, Germany
Yanshuf Schmidt-Ott-Straße Grundstücks GmbH	Berlin, Germany
Yanshuf Seestraße Grundstücks GmbH	Berlin, Germany
Yarok Grundstücks GmbH	Berlin, Germany
Yona Alt-Tempelhof Grundstücks GmbH	Berlin, Germany
Yona Bötzowstraße 55 Grundstücks GmbH	Berlin, Germany
Yona Danziger Straße Grundstücks GmbH	Berlin, Germany
Yona Gruberzeile Grundstücks GmbH	Berlin, Germany
Yona Gutenbergstraße Grundstücks GmbH	Berlin, Germany
Yona Herbststraße Grundstücks GmbH	Berlin, Germany
Yona Investment GmbH & Co. KG	Berlin, Germany

Company	City/Country
Yona Kameruner Straße Grundstücks GmbH	Berlin, Germany
Yona Lindauer Allee Grundstücks GmbH	Berlin, Germany
Yona Nogatstraße Grundstücks GmbH	Berlin, Germany
Yona Otawistraße Grundstücks GmbH	Berlin, Germany
Yona Schichauweg Grundstücks GmbH	Berlin, Germany
Yona Schlossstraße Grundstücks GmbH	Berlin, Germany
Yona Schönstraße Grundstücks GmbH	Berlin, Germany
Yona Schulstraße Grundstücks GmbH	Berlin, Germany
Yona Stettiner Straße Grundstücks GmbH	Berlin, Germany
Yona Stromstraße Grundstücks GmbH	Berlin, Germany
Yussifun Grundstücks GmbH	Berlin, Germany
Zamir Grundstücks GmbH	Berlin, Germany
Ziporim Investment GmbH	Berlin, Germany
Zman Grundstücks GmbH	Berlin, Germany

Annex 2

Subsidiaries of ADLER Real Estate Aktiengesellschaft

Company	City/Country
ADLER Real Estate Service GmbH	Hamburg, Germany
Verwaltungsgesellschaft ADLER Real Estate mbH	Hamburg, Germany
Achte ADLER Real Estate GmbH & Co. KG	Hamburg, Germany
MÜBAU Real Estate GmbH	Hamburg, Germany
ADLER Lux S.à r.l.	Luxembourg, Luxembourg
Adler McKinney LLC	McKinney, USA
Münchener Baugesellschaft mbH	Hamburg, Germany
ADLER Wohnen Service GmbH	Hamburg, Germany
MBG Beteiligungsgesellschaft mbH & Co. KG	Hamburg, Germany
MBG Dallgow GmbH & Co. KG	Hamburg, Germany
MBG Großbeeren GmbH & Co. KG	Hamburg, Germany
MBG Trachau GmbH & Co. KG	Hamburg, Germany
MBG Wohnbau Verwaltungsgesellschaft mbH	Hamburg, Germany
MBG Erste Vermögensverwaltungs GmbH	Hamburg, Germany
Magnus zweite Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
Energy AcquiCo I GmbH	Frankfurt am Main, Germany
Magnus Dritte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
Magnus Fünfte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
WBG GmbH	Helmstedt, Germany
WER 1. Wohnungsgesellschaft Erfurt Rieth mbH	Berlin, Germany
WER 2. Wohnungsgesellschaft Erfurt Rieth mbH	Berlin, Germany
ESTAVIS 6. Wohnen GmbH	Berlin, Germany
ESTAVIS 7. Wohnen GmbH	Berlin, Germany
ESTAVIS 8. Wohnen GmbH	Berlin, Germany
ESTAVIS 9. Wohnen GmbH	Berlin, Germany
RELDA 36. Wohnen GmbH	Berlin, Germany
RELDA 38. Wohnen GmbH	Berlin, Germany
RELDA 39. Wohnen GmbH	Berlin, Germany
RELDA 45. Wohnen GmbH	Berlin, Germany
RELDA Bernau Wohnen Verwaltungs GmbH	Berlin, Germany
MBG Sachsen GmbH	Aue, Germany
Magnus-Relda Holding Vier GmbH	Berlin, Germany
Cato Immobilienbesitz und -verwaltungs GmbH	Hamburg, Germany
Magnus Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
WBR Wohnungsbau Rheinhausen GmbH	Hamburg, Germany
S.I.G. RE GmbH	Hamburg, Germany
Resident Baltic GmbH	Berlin, Germany
Resident Sachsen P&K GmbH	Berlin, Germany
Resident West GmbH	Hamburg, Germany
MBG Schwelm GmbH	Hamburg, Germany
MBG Lüdenscheid GmbH	Hamburg, Germany
MBG Dorsten GmbH & Co. KG	Hamburg, Germany

Company	City/Country
Alana Properties GmbH	Hamburg, Germany
Aramis Properties GmbH	Hamburg, Germany
REO-Real Estate Opportunities GmbH	Frankfurt am Main, Germany
ROSLYN Properties GmbH	Hamburg, Germany
Rostock Verwaltungs GmbH	Hamburg, Germany
SEPAT PROPERTIES GmbH	Hamburg, Germany
Wallace Properties GmbH	Hamburg, Germany
Zweite REO-Real Estate Opportunities GmbH	Frankfurt am Main, Germany
ADLER ImmoProjekt Erste GmbH	Hamburg, Germany
ADLER Energie Service GmbH	Hamburg, Germany
MountainPeak Trading Limited	Nicosia, Cyprus
Magnus Achte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
Magnus Neunte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
ADLER Immo Invest GmbH	Hamburg, Germany
Wohnungsbaugesellschaft JADE mbH	Wilhelmshaven, Germany
JADE Immobilien Management GmbH	Wilhelmshaven, Germany
ADLER Gebäude Service GmbH	Wilhelmshaven, Germany
Westgrund Aktiengesellschaft	Berlin, Germany
Westgrund Immobilien GmbH	Berlin, Germany
Westgrund Immobilien II. GmbH	Berlin, Germany
Westconcept GmbH	Berlin, Germany
IMMOLETO Gesellschaft mit beschränkter Haftung	Berlin, Germany
ICR Idee Concept und Realisation von Immobilienvorhaben GmbH	Berlin, Germany
HKA Grundstücksverwaltungsgesellschaft mbH & Co. Kommanditgesellschaft	Berlin, Germany
HKA Verwaltungsgesellschaft mbH	Berlin, Germany
Westgrund Immobilien Beteiligung GmbH	Berlin, Germany
Westgrund Immobilien Beteiligung II. GmbH	Berlin, Germany
Westgrund Immobilien Beteiligung III. GmbH	Berlin, Germany
Westgrund Westfalen GmbH & Co. KG	Berlin, Germany
WESTGRUND Immobilien IV. GmbH	Berlin, Germany
WESTGRUND Immobilien V. GmbH	Berlin, Germany
WESTGRUND Immobilien VI. GmbH	Berlin, Germany
Wiederaufbau-Gesellschaft mit beschränkter Haftung	Ludwigshafen am Rhein, Germany
TREUHAUS Hausbetreuungs-GmbH	Ludwigshafen am Rhein, Germany
WAB Hausverwaltungsgesellschaft mbH	Ludwigshafen am Rhein, Germany
Westgrund Wolfsburg GmbH	Berlin, Germany
Westgrund Niedersachsen Süd GmbH	Berlin, Germany
Westgrund Niedersachsen Nord GmbH	Berlin, Germany
Westgrund Brandenburg GmbH	Berlin, Germany
Westgrund VII. GmbH	Berlin, Germany
Westgrund I. Halle GmbH	Berlin, Germany
Westgrund Halle Immobilienverwaltung GmbH	Berlin, Germany
Westgrund Immobilien II. Halle GmbH & Co. KG	Berlin, Germany
Westgrund VIII. GmbH	Berlin, Germany

Company	City/Country
RESSAP – Real Estate Service Solution Applications-GmbH	Berlin, Germany
Xammit GmbH	Berlin, Germany
Magnus Zehnte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
Magnus Elfte Immobilienbesitz und Verwaltungs GmbH	Hamburg, Germany
Zweite CM Real Estate GmbH	Berlin, Germany
Dritte CM Real Estate GmbH	Berlin, Germany
Vierte CM Real Estate GmbH	Berlin, Germany
TGA Immobilien Erwerb 3 GmbH	Berlin, Germany
ADP Germany GmbH	Hamburg, Germany
AFP II Germany GmbH	Hamburg, Germany
AFP III Germany GmbH	Hamburg, Germany
RIV Harbour West MI 1 GmbH	Berlin, Germany
RIV Harbour East WA 1 GmbH	Berlin, Germany
RIV Total MI 2 GmbH	Berlin, Germany
RIV Central WA 2 GmbH	Berlin, Germany
RIV Square West MI 3 GmbH	Berlin, Germany
RIV Square East WA 3 GmbH	Berlin, Germany
RIV Channel MI 4 GmbH	Berlin, Germany
RIV Kornspeicher GmbH	Berlin, Germany
Magnus Zwölfte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Magnus Dreizehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
TGA Immobilien Erwerb 10 GmbH	Berlin, Germany
Brack Capital Properties N.V.	Amsterdam, The Netherlands
Magnus Fünfzehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Magnus Sechzehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Brack German Properties B.V.	Amsterdam, The Netherlands
Brack European Ingatlankezelö KFT	Budapest, Hungary
Brack Capital (Düsseldorf-Rossstrasse) B.V.	Amsterdam, The Netherlands
Brack Capital (Düsseldorf-Schanzenstraße) B.V.	Amsterdam, The Netherlands
Brack Capital (Bad Kreuznach) B.V.	Amsterdam, The Netherlands
Brack Capital (Gelsenkirchen) B.V.	Amsterdam, The Netherlands
Brack Capital (Neubrandenburg) B.V.	Amsterdam, The Netherlands
Brack Capital (Ludwigsfelde) B.V.	Amsterdam, The Netherlands
Brack Capital (Remscheid) B.V.	Amsterdam, The Netherlands
Brack Capital Theta B.V.	Amsterdam, The Netherlands
Graniak Leipzig Real Estate GmbH & Co. KG	Frankfurt am Main, Germany
BCRE Leipzig Residenz am Zoo GmbH	Frankfurt am Main, Germany
Brack Capital Epsilon B.V.	Amsterdam, The Netherlands
Brack Capital Delta B.V.	Amsterdam, The Netherlands
Brack Capital Alfa B.V.	Amsterdam, The Netherlands
Brack Capital (Hamburg) B.V.	Amsterdam, The Netherlands

Company	City/Country
BCP Leipzig B.V.	Amsterdam, The Netherlands
BCRE Leipzig Wohnen Nord B.V.	Amsterdam, The Netherlands
BCRE Leipzig Wohnen Ost B.V.	Amsterdam, The Netherlands
BCRE Leipzig Wohnen West B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XVIII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXII B.V.	Amsterdam, The Netherlands
BCRE Essen Wohnen B.V.	Amsterdam, The Netherlands
BCRE Duisburg Wohnen B.V.	Amsterdam, The Netherlands
BCRE Dortmund Wohnen B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XVII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) Hedging B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLV B.V.	Amsterdam, The Netherlands
S.I.B. Capital Future Markets Ltd.	Tel Aviv, Israel
Brack Capital Labda B.V.	Amsterdam, The Netherlands
LBHQ Investments B.V.	Amsterdam, The Netherlands
RealProb (Rodelheim) C.V.	Amsterdam, The Netherlands
RealProb Investment Germany (Netherlands) III B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLVII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) L B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) LI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) LIII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) LIV B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLVIII B.V.	Amsterdam, The Netherlands
Glasmacherviertel GmbH & Co. KG	Düsseldorf, Germany
Brack Capital Beta B.V.	Amsterdam, The Netherlands
Grafental Mitte B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXVI B.V.	Amsterdam, The Netherlands
Grafental GmbH & Co. KG	Düsseldorf, Germany
Brack Capital Germany (Netherlands) XLIX B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLVI B.V.	Amsterdam, The Netherlands
Brack Capital (Witten) GmbH & Co. Immobilien KG	Düsseldorf, Germany
Brack Capital Witten GmbH (GP)	Düsseldorf, Germany
Brack Capital Germany (Netherlands) XII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XIX B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXIII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLIII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XLIV B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXX B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) LVI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXXI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXXV B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXXVI B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXXVII B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXXVIII B.V.	Amsterdam, The Netherlands

Company	City/Country
Brack Capital Germany (Netherlands) XXXIX B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XXV B.V.	Amsterdam, The Netherlands
Brack Capital Wuppertal (Netherlands) B.V.	Amsterdam, The Netherlands
Brack Capital (Wuppertal) GmbH	Frankfurt am Main, Germany
Invest Partner GmbH	Frankfurt am Main, Germany
Brack Capital Gelsenkirchen GmbH & Co. Immobilien KG	Frankfurt am Main, Germany
Brack Capital (Oberhausen) GmbH	Frankfurt am Main, Germany
Grafental Verwaltungs GmbH (phG)	Düsseldorf, Germany
Brack Capital Kaufland Sarl	Luxembourg, Luxembourg
TPL Augsburg Sàrl	Luxembourg, Luxembourg
TPL Bad Aibling Sàrl	Luxembourg, Luxembourg
TPL Biberach Sàrl	Luxembourg, Luxembourg
TPL Borken Sàrl	Luxembourg, Luxembourg
TPL Geislingen Sàrl	Luxembourg, Luxembourg
TPL Erlangen Sàrl	Luxembourg, Luxembourg
TPL Neckersulm Sàrl	Luxembourg, Luxembourg
TPL Vilshofen Sàrl	Luxembourg, Luxembourg
TPL Ludwigsburg Sàrl	Luxembourg, Luxembourg
Brack Capital Eta B.V.	Amsterdam, The Netherlands
Brack Capital Germany (Netherlands) XL B.V.	Amsterdam, The Netherlands
Parkblick GmbH & Co. KG	Düsseldorf, Germany
Grafental am Wald GmbH (PhG)	Düsseldorf, Germany
Brack Capital Germany (Netherlands) LII B.V. “Holdco BV”	Amsterdam, The Netherlands
Brack Capital Patros GmbH “Holdco GmbH”	Frankfurt am Main, Germany
Brack Capital Magdeburg I GmbH	Berlin, Germany
Brack Capital Magdeburg II GmbH	Berlin, Germany
Brack Capital Magdeburg III GmbH	Berlin, Germany
Brack Capital Magdeburg IV GmbH	Berlin, Germany
Brack Capital Magdeburg V GmbH	Berlin, Germany
Brack Capital Magdeburg VI GmbH	Berlin, Germany
Brack Capital Halle I GmbH	Berlin, Germany
Brack Capital Halle II GmbH	Berlin, Germany
Brack Capital Halle III GmbH	Berlin, Germany
Brack Capital Halle IV GmbH	Berlin, Germany
Brack Capital Halle V GmbH	Berlin, Germany
Brack Capital Leipzig I GmbH	Berlin, Germany
Brack Capital Leipzig II GmbH	Berlin, Germany
Brack Capital Leipzig III GmbH	Berlin, Germany
Brack Capital Leipzig IV GmbH	Berlin, Germany
Brack Capital Leipzig V GmbH	Berlin, Germany
Brack Capital Leipzig VI GmbH	Berlin, Germany
Brack Capital Germany (Netherlands) LV B.V.	Amsterdam, The Netherlands
RT Facility Management GmbH & Co. KG	Düsseldorf, Germany
RT Facility Management (Germany) GmbH (GP)	Düsseldorf, Germany
BCRE Kassel I B.V.	Amsterdam, The Netherlands

Company	City/Country
Brack Objekt Kassel Hafenstrasse GmbH	Frankfurt am Main, Germany
Brack Capital (Kassel) GmbH & Co. Immobilien KG	Frankfurt am Main, Germany
RealProb Investment (Duisburg) B.V.	Amsterdam, The Netherlands
ADO Group Ltd.	Airport City, Israel
Eurohaus Frankfurt AG	Berlin, Germany
Spree Zweite Beteiligung Ost GmbH	Zossen, Germany
Spree Röbellweg 2-10 Verwaltungs GmbH	Berlin, Germany
Stovago B.V.	Rotterdam, The Netherlands
MRT (Mountleigh Roland Ernst) B.V.	Rotterdam, The Netherlands
ADLER Real Estate Assekuranzmakler GmbH & Co. KG	Düsseldorf, Germany
Magnus Siebzehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Magnus Achtzehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Magnus Neunzehnte Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Magnus Zwanzigste Immobilienbesitz und Verwaltungs GmbH	Berlin, Germany
Brack Capital (Duisburg 2) GmbH & Co. KG	Frankfurt am Main, Germany
Brack Capital (Darmstadt Goebelstraße) GmbH	Frankfurt am Main, Germany
BCP Invest Castrop B.V.	Amsterdam, The Netherlands
Brack Capital (Chemnitz) B.V.	Amsterdam, The Netherlands
Tuchmacherviertel GmbH & Co. KG	Aachen, Germany
Glasmacherviertel Verwaltungs GmbH	Düsseldorf, Germany
BCP Invest Celle B.V.	Amsterdam, The Netherlands

Annex 3

Information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Article 13 para. 1 of the Regulation (EU) 2017/1129 in conjunction with the respective specifications in the Chapters II to IV of the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004

The following should be taken into account regarding the information included in this Annex to the Offer Document:

I.	References in this Annex 3 to “this prospectus” should – in the context of this Offer Document – be read as references to this Annex 3.

II.

The Bidder will only update the Offer Document to the extent permissible and required under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). Furthermore, the Bidder will publish additional information regarding the Offer, if necessary, on the Bidder’s website http://www.ado.properties under Investor Relations (in the German and English language).

III.

All notifications and announcements required according to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) will also be published on the Bidder’s website http://www.ado.properties under “Investor Relations” (in the German and English language) and in the German Language in the Federal Gazette (Bundesanzeiger).

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Section			Page
	9.5	Real Estate Portfolio and Investments	79
	9.6	Overview of Our Properties	79
	9.7	Maintenance and Capital Expenditures	80
	9.8	Liquidity and Capital Resources	80
	9.9	Disclosure About Market Risk	84
	9.10	Critical Accounting Policies	85
	9.11	Recent Accounting Pronouncements	86

10.	PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF ADO PROPERTIES S.A. AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 AND AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019		88
	10.1	Introduction	88
	10.2	Historical financial information	89
	10.3	Basis for preparation	90
	10.4	Procedures and assumptions	90
	10.5	Alignment of the historical financial information of ADO Properties, ADO Group, and BCP	92
	10.6	Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	117
	10.7	Notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	123
	10.8	Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018	133
	10.9	Notes to the Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018	135
	10.10	Auditor’s report on the Pro Forma Consolidated Financial Information	140

11.	DESCRIPTION OF THE TRANSACTIONS		142
	11.1	Business Combination Agreement	142
	11.2	Irrevocable Undertakings	143
	11.3	Description of the ADLER Group	143
	11.4	Share Purchase Agreements for Consus Real Estate Shares	154
	11.5	Call/Put-Option Agreement	154
	11.6	Strategic Cooperation Agreement	155
	11.7	Description of the Consus Group	156
	11.8	Economic and Strategic Reasons for the Transactions	160

12.	MARKETS AND COMPETITION		161
	12.1	The German Real Estate Market – Overview and Market Drivers	161
	12.2	German Residential Real Estate Market	165
	12.3	Berlin Macroeconomic Situation, Demographic Drivers and Residential Real Estate Market	170
	12.4	The German Homebuilding Market	171
	12.5	Competition	175

13.	BUSINESS		177
	13.1	Overview	177
	13.2	Competitive Strengths	178
	13.3	Strategy	180
	13.4	Our Portfolio	181
	13.5	Business Operations	183
	13.6	Corporate Information	186
	13.7	Material Agreements	188

14.	REGULATORY ENVIRONMENT		198
	14.1	Limitations of German Tenancy Law	198
	14.2	Current Developments in German Tenancy Law	202
	14.3	Restrictions Applicable to Subsidized Housing	204
	14.4	Further Restrictions on the Use of Properties under Private and Public Law	206
	14.5	Liability for Environmental Contamination	208

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Section			Page

15.	SHAREHOLDER STRUCTURE		211

16.	GENERAL INFORMATION ON THE COMPANY AND THE ADO PROPERTIES GROUP		212
	16.1	Formation and Incorporation, History and Development, Commercial Name	212
	16.2	Legal and commercial Name, Address and LEI	212
	16.3	Corporate Purpose, Registered Office, Fiscal Year and Duration	212
	16.4	Group Structure	213
	16.5	The Company’s Subsidiaries	215
	16.6	Statutory Auditor	215
	16.7	Luxembourg Paying Agent and LuxCSD Principal Agent	215

17.	DESCRIPTION OF THE SHARE CAPITAL OF ADO PROPERTIES S.A. AND APPLICABLE REGULATIONS		216
	17.1	Current Share Capital; Shares	216
	17.2	Development of the Share Capital since the Company’s Foundation	216
	17.3	Authorized Capital	217
	17.4	Issuance of New Shares	217
	17.5	Share Premium	217
	17.6	Non-Share Capital Contribution	217
	17.7	Purchase of Own Shares	218
	17.8	Share-Based Remuneration and Stock Plans	219
	17.9	Ownership and Transfer of Shares	219
	17.10	Variation of Rights; Amendments of the Articles of Association	220
	17.11	Changes in Share Capital	220
	17.12	Dividends	220
	17.13	Voting Rights, General Meeting	220
	17.14	Information Rights	222
	17.15	Distribution Of Assets on Winding-Up	222
	17.16	Mandatory Takeover Bids and Exclusion of Minority Shareholders	223
	17.17	Shareholding Disclosure Requirements	224
	17.18	Directors Dealings	226

18.	DESCRIPTION OF THE GOVERNING BODIES OF THE COMPANY		228
	18.1	Overview	228
	18.2	Board of Directors	228
	18.3	Committees	232
	18.4	Senior Management of the ADO Properties Group	233
	18.5	Certain Information on the Members of the Board of Directors, Audit Committee, Nomination and Compensation Committee, Ad Hoc Committee and Senior Management of the ADO Properties Group	235
	18.6	Conflicts Of Interest	235
	18.7	General Meeting	235
	18.8	Annual General Meeting	237
	18.9	Corporate Governance	237

19.	CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS		238

20.	TAXATION		240
	20.1	Taxation in the Federal Republic of Germany	240
	20.2	Taxation in the Grand Duchy of Luxembourg	248

21.	FINANCIAL INFORMATION		F-1

22.	VALUATION REPORT		V-1

23.	GLOSSARY		G-1

24.	RECENT DEVELOPMENTS AND OUTLOOK		O-1
	24.1	Recent Developments	O-1
	24.2	Outlook	O-2

-iii-

-iv-

SUMMARY OF THE PROSPECTUS

A – INTRODUCTION CONTAINING WARNINGS

This prospectus (the “Prospectus”) relates to shares in dematerialized form with no nominal value, International Securities Identification Number (“ISIN”): LU1250154413, of ADO Properties S.A., Legal Entity Identifier (“LEI”) 391200OYYFJ3DWAMEC69, with its registered office at 1B Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg (“Luxembourg”) (telephone +352 278 456 710; website: www.ado.properties) (the “Company” and, together with its consolidated subsidiaries, “we”, “us”, “our” or the “ADO Properties Group”).

This Summary should be read as an introduction to this Prospectus. Any decision to invest in the shares of the Company should be based on a consideration of this Prospectus as a whole by an investor. Investors in the shares of the Company could lose all or part of their invested capital. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under national law, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches only to persons who have tabled this summary where the summary includes misleading, inaccurate or inconsistent statements, when read together with the other parts of this Prospectus, or where it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the shares of the Company.

B – KEY INFORMATION ON THE COMPANY Who is the Issuer of the securities?

Issuer Information

The Company’s legal name is ADO Properties S.A. and it operates under the commercial name ADO Properties. The Company, with LEI 391200OYYFJ3DWAMEC69, has its registered office at 1B Heienhaff, L-1736 Senningerberg, Luxembourg, and is registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) under number B197554. The Company is a public limited liability company under Luxembourg law (société anonyme).

Principal Activities

The Company is the holding company of the ADO Properties Group. The Company’s business is primarily conducted by its operating subsidiaries. We specialize and focus on the purchase and management of income producing multi-family residential buildings located in Berlin. Our investment and trading portfolio value as of September 30, 2019 was approximately €4.5 billion (including properties classified as held for sale). As of September 30, 2019, our property portfolio consisted of 22,157 residential units with a total residential lettable area of 1,463,385 sqm, 1,458 commercial units (retail, office and other commercial) with a total commercial lettable area of 171,821 sqm, 6,848 parking spaces and spaces for storage, antennas, etc. Most of our residential units contain one or two rooms and have an average size of approximately 66 sqm. As of September 30, 2019, our vacancy rate was 2.5% and 4.6% for our residential units and our commercial units, respectively. The average monthly net rent per sqm was €6.89 and €9.65 for our residential units and commercial units, respectively.

Major Shareholders

As of the date of the publication of the Offer Document, the Company’s major shareholders are:

Name of the Shareholder	Number of Voting Rights	Voting Rights (in %) (1)
ADLER Real Estate Aktiengesellschaft (2)	14,692,889	33.25
Union Asset Management Holding AG (3)	2,267,822	5.13
Free float	27,233,896	61.62
Total	44,194,607	100.00

(1) The percentage of voting rights was calculated on the basis of the Company’s registered share capital as of the date of the publication of the Offer Document.

(2)   Indirect shareholding of ADLER Real Estate Aktiengesellschaft, as notified for December 10, 2019. ADLER Real Estate Aktiengesellschaft is, as disclosed in its group notification, the controlling shareholder of ADO Group Ltd., which, in turn, directly holds the shares in the Company.

(3)   Direct shareholdings of Union Asset Management Holding AG as notified for July 16, 2019. Pursuant to the group notification, Union Asset Management Holding AG is the ultimate controlling shareholder of Uni Fonds, UniFonds-net, UniDeutschland XS, FVB-Deutscher Aktienfonds, UniRak Konservativ, Bright Future Fund, BBBank Kontinuität Union, BBBank Wachstum Union, BBBank Dynamik Union, GI Portfolio I, Global Sel. Portf. II Seg. Aktien and Global Sel. Portf. I Seg. Aktien. None of these funds directly held 5% or more of the voting rights in the Company at that date.

No shareholder has control over the Company.

Board of Directors

The Company’s board of directors (the “Board of Directors”) consists of Dr. Peter Maser (Chairman (Independent Director)), Thierry Beaudemoulin (Director), Dr. Ben Irle (Director), Florian Sitta (Director), Arzu Akkemik (Independent Director), Dr. Michael Bütter (Independent Director) and Jörn Stobbe (Independent Director).

Statutory Auditor

The Company appointed KPMG Luxembourg, Société cooperative (“KPMG”), with registered office at 39, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, as its statutory auditor (réviseur d’entreprises agréé).

What is the key financial information regarding the Company?

The financial information contained in this Prospectus, other than where otherwise indicated, is taken or derived from the ADO Properties Group’s unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2019 (the “Consolidated Interim Financial Statements of ADO Properties Group”), the ADO Properties Group’s audited consolidated financial statements as of and for the financial years ended December 31, 2018, December 31, 2017 and December 31, 2016 (the “Audited Consolidated Financial Statements of ADO Properties Group”), each prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the ADO Properties Group’s internal accounting and reporting system.

Summary statement of profit or loss data

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand, unless otherwise indicated)		(in € thousand, unless otherwise indicated)
Total revenue (1)	87,052	84,228	112,857	92,678	77,179
Operating profit (2)	404,337	270,470	499,342	463,554	508,202
Net profit (3)	328,072	210,977	397,464	367,512	410,768

Basic earnings per share (in €)	7.33	4.63	8.77	8.07	10.11

(1) Referred to as “gross profit” in the consolidated financial statements of the Company.
(2) Referred to as “results from operating activities” in the consolidated financial statements of the Company.
(3) Referred to as “profit for the period” in the consolidated financial statements of the Company.

Summary statement of financial position data

	As of September 30,		As of December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Total assets(1)	4,587,554	3,933,749	4,170,173	3,518,263	2,562,394
Total equity(2)	2,487,230	2,014,141	2,197,282	1,831,493	1,486,504
Net financial debt (3)	746,299	1,674,940	1,623,185	1,329,694	736,430

(1)   Referred to as “total assets” in the consolidated financial statements of the Company.

(2)   Referred to as “total equity” in the consolidated financial statements of the Company.

(3)   Referred to as “net financial liabilities” in another part of this Prospectus.

Summary statement of cash flow statement data

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Net cash flows from operating activities (1)	62,529	78,870	103,933	86,313	76,379
Net cash flow from investing activities (2)	(44,909)	(302,925)	(334,034)	(494,499)	(228,290)
Net cash from financing activities	11,601	132,642	136,537	346,295	265,887
Change in cash and cash equivalents during the period	29,221	(89,400)	(93,564)	(61,891)	113,976

(1) Referred to as “net cash from operating activities” in the consolidated financial statements of the Company.
(2) Referred to as “net cash used in investing activities” in the consolidated financial statements of the Company.
(3) Referred to as “net cash from financing activities” in the consolidated financial statements of the Company.

On December 15, 2019, the Company has announced its decision to make a voluntary takeover offer for all shares of ADLER Real Estate Aktiengesellschaft, a stock corporation (Aktiengesellschaft) under the laws of Germany, with its seat in Berlin, its business address at Joachimsthaler Straße 34, 10719 Berlin, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Charlottenburg, Germany, under HRB 180360 B (“ADLER Real Estate” and, together with its consolidated subsidiaries, the “ADLER Group”) in the form of an exchange offer (the “Offer”). In connection with the Offer, the Company has prepared pro forma consolidated financial statements, comprised of pro forma consolidated profit- or loss data for the periods from January 1, 2018 to December 31, 2018 and January 1, 2019 to September 30, 2019 and pro forma consolidated financial position data as of September 30, 2019, supplemented by pro forma notes (the “Pro Forma Consolidated Financial Information”). The purpose of the Pro Forma Consolidated Financial Information is to present the material effects that a completion of the Offer would have had on and as of the aforementioned periods. The Pro Forma Consolidated Financial Information is prepared solely for illustrative purposes. Due to its nature, the Pro Forma Consolidated Financial Information is only descriptive of a hypothetical situation and is based on assumptions and does not reflect the actual net assets, financial position and results of operations of the Company.

Pro forma consolidated statement of profit or loss for the period from January 1, 2018 to December 31, 2018

	ADO Properties Group	ADLER Group	ADO Group (standalone)	BCP Group (*) (January 1, 2018 to April 1, 2018)	Total	Pro Forma Adjustments	Pro Forma consolidated statement of profit or loss
	(in € thousand unless otherwise indicated)
Revenue	154,853	424,663	26	44,911	624,453	(27,175)	597,278
Results from operating activities	499,342	582,828	(2,252)	21,841	1,101,759	(135,910)	965,849
Consolidated profit for the period	397,464	332,449	150,992	12,922	893,827	(408,978)	484,849
Net profit per share (in €)	—	—	—	—	—	—	4.54
Net profit per share (diluted) (in €)	—	—	—	—	—	—	4.54

(*) Brack Capital Properties N.V. (“BCP”) together with its subsidiaries.

Pro forma consolidated statement of profit or loss for the period from January 1, 2019 to September 30, 2019

	ADO Properties Group	ADLER Group	ADO Group (standalone)	Total	Pro Forma Adjustments	Pro Forma consolidated statement of profit or loss
	(in € thousand unless otherwise indicated)
Revenue	119,625	689,583	18	809,226	(21,345)	787,881
Results from operating activities	404,337	430,554	(1,271)	833,620	(355,092)	478,528
Consolidated profit for the period	328,072	272,470	96,764	697,306	(534,373)	162,933
Net profit per share (in €)	—	—	—	—	—	1,73
Net profit per share (diluted) (in €)	—	—	—	—	—	1,68

Pro forma consolidated statement of financial position data as of September 30, 2019

	ADO Properties Group	ADLER Group	ADO Group (standalone)	Total	Pro Forma Adjustments	Pro Forma consolidated statement of financial position data
	(in € thousand)
Total assets	4,587,554	6,107,833	1,108,385	11,803,822	(1,116,023)	10,637,799
Total equity	2,487,230	1,772,668	754,399	5,014,297	(1,128,960)	3,85,337

What are the key risks that are specific to the Company?

•  Our business is significantly dependent on our ability to generate earnings from rentals. Our rental income and operating profit could particularly be negatively affected by a potential increase in vacancy rates.

•  Our ability to operate our business successfully relies on assumptions and contingencies that may prove to be incorrect. Such assumptions and contingencies may prove to be inaccurate, either in part or as a whole, in particular due to unexpected liabilities, incomplete or wrong assessment of markets, value determinations and due diligence findings and challenges with respect to achieving anticipated synergies and insufficient investment horizons

•  We rely on our ability to identify potential real estate portfolio acquisitions in order to pursue our investment strategies. We may not be able to identify all risks associated with any such acquisitions. Assumptions could prove to be insufficient or incorrect and a successful integration of acquisitions may not be achievable.

•  Our business is dependent on regional real estate markets and their liquidity, particularly Berlin, which may be subject to adverse market developments. Fluctuation in the development of the currently high demand and prices could make it difficult for us to conduct our business activities and to implement our strategy to capture additional growth opportunities.

•  Our investments are in real estate and due to the potentially illiquid nature of the real estate market, we may not be able to sell any portion of our portfolio or investments in a timely fashion, on favorable terms or at all.

•  Property valuation is inherently subjective and uncertain and is based on assumptions which may prove to be inaccurate or affected by factors outside of our control. The property valuation serves as a basis of and is combined with other factors for our fair value model which, ultimately, could require downward revisions of the current fair values of our investment properties.

•  In the event of a downturn or other developments in the real estate markets in Germany or a downturn in the interest rate environment, the fair values of the properties in our property portfolio may decline, which may have material adverse effects on the valuation of our property portfolio.

•  An increase in general interest rate levels may increase our financing costs, while the current economic environment, characterized by relatively high values of our properties and the prices at which we are able to sell our properties, may decrease.

• German laws protecting residential tenants and existing restrictions on the rate of rental increases could make it more difficult to increase the rents of residential units we own.

•  Our business is subject to the general legal environment in Germany. Any disadvantageous changes in the legal environment, such as mandatory environmental modernization provisions, restrictions regarding modernization measures or provisions (including taxes) that result in the incurrence of costs in the event of a property sale, or disadvantageous changes to the Berlin Mietspiegel regulation, may be detrimental to us.

•  The structure of the Company is mainly influenced by the general tax environment in Luxembourg, Germany and further countries of the European Union (Netherlands, Denmark and Ireland) and changes in the tax environment may increase our tax burden.

•  ADLER Real Estate is a real estate company that is exposed to a variety of risks that we believe are comparable to the risks associated with our business activities. However, it cannot be ruled out that ADLER Real Estate may be exposed to further, previously unrecognized risks, the realization of which could also have a material adverse effect on the net assets, financial position and results of operations of the Combined Group created through the Completion and Integration.

C – KEY INFORMATION ON THE SECURITIES

What are the main features of the securities?

Type, Class, ISIN

The summary relates to shares in dematerialized form of the Company; ISIN: LU1250154413; German Securities Code (Wertpapierkennnummer, WKN): A14U78; Common Code: 125015441; Trading Symbol: ADJ.

Nominal Value, Number of Securities

As of the date of the publication of the Offer Document, the share capital of the Company amounts to €54,801.31 and is divided into 44,194,607 shares in dematerialized form with no nominal value. This means that the share capital is, in deviation from the legal situation of bearer shares of German stock corporations (Aktiengesellschaften), not represented in a global share certificate. All shares of the Company are fully paid up. The subject-matter of this Prospectus is the offering of 34,100,334 newly created shares in dematerialized form with no nominal value. This corresponds to the offer to exchange every one (1) share of ADLER Real Estate for 0.4164 newly issued shares in dematerialized form with no nominal value of the Company (the “Offer Shares”), to be offered to the shareholders of ADLER Real Estate (each a “ADLER Shareholder”) as consideration for the Offer (the “Offer Consideration”). The Offer Shares grant full dividend entitlements as of the fiscal year 2019.

Currency

The Company’s shares are denominated in Euro.

Rights Attached

Each share of the Company carries one vote at the general meeting of the Company (the “General Meeting”). There are no restriction on voting rights. All shares carry the same voting rights. The Offer Shares grant full dividend entitlements as of the fiscal year 2019.

Seniority

The Offer Shares are non-repayable. Any claim for payment of shareholders are subordinated to all other securities and claims.

Restrictions of Transferability

The shares of the Company are freely transferable in accordance with the Luxembourg law of April 6, 2013 on dematerialized securities. There are no restrictions on the transferability of the Company’s shares.

Dividend Policy

The Company aims to distribute an annual dividend of up to 50% of the annual cash flow from rental activities (“FFO 1”) to the shareholders of the Company. FFO 1 is derived from the EBITDA from rental activities of the Company for the respective periods, adjusted for the net cash interest and current income taxes. FFO 1 is a customary performance indicator to evaluate the performance of the recurring operating profits of a real estate company. The decision to distribute dividends from annual net profits is subject to a resolution by the General Meeting, whereas the Board of Directors may, pursuant to the articles of association of the Company, also declare interim dividends. Any future determination to pay dividends will be made in accordance with applicable laws, and will depend upon, among other factors, the Company’s results of operations, financial condition, contractual restrictions and capital requirements. The Company’s future ability to pay dividends may be limited by the terms of any existing and future debt or preferred securities.

Where will the securities be traded?

The Company will apply to have the Offer Shares admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), where the existing shares of the Company are already admitted to trading, presumably for the beginning of April 2020.

What are the key risks attached to the securities?

•  Future capital measures like the issuance of new shares from authorized capital, which currently amounts to €750,000,000, the exercise of share options and any amendment to the capital structure to be resolved by the General Meeting could lead to a significant dilution, thereby reducing the value of the shareholding of the existing shareholders of the Company.

•  The share price and the trading volume of the shares of the Company could fluctuate significantly, including due to an exclusion from the SDAX, to which the Company’s shares currently belong, disposals by any major or majority shareholder, which could, ultimately, result in significant losses for shareholders of the Company.

•  The ability of the Company to distribute dividends is dependent on a variety of factors. The previous dividend distributions, which amounted to €0.70, €0.60 and €0.45 per share for the fiscal years ended December 31, 2018, 2017 and 2016, respectively, are no indication for future dividend distributions. Additionally, the dividend policy of the Company may change in the future.

D – KEY INFORMATION ON THE OFFER OF SECURITIES TO THE PUBLIC AND ADMISSION TO TRADING ON A REGULATED MARKET

Under which conditions and timetable can I invest in this security?

Offer Conditions

The Offer Shares will be offered as follows: The Offer relates to the acquisition of all ordinary shares of ADLER Real Estate with ISIN DE0005008007 with a proportionate amount of the share capital of ADLER Real Estate of €1.00 each, including dividend entitlements and all ancillary rights at the time of the settlement of the offer (the “ADLER Shares” and their holders “ADLER Shareholders”) (with the exception of the shares directly held by the Company). The Company offers 0.4164 Offer Share for each one ADLER Share, which will be effectively tendered within the scope of the offer. The issuance of the Offer Shares shall originate from two separate resolutions of the Board of Directors: (i) a first resolution of the Board of Directors resolving to increase the Company’s share capital against contributions in kind under suppression of the shareholders’ preferential statutory subscription rights, adopted on January 16, 2020, by way of partial utilization of the authorized capital and through the issuance of up to 34,100,334 newly issued shares in dematerialized form with no nominal value of the Company (the “Basic Resolution”), and (ii) a second resolution by a duly appointed delegate of and in the name of the Board of Directors determining the final amount of the increase of the share capital and the exact number of Offer Shares, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period (as defined below), presumably on March 30, 2020 (the “Definitive Resolution” and, together with the Basic Resolution, the “Offer Capital Increase”). The Offer is the subject of the mandatory publication pursuant to Sections 34, 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG”) (the “Offer Document”). The publication of the Offer Document was approved by BaFin on February 6, 2020. The Offer Document will be published on the Company’s website at https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html and in any other manner required by law. In the event of an amendment of the Offer, ADLER Shareholders may withdraw from the contracts concluded by accepting the Offer until the expiration of the period of acceptance for the offer (including any extensions) (the “Acceptance Period”) if and to the extent that they have accepted the Offer prior to publication of the amendment to the Offer. The Acceptance Period of the Offer starts with the publication of the Offer Document on February 7, 2020, and is expected to expire on March 6, 2020 at 24:00 CET. Subject to an extension of the Acceptance Period and the publication of the results of the Offer, the additional Acceptance Period is expected to commence on March 12, 2020, and will expire on March 25, 2020. The final number of Offer Shares issued under the Offer is expected to be announced on or around March 30, 2020 on the Company’s website at https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html and in any other manner required by law.

Expected Timetable of the Offer

The following is the expected timetable for the Offer and admission of the Offer Shares to trading on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), which may be extended or shortened:

February 6, 2020	Approval of the Offer Document by BaFin

February 7, 2020	Publication of the Offer Document on the website of the Company (https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html), making available copies free of charge at BNP Paribas Securities Services S.C.A, Frankfurt branch, and publication of an announcement in the German Federal Gazette (Bundesanzeiger)

Start of the Acceptance Period

Between February 7, 2020 and March 6, 2020	Announcement of the shareholdings of the Company and the voting rights in the ADLER Real Estate attributable to it pursuant to Section 30 WpÜG and the number of instruments to be notified pursuant to Sections 38 and 39 WpÜG as well as the shareholdings of the Company in the ADLER Real Estate resulting from the received declarations of acceptance pursuant to Section 23 para. 1 sentence 1 no. 1 WpÜG

March 6, 2020	End of Acceptance Period (presumably), 24:00 hours (CET)

March 11, 2020	Publication of results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG

March 12, 2020	Begin of Additional Acceptance Period (presumably)

March 25, 2020	End of Additional Acceptance Period, 24:00 hours (CET)

March 30, 2020	Publication of results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 3 WpÜG and on the website of the Company (https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html)

April 9, 2020	Settlement of the Offer and delivery of the Offer Shares

Admission to Trading

The application for admission to trading of the Offer Shares on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, simultaneously, to the sub-segment thereof with additional post-admission obligations (Prime Standard), is expected to be filed for the beginning of April 2020. The admission to trading of the Offer Shares will presumably become effective around the beginning of April 2020.

Dilution

Dilution comprises two distinct aspects: dilution of the shareholding and value-related dilution. Dilution of the shareholding percentage of shareholders of the Company amounts to 43.6%. Value-related dilution in the equity attributable to the shareholders (net book value) of the Company amounts to 14.7% per share of the Company.

Total Expenses

The Company expects that the total costs incurred by the Company in connection with the Offer (legal, banking and other professional fees and costs) will be approximately €20 million.

Expenses Charged to Investors

No expenses will be charged to investors by the Company or its financial advisors.

Who is the offeror and/or the person asking for admission to trading?

Description of the Offeror

The Offer Shares will be offered by the Company only. The Company will apply for admission of the Offer Shares to trading on the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The application for approval will be filed, jointly with the Company, by J.P. Morgan AG, Taunustor 1, 60310 Frankfurt am Main, a credit institution with its registered seat in Germany, which is subject to German law.

Why is this prospectus being produced?

Reasons for the Offer

The Company’s business strategy is focused on creating one of the leading residential real estate companies in Germany. Through a business combination agreement dated December 15, 2019 and entered into between the Company and ADLER Real Estate (the “Business Combination”) to combine the business of ADLER Group with the business of the ADO Properties Group (together with the ADLER Group, the “Combined Group”), the Combined Group will become a top-5 residential real estate company in Germany (based on gross asset value) and has the potential to ultimately create one of the largest listed residential real estate companies in Europe, characterized by diversification and synergistic growth.

Total Net Proceeds

The Company will not receive any proceeds from the Offer, as the Offer Shares will be issued against contribution in kind of the ADLER Shares that have been tendered in connection with the Offer.

Underwriting

The Offer is not subject to an underwriting agreement and thus not subject to any firm underwriting commitment. The Offer Shares will be issued according to the exchange ratio in the amount of ADLER Shares that have been tendered in connection with the Offer.

Interests Material to the Offer, Including Conflicting Interests

The Company and ADLER Real Estate have an interest in the Offer, because they believe that the completion of the Offer will provide multiple benefits to both the ADO Properties Group and the ADLER Group. In this respect, the Company and ADLER Real Estate have an interest in the successful execution of the Offer. The shareholders of ADLER Real Estate, Tomas de Vargas Machuca, Klaus Wecken, Wecken & Cie, Ferry Wecken, Fairwater Multi-Strategy Investment ICAV, Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC, Uccelini Ltd., Alpine Real Estate Invest GmbH, Uhlandstrasse Investments GmbH, Uhlandstrasse Investment III GmbH & Co. KG, Chelmer GmbH and Long Mountain Services Inc., have an interest in the Offer as they have undertaken to accept the Offer. The Company has mandated BNP Paribas Securities Services, S.C.A., Frankfurt branch, as settlement agent for the technical settlement of the Offer. In addition, J.P. Morgan Securities plc (“J.P. Morgan”) and Kempen & Co N.V. (“Kempen & Co”) are acting as financial advisors to the Company in connection with the Offer and providing investment banking and related services in this context. They will receive a success fee for these services, which is why the Settlement Agent, J.P. Morgan and Kempen & Co have an interest in the Offer. There are no other interests or (potential) conflicts of interest that could be material to the Offer.

1. RISK	FACTORS

Investing in the shares of ADO Properties S.A. (the “Company” and, together with its consolidated subsidiaries, “we”, “us”, “our” or the “ADO Properties Group”) involves a high degree of risk. Investors should carefully consider the risks and uncertainties described below, together with all of the other information in this Prospectus, the Audited Consolidated Financial Statements and the Unaudited Condensed Consolidated Interim Financial Statements, before making a decision to invest in the Company’s shares. We believe the factors described below represent the material risks inherent in investing in the Company’s shares. In all of the following risk categories the risks are presented in accordance with their likelihood, i.e., based on the likelihood of their occurance and the extent of their negative impact on the net assets, financial condition and results of operations of the Company. The most significant risk categories are presented first in the following risk categories. The risk factors in sections (i) 1.1.1 to 1.1.5, (ii) 1.2.1 to 1.2.3, (iii) 1.3.1 and 1.3.2, (iv) 1.4.1, (v) 1.5.1 to 1.5.3 as well as (vi) 1.6.1 are the principal risks in the Company’s estimation. If any of the risks mentioned herein actually occur, the business, net assets, results of operations, financial condition, cash flows and prospects of the ADO Properties Group and the market price of the Company’s shares could be materially adversely affected. Additional risks and uncertainties that are not presently known to or that we currently believe are not material may also adversely affect its business, net assets, results of operations, financial condition, cash flows and prospects of the ADO Properties Group. The risks mentioned herein and those not presently known or believed to be not material may materialize individually or cumulatively and may, in each case, have a varying impact on any of the aforementioned factors, including the market price of the Company’s shares.

1.1	Risks related to ADO Properties Group’s Business Activities and Industry

1.1.1

Our business is significantly dependent on our ability to generate earnings from rentals. Our rental income and operating profit could particularly be negatively affected by a potential increase in vacancy rates.

We rely significantly on earnings from rentals. In the nine-month period ended September 30, 2019, 90% of our revenue was derived from rental activities (including facility services), and our funds from operations (from rental activities) (“FFO 1”) amounted to €50,419 thousand. Our rental income is impacted predominantly by the size of our portfolio, which consisted of 23,615 units (with a total lettable area of 1,635,206 sqm) of which 22,157 were residential units (with a total lettable are of 1,463,385 sqm), as well as rents chargable, which amounted to €6.89 per sqm on average (all figures as of September 30, 2019). As a result, our performance depends largely on the amount of rental income generated, which in turn is significantly dependant on the vacancies levels of our portfolio. As of September 30, 2019, the average vacancy levels of our residential portfolio (in % per sqm) were at 2.5% (or 36,485 sqm) and of our commercial portfolio at 4.6% (or 7,904 sqm), after 3.1% (or 45,082 sqm) and 5.2% (or 8,902 sqm) as of December 31, 2018. Should we incur an increase in vacancy levels in the future, a worsening economy, in particular, could impede our ability to let our residential units at advantageous conditions.

The vacancy rate could rise, particularly in lower-value residential units within our portfolio, in less attractive locations, in areas with weak infrastructure or in properties where investments do not result in expected market rents or higher occupancy rates. Our strategy also focuses on the renovation and refurbishment of selected parts of our portfolio with the highest vacancy levels. If these measures do not result in a significant reduction in vacancy levels for these properties after completion of the renovation work, this could have an adverse effect on our financial results relative to our business plan. In addition to lost rental income, additional fixed and ancillary costs incurred for the maintenance of vacant residential units would reduce our operating profit. Furthermore, a longer period of higher vacancy levels could generally lead to lower rental levels and make it more difficult to increase average rental levels. As our rental income represents 90% of the total revenues generated in the nine-month period ended September 30, 2019, our business success inevitably depends on our ability to reduce vacancy levels or increase rents.

1.1.2

Our ability to operate our business successfully relies on assumptions and contingencies that may prove to be incorrect. Such assumptions and contingencies may prove to be inaccurate, either in part or as a whole, in particular due to unexpected liabilities, incomplete or wrong assessment of markets, value determinations and due diligence findings and challenges with respect to achieving anticipated synergies and insufficient investment horizons.

We face the risk that we may not be able to generate returns in the future. In particular, our projections of the future demand for apartments suitable for modernization may turn out to be inaccurate, inappropriate

(1)

to achieve a positive return. Also, tenant preferences may change. Further, we may not be in a position to find sufficient investment opportunities to invest the budgeted amount per year. In addition, we may not be able to pass on the costs of these modernization measures to our tenants due to legal constrains or if the tenants are unable to afford rent increases as a result of these modernization measures. Tenants may also cause postponements to our modernization measures by, for example, refusing to vacate the units for modernization work to take place. Further, we may be restricted in our ability to finance the investment program through loans or other debt instruments depending on our current and future debt level and structure.

The success of our business model depends in part on our subsidiaries’ ability to achieve an expected level of rental increases through the modernization of the existing real estate portfolio and properties which we may acquire and our ability to estimate and control the costs of modernization. During the nine-month period ended September 30, 2019, we incurred maintenance and capital expenditures in an average amount of €41.8 per sqm (a 14% increase compared to the nine-month period ended September 30, 2018), whereas our average like-for-like rental growth of the residential portfolio over the twelve-month period between September 30, 2018 and September 30, 2019 increased by 4.4%. We plan to continue to invest a significant amount per year for modernization measures. These modernization measures, which sometimes aim at improving energy efficiency, of buildings and refurbishments to current market standard in markets where refurbished apartments are believed to deliver an average rent. Even if the real estate we have acquired, or will acquire in the future, is suitable for repositioning, modernization and refurbishment, such acquisitions or expenditures could prove unsuccessful or ineffective. Further, the assumptions with respect to achievable rental levels, rental increases, vacancy rates, modernization costs, personnel (including in-house facility management personnel) and overhead expenses, and for repairs, maintenance and capital expenditures and similar matters that we have made, or will make, in acquiring a real estate portfolio may prove partly or wholly inaccurate. Furthermore, unexpected problems or unrecognized risks could arise that are outside the parameters of our refurbishment and modernization contracts, including, in particular, changes in any applicable regulatory regime. The resolution of such unanticipated problems and risks could require us to expend unanticipated amounts of capital; or it may be the case that such problems and risks cannot be addressed in an economically reasonable manner. In addition, there are several environmental matters that are relevant with regard to modernization and refurbishments (see “1.3.2 Our business is subject to the general legal environment in Germany. Any disadvantageous changes in the legal environment, such as mandatory environmental modernization provisions, restrictions regarding modernization measures or provisions (including taxes) that result in the incurrence of costs in the event of a property sale, or disadvantageous changes to the Berlin Mietspiegel or other regulation, may be detrimental to us.” and “1.3.6 We may incur environmental liabilities, for example, from residual pollution including wartime ordnance, soil conditions, asbestos and contaminants in building materials, as well as from possible building code violations.”)

If we discover, during the course of a refurbishment or modernization, that a building we acquired is subject to historic preservation laws, the need to comply with the respective historic preservation requirements could lead to significant delays in the refurbishment or modernization process, our inability to carry out particular refurbishment or modernization measures, and significantly higher costs for the particular project. These factors could result in our inability to perform our contractual obligations to a tenant, with the consequence that the tenant’s obligation to make payments would be excused or deferred. The same would be true if the legal requirements relating to existing and permitted properties and their use become more onerous, particularly with respect to construction and environmental requirements; similarly, requirements might be imposed to increase the availability of handicapped-accessible and adapted housing.

Any cases in which we have relied or will rely on incorrect assumptions or contingencies, e.g., with regard to achievable rents, modernization costs, other investments, the profitability of our business or the value or value development of our portfolio, will have a negative effect on our ability to successfully conduct our business and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

1.1.3

We rely on our ability to identify potential real estate portfolio acquisitions in order to pursue our investment strategies. We may not be able to identify all risks associated with any such acquisitions. Assumptions could prove to be insufficient or incorrect and a successful integration of acquisitions may not be achievable.

As part of our strategy, we evaluate real estate portfolios in order to identify those that might fit in with both our existing portfolios and our current management platform. Between January 1, 2016, and

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September 30, 2019, we have acquired 7,031 residential properties with a total residential area of 508,920 sqm. The properties we have acquired or will acquire might achieve less than the originally calculated profit or income due to inaccurate projections and assumptions or for other reasons. Although we have attempted and will continue to attempt to address the relevant issues, including for example, tax, legal and operational management issues, arising from acquisitions, we may not have and in the future may not address all relevant issues related thereto and to the successful integration of the acquired portfolios. In particular, the integration risks associated with acquisitions of large portfolios are high due to their significant size. The integration of any future portfolio acquisitions may not be successful or may be more difficult than expected due to legal and contractual restrictions and obligations. In addition, we may incur internal inabilities in integrating acquisitions or realizing anticipated synergies, economies of scale and cost-savings. We may become subject to contractual obligations under acquisition agreements pursuant to which we acquired our real estate portfolio, which limit our ability to fully integrate acquisitions on a legal and operational basis and may result in delays and unforeseen costs. Moreover, laws governing pensions, labor unions and works councils, may also limit our ability to integrate acquisitions and especially to move groups of employees from one legal entity to another. To the extent that we are not able to successfully integrate our current portfolio and any potential future portfolio acquisitions, we may be prevented from increasing revenues or reducing costs by achieving economies of scale in the manner that we anticipate. Any such failure could cause reduced levels of rental income and operating profit.

Furthermore, investments in property involve considerable risks. We are not always able to obtain from the seller the records and documents that we need in order to fully verify that the buildings we acquire were constructed in accordance, and that their use complies, with planning laws and building code requirements and regulations. We may only be able to conduct limited due diligence on, or the due diligence conducted may not accurately reveal the risks associated with, the properties or entities we plan to acquire. Accordingly, we may not be in a position to examine whether the original owners of the properties, and/or the properties themselves, have obtained all required permits for new buildings, satisfied all permit conditions, received all necessary licenses and fire, health and safety certificates, or satisfied all comparable requirements. In addition, the properties may suffer from hidden defects, such as contamination, and may thus require significant modernization investments. For example, while performing due diligence, we may not have discovered, or the seller may not have disclosed, that the properties that we have acquired have underground oil tanks underneath them or contain certain types of fungus that eat and rot wood, and thereby may weaken the structural foundations of our acquired properties. In addition, we may not have been able or are unable to undertake (or obtain results for) all searches (including title and security searches), inspections and surveys (including intrusive environmental and asbestos investigations and technical surveys) that we might otherwise carry out in relation to comparable acquisitions. Accordingly, in the course of the acquisition of residential and other property portfolios, specific risks may not be, or might not have been, recognized or evaluated correctly. Thus, legal and/or economic liabilities may be, or might have been, overlooked or misjudged. These circumstances could lead to additional costs and could have an adverse effect on our proceeds from sales and rental income of the relevant properties. The assumptions we rely on when acquiring real estate, particularly with respect to anticipated rents, achievability of vacancy reduction, maintenance expenses, integration costs and expected proceeds from condominium sales (privatizations), could turn out to be incorrect.

Although sellers typically make various warranties in purchase agreements that we enter into in connection with property acquisitions, it is possible that these warranties do not cover all risks or that they fail to cover such risks sufficiently. Additionally, a warranty made by a seller may be unenforceable due to the seller’s insolvency or for other reasons. In some cases, a real estate seller makes no representation or warranty as to the sufficiency and correctness of the information that is made available in the context of a due diligence investigation, or as to whether such information remains correct during the period between the conclusion of the due diligence investigation and the closing of the relevant acquisition. Accordingly, such risks can arise despite a thorough due diligence investigation.

It could also subsequently become more difficult to let or sell certain properties; market rents could develop unfavorably; and/or vacancy rates could increase. In addition, the various factors that affect market rents may make it difficult to project future rental income, so that the projected rental income in connection with an acquisition of property can develop differently than planned.

Our current portfolios, or portfolios that may be acquired in the future, may not develop as expected. For example, targeted rent increases may not be implemented as planned due to a lack of tenants who are willing or able to pay increased rents, a negative development of the location or property or increased vacancy rates, for example due to unfavorable demographic or economic developments.

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Any inability on our part to identify risks in connection with acquisitions as well as insufficient or inaccurate assumptions could hinder or render impossible a successful integration of acquisitions, as a result of which we may incur higher costs, lower rental income or divergent value developments, which in turn could lead to material adverse effects on our business, net assets, financial position and results of operations, and our business prospects.

1.1.4

Our business is dependent on regional real estate markets and their liquidity, particularly Berlin, which may be subject to adverse market developments. Fluctuation in the development of the currently high demand and prices could make it difficult for us to conduct our business activities and to implement our strategy to capture additional growth opportunities.

As of September 30, 2019, our real estate portfolio comprised 23,615 units, of which 22,157 were residential units, with a joint value of approximately €4.5 billion (including properties classified as held for sale in the amount of €929 million). Currently, all of the real estate we own is located in Berlin. Accordingly, we are extensively dependent on trends in the Berlin residential real estate market, as well as general economic conditions and developments in Berlin. Our performance and the valuation of our properties are dependent on various factors including demographic and cyclicality trends in Berlin, purchasing power of the population, the development of the population, attractiveness of the particular locations of our properties, the unemployment rate and employment offers, infrastructure, social structure, and supply and demand for real estate space and assets in the respective locations and markets in Berlin. Because regional markets within Germany do not develop uniformly, our dependence on the Berlin market due to our portfolio concentration in Berlin could create a disadvantage compared to competitors who have a more geographically diversified real estate portfolio, including due to over-proportionate risk exposure of a single market and concentration risks. In particular, the demand for residential real estate is subject to rapid and occasionally unpredictable changes, including as a result of changes to economic conditions, interest rates and business confidence. The effects of any decline in the attractiveness of the Berlin real estate market and of any downturn or illiquidity in the Berlin real estate market could significantly harm our business. In addition, regional economic and political developments, and other trends in the Berlin market, have a significant impact on the demand for our residential real estate and the rents achievable, as well as on the valuation of our properties. Such local developments may differ considerably from overall developments in Germany. For example, the purchasing power of residents of eastern German states lagged behind the purchasing power of the residents of western German states in 2018 and 2019 (source: GfK–Purchasing Power Germany). While some cities and regions in eastern Germany have seen decreasing unemployment rates and growing purchasing power in recent years, there is no guarantee that this trend will continue. Furthermore, we are also affected by the German economic conditions as a whole, such as growth in gross domestic product (“GDP”), unemployment, interest rates, inflation and financing availability.

1.1.5

Our investments are in real estate and due to the potentially illiquid nature of the real estate market, we may not be able to sell any portion of our portfolio or investments in a timely fashion, on favorable terms or at all.

We invest in real estate and in real estate companies and while our general strategy is to hold properties that we acquire, we may opportunistically from time to time sell properties or portfolios of properties if attractive opportunities or market conditions arise as well as for strategic reasons. Our ability to sell properties generally depends on the liquidity of the real estate markets at the time of the potential sale. The demand for real estate assets is influenced by, among other factors, the quality of the property, vacancy rates, the overall economic and market situation at the time of the sale, the level of interest rates and the availability of debt financing to market participants.

As a result, if we were required to sell parts of our portfolio, particularly on short notice or under legal, financial or time pressure, there is no guarantee that we would be able to do so in a timely fashion or on favorable terms or at all. In the case of a forced sale, if, for example, creditors realize on collateral, there would likely be a significant shortfall between the fair value of the property or property portfolio in question or the shares in the real estate company, as the case may be, and the price achievable upon the sale of such property or property portfolio or shares in such circumstances, and there can be no guarantee that the price obtained by us would represent a fair or market value for the property or property portfolio or shares.

Any of the above factors could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

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1.1.6	Existing rent restrictions in connection with the promotion of public authorities and with heat supply contracts could limit the rent levels we may be able to charge.

Some of the properties that we have acquired are currently or have been subsidized by public authorities, mainly in the form of loans. As a result of such subsidies, certain restrictions are imposed, inter alia, on the maximum rent levels for the properties constructed, acquired or modernized using such subsidies and the eligibility of prospective tenants of publically subsidized residential space. Such rent levels are significantly below current market rents for a number of rent restricted residential units, and it may be difficult to increase rents to market levels even after the lapse of the period in which subsidy restrictions apply. As of September 30, 2019, 8.2% (by sqm) of our properties were rent-restricted due to subsidies. In the nine-month period ended September 30, 2019, rental income from such residential units amounted to €7.3 million (or 6.9%) of our total rental income. As of the same date, 44.0% and 80.8% of the rent restrictions as a result of subsidies are scheduled to expire by 2022 and 2023, respectively. The subsidies are subject to certain conditions. If we become unable to meet those conditions or violate them, we may have to pay a fine (e.g. in the case of not meeting rent restrictions) or subsidies may even be subject to revocation. In addition, we are subject to certain restrictions relating to heat supply contracting (“Nahwärme” and “Fernwärme”). As of September 30, 2019, 10.6% (by buildings) of our portfolio received heat through heat supply contracting. The German Federal Court of Justice (Bundesgerichtshof) has ruled that unless otherwise stipulated in the letting contract, a landlord is not allowed to introduce heat supply contracting without the tenant’s consent. One of the consequences of this ruling is that in some local rent sub-indices in Berlin, the margin by which we can increase the rent for residential units that we let with heat supply contracting has narrowed. Such limitation could ultimately restrict our ability to increase rents for the affected residential units and, ultimately, the profitability of our business activities and our ability to generate earnings from rentals in line with our strategy.

1.1.7	The geographic and/or asset type composition of our property portfolio will change with the closing of the Offer and in the future due to further acquisitions or divestures.

The geographic composition of our property portfolio might change in the future. The completion of the voluntary public takeover offer to the shareholders of ADLER Real Estate Aktiengesellschaft (“ADLER Real Estate” and, together with its consolidated subsidiaries, the “ADLER Group”) in the form of an exchange offer as announced on December 15, 2019 (the “Offer”) would allow the Company to consolidate the ADLER Group’s property portfolio in the Company’s consolidated financial statements. Although the ADLER Group’s property portfolio comprises substantially the same asset classes of properties as our portfolio, the geographical distribution is different. As of September 30, 2019 the core residential property portfolio of the ADLER Group consisted of 58,089 total units with a lettable area of 3,546,609 sqm and was predominantly located outside of Berlin in secondary conurbations and significant urban areas across Germany. As of the same date, the ADLER Group held only 1,699 of these residential units in Berlin. As of September 30, 2019, our residential real estate portfolio comprised 22,157 units with a total lettable area of 1,463,385 square meters, 99.8% of which (based on fair value according to Valuation Report) were located in Berlin. As a result of the closing of the Offer, the total portfolio to be reported by us in the context of a consolidation would therefore change.

In addition, we follow an opportunistic approach to acquisitions and focuses on real estate property which we believe has value increase potential. Consequently, we continuously seek investment opportunities throughout our key market Berlin, the region of our strategic focus. Additionally, we monitor other markets that we believe might meet our investment criteria and, ultimately, such acquisition opportunities might arise in markets outside of Berlin. Therefore, the geographical composition of our property portfolio may change, either as a result of new acquisitions or as a result of divestitures of properties by us, in particular should we shift our strategic focus to new markets. A change in the geographical composition of the property portfolio may lead to increased concentration in certain geographical areas, or introduce or increase dependencies on regional market conditions in new or different geographical areas. These may have different fundamentals, trends or legal, regulatory and tax regimes than the current region where our real estate properties are located. A broader geographical distribution may also result in additional costs in connection with the management of the properties and reduce the benefits of economies of scale. A different geographical distribution of the property portfolio may result in a reduced availability of market data, which could limit our ability to accurately predict the performance of our investments.

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1.1.8	Our business could be adversely impacted by negative developments in the economy and in the residential real estate markets in Germany.

We are active in the residential real estate market and have focused our activities on the residential real estate market of Berlin, Germany. As of September 30, 2019, the value of our real estate portfolio was approximately €4.5 billion (including properties classified as held for sale in the amount of €929 million), all of which was located in Berlin. In the nine-month period ended September 30, 2019, we derived 90% of our revenue from the letting of real estate.

The success of our business therefore significantly depends on the development of the residential real estate market in Germany and, in particular, Berlin. Average German disposable income per capita increased from €21,611 in 2016 to €22,899 in 2018 (source: Volkswirtschaftliche Gesamtrechnung der Länder) and unemployment decreased from 4.1% to 3.4% over the same period (source: Federal Statistical Office – Press Release 075), while our weighted average monthly rent for residential properties also increased from €6.11 (per sqm) in the fiscal year ended December 31, 2016, to €6.75 (per sqm) in the fiscal year ended December 31, 2018. Real estate markets, however, are generally susceptible to changes in the overall economy. Consequently, our business is affected by factors affecting the general economic environment, such as interest rates, levels of public debt, GDP, inflation rates and political and financial market conditions, primarily in Germany and our various submarkets. These factors play an important role in determining property values, rent levels, re-letting periods, overall demand, vacancy rates and turnover rates in these markets and submarkets. In addition, local and regional variations of these factors may cause their impact to vary significantly across our residential real estate portfolio. In particular, unemployment in Berlin at 6.1% was above the national average (source: Eurostat – Unemployment). Additionally, the estimated purchasing power per capita was at €21,689 in Berlin in 2019 and therefore below the national average of €23,779 (source: GfK – Purchasing Power Germany). Our business is therefore highly dependent on macroeconomic and political developments, including changes in legislation, as well as other general trends affecting Germany. As an export-driven economy, Germany is particularly affected by the development of the world economy in general and the Eurozone in particular.

While unemployment rates in Germany have been relatively low in recent years, with 3.3% (as adjusted) in Germany as of December 2018 (source: Federal Statistical Office – Unemployment), public debt and unemployment levels remain high in many countries in the Eurozone, such as Italy, Ireland, Spain, Greece and Portugal, and future economic growth in the Eurozone is threatened by the fragile state of economic recovery in many Eurozone countries. The European and global economies may be impacted by many factors, inter alia, the final outcome of Brexit (see “1.1.21 The withdrawal of the United Kingdom from the European Union may continue to cause significant political and economic uncertainty in the European Union and in the United Kingdom.”), current geopolitical crises such as in Syria and the Ukraine, the uncertain economic prospects in China and other parts of the world, the results of recent and future elections in a number of Eurozone countries (including in Germany) and other factors, such as the fluctuation of raw material prices and currency fluctuations. Furthermore, increased trade barriers resulting from the imposition of tariffs could negatively impact the global and regional economies. For example, in June 2018, the U.S. introduced new trade tariffs on certain steel and aluminum products (in addition to imposing punitive tariffs on trade partners such as China, Canada or Mexico). In response, the EU introduced retaliatory tariffs on a list of American signature products. Any further escalation of trade disputes could lead to a worsening economic environment or outlook. In addition, strengthening populist movements in a number of EU member states create a risk of further destabilization of the EU and increased economic uncertainty. Such uncertainty and the resulting market volatility may create contagion risks for economically strong countries such as Germany and may spread to the Eurozone or other financial sectors and residential real estate markets.

Adverse economic developments and other negative trends in the commercial and residential real estate markets in which we operate could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.1.9

Our future growth depends on the availability of real estate properties with value-add potential at reasonable prices, and growing competition and other factors may lead to increased prices and lower availability.

As part of our business strategy, we seek to acquire residential real estate portfolios. Between January 1, 2016 and September 30, 2019, we have acquired 7,031 residential real estate units with a total residential lettable area of 508,920 sqm and three properties for privatization with a total property size of 6,815 sqm, comprised of 97 units. Such acquisitions are only feasible, however, if attractive real estate portfolios and

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properties are available for purchase at reasonable prices. Given the current high demand for residential real estate in Germany, and, in particular, in our key market Berlin, such portfolios and properties may be unavailable or available only on unfavorable terms. Any such development could impair the growth of our business and could prevent us from generating additional economies of scale and strategically developing our portfolio and properties for privatization through acquisitions and investing into our portfolios with attractive returns.

Our general ability to sell parts of our real estate portfolio depends on the state of investment markets and on market liquidity or declining real estate values. If we were required to sell parts of our real estate portfolio for the purpose of raising cash to support our operations, to repay debt or for other reasons, there is no guarantee that we would be able to sell such parts of our portfolio on favorable terms or at all. In addition, existing contractual obligations under loan or purchase agreements restrict our ability to sell certain parts of our portfolio. As of September 30, 2019, 8.2% (by sqm) of our residential units were subject to rent restrictions that stem from public subsidies. In the case of a forced sale of all or part of our real estate portfolio, for example if creditors realize collateral, there would likely be a significant shortfall between the price obtained and the carrying amount of the portfolio sold.

In the future, we may acquire properties or portfolios in other areas of Germany, including through the planned acquisition of ADLER Real Estate, the rental properties of which are mainly located in in the German federal states of Lower Saxony, North Rhine-Westphalia, Saxony, Saxony-Anhalt and Brandenburg. Acquiring properties located outside of Berlin may lead to higher costs. Because we have focused on the real estate market in Berlin in the past, we have limited knowledge of other real estate markets and, in the future, we may have unexpected difficulties in managing real estate in additional markets.

In addition, a number of factors beyond our control, such as the overall development of real estate markets, construction activity, zoning and planning laws, influence the availability of offices, hotels, logistics/wholesale, retail, and residential properties generally. There is no guarantee that we will be able to continue to identify or acquire a sufficient number of suitable properties at reasonable prices that will allow us to successfully implement our business strategy or grow our business effectively.

The supply of real estate properties and portfolios available for sale may also be reduced due to fewer sales by private or public sellers. If for instance state-owned entities reduce or cease privatizing or selling their real estate holdings, as they have done over the past years, then supply, in particular for residential real estate, could be reduced, which may result in increased competition for acquisitions of suitable properties and may motivate potential sellers to sell properties through an auction process. The use of auction processes for the sale of properties has grown increasingly common in Berlin and may increase in the future. Any of these factors may result in increased prices for the types of properties which are our strategic focus. As a result, it could be more difficult for us to successfully acquire properties, which could limit our ability to grow our businesses effectively.

We are exposed to competition from national and international investors in the markets in which we operate. We compete to acquire attractive properties with other investors, such as international real estate funds, German open-ended and closed-ended funds and publicly listed German real estate companies, any of which may have greater resources, better information or better access to properties or financial resources and lower costs of capital than we do. We also compete with other property companies, investment funds, institutional investors, building contractors, individual owners and other entities to attract and retain suitable tenants on favorable terms. Competition in the real estate markets we target is generally intense and could further intensify in the future. There is no guarantee that we will be able to successfully compete in any of the regions within our strategic focus or will be able to enter new regions successfully. Changes in law or regulation may also create environments in which we can no longer effectively compete. In the future, increased competition could also require us to change our business strategy in part or in whole and could affect our ability to generate sufficient income. There is significant competition among potential acquirers in the German residential real estate market, and there can be no assurance that we will be able to implement our growth strategy or to successfully complete acquisitions.

Any inability to adequately react to regional real estate markets and their developments could jeopardize our efforts, business activities and strategic goals, including our strategy to capture external growth opportunities.

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1.1.10	An increase in interest rates could have a material adverse effect on the real estate markets in which we operate.

One of the tools used by governments and central banks to support economic development over the last ten years was a lowering of interest rates. While low interest rates have generally not led to the desired levels of inflation, they have benefitted the Eurozone economies and supported demand for real estate, including commercial and residential real estate, due to the resulting availability of inexpensive financing. The benign interest rate environment has also had a positive impact on real estate valuations, as it tends to result in an increase of the value of future cash flows. Should overall economic growth accelerate, however, the European Central Bank could become more vigilant with regard to inflationary pressures and begin a cycle of monetary tightening, including through progressive increases in base interest rates, particularly if this growth leads to a tightening of the labor market. This could lead to a rise in interest rates in Germany and throughout the Eurozone and could result in increased investor interest in investments with a higher risk profile and a decrease in the attractiveness of real estate investments, resulting in lower demand for real estate and broad declines in real estate valuations, among other effects. An increase in interest rates could adversely impact our business in a number of ways, including the willingness of potential purchasers to acquire real estate in an environment of rising interest rates may be negatively affected, thereby restricting our ability to dispose of our properties on favorable terms when desired. Most purchasers finance their acquisitions with lender provided financing through mortgages and comparable security (in Germany so-called land charges). Lack of availability of such financing at attractive rates could therefore reduce demand for properties.

1.1.11

In connection with certain acquisitions, we have entered into contractual obligations that restrict our ability to freely divest parts of our portfolio or to increase rents for certain units or to rent to tenants not eligible for subsidized housing, and thereby potentially prevent us from extracting the maximum value from the affected properties.

Residential real estate transactions often include contractual clauses that restrict a buyer’s right to divest the acquired portfolio or increase rent on the acquired residential units. Furthermore, sellers often restrict the buyer’s right to terminate existing leases, which reduces the attractiveness of the affected units for prospective purchasers. The aforementioned restrictions are especially common in connection with the privatization of publicly-owned property, where the selling public authorities often intend to mitigate potential social effects of such transactions, or when these portfolios are subsequently sold on to third parties. Usually, most obligations lapse in full or in part after a certain period of time. As of September 30, 2019, 8.2% (by sqm) of our residential units, with a total of 119,595 sqm of residential area, which accounted for 7.9% of the rental income generated over the nine-month period ended September 30, 2019, were subject to certain contractual restrictions, including multiple restrictions or obligations. These limitations include in particular:

•	restrictions on sales;

•	preferential subscription rights;

•	restrictions on the termination of lease agreements;

•	restrictions on permitted use; and

•	restrictions on rent increases.

In addition to these contractual obligations entered into in connection with acquisitions, we have acquired properties that have received subsidies from public authorities which restrict the level of rents chargeable on a part of our portfolio. For more information, see “1.1.6 Existing rent restrictions in connection with the promotion of public authorities and with heat supply contracts could limit the rent levels we may be able to charge.”

The aforementioned restrictions may limit our ability to attractively market parts or all of our portfolio, which in turn could potentially restrain our ability to capitalize on business opportunities, to pass up opportunities for streamlining and generate profit. They could thereby lower the overall value of our property portfolio and limit our ability to generate cash flow from selective divestitures and have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

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1.1.12

While we employ and work together with a large number of service providers, on whose performance we are dependent, we also have an integrated platform for active asset management and privatizations, which increases our personnel expenses and other fixed costs and may impose limitations to a more flexible business approach as compared to competitors that outsource these same services.

We have implemented a multi-facetted human resource approach to enable flexible management of service volumes by contracting with large numbers of service providers and to, at the same time, retain key business competences within the portfolio management by means of our integrated active asset management and privatization platform.

We employ and work together with a large number of service providers, including energy providers, providers of minor repairs and maintenance services and construction companies and therefore are dependent on their performance. As of September 30, 2019, we had business relationships with more than 1,100 service providers and incurred costs of approximately €117 million during the nine-month period ended September 30, 2019 in connection therewith. Such services may not be rendered in a timely manner or their quality may not comply with our requirements, regulatory framework or stipulations included in the service contracts. Moreover, certain contractors may experience operational or financial issues and certain services may become unavailable to us as a result thereof. Any failures by contractors to deliver in accordance with their contractual obligations may result in delays and additional expenses for us.

Since 2007, we have operated a fully integrated platform whereby we use our own personnel for key functions from portfolio management to modernization and privatization. In 2013, we added facility management to our platform. For these purposes, we have our own business areas of asset and portfolio management, property and facility management, and construction management. We employed 420 full-time employees as of September 30, 2019, of which 33, 126 and 60 are assigned to the areas of asset and property management, facility management, and construction management, respectively. As further acquisitions take place, we may increase the number of personnel in the future. In addition, we have entered into agreements with third parties for the provision of additional asset management and services in order to benefit from their expertise and support in the respective areas. During the nine-month period ended September 30, 2019, we incurred expenses of approximately €6 million (not including non-recurring expenses) in connection with the provision of services by third parties. Our ability to manage our operations and growth requires the continuous improvement of operational, financial and management controls, reporting systems and procedures. If, as a result of business or economic conditions, we were forced to scale down our business operations, it would be substantially more difficult and costly for us to reduce our headcount than to reduce the services provided by third-party contractors.

Despite the existing quality control procedures, the quality of services rendered by our own employees could fall below the level of services performed by third-party contractors and reduce the attractiveness of our properties. Since some of these tasks are performed internally, we may not be in a position to claim compensation for damages from third parties from non-performance or improper performance. Moreover, if services rendered by our employees are not performed as scheduled or if the quality of work falls below applicable standards, we may face claims from our tenants, including rent reductions and additional compensations, or may not be in a position to re-let vacant units that require maintenance and modernization before new tenants can move in. In addition, in the course of rendering services, our employees, third-party suppliers, tenants or other individuals may be injured which, ultimately, exposes us to liability risks in relation thereto.

If the services from third-party providers are not performed in accordance with their contractual obligations or services, including those rendered by personnel of our integrated platform for portfolio management and privatization, are not performed as scheduled or if the quality of work falls below applicable standards, we may face claims from our tenants or from purchasers of individual residential units and may be exposed to delays and additional expenses, and ultimately not be in a position to re-let vacant units that require maintenance and modernization before new tenants or purchasers can move in.

Any failure to efficiently implement our multi-facetted human resource approach may result in delays, additional expenses, the general failure to be in a position to make apartments available to tenants or purchasers on time, if at all, which could lead to liability claims.

1.1.13	Our business includes condominium sales (privatizations) and our property portfolio contains some commercial units, both of which are subject to different risks than our residential rental units.

As part of our business strategy, we selectively sell individual residential units to owner-occupants or small investors in condominium sales (privatizations). During the nine-month period ended

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September 30, 2019, we sold a total of 49 units at an average price of €4,047 per sqm to owner-occupants or small investors as a part of that strategy. In executing condominium sales (privatizations), we sell individual residential units but not necessarily all units within a building. Any unsold condominiums bind us to continue the maintenance of the building, which may incur increased financial expenses and ultimately negatively affect our ability to sell condominiums at a profit. As of September 30, 2019, we held 141 residential units for sale in 11 apartment buildings. Moreover, our ability to profitably sell condominiums depends on the sales prices we can achieve, which, in turn, depend upon supply and demand. An increase in the supply of residential properties could put pressure on sales prices. In addition, pressure on sales prices could occur through a decline in overall demand, e.g. due to rising unemployment or an increase of interest rates. If real estate becomes less popular as an investment in general or in particular in Berlin, the demand for residential properties could also decrease.

As of September 30, 2019, 10.4% of our properties contain a total of 1,458 commercial units with a total lettable area of 171,821 sqm, which also includes seven purely commercial properties with a cumulative lettable commercial area of 15,126 sqm. The commercial portion of our portfolio accounted for approximately 14% of our rental income as of September 30, 2019. While many of the risks described in this Prospectus also apply to the commercial units, a range of characteristics may increase or affect the risks associated with our commercial units. As our commercial units compete with other commercial properties in the neighborhood; demand for such units is site- and location-specific, which may result in narrower demand relative to residential units and may lead to prolonged or permanent vacancies. In terms of rent, the risk is more concentrated as lease contracts are usually made for higher amounts than for residential units. In addition, the re-letting of a commercial unit generally takes longer than the re-letting of a residential unit. Also, in the event of an economic crisis the demand for commercial units is adversely affected quicker than the demand for residential units. Finally, any vacant commercial unit, or a leased commercial unit that conducts an unsavory type of business, within our residential properties may in turn negatively impact our ability to retain residential tenants or locate new residential tenants for that property.

1.1.14	We are exposed to risks related to the structural condition of our properties and their maintenance, repair and modernization.

In order to sustain demand for a rental property and to generate adequate revenue through rental income over the long-term, a property’s condition must be maintained, repaired and/or improved to a standard that meets market demand and complies with environmental and building laws and extensive regulations (see “1.3.2 Our business is subject to the general legal environment in Germany. Any disadvantageous changes in the legal environment, such as mandatory environmental modernization provisions, restrictions regarding modernization measures or provisions (including taxes) that result in the incurrence of costs in the event of a property sale, or disadvantageous changes to the Berlin Mietspiegel or other regulation, may be detrimental to us.”). Typically, the costs associated with maintaining a rental property at market standards are borne primarily by the property owner. As maintenance, repair and modernization is required to comply with changing legal or market requirements (e.g. with regard to energy saving), we, as the property owner, may be burdened with substantial expenses. In Germany, rent increases may be introduced to compensate for these expenses only under certain conditions and these rent increases may for all modernization projects announced as of January 1, 2019 not exceed 8% of the total costs incurred in connection with certain modernization measures and is capped at €3.0 per square meter within six years, or if the rent is less than €7.0 per square meter the rent may only increase by €2.0 (by sqm) within six years. In addition, we may not be able to increase rents to the extent legally permissible as a result of prevailing market conditions or the inability of tenants receiving state aid (as is the case for a part of our tenants) to afford these increased rents or otherwise.

During the nine-month period ended September 30, 2019, our maintenance and capital expenditures – on average – amounted to €41.8 per sqm to our overall portfolios, amounting to total costs of approximately €52 million in that period. This is an increase compared to the nine-month period ended September 30, 2018, during which these expenditures averaged €36.7 per sqm. Although we constantly review the condition of our properties and have established a reporting system to monitor and budget the necessary maintenance and modernization measures, numerous factors may generate substantial cost overruns or unexpected increases in costs for maintenance and modernization. These factors, which may include the material and substances used at the time of construction, currently unknown building code violations and/or the age of the relevant building, could result in substantial unbudgeted costs for refurbishment, modernization, decontamination required to remove and dispose of any hazardous materials (e.g. asbestos) which are harmful to the health of the residents, or other maintenance or upgrade work.

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Approximately 69% of our residential units were built between 1949 and 2005 and approximately 31% were built prior to 1949 (calculated on the basis of our 22,157 residential units as of September 30, 2019).

We would incur additional and unexpected costs if the actual costs of maintaining or modernizing our properties were to exceed currently recognized cost levels, if we are not permitted to raise rents in connection with maintenance and modernization due to statutory or contractual constraints, or if hidden defects that are not covered by insurance or contractual warranties are discovered during the maintenance or modernization processes.

Any failure to undertake appropriate maintenance and modernization work at all or on economically reasonable terms in response to the factors described above could adversely affect the rental income earned from affected properties. Such failures could entitle tenants to withhold or reduce rental payments or even to terminate existing letting contracts.

1.1.15	We may be unable to find or retain suitable tenants on acceptable terms, and existing tenants may be unable to meet their payment obligations.

The letting of residential real estate units is the most important aspect of our business as we generated approximately 85% of our rental income from the letting of residential real estate units in the nine months ended September 30, 2019. Our rental income depends on, inter alia, our ability to let our properties at profitable rent levels. Such efforts are influenced by a number of factors, including the remaining term of existing lease agreements, the commercial conditions of current tenants and the attractiveness of residential real estate units for new or existing tenants. We may be unable to renew expiring lease agreements on acceptable terms or to find suitable tenants willing to enter into new lease agreements. There is also no guarantee that we will be able to successfully compete for suitable tenants with other landlords, who may be able to offer more attractive properties, lease terms and/or rent levels. If we misjudge the current or future attractiveness of our properties, it may be difficult to find suitable tenants that are willing to rent our properties at the rent levels or for the time periods anticipated by us. To a lesser extent, the same applies to our ability to let our commercial real estate properties which, in the nine months ended September 30, 2019, generated approximately 14% of our rental income.

Failure to find and retain suitable tenants may prevent us from maintaining our current vacancy rate or letting vacant space, or may force us to reduce the rent levels to demands from current and future tenants.

In addition, the financial capacity or creditworthiness of our tenants may deteriorate over time, reducing their ability to make payments under their leases on time or at all. Reductions in tenants’ abilities to make payments under their leases may force us to reduce rent levels for the relevant properties, resulting in rental income that is significantly lower than originally estimated, while our operating and financing costs might remain largely fixed or even increase. We may also be forced to engage in expensive and time-consuming administrative or legal proceedings in order to evict certain defaulting tenants. Further, insolvency or other restructuring activities undertaken by our tenants, with or without our consent may result in modifications to the terms of our leases. Although we do not consider any single rental agreement to be material to our position, we take steps to verify the financial capacity of our tenants prior to entering into leases with them and, as such steps may not always be adequate or may not reveal undisclosed problems with such tenant’s financial capacity. Ultimately, however, we may enter into a significant number of rental agreements on the basis of inadequate verification processes that could, in turn, collectively have a materially adverse impact on us as a whole. In addition, we cannot predict the financial stability of our tenants going forward and we may ultimately exposed to the risk of cumulative financial instability of a significant number of our tenants.

1.1.16	Damage to our reputation and any reduced tenant satisfaction may result in reduced demand for our residential units and may make it more difficult for us to raise capital on favorable terms or at all.

If we are unable to maintain our reputation and high level of customer service, tenant satisfaction and demand for our services and properties could suffer. In particular, harm to our reputation could make it more difficult for us to let our residential units and could lead to delays in rental payments or the termination of rental contracts by our tenants. Any reputational damage due to our inability to meet customer service expectations could consequently limit our ability to retain existing and attract new tenants. Furthermore, harm to our reputation could impair our ability to raise capital on favorable terms or at all. Any downturn in tenant satisfaction, demand for our services and properties and any damage to our reputation could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

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1.1.17	Our information technology systems could malfunction or become impaired.

Our information technology systems are essential for our business operations and success. Any interruptions in, failures of, or damage to our information technology systems or our voice-over-internet-protocol telephony system could lead to delays or interruptions in our business processes such as the outage of our customer service or rental hotlines. In addition, we outsource some of our information technology services. Any interruptions or failures by the provider of such services could lead to business process delays and negatively affect our information technology system. In particular, our information technology systems may be vulnerable to security breaches and cyber-attacks from unauthorized persons outside and within the ADO Properties Group. Any malfunction or impairment of our computer systems could interrupt our operations, lead to increased costs and may result in lost revenue. We cannot guarantee that anticipated and/or recognized malfunctions can be avoided by appropriate preventive security measures in every case. The integration of newly acquired portfolios into our information technology systems presents further risks.

If our information technology system and/or backups were to fail, we would have to recreate existing databases, which would be time-consuming and expensive. We may also have to expend additional funds and resources to protect against or to remedy potential or existing security breaches and related consequences. If information technology services provided by service providers were interrupted or were to fail, we possibly might not be able to cover the damages suffered due to reasons including liability limitations or insolvency of the service provider.

In addition, due to the constant development of information technology we might decide to outsource further information technology services or replace a current information technology service provider. If we had to engage a new or replace one of our current information technology service providers, a migration of information technology services would tie up resources that cannot be deployed elsewhere. Such a migration would likely incur substantial costs and potential interruptions in our business processes as well as potential losses of data and could have a material adverse effect on our business, net assets, financial condition results of operations, cash flows and prospects.

1.1.18

The benefits expected as a result of the strategic corporation with Consus Real Estate and our acquisition of a strategic stake in Consus Real Estate could potentially not be fully realized or not realized at all. The interests of the majority shareholders in Consus Real Estate may be inconsistent with our interests. Moreover, we were not able to conduct a due diligence exercise of Consus Real Estate.

On December 15, 2019, the Company entered into various share purchase agreements (the “Share Purchase Agreements”) with minority shareholders of Consus Real Estate AG (“Consus Real Estate”) to acquire a 22.18% stake in Consus Real Estate (the “Consus Real Estate Acquisition”). In addition, on December 15, 2019, the Company and Consus Real Estate entered into a strategic cooperation agreement (the “SCA”) to engage in a strategic partnership and strategic cooperation and, to the extent legally permissible, work together to fully investigate and potentially undertake mutually beneficial property developments, including the acquisitions of land plots for new-builds (the “Strategic Cooperation”). The conclusion of the SCA and the Consus Real Estate Acquisition was a first step in our defined strategy to benefit from access to Consus Real Estate’s development platform with a pipeline of over 15,000 residential rental units in Top 9 Cities. However, it cannot be ruled out that the anticipated benefits will not be realized in full or at all.

In addition, the interests of the majority shareholders of Consus Real Estate could conflict with our interests. The majority shareholders of Consus Real Estate may have strategic objectives or business interests that could conflict with our own strategies or interests with regard to Consus Real Estate. If the interests of the majority shareholders of Consus Real Estate conflict with our interests, or if the majority shareholders of Consus Real Estate engage in activities or pursue strategic objectives that conflict with our interests, our anticipated benefits may not be fully realized or not realized at all.

Due to restrictions in time and because Consus Real Estate is a stock-listed corporation, we were unable to complete a due diligence exercise of Consus Real Estate prior to the Consus Real Estate Acquisition. As a result thereof, important circumstances that could be relevant for a valuation of Consus Real Estate or in connection therewith may not have been adequately or sufficiently considered. In particular, we may not have been in a position to adequately and sufficiently identify and assess all risks in connection with the Consus Real Estate Acquisition.

Any inadequacy or insufficiency in the identification and assessment of risks associated and in connection with the Offer or the Completion could negatively affect the Combined Group and therefore have a

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material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.1.19

The potential acquisition of ADLER Real Estate, the Consus Real Estate Acquisition and the Strategic Cooperation will expose the Company to risks related to the development of residential real estate projects.

The majority of Consus Real Estate’s revenue is generated from the development of residential real estate projects. Moreover, a part of ADLER Real Estate’s business also involves project developments. The development of residential real estate projects involves specific significant risks to which the Company will become exposed by way of the potential acquisition of ADLER Real Estate, the Consus Real Estate Acquisition and the Strategic Cooperation. Such risks include failures to obtain, or delays in obtaining, the approvals required for a project. In addition, unanticipated costs and delays can arise in a development project due to numerous factors, including increases in the acquisition costs for land, increases in the costs of building materials, adverse events affecting contractors and sub-contractors (including their insolvency), increases in the costs of professional service providers, unidentified property defects, and unforeseen technical and ground conditions. In particular, higher building costs than expected may arise due to the current labor market in Germany, which exhibits a shortage of qualified personnel in the construction sector.

In addition, this Prospectus contains figures representing the estimated gross development value (“GDV”) of ongoing development projects of ADLER Real Estate and Consus Real Estate. GDV is a metric which indicates the capital and rental value of a property or development project after completion of all redevelopment works. The estimated GDV of development projects are ascertained on the basis of assumptions. These assumptions can prove to be incorrect. There can be no assurance that the GDV of development projects will reflect the actual sales price or rental income achievable from a development project.

1.1.20	We are subject to certain obligations and restrictions due to the stock listing of the Company which will also apply to the stake in ADLER Real Estate subsequent to a completion of the Offer.

As of the date of the publication of the Offer Document, the Company’s shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). Consequently, the Company is exposed to the restrictions and obligations arising from the applicable laws and regulations in Germany as well as the requirements of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). This stock listing imposes obligations and restrictions on the Company under and in connection with, amongst others, (i) the applicable capital markets provisions on an EU level, such as the European Market Abuse Regulation, including the prohibition of insider trading and obligations to draw up insider lists and disclose inside information, (ii) the implementation of related EU directives in Germany and Luxembourg, respectively, (iii) national legislation in Germany and Luxembourg, and (iv) the applicable rules of the relevant stock exchange on which the Company’s shares are traded. In addition, the Company, as a result of being a shareholder of, among others, Consus Real Estate, is subject to applicable capital markets laws and regulations, such as certain notification obligations on shareholding, public takeover regulations and squeeze-out provisions.

Any violation or breach of these laws and regulations could affect the overall reputation of the Company and, depending on the case, expose the Company to administrative or judicial proceedings, which could result in adverse judgments and administrative fines. Furthermore, there is a risk that the obligations and restrictions arising from such laws and regulations may restrict or adversely influence our ability to take material decisions with respect to the Company’s interest in Consus Real Estate and, subsequent to a completion of the Offer, in ADLER Real Estate, the shares of which are also admitted to trading on the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

1.1.21	The withdrawal of the United Kingdom from the European Union may continue to cause significant political and economic uncertainty in the European Union and in the United Kingdom.

The ongoing political situation surrounding the United Kingdom’s withdrawal from the EU (“Brexit”) is partially characterized by rapid developments and unexpected change. The final consequences of Brexit

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are impossible to predict. The member states of the EU will face greater barriers to trade and commerce with the United Kingdom, which may in turn diminish overall economic activity between the EU and the United Kingdom, resulting in a general economic downturn. The uncertain consequences of Brexit have already caused additional volatility in the financial markets. Since we rely on access to the financial markets in order to refinance our debt liabilities and gain access to new financing, ongoing political uncertainty and any worsening of the economic environment may reduce our ability to refinance our existing and future liabilities or gain access to new financing, in each case on favorable terms or at all. Furthermore, our counterparties, in particular our hedging counterparties, may not be able to fulfil their obligations under their respective agreements due to a lack of liquidity, operational failure, bankruptcy or other reasons. Any of the above factors could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.2	Risks related to the ADO Properties Group’s Financial Situation

1.2.1

Property valuation is inherently subjective and uncertain and is based on assumptions which may prove to be inaccurate or affected by factors outside of our control. The property valuation serves as a basis of and is combined with other factors for our fair value model which, ultimately, could require downward revisions of the current fair values of our investment properties.

Property assets are inherently difficult to value due to their lack of homogeneity and liquidity. We record investment properties at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (“Fair Value”). Our investment properties undergo a detailed valuation as of June 30 and December 31 of each year and the Fair Value of the investment properties as of September 30, 2019 was determined based on valuations as of June 30, 2019, performed by the external valuer CBRE GmbH (“CBRE”) and up-to-date experience regarding the location and category of the properties. As of September 30, 2019, the combined property value of all of our properties was approximately €4.5 billion (including properties classified as held for sale in the amount of €929 million). Valuations are based on assumptions that could subsequently turn out to have been incorrect. The recording of investment properties at the cost of acquisition or production occurs only at the time the property is received. On the balance sheet dates subsequent to the accession of the property, the fair value of the property is used. The equity attributable to shareholders calculated on the basis of the best practice recommendations of the European Public Real Estate Association (“EPRA”) (amended for the value from the revaluation of trading properties and adjusted for deferred taxes, the fair value of derivative financial instruments) (“EPRA NAV”) reflects the fair value of net assets on an ongoing and long-term basis. As of September 30, 2019, the EPRA NAV of our real estate properties amounted to €2,761 million.

The best evidence of fair value is supplied by, for example, the general market environment, interest rate levels, the creditworthiness of the tenants, conditions in the rental market and the quality and potential development of the locations. The valuation of real estate is therefore subject to numerous uncertainties. The past or future assumptions underlying the property valuations may later be determined to have been erroneous. In particular, there can be no certainty regarding the potential economic effects and outcomes of the Berliner Mietendeckel (or any future legislative decisions to restrict or limit rents chargeable for residential units) on the valuations or any potential future revision thereof. Accordingly, there is a risk that if a downturn occurs in the real estate market or the general economic situation, we may need to revise downward the values of our total portfolio on the consolidated statement of financial position. Any change in fair value must be recognized as a profit or loss under the fair value adjustment. In the nine-month period ended September 30, 2019, we recognized a profit of €343 million due to a change in fair value.

The valuation of real estate is based on a multitude of factors that also include the appraiser’s subjective judgment. In valuing properties, the appraisers are required to make certain key assumptions in respect of matters including, but not limited to, the existence of willing buyers, title to the property, condition of structure and services, deleterious materials, environmental matters, legal matters, statutory and regulatory requirements and planning, transaction pricing, estimated market rental values, market yields, expected future rental revenues from the property and other factors. The adoption of different assumptions would be likely to produce different valuation results and assumptions may prove to be inaccurate and could negatively affect the valuation of our properties.

Property valuations are complex, involve the use of data which is not publicly available and involve a degree of subjective professional judgment by the appraiser. As a result, any valuation presents the external appraiser’s best estimate of the value of our properties or acquisition targets. However, there can

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be no assurance that the valuations accurately reflect the actual sale proceeds that could be achieved upon a sale (or purchase) of the properties valued, even where any such transactions occur shortly after the relevant valuation date, and particularly if, due to unforeseen circumstances, we would be forced to sell (or purchase) properties under unfavorable conditions. Likewise, there can be no assurance that the estimated yields and estimated rental values will prove to be achievable.

Any deviation between the valuations of our properties or acquisition targets to the reflected value of the underlying properties may require us to make significant fair value adjustments in the future.

1.2.2

In the event of a downturn or other developments in the real estate markets in Germany or a downturn in the interest rate environment, the fair values of the properties in our property portfolio may decline, which may have material adverse effects on the valuation of our property portfolio.

We account for our real estate properties at fair value. The valuation model is predominantly based on the present value of net cash flows to be generated from the property in question, taking into account expected rental growth rates, vacancy periods, occupancy rates, lease incentive costs such as rent-free periods and other costs not paid by tenants, as well as capex and maintenance expenses related to the property. In specific cases the appraisers use special assumptions, assuming facts that differ from the actual facts existing at the valuation date or that would not be made by a typical market participant in a transaction on the valuation date. The expected net cash flows are discounted using risk-adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality, lease duration and terms, and the interest rate environment.

Establishing the valuation parameters involves substantial judgment and such judgments may prove to be inaccurate. In addition, any change to valuation methodology may result in gains or losses in our financial statements, based on the change to each property’s valuation compared with prior valuations. There can be no assurance that any particular valuation could be realized in a third- party sale.

When evaluating our properties, we engage third-party appraisers. The valuations given to properties by third-party appraisers and reflected in our financial statements and in this Prospectus may exceed or be below the actual amount of net proceeds which would be realized on the relevant property at the time of any sale, and are subject to fluctuation over time. Such variations may be driven by factors outside of our control and we may not be able to realize the full property value reflected in any valuation report.

The fair value determination also reflects not only the circumstances directly connected with the property but also the general conditions of the real estate markets, such as regional market developments and general economic conditions or interest rate levels. Accordingly, there is a risk that in the event of a downturn in the real estate market where the property is located or in the general economic situation, we will need to revise downward the value of our portfolio. In addition, rising interest rates generally may have a negative influence on the fair value of property portfolios, and may impact the value of our real estate portfolio (see “1.1.10 An increase in interest rates could have a material adverse effect on the real estate markets in which we operate.”).

Any change in fair value must be recognized as a profit or loss under the Fair Value adjustment. Any significant negative Fair Value adjustments that we are required to make could therefore have significant adverse effects on our financial condition and results of operations, as well as the market price of the Company’s shares. Additionally, there would be negative effects on certain performance indicators, particularly with respect to net asset value (“NAV”) and our loan-to-value ratio (“LTV-Ratio”), which may have a negative influence on the credit rating of the Company and may constitute a covenant breach under certain financing agreements or debt securities.

1.2.3

An increase in general interest rate levels may increase our financing costs, while the current economic environment, characterized by relatively high values of our properties and the prices at which we are able to sell our properties, may decrease.

The total amount of our net financial liabilities (calculated as financial liabilities less cash and cash equivalents, net assets and liabilities of disposal groups classified as held for sale and deferred taxes related to liabilities held for sale) was €746.3 million as of September 30, 2019. The average interest rate payable for the total amount of our financial liabilities was at 1.6% and the weighted average maturity term was 4.1 years (taking into account the Gewobag Sale (as defined below), 4.5 years). Our business model is also based on leveraging our properties. When concluding financing agreements or extending such agreements, we depend on our ability to agree on terms and conditions pertaining to interest

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payments that will not impair our targeted profit, and to amortization schedules that do not restrict our ability to pay intended dividends. More than half of our outstanding financing arrangements expire in or after 2023. Currently, the European Central Bank’s lead rate is at a historic low, thus favorably impacting interest rates charged by banks. This trend, however, may reverse itself, resulting in an increase in both interest rates and financing costs.

The global financial and economic crisis has resulted in increased uncertainty regarding future economic developments. This uncertainty regarding the general economic outlook has increased the popularity of investment opportunities that provide stable and largely predictable cash flows, such as investments in German residential real estate, especially in the current low-interest rate environment. The resulting increased popularity of investments in residential real estate has resulted in an increase in property prices and the value of residential real estate companies. These developments could reverse themselves if, for example, interest rates were to rise, which could adversely impact us in a number of ways. For example, the Fair Value recorded on the Company’s balance sheet in accordance with International Accounting Standard (“IAS”) 40 in conjunction with International Financial Reporting Standards as adopted by the European Union (“IFRS”) 13 tends to increase in an environment of rising interest rates, which in turn could result in our properties having a lower Fair Value.

Given our dependence on our ability to access financial markets for the refinancing of our debt liabilities and the access to equity capital to expand our business model, the continued instability or a further deterioration of the economic environment or the capital markets in some Eurozone countries may reduce our ability to refinance our existing and future liabilities. Furthermore, our counterparties, in particular our hedging counterparties, may not be able to fulfill their obligations under the respective agreements due to a lack of liquidity, operational failure, bankruptcy or other reasons (see “1.2.10 When we attempt to mitigate interest rate risk by entering into hedging agreements, we also become exposed to the risks associated with the valuation of hedging instruments and hedge counterparties and the hedging agreements may not be effective.”).

Our ability to refinance existing financing agreements on economically reasonable terms is, among others, affected by changes in the general economic environment, increases in interest rates and decreases in prices at which we are able to sell our properties.

1.2.4

A downgrade or a withdrawal of the Company’s current credit rating may impact our ability to obtain financing or issue further debt and may have a negative impact on our debt costs and on the share price of the Company.

As of the date of the publication of the Offer Document, the Company is assigned a long-term issuer credit rating of “BBB-” with a negative outlook by Standard & Poor’s Global Ratings Europe Ltd. (“S&P”) and a “Baa3” rating with negative outlook by Moody’s Investors Service Ltd. (“Moody’s”). ADLER Real Estate is assigned a long-term issuer credit rating of “BB” with a stable outlook from S&P. Accordingly, ADLER Real Estate is assigned a lower creditworthiness than the Company.

The credit ratings of the Company may be downgraded or withdrawn in the future as a result of factors that are beyond our control, such as a deterioration in the real estate or financial markets, or weakened financial performance by us, or future exposure to the development business, which is characterized by increased capital expenditure and leveraged financial profiles. The completion of the Offer could lead to a lower assessment of the creditworthiness of the Company in the event of a new review of the Company’s current credit rating, which in turn could result in a downgrade or a withdrawal of the credit rating.

Any negative change in the credit rating of the Company may make future financing and debt issuances by us more difficult and expensive, and may require us to, among other things, pay higher interest rates and/or provide increased collateral or other security if they are able to access additional financing at all. A downgrade or withdrawal of the credit ratings of the Company may also result in a breach of certain financial covenants in their respective credit lines, financing arrangements and/or debt issuances, and may have a material adverse effect on our businesses. A downgrade or withdrawal of the credit ratings of the Company may also result in a significant decline in the share price of the Company.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization.

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1.2.5

We have a substantial level of debt and are dependent on refinancing significant amounts as they become due. We may not be able to extend our existing credit arrangements, refinance our debt on substantially similar terms when it matures or obtain acquisition financing on financially attractive terms when needed.

As of September 30, 2019, we had €746.3 million of outstanding net financial liabilities (calculated as financial liabilities less cash and cash equivalents, net assets and liabilities of disposal groups classified as held for sale and deferred taxes related to liabilities held for sale). As of September 30, 2019, the total of our existing liabilities (less the liabilities of disposal groups classified as held for sale) amounted to €1,667 million with an average interest rate of 1.6%. As of the same date, approximately €528 million of this amount was due by the end of 2022, approximately €927 million between 2023 and the end of 2024, and approximately €156 million only from 2025. We may require additional capital to finance or refinance our debt, capital expenditures, future acquisitions and working capital requirements. In order to undertake our planned programs such as refurbishment, and to acquire further real estate portfolios, we will likewise need to borrow additional funds or to raise additional equity capital. The extent of our future capital requirements will depend on many factors which are beyond our control, and our ability to meet such capital requirements will depend on future operating performance and ability to generate cash flows. Additional sources of financing may include equity, hybrid debt/equity and debt financings or other arrangements. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all, when required.

If we do not generate sufficient cash flows or if we are unable to obtain sufficient funds from future equity or debt financings or at acceptable interest rates, we may not be able to pay our debts when due or to fund other liquidity needs which would severely limit our operating flexibility.

1.2.6

Our level of debt, the terms of current and future borrowings, and the hedging transactions we have entered into, or will enter into in the future, could significantly constrain our operations and could make it more difficult or expensive to obtain new sources of financing without breaching financial covenants.

In the past, we incurred debt in the form of bonds and/or loans to refinance existing obligations, as well as to finance acquisitions, and we intend to continue to do so in the future. As of September 30, 2019, the total of our existing liabilities (less the liabilities of disposal groups classified as held for sale) amounted to EUR 1,667 million with an average interest rate of 1.6%. As of the same date, approximately EUR 528 million of this amount was due by the end of 2022, approximately EUR 927 million between 2023 and the end of 2024, and approximately EUR 156 million only from 2025. As of September 30, 2019, our LTV-Ratio was 21.0%, compared to a LTV-Ratio of 39.6% as of December 31, 2018, with the decrease mainly attributable to adjustments as a result of the sale of approximately 5,900 residential apartments to GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin (the “Gewobag Sale”). Without the effect of the Gewobag Sale, our LTV-Ratio was 37.3% as of September 30, 2019. Our ability to refinance financial obligations by taking on new debt or extending existing loans could be impeded as a result of our level of debt. Although not currently the case, our level of debt could lead banks to refuse to grant new loans, to make new loans available to us only on less favorable financial terms, to refuse to extend existing credit lines, to extend them only on less favorable terms or to require additional security.

Our existing debt facilities require compliance with certain financial and maintenance covenants, some of which require us not to exceed a certain maximum loan-to-value (“LTV”) and/or require us to maintain a minimum debt service coverage ratio. Our failure to comply with such covenants could trigger the respective creditor’s right to terminate the relevant financing arrangement or require us to repay part of our debt to cure a breach in the covenants or may lead to higher interest payments.

Various loans that the Company’s subsidiaries obtain are secured by mortgages on real estate owned by us. Although we seek to obtain mortgages securing indebtedness which encumber only the particular real estate to which the indebtedness relates, certain loans may be collateralized by other real estate as well. If recourse on any loan incurred to acquire or refinance any particular property includes other properties, the equity in such other real estate could be reduced or eliminated through foreclosure on the relevant loan. If a loan is secured by a mortgage on a single property, we could lose that property through foreclosure if we default on that loan. If we were to default on a loan, we could become involved in litigation related to matters concerning the loan, and such litigation could result in significant costs.

Certain situations or events allow our creditors to terminate certain debt facilities even without a breach of covenant, for example, if our economic situation is adversely affected. Any such event could cause all debt outstanding under the relevant facility to become immediately due and payable, and there could be

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cross defaults under other financing agreements, for example, due to an event of default under another financing agreement or the non-payment of amounts due and payable. If we are forced to repay one or more of our financial obligations early or on short notice, whether due to default, cross default, or otherwise, we might be unable to do so, we might be able to do so only by refinancing on significantly less favorable economic terms or we may be forced to sell some or all of the assets comprising our real estate portfolio. In addition, as of September 30, 2019, 76% of our assets served as collateral to our lenders to secure our financial obligations. Creditors might also be able to seize significant amounts of the assets that we have pledged as collateral under certain of these financing agreements.

1.2.7	We could incur substantial losses from damage not covered by, or exceeding the coverage limits of, our insurance policies.

As of September 30, 2019, all of our properties are insured against losses due to fire, natural hazards and specified other risks in amounts that we believe to generally be in line with market practice. However, our insurance policies are subject to exclusions and limitations of liability, including with respect to losses resulting from damages from mining, nuclear power or war. We may, therefore, have limited or no coverage for losses that are excluded or that exceed the respective coverage limitations. In addition, our insurance providers could become insolvent. Should an uninsured loss or a loss in excess of our insurance limits occur, we could lose capital invested in the affected property as well as anticipated income and capital appreciation from that property. Moreover, we may incur further costs to repair damage caused by uninsured risks. We could also be held liable for any debt or other financial obligation related to such a property and thus may experience material losses in excess of insurance proceeds.

Any of the above factors could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.2.8

The Company’s cash flows and possible future dividend payments are dependent on the distributable capital and annual profit and profitability of its subsidiaries or must be augmented by borrowed capital.

The Company is a holding company and does not conduct its operating business itself but does so through its subsidiaries. To cover the Company’s operating costs, it relies on, among other things, distributions that it receives from its subsidiaries and other investment interests or, as the case may be, scheduled repayments of loans it has granted to its subsidiaries. The distributions by its subsidiaries depend, in-turn, on the subsidiaries’ operating results and their ability to make those distributions under applicable law and potential restrictions of existing and future loan contracts, including the consent of banks to the distribution of surplus cash or the repayment of shareholder loans. Such funds, and the ability to source cash from subsidiaries, may not be sufficient in the future to satisfy all of its payment obligations. If the funds are insufficient, the Company would need to obtain additional funds to be able to pay dividends.

Additionally, the Company requires sufficient distributable results and/or distributable reserves in order to be able to pay out a dividend. The Company intends to pay out a dividend in the amount of up to 50% of FFO 1. The lack of distributable results and/or distributable reserves may hinder the payment of a dividend even if there is sufficient cash to cover a potential dividend payment.

Negative developments in connection with any such factors or at the level of each subsidiary, including any impairment of the ability by such subsidiary to continue making distributions of cash to the Company, could force it to sell properties or borrow money on unfavorable terms. We will most likely refrain from paying dividends if available cash is insufficient for the payment thereof. However, any decision to borrow money to facilitate paying dividends could, while in the short-term potentially strengthen the Company’s position among shareholders, result in increased financial obligations over the long run.

1.2.9	We bear risks in connection with greater indebtedness and higher interest expenses.

Any acquisition of additional property by us could be financed by taking on additional debt or by issuing and offering new shares in the capital markets or by a combination thereof. If we are unable to obtain the necessary capital on reasonable terms, we may be unable to make further acquisitions, may be able to do so only to a limited extent, or, if debt financing is available, may be able to do so only by taking on additional debt. As of September 30, 2019, the EPRA NAV of our real estate portfolio amounted to €2,761 million and the LTV-Ratio was at 21.0% (taking into account the Gewobag Sale). Any additional debt incurred in connection with future acquisitions could have a significant negative impact on our

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performance indicators EPRA NAV and LTV-Ratio and could result in higher interest expenses for us. If we are no longer able to obtain the debt or equity financing, we need to acquire additional property portfolios, or if we are able to do so only on onerous terms, our further business development and competitiveness could be severely constrained.

1.2.10

When we attempt to mitigate interest rate risk by entering into hedging agreements, we also become exposed to the risks associated with the valuation of hedging instruments and hedge counterparties and the hedging agreements may not be effective.

We have entered, and in the future may enter, into financing agreements with variable interest rates. Although we typically hedge our variable interest rate financing agreements using customary market hedging instruments, the hedging instruments that we use may not completely counterbalance a potential change in interest rates or may not match the loan maturity. As of September 30, 2019, almost all of our loans which carried a variable interest rate, totaling a book value of €76 million as of the same date, had been hedged. The valuation of hedging instruments itself depends on the level of interest rates, impacting our equity and, to a lesser extent, our results of operations. A similar decrease in the interest rate would have resulted in the opposite, but even more pronounced, effect, meaning it would have had a negative impact on our equity and a positive effect on our results of operations and our net assets. Further, we may be unable to enter into, or only at significantly higher costs, extensions or renegotiations of hedging instruments that may become necessary given the interest rate terms at the relevant time.

We are exposed to the risk that our hedging counterparties will not perform their obligations as established by the hedging agreements into which we have entered. Hedging counterparties may default on their obligations to us due to lack of liquidity, operational failure, bankruptcy or for other reasons. Following the recent financial crises, the risk of counterparty default has become increasingly relevant. Market conditions have led to the failure or merger of a number of prominent businesses and financial institutions under distressed conditions in recent years.

Further, in case of negative floating interest rates we are obliged under hedging agreements in form of swaps to pay an additional amount to the respective hedge counterparty. Such amount is in addition to our obligation to pay the fixed amount and calculated based on the negative floating interest rates and the relevant nominal amount for the period. Accordingly, in case of material negative floating interest rates these payment obligations will be material as well.

1.2.11

Changes in accounting standards may lead to adjustments in the relevant accounting positions of the Company. This may lead to a different perception of the market regarding the Company’s creditworthiness and thus, the market price of the Company’s shares might decrease.

The Company’s consolidated financial statements are prepared in accordance with IFRS and the additional requirements pursuant to the Luxembourg law of August 10, 1915 on commercial companies, as amended (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée) (the “Luxembourg Companies Law”). New or changed accounting standards may lead to adjustments in the relevant accounting positions of the Company. This may lead to a different perception of the market regarding our creditworthiness. As a result, there is a risk that the market price of the Company’s shares might decrease, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

1.2.12

We have grown rapidly since 2015, and there is no guarantee that we will be able to manage future growth successfully. Our historical earnings and other historical financial results are not necessarily predictive of future earnings or other financial results.

The financial information of the Company included in this Prospectus relate to our past performance. We have grown rapidly since 2015, and our future development could deviate significantly from past results due to a large number of internal and external factors. There is no guarantee that we have the capacity to adequately manage and handle our future growth. Our risk management, IT, property management and other operational systems may be unable to handle our growth, and we may be unable to acquire the employees, operating capacity and other resources that we need to handle our growth in the future.

In addition, because of the rapid growth, the historical earnings, historical dividends and other historical financial data of the Company are not necessarily predictive of our future earnings or other financial results. The information presented in this Prospectus often involves forward-looking statements based on

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our estimates and assumptions. There can be no assurance that these estimates and assumptions will be accurate, reasonable or correct in every market condition, and we may fail to accurately predict future developments.

1.3	Regulatory and Legal Risks

1.3.1	German laws protecting residential tenants and existing restrictions on the rate of rental increases could make it more difficult to increase the rents of residential units we own.

In Germany, the landlord-tenant relationship is subject to a significant level of statutory regulation which, for the most part, provides far-reaching social protection for tenants under residential leases. According to German law, for example, a landlord may not increase residential rents by more than an aggregate of 20% over a three-year period in general and by no more than an aggregate of 15% in Berlin.

If the parties to a tenancy agreement have not agreed on a gradual rent (Staffelmiete) or an index-linked rent (Indexmiete), which is only permissible within certain limits and unusual in residential leases, and the tenant refuses to amend the tenancy agreement, a rent increase may be effected unilaterally within the statutory and contractual limits set forth in the respective rent index (Mietspiegel), or for those units that have been modernized or to compensate for certain necessary construction measures.

Following a rent increase, the tenants may have a special termination right. The Berlin municipality publishes a new qualified rent index every two years. The latest update of the rent index for Berlin has been published on May 13, 2019. The average residential rents in Berlin increased in the time period 2017 – 2019 by 2.5% per year whereas in the time period from 2015 – 2017 the increase was at a level of 4.6% per year.

In addition to the generally applicable rent increase restrictions as mentioned above, we are subject to additional restraints on rent increases arising from the acquisition agreements through which the respective real estate portfolio or property for privatization was purchased. Such restrictions limit our ability to impose rent increases as the increase may not exceed the average cost of living index for a defined amount. Further mandatory legal provisions impose occupancy restrictions on landlords who have received public subsidies with regard to residential units. As of September 30, 2019, 8.2% (by sqm) of our residential units were subject to rent restrictions that stem from public subsidies, accounting for 7.9% of our rental income from residential units. The assumptions in our business plan with respect to the effect of occupancy rights and restrictions on rent increases may prove to be inaccurate. To the extent that the assumptions made are inaccurate, our rental income and operating profit may not grow over time or not as quickly as we have assumed or may remain static.

Affordable housing has been and continues to be a political topic of controversial discussion in Berlin and throughout Germany. During the last couple of years, legislative developments have adversely affected our business. For example, in 2011 the parliament of the State of Berlin passed a law on social housing (Wohnraumgesetz Berlin) that provides for, inter alia, stricter rules on rent restrictions for recipients of certain public housing subsidies. Furthermore, this legislation allows tenants of state-subsidized housing to terminate the existing letting contract in certain cases of rent increases, within a period of three months.

Moreover, changes to the legal framework may further negatively impact our ability to increase rents. Affordable housing continues to be a political topic that attracts a high level of attention. German residential landlord tenant law (Wohnraummietrecht) is considered to be tenant friendly in many respects, including limits on the amount of rent chargeable.

Restrictions and ceilings for existing and new leases, such as the rent cap (Mietpreisbremse) and the rent freeze (Mietendeckel), as well as restrictions on rent increases following modernisation of the properties in accordance with the German Tenancy Adjustment Act (Mietrechtsanpassungsgesetz), which came into force in January 2019, are further examples for restrictions on rent increases.

The German Act on Curbing Rent Increases in Tight Housing Markets and the Strengthening of the Orderer Principle with respect to the Business of Rental Agents – Tenancy Law Amendment Act (Gesetz zur Dämpfung des Mietanstiegs auf angespannten Wohnungsmärkten und zur Stärkung des Bestellerprinzips bei der Wohnungsvermittlung – Mietrechtsnovellierungsgesetz) (“MietNovG”) entered into force on June 1, 2015. A provision of MietNovG that authorizes the German federal state governments to determine areas with a tight housing market already entered into force on April 27, 2015. A decree declaring Berlin as an area with a tight housing market was issued by the Berlin government on April 28, 2015. One of the main topics of MietNovG is a cap on rents for new leases (Mietpreisbremse). This rent cap provides that, subject to certain exceptions such as the first-time lease of newly build

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apartments, no rent may exceed the local comparative rent by a maximum of 10% in case of new lettings of residential units in areas designated as a tight residential rental market. However, the rent cap only applies if the federal states have implemented ordinances designating areas as tight residential rental market.

In addition, the German Tenancy Adjustment Act tightens the provisions for implementing the rent cap at the expense of landlords. According to the new provisions, landlords are obliged in certain cases to provide a tenant with unsolicited information on the rent achieved for the apartment prior to the conclusion of the rental agreement. In addition, it has been made easier for tenants to make a complaint based on the rent cap. Whereas tenants previously had to submit a qualified complaint, which had to contain the facts on which the complaint was based, a simple complaint is sufficient under the new law.

On June 18, 2019, Berlin’s municipial government (Berliner Senat) announced its intention to freeze rents in Berlin for the next five years. The so-called “Mietendeckel” was passed on January 30, 2020 by Berlin’s parliament (Berliner Abgeordnetenhaus) and is expected to enter into force in the first quarter of 2020. On the basis of the Law on Rent Limitation in Housing in Berlin (Gesetz zur Mietenbegrenzung im Wohnungswesen in Berlin – MietenWoG Bln), the rents for living space in Berlin (except for subsidized and newly built living space) shall be capped retrospectively as of June 18, 2019. Among other things, the passed law provides that the administration can take action ex officio against landlords in the event of violations of the permitted rent amount. An application by the tenant to lower the rent to the permissible level, as was provided for by the draft law of the Berlin municipial government (Berliner Senat), is not necessary. Furthermore, violations of the rent freeze in connection with existing rents and future rent increases, insofar as these exceed the limits intended by the rent freeze constitute administrative offenses. These administrative offenses may be punished with fines of up to €500,000 per individual case. In case we have agreed on provisions in individual or a multitude of cases in connection with our approximately 23,000 existing leases as of September 30, 2019 or with new leases, by which we would violate the provisions of the Law on Rent Limitation in Housing in Berlin or comparable laws that restrict or lower the current rent level, this could have a material adverse effect on our business, financial condition, results of operations and business prospects.

Any further tightening of existing or the introduction of additional rent restrictions could limit our ability to implement an increase in rental costs across any part of or all of our portfolio and, ultimately, negatively affect our strategy. Any failure to comply with or violation of legislation regarding rent restrictions could result in our obligation to repay any surplus rents charged and, additionally, to pay substantial fines. Furthermore, any other cap, tenant-friendly regulation or regulation serving the protection of tenants may considerably impair our ability to raise rents

Further, German law and German courts provide tenants with protection against tenant evictions. Delayed evictions resulting from these protections can lead to substantial losses until the property is actually vacated.

1.3.2

Our business is subject to the general legal environment in Germany. Any disadvantageous changes in the legal environment, such as mandatory environmental modernization provisions, restrictions regarding modernization measures or provisions (including taxes) that result in the incurrence of costs in the event of a property sale, or disadvantageous changes to the Berlin Mietspiegel or other regulation, may be detrimental to us.

Our business is subject to the general legal framework that applies to housing, including German tenancy law, as well as special provisions in other laws and regulations, such as social legislation, building and construction laws, monument protection laws and federal or state laws and regulations. Any changes to German or European laws, which could include changes that have retroactive effect, or changes in the interpretation or application of existing laws could, therefore, have a negative effect on our business. Changes to tenant protection laws could make it more difficult to evict tenants, increase rents or pass on ancillary costs or modernization investment costs to the tenants. This could have a material adverse effect on the profitability of our investments, results of operations and prospects.

More restrictive environmental laws could also result in additional expenses. For example, since 2011, owners of specified centralized heated water supply facilities for use in multi-family residential units are obliged to test the level of potential legionella contamination at least every three years, thereby incurring additional costs for the testing as well as for remediation measures, if contamination is detected. Additional costs would also be incurred if the legal requirements relating to the construction and use of existing properties were to become more onerous. Construction and environmental requirements are of particular significance in this context. For example, the currently applicable version of the German

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Energy Savings Regulation (Energieeinsparverordnung) prescribes specified investments into renovation aimed at reducing energy consumption (for instance, with respect to thermal insulation) and requires a landlord to present an energy certificate that discloses the property’s energy efficiency to a potential tenant prior to entering into a new lease agreement. The same applies with respect to the sale of properties. Additionally, requirements may be imposed in order to increase the availability of disabled-accessible and adapted housing.

In addition, we could be adversely affected by changes to public building law which could restrict our ability to manage our properties in the way we had previously expected. On March 3, 2015, the Berlin government passed a regulation (Umwandlungsverordnung) according to which a conversion of a building into condominiums is prohibited in milieu protection (Milieuschutz) areas of the city unless the relevant district has granted permission by means of an exception to this regulation. The landlords of rented apartments require an exception permission (Ausnahmebewilligung) by the relevant district to sell the apartment. Such exception permissions may be granted, for example, in case that the apartment shall be sold to the current tenant. As of September 30, 2019, we owned 141 residential units for sale under our privatization portfolio that are or may potentially be effected by such changes. Although this does not affect the sale of an entire property, regulation may hinder the conversion and sale of single apartments. As of the date of the publication of the Offer Document, 59 areas of Berlin are defined as milieu protection (Milieuschutz) areas, within which 3,880 units of our real estate portfolios are located. The Berlin government may, on an ongoing basis, decide to extend milieu protection (Milieuschutz).

If, in the course of a refurbishment or modernization, it should be discovered that a building undergoing said processes is subject to monument protection laws, the need to comply with monument protection requirements could lead to significant delays in the refurbishment or modernization process, in the inability to carry out particular refurbishment or modernization measures, and also in significantly higher costs for the particular project. These factors could render us incapable of performing our contractual obligations vis-à-vis a buyer, with the consequence that the buyer’s obligation to pay the purchase price would be excused or deferred.

1.3.3	We may fail to comply with applicable or future laws and regulations in relation to privacy and data protection or such laws and regulations may change in a manner that is unfavorable to our business.

Before entering into a lease agreement, a potential tenant provides us with certain personal data on which basis we determine whether to enter into a lease agreement with such tenant. Furthermore, such personal data is stored by us. As of September 30, 2019, we have cumulatively entered into 47,500 lease agreements with more than 68,800 parties and, as a result thereof, stored a significant amount of personal data. The collection, use and storing of data is subject to regulation under German data protection law. In addition, the EU recently enacted Regulation 2016/679/EU of April 27, 2016 (General Data Protection Regulation) (the “GDPR”). The GDPR automatically came into effect in all EU member states as of May 25, 2018, and imposed stricter conditions and limitations in relation to the processing, use and transmission of personal data. The GDPR introduced extensive documentation obligations and considerably higher transparency requirements, which affect not only initial data collection but also the monitoring and investigation once personal data has been collected.

We may not have prepared for these changes to the extent necessary and our preparations may not yield the expected results. Additionally, although we strive to comply with all applicable laws, regulations and legal obligations relating to data usage and data protection, it is possible that these laws, regulations and other obligations may be interpreted and applied in a manner that is inconsistent with our practices. Furthermore, there can be no assurance that our practices have complied, comply or will comply fully with all such laws, regulations and other legal obligations. Our process of developing and advancing our data protection standards and procedures may take longer and require more resources than originally planned. Any non-compliance by us with the applicable regulations could lead to fines and other sanctions. For example, the GDPR provides that violations can be fined, depending on the circumstances, by up to the higher of €20 million and 4% of the annual global turnover of the non-compliant company.

1.3.4	Administrative decisions could affect our ability to conduct our business at our discretion.

We could be adversely affected by decisions from public authorities on a municipal level. For instance, as of September 30, 2019, 1,150 units of our real estate portfolios, accounting for 5.6% of our rental income as of the same date, are situated in urban redevelopment areas (Sanierungsgebiete) within Berlin, which imposes certain restrictions on the use and refurbishment of property. Such restrictions require, for example, obtaining the public authority’s permission prior to entering into a lease agreement with a term

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longer than one year or selling the property. In addition, once the redevelopment has been completed, the municipality levies a compensation charge to reflect the increased value of the land due to the redevelopment. Any administrative decision that would affect our ability to conduct our business at our discretion could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.3.5

The use of standardized contracts could result in claims for damages against us under a number of contracts, or in the loss of certain rights and privileges or of the respective rights to claim damages, if errors or problems arise in connection with the enforcement of such contracts.

As of September 30, 2019, we are the lessor under approximately 23,000 lease agreements with our tenants. As our business involves a large number of individual units and tenants, each with a relatively small individual value, we maintain numerous legal relationships, in particular with tenants, contractors and service providers, any one of which is not financially material to us. As a means of efficiently managing these legal relationships, we often make use of standardized documents and form contracts. In addition, we have adopted long-term standardized lease agreements through our various acquisitions. These documents and contracts often contain ambiguities or errors, and the fact that any given document or contract is standardized may cause a significant number of contractual terms or even the validity of a large number of contracts to be affected. Due to frequent changes in the law, particularly in case law regarding general terms and conditions (allgemeine Geschäftsbedingungen), the use of such standardized contractual terms is not without risk. For example, it is possible that, as a result of changes to statutes or case law, ambiguities or errors in standard contract terms may give rise to claims or cause such subsidiaries to lose certain rights and privileges, or to lose their right to claim damages which could, in turn, adversely affect our rental income and operating profit.

Even in the case of contracts being prepared with legal advice, it is impossible for us to avoid problems of this nature in advance or in the future, because changes could occur in the legal framework, particularly via case law, making it impossible for us to avoid the ensuing legal disadvantages.

1.3.6

We may incur environmental liabilities, for example, from residual pollution including wartime ordnance, soil conditions, asbestos and contaminants in building materials, as well as from possible building code violations.

Properties we own or acquire may contain soil or groundwater contamination, hazardous substances, wartime ordnance (including potentially unexploded ordnance) and/or other residual pollution and environmental risks. A certain number of our assets are listed in the register of contaminated sites. Buildings and their fixtures might also contain asbestos, dichlorodiphenyltrichloroethane (“DDT”), polychlorinated biphenyl (“PCB”), pentachlorophenol (“PCP”) and lindane above the allowable or recommended thresholds, or the buildings could bear other environmental risks, e.g. flooring material containing asbestos (i.e. “Floorflex” flooring). In total, as of September 30, 2019, 37.5% of our residential real estate units (by sqm) and 15.4% of our commercial real estate units (by sqm) contain this flooring material. For example, certain of our properties contain asbestos contamination which, from time to time, requires us to do refurbishments. In particular, we have received notice that one of our buildings contains substantial asbestos contamination for which we expect significant refurbishment expenses. Refurbishment and removal of this material takes place regularly as part of our maintenance and repair efforts and the costs for these regular removals are reflected in our budgeting. Moreover, we own or may acquire properties that may contain undetected hazardous substances, such as lead from pipes in buildings built around the turn of the nineteenth century and legionella (see “1.3.2 Our business is subject to the general legal environment in Germany. Any disadvantageous changes in the legal environment, such as mandatory environmental modernization provisions, restrictions regarding modernization measures or provisions (including taxes) that result in the incurrence of costs in the event of a property sale, or disadvantageous changes to the Berlin Mietspiegel or other regulation, may be detrimental to us.”), which are harmful to the health of the residents or contain such other environmental risks or contain substances which are not yet viewed as being harmful to the health of the residents, and are therefore not being categorized as hazardous. These materials may be detected or categorized as hazardous, and we may be obliged to remove and dispose of such materials.

We bear the risk of cost-intensive assessment, remediation or removal of such ground, soil or water contamination, hazardous substances, wartime ordnance or other residual pollution. The discovery of any such residual pollution on the sites and/or in the buildings, particularly in connection with the letting or sale of properties or borrowing using the real estate as security, could trigger claims for rent reductions, the termination of letting contracts for cause or for damages and other breach of warranty claims against us.

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The remediation of any pollution and the related additional measures we would have to undertake could negatively affect us and could involve considerable additional costs that we may have to bear. We are also exposed to the risk that recourse against the polluter or the previous owners of the properties might not be possible, for example, because they cannot be identified, no longer exist or have become insolvent. Moreover, the existence or even the mere suspicion of the existence of ground contamination, hazardous materials, wartime ordnance or other residual pollution can negatively affect the value of a property and our ability to let or sell such a property.

Moreover, environmental laws impose actual and contingent obligations on us to undertake remedial action on contaminated sites and in contaminated buildings. These obligations may relate to properties we currently own or operate, properties we have formerly owned or operated or properties where waste has been deposited. Furthermore, actions for damages or remediation measures may be brought against us, namely under the German Federal Soil Protection Act (Bundesbodenschutzgesetz). According to this Act, not only the polluter but also its legal successor, the owner of the contaminated site and certain previous owners may be held liable for soil and pond water contamination. The costs of any removal, investigation or remediation of any residual pollution on such sites or in such buildings as well as costs related to legal proceedings, including potential damages, regarding such matters may be substantial, and it may be impossible, for a number of reasons, for us to have recourse against a former seller of a contaminated site or building or the party that may otherwise be responsible for the contamination. Laws and regulations, as may be amended over time, may also impose liability for the release of certain materials into the air or water from a property, including chrysotile containing materials (CCM), and such release could form the basis for liability to third parties for personal injury or other damages. In addition, if our employees infringe or have infringed environmental protection laws, we could be exposed to civil or criminal damages. We may be required to provide for additional reserves to sufficiently allocate toward our potential obligations to remove and dispose of any hazardous and toxic substances.

Our business is also exposed to the risk of non-compliance with building codes or environmental regulations, including those applicable in Berlin. Even though we usually conduct inspections during the acquisition of individual properties, there is a risk that building codes or environmental regulations have not been complied with. It is also possible that landlord responsibilities could be further expanded with respect to fire protection and environmental protection, which could require additional refurbishment, maintenance and modernization requirements. Furthermore, the projected cost of such measures is based on the assumption that the required permits are issued promptly and that they are consistent with our plans. It is possible, however, that the required building permits will not always be issued in due course. If such permits are not issued promptly, or are issued only subject to conditions, this can lead to substantial delays in correcting the problems and result in higher than projected costs and lower rental income for the relevant properties.

1.3.7	We may not be granted building and other permits, or may be granted them only subject to onerous conditions, or additional requirements may be imposed on existing building and other permits.

The construction, alteration and refurbishment or a change of use of buildings will not be possible until a building permit is granted, it may be uncertain whether the relevant authorities will approve a respective construction project and what additional requirements may be imposed in connection with the building permit. As of September 30, 2019, we have three pending requests for the issuance of building permits, comprising a total of 1,460 sqm. In addition, special permissions could be required and must be obtained, particularly for measures taking place in urban redevelopment areas (Sanierungsgebiete) or preservation areas (Erhaltungsgebiete) and for real estates and buildings which are protected historic monuments. If we are not granted a building permit or another required permit, or a building permit or another required permit is granted only subject to onerous conditions, the rental income that we expect to generate from the relevant real estate could be considerably less than originally calculated. If a renovation project becomes financially unfeasible because a building permit or another required permit is not granted or is granted only subject to onerous conditions, we may not be able to or decide to not carry out the project and any expenditure already incurred may be lost. Moreover, changes in the requirements for construction or modernization of existing real estate could result in unforeseen additional costs. Any increase in operating costs resulting from the above-described events would adversely affect our operating profit. In addition, our remaining project development activities may be substantially impaired if the granting of a building permit is substantially delayed, made subject to additional administrative building constraints (baurechtliche Auflagen) or declined altogether.

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1.3.8	We could be subject to liability claims for several years after selling properties.

In connection with the sale of properties (privatization), we make representations, warranties and negative declarations of knowledge to the purchasers with respect to certain characteristics of the relevant properties. The resulting obligations usually continue to exist after the sale, for a period of several years. In the nine-month period ended September 30, 2019, we have sold 48 residential units of our units held for privatization. In particular, we could be subject to claims for damages from purchasers, who could assert that we failed to meet our obligations, or that the representations we made to them were untrue. We could be required to make payments to the purchasers following legal disputes or litigation. If we do not have cash available to conduct such litigation or make such payments, we may be required to borrow funds, or, if we are unable to borrow funds to make such payments, we may be forced to sell investments to obtain such funds, which would in turn cause reduced levels of rental income and operating profit. If we provide warranties to third parties in connection with maintenance and modernization measures and claims are asserted against us because of defects, it is not always certain that we will have recourse against the companies that performed the work.

As a seller of properties, we are also liable to tenants for any breach of tenancy agreements by the buyer under certain circumstances, even where we no longer have any control over the property. Moreover, we continue to be exposed to liability for breach of contract even if the buyer resells the property and the subsequent buyer breaches any tenancy agreement. If, however, we notify the tenant of the change in ownership and the tenant fails to avail itself of the opportunity to terminate the tenancy at the earliest permitted termination date, we are, in general, released from liability. As a rule, when selling properties, we inform all tenants in writing of the change in landlord either alone or together with the acquirer. Such release from liability does not apply to security deposits (Mietbürgschaften) provided by the tenants. If the tenant is unable to receive its security deposit from the buyer of the property, the liability to repay such security deposit remains with the seller.

In connection with any of the aforementioned or similar risks, we may be facing legal or settlement costs, including the costs of defending lawsuits, whether justified or not, as well as potential damages associated with liability for properties that we have sold. This could, in turn, have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.3.9

Our risk management and compliance systems may prove to be partially or completely insufficient or fail, and unknown, unrecognized, underestimated or unexpected risks may materialize, any of which could lead to government investigations and significant reputation, financial or other consequences. We may fail to adequately account for potential liabilities or risk exposures.

We have put in place risk management and compliance systems that we believe are suitable to our business, and we continue to develop and update our risk management and compliance systems in order to monitor market risk, liquidity and financial risk, operational risk, organizational risk and the risk of reputational damage. There is no guarantee, however, our risk management or compliance systems are in fact sufficient to manage the risks we face. We may be faced with risks that were previously unknown, unrecognized, underestimated or unconsidered, and our risk management or compliance systems may function incorrectly or fail. Inappropriate risk management or compliance measures may cause irregularities leading to, among other things, cash losses or delays in completion of development projects, or to official investigations or third-party claims against us, which in turn could have significant financial, reputational and other consequences.

We book provisions for potential liabilities such as tax liabilities, litigation exposure and bad debt. These provisions are based on management’s assumptions, estimates and judgements, and there is no guarantee that the provisions we have taken will adequately account for our actual liabilities. Failure to take adequate provisions against potential liabilities could have significant financial consequences for us.

1.4	Risks related to the ADO Properties Group’s Tax Structure

1.4.1

The structure of the Company is mainly influenced by the general tax environment in Luxembourg, Germany and further countries of the European Union (Netherlands, Denmark and Ireland) and changes in the tax environment may increase our tax burden.

In addition to the Company, which is established in Luxembourg, we consist of more than 100 companies. These companies have registered offices in Germany, Luxembourg and further countries of the European Union (Netherlands, Denmark and Ireland). Our companies are subject to the tax laws of their jurisdictions of registration and the jurisdictions where they conduct business. The cross-border

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participation of the Company in its subsidiaries provides for various tax aspects, including cross-border taxation issues governed by directives of the European Union and/or double-tax treaties between Luxembourg and the jurisdictions of the subsidiaries. It cannot be excluded that tax authorities in the countries in which we are active may not share the view of our tax assessment, which could lead to additional tax burdens for us in any of these countries. For example, in the course of our business, we have entered into several cross-border financing transactions and any change or different treatment in the tax treatment in this context may have adverse tax effects. The same applies to the non-deductibility or requalification of intragroup loans and financings with third parties, intragroup payments for services, the different interpretation of the tax residency of a subsidiary, the assumption of a permanent establishment, the non-recognition of the VAT group with regard to the group companies or the non-granting of the so-called further reduction for the German real estate companies. Also, the tax laws in any of these jurisdictions or double-tax treaties between these countries could change in the future, even with retroactive effect, which could cause additional tax burdens for us.

Moreover, some of our companies have significant tax loss carry forwards in an amount above €1 million. The aggregate amount of the companies’ tax loss carry forwards as of December 31, 2017 was €132.7 million for corporate income tax (CIT) purposes and €67.3 million for trade tax (TT) purposes (“Tax Losses”). Final data regarding tax loss carry forwards following the financial year ended December 31, 2017 are not yet available and could turn out to be significant. Some of these Tax Losses may have been or may be forfeited in whole or in part in the past or future, as a result of past restructurings (in particular the acquisition of 50% in the Company by the current shareholders from a former joint venture partner and the migration of the Company from Cyprus to Luxembourg), the initial public offering in July 2015 or future changes of the shareholders. In particular, any past or future corporate reorganization within the Group or relating to the Company’s shareholding structure may result in the partial or complete forfeiture of the Tax Losses (to the extent the Tax Losses are not covered by taxable hidden reserves in our assets). With regard to the migration of the Company from Cyprus to Luxembourg, we have received a binding ruling that no RETT has been triggered but did not apply for a ruling regarding impact on the Tax Losses. The tax burden in past or future periods would increase if profits could not be set of against Tax Losses.

1.4.2

We are subject to the tax environment in Luxembourg, Germany and further countries of the European Union (Netherlands, Denmark and Ireland). Our tax burden may increase as a consequence of current or future tax assessments, tax audits or court proceedings based on changes in tax laws or changes in the application or interpretation thereof.

We are subject to the tax environment in Luxembourg, Germany and further countries of the European Union (Netherlands, Denmark and Ireland). Our tax burden primarily depends on various aspects of tax laws, as well as their application and interpretation. Amendments to tax laws may have a retroactive effect, and the application or interpretation of tax laws by tax authorities or courts may change. Furthermore, court decisions are occasionally limited to their specific facts by tax authorities. Any of these developments may increase or alter our tax burden.

A number of factors may also impact our tax situation. We are required to file tax declarations in Luxembourg, Germany and further countries of the European Union, from time to time, and any tax assessments that deviate from our tax declarations may increase or alter our tax obligations. Our individual entities are regularly subject to tax audits by the competent tax authorities which may result in increases in our tax obligations or penalties and fines. We may also be subject to administrative or judicial proceedings with respect to its tax declarations, and may incur substantial time and effort in addressing and resolving tax issues.

In addition, changes in tax legislation, administrative practice or case law, which are possible at any time and may occur on short notice, could have adverse tax consequences for us. The applicable tax rates, for example with respect to property tax, property transfer tax or capital gains tax, may also change rapidly and with short notice. Changes in German Real Estate Transfer Tax (“RETT”) (Grunderwerbsteuer) may also negatively affect the value of our portfolio. Additionally, changes could be made to the ability to depreciate owned real estate. Additionally, divergent statutory interpretations by the tax authorities or the courts are possible.

1.4.3	We are exposed to real estate transfer taxes (RETT).

Increases in the applicable RETT rates for the properties in our portfolio could negatively impact the portfolio by, among other things, reducing the value of and the proceeds from a sale of the affected

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properties or by reducing purchase demand for the affected properties or by reducing the valuation of the affected properties in the portfolio.

We currently hold real estate in Germany and shares in companies which own real estate in Germany. In Germany, the transfer of real estate or of a 95% or greater interest in a company that owns real estate triggers a potential liability for RETT. It cannot be excluded that RETT will be triggered upon completion of the Offer (see “1.6.14 Real estate transfer tax (“RETT”) could be triggered in connection with the Completion.”).

Because of the complexity of the RETT laws in Germany, we may from time to time seek to acquire properties with less than a 95% stake in the ownership company. This may result in an increased complexity of the transaction and stronger minority rights of the associate parties. As a consequence, transaction costs and future administrative expenses for the newly acquired property would generally rise, too. Recently proposed changes to German RETT laws aim to tighten the statutory RETT framework with regard to share deals. Accordingly, share deals that do not trigger any RETT may no longer be possible in the future or such acquisitions might be more difficult. In broad terms these proposals are to (i) extend the stricter partnership RETT rules to incorporated companies; (ii) reduce the economic ownership threshold upon which RETT is triggered from 95% of the shares or interest in a property company, as it is currently, to 90%; and (iii) extend the 5 year cooling period to 10 years. As a result, RETT will be payable unless the seller retains over 10% of the shares or interest in a property company for at least 10 years. While the draft bill originally stipulated that the respective legislative changes shall come into force in January 2020, it has recently been announced by the political parties currently forming the German government that the intended changes to RETT will not come into force as of January 1, 2020 as originally planned. Instead, it is now expected that a revised draft bill will be introduced to the German parliament in the first six months of 2020. It is currently unclear if and to which extent such changes will enter into force with retroactive effect.

Any increase in applicable RETT rates for the properties in our portfolio could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.5	Risks related to the Company’s Shares

1.5.1

Future capital measures like the issuance of new shares from authorized capital, which currently amounts to €750,000,000, the exercise of share options and any amendment to the capital structure to be resolved by the General Meeting could lead to a significant dilution, thereby reducing the value of the shareholding of the existing shareholders of the Company.

We could in the future be required to raise additional capital to finance our business and our growth. By resolution of the extraordinary General Meeting of June 16, 2015, the Company’s board of directors (the “Board of Directors”) is authorized until August 20, 2020 to increase the Company’s share capital up to €750,000,000 by issuing new shares with no nominal value against contributions in cash and/or in kind (the “Authorized Capital”). In addition, the general meeting of the Company may at any time, in compliance with the applicable Luxembourg laws, resolve on changes in the capital structure, in particular by authorizing further capital. Raising additional equity by the issuance of new shares and the potential exercise of convertible bonds and option rights by holders of convertible bonds or bonds with option rights that could be exercised in the future could ultimately reduce the value of the shareholding of the existing shareholders of the Company. Additionally, a dilution could occur as the result of the acquisition of other companies or stakes in companies if these were to occur, as a whole or in part, in exchange for the issuance of new shares of the Company. The same applies to the exercise of stock options by employees of the Company in connection with future stock option programs or the issuance of shares to employees in connection with future employee participation programs.

1.5.2

The share price and the trading volume of the shares of the Company could fluctuate significantly, including due to an exclusion from the SDAX, to which the Company’s shares currently belong, disposals by any major or majority shareholder, which could, ultimately, result in significant losses for shareholders of the Company.

The share price of the Company has previously been subject to volatility and affected by fluctuating trading volumes. These shifts could continue to occur in the future. If the share price of the Company were to fluctuate, shareholders may not be in a position to sell their shares in the Company at purchase price or at a premium.

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As of the date of the publication of the Offer Document, the shares of the Company are part of the SDAX. Should the Company’s shares be excluded from the SDAX and included in another index which is not viewed in the same way by investors, as a result of market fluctuations or developments, which could also result from market movements not specific to the real estate sector, in particular also the valuations of other companies, this could have a material adverse effect on the share price of the Company.

Generally, stock markets and, in particular, the shares of real estate companies, have previously been volatile. Factors that could negatively the share price of the Company or result in fluctuations of the share price or the trading volumes of the shares of the Company include, among others:

•	changes in the actual or projected earnings performances of the Company or its competitors;

•	changes to the earnings forecasts or any failure to meet earnings expectations of investors and analysts;

•	a downgrade in the Company’s rating;

•	the valuation of the success and the effects of the strategy set forth in this Prospectus by investors and the valuation of the associated risks;

•	changes in general economic conditions; and

•	changes in the shareholder structure.

Shareholders could, for a variety of reasons, dispose of or sell all or parts of their shareholdings in the Company including, among others, in order to diversify their investments. To the extent any major shareholders or any majority shareholder of the Company disposes of or sells a significant amount of shares held in the Company, or if market participants believe that such disposals could take place, the share price of the Company could be adversely negatively affected.

Additionally, ordinary fluctuations of the share prices, in particular of the share prices of real estate companies, could result in an increased pressure for the share price and for the sale of the shares of the Company, even if these are not necessarily associated to the business- or earnings perspectives of the Company.

1.5.3

The ability of the Company to distribute dividends is dependent on a variety of factors. The previous dividend distributions, which amounted to €0.70, €0.60 and €0.45 per share for the fiscal years ended December 31, 2018, 2017 and 2016, respectively, are no indication for future dividend distributions. Additionally, the dividend policy of the Company may change in the future.

The Company may only distribute dividends if they have sufficient funds available for distribution as determined pursuant to the Luxembourg Companies Law. The annual dividend proposal to the general meeting of the shareholders of the Company (the “General Meeting”) is dependent on the development of our business and must be made under consideration of the capital base required for growth measures and current business prospects. At present, the Company intends to distribute an annual dividend of up to 50% of FFO 1 to the shareholders. In the fiscal years ended December 31, 2018, 2017 and 2016, the dividend distribution amounted to EUR 0.70, EUR 0.60 and EUR 0.45 per share. There can be no certainty that future dividends can be distributed in line with the current dividend policy, if at all.

1.5.4

The preliminary results for FFO 1 for the financial year 2019 may deviate substantially from the actual FFO 1 for the Company’s financial year 2019 and the Company could decide to reduce its dividend distributions.

This Prospectus includes a number of forward-looking statements, including preliminary results for the FFO 1 for the Company’s financial year 2019 on a consolidated basis (the “FFO 1 Preliminary Results”).

The FFO 1 Preliminary Results reflect numerous assumptions made by the Company’s management. These assumptions, any of which could prove incomplete or inaccurate, relate to commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and applicable legislation, regulations or rules, all of which are difficult to predict and are beyond our control. The FFO 1 Preliminary Results are based on preliminary financial information for the financial year ended December 31, 2019 which has not been prepared in accordance with IFRS or any other generally accepted accounting principles and has not been audited, reviewed, made in compliance with or been the subject of any procedures by our independent auditors or any other audit firm and no opinion or any form of assurance is expressed with respect thereto, particularly since it has been derived from internal management accounts and subject to our financial closing procedures. These procedures have not been completed.

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Our actual FFO 1 could deviate from the FFO 1 Preliminary Results and the Company could decide to reduce its dividend distributions.

1.5.5	Future sales or market expectations of sales of a large number of shares by the Company’s largest shareholders or other shareholders could cause the share price to decline.

Following the completion of the Offer, there will be no lock-up agreements with respect to the shares in the Company with existing or future shareholders. Thus, all shareholders are free to sell their shares in the Company at any time. The Company’s share price could fall substantially if one or more of the major shareholders of the Company sell some or all of their shares or if such sales are anticipated by investors.

In addition, the sale or market expectation of a sale of a large number of shares by significant shareholders could make it difficult for the Company to issue new shares in the future on favorable terms. In addition, this may have a material adverse effect on the market price of the shares of the Company.

1.5.6	Investors with a reference currency other than the Euro may be subject to foreign exchange rate risks when investing in the shares.

The Company’s equity capital is denominated in Euro, and the vast majority of our revenues and expenses have been and will continue to be incurred in Euro. Furthermore, all returns will be distributed in Euro. If investors’ reference currency is a currency other than the Euro, investors may be adversely affected by any reduction in the value of the Euro relative to their reference currency. Investors may also incur further transaction costs by converting Euro into another currency. As a result, prospective investors are strongly urged to consult their financial advisers with a view to determining whether they should enter into hedging transactions to offset these currency risks.

1.5.7	Fluctuation of market interest rates may have an adverse effect on the value of the shares.

One of the factors that investors may consider in deciding whether to buy or sell the shares is the expected dividend yield, or the expected dividend payment per share as a percentage of the share price. If market interest rates increase, prospective investors may desire a higher rate of return and therefore may seek securities paying higher dividends or interest or offering a higher rate of return than that of the shares in the Company. As a result, market interest rate fluctuations and other capital market conditions can affect the demand for and market value of the shares. For instance, if interest rates rise, the market price of the shares may decrease, because current stockholders and potential investors will likely require a higher return on their invested capital, as interest-bearing securities, such as bonds, may offer more attractive returns.

1.5.8	The Company might be classified by U.S. tax authorities as a passive foreign investment company for U.S. federal income tax purposes.

Generally, if for any taxable year 75% or more of the Company’s gross income consists of certain types of “passive income”, or at least 50% of the average quarterly value of the Company’s assets (which may be determined in part by the market value of the Company’s ordinary shares, which is subject to change) are held for the production of or produce passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If the Company is characterized as a PFIC, U.S. Holders (as defined below) may suffer adverse tax consequences, including having gains realized on the sale of the Offer Shares treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on Offer Shares by individuals who are U.S. Holders (as defined below), and having interest charges apply to certain distributions by the Company and the proceeds of share sales.

Certain elections exist that may be available to alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as a mark-to-market election or an election to treat the Company as a “qualified electing fund” election) of the Offer Shares; however, we do not intend to provide the information necessary for a U.S. Holder (as defined below) to make an election to treat the Company as a “qualified electing fund” with respect to the Offer Shares if the Company is classified as a PFIC.

For the purposes of this Prospectus section, a “U.S. Holder” is, after the completion of the Offer, a beneficial owner of Offer Shares that is for U.S. federal income tax purposes (i) a citizen or an individual resident of the United States, (ii) a corporation (or other business entity treated as a corporation) that is

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created or organized in or under the laws of the United States of America, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation without regard to its source or (iv) a trust (a) if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

1.6	Risks related to the Offer

1.6.1

ADLER Real Estate is a real estate company that is exposed to a variety of risks that we believe are comparable to the risks associated with our business activities. However, it cannot be ruled out that ADLER Real Estate may be exposed to further, previously unrecognized risks, the realization or intensification of which could also have a material adverse effect on the net assets, financial position and results of operations of the Combined Group created through the Completion and Integration.

The business models of the Company and ADLER Real Estate are comparable in many aspects and areas. Therefore, the Company has reason to believe that ADLER Real Estate is subject to very similar risks with regard to its business activities and the industry as we are. There is, however, a risk that after the successful completion of the Offer, the corresponding risks could increase and negative consequences could have a greater impact on us than we currently expect.

In addition, risks that materialize at ADLER Real Estate will also have an indirect negative impact on us following the successful completion of the Offer. Furthermore, it cannot be ruled out that ADLER Real Estate may be exposed to further, previously unrecognized risks, the realization of which could also have material adverse effects on our business, financial condition, results of operations, cash flows and prospects and those of the Combined Group.

1.6.2

The integration of the ADLER Group into the ADO Properties Group could potentially not be consummated as intended and could result in expenses not anticipated at all or not adequately accounted for and the Company could potentially be legally bound to consummate the integration regardless of a materially adverse change of its economic rationale.

Following the completion of the Business Combination (the “Completion”), the ADLER Group would have to be integrated into the ADO Properties Group (the “Integration”) in order to create a group combining the ADO Properties Group and the ADLER Group (the “Combined Group”). It is expected that the Integration will be a multi-year process and require significant human and financial resources. The successful integration of the existing workforces, IT systems, corporate cultures and corporate structures of the Combined Group and the introduction of joint processes for the Combined Group are essential to the success of the Integration. The Integration will be time-consuming and costly and could negatively affect our business operations and/or those of the ADLER Group. We and the ADLER Group could be confronted with a variety of difficulties during the process of the integration, including, among others:

•	The administration of a significantly larger Combined Group, including the size of the portfolio and number of assets;

•	The combinations and standardizations of the business activities, including the services offered to tenants and customers and the coordination of the business activities;

•	The coordination of the corporate and administrative structures and the harmonization of insurance coverage for the Combined Group;

•	Unexpected problems relating to the coordination of the accounting-, IT-, communications and administrative systems and other systems;

•	Problems to adequately cope with potential differences in the corporate cultures and leadership philosophies;

•	The implementation of uniform standards, control mechanisms, procedures and guidelines for the Combined Group;

•	Legal disputes related to the Integration, including legal disputes with shareholders;

•	The diversion of the attention of the management from other areas of the business activities;

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•

Maintaining existing agreements and business relationships with tenants, customers, service providers and financing banks and delays related to the entering into of new contracts with future tenants, customers, service providers and financing banks;

•	Unforeseen and unexpected obligations in relation to the Integration and the business of the ADLER Group; and

•	The identification and elimination of obsolete business activities and assets, including those that fall short of expectations.

Any inability of the Combined Group to efficiently and effectively carry out the Integration could lead to a reduction or failure or delay in the realization of the anticipated advantages and cost savings envisaged in connection with the Integration could negatively affect the Combined Group.

The Integration could result in additional or unforeseen costs and the anticipated advantages of the Integration could potentially not be realized in full or not at all. To the extent actual growth and costs savings are realized, these could fall short of anticipations and their achievement could require more time than currently anticipated by the Company. Any inability of the Company to adequately address and manage the challenges of the Integration could result in a decrease of the anticipated benefits of the Integration or in the premature termination of the Integration.

1.6.3

The synergies expected as a result of the integration of the ADLER Group into the ADO Properties Group could potentially not be fully realized or not realized at all or eroded by expenses not anticipated.

The Company believes that the Integration could entail various effects from synergies and economies of scale. In particular, it is anticipated that these effects will be realized by the continuous advancement of complementing services and offerings, a combined management organization, combined back-office functions, optimized local managements and a focus to achieve synergies with regards to the overhead costs of the Combined Group. In addition to operational synergies, the Company expects certain financing synergies in relation to ADLER Real Estate’s current indebtedness. However, it cannot be ruled out that the anticipated effects from synergies and economies of scale will be realized in full or at all. Additionally, the costs incurred with the realization of these synergies could be higher than currently estimated by the Company.

A transfer of goodwill could occur in connection with the acquisition of ADLER Real Estate. Whether the Company will undertake such transfer of goodwill is dependent on a variety of factors, including, for example, the rate of acceptance of the Offer, the true value of the net assets of ADLER Real Estate and the share price of the Company at the time of the Completion. The potential goodwill is subject to the usual impairment tests and could, if the realized synergies turn out to be lower than anticipated, result in a significant impairment, which, ultimately, would have to be included as impairment expenses in the consolidated financial statements of the Company.

1.6.4

The rights of the ADLER Shareholders are governed by the German law and the statutes of ADLER Real Estate and differ from the rights of a shareholder of the Company which are governed by Luxembourg law and the statutes of the Company.

The Company is incorporated in, governed by and ultimately subject to the laws of the Grand Duchy of Luxembourg. Accordingly, the Company’s corporate governance, including its statutes, which set forth the rights of the shareholders of the Company, is subject to the laws of Luxembourg. Certain differences exist between German and Luxembourg corporate law. The rights and provisions protecting and in favor of the Company’s shareholders and the duties and responsibilities of the members of the board of directors of the Company (the “Board of Directors”) and the senior management (the “Senior Management”) under Luxembourg law differ from the rights and provisions protecting and in favor of shareholders and the duties and responsibilities of the corporate bodies under German law.

It is possible that rights and remedies, including, among others, provisions under German securities laws, are available under German law, but not under Luxembourg law. Commonly, civil procedures of shareholders against a Luxembourg-incorporated entity fall within the authority of Luxembourg courts, whereas the rulings and decisions of Luxembourg courts could differ from the rulings and decisions of a German court. Furthermore, the enforcement of a German court ruling (or that of any other jurisdiction) in Luxembourg could be difficult and costly.

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Current shareholders of ADLER Real Estate (the “ADLER Shareholders”) could experience difficulty in the exercise or enforcement of their rights as prospective shareholders of the Company for a large variety of reasons including, among others, foreign legal instruments and rights and powers, linguistic barriers and foreign corporate practices as such. Furthermore, pursuant to the statutes of the Company, the General Meetings are held in Luxembourg, as a result of which it may be costly and cumbersome for any Company shareholders who is not a resident of the Grand Duchy of Luxembourg to personally attend the General Meetings.

1.6.5	The ADLER Shares could continue to be listed following the completion of the Offer.

As of the date of the publication of the Offer Document, the shares of ADLER Real Estate with ISIN DE0005008007 with a proportionate amount of the share capital of ADLER Real Estate of €1.00 each, including full dividend entitlements and all ancillary rights (the “ADLER Shares”) are listed in the sub-segment of the regulated market (Regulierter Markt) with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The ADLER Shares could continue to be listed following the completion of the Offer. As a result of a continued listing of the shares, we could be limited in our ability to exercise oversight over and influence on ADLER Real Estate and only be able to implement the synergies envisaged in connection with the Offer to a limited extent, if at all, which could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.6.6	We may be limited in our ability to exercise oversight over and influence on ADLER Real Estate.

If our shareholding in ADLER Real Estate were to fall below the threshold of 50%, the Company would lose the majority in the voting rights. Such could occur, for example, if ADLER Real Estate were to perform a capital increase and the Company were to be excluded from a participation therein. We may be unable to gain and maintain the majority in the voting rights in the general meeting of ADLER Real Estate.

1.6.7	We could be exposed to negative reactions and feedback from our employees, tenants, business partners, service providers and financing banks related to the Offer.

In order to facilitate the Integration, the Board of Directors may emphasize their focus on tasks and measures related thereto and not pursue other business opportunities that could be beneficial to us to a similar extent, if at all. As a result thereof, employees, tenants, customers, service providers and financing banks could react negatively to the Offer and the Integration.

1.6.8	ADLER Shareholders that do not accept the Offer may take measures to delay or prevent future plans or measures to promote the Integration.

Under German law, ADLER Shareholders that, following the Completion, continue to hold a stake as minority shareholders of ADLER Real Estate, could have certain rights. These shareholder rights could result in a delay or disruption of any corporate structural measures intended in relation to ADLER Real Estate (including, among others, a change in their legal form, a squeeze-out, the conclusion of a domination and profit-and-loss transfer agreement or a merger) and the Integration. Any such delay or failure to implement certain essential measures as well as legal disputes in relation thereto could limit our control over and our access to the cash flows of ADLER Real Estate and delay or prevent the execution of corporate structural measures envisaged to facilitate the Integration. Any risk in relation to ADLER Shareholders not accepting the Offer could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.6.9	The conversion ratio that is derived from the number of Offer Shares offered for each ADLER Share does not take changes in the market into consideration.

Each ADLER Shareholder that accepts the Offer will receive 0.4164 new shares in dematerialized form with no nominal value in the Company as consideration in exchange for each one (1) tendered ADLER Share (the “Tendered Share”). The implied exchange ratio of 0.4164 to 1.0 was determined on the basis of the Company’s and ADLER Real Estate’s reported EPRA NAV per share as of September 30, 2019. The market value of the ADLER Shares and/or of the Offer Shares can fluctuate and may deviate significantly from their respective value on the date of the publication of the Offer Document.

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1.6.10

The Company could be obliged to increase the value of the original consideration as a result of parallel or subsequent acquisitions of ADLER Shares. Payment obligations of such increase could have a material adverse effect on our net assets, financial position, results of operations and prospects.

Should the Company, a person acting in concert with the Company or its subsidiaries acquire further ADLER Shares outside of the Offer following publication of the Offer Document and prior to publication of the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and for this purpose grant or agree on a consideration higher in value than the consideration set forth in the Offer (the “Offer Consideration”), the Offer Consideration to be paid to all ADLER Shareholders who have accepted the Offer will increase by the amount of the difference between the value of the Offer Consideration and the highest consideration paid for the ADLER Shares acquired outside of the Offer (Section 31 para. 4 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)).

Should the Company, a person acting in concert with the Company or with its subsidiaries acquire further ADLER Shares outside a stock exchange within one year after the publication of the final results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and for this purpose grant or agree a consideration higher in value than the Offer Consideration, the Company will be obliged to make a cash payment in the amount of the difference between the value of the Offer Consideration and the highest consideration paid for the ADLER Shares acquired outside a stock exchange to all ADLER Shareholders having accepted the Offer (Section 31 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)). In accordance with Section 31 para. 6 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), this equally applies to acquisitions through agreements on the basis of which the transfer of shares can be requested. Furthermore, the assertion of this claim for subsequent improvement by the ADLER Shareholders cannot be contractually excluded.

Payments of subsequent improvements could have a material adverse effect on our business, net assets, financial condition, results of operations, cash flows and prospects.

1.6.11

We were not able to conduct a complete due diligence exercise of ADLER Real Estate prior to submitting the Offer and, consequently, may not have been in a position to identify and assess all risks in connection with the Offer or the Completion.

Due to restrictions in time and because ADLER Real Estate is a stock-listed corporation, we were unable to conduct a complete due diligence exercise of ADLER Real Estate prior to the launch of the Offer, yet completed one extending only to publically available documents. As a result thereof, important circumstances that could be relevant for a valuation of ADLER Real Estate or in connection therewith, the determination of the consideration under the Offer and the assessment of the commercial benefits of the Integration may not have been adequately or sufficiently considered. In particular, we may not have been in a position to adequately and sufficiently identify and assess all risks in connection with the Offer or the Completion. Furthermore, the portfolio and assets of ADLER Real Estate may develop differently than anticipated by us or than set out in public information provided by ADLER Real Estate.

Any inadequacy and insufficiency in the identification and assessment of risks associated and in connection with the Offer or the Completion could negatively affect the Combined Group.

1.6.12

The Pro Forma Consolidated Financial Information of the ADO Properties Group is only provided for assessment purposes and is no indicator for the future business-, asset-, financial- and earnings situation of the Combined Group. It must be assumed that these will deviate substantially from the Pro Forma Consolidated Financial Information of the Combined Group.

The unaudited pro forma consolidated financial information of the Company included in this Prospectus (the “Pro Forma Consolidated Financial Information”) are only provided for illustrative purposes. They should not be considered as an indicator for the future business-, asset-, financial- and earnings situation of the Combined Group following the Completion and the Integration.

The Pro Forma Consolidated Financial Information is based on historic consolidated financial statements of the Company and, inter alia, on the historic consolidated financial statements of ADLER Real Estate, subject to certain adjustments, assumptions and estimates. These adjustments, assumptions and estimates are preliminary and based on information that were available during the time of preparation of the Pro Forma Consolidated Financial Information. For example, it is assumed that all outstanding ADLER

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Shares are validly tendered in the course of the Offer in exchange for the Offer Consideration. Additionally, the Pro Forma Consolidated Financial Information could not reflect all costs that the Company will incur in connection with the completion of the Offer, the Bridge Facility Agreement or the Integration. As a result thereof, it must be assumed that the actual prospective business-, asset-, financial- and earnings situation of the Combined Group will differ significantly from the Pro Forma Consolidated Financial Information. In addition, the assumptions made during the preparation of the Pro Forma Consolidated Financial Information could prove incorrect or inaccurate and other factors could significantly negatively affect the prospective business-, asset-, financial- and earnings situation as well as the cash flows and prospects of the Combined Group following the Completion.

1.6.13

Following an integration of ADLER Real Estate, our economic development would also depend on the economic development of ADLER Real Estate, in particular on the value of ADLER Real Estate’s property portfolio and the positive continuation of the development projects. Any adverse development or any decline in the fair value of ADLER Real Estate’s property portfolio could therefore have a material adverse effect on us.

As a result of the intended integration of ADLER Real Estate into the ADO Properties Group, we will also be dependent on the further development and intrinsic value of ADLER Real Estate’s property portfolio. The Company cannot rule out that ADLER Real Estate’s property portfolio will not develop negatively, particularly with regard to its development and fair value. Such a negative development of ADLER Real Estate’s real estate portfolio and a decline in the fair value could therefore have a material adverse effect on our business activities and our business, net assets, financial position, results of operations, cash flows and prospects.

1.6.14	Real estate transfer tax (“RETT”) could be triggered in connection with the Completion.

Any transaction providing for the direct or indirect, legal or beneficial, transfer or holding of at least 95% of the shares in a company with real estate in Germany, or where such transfer is agreed upon, is generally subject to RETT. In addition, where a partnership holds real estate located in Germany, RETT is also triggered if at least 95% of the interests in the partnership are directly or indirectly, legally or beneficially, transferred to new partners within a period of five years. Due to an amendment to the Land Acquisition Tax Act (Grunderwerbsteuergesetz) envisaged for 2020 a lowering of the relevant participation threshold from 95% to 90%, an extension of the aforementioned 5-year period to 10 years and an application of the regulations so far applicable only to partnerships to incorporated companies, according to which also the transfer of shares to new shareholders under the aforementioned thresholds may be relevant from a land acquisition tax perspective, is planned. Even though there are currently no concrete indications or announcements in this regard, it can not be entirely ruled out that the legislator makes these amendments in whole or in part, with a retroactive effect. The acquisition of ADLER Shares, subject to the final draft of the law, could in this case trigger land acquisition tax (Grunderwerbsteuer) to a considerable extent, if the acceptance rate of the Offer would be so high that at least 90% of the shares of the target company would be acquired.

Against this background, Fairwater Multi-Strategy ICAV, a segregated liability fund of funds between the sub-funds, which acts solely in relation to its Fairwater European Real Estate Opportunities Fund sub-fund (“Fairwater”), and the Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC (“Fortitude”) have, in their respective irrevocable declarations of acceptance vis-à-vis the Company, undertaken to enter into negotiations with the Company in good faith and to conclude an agreement that ensures that no measures or actions regarding the number of ADLER Shares on which the respective irrevocable obligation of acceptance is based are taken by which RETT is triggered at the level of ADLER Real Estate.

However, against the background of the current timeline of the Offer and the status and previous proposals of the legislative process for the possible amendment of land acquisition tax regulations, the Company does not currently assume that the acceptance of the Offer will real estate transfer tax liabilities. For this reason, the conclusion of an agreement with Fairwater and/or Fortitude to avoid RETT at the level of ADLER Real Estate is not presently planned. However, if, contrary to the statements of the political parties, the real estate transfer tax regulations were to change retroactively and the Company’s expectations in this regard turn out to be incorrect or the Company’s analysis with respect to the structure of the ADLER Group proves to be incorrect, a considerable amount of RETT could be incurred upon Completion.

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1.6.15	The Completion could cause the loss of tax loss carry forwards of ADLER Real Estate.

As of December 31, 2018, ADLER Real Estate reported corporate and trade tax loss carryforwards and interest carryforwards of €2.5 million as well as indirect tax loss carry forward of €87.5 million, which have been accounted for as deferred tax liabilities. The tax loss carryforwards included in the aforementioned amount may not be available at Completion and/or may be forfeited due to the Completion.

The Completion of the Offer could lead to a full or partial forfeiture of the tax loss carryforwards. According to German tax laws, such tax loss carryforwards are completely forfeited if more than 50% of the shares in an entity are transferred to a new acquirer. One exception to this general rule refers to domestic taxable hidden reserves. To the extent such taxable hidden reserves are allocable to ADLER Real Estate for tax purposes, no forfeiture of tax loss carryforwards should occur, if the difference between the tax equity of ADLER Real Estate at Completion compared to the share purchase price based on the value of the Company includes sufficient hidden reserves. However, only some of the existing tax loss carryforwards may survive the completion of the Offer and tax loss carryforwards may be partially forfeited.

Furthermore, the German tax law applicable to tax loss carryforwards and their forfeiture is controversial, and at least for the years from 2008 up to and including 2015 and for transfers of up to 50% of the shares of an entity, the German Constitutional Court (Bundesverfassungsgericht) has ruled that the applicable laws violate the German constitution and shall be amended with retroactive effect. Accordingly, the legislature has limited the application of Section 8c para. 1 of the German Corporate Income Tax Act (Körperschaftssteuergesetz – KStG) with retroactive effect to cases where more than 50% of the shares are transferred to a new acquirer. In addition, there are pending fiscal court cases regarding the loss forfeiture rules applicable in case of a transfer of more than 50% of the shares in an entity. These court proceedings may have an impact on the envisaged Completion of the Offer and the amount of tax loss carryforwards forfeited.

1.6.16

Financing agreements and other agreements entered into by ADLER Real Estate could include change-of-control provisions that could be triggered by the Completion and we may not be in a position to refinance the existing financing arrangements of ADLER Real Estate. The Combined Group could be affected by the termination of existing agreements of ADLER Real Estate.

As of September 30, 2019, the current liabilities and non-current liabilities of ADLER Real Estate amounted to €356.6 million and €3,888.5 million (pursuant to the published quarterly report of ADLER Real Estate for the nine-month period ended September 30, 2019), respectively. Some of the corresponding financing agreements and certain other agreements of ADLER Real Estate include so-called change-of-control provisions that, triggered by the Completion, provide the other parties to the agreements, respectively, with a right to demand early redemption or to declare the termination. Additionally, any financing agreement and other agreement entered into by ADLER Real Estate could include additional termination rights that could be triggered in connection with the Offer or the Completion (such as, among others, cross-default provisions that allow the lender to declare due a loan or other agreement of ADLER Real Estate if other liabilities of ADLER Real Estate have not been paid, are declared due prior to the agreed maturity or the lender’s right to declare the immediate collectability and ADLER Real Estate’s inability to fulfill its obligations).

In the case of contracts that provide for termination- or redemption rights, the respectively other party to the contract could exercise their rights following the Completion. To the extent ADLER Real Estate terminates financing agreements or such financing agreements must be repaid otherwise, we could decide to refinance any of the existing financing agreements of ADLER Real Estate. In case of termination of existing financings due to the exercise of termination rights in case of a change of control of ADLER Real Estate, the Company has entered into bridge financings. However, there can be no assurance that we will be in a position to refinance financing agreements beyond the aggregate volume in an amount of up to €2,963,000 thousand available to us under the Bridge Facility. Additionally, in that case, we may not be in a position to refinance our own business and the conditions of a refinancing by the Company could be negatively affected. The termination of contracts of ADLER Real Estate could result in ADLER Real Estate’s obligation to pay prepayment penalties. Furthermore, ADLER Real Estate could lose any advantageous provisions of agreements that are terminated as a result of the Offer or of the Completion or be required to re-negotiate such agreements on less favorable terms.

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2.	GENERAL INFORMATION

2.1	Responsibility Statement

ADO Properties S.A., with its registered office at 1B, Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) under number B197554 (the “Company” and, together with its consolidated subsidiaries, the “ADO Properties Group”), assumes responsibility for the content of this prospectus (the “Prospectus”) pursuant to Section 8 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and declares, to the best of its knowledge, that, as of the date of the publication of the Offer Document, the information contained in this Prospectus is correct and contains no material omissions likely to affect its import.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating this Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area (the “EEA”).

2.2	Subject-Matter of this Prospectus

On December 15, 2019, the Company announced its decision to make a voluntary public takeover offer for all shares of ADLER Real Estate Aktiengesellschaft, with its seat in Berlin, its business address at Joachimsthaler Straße 34, 10719 Berlin, Germany, and registered with the commercial register of the local court (Amtsgericht) of Charlottenburg (Berlin), under registration number HRB 180360 B (“ADLER Real Estate” and, together with its consolidated subsidiaries, the “ADLER Group”) in the form of an exchange offer (the “Offer”).

The subject-matter of this Prospectus is the offering of 34,100,334 newly issued shares in dematerialized form with no nominal value. This corresponds to an exchange of every one (1) share of ADLER Real Estate for 0.4164 newly issued shares in dematerialized form with no nominal value of the Company (the “Offer Shares”), to be offered to the shareholders of ADLER Real Estate (each a “ADLER Shareholder”) as consideration for the Offer (the “Offer Consideration”). The Offer Shares grant full dividend entitlements as of the fiscal year 2019.

By resolution of the extraordinary General Meeting of June 16, 2015, the Company’s board of directors (the “Board of Directors”) is authorized until August 20, 2020 to increase the Company’s share capital up to €750,000,000 by issuing new shares with no nominal value against contributions in cash and/or in kind (the “Authorized Capital”).

The issuance of the Offer Shares shall originate from two separate resolutions of the Board of Directors: (i) a first resolution of the Board of Directors resolving to increase the Company’s share capital against contributions in kind under suppression of the shareholders’ preferential statutory subscription rights, adopted on January 16, 2020, by way of partial utilization of the Authorized Capital and through the issuance of up to 34,100,334 newly issued shares in dematerialized form with no nominal value of the Company (the “Basic Resolution”), and (ii) a second resolution by a duly appointed delegate of and in the name of the Board of Directors determining the final amount of the increase of the share capital and the exact number of Offer Shares, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period (as defined below), presumably on March 30, 2020 (the “Definitive Resolution” and, together with the Basic Resolution, the “Offer Capital Increase”).

The amount of the Company’s Authorized Capital is sufficient to carry out the Offer to its full extent.

2.3	No Consent for Use of the Prospectus

A consent to the use of the Prospectus with respect to a subsequent resale or a final placement of the Company’s shares by any third party has not been granted.

2.4	Admission to Trading

The Company will apply to have the Offer Shares admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) presumably for the beginning of April 2020.

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2.5	Forward-looking Statements

This Prospectus contains forward-looking statements. A forward-looking statement is a statement that does not relate to historical facts or events or to facts or events as of the date of the publication of the Offer Document. This applies, in particular, to statements in this Prospectus containing information on the ADO Properties Group’s future earnings capacity, plans and expectations regarding its business growth and profitability, and the general economic conditions to which the ADO Properties Group is exposed. Statements made using words such as “believes”, “predicts”, “forecasts”, “plans”, “intends”, “endeavors”, “expects”, “will”, “aims”, “targets” or similar terms and phrases, including reference and assumptions, may be an indication of forward-looking statements.

The forward-looking statements contained in this Prospectus are subject to risks and uncertainties as they relate to future events and are based on estimates and assessments made to the best of the Company’s present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the Company’s actual results, including the financial condition and profitability of the ADO Properties Group, to differ materially from, or fail to meet, the expectations expressed or implied in the forward-looking statements. These expressions can be found in different sections of this Prospectus, particularly in the sections entitled “1. Risk Factors”, “11. Description Of The Transactions”, “12. Markets And Competition” and wherever information is contained in this Prospectus regarding the Company’s intentions, beliefs, or current expectations relating to its future financial condition and results of operations, plans, liquidity, business outlook, growth, strategy and profitability, as well as the economic and regulatory environment to which the ADO Properties Group is subject.

It should be noted that the Company does not assume any obligation, except as required by law, to update or revise any forward-looking statement or to conform any such statement to new information, future events or developments or otherwise.

2.6	Appraiser

The independent, external appraiser CBRE GmbH, Hausvogteiplatz 10, 10117 Berlin, Germany (“CBRE”), has prepared a condensed valuation report (the “Valuation Report”) on the fair value of the ADO Properties Group’s properties as of June 30, 2019 pursuant to IAS 40 in conjunction with IFRS 13 under the International Financial Reporting Standards, as adopted by the European Union (“IFRS”), which is reprinted in this Prospectus on pages V-1 et seqq. For more information on CBRE’s independence, see “1.9 Compliance with Valuation Standards” on page V-6 of the Valuation Report. CBRE employs publicly appointed and sworn experts, members of the Royal Institution of Chartered Surveyors (RICS), as well as real estate experts certified in the area of valuations by HypZert GmbH. CBRE has consented to the inclusion of the Valuation Report in this Prospectus in the unmodified form in which it is presented. Except for the Gewobag Portfolio (as defined below), the Company affirms that, as of the date of the publication of the Offer Document, no material change in the value of the properties appraised in the Valuation Report has occurred since the valuation date of June 30, 2019.

The fair values of our investment properties as of September 30, 2019 were based on the valuation as of June 30, 2019 performed by CBRE and up-to-date experience regarding the location and category of the properties. The following table shows the adjustments and differences in the fair value of our investment properties as shown in the Valuation Report and as reported in the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as of September 30, 2019.

As of September 30, 2019
(unaudited)
(in € thousand)
Investment Properties
Fair Value of investment properties as shown in the Valuation Report (as of June 30, 2019)	4,328,953
Capital expenditures	11,079
Fair value adjustment for the Gewobag portfolio (1)	84,037
Classification for assets held for sale (2)	(920,000)

Fair Value of investment properties as reported as of September 30, 2019	3,504,069

(1)

Based on the sale price for 100% of the shares of subsidiaries of the Company owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units (the “Gewobag Portfolio”) of €920 million, the Company had fair value adjustments of €84 million since June 30, 2019.

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(2)

The Gewobag Portfolio was classified as assets held for sale as, on September 26, 2019, the Company announced the sale of the Gewobag Portfolio to GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin (the “Gewobag Sale”). The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale closed on November 29, 2019.

In addition, the Valuation Report includes the fair values of the trading properties (€45.7 million) and property and equipment (€5.4 million). These have not changed materially as of September 30, 2019. The fair value of all properties and property and equipment amounted to €4,380 million (as of June 30, 2019), according to the Valuation Report.

2.7	Sources of Market Data

In this Prospectus, the Company relies on and refers to information regarding its business and the markets in which it operates and competes. Certain economic and industry data, market data and market forecasts set forth in this Prospectus were extracted from the following market research, governmental and other publicly available information and independent industry publications.

•

Aengevelt Immobilien, AENGEVELT analysiert für Dresden Bedarf von 52.000 Neubauwohnungen bis 2030, press release dated November 10, 2017, available at: https://www.aengevelt.com/presse/artikel/news-detail/aengevelt-analysiert-fuer-dresden-bedarf-von-52000-neubauwohnungen-bis-2030.html, extracted on December 23, 2019 (“Aengevelt – Press Release”);

•

Amt für Statistik Berlin-Brandenburg, Statistiken – Bevölkerung – Natürliche Bevölkerungsbewegungen – Basisdaten, available at: https://www.statistik-berlin-brandenburg.de/BasisZeitreiheGrafik/Bas-NBB.asp?Ptyp=300&Sageb=12031&creg=BBB&anzwer=8, extracted on January 2, 2020 („Amt für Statistik Berlin-Brandenburg – Natürliche Bevölkerungsbewegungen“);

•

Amt für Statistik Berlin-Brandenburg, Statistiken – Bevölkerung – Wanderungen – Basisdaten, available at: https://www.statistik-berlin-brandenburg.de/BasisZeitreiheGrafik/Bas-Wanderungen.asp?Ptyp=300&Sageb=12035&creg=BBB&anzwer=9, extracted on January 2, 2020 („Amt für Statistik Berlin-Brandenburg – Wanderungen“);

•

Amt für Statistik Berlin-Brandenburg, Volkswirtschaftliche Gesamtrechnung der Länder, available at: https://www.statistik-berlin-brandenburg.de/produkte/produkte_jahrbuch.asp, extracted on December 23, 2019 (“Volkswirtschaftliche Gesamtrechnung der Länder”);

•

Berlin Senate Department for Urban Development and Housing (Berliner Senatsverwaltung für Stadtentwicklung und Wohnen), Stadtentwicklungsplan Wohnen 2030: Wohnungsbedarf bis 2030 liegt bei 194.000 Wohnungen, press release dated September 1, 2017, available at: https://www.stadtentwicklung.berlin.de/aktuell/pressebox/archiv_volltext.shtml?arch_1709/nachricht6409.html, extracted on December 23, 2019 (“Berlin Senate Department for Urban Development and Housing – Press Release”);

•	bulwiengesa, CONSUS Real Estate AG Deutschlands Projektentwickler Nr. 1, March 21, 2019 (“Bulwiengesa – Consus Nr. 1”);

•	Bulwiengesa/BFW – Projektentwicklerstudie 2018 and Bulwiengesa Projektentwicklerstudie 2018: A Städte, “Bulwiengesa Projektenwicklerstudie 2018”);

•

CBRE/empirica; CBRE-empirica-Leerstandsindex 2019, available at: https://www.empirica-institut.de/thema/regionaldatenbank/cbre-empirica-leerstandsindex, extracted on January 2, 2020 (“CBRE/empirica – Leerstandsindex”);

•

CBRE Research, 2018 Real Estate Market Outlook Germany, available at: https://www.cbre.com/research-and-reports/Germany-Real-Estate-Market-Outlook-2018, extracted on December 23, 2019 (“CBRE – Outlook 2018”);

•

CBRE Research, Real Estate Market Outlook Germany 2019, available at: https://www.cbre.com/research-and-reports/Germany-Real-Estate-Outlook-2019, extracted on December 23, 2019 (“CBRE – Outlook 2019”);

•

Creditreform, SchuldnerAtlas Deutschland, Jahr 2018, press release dated November 13, 2018, available at: https://www.creditreform.de/aktuelles-wissen/pressemeldungen-fachbeitraege/show/schuldneratlas-deutschland-2018, extracted on December 23, 2019 (“Creditreform – Schuldneratlas”);

(38)

•

Deloitte Touche Tohmatsu, Property Index, Overview of European Residential Markets, Where does residential price growth end?, 8th edition, July 2019, available at: https://www2.deloitte.com/content/dam/Deloitte/de/Documents/real-estate/property-index-2019-2.pdf, extracted on December 23, 2019 (“Deloitte – Property Index”);

•

Deutsche Bank Research, Germany property and metropolis market outlook 2019, March 14, 2019, available at https://www.dbresearch.com/PROD/RPS_EN-PROD/PROD0000000000488315/German_property_and_metropolis_market_outlook_2019.pdf, extracted on December 23, 2019 (“Deutsche Bank – Germany Property and Metropolis Market Outlook 2019”);

•

Deutsche Bundesbank, Comparison of the German MFI interest rate statistics (new business) and the Bundesbank’s former survey of lending and deposit rates, available at: https://www.bundesbank.de/resource/blob/621950/338ac6f71b4a4000d69950b698ed2ca5/mL/s510athype-data.pdf, extracted on January 2, 2020 (“Deutsche Bundesbank – Housing Loans to Households”);

•

Deutsche Bundesbank, System of indicators for residential property markets, December 2, 2019, available at: https://www.bundesbank.de/resource/blob/622520/c21bfab684bc24f4982f816f6991dcdb/mL/german-residential-property-market-data.pdf, extracted on December 23, 2019 (“Deutsche Bundesbank – Indicators for German Residential Property Markets”);

•	Deutsche Wohnen, Our pages about “Company”, available at: https://www.deutsche-wohnen.com/en/about-us/company/, extracted on December 23, 2019 (“Deutsche Wohnen”);

•

DZ HYP, Real Estate Market Germany 2018/2019, Strong demand drives up residential and office rents in metropolitan areas, October 2018, available at: https://www.dzhyp.de/fileadmin/user_upload/Dokumente/Ueber_uns/Marktberichte/DZ_HYP_Real_Estate_Market_Germany_2018_final.pdf, extracted on December 23, 2019 (“DZ HYP – Real Estate Market Germany 2018/2019”);

•	empirica, Wohnungsbauprognose 2019-22, empirica paper Nr. 244 („empirica – Wohnungsbauprognose“);

•	empirica, Preisdatenbank, available at: https://www.empirica-systeme.de, extracted on January 2, 2020 (“empirica – Preisdatenbank”);

•

Engel & Völkers Commercial, Wohn- & Geschäftshäuser, Residential Investment, Marktreport 2019/2020, Berlin, June 2019, available at: https://www.engelvoelkers.com/de-de/berlincommercial/doc/Berlin_MR_WGH_6-Seiter_2019_2020_Web.pdf, extracted on December 23, 2019 (“Engel & Völkers – Residential Investment”);

•

European Central Bank, Press Conference, Mario Draghi, President of the ECB, Luis de Guindos, Vice-President of the ECB, Frankfurt am Main, 12 September 2019, available at: https://www.ecb.europa.eu/press/pressconf/2019/html/ecb.is190912~658eb51d68.en.html, extracted on December 23, 2019(“ECB – Monetary Policy Decisions”);

•

European Mortgage Federation (EMF), Hypostat 2019 – A Review of Europe’s Mortgage and Housing Markets, September 2019, available via: https://hypo.org/ecbc/publications/hypostat/, extracted on December 23, 2019 (“EMF Hypostat 2019”);

•

Eurostat, Distribution of population by tenure status, type of household and income group – EU-SILC survey, last updated December 17, 2019, available at: http://appsso.eurostat.ec.europa.eu/nui/show.do?wai=true&dataset=ilc_lvho02, extracted on December 23, 2019 (“Eurostat – Distribution of Population by Tenure Status”);

•

Eurostat, Population projections, last updated 3 July 2019, available at: https://ec.europa.eu/eurostat/databrowser/view/tps00002/default/table?lang=en, extracted on December 23, 2019 (“Eurostat – Population Forecast”);

•

Eurostat, Share of rent related to occupied dwelling in disposable household income, by type of household and income group – EU-SILC survey, last updated December 17, 2019, available via: http://appsso.eurostat.ec.europa.eu/nui/show.do?dataset=ilc_mded02&lang=en, extracted on December 23, 2019 (“Eurostat – Share of Rent”);

•

Eurostat, Unemployment statistics, last updated October 2019, available at: https://ec.europa.eu/eurostat/statistics-explained/index.php/Unemployment_statistics, extracted on December 23, 2019 (“Eurostat – Unemployment”);

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•

GfK, Deutsche haben 2019 rund 763 Euro mehr zur Verfügung, press release dated December 13, 2018, available at: https://www.gfk.com/de/insights/press-release/deutsche-haben-2019-rund-763-euro-mehr-zur-verfuegung, extracted on December 23, 2019 (“GfK – Purchasing Power Germany”);

•

Hamburg Institute of International Economics (HWWI) / Joh. Berenberg, Gossler & Co. KG, HWWI/Berenberg-Städteranking 2017: Die 30 größten Städte Deutschlands im Vergleich, July 2017, available at: http://www.hwwi.org/fileadmin/hwwi/Publikationen/Partnerpublikationen/Berenberg/HWWI-Berenberg-Staedteranking_2017-final.pdf, extracted on December 23, 2019 (“HWWI/Berenberg – 30 größten Städte Deutschlands”);

•

Helaba Research, Real Estate Report: Focus on German Housing Market, September 19, 2016, available at: https://www.helaba.de/blueprint/servlet/blob/docs/403528/09c28986b8992b3950061ca1cab26485/immobilienreport-e-20160919-data.pdf, extracted on December 23, 2019 (“Helaba Research – Focus on German Housing Market”);

•

Institut der deutschen Wirtschaft Köln, Zuwanderung in die Großstädte und resultierende Wohnungsnachfrage, Gutachten für die d.i.i. Deutsche Invest Immobilien GmbH, 7 February 2017, available at: https://www.iwkoeln.de/fileadmin/publikationen/2017/325122/IW_Gutachten_2017_Zuwanderung_Grossstaedte_Wohnungsnachfrage.pdf, extracted on December 23, 2019 (“IW Köln – Zuwanderung und Wohnungsnachfrage”);

•

Institut der deutschen Wirtschaft Köln, Wohnungsmangel in den Städten, Leerstand auf dem Land, IW-Kurzberichte 44.2017, June 19, 2017, available at: https://www.iwkoeln.de/fileadmin/publikationen/2017/342975/IW-Kurzbericht_44_2017_Wohnungsmangel.pdf, extracted on December 23, 2019 (“IW Köln – Wohnungsmangel”);

•

Jones Lang LaSalle, Research Report, Housing Market Report Germany 2019, May 2019, available at: https://www.jll.de/en/trends-and-insights/research/housing-market-report-germany, extracted on December 28, 2019 (“JLL – Housing Market Report Germany”);

•

Jones Lang LaSalle, Residential City Profile, Berlin, 1st half of 2019, August 2019, available at: https://www.joneslanglasalle.com.vn/content/dam/jll-com/documents/pdf/research/emea/germany/en/Residential-City-Profile-Berlin--JLL-Germany.pdf, extracted on December 23, 2019 (“JLL – Berlin Residential Profile”);

•	Kommunale Statistikstelle Dresden, Statistische Mitteilungen – Bauen und Wohnen 2016 (“Kommunale Statistikstelle Dresden – Bauen und Wohnen 2016”);

•

Leipziger Volkszeitung, „Wir brauchen jedes Jahr 4500 neue Wohnungen“, August 21, 2016, available at: https://www.lvz.de/Leipzig/Lokales/So-will-die-wachsende-Stadt-Leipzig-fuer-genuegend-Wohnungen-sorgen-Interview-mit-Baubuergermeisterin-Dubrau, extracted on December 23, 2019 (“Leipziger Volkszeitung”);

•	OECD, Statistics, Analytical house prices indicators, available at: http://stats.oecd.org/Index.aspx?DataSetCode=HOUSE_PRICES, extracted on December 23, 2019 (“OECD – House Prices Indicators”);

•	Planet Home Immobilien, Leipzig 2015/2016 (“Planet Home 2016”);

•

Prognos, Studie Wohnungsbautag 2017, Wohnraumbedarf in Deutschland und den regionalen Wohnungsmärkten, Endbericht, May 31, 2017l, available at: https://www.prognos.com/uploads/tx_atwpubdb/Prognos_Studie_Wohnungsbautag_2017.pdf, extracted on December 23, 2019 (“Prognos – Wohnraumbedarf”);

•

Savills, German Residential Market, Ownership structure of the residential market, March 2019, available at: https://pdf.euro.savills.co.uk/germany-research/eng-2019/spotlight-ownership-structure-of-the-german-residential-market.pdf, extracted on December 23, 2019 (“Savills – Owernship in the Residential Market”);

•

Statista, Prognose zur Entwicklung der Pro-Kopf-Wohnfläche in Deutschland bis zum Jahr 2030 nach Regionen (in Quadratmeter), available at: https://de.statista.com/statistik/daten/studie/155747/umfrage/prognose-der-wohnflaechenentwicklung-bis-2030, extracted on January 2, 2020 (“Statista – Pro-Kopf-Wohnfläche”);

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•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Wohngebäude, Wohnungen, Wohnfläche: Deutschland, Stichtag, Anzahl der Wohnungen, available at: https://www-genesis.destatis.de/genesis/online/data?operation=table&code=31231-0001&levelindex=1&levelid=1577805676968, extracted on January 2, 2020 (“Federal Statistical Office – Anzahl der Wohnungen”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Bevölkerung: Bundesländer, Stichtag, available at: https://www-genesis.destatis.de/genesis/online/data?operation=table&code=12411-0010&levelindex=1&levelid=1577805455495, extracted on January 2, 2020 (“Federal Statistical Office – Bevölkerung Berlin”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Bevölkerung: Kreise, Stichtag, available at: https://www-genesis.destatis.de/genesis/online/data?operation=table&code=12411-0015&levelindex=1&levelid=1577803780271, extracted on January 2, 2020 (“Federal Statistical Office – Bevölkerung Kreise”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tables, Building activity, Building Permits for building construction, available at: https://www.destatis.de/EN/Themes/Economic-Sectors-Enterprises/Construction/_node.html#sprg265480, extracted on December 23, 2019 (“Federal Statistical Office – Building Permits”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Consumer price index for Germany, available at: https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Basic-Data/vpi041j.html, extracted on December 23, 2019 (“Federal Statistical Office – Consumer Prices”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Population by sex and citizenship, available at: https://www.destatis.de/EN/Themes/Society-Environment/Population/Current-Population/Tables/liste-current-population.html, extracted on December 23, 2019 (“Federal Statistical Office – Population”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Estimate for 2018: population increased to 83.0 million, Press release No. 029 of 25 January 2019, available at: https://www.destatis.de/EN/Press/2019/01/PE19_029_12411.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 029”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), 45 million persons in employment in December 2018, Press release No. 036 of 31 January 2019, available at: https://www.destatis.de/EN/Press/2019/01/PE19_036_132.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 036”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), 44.7 million persons in employment in January 2019, Press release No. 075 of 1 March 2019, available at: https://www.destatis.de/EN/Press/2019/03/PE19_075_132.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 075”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Population in Germany: 83.0 million at the end of 2018, Press release No. 244 of 27 June 2019, available at: https://www.destatis.de/EN/Press/2019/06/PE19_244_12411.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 244”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Immigration 2018: Germany grew by 400,000 people, Press release No. 271 of 16 July 2019, available at: https://www.destatis.de/EN/Press/2019/07/PE19_271_12411.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 271”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), One in five persons lived in a one-person household in 2018, Press release No. 272 of 16 July 2019, available at: https://www.destatis.de/EN/Press/2019/07/PE19_272_122.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 272”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Turnover in accommodation and food service activities in May 2019 in real terms: +0.5% to May 2018, Press release No. 275 of 17 July 2019, available at: https://www.destatis.de/EN/Press/2019/07/PE19_275_45213.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 275”);

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•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), CORRECTION: Gross domestic product: detailed results for the 2nd quarter of 2019, Press release No. 321 of 27 August 2019, available at: https://www.destatis.de/EN/Press/2019/08/PE19_321_811.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 321”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Gross domestic product: detailed results for the 3rd quarter of 2019, Press release No. 448 of 22 November 2019, available at: https://www.destatis.de/EN/Press/2019/11/PE19_448_811.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 448”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Consumer prices in November 2019: 1.1% rise on November 2018 expected, Press release No. 454 of 28 November 2019, available at: https://www.destatis.de/EN/Press/2019/11/PE19_454_611.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 454”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), October 2019: number of persons in employment up 0.7% year on year, Press release No. 455 of 29 November 2019, available at: https://www.destatis.de/EN/Press/2019/11/PE19_455_132.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 455”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Consumer prices in November 2019: +1.1% on November 2018, Press release No. 477 of 12 December 2019, available at: https://www.destatis.de/EN/Press/2019/12/PE19_477_611.html, extracted on December 23, 2019 (“Federal Statistical Office – Press Release 477”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Privathaushalte: Bundesländer, Jahre, Haushaltsgröße, available at: https://www-genesis.destatis.de/genesis/online/data?operation=previous&levelindex=0&step=0&titel=Tabellenaufbau&levelid=1577983281921, extracted on January 2, 2020 (“Federal Statistical Office – Privathaushalte Bundesländer”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Privathaushalte: Deutschland, Jahre, Haushaltsgröße, available at: https://www-genesis.destatis.de/genesis/online/data?operation=table&code=12211-0102&levelindex=1&levelid=1577805897304, extracted on January 2, 2020 (“Federal Statistical Office – Privathaushalte Deutschland”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), 45 million persons in employment in 2018, Press release No. 036 of 31 January 2019, available at: https://www.destatis.de/EN/Press/2019/01/PE19_036_132.html, extracted on December 23, 2019 (“Federal Statistical Office – Unemployment”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Charts, Residential rental price index, available at: https://www-genesis.destatis.de/genesis/online/logon?sequenz = tabelleErgebnis&selection name= 6 1111 0004&sachmerkmal=CC98A4&sachschluessel=CC04*,CC05*&zeitscheiben=3, extracted on December 23, 2019 (“Federal Statistical Office – Residential Rental Price Index”);

•

Statistisches Bundesamt (Destatis) (German Federal Statistical Office), Tabellen, Vorausberechneter Bevölkerungsstand: Bundesländer, Stichtag, Varianten der Bevölkerungsvorausberechnung, available at: https://www-genesis.destatis.de/genesis/online/data?operation=table&code=12421-0003&levelindex=1&levelid=1577805558756, extracted on January 2, 2020 (“Federal Statistical Office – Vorausberechnete Bevölkerung Berlin”);

•

United Nations, Department of Economic and Social Affairs, Population Dynamics, World Urbanization Prospects 2018, available at: https://population.un.org/wup/Download, extracted on December 23, 2019 (“United Nations – World Urbanization Prospects”); and

•	Vonovia, Company Profile, available at: https://investoren.vonovia.de/websites/vonovia/English/1009/company-profile.html, extracted on December 23, 2019 (“Vonovia”).

None of the information has been separately verified by the Company.

Where information in this Prospectus has been specifically identified as having been extracted from third party documents, the Company confirms that this information has been accurately reproduced and that as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Although the Company has no reason to believe that any of this information is inaccurate in any material

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respect, the Company has not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. The Company does not make any representation as to the accuracy of such information.

This Prospectus also contains estimates of market data and information derived from these estimates that would not be available from publications issued by market research firms or from any other independent sources. This information is based on internal estimates of the Company and, as such, may differ from the estimates made by competitors of the Company or from data collected in the future by market research firms or other independent sources. In addition, the Company assumes no obligation, except as required by law, to give updates of these figures.

2.8	Documents Available for Inspection

For the duration of the validity of this Prospectus, copies of the following documents will be available free of charge for inspection during regular business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of the Company at 1B, Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg:

•	the Company’s articles of association (the “Articles of Association”);

•	the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as of and for the nine-month period ended September 30, 2019;

•	the Company’s audited consolidated annual financial statements prepared in accordance with IFRS as of and for the fiscal year ended December 31, 2018;

•	the Company’s audited consolidated annual financial statements prepared in accordance with IFRS as of and for the fiscal year ended December 31, 2017;

•	the Company’s audited consolidated annual financial statements prepared in accordance with IFRS as of and for the fiscal year ended December 31, 2016; and

•	the Offer Document (as defined below).

The abovementioned documents are also available on the Company’s website at www.ado.properties under “Investor Relations”.

This Prospectus contains certain references to websites. The information on these websites does not form part of the Prospectus and has not been scrutinized or approved by BaFin in its capacity as competent authority for the approval of publication of the Offer Document.

The Company’s future consolidated financial statements and condensed interim consolidated financial statements will be available from the Company on its website and from the paying agent named in this Prospectus (see “16.7. Luxembourg Paying Agent and LuxCSD Principal Agent”).

2.9	Currency Presentation and Presentation of Figures

In this Prospectus, unless otherwise indicated, all references to “€”, “EUR” or “Euro” are to the currency introduced at the start of the third stage of the European economic and monetary union, and as defined in Article 2 of Council Regulation (EC) No 974/98 of May 3, 1998 on the introduction of the Euro, as amended. Furthermore, all references to “ILS” or “Israeli new shekel” are to the currency of Israel.

Where financial information in tables in this Prospectus is labelled “audited”, this means that it has been taken from the audited financial statements included elsewhere in this Prospectus. The label “unaudited” is used in tables in this Prospectus to indicate financial information that has not been taken from the audited financial statements included elsewhere in this Prospectus, but was taken either from the Company’s unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2019, or the Company’s internal reporting system, or is based on calculations of figures from the abovementioned sources.

All of the financial data presented in the Prospectus are shown in thousands of Euro (in € thousands or “€ thousand”), except as otherwise stated.

Certain financial information (including percentages) in this Prospectus have been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in tables in this Prospectus may not correspond in all cases

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to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

2.10	Time Specifications

References to “CET” in this Prospectus refer to Central European Time or Central European Summertime, as the case may be. References to time in this Prospectus refer to CET, unless stated otherwise.

References to a “Bank Business Day” in this Prospectus refer to a day on which banks in Frankfurt am Main, Germany, are open for general business.

2.11	Rating

The Company is assigned a long-term issuer credit rating of “BBB-” with a negative outlook by S&P. S&P has a registered office in the European Union and has been validly registered by ESMA pursuant to Regulation (EC) 1060/2009 of the European Parliament and of the Council of September 16, 2009 on credit rating agencies, as amended by Regulation (EC) 513/2011.

The Company is assigned a “Baa3” rating with a negative outlook by Moody’s. Moody’s has a registered office in the European Union and has been validly registered by ESMA pursuant to Regulation (EC) 1060/2009 of the European Parliament and of the Council of September 16, 2009 on credit rating agencies, as amended by Regulation (EC) 513/2011.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization (see: “1.2.4 A downgrade or a withdrawal of the Company’s current credit rating may impact our ability to obtain financing or issue further debt and may have a negative impact on our debt costs and on the share price of the Company.”).

The following statements are based on the information (in English) on the websites of S&P (standardandpoors.com) and Moody’s (moodys.com) as of the date of the publication of the Offer Document.

An S&P Global Ratings issuer credit rating is a forward-looking opinion about an obligor’s overall creditworthiness. This opinion focuses on the obligor’s capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. Issuer credit ratings can be either long-term or short-term. The long-term issuer credit rating categories awarded by S&P range from the highest rating “AAA”, which is defined as an extremely strong capacity of an obligor to meet its financial commitments to the lowest rating “D”, which is defined as a default on all or substantially all of an obligor’s financial obligations as they come due, whether long- or short-term, including rated and unrated obligations but excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms. S&P define a “BBB” rating for a long-term issuer as follows: An obligor rated ‘BBB’ has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. Issuers are assigned long-term ratings. The global long-term rating scales awarded by Moody’s range from the highest rating “Aaa” defined as obligations of the highest quality, subject to the lowest level of credit risk to the lowest rating “C” defined as the lowest rated obligations and typically in default, with little prospect for recovery of principal or interest. Moody’s defines a “Baa” rating as follows: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative

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characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

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3.        THE OFFER

The following section contains a description of the principal terms of the Offer. Investors should read this section in connection with the Offer Document, and the information contained elsewhere in this Prospectus, including the exhibits and annexes, prior to making any decision as to the matters described herein.

3.1	Subject Matter of the Offer

The Offer comprises 34,100,334 newly issued ordinary shares in dematerialized form with no nominal value for the acquisition of all shares of ADLER Real Estate with ISIN DE0005008007 with a proportionate amount of the share capital of ADLER Real Estate of €1.00 each, including full dividend entitlements and all ancillary rights at the time of the settlement of the offer (the “ADLER Shares”) (excluding the shares directly held by the Company).

The Company is offering 0.4164 newly issued shares in dematerialized form with no nominal value of the Company (the “Offer Shares”) for every one (1) ADLER Share. The Offer Shares grant full dividend entitlements as of the fiscal year 2019.

By resolution of the extraordinary General Meeting of June 16, 2015, the Company’s board of directors (the “Board of Directors”) is authorized until August 20, 2020 to increase the Company’s share capital up to a total of €750,000,000 by issuing new shares with no nominal value against contributions in cash and/or in kind (the “Authorized Capital”).

The issuance of the Offer Shares shall originate from two separate resolutions of the Board of Directors: (i) a first resolution of the Board of Directors resolving to increase the Company’s share capital against contributions in kind under suppression of the shareholders’ preferential statutory subscription rights, adopted on January 16, 2020, by way of partial utilization of the Authorized Capital and through the issuance of up to 34,100,334 newly issued shares in dematerialized form with no nominal value of the Company (the “Basic Resolution”), and (ii) a second resolution by a duly appointed delegate of and in the name of the Board of Directors determining the final amount of the increase of the share capital and the exact number of Offer Shares, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period (as defined below), presumably on March 30, 2020 (the “Definitive Resolution” and, together with the Basic Resolution, the “Offer Capital Increase”).

The amount of the Company’s Authorized Capital is sufficient to carry out the Offer to its full extent.

3.2	Closing Conditions

The Offer is not subject to conditions.

3.3	Exchange Offer Period and Settlement

3.3.1	Acceptance Period

The period for the acceptance of the Offer starts with the publication of the offer document (the “Offer Document”) pursuant to Sections 34, 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG”) on February 7, 2020. It is expected to expire on

March 6, 2020, 24:00 hours (midnight) (CET)

The period for acceptance of the Offer, including all extensions of this period (CET) resulting from provisions of the WpÜG (but excluding the Additional Acceptance Period described below), is hereinafter uniformly referred to as the “Acceptance Period”.

The Company may amend the Offer in accordance with Section 21 para. 1 WpÜG until one working day (Werktag) prior to the expiration of the Acceptance Period at 24:00 hours, i.e. until March 5, 2020, at 24:00 hours (midnight) (CET). If an amendment to the Offer were to be published within the last two weeks prior to the expiration of the Acceptance Period, the Acceptance Period would be extended by two weeks according to Section 21 para. 5 WpÜG and will end on March 16, 2020, at 24:00 hours (midnight) (CET), even if the amended Offer violates applicable laws.

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The Declaration of Acceptance shall only become effective if the Tendered Shares tendered during the Acceptance Period are rebooked to the ISIN DE000A254V20 at Clearstream at the latest by 18:00 hours (CET) on the second Banking Day after the expiration of the Acceptance Period. These rebookings are to be effected by the respective Custodian Banks immediately upon receiving the Decleration of Acceptance.

If during the Acceptance Period a competing offer within the meaning of Section 22 para. 1 WpÜG is launched by a third party (the “Competing Offer”), the Acceptance Period for the Offer will correspond to the date on which the acceptance period of the Competing Offer expires (Section 22 para. 2 WpÜG), even if such Competing Offer is amended, prohibited or violates applicable laws.

If a shareholders’ meeting of ADLER Real Estate is called in connection with the Offer after the Offer Document has been published, the Acceptance Period will be a ten-week period beginning with the publication of the Offer Document (Section 16 para. 3 sentence 1 WpÜG). The Acceptance Period would in this case end, notwithstanding an extension of the Acceptance Period as a result of (i) an amendment of the Offer within the last two weeks prior to the expiration of the Acceptance Period, or (ii) the launch of a Competing Offer, on April 17, 2020 at 24:00 hours (midnight) (CET).

With regard to the right of withdrawal in the event of an amendment to the Offer or in the event of the launch of a Competing Offer, reference is made to the information under “3.7.1 Withdrawal rights pursuant to the WpÜG”. The Company will publish any extension of the Acceptance Period as set out in the Offer Document.

Pursuant to Section 16 para. 2 sentence 1 WpÜG, ADLER Shareholders who have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after the Company has published the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”).

Subject to an extension of the Acceptance Period and assuming publication of the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG on March 11, 2020, the Additional Acceptance Period will commence on March 12, 2020 and end on March 25, 2020, at 24:00 hours (CET). Subject to the tender right pursuant to Section 39c WpÜG, the Offer may no longer be accepted after the expiration of this Additional Acceptance Period.

3.3.2	Settlement of the Offer

The Company has commissioned BNP Paribas Securities Services S.C.A, Frankfurt branch, 60327 Frankfurt am Main, Germany (phone: +49 69 1520 5277; email: Frankfurt.gct.operations@bnpparibas.com) (the “Settlement Agent”) with the technical execution of the Offer and as so-called exchange trustee with the exchange of the Tendered Shares against the Offer Consideration.

ADLER Shareholders may only accept the Offer by declaring within the Acceptance Period (i) the acceptance of the Offer to their respective custodian credit institution (the “Custodian Bank”) in the form provided for instructions to this Custodian Bank (the “Declaration of Acceptance”), and (ii) instructing their Custodian Bank to transfer the ADLER Shares held in their custody account for which the Offer shall be accepted into ISIN DE000A254V20 at Clearstream.

The receipt of the Declaration of Acceptance by the respective Custodian Bank is decisive for compliance with the Acceptance Period. Declarations of Acceptance which are not received by the respective Custodian Bank within the Acceptance Period or which are incorrectly or incompletely completed shall not be deemed to be an acceptance of the Offer and shall not entitle the relevant ADLER Shareholder to receive the Offer Consideration. Neither the Company nor persons acting jointly with the Company pursuant to Section 2 para. 5 WpÜG or its subsidiaries or the Settlement Agent are obliged to notify the respective ADLER Shareholder of any defects or errors in the declaration of acceptance and shall not be liable in the event of failure to do so.

By submitting the Declaration of Acceptance:

(1)

the respective ADLER Shareholders accept the Offer on the terms set forth in the Offer Document for all ADLER Shares held in their custody account at the respective Custodian Banks at the time of the Declaration of Acceptance, unless a different number is explicitly stated in the Declaration of Acceptance;

(2)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to rebook the ADLER Shares specified in the Declaration of Acceptance to ISIN DE000A254V20 at Clearstream, but to initially leave such ADLER Shares in their own custody account;

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(3)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks in turn to instruct and authorize Clearstream to rebook the Tendered Shares left in the securities accounts of the respective Custodian Banks after the expiration of the Additional Acceptance Period and prior to the adoption of Definitive Resolution for the purpose of the Offer Capital Increase to the account of the Settlement Agent at Clearstream;

(4)

the respective ADLER Shareholders, subject to the expiration of the Additional Acceptance Period, transfer the ownership of the Tendered Shares, including all rights (in particular dividend entitlements) attached to the Tendered Shares at the time of the transfer to the Company with effect on the date of the Definitive Resolution, provided that these Tendered Shares are to be held exclusively by the Settlement Agent and will be transferred against provision of the Offer Consideration per Tendered Share;

(5)

the respective ADLER Shareholders agree that from the time the Tendered Shares are transferred to an account held by the Settlement Agent at Clearstream, a disposal of the Tendered Shares will no longer be possible and a disposal of the Offer Shares they are entitled to as Offer Consideration will not yet be possible; during this time, the respective ADLER Shareholders only hold a claim for delivery of a number of Offer Shares corresponding to the Offer Consideration under the provisions explicitly set forth in this Offer Document;

(6)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to subscribe for 0.4164 Offer Shares against contribution in kind of one (1) Tendered Share, in the name, on behalf and for the account of and acting as a proxy for the respective ADLER Shareholders, it being understood that the Settlement Agent will act in the name, on behalf and for the account of all shareholders that are shown (on an aggregate basis only) in the Clearstream system as having tendered their ADLER Shares (without having access to and without disclosing the identity of the respective individual ADLER Shareholder);

(7)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to contribute the Tendered Shares as a contribution in kind against 0.4164 Offer Shares per one (1) Tendered Share in the name, on behalf and for the account of and acting as a proxy for the respective ADLER Shareholders and to receive the Offer Consideration; the Settlement Agent will, in turn, transfer the Offer Consideration through Clearstream to the Custodian Banks and the respective Custodian Bank will credit the Offer Shares, which (subject to the terms and conditions regarding Fractional Shares of the Offer Shares, which will be sold by way of fractional adjustment (Aktienspitzenverwertung)) correspond to the respective Tendered Shares to the account of the respective former ADLER Shareholder at the respective Custodian Bank;

(8)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to execute in the name, on behalf and for the account of and as a proxy for the respective ADLER Shareholders a contribution and subscription form in connection with the subscription in accordance with the foregoing declaration under (6) and the contribution in accordance with the foregoing declaration under (7);

(9)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to pool and sell their Fractional Shares (together with other Fractional Shares in the form of whole Offer Shares), and, as the case may be, to transfer remaining Fractional Shares (if any) to the account of the Settlement Agent at Clearstream in order to bundle them with Fractional Shares from other Custodian Banks (if any) and to dispose of these Fractional Shares fractions or to instruct and to authorize Clearstream accordingly;

(10)

the respective ADLER Shareholders instruct and authorize the Settlement Agent to sell the remaining Fractional Shares of the Custodian Bank (together with other Fractional Shares in the form of whole Offer Shares), which are transferred by their respective Custodian Bank and/or Clearstream to the account of the Settlement Agent at Clearstream;

(11)

the respective ADLER Shareholders consent and accept that the proceeds credited for any of their Fractional Shares will be determined based on the average proceeds per Offer Share, which the respective Custodian Bank and/or Settlement Agent realized by monetizing whole Offer Shares representing such Fractional Shares on behalf of the respective ADLER Shareholders and that such average proceeds may vary between Custodian Banks;

(12)

the respective ADLER Shareholders instruct and authorize their respective Custodian Bank to credit the proceeds from a sale of their respective Fractional Shares to the account have set forth in the Declaration of Acceptance;

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(13)

the respective ADLER Shareholders instruct and authorize their respective Custodian Bank and the Settlement Agent under exemption from the prohibition against self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all expedient or necessary actions for the settlement of this Offer and to issue and receive notices, in particular for the purpose of effecting the transfer of ownership of the Tendered Shares to the Company; in particular, the respective ADLER Shareholders instruct and authorize the Settlement Agent under exemption from the prohibition against self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to make any and all declarations as agent on behalf and for the account of the respective ADLER Shareholders required in connection with the authorizations given under the above (1) through (11);

(14)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to instruct and authorize Clearstream to provide, directly or through the respective Custodian Bank and the Settlement Agent, on each Banking Day, with all information necessary for announcements regarding the acquisition of Tendered Shares, particularly the number of Tendered Shares in the account of the respective Custodian Bank transferred to Clearstream into ISIN DE000A254V20;

(15)

the respective ADLER Shareholders declare that the Tendered Shares are in their sole ownership, are not subject to any restrictions on disposal and are free from rights and claims of third parties at the time of the transfer of the ownership; and

(16)

the respective ADLER Shareholders instruct and authorize their respective Custodian Banks to forward the Declaration of Acceptance and, in the event of a withdrawal (see “3.7 Withdrawal rights of ADLER Shareholders who accept the Offer”), the declaration of withdrawal to the Settlement Agent.

The declarations, instructions, orders and authorizations listed in the paragraph above are granted irrevocably in the interest of a smooth and quick settlement of this Offer. They will lapse only in the event of an effective withdrawal from the agreements entered into by the acceptance of the Offer.

Tendered Shares that will be transferred to the Company pursuant to the above will initially remain in the custody accounts of the respective ADLER Shareholders and will be transferred into ISIN DE000A254V20 at Clearstream for the purpose of the settlement of the Offer. Ownership of the Tendered Shares will be transferred to the Company on the date of the Definitive Resolution.

The Settlement Agent will arrange for all Offer Shares created by the Offer Capital Increase to be transferred to the custody accounts of the ADLER Shareholders accepting the Offer or, in the event of a sale of the Tendered Shares, of the respective purchaser of the Tendered Shares. For one (1) ADLER Share, a total of 0.4164 Offer Shares will be granted as Offer Consideration to the former ADLER Shareholders who have accepted the Offer.

As is the case for the existing shares of the Company, the new Offer Shares are to be admitted to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The Offer Shares will only be transferred to the custody accounts held by the Custodian Banks at Clearstream following this admission.

The Offer Shares will be transferred to the custody accounts held by the Custodian Banks at Clearstream following expiration of the Additional Acceptance Period, but no earlier than after the adoption of the Definitive Resolution and the admission of the Offer Shares to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). This constitutes an offer by the Company to transfer the ownership of the Offer Shares in a way that does not require acceptance by the former ADLER Shareholders who have tendered the respective Tendered Shares, by the Settlement Agent.

If Fractional Shares are created due to the exchange ratio of the Offer Consideration, no shareholder rights can be exercised based on those, requiring a consolidation to full legal rights (so-called fractional adjustment) (Aktienspitzenverwertung). Fractional Shares will only be paid for in cash. In this regard, first the respective Custodian Banks and only thereafter (in case of Fractional Shares remaining) the Settlement Agent will sell the Fractional Shares allocated to the Offer Shares by combining them to whole Offer Shares on the stock market. The proceeds will then be paid to the respective ADLER Shareholders, which tendered the respective Tendered Shares, in accordance with the relevant Fractional Shares. Because market prices of Offer Shares may fluctuate, cash proceeds received by ADLER

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Shareholders that have tendered their ADLER Shares from any such fractional adjustments (Aktienspitzenverwertung) may be different than the amount calculated based on the market price of an Offer Share at the time of the settlement of the Offer. The Company, the Settlement Agent and the Custodian Banks do not guarantee that a sale of fractional adjustment will result in a certain price.

The Company has fulfilled its obligation regarding the delivery of the Offer Consideration once the Definitive Resolution has been adopted by the Board of Directors, the Offer Shares were admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), the Offer Shares were transferred to the accounts held by the Custodian Banks at Clearstream and payments regarding fractional adjustments, if any, were made. It is the obligation of the Custodian Banks to credit the Offer Consideration per ADLER Share as well as proceeds from fractional adjustments, if any, to the former ADLER Shareholders.

The Custodian Banks will transfer all of the Fractional Shares (remaining after the pooling into whole Offer Shares and selling these Offer Shares at the level of the Custodian Bank) to the account of the Settlement Agent at Clearstream. The Settlement Agent will, subsequent to the sale of whole Offer Shares by the respective Custodian Banks, sell those Fractional Shares for the benefit of the respective ADLER Shareholders. The proceeds resulting from such sales are to be credited to the accounts of the respective ADLER Shareholders at the latest within ten Bank Business Days after the Offer Shares have been credited into the accounts of the former ADLER Shareholders. Subsequently, remaining Fractional Shares (if any) will be compensated in cash to the extent no full Offer Shares can be issued.

Assuming the publication of results of the Offer occurs on March 30, 2020, the crediting of the Offer Shares with the respective Custodian Banks will be carried out by April 9, 2020 at the latest, and a crediting of the proceeds from the fractional adjustment will be carried out by April 27, 2020 at the latest.

With acceptance of the Offer, an agreement under the law of obligations between each of the accepting ADLER Shareholders and the Company will come into effect as of the date of the Decleration of Acceptance with respect to the contribution of the Tendered Shares in accordance with the provisions of the Offer Document. These agreements and their interpretation are governed solely by German law. The Offer Consideration for every one (1) Tendered Share consists of 0.4164 Offer Shares.

The in rem completion of the Offer will only take place following the expiration of the Additional Acceptance Period by providing the Offer Consideration for all of the Tendered Shares against transfer of all Tendered Shares. With the transfer of ownership of the Tendered Shares to the Company, all claims and other rights associated with the Tendered Shares are transferred to the Company.

ADLER Shareholders who want to accept the Offer during the Additional Acceptance Period should contact their respective Custodian Bank or any other securities services provider with which their ADLER Shares are deposited for any questions regarding the technical execution of the Offer. These institutions have been informed separately about the handling of the acceptance and the settlement of the Offer and will inform any ADLER Shareholder who holds ADLER Shares in their account about the Offer and the steps required for the acceptance thereof.

The statements set out in this section “3.3.2 Settlement of the Offer” shall apply mutatis mutandis to the acceptance during the Additional Acceptance Period. Accordingly, ADLER Shareholders who have not accepted the Offer for some or all of their ADLER Shares during the Acceptance Period can accept the Offer for such ADLER Shares during the Additional Acceptance Period by submitting a Declaration of Acceptance as set forth in this section “3.3.2 Settlement of the Offer”. Such Declaration of Acceptance likewise only becomes effective by transfer of the ADLER Shares, for which the acceptance was declared, into ISIN DE000A254V20 at Clearstream on time. The transfer will be arranged by the respective Custodian Bank upon receipt of the Declaration of Acceptance without undue delay.

The transfer of ADLER Shares at Clearstream shall be deemed effected on time if the transfer is effected prior to 18:00 hours (CET) on the second Bank Business Day following the expiration of the Additional Acceptance Period. The ADLER Shares tendered under the Offer for exchange during the Additional Acceptance Period which were transferred into ISIN DE000A254V20 on time are likewise designated as Tendered Shares.

3.4	Trading of Tendered Shares on a stock exchange

The Tendered Shares will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A254V20, presumably on

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the third Bank Business Day after commencement of the Acceptance Period. Trading of the Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) will presumably end with close of trading on the day before the adoption of the Definitive Resolution.

The Company will immediately publish the day on which trading for Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) is discontinued via an electronic information dissemination system within the meaning of Section 10 para. 3 sentence 1 no. 2 WpÜG or in the German Federal Gazette (Bundesanzeiger).

The respective acquirers of Tendered Shares assume all rights and obligations that result from the acceptance of the Offer, including the irrevocable declarations, instructions, orders and authorizations described above.

ADLER Shares not tendered for exchange will continue to be traded under ISIN DE0005008007.

3.5	Admission to the Frankfurt Stock Exchange and Commencement of Trading

The application for the admission of the Offer Shares to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) will be made for the beginning of April 2020. The application for admission to trading will be filed by the Company and J.P. Morgan AG, a credit institute with its seat in Germany and which is subject to German law. The Offer Shares will only be transferred to the custody accounts held by the Custodian Banks at Clearstream following this admission.

3.6	Expected Timetable

Subject to an extension of the Acceptance Period, the Offer is subject to the following expected timetable:

February 6, 2020	Approval of the Offer Document by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”)

February 7, 2020	Publication of the Offer Document on the website of the Company (https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html), making copies available for distribution free of charge at BNP Paribas Securities Services S.C.A., Frankfurt branch, 60327 Frankfurt am Main (inquiries by fax to +49 69 1520 5277 or by e-mail to Frankfurt.gct.operations@bnpparibas.com), and publication of an announcement in the German Federal Gazette (Bundesanzeiger)

Start of the Acceptance Period

Between February 7, 2020 and March 6, 2020	Announcement of the shareholdings of the Company and the voting rights in the ADLER Real Estate attributable to it pursuant to Section 30 WpÜG and the number of the instruments to be notified pursuant to Sections 38 and 39 WpHG as well as the shareholdings of the Company in the ADLER Real Estate pursuant to Section 23 para. 1 sentence 1 no. 1 WpÜG resulting from Declarations of Acceptance received

March 6, 2020	End of Acceptance Period (presumably), 24:00 hours (CET)

March 11, 2020	Publication of results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG

March 12, 2020	Begin of Additional Acceptance Period (presumably)

March 25, 2020	End of Additional Acceptance Period, 24:00 hours (CET)

March 30, 2020	Publication of results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 3 WpÜG on the website of the Company (https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html)

April 9, 2020	Settlement of the Offer and delivery of the Offer Shares

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3.7	Withdrawal rights of ADLER Shareholders who accept the Offer

3.7.1	Withdrawal rights pursuant to the WpÜG

ADLER Shareholders who accepted the Offer are entitled to the following statutory withdrawal rights:

(1) In the event of an amendment to the Offer pursuant to Section 21 para. 1 sentence 1 WpÜG, each ADLER Shareholder may withdraw from the contract concluded by the acceptance of the Offer until the expiration of the Acceptance Period pursuant to Section 21 para. 4 WpÜG if and to the extent that they have accepted the Offer prior to publication of the amendment of the Offer.

(2) In the event of a Competing Offer pursuant to Section 22 para. 1 WpÜG, the respective ADLER Shareholder may withdraw from the contract concluded by the acceptance of the Offer until the expiration of the Acceptance Period pursuant to Section 22 para. 3 WpÜG if and to the extent that they have accepted the Offer prior to publication of the offer document of the Competing Offer.

The shareholders of ADLER Real Estate, Tomas de Vargas Machuca, Klaus Wecken, Wecken & Cie, Ferry Wecken, Fairwater Multi-Strategy Investment ICAV, Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC, Uccelini Ltd., Alpine Real Estate Invest GmbH, Uhlandstrasse Investments GmbH, Uhlandstrasse Investment III GmbH & Co. KG, Chelmer GmbH and Long Mountain Services Inc., have committed by way of irrecovables to transfer their ADLER Shares under the Offer irrevocably and waived their rights arising from Section 21 para. 4 and Section 22 para. 3 WpÜG.

3.7.2	Exercise of the withdrawal rights pursuant to the WpÜG

ADLER Shareholders may only exercise their withdrawal rights set out under “3.7.1 Withdrawal rights pursuant to the WpÜG” by, prior to the expiration of the Acceptance Period:

(1) declaring to their respective Custodian Bank the withdrawal for a specified number of Tendered Shares in the form provided for instructions to the respective Custodian Bank (the “Declaration of Withdrawal”); and

(2) instructing their respective Custodian Bank to charge back a corresponding number of Tendered Shares held in their custody account for which withdrawal has been declared to ISIN DE0005008007 at Clearstream.

The Declaration of Withdrawal shall only become effective if the Tendered Shares of the withdrawing ADLER Shareholder, for which the withdrawal was declared, have been charged back in time. The chargeback of the Tendered Shares is deemed to have been in time, if such chargeback has been effectuated at the latest by 18:00 hours (CET) on the second Bank Business Day after the expiration of the Acceptance Period. The respective Custodian Bank shall effectuate the chargeback of the Tendered Shares for which the withdrawal was declared to ISIN DE0005008007 at Clearstream immediately after the receipt of the Declaration of Withdrawal. After the chargeback, the previously Tendered Shares will be tradeable again under ISIN DE0005008007.

The withdrawal from the acceptance of this Offer is irrevocable. Tendered Shares for which the right of withdrawal has been exercised effectively shall, following the withdrawal, be deemed to not have been submitted for exchange within the scope of this Offer. In such a case, the ADLER Shareholders can accept the Offer again prior to the expiration of the Acceptance Period or the Additional Acceptance Period (as the case may be), in the above described manner, provided that the Acceptance Period or the Additional Acceptance Period (as the case may be) has not yet expired.

3.8	Costs of the Offer

The Company expects that the total costs incurred by the Company in connection with the Offer will be approximately €20 million.

Acceptance of the Offer is free of charge and of fees of the Custodian Banks for ADLER Shareholders who hold their ADLER Shares at a domestic custodian bank (except for costs for transmitting the Declaration of Acceptance to the respective Custodian Bank). To this end, the Company will pay to the Custodian Banks a market standard commission, of which the Custodian Banks will be informed separately.

Any additional costs and expenses imposed by Custodian Banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective ADLER Shareholders.

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3.9	Information on the Offer Shares

3.9.1	Form and Certification

All of the Company’s shares are shares in dematerialized form with no nominal value. The Company’s shares have been issued in dematerialized form only and are subject to the Luxembourg law of April 6, 2013 on dematerialized securities, as amended. This means that the share capital, in deviation from the legal framework for no-par value shares of German stock corporations, is not securitized in a global share certificate. All of the Company’s shares are registered in a single securities issuance account with the single settlement organization LuxCSD S.A., 42, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg (“LuxCSD”). LuxCSD allows the deposit of issuances as well as the central settlement and custody of securities of all kinds, including shares in dematerialised form.

Dematerialized shares are only represented, and ownership of the shareholder over such shares is only established, by a record in the securities account. LuxCSD may, however, issue or request the Company to issue certificates relating to the Company’s shares for the purpose of the international circulation thereof.

3.9.2	Voting Rights

Each share of the Company entitles a shareholder to one vote at the General Meeting, subject to any limitations imposed by Luxembourg laws. There are no restrictions on voting rights. All of the Company’s shares carry the same voting rights.

3.9.3	Dividend and Liquidation Rights

The Offer Shares carry the same rights as the Company’s other shares, including full dividend entitlements as from the beginning of the fiscal year 2019. In the event that the Company is liquidated, any surplus will be distributed among shareholders in proportion to their interest in the Company’s share capital.

3.9.4	Currency of the Offer Shares

The Company’s shares, including the Offer Shares, are denominated in Euro.

3.9.5	ISIN / WKN / Common Code / Ticker Symbol

The trading details of the Offer Shares are as follows:

International Securities Identification Number (ISIN)	LU1250154413
German Securities Code (Wertpapierkennnummer (WKN))	A14U78
Common Code	125015441
Ticker Symbol	ADJ

3.9.6	Existing Quotation

As of the date of the publication of the Offer Document, all of the Company’s 44,194,607 outstanding shares are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

3.9.7	Disposal and Transferability of the Offer Shares

The Offer Shares are freely transferable. At the time of completion of the Offer (the “Completion”) and subject to applicable law, trading of the Offer Shares will not be subject to any prohibitions on disposals and there will not be any restrictions with respect to the transferability of the Offer Shares.

3.10	Material Interests of Persons regarding the Offer, including Conflict of Interests

The Company and ADLER Real Estate have an interest in the Offer, because they believe that the Completion will provide multiple benefits to the Combined Group. In this respect, the Company and ADLER Real Estate have an interest in the successful execution of the Offer.

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The shareholders of ADLER Real Estate, Tomas de Vargas Machuca, Klaus Wecken, Wecken & Cie, Ferry Wecken, Fairwater Multi-Strategy Investment ICAV, Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC, Uccelini Ltd., Alpine Real Estate Invest GmbH, Uhlandstrasse Investments GmbH, Uhlandstrasse Investment III GmbH & Co. KG, Chelmer GmbH and Long Mountain Services Inc. have an interest in the Offer as they have undertaken to accept the Offer.

The Company has mandated the Settlement Agent for the technical execution of the Offer.

In addition, J.P. Morgan Securities plc (“J.P. Morgan”) and Kempen & Co N.V. (“Kempen & Co”) are acting as financial advisors to the ADO Properties Group in connection with the Offer and providing investment banking and related services in this context. They will receive a success fee for these services in the event of the Completion, which is why the Settlement Agent, J.P. Morgan and Kempen & Co have an interest in the Offer.

There are no other interests or (potential) conflicts of interest that could be material to the Offer.

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4.        REASONS FOR THE OFFER; USE OF PROCEEDS

4.1	Reasons for the Offer

The Company will, under the Offer, acquire ADLER Shares. The Company’s business strategy is focused on creating one of the leading residential real estate companies in Germany. Through the Business Combination, the Combined Group will become a top-5 residential real estate company in Germany based on gross asset value and has the potential to ultimately create one of the largest listed residential real estate companies in Europe, characterized by diversification and synergistic growth.

4.1.1	Diversifying into Strong Locations Across Germany

The Company and ADLER Real Estate will consolidate approximately €8.6 billion in combined residential assets. The Company’s Berlin portfolio will be complemented by ADLER Real Estate’s Germany-wide portfolio, focused on German cities with attractive yield potential. In addition, the Combined Group will benefit from enhanced liquidity in the Company’s shares.

4.1.2	Operating and Financing Synergies

The Company believes that through the Business Combination it will realize income and cost synergies with a positive effect on combined FFO 1 of approximately €15 million to €20 million (before tax) per year. Operating synergies are expected to be derived from economies of scale in purchasing and streamlined corporate structures with a reduction in administrative costs.

A successful completion of the Offer will furthermore enable the realization of financing synergies on ADLER Real Estate’s debt, which are expected to be between €10 million to €19 million per year in the medium-term.

4.2	Use of Proceeds

All of the Offer Shares will be delivered to the ADLER Shareholders who have effectively and bindingly tendered their shares in exchange for the Offer Consideration in an amount resulting from the conversion ratio of 0.4164 Offer Shares for each one (1) ADLER Share tendered under the Offer. The Company will therefore not receive any proceeds from the Offer. The Company expects that the costs incurred by the Company in connection with the Offer (legal, banking and other professional fees and costs) will be approximately €20 million.

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5.        DIVIDEND POLICY; RESULTS AND EARNINGS PER SHARE; USE OF PROFITS

5.1	General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders’ share in profits is determined based on their respective interest in the Company’s share capital. In a Luxembourg public limited liability company (société anonyme), resolutions concerning the distribution of dividends for a given financial year, and the amount thereof, are adopted by the annual general shareholders’ meeting relating to such financial year.

The annual general shareholders’ meeting decides on the allocation of the annual profit, if any. In accordance with the Articles of Association, every year at least 5% of the net profit of the Company will be used to build up the legal reserve. This allocation ceases to be compulsory when the legal reserve amounts to 10% of the issued share capital, but is again compulsory if the reserve falls below this threshold. The remaining balance of the net profit will be at the disposal of the general shareholders’ meeting for distribution.

The annual general shareholders’ meeting shall determine how the remainder of the annual net profits shall be used and it may decide to resolve upon and pay dividends from time to time, as in its discretion it believes best suits the corporate purpose and company policy and within the limits of the Luxembourg Companies Law. Dividends, when payable, shall be paid in Euro or any other currency selected by the Board of Directors and will be paid at the time and place fixed by the Board of Directors within the limits of the decision of the general shareholders’ meeting.

The Articles of Association also provide that the Board of Directors may decide on and distribute interim dividends (also by way of staggered payments) by way of a cash dividend or by way of a dividend in kind, within the provisions of Article 461-3 of the Luxembourg Companies Law. The provisions included in Article 461-3 of the Luxembourg Companies Law provide that, inter alia, interim accounts showing that the funds available for distribution are sufficient shall be drawn up, and the amount to be distributed may not exceed total profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of the law or of the articles. Where the payments on account of interim dividends exceed the amount of the dividend subsequently decided upon by the general meeting, they shall, to the extent of the overpayment, be deemed to have been paid on account of the next dividend.

5.2	Dividend Policy and Earnings per Share

The Company intends to pay dividends in an amount of approximately 50% of FFO 1.

The following table sets forth the Company’s distributions to its shareholders for the periods indicated:

	For the year ended December 31,
	2018	2017	2016
	(audited)
	(in € thousand, unless otherwise indicated)
Profit for the year	397,464	367,512	410,768
Weighted number of shares outstanding (in thousand) (IFRS)	44,101	44,100	39,083
Basic earnings per share (in €)	8.77	8.07	10.11
Dividends distributed	26,460	19,845	13,475
Dividend per share (in €)	0.75	0.60	0.45

Other than stated above, the Company has not made any distributions to its shareholders during the fiscal years ended December 31, 2018, 2017 and 2016, the nine-month period ended September 30, 2019, and the period up to and including the date of publication of the Offer Document.

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6.         CAPITALIZATION AND INDEBTEDNESS; STATEMENT ON WORKING CAPITAL AND SIGNIFICANT CHANGES

The following tables set forth the consolidated capitalization and indebtedness of the Company as of November 30, 2019, taken or derived from the Company’s internal reporting system. Investors should read these tables in conjunction with “8. Selected Consolidated Financial Information of the Company”, “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of the ADO Properties Group”, the consolidated financial statements, including the related notes, contained in this Prospectus, and the financial information contained elsewhere in this Prospectus. Regarding the pro forma consolidated financial statements of the Company, see “10. Pro Forma Consolidated Financial Information of ADO Properties S.A. as of and for the Fiscal Year Ended December 31, 2018 and as of and for the Nine-Month Period Ended September 30, 2019”.

6.1	Capitalization

As of November 30, 2019
(in € thousand)
(unaudited)
Total current liabilities	95,946
of which guaranteed	—
of which secured (1)	34,267
of which unguaranteed/unsecured	61,679
Total non-current liabilities	1,574,659
of which guaranteed	—
of which secured (1)	695,608
of which unguaranteed/unsecured	879,051
Shareholder’s equity (2)	2,511,385
Share capital (3)	55
Legal reserves (4)	500,608
Other reserves (5)	2,010,721
Total (6)	4,181,990

(1)	The security comprises land charges, bank account pledges and pledges of shares in affiliates.
(2)	Referred to as total equity attributable to owners in the company in the Company’s consolidated financial statements.
(3)	Referred to as share capital in the Company’s consolidated financial statements.
(4)	Referred to as share premium in the Company’s consolidated financial statements.
(5)	Comprises the line items retained earnings and (other) reserves in the Company’s consolidated financial statements.
(6)	Sum of total current debt, total non-current debt and shareholder’s equity.

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6.2	Indebtedness

As of November 30, 2019
(in € thousand)
(unaudited)
A. Cash (1)	620,990
B. Cash equivalents	—
C. Trading securities	—
D. Liquidity (A) + (B) + (C)	620,990
E. Current Financial Receivable (2)	15,023
F. Current bank debt	—
G. Current portion of non-current debt (3)	34,267
H. Other current financial debt (4)	61,679
I. Current Financial Debt (F) + (G) + (H)	95,946
J. Net Current Financial Indebtedness (I) – (E) – (D)	(540,067)
K. Non-current bank loans (5)	695,608
L. Bonds Issued (6)	577,949
M. Other non-current loans (7)	301,102
N. Non-current Financial Indebtedness (K) + (L) + (M)	1,574,659
O. Net Financial Indebtedness (J) + (N)	1,034,591

(1)	Referred to as cash and cash equivalents in the Company’s consolidated financial statements.
(2)	Comprises the line items trade receivables as well as other receivables in the Company’s consolidated financial statements.
(3)	Referred to as current portion of other loans and borrowings in the Company’s consolidated financial statements.
(4)

Comprises the line items current portion of other financial liabilities, trade payables, other payables as well as the current portion of lease liabilities in the Company’s consolidated financial statements.

(5)	Referred to as non-current portion of other loans and borrowings in the Company’s consolidated financial statements.
(6)	Comprises the line items corporate bond as well as convertible in the Company’s consolidated financial statements.
(7)	Referred to as the non-current portion of other financial liabilities in the Company’s consolidated financial statements.

As of November 30, 2019, the Company had no indirect or contingent obligations.

6.3	Statement on Working Capital

The Company is of the opinion that the ADO Properties Group has sufficient working capital to meet its due payment obligations for at least a period of 12 months as from the date of the publication of the Offer Document.

6.4	Statement on Material Changes

Other than (i) the Gewobag Sale and (ii) the acquisition of approximately 22% of Consus Real Estate, no significant change in the financial position of the ADO Properties Group has occurred as from September 30, 2019.

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7.        DILUTION

Dilution comprises two aspects: Dilution of the shareholding and value-related dilution.

The dilution of the shareholding refers to the effect of the issuance of new shares on the individual percentage of shareholding of the existing shareholders as they cannot subscribe to the newly issued shares in this transaction in a proportion corresponding to their currently held stake.

Value-related dilution refers to the effect that the issuance of new shares at a certain issue price has on the Company’s equity per share.

The following calculation of dilution is based on the following assumptions:

•	As of September 30, 2019, ADLER Real Estate had 71,063,743 shares outstanding.

•

ADLER Real Estate has 9,444,878 convertible bonds outstanding with a conversion ratio of 1.1028, leading to a conversion of 10,415,811 shares at a conversion price of €12.5039. However, owing to the change of control, the conversion price would be adjusted to €12.0296, thereby creating 10,829,469 additional shares assuming full conversion. The conversion ratio is the ratio of one convertible bond to the number of shares of ADLER Real Estate at exercise of the conversion right by a holder of a convertible bond.

•	Upon Completion, ADLER Real Estate will have a total of 81,893,212 shares outstanding, assuming 100% conversion of the convertible bond.

•

ADLER Real Estate has not issued any stock options to the members of its management board or other employees which entitle their holders to receive new ADLER Shares prior to the completion of the Offer.

•	Except for the 81,893,212 outstanding shares, ADLER Real Estate will not issue any additional shares prior to the Completion.

•	The Offer will be accepted by 100% of the ADLER Shareholders, including the holders of the convertible bond.

•

Upon Completion, 81,893,212 ADLER Shares will be contributed to the Company in kind against the issuance of 34,100,334 Offer Shares (corresponding to an Offer Consideration of 0.4164 Offer Shares per ADLER Share).

•

The Company’s acquisition costs amount to approximately €1,265.5 million, based on the value of the 34,100,334 Offer Shares issued in exchange for the ADLER Shares tendered in connection with the Offer, each such Offer Share valued at €37,11, corresponding to the three-month volume-weighted average price of the Company’s shares on December 14, 2019, the day prior to the publication of the Company’s decision to launch the Offer, as notified by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)) to the Company on December 23, 2019.

•	The total costs incurred by the ADO Properties Group in connection with the Offer (legal, banking and other fees and costs) amount to €20 million.

•	There are no tax or interest effects. Furthermore, no goodwill is created upon Completion.

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	ADO Properties Group		ADLER Group
Net Book Value (1) prior to Completion
Equity attributable to the shareholders (net book value) (1) in accordance with IFRS as of September 30, 2019 (in € million)	2,436	(2)	1,438	(3)
Total number of shares	44,194,607		81,893,212
Equity attributable to the shareholders (net book value) (1) per share (in €)	55.12		17.56

	ADO Properties Group	ADLER Group
Net Book Value (1) after Completion
Increase in equity attributable to the shareholders (net book value) (1) (in € million) (4)	1,246	—
Equity attributable to the shareholders (net book value) (1) (in € million)	3,682	—
Dilution after Completion
Shares of the Company (5)	78,294,941	—
Equity attributable to the shareholders (net book value) (1) per share (in €)	47.03	—
Decrease in equity attributable to the shareholders (net book value) (1) per share (in €)	(8.09)	—
Decrease in equity attributable to the shareholders (net book value) (1) per share (in %)	14.7	—
Dilution of the shareholding of existing shareholders of the Company (in %) (6)	43.6	—

(1)

Net book value is calculated as the sum of total assets of the Company and ADLER Real Estate (sum all of assets/balance sheet assets) minus the sum of their total liabilities and non-controlling interests.

(2)	As shown in the unaudited condensed consolidated interim financial statements of the Company as of September 30, 2019 and for the nine-month period ended September 30, 2019.
(3)	As shown in the unaudited condensed consolidated interim financial statements of ADLER Real Estate as of September 30, 2019 and for the nine-month period ended September 30, 2019.
(4)

Based on the aggregate value of the newly issued Offer Shares in an amount of approximately €1,265.5 million (corresponding to the issuance of 34,100,334 Offer Shares at a value of €37.11 per Offer Share) minus the total costs incurred by the ADO Properties Group in connection with the Offer in an amount of €20 million.

(5)	Based on an issuance of 34,100,334 Offer Shares in exchange for 81,893,212 ADLER Shares (corresponding to an Offer Consideration of 0.4164 Offer Shares per 1 ADLER Share).
(6)	Based on a change in shareholding from 100.0% prior to the Offer to 56.4% following the Completion.

ADLER Shareholders who accept the Offer will not be exposed to value-related dilution.

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8.        SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The following financial data is extracted or derived from the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2018 (the “Fiscal Year 2018”), the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2017 (the “Fiscal Year 2017”) and the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2016 (the “Fiscal Year 2016”) as well as the unaudited condensed consolidated interim financial statements of the Company as of and for the nine-month period ended September 30, 2019 (the “9M 2019”), including comparative figures as of and for the nine-month period ended September 30, 2018 (the “9M 2018”). These audited consolidated annual financial statements annual and the unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS.

KPMG Luxembourg, Société cooperative (“KPMG”), has audited and issued an unqualified auditor’s report with respect to the consolidated financial statements for the Fiscal Year 2018, Fiscal Year 2017 and Fiscal Year 2016. The aforementioned audited consolidated annual financial statements and the unaudited condensed consolidated interim financial statements are included in this Prospectus beginning on page F-1.

Where financial data in the following tables is labeled “audited”, this means that it has been extracted from the audited financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial data that has not been taken from the audited financial statements mentioned above, but was taken either from the unaudited condensed consolidated interim financial statements of the Company or the accounting or controlling records of the Company, or is based on calculations of these figures. All of the financial data presented in the text and tables below are shown in thousands of euro (in € thousand), except as otherwise stated. In order to ensure that figures given in the text and the tables sum up to the totals given, the numbers are commercially rounded to the nearest whole number or in some cases to such number that facilitates the summing up. The percentage changes that are stated in the text and the tables have been commercially rounded to one decimal point unless stated otherwise. Financial data presented in parentheses denotes the negative of such number presented. In respect of financial data set out in the Prospectus, a dash (“–”) signifies that the relevant item is not affected.

The following selected consolidated financial data should be read together with the section “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of the ADO Properties Group”, the consolidated financial statements including the related notes contained in this Prospectus and additional financial information contained elsewhere in this Prospectus.

8.1	Selected Consolidated Financial Information

8.1.1	Selected Consolidated Statements of Profit or Loss Data

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Revenue	119,625	115,833	154,853	128,852	109,775
Cost of operations	(32,573)	(31,605)	(41,996)	(36,174)	(32,596	) (1)

Gross profit	87,052	84,228	112,857	92,678	77,179

General and administrative expenses	(14,666)	(11,543)	(18,451)	(12,762)	(13,245	) (1)
Other expenses	(10,815)	—	—	—	—
Changes in fair value of investment properties	342,766	197,785	404,936	383,638	444,268
Results from operating activities	404,337	270,470	499,342	463,554	508,202

Finance income	6,561	965	1,399	1,602	1,972
Finance costs	(23,983)	(21,090)	(32,915)	(29,609)	(29,700)
Net finance income (costs)	(17,422)	(20,125)	(31,516)	(28,007)	(27,728)

Profit before tax	386,915	250,345	467,826	435,547	480,474

Income tax expense	(58,843)	(39,368)	(70,362)	(68,035)	(69,706)

Profit for the period	328,072	210,977	397,464	367,512	410,768

(1)	Comparative figures for the year ended December 31, 2016 presented with immaterial adjustments.

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8.1.2	Selected Consolidated Statements of Financial Position Data

	As of September 30,		As of December 31,
	2019	2018	2018	2017	2016
	(unaudited) (in € thousand)		(audited) (in € thousand)
Certain Assets
Trading properties	27,882	37,990	35,028	42,961	39,718
Advances in respect of investment properties	6,300	9,037	6,300	34,425	11,805
Investment properties	3,504,062	3,802,448	4,044,023	3,271,298	2,278,935

Total assets	4,587,554	3,933,749	4,170,173	3,518,263	2,562,394

Certain Liabilities
Other loans and borrowings (current)	34,267	30,889	17,064	72,768	27,388

Current liabilities	526,007	330,595	74,989	122,860	62,242
Other loans and borrowings (non-current)	743,477	931,830	1,040,909	953,955	877,326

Non-current liabilities	1,574,317	1,589,013	1,897,902	1,563,910	1,013,648

8.1.3	Selected Consolidated Cash Flow Statement Data

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited) (in € thousand)		(audited) (in € thousand)
Net cash from operating activities	62,529	78,870	103,933	86,313	76,379
Net cash used in investing activities	(44,909)	(302,925)	(334,034)	(494,499)	(228,290)
Net cash from financing activities	11,601	132,642	136,537	346,295	265,887
Change in cash and cash equivalents during the period	29,221	(89,400)	(93,564)	(61,891)	113,976
Cash and cash equivalents at the beginning of the period	27,966	121,530	121,530	183,421	69,445
Cash and cash equivalents at the end of the period	57,186	32,130	27,966	121,530	183,421

8.2	Additional Non-IFRS Performance Measures

We believe that the key performance indicators described in this section constitute the most important indicators for measuring the operating and financial performance of the ADO Properties Group’s business.

We expect the performance measures EBITDA (from rental activities), EBITDA total, EBITDA margin (from rental activities), EBITDA margin total, EPRA NAV, FFO 1 (from rental activities), FFO 2 (including disposal result) and AFFO to be of use for potential investors. We believe that the performance measures are useful in evaluating the ADO Properties Group’s operating performance, the net value of the ADO Properties Group’s property portfolio, the level of the ADO Properties Group’s indebtedness and of cash flow generated by the ADO Properties Group’s business, because a number of companies, in particular companies in the real estate business, also publish these figures as key performance indicators. In particular, we are of the opinion that the performance measures EPRA NAV, FFO 1 (from rental activities), FFO 2 (including disposal results) and AFFO are important indicators to measure the operative and financial performance of the business of the ADO Properties Group and its internal controlling system. The operating result (from rental activities) is an indicator for the sustainable operative earning power of the rental activities and, thereby, a parameter for the inflow of liquidity from real estate companies. Furthermore, we are of the opinion that the performance measures EBITDA (from rental activities), EBITDA total, EBITDA margin (from rental activities) and EBITDA margin total are useful in the assessment of the operating and financial performance of the ADO Properties Group. However, the performance measures are not recognized as line items under IFRS and should not be considered as substitutes for figures on net assets, result before taxes, net earnings, cash flow from operating activities or other income statement, cash flow or balance sheet data, as determined in accordance with IFRS, or as

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indicators of profitability or liquidity. The performance measures do not necessarily indicate whether cash flow will be sufficient or available for the ADO Properties Group’s cash requirements, nor whether any such measure is indicative of the ADO Properties Group’s historical operating results.

The performance measures are not meant to be indicative of future results. Because not all companies calculate these performance measures in the same way, our presentation of the performance measures is not necessarily comparable with similarly-titled measures used by other companies.

The following table presents a summary of certain performance indicators for the periods presented.

	As of and for the nine- month period ended September 30,		As of and for the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(unaudited)
	(in € thousand, unless otherwise specified)		(in € thousand, unless otherwise specified)
Key performance measures
In-place rent (end of period, annualized)	138,843	133,469	135,877	110,782	95,027
of which residential units	117,481	113,528	114,711	93,806	82,481
of which commercial units	18,652	17,292	18,509	14,808	10,783
of which other & parking units	2,710	2,649	2,657	2,168	1,763
In-place rent (per month in € per sqm) (1)	6.94	6.90	6.75	6.89	6.32
residential units	6.89	6.65	6.73	6.42	6.11
commercial units	9.65	9.14	9.42	8.94	8.60
Like-for-like rental growth (residential) (in %) (2)	4.4	5.5	5.6	4.8	6.0
EBITDA from rental activities (3)	72,433	70,674	93,777	77,090	63,388
Net profit from privatizations	1,749	2,123	2,478	2,928	3,239
EBITDA from rental activities margin (in %) (4)	71.2	74.7	73.3	74.6	74.9
EBITDA total (including disposal results) (5)	74,182	72,797	96,255	80,018	66,627
EBITDA total (including disposal results) margin (in %) (6)	65.2	65.7	64.9	65.9	63.7
FFO 1 (from rental activities) (7),(8)	50,419	50,890	66,777	54,345	43,513
FFO 2 (including disposal results) (7),(9)	52,168	53,013	69,255	57,272	46,752
AFFO (from rental activities) (8)	39,982	41,379	53,739	45,857	34,672

Financing and financing position
LTV-Ratio (in %) (10)	21.0	41.9	39.6	39.6	31.4
Total portfolio value (11)	3,531,944	3,840,438	4,079,051	3,314,259	2,318,635
EPRA NAV (12)	2,760,725	2,201,480	2,429,544	1,988,757	1,591,345
Average interest rate (in %)	1.6	1.8	1.7	1.8	2.1
Average debt maturity (in years)	4.1	4.9	4.7	5.4	5.3

Portfolio measures
Number of units	23,615	23,667	23,694	21,970	18,700
residential	22,157	22,218	22,202	20,649	17,701
commercial	1,458	1,449	1,456	1,321	999
Vacancy rate at period end (in % of sqm) (13)	2.5	3.1	3.2	3.6	2.5
residential units (1,463,385 sqm)	2.5	3.1	3.2	3.6	2.5
commercial units (171,821 sqm)	4.6	5.2	4.6	4.9	3.2
Maintenance and capital expenditures (annualized) (€ per sqm)	41.8	36.7	39.2	29.1	28.1

Certain per share information
FFO 1 (from rental activities) per share (14) (in €)	1.14	1.15	1.51	1.23	1.11
FFO 2 (including disposal results) per share (14) (in €)	1.18	1.20	1.57	1.32	1.20

(1)

In-place rent (per month in € per sqm) is defined as the current gross rental income per month for rented residential and commercial units as agreed in the corresponding rent agreements as of September 30, 2019 and 2018 and December 31, 2018, 2017 and 2016, respectively, before deducting non-recoverable operating costs, divided by the lettable area of rented units as of the same dates. Residential in-place rent is often also referred to as “net cold rent”.

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(2)

Like-for-like rental growth (residential) for the respective period is the growth in rental income on residential units owned at the end of the respective period compared to the rental income on the same units owned at the end of the corresponding period in the prior year.

(3)

EBITDA from rental activities is defined as net rental income and income from facility services, minus cost of rental activities and overhead costs. The following table shows the calculation of EBITDA for the periods presented:

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018		2017		2016
	(unaudited)		(unaudited)
	(in € thousand)		(in € thousand)
Net rental income	101,727	94,637	127,982	*	103,300	*	84,673	*
Income from facility services	5,767	4,947	6,606	*	5,881	*	5,137	*
Income from rental activities	107,494	99,584	134,588		109,181		89,810

Cost of rental activities	(23,903)	(18,904)	(26,179)		(20,414)		(15,870)
Net operating income (NOI)	83,591	80,680	108,409		88,767		73,940

Overhead costs (3a)	(11,158)	(10,006)	(14,632)		(11,677)		(10,552)

EBITDA from rental activities	72,433	70,674	93,777		77,090		63,388

*	Audited.
(3a)	Overhead costs represent general and administrative expenses excluding one-off costs and depreciation and amortization.

(4)	EBITDA from rental activities margin is defined as EBITDA from rental activities divided by net rental income.
(5)	EBITDA total is defined as EBITDA from rental activities including net profit from privatizations.
(6)	EBITDA total margin is the EBITDA total divided by rental income including net profit from privatizations.
(7)

Funds from operations (FFO) is an indicator of available cash flow from operating activities. FFO 1 (from rental activities) is defined as EBITDA from rental activities for the respective periods adjusted to generally reflect net cash interest and current income taxes. FFO 2 (including disposal results) is defined as FFO 1 (from rental activities) including the net profit from privatizations (see footnotes (8) and (9) below).

(8)

Capex-adjusted FFO (AFFO (from rental activities)) is FFO 1 (from rental activities) adjusted for maintenance capital expenditure. The following table shows the calculation of FFO 1 (from rental activities) and AFFO (from rental activities) for the periods shown:

	For the nine-month period ended September 30,			For the year ended December 31,
	2019	2018		2018	2017	2016
	(unaudited)			(unaudited)
	(in € thousand)			(in € thousand)
EBITDA from rental activities (8a)	72,433	70,674		93,777	77,090	63,388
Net cash interest (8b)	(20,422)	(19,076)		(25,408)	(21,702)	(19,197)
Current income taxes (8c)	(1,592)	(708)		(1,592)	(1,043)	(678)
FFO 1 (from rental activities)	50,419	50,890		66,777	54,345	43,513

Maintenance capital expenditure (8d)	(10,437)	(9,511	) *	(13,038)	(8,488)	(8,841)
AFFO (from rental activities)	39,982	41,379		53,739	45,857	34,672

(*)	As adjusted for energetic modernization capital expenditures.
(8a)	For a calculation of EBITDA from rental activities, see footnote (3) above.
(8b)	Refers to the balance of interest paid to banks, excluding day-1 fair value non-cash adjustment, interest paid to shareholders of ADO Group Ltd. and interest received from banks.
(8c)	Refers to current income taxes relating to rental activities only.
(8d)	Refers to public area investments that are designed to preserve the value of the respective properties.

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(9)	The following table shows the calculation of FFO 2 (including disposal results) as of the dates shown:

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited) (in € thousand)		(unaudited) (in € thousand)
EBITDA from rental activities (9a)	72,433	70,674	93,777	77,090	63,388
Net cash interest (9b)	(20,422)	(19,076)	(25,408)	(21,702)	(19,197)
Current income taxes (9c)	(1,592)	(708)	(1,592)	(1,043)	(678)
FFO 1 (from rental activities)	50,419	50,890	66,777	54,345	43,513

Net profit from privatizations	1,749	2,123	2,478	2,928	3,239

FFO 2 (including disposal results)	52,168	53,013	69,255	57,272	46,752

(9a)	For a calculation of EBITDA from rental activities, see footnote (3) above.
(9b)	Refers to the balance of interest paid to banks, excluding day-1 fair value non-cash adjustment, interest paid to shareholders of ADO Group Ltd. and interest received from banks.
(9c)	Current income taxes from rental activities only.

(10)

The LTV-Ratio (in %) is the ratio of net financial liabilities (calculated as financial liabilities less cash and cash equivalents, net assets and liabilities of disposal groups classified as held for sale and deferred taxes related to liabilities held for sale) to the fair value of properties (including investment properties and trading properties at their fair value, advances paid in respect of investment properties and trading properties as of the respective reporting date). The following table shows the calculation of the LTV-Ratio as of the dates shown:

	As of September 30,		As of December 31,
	2019	2018	2018		2017		2016
	(unaudited) (in € thousand, unless otherwise specified)		(audited, unless otherwise specified) (in € thousand, unless otherwise specified)
Financial liabilities (10a)	1,377,697	1,647,070	1,651,151		1,451,224		919,851	*(10b)
Cash and cash equivalents	(57,186)	(32,130)	(27,966)		(121,530)		(183,421)
Assets and liabilities of disposal groups classified as held for sale, net	(496,114)	—	—		—		—
Deferred taxes related to liabilities of disposal groups classified as held for sale	(78,098)	—	—		—		—
Net financial liabilities	746,299	1,614,940	1,623,185		1,329,694		736,430
Fair value of properties	3,553,794	3,857,490	4,098,763	*	3,355,623	*	2,344,419	*
LTV ratio (in %)	21.0	41.9	39.6	*	39.6	*	31.4	*

*	Unaudited.
(10a)	Includes bonds, other loans and borrowings and other financial liabilities.
(10b)	Referred to as “interest bearing loans and other long-term liability”.

(11)

Total portfolio value is the sum of investment properties and trading properties (and does not include assets of disposal groups classified as held for sale in the amount of €929,022 thousand in the 9M 2019).

(12)

EPRA NAV is used as an indicator of ADO Properties Group’s long-term equity and is calculated based on the total equity attributable to shareholders of the Company increased by the revaluation of trading properties, the fair value of derivative financial instruments and deferred taxes. The following table shows the calculation of the EPRA NAV as of the dates presented:

	As of September 30,		As of December 31,
	2019	2018	2018		2017		2016
	(unaudited)		(unaudited, unless otherwise specified)
	(in € thousand)		(in € thousand)
Total equity attributable to owners of the Company	2,436,201	1,971,212	2,150,679	*	1,795,390	*	1,461,945
Revaluation of trading properties (12a)	14,366	8,015	13,412		6,939		7,542
Fair value of derivative financial instruments	10,488	2,445	16,339		2,985		4,185
Deferred tax liabilities	299,669	219,808	249,114	*	183,443	*	117,673	*

EPRA NAV	2,760,725	2,201,480	2,429,544		1,988,757		1,591,345

*	Audited.
(12a)	The difference between trading properties carried in the balance sheet at cost (IAS 2) and the fair value of those trading properties.

(13)	Vacancy rate at period end (in % of sqm) is the sqm of vacant units as of the respective period end, divided by the total sqm of units owned on the respective period end date.
(14)	FFO 1 (from rental activities) per share (in €) and FFO 2 (including disposal results) per share (in €) is calculated using the weighted average of shares for the respective period.

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9.        MANAGEMENT’S DISCUSSION AND ANALYSIS OF NET ASSETS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE ADO PROPERTIES GROUP

The financial data contained in the following tables is extracted or derived from the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2018 (the “Fiscal Year 2018”), the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2017 (the “Fiscal Year 2017”) and the audited consolidated annual financial statements of the Company as of and for the fiscal year ended December 31, 2016 (the “Fiscal Year 2016”) as well as the unaudited condensed consolidated interim financial statements of the Company as of and for the nine-month period ended September 30, 2019 (the “9M 2019”), including comparative figures as of and for the nine-month period ended September 30, 2018 (the “9M 2018”). These audited consolidated annual financial statements and the unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS.

The consolidated financial statements of the Company for the Fiscal Year 2018, Fiscal Year 2017 and Fiscal Year 2016 have each been audited by and issued with an unqualified auditor’s report by KPMG. The aforementioned audited consolidated annual financial statements and the unaudited condensed consolidated interim financial statements are included in this Prospectus beginning on page F-1.

Where financial data in the following tables is labeled “audited”, this means that it has been extracted from the audited financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial data that has not been taken from the audited financial statements mentioned above, but was taken either from the unaudited condensed consolidated interim financial statements of the Company or accounting or controlling records of the Company, or is based on calculations of these figures. All of the financial data presented in the text and tables below are shown in thousands of euro (in € thousand), except as otherwise stated. In order to ensure that figures given in the text and the tables sum up to the totals given, the numbers are commercially rounded to the nearest whole number or in some cases to such number that facilitates the summing up. The percentage changes that are stated in the text and the tables have been commercially rounded to one decimal point unless stated otherwise. Financial data presented in parentheses denotes the negative of such number presented. In respect of financial data set out in the Prospectus, a dash (“–”) signifies that the relevant item is not affected.

The following management’s discussion and analysis should be read together with the section “8. Selected Consolidated Financial Information of the Company”, the consolidated financial statements including the related notes contained in this Prospectus and additional financial information contained elsewhere in this Prospectus.

9.1	Overview

We believe that we are the only company listed on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) that is focused on residential real estate, all of which is currently located in Berlin, Germany. We specialize in and focus on the purchase and the management of income producing multi-family residential buildings. Our investment and trading portfolio value as of September 30, 2019 was approximately €4.5 billion (including properties classified as held for sale in the amount of €929 million). As of September 30, 2019, our property portfolio consisted of 22,157 residential units with a total residential lettable area of 1,463,385 sqm, 1,458 commercial units (retail, office and other commercial) with a total commercial lettable area of 171,821 sqm, 6,848 parking spaces and spaces for storage, antennas, etc. As of December 31, 2018, our real estate portfolio consisted of 22,202 residential units with a total residential lettable area of 1,454,255 sqm, 1,456 commercial units (retail, office and other commercial) with a total commercial lettable area of 171,199 sqm, 5,401 parking spaces and spaces for storage, antennas, etc.

Most of our residential units contain one or two rooms and have an average size of approximately 66 sqm, which means that we are well positioned to benefit from the growth of one- and two-person households in Germany, which is expected to be particularly strong in Germany’s metropolitan areas (source: Federal Statistical Office – Press Release 272). As of September 30, 2019, our vacancy rate was 2.5% and 4.6% for our residential units and commercial units, respectively. The average monthly net rent per sqm was €6.89 and €9.65 for our residential units and commercial units, respectively.

Our business activities are influenced by numerous demographic, economic and political factors. Given our involvement in the real estate sector, we are affected by developments affecting and related to the residential property market in Germany, in particular macro-economic indicators such as population

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growth, economic growth, employment, purchasing power and the consumer price index. Furthermore, we are significantly affected by trends in micro-economic indicators, such as the future development of housing prices, rent levels, vacancy rates and home ownership rates. As a result, we compete with a number of privately and communally owned residential real estate companies.

We believe that the residential real estate market in Berlin benefits notably from positive demographic trends. Berlin is the most populous city in Germany and had 3.64 million inhabitants in December 2018. It is expected that the number of inhabitants in Berlin will increase to 3.83 million by 2030 (source: Federal Statistical Office – Projected Population Figures). We also believe that we will continue to benefit from Berlin’s status as the capital and largest city of Germany, which has one of Europe’s strongest economies and is an important center for economy, business, politics and culture in continental Europe. In addition to a growing number of governmental employees in the city, Berlin is a particularly dynamic economic center for, among others, the services, pharmaceuticals, media, creative and technology sectors.

In order to keep up with the fast demographic growth, on the one hand, and to ease the strained situation on the housing market, on the other hand, a total of 194,000 new residential units would have to be built between now and the year 2030 according to the Berlin senate department for urban development and housing (source: Berlin Senate Department for Urban Development and Housing – Press Release).

Our business model currently focuses on asset and property management, portfolio and facility management and identifying residential properties in Berlin that present opportunities for us to create value by increasing rents, decreasing vacancy and privatizing condominiums. Market rents as well as the official rent table (“Mietspiegel”) have been constantly increasing in Germany over the recent years. The average growth per annum in market rents has been higher in Berlin than for other major German cities (source: JLL – Housing Market Report Germany). Despite the recent increases in rent levels, rents in Berlin are still relatively low compared to the other big cities in Germany (source: JLL – Housing Market Report Germany), thereby presenting opportunities for our business and future growth. Our residential units face strong demand from broad segments of the population: from the growing youth population to individuals with low and medium household income, some of which are being supported by social benefits and transfer payments from public authorities. We believe that our residential units provide tenants with an attractive value proposition and are suitable to market demand, which is further enhanced by our active approach to capital expenditure for refurbishment.

In addition, we seek to add value generation through the use of our efficient, fully integrated in-house management and tenant service platform to manage our portfolios. We believe that due to our history and particularly through our operational efforts since our establishment in 2006, we have achieved significant recognition in the market and as evidenced by our long-standing track record in achieving strong rental growth (see “13.2 Competitive Strengths”).

During the 9M 2019, the ADO Properties Group generated income from rental activities of €107,494 thousand (9M 2018: €99,584 thousand; Fiscal Year 2018: €134,588 thousand; Fiscal Year 2017: €109,181 thousand) and EBITDA from rental activities of €72,433 thousand (9M 2018: €70,674 thousand; Fiscal Year 2018: €93,777 thousand; Fiscal Year 2017: €77,090 thousand). EBITDA total for the 9M 2019 was €74,182 thousand (9M 2018: €72,797 thousand; Fiscal Year 2018: €96,255 thousand; Fiscal Year 2017: €80,018 thousand). During the 9M 2019, the ADO Properties Group generated FFO 1 (from rental activities) of €50,419 thousand (9M 2018: €50,890 thousand; Fiscal Year 2018: €66,777 thousand; Fiscal Year 2017: €54,345 thousand), FFO 2 (including disposal results) of €52,168 thousand (9M 2018: €53,013 thousand; Fiscal Year 2018: €69,255 thousand; Fiscal Year 2017: €57,272 thousand) and AFFO (from rental activities) of €39,982 thousand (9M 2018: €41,379 thousand; Fiscal Year 2018: €53,739 thousand; Fiscal Year 2017: €45,857 thousand). As of September 30, 2019, the ADO Properties Group’s EPRA NAV amounted to €2,760,725 thousand (9M 2018: €2,201,480 thousand; Fiscal Year 2018: €2,429,544 thousand; Fiscal Year 2017: €1,988,757 thousand). As of September 30, 2019, the ADO Properties Group’s LTV-Ratio was 21.0% (taking into account the Gewobag Sale) and no adjustment was necessary.

For a reconciliation of EBITDA from rental activities, EBITDA total, EBITDA total margin, FFO 1 (from rental activities), FFO 2 (including disposal results), AFFO (from rental activities), LTV-Ratio and EPRA NAV to the most nearly comparable IFRS figures, see “8.2 Additional Non-IFRS Performance Measures”.

On September 26, 2019, the Company announced the sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units (the “Gewobag Sale”). The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale closed on November 29, 2019.

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On December 15, 2019, the Company and ADLER Real Estate Aktiengesellschaft (“ADLER Real Estate”) entered into a business combination agreement (the “BCA”) to combine the business of ADLER Real Estate and its subsidiaries (together, the “ADLER Group”) with the business of the ADO Properties Group (together with the ADLER Group, the “Combined Group”) (the “Business Combination”). Following the closing of the Business Combination, we will focus on becoming a leading integrated residential property group that is active throughout Germany. We will continue to create value by active portfolio and property management and opportunistic growth through strategic acquisitions, for which we broaden our scope from Berlin-only to Germany-wide.

In addition, on December 15, 2019, the Company acquired a stake of approximately 22% in and entered into a Strategic Cooperation Agreement (the “SCA”) with Consus Real Estate AG (“Consus Real Estate”) to engage in a strategic partnership and, to the extent legally permissible, work together to fully investigate and potentially undertake mutually beneficial property developments, including the acquisitions of land plots for new-builds (the “Strategic Cooperation”). Through the Strategic Cooperation, the Company receives access to an experienced development platform focused on Berlin, Cologne, Düsseldorf, Dresden, Frankfurt am Main, Hamburg, Leipzig, Munich and Stuttgart (together, the “Top 9 Cities”) in Germany, thereby securing a value-creating growth path for the future. In addition, we have acquired the option to purchase another 51% in Consus before June 2021. See “11.4 Share Purchase Agreements for Consus Real Estate Shares” and “11.6 Strategic Cooperation Agreement”.

9.2	Key Factors Affecting Our Results of Operations

Our results of operation have been, and will continue to be, affected by a number of events and actions, some of which are beyond our control. We believe that the specific factors discussed below have affected our results in the periods for which financial information is presented in this Prospectus and will continue to affect our results in the future.

9.2.1	Economic and Demographic Developments in Berlin and, Following the Closing of the Business Combination, in Germany Generally

Our business activities are subject to general economic conditions especially in Berlin, where, prior to the Business Combination, 99.8% (based on the fair value pursuant to the Valuation Report) of the real estate we own is located. Cyclical economic developments beyond our control, including changes in growth and unemployment rates, price trends and interest rate levels, affect rental income levels, the potential for privatizations and for property sales, opportunities for acquisitions and purchase prices. For example, economic growth and favorable market conditions in the periods under review contributed to higher rents. After years of steady growth there have been increasing signs of a slowdown in the German economy with a GDP decrease of 0.1% for the second quarter of 2019 (compared to 2018) while price-adjusted exports were down 0.8%, resulting in the largest decline recorded in the last six years (source: Federal Statistical Office press release no. 321). The German economy returned to growth in the third quarter of 2019 with an increase in GDP of 1.0% (compared to the same quarter in 2018) (source: Federal Statistical Office press release no. 448). A decrease in GDP in Germany or an increase in unemployment could adversely affect the population’s purchasing power, and therefore its propensity to acquire residential real estate.

Berlin’s real GDP grew by 3.1% in 2018 which is higher than any other German federal state. Per capita GDP in Berlin stood at €40,568 in 2018 compared to €38,864 in 2017, a nominal increase of 4.4% and a price-adjusted increase of 2.3% (source: Volkswirtschaftliche Gesamtrechnung der Länder). This is slightly lower than the average German per capita GDP of €40,851 as of 2018.

Disposable per capita income increased by 4.1% from an average of €19,538 in 2016 to €20,330 in 2017 (latest available, source: Volkswirtschaftliche Gesamtrechnung der Länder). The estimated per capita purchasing power in Berlin for 2019 is €21,689 which is lower than the German average of €23,779 but an increase of 3.1% compared to 2018 (source: GfK – Purchasing Power Germany). Since 2015, the average gross wages and salaries in Berlin are above the German average. In 2018, they amounted to €36,146, an increase by 4.2% versus 2017.

In addition, rising interest rates can adversely affect the valuation of our investment properties, which may require us to recognize a valuation impairment charge that would negatively affect our income and balance sheet. In addition, inflation-driven or deflation-driven price increases or decreases affect our expenses. To the extent possible by law and taking into account the market environment, cost increases are compensated for by rent increases and/or allocated to ancillary costs. However, our focus on the affordable segment of the rental market in Berlin may mitigate the impact such developments may have on the Company.

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Political and regulatory decisions and developments such as, for example, public subsidies for residential space also influence supply and demand in the residential property market and affect price trends for rented residential units and sales of residential units. Furthermore, an increase in the new construction of residential units can increase the vacancy in our portfolio and adversely affect our results of operations. In addition, in October 2019, the Berlin senate of the governing coalition proposed an edict to freeze rents of existing and new leases of existing residential apartments (except for subsidized or newly constructed apartments) in Berlin for five years. The bill was passed by Berlin’s parliament (Berliner Abgeordnetenhaus) on January 30, 2020 and is expected to enter into force in the first quarter of 2020. An adoption of a law that includes rent caps or similar measures could have a negative impact on our results of operations, cash flows (including FFO 1) and financial condition.

Demographic factors such as changes in average household size, home ownership rate and migration patterns also affect the rental yields and market values of properties in our residential portfolio. For example, the number of households in Berlin stood at 2.028 million in 2018 compared to 2.003 million in 2017, an increase of 1.2% which is higher than the population growth in the same year (source: Federal Statistical Office – Privathaushalte Bundesländer). Based on this, Berlin represents the largest residential rental market in Germany. The average number of persons per household amounted to 1.8. Of the private households in Berlin 53% were one person households compared to the German average of 42%. For further information, see also the risk factor “1.1.1 Our business is significantly dependent on our ability to generate earnings from rentals. Our rental income and operating profit could particularly be negatively affected by a potential increase in vacancy rates.”

9.2.2	Acquisitions, Portfolio Size, Rent Level and Vacancy Rates

Rental income depends on the performance of the key operational measures in the rental business: (i) portfolio size, (ii) rent levels and (iii) vacancy rates. The following table sets forth information on our portfolio size, in-place rent per month per square meter and vacancy rate for the periods indicated.

	As of and for the nine-month period ended September 30,	As of and for the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(unaudited)
Number of units	23,615	23,694	21,970	18,700
residential	22,157	22,202	20,649	17,701
commercial	1,458	1,456	1,321	999
In-place rent (in € thousand)	138,843	135,877	110,782	95,027
of which residential	117,481	114,711	93,806	82,481
of which commercial	18,652	18,509	14,808	10,783
of which other and parking	2,710	2,657	2,168	1,763
In-place rent (per month in € per sqm) (1)	6.94	6.75	6.89	6.32
residential	6.89	6.73	6.42	6.11
commercial	9.65	9.42	8.94	8.60
Vacancy rate at period end (in % of sqm) (2)	2.5	3.2	3.6	2.5
residential units (1,463,385 sqm)	2.5	3.2	3.6	2.5
commercial units (171,821 sqm)	4.6	4.6	4.9	3.2
Total portfolio value (in € thousand) (3)	3,531,944	4,079,051	3,314,259	2,318,653

(1)

In-place rent (per month in € per sqm) is defined as the current gross rental income per month for rented residential and commercial units as agreed in the corresponding rent agreements as of September 30, 2019 and December 31, 2018, 2017 and 2016, respectively, before deducting non-recoverable operating costs, divided by the lettable area of rented units as of the same dates. Residential in-place rent is often also referred to as “net cold rent”.

(2)	Vacancy rate at period end (in % of sqm) is the sqm of vacant units as of the respective period end, divided by the total sqm of units owned on the respective period end date.
(3)

Total portfolio value is the sum of investment properties and trading properties (and does not include assets of disposal groups classified as held for sale in the amount of €929,022 thousand in the 9M 2019).

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Portfolio size: Our rental income is affected by the overall size of our investment portfolio. On September 26, 2019, the Company announced the sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units. The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale was completed on November 29, 2019. Previously, driven by our strategy of increasing our investment portfolio and favorable market conditions, we increased significantly the number of residential and other properties we owned, with our last acquisition having taken place on the fourth quarter 2018. While such acquisitions will positively affect rental income, the impact on residential in-place rent (per month in € per sqm), vacancy rates and operating measures such as FFO, the LTV-Ratio and EPRA NAV will depend on the characteristics of the acquired portfolio and related financing. Through the Business Combination, we will acquire a portfolio throughout Germany, which will complement our Berlin portfolio.

Rent levels: Our rental income is directly affected by the level of residential in-place rent per square meter per month we are able to charge. Rent levels generally depend on the location and condition of the respective properties. We constantly monitor current market rents and rent indices (Mietspiegel) in individual micro markets where our properties are located and seek to set our rents in line with the current market level to the extent allowed by law and contractual arrangements. In particular, we monitor closely the recently resolved bill to freeze rents of existing and new leases of existing residential apartments in Berlin for five years. We endeavor to improve our residential units, particularly through refurbishments, which increase the economic value of residential units and allow us to increase rents and more easily rent our units. In the past three years, we were able to raise the average in-place rent per square meter per month for our residential units from €6.11 in December 2016, to €6.42 in December 2017, to €6.73 in December 2018 and to €6.89 in September 2019.

Vacancy rates and tenant turnover: Vacancy rates also affect our profitability due to the loss of rental income and the inability to pass on to tenants the ancillary expenses with respect to vacant units. The number of our vacant units depends largely on the condition, attractiveness and location of a particular property. Tenant turnover contributes to the number of vacant units due to the fact that time may elapse before a newly vacated unit can be re-let. Although high vacancy rates adversely affect our rental business, we may be able to sell vacant units in individual sales at a premium. Therefore, we decide from time to time to keep certain units designated for privatization vacant. We have implemented measures to reduce vacancy rates and the time it takes to conclude new leases with respect to vacated units and we will continue our efforts in this regard. Such measures contributed to us maintaining an overall vacancy rate, as of September 30, 2019, of approximately 2.5% (where residential vacancy is 2.5% and commercial vacancy is 4.6%).

Subsidies: As of September 30, 2019, 8.2% (by sqm) of the residential units that we own were rent-restricted due to subsidies provided by public authorities through programs for new buildings as well as for the modernization and renovation of existing buildings. Such subsidies were granted in the form of financial aid and grants, which we generally do not have to repay, and interest free or low-interest loans. If we do not meet specific conditions, we may be required to repay subsidies already received. In addition, a portion of our revenue is directly or indirectly dependent on social aid provided to or on behalf of our tenants, such as unemployment benefits (Arbeitslosengeld I), social welfare (Arbeitslosengeld II, Hartz IV) and housing subsidies (Wohngeld). See “1.1.6 Existing rent restrictions in connection with the promotion of public authorities and with heat supply contracts could limit the rent levels we may be able to charge.” Going forward, this may become less relevant as most of our subsidized units were part of the portfolio we sold in November 2019.

9.2.3	Sales Prices, Sales Proceeds and Profit on Disposals of Properties

Our profit on the disposal of properties depends generally on the number of units sold, market prices for the properties in our portfolio and the mix of properties sold. Sales prices are influenced significantly by the location and condition of the property in question, the level of rental income we are able to generate, whether the unit is occupied or vacant, occupancy rate, prevailing interest rates and the general perception of the relevant asset class by investors. Increases in the construction of new residential units can reduce market demand for our real estate holdings and adversely affect the prices that we can realize from disposals. Political and regulatory decisions and developments, such as, for example, decisions to increase public spending for construction of affordable housing, also influence supply and demand in the residential property market and affect price trends for residential real estate.

We specifically convert apartments into condominium properties and sell these in single unit sales (privatizations). This refers to single units in condominium properties and periodic sales of selected

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buildings and other properties, fully or partially comprised of condominium properties. On September 26, 2019, the Company announced the sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units. The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale was completed on November 29, 2019. Historically, we have engaged in privatizations and in the future will engage in more as a strategy.

The following table sets forth information regarding single units sold by us in the periods under review:

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(unaudited)
Number of units sold (recorded sales)	49	50	66	83	109
Revenues from disposal of units sold (in € thousand)	12,131	16,249	20,265	19,671	19,965

9.2.4	Changes in Fair Value of Investment Properties and Assets Classified as Held for Sale

We value our investment properties initially at cost at the time of acquisition, including capitalized borrowing costs. We value assets classified as held for sale at the lower of their carrying amount and their value less expected costs to sell. After an acquisition, we measure the fair value of investment properties and assets classified as held for sale as of June 30 and December 31 of each fiscal year. Changes in certain market conditions such as prevailing rent levels, vacancy rates and interest rates may affect the valuation of investment properties and assets classified as held for sale. Any changes in fair value of the investment portfolio of investment property and assets classified as held for sale are recognized as gains or losses on the ADO Properties Group’s income statement and can substantially affect the ADO Properties Group’s results of operations. Changes in fair value of investment property and assets classified as held for sale amounted to €342,766 thousand in the nine-month period ended September 30, 2019, €404,936 thousand in Fiscal Year 2018, €383,638 thousand in Fiscal Year 2017 and €444,268 thousand in Fiscal Year 2016.

9.2.5	Maintenance and Improvements of Properties

We invest in maintaining and improving the quality of our residential properties. Modernization measures include projects to improve the condition of residential units to bring them up to market standards and otherwise to improve housing quality. In addition to ensuring a certain quality standard in our total residential portfolio by maintaining our properties, modernization projects tend to increase rent levels and reduce vacancies and vacancy losses, which positively impacts rental income and leads to increases in the fair value of our residential portfolio.

The following table shows our total maintenance and capital expenditures in the periods under review:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(unaudited)
	(in € thousand)	(in € thousand)
Maintenance and Capital Expenditures
Maintenance	9,345	12,177	8,774	8,066
Capitalized maintenance	10,437	13,038	8,488	8,778
Energetic modernization	3,658	5,813	2,322	761
Modernization capital expenditures	28,442	32,415	19,752	15,609

Total	51,882	63,443	39,336	33,214

Maintenance comprises costs relating to smaller repairs and refurbishment work.

Capitalized maintenance comprises public area investments and form part of the total capitalized capital expenditures.

Energetic modernization comprises investments for increasing the energy efficiency of a property, for example, regarding heating systems.

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Modernization capital expenditures comprises general investments in our units.

Most of our maintenance expenses are recognized as property operating and maintenance expenses within cost of revenue and thus impact our results of operations. Capitalized maintenance and modernization measures are not recognized as expenses, but are rather capitalized on the ADO Properties Group’s balance sheet and increase the reported value of investment properties on the ADO Properties Group’s balance sheet.

9.2.6	Cost of Financing

We are currently benefitting from favorable financing conditions, in particular from low interest rates, which may increase in the future. We were able to reduce our average interest rate to 1.6% as of September 30, 2019 while the average debt maturities amounted to approximately 4.1 years (taking into account the Gewobag Sale, 4.5 years) as of the same date. Our properties are largely debt-financed through classic banking loans secured by mortgages. We depend on the availability of financing and our results of operations are materially affected by financing costs. Accordingly, entering into financing agreements on favorable terms, including for the purpose of refinancing our existing financial obligations, is of considerable importance to us and our results of operations are materially affected by financing costs. For additional information, see above “1.2.6 Our level of debt, the terms of current and future borrowings, and the hedging transactions we have entered into, or will enter into in the future, could significantly constrain our operations and could make it more difficult or expensive to obtain new sources of financing without breaching financial covenants.”.

9.2.7	Changes in Interest Rates

Changes in interest rates affect our business. Changes in interest rates cause variations in interest income and costs on interest-bearing assets and liabilities. Loans obtained at variable rates which are not hedged expose us to cash flow interest risk, which could have adverse effects on our profit or loss and financial position. Interest rates impact capitalization and discount rates, which in turn influence the fair value of our investment portfolio and our assets classified as held for sale. Moreover, lower interest rates in Germany tend to increase demand for residential properties, resulting in higher prices to be paid for acquired properties and also tend to positively impact the sale of properties. Conversely, rising interest rates lead to less favorable financing terms and negatively impact the sale of properties and thus tend to impact capitalization and discount rates.

In addition, changes in interest rates impact our cost of financing. They affect the conditions at which we may obtain fixed rate financing and impact interest payment obligations under our floating rate debt obligations. Most of our interest rates (based on the value weighted interest rates on the liabilities due to financial institutions as of September 30, 2019) are either fixed or hedged, limiting our risk from increasing interest reference rates in the future.

We have engaged in, and currently expect to continue to engage in, hedging transactions to reduce the risk of interest rate fluctuations. We fulfill the requirements of the IAS 39 hedge accounting rules applicable to accounting for hedging instruments (interest rate swaps) in hedging against cash flow risks from variable interest rate loans. When interest rate levels fluctuate, the fair value of the interest rate swaps also fluctuates.

9.2.8	Property Operating Expenses

Our results of operations are impacted by the operating expense associated with our properties. While we are able to pass on many of the operating expenses associated with us owning our properties to our tenants, there are a significant number of expenses which we are not able to so pass along, including salaries and related expenses, net cost of utilities recharged and property operations and maintenance expenses.

9.3	Key Statement of Profit or Loss Items

The following is a description of certain line items in our consolidated profit or loss statement.

Revenue comprises rental income from tenants, sales of housing units and income from facility services.

Cost of operations comprises salaries and related expenses, property operations and maintenance costs, costs of utilities recharged net, and cost of sales of housing units.

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General and administrative expenses comprises primarily salaries and related expenses, professional services, office, communication and IT expenses, advertising and marketing expenses, impairment loss on trade receivables, director fee and rent fees.

Other expenses comprises broker fees, bonuses and professional services related to non-current assets and liabilities of disposal groups classified as held for sale.

Changes in fair value of investment properties comprises the changes in the fair value of investment properties of the ADO Properties Group. The fair value is determined by the valuation expert CBRE, an industry specialist with appropriate and recognized professional qualifications and up-to-date experience regarding the location and category of the properties. According to our fair value valuation policies for investment properties, investment properties generally undergo a detailed valuation as of June 30 and December 31 of each year.

Finance income comprises interest received on bank deposits and change in fair value of derivatives.

Finance costs comprises interest on bank loans and loans from related parties, interest on bonds, change in fair value of derivatives and other finance expenses.

9.4	Results of Operations

The following table provides an overview of our results of operations for the periods presented:

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Revenue	119,625	115,833	154,853	128,852	109,775
Cost of operations	(32,573)	(31,605)	(41,996)	(36,174)	(32,596)

Gross profit	87,052	84,228	112,857	92,678	77,179

General and administrative expenses	(14,666)	(11,543)	(18,451)	(12,762)	(13,245)
Other expenses	(10,815)	—	—	—	—
Changes in fair value of investment properties	342,766	197,785	404,936	383,638	444,268
Results from operating activities	404,337	270,470	499,342	463,554	508,202

Finance income	6,561	965	1,399	1,602	1,972
Finance costs	(23,983)	(21,090)	(32,915)	(29,609)	(29,700)

Net finance income (costs)	(17,422)	(20,125)	(31,516)	(28,007)	(27,728)

Profit before tax	386,915	250,345	467,826	435,547	480,474

Income tax expense	(58,843)	(39,368)	(70,362)	(68,035)	(69,706)

9.4.1	Comparison of the 9M 2019 and the 9M 2018

9.4.1.1	Revenue

The following table provides a breakdown of our revenue for the periods presented:

	For the nine-month period ended September 30,
	2019	2018	% Change
	(unaudited)
	(in € thousand)
Net rental income	101,727	94,637	7.5
Selling of condominiums	12,131	16,249	(25.3)
Income facility services	5,767	4,947	16.6

Revenue	119,625	115,833	3.3

Revenue increased by 3.3% from €115,833 thousand in the 9M 2018 to €119,625 thousand in the 9M 2019 primarily due to like-for-like rental growth generated by targeted capital expenditures for the repositioning and refurbishment of our assets.

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9.4.1.2	Cost of operations

The following table provides a breakdown of our cost of operations for the periods presented:

	For the nine-month period ended September 30,
	2019	2018	% Change
	(unaudited)
	(in € thousand)
Salaries and other expenses	9,551	7,037	35.7
Cost of utilities recharged, net	1,461	976	49.7
Sale of condominiums – cost	8,670	12,701	(31.7)
Property operations and maintenance	12,891	10,891	18.4

Cost of operations	32,573	31,605	3.1

Cost of operations increased from €31,605 thousand in the 9M 2018 by 3.1% to €32,573 thousand in the 9M 2019 primarily due to additional employees and increased operating expenses.

9.4.1.3	Gross profit

Gross profit increased by 3.4% from €84,228 thousand in the 9M 2018 to €87,052 thousand in the 9M 2019 due to the higher increase in revenue compared to the increase in costs of operations.

9.4.1.4	General and administrative expenses

General and administrative expenses increased by 27.1% from €11,543 thousand in the 9M 2018 to €14,666 thousand in the 9M 2019 primarily due to an increase in the number of employees, one-off termination fees in an amount of €1,250 thousand paid to the former chief executive officer of the Company, compensation paid to past members of the Board of Directors as well as an increase in fees for consulting and professional advisory services, e.g. in connection with legal advice on the recently resolved rent freeze in Berlin.

9.4.1.5	Other expenses

Other expenses increased from zero in the 9M 2018 to €10,815 thousand in the 9M 2019 primarily due to broker fees, bonuses and professional services related to non-current assets and liabilities of disposal groups classified as held for sale.

9.4.1.6	Changes in fair value of investment properties

Changes in fair value of investment properties increased by 73.3% from €197,785 thousand in the 9M 2018 to €342,766 thousand in the 9M 2019 primarily due to new acquisitions, ongoing market rent increases, yield compression and operational outcome.

9.4.1.7	Results from operating activities

Results from operating activities increased by 49.5% from €270,470 thousand in the 9M 2018 to €404,337 thousand in the 9M 2019 primarily due to an increase in the fair value of investment properties as well as an increase in rental income.

9.4.1.8	Finance income

Finance income increased from €965 thousand in the 9M 2018 to €6,561 thousand in the 9M 2019 primarily due to a change in the fair value of derivatives.

9.4.1.9	Finance costs

Finance costs increased by 13.7% from €21,090 thousand in the 9M 2018 to €23,983 thousand in the 9M 2019 primarily due additional financing costs in relation to a convertible bond with a total nominal amount of €165,000 thousand that the Company issued in November 2018 and a bank loan in the amount of €90,000 thousand as of December 10, 2018.

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9.4.1.10	Net finance income (costs)

Net finance costs decreased by 13.4% from €20,125 thousand in the 9M 2018 to €17,422 thousand in the 9M 2019 primarily due to an increase in finance income, which was partially off-set by increased finance costs.

9.4.1.11	Profit before tax

Profit before tax increased by 54.6% from €250,345 thousand in the 9M 2018 to €386,915 thousand in the 9M 2019 primarily due to an increase in results from operating activities.

9.4.1.12	Income tax expense

Income tax expense increased by 49.5% from €39,368 thousand in the 9M 2018 to €58,843 thousand in the 9M 2019 primarily due to new acquisitions and the increase of the value of the Company’s assets.

9.4.1.13	Profit for the period

Profit for the period increased by 55.5% from €210,977 thousand in the 9M 2018 to €328,072 thousand in the 9M 2019 primarily due to an increase in profit before tax, which was partially off-set by an increase in income tax expense.

9.4.2	Comparison of the Fiscal Years Ended December 31, 2018 and December 31, 2017

9.4.2.1	Revenue

The following table provides a breakdown of our revenue for the periods presented:

	For the year ended December 31,
	2018	2017	% Change
	(audited)
	(in € thousand)
Net rental income	127,982	103,300	23.9
Selling of condominiums	20,265	19,671	3.0
Income facility services	6,606	5,881	12.3

Revenue	154,853	128,852	20.2

Revenue increased by 20.2% from €128,852 thousand in the Fiscal Year 2017 to €154,853 thousand in the Fiscal Year 2018 primarily due to an increase in net rental income in relation to new property acquisitions as well as like-for-like rental growth, mainly due to rent increases based on strategic capital expenditure.

9.4.2.2	Cost of operations

The following table provides a breakdown of our cost of operations for the periods presented:

	For the year ended December 31,
	2018	2017	% Change
	(audited)
	(in € thousand)
Salaries and other expenses	10,320	7,995	29.1
Cost of utilities recharged, net	1,843	1,409	30.8
Sale of condominiums – cost	15,817	15,760	0.4
Property operations and maintenance	14,016	11,010	27.3

Cost of operations	41,996	36,174	16.1

Cost of operations increased by 16.1% from €36,174 thousand in the Fiscal Year 2017 to €41,996 thousand in the Fiscal Year 2018 primarily due to increased salaries and other expenses as well as increased property operations and maintenance costs, both in relation to new property acquisitions.

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9.4.2.3	Gross profit

Gross profit increased by 21.8% from €92,678 thousand in the Fiscal Year 2017 to €112,857 thousand in the Fiscal Year 2018 because the increase in revenue was higher than the increase in costs of operations.

9.4.2.4	General and administrative expenses

General and administrative expenses increased by 44.6% from €12,762 thousand in the Fiscal Year 2017 to €18,451 thousand in the Fiscal Year 2018 primarily due to an increase in the number of employees, one-off termination fees for the previous vice chairman of the Board of Directors and an increase in professional services fees incurred in connection with, among other things, the implementation of the new general data protection regulations.

9.4.2.5	Changes in fair value of investment properties

Changes in fair value of investment properties increased by 5.6% from €383,638 thousand in the Fiscal Year 2017 to €404,936 thousand in the Fiscal Year 2018 primarily due to new acquisitions, ongoing market rent increases and yield compression.

9.4.2.6	Results from operating activities

Results from operating activities increased by 7.7% from €463,554 thousand in the Fiscal Year 2017 to €499,342 thousand in the Fiscal Year 2018 primarily due to an increase in gross profit and an increase in the fair value of investment properties and partially off-set by an increase in general and administrative expenses.

9.4.2.7	Finance income

Finance income decreased by 12.7% from €1,602 thousand in the Fiscal Year 2017 to €1,399 thousand in the Fiscal Year 2018 primarily due to a lower increase in the fair value of derivatives.

9.4.2.8	Finance costs

Finance costs increased by 11.2% from €29,609 thousand in the Fiscal Year 2017 to €32,915 thousand in the Fiscal Year 2018 primarily due financing costs in relation to a bank loan in the amount of €51,900 thousand as of September 27, 2018, a corporate bond with a total nominal amount of €400,000 thousand issued by the Company in July 2017 as well as a convertible bond with a total nominal amount of €165,000 thousand issued by the Company in November 2018.

9.4.2.9	Net finance income (costs)

Net finance costs increased by 12.5% from €28,007 thousand in the Fiscal Year 2017 to €31,516 thousand in the Fiscal Year 2018 primarily due to a decrease in finance income and an increase in finance costs.

9.4.2.10	Profit before tax

Profit before tax increased by 7.4% from €435,547 thousand in the Fiscal Year 2017 to €467,826 thousand in the Fiscal Year 2018 primarily due to an increase in results from operating activities, which was partially off-set by an increase in net finance costs.

9.4.2.11	Income tax expense

Income tax expense increased by 3.4% from €68,035 thousand in the Fiscal Year 2017 to €70,362 thousand in the Fiscal Year 2018 primarily due to an increase in profit before tax.

9.4.2.12	Profit for the period

Profit for the period increased by 8.1% from €367,512 thousand in the Fiscal Year 2017 to €397,464 thousand in the Fiscal Year 2018 primarily due to an increase in profit before tax, which was partially off-set by an increase in income tax expense.

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9.4.3	Comparison of the Fiscal Years Ended December 31, 2017 and December 31, 2016

9.4.3.1	Revenue

The following table provides a breakdown of our revenue for the periods presented:

	For the year ended December 31,
	2017	2016	% Change
	(audited)
	(in € thousand)
Net rental income	103,300	84,673	22.0
Selling of condominiums	19,671	19,965	(1.5)
Income facility services	5,881	5,137	14.5

Revenue	128,852	109,775	17.4

Revenue increased by 17.4% from €109,775 thousand in the Fiscal Year 2016 to €128,852 thousand in the Fiscal Year 2017 primarily due to an increase in net rental income in relation to new property acquisitions as well as like-for-like rental growth, mainly due to rent increases based on strategic capital expenditure.

9.4.3.2	Cost of operations

The following table provides a breakdown of our cost of operations for the periods presented:

	For the year ended December 31,
	2017	2016	% Change
	(audited)
	(in € thousand)
Salaries and other expenses	7,995	6,873	16.3
Cost of utilities recharged, net	1,409	271	419.9
Sale of condominiums – cost	15,760	16,726	(5.8)
Property operations and maintenance	11,010	8,726	26.2

Cost of operations	36,174	32,596	11.0

Cost of operations increased by 11.0% from €32,596 thousand in the Fiscal Year 2016 to €36,174 thousand in the Fiscal Year 2017 primarily due to increased salaries and other expenses as well as increased property operations and maintenance costs, both in relation to new property acquisitions.

9.4.3.3	Gross profit

Gross profit increased by 20.1% from €77,179 thousand in the Fiscal Year 2016 to €92,678 thousand in the Fiscal Year 2017 due to an increase in revenue, which was partially off-set by an increase in costs of operations.

9.4.3.4	General and administrative expenses

General and administrative expenses decreased marginally by 3.6% from €13,245 thousand in the Fiscal Year 2016 to €12,762 thousand in the Fiscal Year 2017.

9.4.3.5	Changes in fair value of investment properties

Changes in fair value of investment properties decreased by 13.6% from €444,268 thousand in the Fiscal Year 2016 to €383,638 thousand in the Fiscal Year 2017 primarily due to lower yield decreases.

9.4.3.6	Results from operating activities

Results from operating activities decreased by 8.8% from €508,202 thousand in the Fiscal Year 2016 to €463,554 thousand in the Fiscal Year 2017 primarily due to the decrease in the fair value of investment properties.

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9.4.3.7	Finance income

Finance income decreased by 18.8% from €1,972 thousand in the Fiscal Year 2016 to €1,602 thousand in the Fiscal Year 2017 primarily due to a lower increase in the fair value of derivatives.

9.4.3.8	Finance costs

Finance costs remained stable at €29,700 thousand in the Fiscal Year 2016 and €29,609 thousand in the Fiscal Year 2017.

9.4.3.9	Net finance income (costs)

Net finance costs increased by 1.0% from €27,728 thousand in the Fiscal Year 2016 to €28,007 thousand in the Fiscal Year 2017 primarily due to the decrease in financial income and stable finance costs.

9.4.3.10	Profit before tax

Profit before tax decreased by 9.4% from €480,474 thousand in the Fiscal Year 2016 to €435,547 thousand in the Fiscal Year 2017 primarily due to the decrease in the results from operating activities as well as an increase in net finance costs.

9.4.3.11	Income tax expense

Income tax expense decreased by 2.4% from €69,706 thousand in the Fiscal Year 2016 to €68,035 thousand in the Fiscal Year 2017 primarily due to a decrease in profit before tax.

9.4.3.12	Profit for the period

Profit for the period decreased by 10.5% from €410,768 thousand in the Fiscal Year 2016 to €367,512 thousand in the Fiscal Year 2017 primarily due to a decrease in profit before tax.

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9.5	Real Estate Portfolio and Investments

The following table provides an overview of the development of our real estate portfolio in terms of investment properties and trading properties from January 1, 2016 through September 30, 2019.

	Investment Properties	Trading Properties	Total
	(in € thousand)
Balance as of January 1, 2016	1,456,804	44,728	1,501,532
Additions by way of acquiring subsidiaries	272,132	—	272,132
Additions by way of acquiring assets	98,285	—	98,285
Capital expenditure	25,351	—	25,351
Disposals	(1,015)	(19,965)	20,980
Transfer from investment properties to trading properties	(16,890)	16,890	0
Fair value adjustments	444,268	7,542	451,810
Balance as of December 31, 2016	2,278,935	39,718	2,318,653

Balance as of January 1, 2017	2,278,935	—	2,278,935
Additions by way of acquiring subsidiaries	411,539	12,343	423,882
Additions by way of acquiring assets	169,895	12,300	182,195
Capital expenditure	31,021	—	31,021
Disposals	—	(19,671)	(19,671)
Transfer from investment properties to trading properties	(3,730)	3,730	0
Fair value adjustments	383,638	6,939	390,577
Balance as of December 31, 2017	3,271,298	42,961	3,314,259

Balance as of January 1, 2018	3,271,298	—	3,271,298
Additions by way of acquiring subsidiaries	229,077	—	229,077
Additions by way of acquiring assets	87,150	—	87,150
Capital expenditure	51,562	—	51,562
Disposals	—	(16,200)	(16,200)
Transfer from investment properties to trading properties	—	—	—
Fair value adjustments	404,936	13,412	418,348
Balance as of December 31, 2018	4,044,023	35,028	4,079,051

Balance as of January 1, 2019	4,044,023	—	4,044,023
Additions by way of acquiring subsidiaries	—	—	—
Additions by way of acquiring assets	—	—	—
Capital expenditure	42,373	—	42,373
Disposals	—	(12,100)	(17,200)
Transfer from Investment Property to Property and Equipment	(5,100)	—	—
Transfer from investment properties to assets of disposal groups classified as held for sale	(920,000)	—	(920,000)
Fair value adjustments	342,766	14,366	357,132
Balance as of September 30, 2019	3,504,062	27,882	3,531,944

We have no ongoing investments since September 30, 2019, as we have not entered into any agreements regarding the acquisition of real estate, real estate portfolios or real estate development projects and have not acquired any real estate, real estate portfolios or real estate development projects. See the description of purchase agreements under “13.7.6 Purchase Agreements and Letters of Intent”.

9.6	Overview of Our Properties

9.6.1	Investment Properties

Investment property includes our properties held to generate rental income or for capital appreciation or both, rather than for (i) use in the production or supply of goods or services or for administrative purposes; or (ii) sale in the ordinary course of business.

We value investment property initially at cost at the time of acquisition, including capitalized borrowing costs. After acquisition, we measure investment property at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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The fair values of our investment properties as of September 30, 2019 were based on valuation as of June 30, 2019 performed by CBRE and up-to-date experience regarding the location and category of the properties, and the fair values for our investment properties as of December 31, 2016, December 31, 2017 and December 31, 2018 were based on valuations performed by CBRE. The valuations are based on a discounted cash flow model. The valuation model considers the present value of net cash flows to be generated from the property, taking into account expected rental growth rate, void periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants.

The expected net cash flows are discounted using risk-adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location (prime vs. secondary), tenant credit quality and lease terms.

As of September 30, 2019, the ADO Properties Group’s portfolio also included 6,112 parking spaces and 736 other units. We lease some of our investment property under commercial tenancy or lease agreements. The commercial tenancy or lease agreements usually run for five years. Most of our tenancy agreements for residential property provide for the parties to give three months’ notice as of the end of a month if the agreement is to be terminated.

9.6.2	Assets Classified as Held for Sale

Non-current assets are classified as held for sale if it is highly probable that such assets will be sold rather than continuing to be used. We generally value such assets at the lower of cost and realizable value. Once classified as held for sale assets, such assets are no longer depreciated.

9.6.3	Trading properties

Trading properties are measured at the lower of cost and net realizable value. The cost of trading properties includes the costs incurred in acquiring the trading properties and bringing them to their existing location and condition. The net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

9.7	Maintenance and Capital Expenditures

Targeted investments in our portfolio are at the core of our strategy. The following table provides an overview of the ADO Properties Group’s maintenance and capital expenditures for the periods presented:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019 (1)	2018	2017	2016
	(unaudited)	(unaudited)
	(in € per sqm)	(in € per sqm)
Maintenance and Capital Expenditures
Maintenance	7.5	7.5	6.5	6.8
Capitalized maintenance	8.4	8.1	6.3	6.6
Energetic modernization	2.9	3.6	1.7	0.8
Modernization capital expenditures	22.9	20.0	14.6	13.8

Total	41.8	39.2	29.1	28.1

(1)	Annualized figures based on total lettable area.

The maintenance and capital expenditure cost per square meter of €41.8 in the 9M 2019 was in line with our expectations for our long-term average levels.

9.8	Liquidity and Capital Resources

The ADO Properties Group finances its business activities primarily through cash flows from operating activities as well as raising funds on the debt capital markets and through bank loans.

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9.8.1	Cash Flows

The following table provides an overview of the ADO Properties Group’s cash flows for the periods presented:

	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Cash flows from operating activities
Profit for the period	328,072	210,977	397,464	367,512	410,768
Adjustments for:
Depreciation	1,065	337	527	452	356
Change in fair value of investment properties	(342,766)	(197,785)	(404,936)	(383,638)	(444,268)
Net finance costs	17,422	20,125	31,516	28,007	27,728
Income tax expense	58,843	39,368	70,362	68,035	69,706
Share-based payments	358	415	546	564	859
Change in short-term restricted bank deposits related to tenants	(1,904)	(1,068)	(1,624)	(4,727)	(2,883)
Change in short-term restricted bank deposits from condominium sales	(2,887)	(2,013)	(3,320)	(539)	—
Change in trade receivables	(536)	2,313	(2,926)	(3,148)	1,116
Change in other receivables	(2,408)	(1,052)	2,427	(3,742)	976
Change in trading properties	7,146	10,622	13,585	12,830	15,007
Change in advances in respect of trading properties	—	—	—	—	(6,419)
Change in trade payables	(1,714)	68	4,623	1,408	1,509
Change in other payables	8,925	(1,509)	(156)	4,163	2,276
Income tax paid	(7,087)	(1,928)	(4,155)	(864)	(352)

Net cash flows from operating activities	62,529	78,870	103,933	86,313	76,379

Cash flows from investing activities
Purchase of and CAPEX on investment properties	(42,436)	(101,216)	(117,118)	(189,182)	(116,839)
Advances paid for investment property purchase	—	(1,900)	—	(33,975)	(11,805)
Purchase of property and equipment	(2,719)	(517)	(1,182)	(795)	(784)
Interest received	20	121	143	3	29
Proceeds from disposal of investment properties	—	—	—	—	1,015
Acquisition of subsidiaries, net of acquired cash	—	(197,605)	(216,685)	(280,542)	(160,244)
Repayment of bank deposit	—	—	—	—	65,000
Change in short-term restricted bank deposits, net	226	205	808	9,992	(4,662)

Net cash flows from investing activities	(44,909)	(302,925)	(334,034)	(494,499)	(228,290)

Cash flows from financing activities
Proceeds from issue of corporate bonds, net	—	—	—	396,185	—
Proceeds from issue of corporate bonds, net	—	—	163,740	—	—
Long-term loans received	79,427	7,695	121,637	114,606	182,721
Repayment of long-term loans	(13,173)	(73,645)	(93,283)	(116,061)	(158,300)
Proceeds from issuance of commercial papers	—	534,000	673,000	—	—
Repayment of commercial papers	—	(285,000)	(673,000)	—	—
Repayment of short-term loans	—	(2,300)	(2,300)	(10,487)	(13,088)

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	For the nine-month period ended September 30,		For the year ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(audited)
	(in € thousand)		(in € thousand)
Upfront fees paid for credit facilities	(443)	(1,236)	(1,377)	—	—
Interest paid	(20,561)	(19,865)	(24,873)	(18,103)	(18,762)
Compensation fee payments in respect of other financial liabilities	—	(537)	(537)	—	—
Payment of lease liabilities	(551)	—	—	—	—
Payment from settlement of derivatives	—	(10)	(10)	—	(6,184)
Issuance of ordinary shares, net	—	—	—	—	292,975
Dividend distributed	(33,098)	(26,460)	(26,460)	(19,845)	(13,475)

Net cash from financing activities	11,601	132,642	136,537	346,295	265,887

Change in cash and cash equivalents during the period	29,221	(89,400)	(93,564)	(61,891)	113,976
Cash and cash equivalents at the beginning of the period	27,966	121,530	121,530	183,421	69,445
Cash and cash equivalents at the end of the period	57,186	32,130	27,966	121,530	183,421

9.8.2	Comparison of the 9M 2019 and the 9M 2018

9.8.2.1	Cash Flows from Operating Activities

Cash flows from operating activities decreased from €78,870 thousand in net cash generated from operating activities in the 9M 2018 to €62,529 thousand in net cash generated in operating activities in the 9M 2019 primarily due to an increase in payments for professional services and income tax paid as well as a decrease in the number of property units sold in the 9M 2019.

9.8.2.2	Cash Flows from Investing Activities

Cash flows from investing activities decreased from €302,925 thousand in net cash used in investing activities in the 9M 2018 to €44,909 thousand in net cash used in investing activities in the 9M 2019 primarily due to a decrease in acquisition activities.

9.8.2.3	Cash Flows from Financing Activities

Cash flows from financing activities decreased from €132,642 thousand in net cash generated from financing activities in the 9M 2018 to €11,601 thousand in net cash generated in financing activities in the 9M 2019 primarily due to the issuance of commercial papers in the 9M 2018.

9.8.3	Comparison of the Fiscal Years Ended December 31, 2018 and December 31, 2017

9.8.3.1	Cash Flows from Operating Activities

Cash flows from operating activities increased from €86,313 thousand in net cash generated from operating activities in Fiscal Year 2017 to €103,933 thousand in net cash generated in operating activities in Fiscal Year 2018 primarily due to higher rental income.

9.8.3.2	Cash Flows from Investing Activities

Cash flows from investing activities decreased from €494,499 thousand in net cash used in investing activities in Fiscal Year 2017 to €334,034 thousand in net cash used in investing activities in Fiscal Year 2018 primarily due to fewer acquisitions in the Fiscal Year 2018.

9.8.3.3	Cash Flows from Financing Activities

Cash flows from financing activities decreased from €346,295 thousand in net cash generated from financing activities in Fiscal Year 2017 to €136,537 thousand in net cash generated in financing activities

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in Fiscal Year 2018 primarily due to the placement of a €400.0 million corporate bond in the Fiscal Year 2017 which was partially offset by the placement of a €165.0 million convertible bond in the Fiscal Year 2018.

9.8.4	Comparison of the Fiscal Years Ended December 31, 2017 and December 31, 2016

9.8.4.1	Cash Flows from Operating Activities

Cash flows from operating activities increased from €76,379 thousand in net cash generated from operating activities in Fiscal Year 2016 to €86,313 thousand in net cash generated in operating activities in Fiscal Year 2017 primarily due to higher rental income.

9.8.4.2	Cash Flows from Investing Activities

Cash flows from investing activities increased from €228,290 thousand in net cash used in investing activities in Fiscal Year 2016 to €494,499 thousand in net cash used in investing activities in Fiscal Year 2017 primarily due to acquisitions and higher capital expenditures in the Fiscal Year 2017.

9.8.4.3	Cash Flows from Financing Activities

Cash flows from financing activities increased from €265,887 thousand in net cash generated from financing activities in Fiscal Year 2017 to €346,295 thousand in net cash generated in financing activities in Fiscal Year 2018 primarily due to the placement of a €400.0 million corporate bond in the Fiscal Year 2017.

9.8.5	Liabilities

9.8.5.1	Financial Liabilities

Our principal financial liabilities comprise secured mortgage loans and capital markets instruments, including corporate bonds and convertible bonds. In connection with the Business Combination, we also entered into an interim credit facility agreement of up to €2,963,000,000 that can be utilized to refinance certain existing liabilities. The Bridge Facility may also be utilized to refinance bonds issued by ADO Group Ltd. if such bonds are terminated by the relevant bondholders. See “13.7.8 Bridge Facility Agreement”.

The following table sets forth our financial liabilities outstanding as of the dates indicated below:

	As of September 30,	As of December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Corporate bonds	397,302	396,899	396,396	—
Convertible bonds	155,805	154,252	—	—
Other loans and borrowings	777,744	1,057,973	1,026,723	904,714
Other financial liabilities	46,846	42,027	28,105	15,137
Financial liabilities	1,377,697	1,651,151	1,451,224	919,851

For further information on our main financings refer to “13.7.9 Other Financing Agreements”.

9.8.5.2	Contingent Liabilities

Contingent liabilities are potential obligations towards third parties arising from past events and whose existence or non-existence will be determined in the future. We are involved in a small number of legal actions arising in the ordinary course of business. While the outcome of these legal actions is currently not determinable, it is management’s opinion that these matters will not have a material adverse effect on the Company’s consolidated financial position or results of its operations and therefore no provisions were made for such litigation.

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9.9	Disclosure About Market Risk

9.9.1	Default Risk

We are exposed to a default risk resulting from the potential failure of a counterparty to fulfill its part of the contract. In order to minimize risks, financial transactions are only executed with creditworthy third parties. The maximum carrying amount of the financial assets as reported in the statement of financial position. Our exposure to credit risk is included mainly by the individual characteristics of each customer. The revenue of the Company is primarily driven by rental income from approximately 23,000 tenants as of September 30, 2019. Accordingly, the ADO Properties Group believes it does not bear any concentration credit risk.

9.9.1.1	Cash and cash equivalents

The Company holds cash and cash equivalents with banks and financial institutions. The Company believes that its cash and cash equivalents have low credit risk based on the credit ratings of its counterparties. The carrying amount of financial assets represents he maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

9.9.1.2	Assessment of expected credit losses for individual customers

We use a provision matrix that is based on, inter alia, an aging of trade receivables to measure the expected credit losses from individual customers, which comprise a very large number of small balances.

9.9.2	Market Risk

We are exposed to the risk of changes in market interest rates as a result of floating rate debt as well as new and follow-on loans. Loans obtained at variable rates expose us to cash flow interest rate risk, which could have adverse effects on our profit or loss or financial position. Changes in interest rates may cause variations in interest expense on interest-bearing assets and liabilities.

We review the need to enter into derivative transactions to manage the interest rate risk arising from our operations and our sources of finance.

9.9.3	Liquidity Risk

We continuously monitor all financing options available on the capital and banking markets and use these options in a targeted manner. We also subject our existing financings to an early review prior to the respective final maturity date in order to ensure refinancing.

Under conditions of existing loan agreements, we are obliged to fulfill certain financial covenants. If financial covenants are violated and all commonly practiced solutions will be unsuccessful, the lenders could make such loans due and payable. Fulfilling these financial covenants is continually monitored as part of risk management.

The following table shows the forecast of undiscounted cash flows of non-derivative financial liabilities and derivate financial instruments:

	As of December 31, 2018
	Carrying amount	Contractual cash flows	2019	2020	2021	Due after five years
	(audited)
	(in € thousand)
Corporate bonds	396,899	436,000	6,000	6,000	6,000	418,000
Convertible bonds	154,252	175,314	2,063	2,063	2,063	169,125
Other loans and borrowings	1,057,973	1,133,308	34,875	82,321	141,306	874,806
Other financial liabilities	42,027	42,027	1,535	768	561	39,163
Trade payables	18,497	18,497	18,497	—	—	—
Tenants’ security deposits	23,260	23,260	23,260	—	—	—
Other payables	6,755	6,755	6,755	—	—	—
Derivatives (*)	2,776	2,969	92	220	378	2,279

Total	1,702,439	1,838,130	93,077	91,372	150,308	1,503,373

*	Cash flow hedges only. Does not include the derivative component of the convertible bond.

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9.10	Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with IFRS requires management to use estimates and make assumptions and judgments that affect the ADO Properties Group’s results or financial statements. Some of these estimates, assumptions and judgments are critical to the ADO Properties Group due to the high degree of uncertainty of the relevant parameters at the time they are used or due to various alternatives available to management in making decisions that would lead to significantly different results reflected on the ADO Properties Group’s financial statements. Following is a summary of the ADO Properties Group’s critical accounting policies.

9.10.1	Currency Translation

Transactions expressed in currencies other than Euro are translated into Euro at the exchange rate effective at the time of the transaction.

Formation expenses and long-term assets expressed in currencies other than Euro are translated into Euro at the exchange rate effective at the time of transaction. At the balance sheet date, these assets remain translated at historical exchange rates.

Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year.

Other assets and liabilities are valued individually at the lower, respectively the higher of their value at the historical exchange rate or their value determined at the exchange rates prevailing at the balance sheet date. The unrealized exchange losses are recorded in the profit and loss account. Realized exchange gains and realized exchange losses are recorded in the profit and loss account at the moment of their realization.

Where there is an economic link between an assets and a liability, these are valued in total according to the method described above, the net unrealized losses are recorded in the profit and loss account, and the net unrealized exchange gains are not recognized.

9.10.2	Formation Expenses

Formation expenses include expenses incurred for the initial public offering, capital increase, bond issuance, and costs incurred on revolving credit facilities. Formation expenses are written off based on a straight-line method over a period of five years or until the maturity date of the related loan.

9.10.3	Financial Assets

Shares in affiliated undertakings/participating interests/loans to these undertakings/investments held as fixed assets/other loans are valued at purchase price/nominal value (loans and claims), including their incidental expenses.

In case of durable diminution in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial assets, to value them at the lower amount attributed to them at the balance sheet date. These value adjustments are not continued if the reasons behind the value adjustments have ceased to apply.

9.10.4	Claims (Debtors)

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments do not continue if the reasons for which the value adjustments were made have ceased to apply.

9.10.5	Derivative Financial Instruments

The Company may enter into derivative financial instruments such as options, swaps and futures. These derivative financial instruments are initially recorded at cost. At each balance sheet date, unrealized losses are recognized in the profit and loss account whereas gains are accounted for when realized. In the case of hedging of an asset or a liability that is not recorded at fair value, unrealized gains or losses are deferred until the recognition of the realized gains or losses on the hedged item.

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9.10.6	Prepayments

Prepayments include expenditure incurred during the fiscal year but relating to a subsequent fiscal year.

9.10.7	Provisions

Provisions are intended to cover losses or debts, the nature of which is clearly defined and which, at the balance sheet date, are either likely to be incurred or certain to be incurred but uncertain as to their amount or the date on which they will arrive.

Provisions may also be created to cover charges which originate in the fiscal year under review or in a previous fiscal year, the nature of which is clearly defined and, which at the date of the balance sheet, are either likely to be incurred or certain to be incurred but uncertain as to their amount or the date on which they will arise.

Provisions for taxation corresponding to the tax liability estimated by the Company for the fiscal years which the tax return has not yet been filed are recorded under the caption “Provision for taxation”. The advance payments are shown in the assets of the balance sheet under “Other debtors”.

9.10.8	Creditors

Creditors are recorded at repayable amount.

9.10.9	Net Turnover

The net turnover comprises the amounts of management fees charged to ADO Properties GmbH.

9.10.10	Interest Income and Expenses

Interest income and expenses are recognized on an accrual basis. Dividend income is recognized when the Company receives the cash related to shares in affiliated undertakings.

9.10.11	Value Adjustments

Value adjustments are deducted directly from the related asset.

9.11	Recent Accounting Pronouncements

9.11.1	IFRS 16 (Leases)

We have initially adopted IFRS 16 as of January 1, 2019. IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the ADO Properties Group, as lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

We elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as of January 1, 2019 and without a restatement of comparative data. In respect of all the leases, we elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any pre-paid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 did not have an effect on our equity at the date of initial application.

As part of the initial application of IFRS 16, we have chosen to apply the following expedients:

•	Applying the practical expedient regarding the recognition and measurement of leases where the underlying asset has a low value; and

•

Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within twelve months from the date of initial application and leases for a period of up to twelve months from the date of their inception for all groups of underlying assets to which the right-of-use relates.

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On the inception date of the lease, we determine whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of identified asset for a period of time in exchange for consideration. In our assessment of whether an arrangement conveys the right to control the use of an identified asset, we assess whether we have the following two rights throughout the lease term:

(1)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(2)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance that are related to a lease component, we elected to account for the contract as a single lease component without separating the components.

As a result of applying IFRS 16, in relation to leases that were previously classified as operating leases, we recognized €1,553 thousand of right-of-use assets and a €1,553 thousand lease liability as of January 1, 2019.

As of September 30, 2019, the balance of right-of-use assets amounted to €1,025 thousand and of the lease liability of €1,187 thousand. Also in relation to those leases under IFRS 16, we recognized depreciation and interest costs instead of operating lease expense. During the nine-month period ended September 30, 2019, we recognized €528 thousand of depreciation changes and €185 thousand interest costs from these leases.

9.11.2	IFRIC 23 (Uncertainty Over Income Tax Treatments)

We have initially adopted IFRIC 23 as of January 1, 2019, which does not have a material effect on our financial statements.

9.11.3	IFRS 3 (Business Combinations)

The amendment to IFRS 3 is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, as well as for the acquisition of assets that takes place on or after the begin of this period. In each case, an earlier application being permitted.

We examined the effects of adopting the amendment to IFRS 3 and reached the conclusion that the effects on our financial statements would be immaterial.

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10.        PRO FORMA-CONSOLIDATED FINANCIAL INFORMATION OF ADO PROPERTIES S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 AND AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

The expected effects of (i) a successful business combination (the “Business Combination”) of ADLER Real Estate Aktiengesellschaft (“ADLER Real Estate” and, together with its subsidiaries, the “ADLER Group”), a public limited liability company incorporated under the laws of Germany, the shares of which are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) (WKN: 500800, ISIN: DE0005008007) with ADO Properties S.A. (the “Company” or “ADO Properties” and, together with its subsidiaries, the “ADO Properties Group”), on the financial position and results of operation of the ADO Properties Group, and (ii) a successful merger (the “Merger”) between ADLER Real Estate and ADO Group Ltd. (“ADO Group”), a public limited liability company incorporated under the laws of Israel, the shares of which are admitted to trading on the Tel Aviv Stock Exchange (TASE) and (iii) the acquisition of an approximately 70% stake in Brack Capital Properties N.V. (“BCP” and, together with its subsidiaries, the “BCP Group”) which was closed on April 2, 2018, are presented below on the basis of pro forma consolidated financial information.

10.1	Introduction

As of the date (September 23, 2019) of the merger agreement between ADLER Real Estate and ADO Group, ADO Group held a 38.16% stake in ADO Properties, the shares of which are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). In accordance with a condition for the closing of the Merger, which took place December 10, 2019, ADO Group sold 4.91% of the share capital and voting rights in ADO Properties, thus effectively reducing its stake in ADO Properties to 33.25%.

On December 15, 2019, the Company announced its decision to make a voluntary public takeover offer for all shares of ADLER Real Estate (the “Offer”). The Offer relates to the acquisition of all ordinary shares in dematerialized form with no par value of ADLER Real Estate with a proportionate amount of the share capital of ADLER Real Estate of €1.00 each, including full dividend rights and all ancillary rights at the time of the settlement of the Offer (the “ADLER Shares”). The Company is offering 0.4164 Offer Shares for every one ADLER Share. In addition, the Company entered into various share purchase agreements with minority shareholders of Consus Real Estate AG (“Consus Real Estate”) to acquire 22.18% of the shares in Consus Real Estate and a call-option agreement for 50.97% of the shares in Consus Real Estate with Aggregate Holdings S.A. It also entered into a strategic cooperation with Consus Real Estate.

Moreover, in February 2018, ADLER Real Estate signed an agreement with Redzone Empire Holding Limited (“Redzone”) for the purchase of 41.04% of Redzone’s shares in BCP, and also announced a special tender offer (“STO”) for the purchase of up to 25.8% of the additional shares. Through the agreement with Redzone, the STO and the purchase of shares that were offered to ADLER Real Estate by the senior management of BCP, ADLER Real Estate acquired 69.81% of the shares in BCP. With this acquisition, ADLER Real Estate expanded its portfolio by approximately 12,000 residential units (approximately 24%). The acquisition was successfully concluded at the beginning of April 2018 and the BCP Group has been consolidated by ADLER Real Estate as of April 2, 2018 in its consolidated financial statements.

The acquisition of BCP resulted in the payment of a total consideration in the amount of ILS 2,374 million, or approximately €555 million, assuming an exchange rate of 4.28 ILS/EUR (the “BCP Acquisition”).

Since the Business Combination is expected to have a material impact on the net assets, financial position and results of operations of the ADO Properties Group, the following pro forma consolidated financial information (the “Pro Forma Consolidated Financial Information”) was prepared by the Company, comprising a Pro Forma Consolidated Balance Sheet as of September 30, 2019, Pro Forma Consolidated Income Statements for the periods from January 1, 2019 to September 30, 2019 and January 1, 2018 to December 31, 2018, and Pro Forma Notes. In addition, the Pro Forma Consolidated Income Statement for the period from January 1, 2018 to December 31, 2018 shows the BCP Acquisition, as it had a material impact on the results of operations of ADLER Real Estate and is in turn considered a separate Pro Forma Event. The effects from the BCP Acquisition are not shown in the Pro Forma Consolidated Balance Sheet as of September 30, 2019 and the Pro Forma Consolidated Income Statement for the period from January 1, 2019 to September 30, 2019, as ADLER Real Estate included BCP as of and since April 2, 2018 in its consolidated financial statements.

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The purpose of the Pro Forma Consolidated Financial Information is to show the material effects that the Business Combination would have had on the Company’s consolidated balance sheet as of September 30, 2019 and consolidated statements of profit or loss income for the periods from January 1, 2018 to December 31, 2018 and January 1, 2019 to September 30, 2019 as if the ADO Properties Group had already existed since January 1, 2018 in the structure created by (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition.

The Pro Forma Consolidated Financial Information is based on assumptions and bears uncertainties. It was prepared for illustrative purposes only. Thus, it does not represent the actual but a hypothetical performance of the financial development of the ADO Properties Group and the results of its operations and its cash flows as if (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition were already successfully completed as of January 1, 2018. Furthermore, the Pro Forma Consolidated Financial Information should not be considered as an indicator for the future performance of the financial position of the ADO Properties Group and the results of its operations and its cash flows post completion of the (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition.

The Pro Forma Consolidated Financial Information should only be read in conjunction with the historical audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2018 and the historical unaudited consolidated interim financial statements of the Company as of and for the nine-month period ended September 30, 2019, each prepared in accordance with IFRS as adopted by the European Union. The Pro Forma Consolidated Financial Information is not meaningful on a stand-alone basis.

10.2	Historical financial information

The preparation of the Pro Forma Consolidated Financial Information is based on the following underlying information:

•

the Company’s audited and published consolidated financial statements as of and for the fiscal year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union (the “ADOP Financials 2018”);

•

the Company’s unaudited and published consolidated interim financial statements as of and for the nine-month period ended September 30, 2019, prepared in accordance with IFRS as adopted by the European Union (the “ADOP Interim Financials 2019”);

•

ADLER Real Estate’s audited and published consolidated financial statements as of and for the fiscal year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union (the “ADLER Financials 2018”);

•

ADLER Real Estate’s unaudited and published consolidated interim financial statements as of and for the nine-month period ended September 30, 2019, prepared in accordance with IFRS as adopted by the European Union (the “ADLER Interim Financials 2019”);

•

ADO Group’s audited standalone financial statements as of and for the fiscal year ended December 31, 2018, prepared in accordance with Regulation 9C of the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970 (the “ADO Group Financials 2018”);

•

ADO Group’s unaudited standalone interim financial statements as of and for the nine-month period ended September 30, 2019, prepared in accordance with Regulation 38D of the Israeli Securities Regulation (Periodic and Immediate Reports) – 1970 (the “ADO Group Interim Financials 2019”); and

•

BCP’s unpublished unaudited consolidated statement of income for the period from January 1, 2018 to April 1, 2018 prepared in accordance with IFRS and in accordance with ADLER Real Estate’s accounting principles applied within their consolidated financial statements as of and for the fiscal year ended December 31, 2018 (the “BCP Financials 2018”).

With regard to the historical basis of the Pro Forma Consolidated Financial Information, the Company principally refers to the ADOP Interim Financials 2019 in connection with the ADOP Financials 2018 in terms of the consistent application of disclosure, accounting and valuation methods.

The underlying historical financial information of the Pro Forma Consolidated Financial Information was prepared in accordance with IFRS. With regard to the accounting policies applied consistently to the

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underlying historical financial information of the Pro Forma Consolidated Financial Information, reference is made to the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2018 as well as the condensed interim consolidate financial statements of the Company as of and for the nine months ended September 30, 2019.

The ADO Group Financials 2018 and the ADO Group Interim Financials 2019 are presented in Israeli shekel (ILS), whereas the ADLER Financials 2018, the ADOP Financials 2018 and the BCP Financials 2018 as well as the ADLER Interim Financials 2019 and the ADOP Interim Financials 2019 are presented in EUR. Moreover, the ADO Group Financials 2018 and the ADO Group Interim Financials 2019 are originally presented in Hebrew only and were translated into English solely for purposes of preparing these Pro Forma Consolidated Financial Information.

The ADO Group Financials 2018 and ADO Group Interim Financials 2019 are presented in ILS. To align with the presentation currency of the Company (EUR), the ADO Group Financials 2018 and the ADO Group Interim Financials 2019 are calculated from ILS to EUR based on the exchange rate of the European Central Bank of ILS to Euro of 0.2640 as of September 30, 2019, for the pro forma consolidated interim balance sheet and with the average rate of ILS to Euro of 0.2358 for the pro forma consolidated income statement for the fiscal year ended December 31, 2018 and with the average rate of ILS to Euro of 0.2482 for the pro forma consolidated interim income statement for the nine-month period ended September 30, 2019.

10.3	Basis for preparation

The Company, ADLER Real Estate and BCP have each prepared their consolidated financial statements in accordance with IFRS as adopted by the European Union. ADO Group has prepared its standalone financial statements in accordance with the provisions of the Israeli Securities Authority (ISA) 2010.

The required Pro Forma Adjustments are based on available information, estimates, and certain assumptions (see “10.4 Procedures and assumptions”), as described in the Pro Forma Notes to the Pro Forma Consolidated Financial Information.

Due to the aforementioned referral to the ADO Group Financials 2018, the ADO Group Interim Financials 2019 and the ADLER Financials 2018 and the ADLER Interim Financials 2019, the Company has not yet finally determined all potential fair value step-ups and encumbrances in connection with the purchase price allocation in accordance with IFRS 3 for the hypothetical acquisition of ADLER Real Estate including ADO Group and, consequently, the Pro Forma Adjustments in the Pro Forma Consolidated Financial Information are subject to uncertainties.

The pro forma consolidated financial information was prepared based on IDW Accounting Practice Statement: for the preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004) and information available as well as certain Pro Forma Assumptions of the Company as described in these Pro Forma Notes. See also “10.4 Procedures and assumptions”. The preparation was solely conducted for illustrative purposes. Due to their nature, the Pro Forma Consolidated Financial Information present only a hypothetical situation and not the actual status of the ADO Properties Group.

The Pro Forma Consolidated Financial Information is presented in Euro. In addition, certain financial information regarding ADO Group and BCP (described in more detail in note (10) under “10.9 Notes to the Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018”) is presented in ILS. Unless otherwise stated, all figures have been rounded to the nearest EUR thousand. The presentation of the Pro Forma Consolidated Financial Information in € thousand may result in rounding differences.

Parentheses around any figures in the tables indicate negative values. A dash (“–”) signifies that the relevant figure is not available, while a zero (“0”) signifies that the relevant figure is available but has been rounded to or equals zero.

10.4	Procedures and assumptions

The Pro Forma Consolidated Financial Information has been prepared based on the assumption that (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition were successfully completed as of January 1, 2018, each respectively considered a business combination under IFRS 3. Accordingly, all assets acquired and liabilities assumed and any non-controlling interest in ADLER Real Estate have been recognized within the Pro Forma Consolidated Balance Sheet. The BCP Acquisition is not shown in the Pro Forma Consolidated Balance Sheet as of September 30, 2019, as ADLER Real Estate included BCP as of and since April 2, 2018, in their consolidated financial statements. As far as determinable, the identifiable assets acquired and liabilities assumed are to be measured at their acquisition date fair values. Due

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to the accounting for the Business Combination as a business combination in accordance with IFRS 3, the identifiable assets acquired and the liabilities assumed of ADLER Real Estate are required to be measured at their acquisition date fair values in accordance with IFRS. For purposes of the Pro Forma Consolidated Financial Information, the purchase price allocation of ADLER Real Estate was undertaken on the basis of a provisional valuation of the acquired net assets.

The Pro Forma Consolidated Financial Information does not include deferred tax effects as a result of accounting policy adjustments or Pro Forma Adjustments resulting from (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition. Income tax effects are only considered for Pro Forma Adjustments, if a material impact on the Pro Forma Consolidated Financial Information was identified and explicitly stated. In addition, the Pro Forma Consolidated Financial Information does not include any adjustment to deferred tax assets for tax loss carryforwards that could potentially be lost if shares are transferred and certain thresholds are exceeded.

Furthermore, no fair value adjustments with regard to contractual termination clauses (e.g. for financial liabilities) or contractual termination clauses as such, which could be triggered in the context of a change of control were taken into account. The effects of the Merger on any of the covenants of contracts in place with ADLER Real Estate and/or ADO Group and any third party (e.g. for financial liabilities) could not be conclusively assessed for purposes of the Pro Forma Consolidated Financial Information.

No effects of the conversion of stock options of the management of ADLER Real Estate were taken into account for purposes of these Pro Forma Consolidated Financial Information.

To reflect the Company’s assumed shareholding in ADLER Real Estate, the most recent share capital as of September 30, 2019 was taken into account when preparing the Pro Forma Consolidated Financial Information. The same principle was applied with regard to the positions “treasury shares”, “share premium” and “other capital reserves”.

Any goodwill (badwill) recognized in the Pro Forma Consolidated Financial Information considers both goodwill attributable to non-controlling interests as well as goodwill (badwill) attributable to owners of the company (accounting policy choice for full goodwill method under IFRS 3.19). The non-controlling interests are, therefore, measured at fair value. Hence, the net assets and liabilities identified for purposes of the preliminary purchase price allocation based solely on the ADLER Interim Financials 2019 and the ADOP Interim Financials 2019 will potentially deviate from the net assets and liabilities that would be determined in the final purchase price allocation.

In the ADLER Interim Financials 2019 and the ADLER Financials 2018, the income from charged operating costs are recorded according to the principal method, in particular due to the Company´s business model, which provides for a high share of in-house services. ADLER Real Estate differentiated these services according to whether the company is a principal or an agent. Services, which ADLER Real Estate provides as an agent are recognized as net costs. Other services are recognized as gross costs, because ADLER Real Estate provides these services as a principal. Therefore, the reporting of expenses related to operating costs and the corresponding income from additional charges to the tenant provided as an agent was not offset in accordance with IFRS 15 in the Consolidated Income Statement in the ADLER Interim Financials 2019 and the ADLER Financials 2018. In the ADOP Interim Financials 2019 and the ADOP Financials 2018, the income from charged operating costs are recorded according to the agent method of ADO Properties. Therefore, the reporting of expenses related to operating costs and the corresponding income from additional charges to the tenant provided as a principal was offset in accordance with IFRS 15 in the Consolidated Income Statement in the ADOP Interim Financials 2019 and the ADOP Financials 2018. Both methods are in accordance with IFRS and do not represent an accounting policy choice, therefore, no presentation adjustment was recorded in the Pro Forma Consolidated Financial Information.

For purposes of the Pro Forma Consolidated Financial Information regarding the alignment of the ADLER Interim Financials 2019 and the ADLER Financials 2018 with the Company’s accounting policies in relation to the recognition of income and expenses, no different treatment of operating costs was taken into account and in turn no alignment was considered.

The expected effects of (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition are presented below on the basis of Pro Forma Consolidated Financial Information. The Company also acquired shares in Consus Real Estate equaling 22.18% of the share capital. In addition, the Company entered into a call-option agreement with Aggregate Holdings S.A. relating to the acquisition of shares in Consus Real Estate equaling 50.97% of the share capital. Should the Company exercise its call option, it will also consider making an offer for of the outstanding shares in Consus Real Estate, up to 89.90% at an exchange ratio of 0.2390 (exchange ratio to be appropriately adjusted for any dividends and equity

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issuance) shares for one share in Consus Real Estate at a later stage. For purposes of the Pro Forma Consolidated Financial Information, the investment is accounted for as a financial instrument measured at fair value with changes in fair value recorded in profit or loss.

The call-put option agreement has been evaluated by the Company regarding it potentially resulting in the Company gaining power over Consus Real Estate according to IFRS 10 (Consolidation based on Potential Voting Rights). The Company does not currently intend to exercise the option (call). There are various factors to consider prior to exercising the call option, including the effects on (i) the Company’s current investment grade rating and its implications to the Company’s ability to raise capital at similarly attractive levels, (ii) the total leverage on a pro forma basis, (iii) the ability to achieve financial and operational synergies, (iv) the ability to implement profit and loss domination agreements and (v) other business considerations. It is therefore assumed that the option will currently not be considered exercisable and, consequently, does not represent a substantive right triggering control over Consus Real Estate.

10.5	Alignment of the historical financial information of ADO Properties, ADO Group, and BCP

There were no adjustments required for the BCP Financials 2018, as the information used for purposes of the Pro Forma Consolidated Financial Information has already been aligned with the accounting policies of ADLER Real Estate.

In order to present uniform historical financial information for purposes of the Pro Forma Consolidated Financial Information, the ADLER Interim Financials 2019 and the ADO Group Interim Financials 2019 as well as the ADLER Financials 2018 and the ADO Group Financials 2018 have been adjusted to align with the accounting policies of ADO Properties.

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10.5.1	Accounting policy adjustments as of and for the nine-month period ended September 30, 2019

ADLER Real Estate balance sheet as of September 30, 2019

The following table summarizes the accounting policy adjustments to the consolidated balance sheet of ADLER Real Estate as of September 30, 2019.

	Accounting policy adjustments
	Historical ADLER Real Estate	Presentation adjustments	Presentation note	Adjusted ADLER Real Estate
	(in € thousand)
Assets
Non-current assets
Goodwill	169,439	—	—	169,439
Intangible assets	624	—	—	624
Investment properties	4,811,899	—	—	4,811,899
Advances in respect of investment properties	—	40,615	(i)	40,615
Property and equipment	16,950	(5,946)	(iii)	11,004
Loans to associated companies	97,698	—	—	97,698
Investments in associated companies	12,368	—	—	12,368
Other financial investments	37,668	(37,668)	(ii)	—
Other financial assets	—	37,668	(ii)	37,668
Other non-current assets	40,615	(40,615)	(i)	—
Deferred tax assets	2,168	—	—	2,168
Advance expenses	—	—	—	—
Restricted bank deposit	—	—	—	—
Deferred expenses	—	—	—	—
Right-of-use-of-assets	—	5,946	(iii)	5,946

	5,189,429	—		5,189,429

Current assets
Inventories	92,309	(92,309)	(iv)	—
Trading properties	—	92,309	(iv)	92,309
Restricted bank deposits	—	41,758	(i)	41,758
Trade receivables	36,387	—	—	36,387
Income tax receivables	3,145	(3,145)	(v)	—
Other receivables	—	118,120	(i),(v)	118,120
Other current assets	156,733	(156,733)	(i)	—
Cash and cash equivalents	108,786	—	—	108,786
Non-current assets held for sale	521,094	(521,094)	(vi)	—
Assets of disposal groups classified as held for sale	—	521,094	(vi)	521,094

	918,454	—		918,454

Total assets	6,107,884	—		6,107,884

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	Accounting policy adjustments
	Historical ADLER Real Estate	Presentation adjustments	Presentation note	Adjusted ADLER Real Estate
	(in € thousand)
Shareholders’ equity
Capital stock	71,064	(71,064)	(vii)	—
Share capital	—	71,064	(vii)	71,064
Treasury shares	(1,603)	—	—	(1,603)
Capital reserves	309,338	(309,338)	(viii)	—
Share premium	—	309,338	(viii)	309,338
Currency translation reserves	—	—	—	—
Reserves	—	(5,509)	(ix)	(5,509)
Net retained profit	1,064,345	(1,064,345)	(ix)	—
Retained earnings	(5,509)	1,069,854	(ix)	1,064,345
Total equity attributable to owners of the Company	1,437,635	—	—	1,437,635
Non-controlling interests	335,033	—	—	335,033

	1,772,668	—		1,772,668

Non-current liabilities
Pension provisions	3,567	—	—	3,567
Other provisions	3,844	—	—	3,844
Liabilities from convertible bonds	121,026	(121,026)	(x)	—
Liabilities from bonds	2,059,187	(2,059,187)	(x)	—
Corporate bonds	—	2,059,187	(x)	2,059,187
Convertible bonds	—	121,026	(x)	121,026
Financial liabilities to banks	1,237,418	(1,237,418)	(xi)	—
Other loans and borrowings	—	1,237,418	(xi)	1,237,418
Other financial liabilities	—	10,435	(xii)	10,435
Other non-current liabilities	36,693	(36,693)	(xii)	—
Derivatives	—	7,151	(xii)	7,151
Lease liabilities	—	19,107	(xii)	19,107
Deferred tax liabilities	426,817	—	—	426,817

	3,888,552	—		3,888,552

Current liabilities
Other provisions	31	(31)	(xii)	—
Income tax liabilities	4,555	(4,555)	(xiii)	—
Liabilities from convertible bonds	1,078	(1,078)	(x)	—
Liabilities from bonds	40,686	(40,686)	(x)	—
Corporate bonds	—	40,686	(x)	40,686
Convertible bonds	—	1,078	(x)	1,078
Financial liabilities to banks	225,117	(225,117)	(xi)	—
Other loans and borrowings	—	225,117	(xi)	225,117
Other financial liabilities	—	—	—	—
Trade payables	34,959	—	—	34,959
Other current liabilities	50,176	(50,176)	(xii)	—
Other payables	—	52,096	(xii), (xiii)	52,096
Lease liabilities	—	2,222	(xii)	2,222
Derivatives	—	444	(xii)	444
Liabilities held for sale	90,062	(90,062)	(xiv)	—
Liabilities of disposal groups classified as held for sale	—	90,062	(xiv)	90,062

	446,664	—		446,664

Total equity and liabilities	6,107,884	—		6,107,884

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10.5.2	Notes to the presentation adjustments as of and for the nine-month period ended September 30, 2019

Balance sheet as of September 30, 2019

(i) Other non-current and current assets

ADLER Real Estate does not disclose advances for investment property as a separate line item. Accordingly, these amounts (€40,615 thousand) were re-classified from other non-current assets to advances for investment property. Accordingly, ADLER Real Estate discloses other current assets (€156,733 thousand) as separated lines: restricted bank deposits (€41,758 thousand) and other receivables (€114,975 thousand) respectively.

(ii) Other financial investments

ADLER Real Estate does not separately disclose other financial assets. These assets (€37,668 thousand) represent investments accounted for at fair value through profit and loss and were accordingly re-classified to other financial assets.

(iii) Right-of-use of assets

ADLER Real Estate does not disclose separately right-of-use assets as defined by IFRS 16. However, the Company separately discloses right-of-use-of assets. Therefore, these assets (€5,946 thousand) were re-classified from property and equipment to right-of-use assets.

(iv) Inventories

The line item inventories represents inventories that were re-classified to trading properties (€92,309 thousand).

(v) Income tax receivable

The Company does not disclose income tax receivables as a separate line item. Accordingly, these assets (€3,145 thousand) were re-classified to other receivables.

(vi) Non-current assets held for sale

The Company discloses assets held for sale on the account assets of disposal groups classified as held for sale. ADLER Real Estate discloses assets held for sale in the account non-current assets held for sale. Therefore, these assets (€521,094 thousand) which represent non-current assets held for sale were re-classified to assets of disposal groups classified as held for sale.

(vii) Capital stock

Capital stock (€71,064 thousand) was re-classified to share capital.

(viii) Capital reserves

The Company does not separately disclose capital reserves. The capital reserve (€309,338 thousand) refers to capital surplus generated from stock issuance and therefore the amount was re-classified to capital share premium.

(ix) Reserves and net retained profit

ADLER Real Estate presents its reserves in the balance sheet items retained earnings and its retained earnings in the balance sheet item net retained profit. Accordingly, net retained profit was re-classified to reserves (€5,509 thousands) and net retained profit (€1,064,345 thousands) was re-classified to retained earnings.

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(x) Liabilities from (convertible) bonds

ADLER Real Estate discloses liabilities from convertible bonds and liabilities from bonds. The Company discloses corporate bonds and convertible bonds. Therefore, non-current liabilities (€121,026 thousand and €2,059,187 thousand) and current liabilities (€1,078 thousand and €40,686 thousand) were re-classified to corporate bonds and convertible bonds, respectively.

(xi) Financial liabilities to banks

ADLER Real Estate discloses short-loans credit from banking entities as current liabilities of which financial liabilities to banks. However, the Company discloses bank loans under other loans and borrowings. Therefore, the entire balance in the amount of €1,237,418 thousand from financial liabilities to banks was re-classified to other loans and borrowings for non-current liabilities and the entire balance in the amount of €225,117 thousand from financial liabilities to banks was re-classified to other loans and borrowings for current liabilities.

(xii) Other non-current and current liabilities

ADLER Real Estate does not disclose derivatives and lease liabilities as a separate line item. According to ADO Properties, derivatives (€7,151 thousands) and lease liabilities (€19,107 thousands) were re-classified to separate lines. Accordingly, other non-current liabilities (€10,435 thousands) were re-classified to other financial liabilities. Also, ADLER Real Estate does not disclose other payables, lease liabilities, derivatives and other provisions as a separate line item. Therefore, other current liabilities (€50,176 thousands) were re-classified to other payables (€47,541 thousand), lease liabilities (€2,222 thousand), derivatives (€444 thousand) and other provisions (€31 thousand).

(xiii) Income tax liabilities

The Company does not disclose income tax liabilities. Accordingly, income tax liabilities in the amount of €4,555 thousand were re-classified to other payables.

(xiv) Liabilities held for sale

The Company discloses liabilities held for sale in account liabilities of disposal groups classified as held for sale. ADLER Real Estate discloses liabilities held for sale in the account current liabilities held for sale. Therefore, these liabilities (€90,062 thousand) represent current liabilities held for sale that were re-classified to liabilities of disposal groups classified as held for sale.

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	Presentation adjustments
	Other non- current and current assets	Other financial investments	Right-of- use assets	Inventories	Income tax receivable	Non-current assets held for sale	Total presentation adjustments
	(in € thousand)
Assets	(i)	(ii)	(iii)	(iv)	(v)	(vi)
Non-current assets
Goodwill	—	—	—	—	—	—	—
Intangible assets	—	—	—	—	—	—	—
Investment properties	—	—	—	—	—	—	—
Advances in respect of investment properties	40,615	—	—	—	—	—	40,615
Property and equipment	—	—	(5,946)	—	—	—	(5,946)
Loans to associated companies	—	—	—	—	—	—	—
Investments in associated companies	—	—	—	—	—	—	—
Other financial investments	—	(37,668)	—	—	—	—	(37,668)
Other financial assets	—	37,668	—	—	—	—	37,668
Other non-current assets	(40,615)	—	—	—	—	—	(40,615)
Deferred tax assets	—	—	—	—	—	—	—
Advance expenses	—	—	—	—	—	—	—
Restricted bank deposit	—	—	—	—	—	—	—
Deferred expenses	—	—	—	—	—	—	—
Right-of-use-of-assets	—	—	5,946	—	—	—	5,946

Current assets
Inventories	—	—	—	(92,309)	—	—	(92,309)
Trading properties	—	—	—	92,309	—	—	92,309
Restricted bank deposits	41,758	—	—	—	—	—	41,758
Trade receivables	—	—	—	—	—	—	—
Income tax receivables	—	—	—	—	(3,145)	—	(3,145)
Other receivables	114,975	—	—	—	3,145	—	118,120
Other current assets	(156,733)	—	—	—	—	—	(156,733)
Cash and cash equivalents	—	—	—	—	—	—	—
Non-current asset held for sale	—	—	—	—	—	(521,094)	(521,094)
Assets of disposal groups classified as held for sale	—	—	—	—	—	521,094	521,094

Total assets	—	—	—	—	—	—	—

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	Presentation adjustments
	Capital stock	Capital reserves	Reserves / Net retained profit	Liabilities from (convertible) bonds	Total presentation adjustments
	(in € thousand)
	(vii)	(viii)	(ix)	(x)
Shareholders’ equity
Capital stock	(71,064)	—	—	—	(71,064)
Share capital	71,064	—	—	—	71,064
Treasury shares	—	—	—	—	—
Capital reserves	—	(309,338)	—	—	(309,338)
Share premium	—	309,338	—	—	309,338
Currency translation reserves	—	—	—	—	—
Reserves	—	—	(5,509)	—	(5,509)
Net retained profit	—	—	(1,064,345)	—	(1,064,345)
Retained earnings	—	—	1,069,854	—	1,069,854
Total equity attributable to owners of the Company	—	—	—	—	—
Non-controlling interests	—	—	—	—	—

Non-current liabilities
Pension provisions	—	—	—	—	—
Other provisions	—	—	—	—	—
Liabilities from convertible bonds	—	—	—	(121,026)	(121,026)
Liabilities from bonds	—	—	—	(2,059,187)	(2,059,187)
Corporate bonds	—	—	—	2,059,187	2,059,187
Convertible bonds	—	—	—	121,026	121,026
Financial liabilities to banks	—	—	—	—	—
Other loans and borrowings	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Other non-current liabilities	—	—	—	—	—
Derivatives	—	—	—	—	—
Lease liabilities	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	—

Current liabilities
Other provisions	—	—	—	—	—
Income tax liabilities	—	—	—	—	—
Liabilities from convertible bonds	—	—	—	(1,078)	(1,078)
Liabilities from bonds	—	—	—	(40,686)	(40,686)
Corporate bonds	—	—	—	40,686	40,686
Convertible bonds	—	—	—	1,078	1,078
Financial liabilities to banks	—	—	—	—	—
Other loans and borrowings	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Other current liabilities	—	—	—	—	—
Other payables	—	—	—	—	—
Lease liabilities	—	—	—	—	—
Derivatives	—	—	—	—	—
Liabilities held for sale	—	—	—	—	—
Liabilities of disposal groups classified as held for sale	—	—	—	—	—

Total equity and liabilities	—	—	—	—	—

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	Presentation adjustments
	Financial liabilities to banks	Other non-current and current liabilities	Income tax liabilities	Liabilities held for sale	Total presentation adjustments
	(in € thousand)
	(xi)	(xii)	(xiii)	(xiv)
Shareholders’ equity
Capital stock	—	—	—	—	—
Share capital	—	—	—	—	—
Treasury shares	—	—	—	—	—
Capital reserves	—	—	—	—	—
Share premium	—	—	—	—	—
Currency translation reserves	—	—	—	—	—
Reserves	—	—	—	—	—
Net retained profit	—	—	—	—	—
Retained earnings	—	—	—	—	—
Total equity attributable to owners of the Company	—	—	—	—	—
Non-controlling interests	—	—	—	—	—

Non-current liabilities
Pension provisions	—	—	—	—	—
Other provisions	—	—	—	—	—
Liabilities from convertible bonds	—	—	—	—	—
Liabilities from bonds	—	—	—	—	—
Corporate bonds	—	—	—	—	—
Convertible bonds	—	—	—	—	—
Financial liabilities to banks	(1,237,418)	—	—	—	(1,237,418)
Other loans and borrowings	1,237,418	—	—	—	1,237,418
Other financial liabilities	—	10,435	—	—	10,435
Other non-current liabilities	—	(36,693)	—	—	(36,693)
Derivatives	—	7,151	—	—	7,151
Lease liabilities	—	19,107	—	—	19,107
Deferred tax liabilities	—	—	—	—	—

Current liabilities
Other provisions	—	(31)	—	—	(31)
Income tax liabilities	—	—	(4,555)	—	(4,555)
Liabilities from convertible bonds	—	—	—	—	—
Liabilities from bonds	—	—	—	—	—
Corporate bonds	—	—	—	—	—
Convertible bonds	—	—	—	—	—
Financial liabilities to banks	(225,117)	—	—	—	(225,117)
Other loans and borrowings	225,117	—	—	—	225,117
Other financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Other current liabilities	—	(50,176)	—	—	(50,176)
Other payables	—	47,541	4,555	—	52,096
Lease liabilities	—	2,222	—	—	2,222
Derivatives	—	444	—	—	444
Liabilities held for sale	—	—	—	(90,062)	(90,062)
Liabilities of disposal groups classified as held for sale	—	—	—	90,062	90,062

Total equity and liabilities	—	—	—	—	—

(99)

ADO Group balance sheet as of September 30, 2019

The following table summarizes the accounting policy adjustments to the balance sheet of ADO Group as of September 30, 2019.

		Accounting policy adjustments
	Historical ADO Group (standalone)	Presentation adjustments	Presentation note	Adjusted ADO Group (standalone)
	(in € thousand)
Assets
Non-current assets
Investment properties	—	—	—	—
Advances in respect of investment properties	—	—	—	—
Property and equipment	—	30	(i)	30
Fixed assets	30	(30)	(i)	—
Loans to associated companies	—	—	—	—
Investments in associated companies	—	1,039,663	(ii)	1,039,663
Investments in investee companies	1,039,663	(1,039,663)	(ii)	—
Other financial assets	—	—	—	—
Deferred tax assets	—	—	—	—
Restricted bank deposits	140	—	—	140
Deferred expenses	—	—	—	—
Right-of-use asset	410	—	—	410

	1,040,243	—		1,040,243

Current assets
Trading properties	—	—	—	—
Restricted bank deposits	—	—	—	—
Trade receivables	—	—	—	—
Other receivables	548	—	—	548
Cash and cash equivalents	67,594	—	—	67,594
Assets of disposal groups classified as held for sale	—	—	—	—

	68,142	—		68,142

Total assets	1,108,385	—		1,108,385

(100)

		Accounting policy adjustments
	Historical ADO Group	Presentation adjustments	Presentation note	Adjusted ADO Group
	(in € thousand)
Shareholders’ equity
Capital stock	10,324	(10,324)	(iii)	—
Share capital	—	10,324	(iii)	10,324
Treasury shares	(150,559)	—	—	(150,559)
Share Premium	306,082	30,236	(iv)	336,318
Capital reserve from transactions with controlling interest	80	(80)	(iv)	—
Capital reserve from translation differences	(109,927)	109,927	(v)	—
Hedge fund	(1,326)	1,326	(v)	—
Capital reserves	50,466	(50,466)	(iv)	—
Reserves	—	(111,253)	(v)	(111,253)
Retained earnings	649,259	20,310	(iv)	669,569
Total equity attributable to owners of the Company	754,399	—	—	754,399
Non-controlling interests	—	—	—	—

	754,399	—		754,399

Non-current liabilities
Corporate bonds	308,158	—	—	308,158
Convertible bonds	—	—	—	—
Other loans and borrowings	—	25,113	(vi)	25,113
Loans from banking corporations	25,113	(25,113)	(vi)	—
Other financial liabilities	—	—	—	—
Derivatives	—	—	—	—
Lease liabilities	261	—	—	261
Deferred tax liabilities	17,125	—	—	17,125

	350,657	—		350,657

Current liabilities
Commercial papers	—	—	—	—
Other loans and borrowings	—	—	—	—
Other financial liabilities	—	—	—	—
Trade payables	—	—	—	—
Other payables	3,221	—	—	3,221
Lease liabilities	108	—	—	108
Derivatives	—	—	—	—
Liabilities of disposal groups classified held for sale	—	—	—	—

	3,329	—		3,329

Total equity and liabilities	1,108,385	—		1,108,385

Balance sheet as of September 30, 2019

(i) Fixed assets

ADO Group Financial Statements (standalone) do not disclose property and equipment as a separate line item. Accordingly, this amount (€30 thousand) was re-classified from fixed assets to property and equipment.

(ii) Investments in investee companies

ADO Group does not separately disclose investments in associated companies. These assets (€1,039,663 thousand) were accordingly re-classified from investments in investee companies to investments in associated companies.

(101)

(iii) Capital stock

The Company does not disclose the account capital stock. Therefore, the amount of €10,324 thousand was re-classified to share capital.

(iv) Capital reserves

The Company does not separately disclose capital reserves. Accordingly, the capital reserves from transaction with controlling interest (€80 thousand) and capital reserves (€50,466 thousand) were re-classified to share premium (€30,236 thousand) and retained earnings (€20,310 thousand).

(v) Translation and valuation differences

ADO Group discloses separately capital reserves from translation differences (€109,927 thousand) and hedge funds (€1,326 thousand). These accounts were re-classified to reserves (€111,253 thousand).

(vi) Loans from banking corporation

ADO Group discloses loans from banking corporations as a separate line item. These liabilities (€25,113 thousand) were re-classified to other loans and borrowings.

(102)

Presentation adjustments
	Fixed assets	Investments in investee companies	Capital stock	Capital reserves	Translation and Valuation differences	Loans from banking corporations	Total presentation adjustments
(in € thousand)
	(i)	(ii)	(iii)	(iv)	(v)	(vi)
Assets
Non-current assets
Investment properties	—	—	—	—	—	—	—
Advances in respect of investment properties	—	—	—	—	—	—	—
Property and equipment	30	—	—	—	—	—	30
Fixed assets	(30)	—	—	—	—	—	(30)
Loans to associated companies	—	—	—	—	—	—	—
Investments in associated companies	—	1,039,663	—	—	—	—	1,039,663
Investments in investee companies	—	(1,039,663)	—	—	—	—	(1,039,663)
Other financial assets	—	—	—	—	—	—	—
Deferred tax assets	—	—	—	—	—	—	—
Restricted bank deposits	—	—	—	—	—	—	—
Deferred expenses	—	—	—	—	—	—	—
Right-of-use asset	—	—	—	—	—	—	—

	—	—	—	—	—	—	—

Current assets
Inventories	—	—	—	—	—	—	—
Trading properties	—	—	—	—	—	—	—
Restricted bank deposits	—	—	—	—	—	—	—
Trade receivables	—	—	—	—	—	—	—
Income tax receivables	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—
Other current assets	—	—	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—	—	—
Non-current assets held for sale	—	—	—	—	—	—	—
Assets of disposal groups classified as held for sale	—	—	—	—	—	—	—

	—	—		—	—	—	—

(103)

	Presentation adjustments
	Fixed assets	Investments in investee companies	Capital stock	Capital reserves	Translation and Valuation differences	Loans from banking corporations	Total presentation adjustments
	(in € thousand)
	(i)	(ii)	(iii)	(iv)	(v)	(vi)
Shareholders’ equity
Capital stock	—	—	(10,324)	—	—	—	(10,324)
Share capital	—	—	10,324	—	—	—	10,324
Treasury shares	—	—	—	—	—	—	—
Capital reserve	—	—	—	—	—	—	—
Share premium	—	—	—	30,236	—	—	30,236
Capital reserve from transactions with controlling interest	—	—	—	(80)	—	—	(80)
Capital reserve from translation differences	—	—	—	—	109,927	—	109,927
Hedge fund	—	—	—	—	1,326	—	1,326
Capital reserves	—	—	—	(50,466)	—	—	(50,466)
Reserves	—	—	—	—	(111,253)	—	(111,253)
Retained earnings	—	—	—	20,310	—	—	20,310
Total equity attributable to owners of the Company	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—

	—	—	—	—	—	—	—

Non-current liabilities
Corporate bonds	—	—	—	—	—	—	—
Convertible bonds	—	—	—	—	—	—	—
Other loans and borrowings	—	—	—	—	—	25,113	25,113
Loans from banking corporations	—	—	—	—	—	(25,113)	(25,113)
Other financial liabilities	—	—	—	—	—	—	—
Derivatives	—	—	—	—	—	—	—
Lease liabilities	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	—	—	—

Current liabilities
Commercial papers	—	—	—	—	—	—	—
Other loans and borrowings	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Trade payables	—	—	—	—	—	—	—
Other payables	—	—	—	—	—	—	—
Lease liabilities	—	—	—	—	—	—	—
Derivatives	—	—	—	—	—	—	—
Liabilities of disposal groups classified held for sale	—	—	—	—	—	—	—

Total equity and liabilities	—	—	—	—	—	—	—

(104)

ADLER Real Estate income statement for the nine-month period ended September 30, 2019

The following table summarizes the accounting policy adjustments to the consolidated income statement of ADLER Real Estate for the nine-month period ended September 30, 2019.

		Accounting policy adjustments
	Historical ADLER Real Estate	Presentation adjustments	Presentation note	Adjusted ADLER Real Estate
	(in € thousand)
Revenue	—	689,583	(i)	689,583
Gross rental income	277,935	(277,935)	(i)	—
Income from the sale of properties	411,648	(411,648)	(i)	—
Cost of operations	—	(529,167)	(ii)	(529,167)
Expenses from property lettings	(114,006)	114,006	(ii)	—
Expenses from the sale of properties	(415,161)	415,161	(ii)	—

Gross profit	160,416	—	—	160,416

General administrative expenses	—	(64,467)	(iii)	(64,467)
Personal expenses	(30,396)	30,396	(iii)	—
Other operating incomes	5,442	(5,442)	(iii)	—
Other operating expenses	(35,174)	35,174	(iii)	—
Other expenses	—	—	—	—
Changes in fair value of investment properties	334,605	—	—	334,605
Depreciation and amortization	(4,339)	4,339	(iii)	—

Result from operating activities	430,554	—	—	430,554

Finance income	9,239	—	—	9,239
Finance cost	(103,611)	—	—	(103,611)

Net finance costs	(94,372)	—	—	(94,372)

Profit before tax	336,182	—	—	336,182

Income tax expense	(63,960)	—	—	(63,960)
Profit for the period (continued operations)	—	—	—	—
Earnings after taxes from discontinued operations	248	—	—	248

Profit for the period	272,470	—	—	272,470

Profit attributable to:
Owners of the Company	209,178	—	—	209,178
Non-controlling interest	63,292	—	—	63,292

Profit for the period	272,470	—	—	272,470
Basic earnings per share (in EUR)	3.04	—	—	3.04
Diluted earnings per share (in EUR)	2.70	—	—	2.70

**	No different treatment of a gross or a net method regarding operational cost was considered.

Income statement for the nine-month period ended September 30, 2019

(i) Revenues

ADLER Real Estate does not disclose revenue as a separate line item, but instead discloses the items gross rental income, income from the sale of properties and other operating income. Accordingly, gross rental income (€277,935 thousand) and income from the sale of properties (€411,648 thousand) were re-classified to revenues (€689,583 thousand).

(ii) Cost of operations

ADLER Real Estate does not separately disclose cost of operations, but instead discloses the items expenses from property lettings and expenses from the sale of properties. Accordingly, expenses from property lettings (€114,006 thousand) and expenses from the sale of properties (€415,161 thousand) were re-classified to cost of operations (€529,167 thousand).

(105)

(iii) General and administrative expenses

ADLER Real Estate does not disclose general and administration expenses as a separate line item, but instead discloses personnel expenses and depreciation and amortization. Accordingly, personnel expenses (€30,396 thousand), and depreciation and amortization (€4,339 thousand) were re-classified to general and administration expenses (€34,735 thousand). Additionally, ADLER Real Estate discloses other operating income in the amount of €5,442 thousand and other operating expenses in the amount of €35,174 thousand, which mainly relate to external services, rent, and other operating items. and were also included in general and administrative expenses.

	Presentation adjustments
	Revenues	Cost of operations	General and administrative expenses	Total presentation adjustments
	(in € thousand)
	(i)	(ii)	(iii)
Revenue	689,583	—	—	689,583
Gross rental income	(277,935)	—	—	(277,935)
Income from the sale of properties	(411,648)	—	—	(411,648)
Cost of operations	—	(529,167)	—	(529,167)
Expenses from property lettings	—	114,006	—	114,006
Expenses from the sale of properties	—	415,161	—	415,161

Gross profit	—	—	—	—

General administrative expenses	—	—	(64,467)	(64,467)
Personal expenses	—	—	30,396	30,396
Other operating incomes	—	—	(5,442)	(5,442)
Other operating expenses	—	—	35,174	35,174
Other expenses	—	—	—	—
Changes in fair value of investment properties	—	—	—	—
Depreciation and amortization	—	—	4,339	4,339

Result from operating activities	—	—	—	—

Finance income	—	—	—	—
Finance cost	—	—	—	—

Net finance costs	—	—	—	—

Profit before tax	—	—	—	—

Income tax expense	—	—	—	—
Profit for the period (continued operations)	—	—	—	—
Earnings after taxes from discontinued operations	—	—	—	—

Profit for the period	—	—	—	—

Profit attributable to:
Owners of the Company	—	—	—	—
Non-controlling interest	—	—	—	—

Profit for the period	—	—	—	—
Basic earnings per share (in EUR)	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—

(106)

ADO Group income statement for the nine-month period ended September 30, 2019

The following table summarizes the accounting policy adjustments to the income statement of ADO Group for the nine-month period ended September 30, 2019.

		Accounting policy adjustments
	Historical ADO Group	Presentation adjustments	Presentation note	Adjusted ADO Group
	(in € thousand)
Revenue	—	18	(i)	18
Revenues from services provided to investee companies	18	(18)	(i)	—
Cost of operations	—	—	—	—

Gross profit	18	—	—	18

General and administrative expenses	(1,288)	—	—	(1,288)
Other expenses	—	—	—	—
Changes in fair value of investment properties	—	—	—	—

Results from operating activities	(1,271)	—	—	(1,271)

Profits from investments accounted for at equity	—	131,086	(ii)	131,086
Profit from investee companies	131,086	(131,086)	(ii)	—
Finance income	704	—	—	704
Finance costs	(14,801)	—	—	(14,801)

Net finance costs	116,989	—	—	116,989

Profit before tax	115,719	—	—	115,719

Income tax expense	(18,954)	—	—	(18,954)
Profit for the period (continued operations)	96,764	—	—	96,764
Earnings after taxes from discontinued operations	—	—	—	—

Profit for the period	96,764	—	—	96,764

Profit attributable to:
Owners of the Company	96,764	—	—	96,764
Non-controlling interest	—	—	—	—

Profit for the period	96,764	—	—	96,764
Basic earnings per share (in EUR)	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—

Income statement for the nine-month period ended September 30, 2019

(i) Revenue

ADO Group does not disclose revenues as a separate line item, but instead discloses the item revenues from services provided to investee companies. Accordingly, revenues from services provided to investee companies (€18 thousand) was re-classified to revenue (€18 thousand).

(ii) Profit from investee companies

ADO Group does not separately disclose profits from investments accounted for at equity, but instead discloses the item profit from investee companies. Accordingly, profit from investee companies (€131,086 thousand) was re-classified to profits from investments accounted for at equity.

The following presentation adjustments were applied to the income statement of ADO Group for the nine-month period ended September 30, 2019.

(107)

Presentation adjustments
	Revenues	Profit from investee companies	Total presentation adjustments
	(i)	(ii)
(in € thousand)
Revenue	18	—	18
Revenues from services provided to investee companies	(18)	—	(18)
Cost of operations	—	—	—

Gross profit	—	—	—

General administrative expenses	—	—	—
Other expenses	—	—	—
Changes in fair value of investment properties	—	—	—
Results from operating activities	—	—	—
Profits from investments accounted for at equity	—	131,086	131,086
Profit from investee companies	—	(131,086)	(131,086)
Finance income	—	—	—
Finance costs	—	—	—

Net finance costs	—	—	—

Profit before tax	—	—	—

Income tax expense	—	—	—
Profit for the period (continued operations)	—	—	—
Earnings after taxes from discontinued operations	—	—	—

Profit for the period	—	—	—

Profit attributable to:
Owners of the Company	—	—	—
Non-controlling interest	—	—	—

Profit for the period	—	—	—
Basic earnings per share (in EUR)	—	—	—
Diluted earnings per share (in EUR)	—	—	—

(108)

10.5.3	Accounting policy adjustments for the fiscal year ended December 31, 2018

The following table summarizes the accounting policy adjustments to the consolidated income statement of ADLER Real Estate for the fiscal year ended December 31, 2018.

		Accounting policy adjustments
	Historical ADLER Real Estate	Presentation adjustments	Presentation note	Adjusted ADLER Real Estate
	(in € thousand)
Revenue	—	424,663	(i)	424,663
Gross rental income	349,595	(349,595)	(i)	—
Income from the sale of properties	75,068	(75,068)	(i)	—
Cost of operations	—	(212,871)	(ii)	(212,871)
Expenses from property lettings	(145,908)	145,908	(ii)	—
Expenses from the sale of properties	(66,963)	66,963	(ii)	—

Gross profit	211,792	—		211,792

General and administrative expenses	—	(94,093)	(iii)	(94,093)
Personnel expenses	(35,138)	35,138	(iii)	—
Other operating income	8,914	(8,914)	(iii)	—
Other operating expenses	(66,268)	66,268	(iii)	—
Other expenses	—	—	—	—
Changes in fair value of investment properties	465,129	—	—	465,129
Depreciation and amortization	(1,601)	1,601	(iii)	—

Results from operating activities	582,828	—		582,828

Profits from investments accounted for at equity	—	—	—	—
Net income from at-equity valued investment associates	3,162	(3,162)	(iv)	—
Finance income	16,295	3,162	(iv)	19,457
Finance costs	(147,523)	—	—	(147,523)

Net finance costs	(131,228)	—		(131,228)

Profit before tax	454,762	—		454,762

Income tax expense	(122,576)	—	—	(122,576)
Profit for the period (continued operations)	—	—	—	—
Earnings after taxes from discontinued operations	263	—	—	263

Profit for the period	332,449	—		332,449

Profit attributable to:
Owners of the Company	265,556	—	—	265,556
Non-controlling interest	66,893	—	—	66,893

Profit for the period	332,449	—	—	332,449
Basic earnings per share (in EUR)	3.96	—	—	3.96
Diluted earnings per share (in EUR)	3.50	—	—	3.50

Income statement for the fiscal year ended December 31, 2018

(i) Revenues

ADLER Real Estate does not disclose revenues as a separate line item, but instead discloses the items gross rental income, income from the sale of properties, and other operating income separately. Accordingly, gross rental income (€349,595 thousand) and income from the sale of properties (€75,068 thousand) were re-classified to revenue (€424,663 thousand).

(ii) Cost of operations

ADLER Real Estate does not separately disclose cost of operations, but instead discloses the items expenses from property lettings and expenses from the sale of properties. Accordingly, expenses from property lettings (€145,908 thousand), expenses from the sale of properties (€66,963 thousand) were re-classified to cost of operations (€212,871 thousand)

(109)

(iii) General and administrative expenses

ADLER Real Estate does not disclose general and administration expenses as a separate line item, but instead discloses personnel expenses and depreciation and amortization. Accordingly, personnel expenses (€35,138 thousand), and depreciation and amortization (€1,601 thousand) were re-classified to general and administrative expenses (€36,739 thousand). Additionally, ADLER Real Estate discloses other operating income in the amount of €8,914 thousand and other operating expenses in the amount of €66,268 thousand, which mainly relate to external services, rent, and other operating items and were also included in general and administrative expenses.

(iv) Finance income

ADLER Real Estate does not disclose profits from investments accounted for at equity as a separate line item. Therefore, net income from at-equity valued investment associates (€3,162 thousand) was re-classified to finance income.

(110)

The following presentation adjustments were applied to the consolidated income statement of ADLER Real Estate for the fiscal year ended December 31, 2018.

	Presentation adjustments
	Revenues	Cost of operations	General and administrative expenses	Finance income	Total presentation adjustments
	(in € thousand)
	(i)	(ii)	(iii)	(iv)
Revenue	424,663	—	—	—	424,663
Gross rental income	(349,595)	—	—	—	(349,595)
Income from the sale of properties	(75,068)	—	—	—	(75,068)

Cost of operations	—	(212,871)	—	—	(212,871)

Expenses from property lettings	—	145,908	—	—	145,908

Expenses from the sale of properties	—	66,963	—	—	66,963

Gross profit	—	—	—	—	—

General and administrative expenses	—	—	(94,093)	—	(94,093)

Personnel expenses	—	—	35,138	—	35,138

Other operating income	—	—	(8,914)	—	(8,914)

Other operating expenses	—	—	66,268	—	66,268
Other expenses	—	—	—	—	—
Changes in fair value of investment properties	—	—	—	—	—

Depreciation and amortization	—	—	1,601	—	1,601

Results from operating activities	—	—	—	—	—

Profits from investments accounted for at equity	—	—	—	—	—
Net income from at-equity valued investment associates	—	—	—	(3,162)	(3,162)
Finance income	—	—	—	3,162	3,162
Finance costs	—	—	—	—	—

Net finance costs	—	—	—	3,162	3,162

Profit before tax	—	—	—	—	—

Income tax expense	—	—	—	—	—
Profit for the period (continued operations)	—	—	—	—	—
Earnings after taxes from discontinued operations	—	—	—	—	—

Profit for the period	—	—	—	—	—

Profit attributable to:
Owners of the Company	—	—	—	—	—
Non-controlling interest	—	—	—	—	—
Profit for the period	—	—	—	—	—
Basic earnings per share (in EUR)	—	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—	—

(111)

The following table summarizes the accounting policy adjustments to the income statement of ADO Group for the fiscal year ended December 31, 2018.

		Accounting policy adjustments
	Historical ADO Group	Presentation adjustments	Presentation note	Adjusted ADO Group
	(in € thousand)
Revenue	—	26	(i)	26
Revenues from services provided to investee companies	26	(26)	(i)	—
Cost of operations	—	—	—	—

Gross profit	—	—	—	—

General and administrative expenses	(2,229)	(48)	(i)	(2,277)
Other expenses	(48)	48	(i)	—
Changes in fair value of investment properties	—	—	—	—

Results from operating activities	(2,252)	—	—	(2,252)

Profits from investments accounted for at equity	—	160,372	(ii)	160,372
Profit from investee companies	160,372	(160,372)	(ii)	—
Finance income	3,209	—	—	3,209
Finance costs	(9,936)	—	—	(9,936)

Net finance costs	153,644	—	—	153,644

Profit before tax	151,393	—	—	151,393

Income tax expense	(401)	—	—	(401)
Profit for the period (continued operations)	150,992	—	—	150,992
Earnings after taxes from discontinued operations	—	—	—	—

Profit for the period	150,992	—	—	150,992

Profit attributable to:
Owners of the Company	150,992	—	—	150,992
Non-controlling interest	—	—	—	—

Profit for the period	150,992	—	—	150,992
Basic earnings per share (in EUR)	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—

Income statement for the fiscal year ended December 31, 2018

(i) Revenues and expenses

ADO Group does not disclose revenue as a separate line item, but instead discloses the items revenues from services provided to investee companies. Accordingly, revenues from services provided to investee companies (€26 thousand) was re-classified to revenue. Likewise, other expenses in the amount of €48 thousand were re-classified to general and administrative expenses.

(ii) Profit from investee companies

ADO Group does not disclose profits from investments accounted for at equity. Accordingly, profit from investee companies (€160,372 thousand) was re-classified to profits from investments accounted for at equity.

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The following table summarizes the presentation adjustments to the income statement of ADO Group for the fiscal year ended December 31, 2018.

Presentation adjustments
	Revenues & expenses	Profit from investee companies	Total presentation adjustments
(in € thousand)
	(i)	(ii)	—
Revenue	26	—	26
Revenues from services provided to investee companies	(26)	—	(26)
Cost of operations	—	—	—

Gross profit	—	—	—

General and administrative expenses	(48)	—	(48)
Other expenses	48	—	48
Changes in fair value of investment properties	—	—	—

Results from operating activities	—	—	—

Profits from investments accounted for at equity	—	160,372	160,372
Profit from investee companies	—	(160,372)	(160,372)
Finance income	—	—	—
Finance costs	—	—	—

Net finance costs	—	—	—

Profit before tax	—	—	—

Income tax expense	—	—	—
Profit for the period (continued operations)	—	—	—
Earnings after taxes from discontinued operations	—	—	—

Profit for the period	—	—	—

Profit attributable to:
Owners of the Company	—	—	—
Non-controlling interest	—	—	—
Profit for the period	—	—	—
Basic earnings per share (in EUR)	—	—	—
Diluted earnings per share (in EUR)	—	—	—

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The following table summarizes the accounting policy adjustments to the consolidated income statement of BCP for the period from January 1, 2018 to April 1, 2018.

		Accounting policy adjustments
	Historical BCP	Presentation adjustments	Presentation note	Adjusted BCP
	(in € thousand)
Revenue	—	44,911	(i)	44,911
Revenues from rental properties	19,762	(19,762)	(i)	—
Revenues from property management and others	6,574	(6,574)	(i)	—
Revenues from sale of apartments	18,575	(18,575)	(i)	—
Cost of operations	—	(23,612)	(ii)	(23,612)
Property management expenses	(6,558)	6,558	(ii)	—
Cost of maintenance of rental properties	(2,879)	2,879	(ii)	—
Cost of sale of apartments	(14,175)	14,175	(ii)	—

Gross profit	21,299	—		21,299

General and administrative expenses	—	(4,983)	(iii)	(4,983)
Administrative and general expense	(4,082)	4,082	(iii)	—
Administrative and general expenses attributed to the inventory of apartments under construction and inventory of real estate	(807)	807	(iii)	—
Selling and marketing expenses	(94)	94	(iii)	—
Other expenses	—	—		—
Changes in fair value of investment properties	—	5,525	(iv)	5,525
Increase in value of investment property, net	5,525	(5,525)	(iv)	—

Results from operating activities	21,841	—		21,841

Profits from investments accounted for at equity	—	—		—
Finance income	—	—		—
Finance costs	—	(2,045)	(v)	(2,045)
Finance expenses excluding the effect of exchange rate differences, CPI and currency hedging transactions	(4,615)	4,615	(v)	—
Effect of exchange rate differences, CPI and currency hedging transactions, net	2,820	(2,820)	(v)	—
Change in value of loans, interest-swap transactions and refinance costs, net	(250)	250	(v)	—

Net finance costs	(2,045)	—		(2,045)

Profit before tax	19,796	—		19,796

Income tax expense	(6,874)	—		(6,874)
Profit for the period (continued operations)	12,922	—		12,922
Earnings after taxes from discontinued operations	—	—		—

Profit for the period	12,922	—		12,922

Profit attributable to:
Owners of the Company	11,690	—		11,690
Non-controlling interests	1,232	—		1,232
Profit for the period	12,922	—		12,922
Basic earnings per share (in EUR)	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—

Income statement for the period from January 1 to April 1, 2018

(i) Revenue

BCP does not disclose revenue as a separate line item, but instead discloses the items gross rental income, income from rental properties and income from the sale of properties separately. Accordingly, gross rental income (€19,762 thousand), income from rental properties (€6,574 thousand) and income from the sale of properties (€18,575 thousand) were re-classified to revenue (€44,911 thousand).

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(ii) Cost of operations

BCP does not separately disclose cost of operations, but instead discloses the items expenses from property lettings and expenses from the sale of properties. Accordingly, expenses from property management (€6,558 thousand), expenses from maintenance of rental properties (€2,879 thousand) and expenses from the sale of properties (€14,175 thousand) were re-classified to cost of operations (€23,612 thousand).

(iii) General and administrative expenses

BCP does not disclose general and administrative expenses as a separate line item, but instead discloses administrative and general expense, administrative and general expenses attributed to the inventory of apartments under construction and inventory of real estate and selling and marketing expenses. Accordingly, administrative and general expense (€4,082 thousand), administrative and general expenses attributed to the inventory of apartments under construction and inventory of real estate (€807 thousand) and selling and marketing expenses (€94 thousand) were re-classified to general and administration expenses (€4,983 thousand).

(iv) Changes in fair value of investment properties

For purposes of the Pro Forma Consolidated Financial Information, €5,525 thousand were reclassified from increase in value of investment property to changes in fair value of investment properties.

(v) Finance costs

BCP does not disclose finance costs as a separate line item, but instead discloses, finance expenses excluding the effect of exchange rate differences, CPI and currency hedging translations, effect of exchange rate differences, CPI and currency hedging translations and change in value of loans, interest-swap transactions and refinance cost. Accordingly, finance expenses excluding the effect of exchange rate differences (€4,615 thousand), effect of exchange rate differences, CPI and currency hedging translations (€2,820 thousand) and change in value of loans, interest-swap transactions and refinance cost (€250 thousand) were reclassified to finance costs (€2,045 thousand).

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The following presentation adjustments were applied to the consolidated income statement of BCP for the period from January 1 to April 1, 2018.

	Presentation adjustments
	Revenue	Cost of operations	General and administrative expenses	Changes in fair value of investment properties	Finance cost	Total presentation adjustments
	(in € thousand)
	(i)	(ii)	(iii)	(iv)	(v)
Revenue	44,911	—	—	—	—	44,911
Revenues from rental properties	(19,762)	—	—	—	—	(19,762)
Revenues from property management and others	(6,574)	—	—	—	—	(6,574)
Revenues from sale of apartments	(18,575)	—	—	—	—	(18,575)
Cost of operations	—	(23,612)	—	—	—	(23,612)
Property management expenses	—	6,558	—	—	—	6,558
Cost of maintenance of rental properties	—	2,879	—	—	—	2,879
Cost of sale of apartments	—	14,175	—	—	—	14,175

Gross profit	—	—	—	—	—	—

General and administrative expenses	—	—	(4,983)	—	—	(4,983)
Administrative and general expense	—	—	4,082	—	—	4,082
Administrative and general expenses attributed to the inventory of apartments under construction and inventory of real estate	—	—	807	—	—	807
Selling and marketing expenses	—	—	94	—	—	94
Other expenses	—	—	—	—	—	—
Changes in fair value of investment properties	—	—	—	5,525	—	5,525
Increase in value of investment property, net	—	—	—	(5,525)	—	(5,525)

Results from operating activities	—	—	—	—	—	—

Profits from investments accounted for at equity	—	—	—	—	—
Finance income	—	—	—	—	—
Finance costs	—	—	—	—	(2,045)	(2,045)
Finance expenses excluding the effect of exchange rate differences, CPI and currency hedging transactions	—	—	—	—	4,615	4,615
Effect of exchange rate differences, CPI and currency hedging transactions, net	—	—	—	—	(2,820)	(2,820)
Change in value of loans, interest-swap transactions and refinance costs, net	—	—	—	—	250	250

Net finance costs	—	—	—	—	—	—

Profit before tax	—	—	—	—	—	—

Income tax expense	—	—	—	—	—	—
Profit for the period (continued operations)	—	—	—	—	—	—
Earnings after taxes from discontinued operations	—	—	—	—	—	—

Profit for the period	—	—	—	—	—	—

Profit attributable to:
Owners of the Company	—	—	—	—	—	—
Non-controlling interest	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Basic earnings per share (in EUR)	—	—	—	—	—	—
Diluted earnings per share (in EUR)	—	—	—	—	—	—

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10.6	Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019

The following tables present the Pro Forma Consolidated Balance Sheet as of September 30, 2019 as well as the Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2019 to September 30, 2019.

The financial information contained in column A of the Pro Forma Consolidated Balance Sheet as of September 30, 2019 and the Pro Forma Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2019 is taken from the ADOP Interim Financials 2019.

The financial information contained in column B of the Pro Forma Consolidated Balance Sheet as of September 30, 2019 and the Pro Forma Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2019 i taken from the ADLER Interim Financials 2019. The figures of ADLER Interim Financials 2019 within column B were reconciled to the reporting structure of the Company.

The financial information contained in column C of the Pro Forma Consolidated Balance Sheet as of September 30, 2019 and the Pro Forma Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2019 is taken from the ADO Group Interim Financials 2019. The figures of ADO Group Interim Financials 2019 within column C were reconciled to the reporting structure of the Company.

The Pro Forma Adjustments contained in column E1 and E2 reflect the assumption that (i) the Business Combination and (ii) the Merger were successfully completed as of January 1, 2018. These Pro Forma Adjustments are explained in detail in the notes to the Pro Forma Consolidated Financial Information below.

The financial information contained in column F represents the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019 as if (i) the Business Combination and (ii) the Merger were successfully completed as of January 1, 2018.

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Pro Forma Consolidated Balance Sheet as of September 30, 2019

	Historical financial information
	ADO Properties Group	ADLER Group	ADO Group (Standalone)	Total
	A	B	C	D=A+B+C
	(in € thousand)
Assets
Non-current assets
Investment properties	3,504,062	4,811,899	—	8,315,961
Advances in respect of investment properties	6,300	40,615	—	46,915
Goodwill	—	169,439	—	169,439
Intangible assets	—	624	—	624
Property and equipment	10,752	11,004	30	21,786
Loans to associated companies	—	97,698	—	97,698
Investments in associated companies	—	12,368	1,039,663	1,052,031
Other financial asset	6,628	37,668	—	44,296
Option Consus Real Estate	—	—	—	—
Restricted bank deposits	2,921	—	140	3,061
Deferred tax assets	—	2,168	—	2,168
Deferred expenses	750	—	—	750
Right-of-use asset	1,025	5,946	410	7,381

	3,532,438	5,189,429	1,040,243	9,762,110

Current assets
Trading properties	27,882	92,309	—	120,191
Restricted bank deposits	26,003	41,758	—	67,761
Trade receivables	12,442	36,387	—	48,829
Other receivables	2,581	118,120	548	121,249
Cash and cash equivalents	57,186	108,786	67,594	233,566
Assets of disposal groups classified as held for sale	929,022	521,094	—	1,450,116

	1,055,116	918,454	68,142	2,041,712

Total assets	4,587,554	6,107,883	1,108,385	11,803,822

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	Total		Pro forma adjustments for the Merger	Pro forma adjustments for the Business Combination	Total
	D=A+B+C	Ref.	E1	E2	F=D+E
	(in € thousand)
Assets
Non-current assets
Investment properties	8,315,961		—	—	8,315,961
Advances in respect of investment properties	46,915		—	—	46,915
Goodwill	169,439	(5)	11,555	61,150	242,144
Intangible assets	624		—	—	624
Property and equipment	21,786		—	—	21,786
Loans to associated companies	97,698		—	—	97,698
Investments in associated companies	1,052,031	(5)(10)(11)	(62,522)	(905,891)	83,618
Other financial asset	44,296		—	193,880	238,176
Call Option Consus Real Estate	—		—	26,832	26,832
Restricted bank deposits	3,061		—	—	3,061
Deferred tax assets	2,168		—	22,049	24,217
Deferred expenses	750		—	—	750
Right-of-use asset	7,381		—	—	7,381

	9,762,110		(50,967)	(601,980)	9,109,163

Current assets
Trading properties	120,191		—	—	120,191
Restricted bank deposits	67,761		—	—	67,761
Trade receivables	48,829		—	—	48,829
Other receivables	121,249		9,376	10,094	140,719
Cash and cash equivalents	233,566		75,818	695,658	1,005,042
Assets of disposal groups classified as held for sale	1,450,116		(375,000)	(929,022)	146,094

	2,041,712		(289,806)	(223,270)	1,528,636

Total assets	11,803,822		(340,773)	(825,250)	10,637,799

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	ADO Properties Group	ADLER Group	ADO Group (Standalone)	Total
	A	B	C	D=A+B+C
	(in € thousand)
Shareholders’ equity
Share capital	55	71,064	10,324	81,443
Treasury shares	—	(1,603)	(150,559)	(152,162)
Share premium	500,608	309,338	336,318	1,146,264
Reserves	319,493	(5,509)	(111,253)	202,731
Retained earnings	1,616,045	1,064,345	669,569	3,349,959

Total equity attributable to owners of the Company	2,436,201	1,437,635	754,399	4,628,235

Non-controlling interests	51,029	335,033	—	386,062

Total equity	2,487,230	1,772,668	754,399	5,014,297

Liabilities
Non-current liabilities
Corporate bonds	397,302	2,059,187	308,158	2,764,647
Convertible bonds	155,805	121,026	—	276,831
Other loans and borrowings	743,477	1,237,418	25,113	2,006,008
Other financial liabilities	45,311	10,435	—	55,746
Derivatives	10,385	7,151	—	17,536
Put Option Consus Real Estate	—	—	—	—
Lease liabilities	466	19,107	261	19,834
Pension provisions	—	3,567	—	3,567
Other provisions	—	3,844	—	3,844
Deferred tax liabilities	221,571	426,817	17,125	665,513

	1,574,317	3,888,552	350,657	5,813,526

Current liabilities
Corporate bonds	—	40,686	—	40,686
Convertible bonds	—	1,078	—	1,078
Other loans and borrowings	34,267	225,117	—	259,384
Other financial liabilities	1,535	—	—	1,535
Trade payables	15,098	34,959	—	50,057
Other payables	41,375	52,096	3,221	96,692
Lease liabilities	721	2,222	108	3,051
Derivatives	103	444	—	547
Liabilities of disposal groups classified as held for sale	432,908	90,062	—	522,970

	526,007	446,664	3,329	976,000

Total equity and liabilities	4,587,554	6,107,884	1,108,385	11,803,823

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	Historical financial information
	Total		Pro Forma Adjustments for the Merger	Pro Forma Adjustments for the Business Combination	Total
	D=A+B+C	Ref.	E1	E2	F=D+E
	(in € thousand)
Shareholders’ equity
Share capital	81,443	(5)(10)	(10,324)	(71,004)	115
Treasury shares	(152,162)	(3)(10)(11)(13)	150,559	1,585	(18)
Share premium	1,146,264	(3)(10)(11)(13)	(336,318)	856,678	1,666,624
Reserves	202,731	(5)(10)	111,253	5,509	319,493
Retained earnings	3,349,959	(5)(10)(16)	(687,058)	(1,149,839)	1,513,062

Total equity attributable to owners of the Company	4,628,235		(771,888)	(357,072)	3,499,275

Non-controlling interests	386,062		—	—	386,062

Total equity	5,014,297		(771,888)	(357,072)	3,885,337

Liabilities
Non-current liabilities
Corporate bonds	2,764,647	(10)	—	88,372	2,853,019
Convertible bonds	276,831	(10)	—	(121,026)	155,805
Other loans and borrowings	2,006,008	(3)	494,250	(13,809)	2,486,449
Other financial liabilities	55,746	(10)	—	(45,311)	10,435
Derivatives	17,536		—	—	17,536
Lease liabilities	19,834		—	—	19,834
Pension provisions	3,567		—	—	3,567
Other provisions	3,844		—	—	3,844
Deferred tax liabilities	665,513	(4)	(17,125)	—	648,388

	5,813,526		477,125	(91,774)	6,198,877

Current liabilities
Corporate bonds	40,686		—	—	40,686
Convertible bonds	1,078	(10)	—	(1,078)	—
Other loans and borrowings	259,384		—	—	259,384
Other financial liabilities	1,535	(10)	—	(1,535)	—
Trade payables	50,057	(6)	—	(6,000)	44,057
Other payables	96,692	(1)(2)(3)(4)(7)	43,990	65,117	205,799
Lease liabilities	3,051		—	—	3,051
Derivatives	547		—	—	547
Liabilities of disposal groups classified as held for sale	522,970	(1)(6)	(90,000)	(432,908)	62

	976,000		(46,010)	(376,404)	553,586

Total equity and liabilities	11,803,823		(340,773)	(825,250)	10,637,800

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Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2019 to September 30, 2019

	Historical financial information
	ADO Properties Group	ADLER Group	ADO Group (Standalone)	Total
	A	B	C	D=A+B+C
	(in € thousand)
Revenue	119,625	689,583	18	809,226
Cost of operations	(32,573)	(529,167)	—	(561,740)

Gross profit	87,052	160,416	18	247,486

General and administrative expenses	(14,666)	(64,467)	(1,288)	(80,421)
Other expenses	(10,815)	—	—	(10,815)
Changes in fair value of investment properties	342,766	334,605	—	677,371

Results from operating activities	404,337	430,554	(1,271)	833,620

Profit (losses) Option Consus Real Estate	—	—	—	—
Profits from investments accounted for at equity	—	—	131,086	131,086
Finance income	6,561	9,239	704	16,504
Finance costs	(23,983)	(103,611)	(14,801)	(142,395)

Net finance costs	(17,422)	(94,372)	(14,097)	(125,891)

Profit before tax	386,915	336,182	115,719	838,816

Income tax expense	(58,843)	(63,960)	(18,954)	(141,757)
Profit for the period (continued operations)	328,072	272,222	96,764	697,058
Earnings after taxes from discontinued operations	—	248	—	248

Profit for the period	328,072	272,470	96,764	697,306

Profit attributable to:
Owners of the Company	323,646	209,178	96,764	629,588
Non-controlling interests	4,426	63,292	—	67,718
Profit for the period	328,072	272,470	96,764	697,306
Basic earnings per share (in EUR)	7.33	3.04	—	—
Diluted earnings per share (in EUR)	6.85	2.70	—	—

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	Historical financial information
	Total		Pro Forma Adjustments for the Merger	Pro Forma Adjustments for the Business Combination	Total
	D=A+B+C	Ref.	E1	E2	F=D+E
	(in € thousand)
Revenue	809,226	(6)	—	(21,345)	787,881
Cost of operations	(561,740)		—	—	(561,740)

Gross profit	247,486		—	(21,345)	226,141

General and administrative expenses	(80,421)	(1)(6)	1,319	(814)	(79,916)
Other expenses	(10,815)		—	—	(10,815)
Changes in fair value of investment properties	677,371	(1)(6)	(203,200)	(131,053)	343,118

Results from operating activities	833,620		(201,881)	(153,212)	478,528

Profit (losses) Option Consus Real Estate	—	(12)	—	(10,802)	(10,802)
Profits from investments accounted for at equity	131,086	(9)	—	(131,086)	—
Finance income	16,504		—	—	16,504
Finance costs	(142,395)	(2)(6)(7)(8)	(4,277)	(46,414)	(193,086)

Net finance costs	(125,891)		(4,277)	(46,414)	(176,582)

Profit before tax	838,816		(206,158)	(341,514)	291,143

Income tax expense	(141,757)	(6)	—	13,299	(128,458)
Profit for the period (continued operations)	697,058		(206,158)	(328,215)	162,685
Earnings after taxes from discontinued operations	248		—	—	248

Profit for the period	697,306		(206,158)	(328,215)	162,933

Profit attributable to:
Owners of the Company	629,588		(159,263)	(310,277)	160,048
Non-controlling interests	67,718		(46,895)	(17,938)	2,885
Profit for the period	697,306		(206,158)	(328,215)	162,933
Basic earnings per share (in EUR)	—		—	—	1.73
Diluted earnings per share (in EUR)	—		—	—	1.68

10.7	Notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019

In the following notes to the Pro Forma Consolidated Financial Information, the Pro Forma Adjustments in column E1 and E2 are explained in detail in order to illustrate the effects on the Company’s consolidated balance sheet as of September 30, 2019 and consolidated statement of profit or loss for the period from January 1, 2019 to September 30, 2019 as if the Merger and the Business Combination were successfully completed as of January 1, 2018. However, intercompany income and expenses between ADO Group and ADO Properties have not been eliminated for purposes of the Pro Forma Consolidated Financial Information.

Pro Forma Adjustments relating to the Merger of ADLER Group and ADO Group (column E1):

(1)	Sale of partnership interest in Glasmacherviertel GmbH & Co. KG (Project Gerresheim)

On September 22, 2019, BCP, as a fully consolidated subsidiary of ADLER Real Estate, entered into a share purchase agreement to sell 75% of the partnership interest in Glasmacherviertel GmbH & Co.KG as part of the acquisition refinancing. The partnership holds a portfolio of real estate developments with a nominal amount of €375 million. As part of the agreement, the purchaser assumed 75% of the facility agreement with a nominal amount of €90 million previously entered into by the partnership. Gross proceeds from the sale of partnership interest are estimated to amount to €213,750 thousand.

For purposes of the Pro Forma Consolidated Financial Information, 75% of the €375,000 thousand are reclassified from assets-held-for-sale to cash and cash equivalents, which in turn were used as part of the Merger financing (see also note (3)). The remaining 25% in the amount of €71,250 thousand were reclas-

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sified from assets-held-for-sale to investments in associated companies. Correspondingly, liabilities-held-for-sale are reduced by an amount of €90,000 thousand. Miscellaneous other assets and liabilities related to Project Gerresheim and disposed of were not considered for purposes of the Pro Forma Consolidated Financial Information. Therefore, the actual proceeds may differ from the above calculation.

The investment properties of Project Gerresheim resulted in income from fair value adjustments of investment properties in the amount of €203,200 thousand for the nine-month period ended September 30, 2019. This income was eliminated for purposes of the Pro Forma Consolidated Financial Information. Furthermore, due to the deconsolidation of the partnership, goodwill in the amount of €1,319 thousand was expensed and included in other operating expenses in ADLER Interim Financials 2019. A Pro Forma Adjustment in the amount of €1,319 thousand was thus made to general and administrative expenses. Other gains and losses as well as income and expenses generated by the partnership were not considered for purposes of the Pro Forma Consolidated Financial Information due to materiality considerations.

(2)	Transaction costs related to the Merger

The legal and advisory costs and other transaction costs directly attributable to the Merger estimated by the Company total €16,885 thousand and are reported in the Pro Forma Consolidated Balance Sheet as an increase in other payables (see also note (17)). For purposes of the Pro Forma Consolidated Financial Information these transaction costs are included in net retained earnings since it is assumed that the transaction had taken place prior to January 1, 2018.

The consideration as part of the Merger was initially secured by a bridge loan facility with a nominal amount of up to €710,000 thousand. One-time fees in connection with the bridge loan facility in the amount of €9,980 thousand until September 30, 2019 are therefore included in the Pro Forma Consolidated Balance Sheet in other payables (see also note (17)).

The one-time fees for the bridge loan facility were assumed to be amortized over the duration of the entire Pro Forma Period (from January 1, 2018 to September 30, 2019). The portion attributable to the nine-month period ended September 30, 2019 for the amortization included in financial cost amounted to €4,277 thousand.

For purposes of the Pro Forma Consolidated Financial Information these transaction costs are included in retained earnings, because it is assumed that the entire transaction costs related to the Merger are fully tax-deductible and treated as if incurred prior to January 1, 2018. Correspondingly the impact on income taxes amounted to €9,376 thousand based on transaction costs in the amount of €26,865 thousand and a tax rate of 34.9%. The impact on income taxes is shown as an increase in other receivables and correspondingly as an increase in retained earnings.

The adjustment to retained earnings within column E1 is calculated as follows:

(in € thousand)
Legal and advisory costs	16,885
One-time fees for the bridge loan facility	9,980
Income taxes related to the Merger (excluding the directly attributable transactions costs of the Rights Offering RO)	(9,376)

17,489

(3)	Refinancing of Merger

To refinance the bridge loan facility in the amount of €710 million which was provided in connection with the consideration for the Merger (the “Merger Bridge Facility”), €213,750 thousand are financed through a divestment of 75% percent of the Gerresheim portfolio held by BCP (refer to note (1) of section 12.7 for further details regarding the disposal of assets). Therefore, it is assumed that the amount drawn represents the residual of the purchase price of €708 million and gross proceeds from the sale of the BCP Gerresheim portfolio in the amount of €219,250 thousand on January 1, 2018. An adjustment in the amount of €494,250 thousand was made to other loans and borrowings in the Pro Forma Consolidated Financial Information.

The Merger Bride Facility will be replaced by another bridge loan facility secured by ADO Properties in connection with the Business Combination, as described in note (8) in further detail. For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the replacement of the Merger Bridge

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Facility took place prior to January 1, 2018. Therefore no interest expenses for the refinancing of the Merger were included in the Pro Forma Consolidated Financial Information.

(4)	Sale of a stake in ADO Properties of 4.91%

Prior to the Merger, which was closed on December 10, 2019, ADO Group sold down a portion of the shares and voting rights it holds in ADO Properties, effectively reducing its stake in ADO Properties from 38.16% to 33.25%. Therefore, ADLER Real Estate’s indirect holding in ADO Properties was reduced by 4.91%. For purposes of the Pro Forma Consolidated Financial Information, it was assumed that the shares were sold at the stock’s closing rate as of December 13, 2019 (€34.94 per share) resulting in proceeds in the amount of €75,818 thousand recorded in cash and cash equivalents. The corresponding adjustment to investments in associated companies was made in proportion to its carrying amount (4.91%/38.16% * €1,039,663 thousand = €133,772 thousand). The difference in the amount of €57,954 thousand was recorded in retained earnings for purposes of the Pro Forma Consolidated Financial Information. Furthermore, ADO Group includes a deferred tax liability in the amount of €17,125 thousand for the sale of the stake in ADO Properties in its ADO Group Interim Financials 2019. This it is assumed that the gain generated by the sale is fully tax deductible for purposes of the pro forma Consolidated Financial Information, the deferred tax liability is reclassified to other payables in the amount of €17,125 thousand.

(5)	Purchase price allocation Merger

The total purchase consideration amounts to €708,000 thousand for a 100% stake in ADO Group, including 33.25% of shares in ADO Properties. For purposes of the Pro Forma Consolidated Financial Information, the total consideration in the amount of €708,000 thousand is compared to the fair value of net identifiable assets as of September 30, 2019.

In order to determine the fair value of net identifiable assets, the published financial statements of ADO Group and ADO Properties as of September 30, 2019 were used as they represent the most recent data available. Therefore, no resulting step-up was taken into consideration and included in the purchase price allocation. As a result, the net identifiable assets of ADO Group amount to €696,445 thousand. The difference between the total consideration and the net identifiable assets calculated amounts to €11,555 thousand, which is allocated to goodwill equaling €11,555 thousand.

The purchase price allocation as described above is provisional and largely driven by the valuation of the investment properties based on published financial information of ADO Group and ADO Properties. The resulting difference between consideration and net identifiable assets was calculated for purposes of the Pro Forma Consolidated Financial Information only. The actual purchase price allocation, which takes into consideration the identifiable net assets as of the ultimate acquisition date, may significantly differ from this provisional purchase price allocation.

	(in € thousand)
ADO Group acquisition costs for 100%, we also refer to note (3)		708,000

To reflect ADLER Real Estate’s stake in ADO Group, 100% of the share capital was taken into account when preparing the Pro Forma Consolidated Financial Information.
Share capital as of September 30, 2019 (equals column B in Pro Forma Balance Sheet)	(10,324)
Treasury shares as of September 30, 2019	150,559
Share premium as of September 30, 2019	(336,318)
Reserves	111,253
Retained earnings	(611,615)

	(696,445)

Resulting goodwill from ADO Group acquisition recorded in retained earnings		11,555

Pro Forma Adjustments relating to the Business Combination (column E2):

(6)	Share purchase agreement with Gewobag Wohnungsbau Aktiengesellschaft Berlin („Project Gewobag“)

On September 26, 2019, ADO Properties entered into a share purchase agreement with Gewobag Wohnungsbau Aktiengesellschaft Berlin (“Gewobag”) for the sale of 100% of the shares in certain subsidia-

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ries owning 23 properties consisting in aggregate of approximately 5,900 residential apartment units (the “Gewobag SPA”). The sale price for the shares sold to Gewobag, which was received by ADO Properties on November 29, 2019, was €920 million less approximately €350 million of net debt of the companies being sold.

For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the Gewobag SPA was in effect prior to January 1, 2018. Therefore, €929,022 thousand are reclassified from assets of disposal groups classified as held for sale and €432,908 thousand are reclassified from liabilities of disposal groups classified as held for sale to cash and cash equivalents, as well as €6,000 thousand from trade payables relating to the transaction. Miscellaneous other assets and liabilities related to Project Gewobag and disposed of were not considered for purposes of the Pro Forma Consolidated Financial Information. Therefore, the actual proceeds may differ from the above calculation.

In the Pro Forma Consolidated Statement of Profit or Loss, revenues in the amount of €21,327 thousand, changes in fair value of investment properties in the amount of €131,053 thousand, finance costs in the amount of €4,197 thousand, general and administrative expenses in the amount of €814 thousand, and income tax expenses in the amount of €13,299 thousand were excluded. Other gains and losses as well as income and expenses generated by the sale were not considered for purposes of the Pro Forma Consolidated Financial Information due to materiality considerations.

(7)	Transaction costs related to the Business Combination and Rights Offering

The legal and advisory costs and other transaction costs directly attributable to the Business Combination and Rights Offering estimated by the Company total €25,000 thousand and are reported in the Pro Forma Consolidated Balance Sheet as an increase in other payables (see also note (17)). For purposes of the Pro Forma Consolidated Financial Information these transaction costs are included in retained earnings since it is assumed that the transaction had taken place prior to January 1, 2018.

The consideration as part of the Merger was initially secured by a bridge loan facility with a nominal amount of up to €2,963,000 thousand. One-time fees in connection with the bridge loan facility in the amount of €13,809 thousand until September 30, 2019 are therefore included in the pro forma consolidated balance sheet in other payables (see also note (17)).

The one-time fees for the bridge loan facility were assumed to be amortized over the duration of the entire pro forma period (from January 1, 2018 to September 30, 2019). The portion attributable to the nine-month period ended September 30, 2019 for the amortization included in financial cost amounted to €5,918 thousand.

For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the entire transaction costs related to the Merger are fully tax-deductible and treated as if incurred prior to January 1, 2018. Correspondingly the impact on income taxes amounted to €10,094 thousand based on transaction costs in the amount of €26,865 thousand and a tax rate of 26.1%. The impact on income taxes is shown as an increase in other receivables and correspondingly as an increase in retained earnings.

The adjustment to retained earnings within column E2 is calculated as follows:

(in € thousand)
Legal and advisory costs	25,000
One-time fees for the bridge loan facility	13,809
Income taxes related to the Business Combination	(10,094)

28,715

(8)	Refinancing in connection with the Business Combination

The Company as borrower and J.P. Morgan Securities plc as mandated lead arranger, J.P. Morgan AG as original lender and J.P. Morgan Europe Limited as agent entered into a bridge term loan facility agreement (the “Bridge Facility Agreement”) under which the Company may utilize a bridge term facility with a nominal amount of up to €2,963,000 thousand (the “Bridge Facility”).

The Bridge Facility has been made available for the purpose of refinancing certain existing financial indebtedness, including bonds and loans, of ADLER Real Estate and its subsidiaries if such instruments are subject to change-of-control termination rights and the relevant creditors exercise such rights upon the Company acquiring control over ADLER Real Estate. The Bridge Facility may also be used to refinance bonds issued by ADO Group Ltd., if terminated by the respective bondholders. Further, if the Company

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acquires the majority of the shares in Consus Real Estate and certain conditions are met, a portion of the Bridge Facility with a nominal amount of up to €1,428,000 thousand may be used to prepay outstanding indebtedness of Consus Real Estate and its subsidiaries.

For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the Company does not obtain control over Consus Real Estate as further detailed in note (12) and no other change-of-control events are triggered by the Business Combination. Furthermore, it is assumed that the Bridge Facility is drawn in the amount of €494,250 thousand in order to replace the Merger Bridge Facility as further described in note (3). A corresponding adjustment was made to other loans and borrowings in the Pro Forma Consolidated Financial Information.

As it is assumed that the Bridge Facility was drawn prior to January 1, 2018, the Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2019 to September 30, 2019 was adjusted to include the interest expense calculated with an average effective interest rate of 2.25% p.a. of the outstanding balance (€494,250 thousand) for the nine-month period in the amount of €8,340 thousand in finance costs. For purposes of the Pro Forma Consolidated Financial information, no outflow of cash is shown. Therefore, the full amount for the corresponding interest payable was included in other payables and recognized in retained earnings.

(9)	Intercompany eliminations

The ADO GROUP INTERIM FINANCIAL STATEMENTS 2019 include profits from investments accounted for at equity in the amount of €131,086 thousand, which represents the profit generated from its 33.25% stake in the Company. Since the Pro Forma Consolidated Financial Information present the Company, ADO Group and ADLER Real Estate as a group, profits from the equity investment in the Company has been excluded from the Pro Forma Consolidated Statement of Profit or Loss. Likewise, revenues in the amount of €18 thousand as shown in the ADO GROUP INTERIM FINANCIAL STATEMENTS 2019 have been excluded for purposes of the Pro Forma Consolidated Financial Information.

(10)	Purchase price allocation in relation to the Business Combination

Due to the accounting for the Business Combination as a business combination in accordance with IFRS 3, the identifiable assets acquired and the liabilities assumed of ADLER Real Estate are required to be measured at their acquisition date fair values in accordance with IFRS. For purposes of the Pro Forma Consolidated Financial Information, the purchase price allocation of ADLER Real Estate was undertaken on the basis of a provisional valuation of the acquired net assets.

The consideration for 100% of ADLER Real Estate Shares is calculated based on the ADO Properties closing share price as of December 31, 2019 (€34.94 per share) and the issuance of 34,100 thousand new shares, totaling €1,191,466 thousand, based on the assumption of a conversion rate of 100% of shareholders of ADLER Real Estate as well as holders of convertible bonds.

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The provisional purchase price allocation results in a fair value adjustment of corporate bonds in the amount of €88,372 thousand and a corresponding deferred tax asset in the amount of €22,049 thousand, included in the Pro Forma Consolidated Balance Sheet. Additionally, the indirect holding of ADLER Real Estate in ADO Properties results in a fair value adjustment of investments in associated companies in the amount of €392,458 (based on the closing share price as of December 31, 2019 (€34.94 per share). The resulting goodwill amounts to €242,145 thousand.

	(in € thousand)
Total consideration for 100% of ADLER Real Estate		1,191,466
To reflect the Company’s stake in ADLER Real Estate, 100% of the share capital was taken into account when preparing the Pro Forma Consolidated Financial Information.
Share capital as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(71,064)
Treasury shares as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	1,603
Share premium as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(309,338)
Reserves as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	5,509
Retained Earnings (equals column E2 in Pro Forma Balance Sheet)	(1,046,856)
Corporate bonds as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	88,372
Deferred tax asset as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(22,049)
Convertible bonds as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(1,078)
Convertible bonds as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(121,026)
Other current financial liabilities as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(1,535)
Other non-current financial liabilities as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	(45,311)
Investments in associated companies as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	392,458
Goodwill ADLER Real Estate as of September 30, 2019 (equals column E2 in Pro Forma Balance Sheet)	180,994

	(949,321)
Resulting goodwill from the Business Combination		242,145

(11)	Treasury Shares

ADO Group holds a 33.25% stake in the Company, which become treasury shares as a result of the Merger and the Business Combination. Therefore, the Pro Forma Consolidated Financial Information was adjusted to eliminate the investments in associated companies and to include to treasury shares in the amount of €513,433 thousand, representing the Company’s share closing rate as of December 13, 2019. For purposes of the Pro Forma Consolidated Financial Information, the adjustment to treasury shares is done based on the average par value of existing shares of 0.001244 per share (share capital of €55 thousand divided by 44,195 thousand outstanding shares). The number of treasury shares equals 14,695 thousand (33.25% of the 44,195 thousand outstanding shares). Therefore, treasury shares in the amount of €18 thousand (14,695 multiplied by 0.001244) are recorded for purposes of the Pro Forma Consolidated Financial Information. The remainder, i.e. the difference between the fair value of €513,433 thousand and €18 thousand, in the amount of €513,415 is deducted from share premium.

(12)	Investment in Consus Real Estate and Call/Put Option

ADO Properties acquired a 22.18% stake in Consus Real Estate at €9.72 per share. Therefore, the Pro Forma Consolidated Financial Information are adjusted to include the investment in Consus Real Estate and the amount of €294,456 thousand was included in other financial assets. For purposes of the Pro Forma Consolidated Financial Information, the investment is accounted for as a financial instrument mea-

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sured at fair value with changes in fair value recorded in profit or loss. As of September 30, 2019, the closing rate for one share in Consus Real Estate was €6.40, resulting in a fair value of the investment in the amount of €193,880 thousand (based on approx. 30,294 thousand shares), which is reflected in financial assets as of September 30, 2019. The change in fair value taken to profit or loss is calculated as the difference between the closing rate as of September 30, 2019 (€6.40), and the closing rate as of December 31, 2018 (€7.60), resulting in a loss for the period in the amount of €36,353 thousand which is included in finance costs for purposes of the Pro Forma Consolidated Financial Information. The difference between the acquisition cost in the amount of €294,456 thousand and the fair value as of September 30, 2019 in the amount of €193,880 was recorded in retained earnings (€100,575 thousand) and option Consus Real Estate (€35,489 thousand).

Furthermore, ADO Properties entered into a Call/Put Option Agreement regarding certain shares in Consus Real Estate equaling 50.97% of the share capital of Consus Real Estate with Aggregate Holding S.A. (“Aggregate”). The call option can be exercised until June 16, 2021. The consideration for one share in Consus Real Estate is 0.2390 newly issued shares in the Company, provided that this ratio will be adjusted to any dividends and equity raise done by the Company or Consus Real Estate, as relevant.

Under the same agreement, Aggregate has an option to put its Consus Real Estate shares to the Company upon the occurrence of a change of control on the level of the Company, which means the acquisition of shares or voting rights in the Company by any third party that leads to such third party holding, directly or indirectly, together with persons acting in concert or connected with it, 50% or more of the shares or voting rights in the Company. Upon the exercise of the put option, the Company would have to acquire Aggregate’s shares in Consus Real Estate for a consideration per Consus Real Estate share of, at the option of the Company, €8.35 in cash or 0.2390 newly issued shares in the Company, provided that this ratio will be adjusted to any dividends and equity raise done by the Company or Consus Real Estate, as relevant.

For purposes of the Pro Forma Consolidated Financial Information, the call/put option is therefore considered a financial instrument and included in the Pro Forma Consolidated Financial Information. As it can only be exercised if a third party gains control over ADO Properties, the probability of a put option exercise is considered remote (probability close to 0%) resulting in a fair value that is considered immaterial for purposes of the Pro Forma Consolidated Financial Information and, thus, not included.

The measurement of the call option, done for purposes of the Pro Forma Consolidated Financial Information only, is based on the simplifying assumption that the call option is only exercisable at the end of the term. The fair value of the call option as of September 30, 2019 amounts to €26,832 thousand (December 31, 2018: €37,634 thousand). The resulting change in fair value in the amount of €(10,802) thousand is reflected in profit/loss option Consus Real Estate in the Pro Forma Consolidated Statement of Profit or Loss.

(13)	Rights Offering

As part of the Business Combination, the Company has announced its intention to issue shares to existing shareholders and other investors in the amount of up to €500,000 thousand (the “Rights Offering”) in April 2020. For purposes of the Pro Forma Consolidated Financial Information, the adjustment to share premium is done based on the average par value of existing shares of 0.001244 per share (Share capital of €55 thousand divided by outstanding shares of 44,195 thousand). The resulting adjustment to share capital amounts to €18 thousand. The residual amount of €499,982 thousand is allocated to share premium (gross). A corresponding adjustment in the amount of €500,000 thousand was made to cash and cash equivalents.

(in € thousand)
Number of shares to be issued via Rights Offering	14,310
Gross proceeds from Rights Offering	500,000
Increase in the Company’s share capital from the Rights Offering	18
Increase in the Company’s share premium from the Rights Offering	499,982
Directly attributable transaction costs for the Rights Offering, we also refer to note (2)	(11,975)

Allocation to share premium	488,007

Directly attributable transaction costs for the implementation of the Rights Offering amount to €11,975 thousand and are included in other payables (see note (17)). It is assumed that transaction costs

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for the implementation of the Rights Offering are directly attributable to the Business Combination and meet the criteria to be directly recognized in equity (share premium) in accordance with IFRS and therefore considered as a reduction of capital reserves.

Additional notes:

(14)	Share Capital

Share capital as of September 30, 2019 is comprised as follows:

(in € thousand)
Share capital ADO Properties	55
Share capital ADLER Real Estate	71,064
Share capital ADO Group	10,324

Subtotal	81,443

Elimination of ADO Group’s share capital, we also refer to note (5)	(10,324)
Elimination of ADLER Real Estate’s share capital, we also refer to note (10)	(71,064)
Rights offering, we also refer to note (13)	18
Business combination agreement, we also refer to note (10)	42

(81,328)

Share capital in accordance with Pro Forma Balance Sheet as of September 30, 2019	115

(15)	Share premium

The share premium as of September 30, 2019 are comprised as follows:

	(in € thousand)
Share premium ADO Properties		500,608
Share premium ADLER Real Estate		309,338
Share premium ADO Group		336,318

Subtotal		1,146,264
Elimination of ADO Group share premium as of September 30, 2019, we also refer to note (5)	(336,318)
Elimination of ADLER Real Estate share premium as of September 30, 2019, we also refer to note (10)	(309,338)
Business combination agreement, we also refer to note (10)	1,191,423
Reclassification of treasury shares, we also refer to note (11)	(513,414)
Rights Offering, we also refer to note (13)	488,007

Subtotal		520,360

Share premium in accordance with Pro Forma Balance Sheet as of September 30, 2019		1,666,624

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(16)	Retained earnings

Retained earnings as of September 30, 2019 is comprised as follows:

	(in € thousand)

Retained earnings ADO Properties		1,616,045
Retained earnings ADLER Real Estate		1,064,345
Retained earnings ADO Group		669,569

Subtotal (equals column D in Pro Forma Balance Sheet)		3,349,959
Elimination of ADO Group retained earnings as of September 30, 2019, we also refer to note (5)	(669,569)
Elimination of ADLER Real Estate retained earnings as of September 30, 2019, we also refer to note (10)	(1,064,345)
Change in fair value from financial investment in Consus Real Estate for the fiscal year ended December 31, 2018	(64,223)
Change in fair value from financial investment in Consus Real Estate for the period ended September 30, 2019	(36,353)
Change in fair value from option in Consus Real Estate for the fiscal year ended December 31, 2018 and the period January 1, 2019 to September 30, 2019	26,832
Financing expenses JPM bridge loan facility for the period January 1, 2019 to September 30, 2019	(14,333)
Transaction costs Business Combination, we also refer to note (7)	(14,906)

Subtotal		(1,836,897)

Retained earnings in accordance with Pro Forma Balance Sheet as of September 30, 2019		1,513,062

(17)	Other payables

Other payables as of September 30, 2019 are comprised as follows:

(in € thousand)
Other payables ADO Properties	41,375
Other payables ADLER Real Estate	52,096
Other payables ADO Group	3,221

Subtotal (equals column D in Pro Forma Balance Sheet)	96,692
Transaction costs Merger (excluding income taxes), we also refer to note (2)	26,865
Transaction costs Business Combination (excluding income taxes), we also refer to note (7) and note (13)	50,784
Financing expenses Merger Bridge Facility, we also refer to note (3)	14,333
ADO Group tax liability for sale of 5% in ADO Properties, we also refer to note (4)	17,125

Subtotal (equals column D in Pro Forma Balance Sheet)	109,107

Other payables in accordance with Pro Forma Balance Sheet as of September 30, 2019	205,799

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(18)	Finance costs

Financial costs for the period from January 1, 2019 to September 30, 2019:

	(in € thousand)
Finance costs ADO Properties		(23,983)
Finance costs ADLER Real Estate		(103,611)
Finance costs ADO Group		(14,801)
Subtotal (equals column D in Pro Forma Balance Sheet)		(142,395)

Amortization of loans, we also refer to note (2)	(4,277)
Excluding Gewobag, we also refer to note (6)	4,197
Amortization of transaction costs related to bridge loan, we also refer to note (7)	(5,918)
Financing bridge loan, we also refer to note (8)	(8,340)
Adjustment for investment in Consus Real Estate shares for the fiscal year ended December 31, 2018 and the period January 1, 2019 to September 30, 2019	(36,353)

Subtotal		(50,691)

Finance costs in accordance with Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2019 to September 30, 2019		(193,086)

(19)	Earnings per share

Earnings per share for the period from January 1, 2019 to September 30, 2019 are calculated as follows:

(in € thousand, unless stated otherwise)
ADO Properties weighted number of subscribed shares	44,151
Business Combination, we also refer to note (10) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	34,100
Rights Offering, we also refer to note (13) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	14,310

Pro Forma weighted number of subscribed shares	92,561
ADO Properties weighted number of subscribed shares (diluted)	46,888
Acquisition of ADLER Real Estate, we also refer to note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	34,100
Rights Offering, we also refer to note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	14,310

Pro Forma weighted number of subscribed shares (diluted)	95,298
ADO Properties consolidated net profit to owners of the Company	323,646
ADLER Real Estate consolidated net profit to owners of the Company	209,178
ADO Group consolidated net profit to owners of the Company	96,764

629,588

Pro Forma Adjustments Merger (equals column E1 in Pro Forma Consolidated Statement of Profit or Loss) attributable to owners of the Company	(159,263)

Pro Forma Adjustments Business Combination (equals column E2 in Pro Forma Consolidated Statement of Profit or Loss) attributable to owners of the Company	(310,277)

Pro Forma Adjustments	(469,540)

160,048

Pro Forma Basic earnings per share	1.73 €
Pro Forma Basic earnings per share (diluted)	1.68 €

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10.8	Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018

The following table presents the Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2018 to December 31, 2018.

The financial information contained in column A of the Pro Forma Consolidated Statement of Profit and Loss for the fiscal year ended December 31, 2018 is taken from the ADOP Financials 2018.

The financial information contained in column B of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018 is taken from the ADLER Financials 2018. The figures of the ADLER Financials 2018 contained in column B were reconciled to the reporting structure of the Company.

The financial information contained in column C of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018 is taken from the ADO Group Financials 2018. The figures of the ADO Group Financials 2018 contained in column C were reconciled to the reporting structure of the Company.

The financial information contained in column D of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018 is taken from the BCP Financials 2018 and relates solely to the period from January 1, 2018 to April 1, 2018. Due to consolidation as of April 2, 2018, BCP is included in the ADLER Financials 2018 and is, therefore, part of column B.

The financial information contained in column E of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018 summarizes the ADOP Financials 2018, the ADLER Financials 2018, the ADO Group Financials 2018 and the BCP Financials 2018.

The Pro Forma Adjustments contained in columns F1, F2 and F3 in the Pro Forma Consolidated Statement of Profit and Loss reflect the assumption that (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition were completed as of January 1, 2018. These Pro Forma Adjustments are explained in detail in the notes to the Pro Forma Consolidated Financial Information below.

The financial information contained in column G represents the Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018 as if the (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition were successfully completed as of January 1, 2018.

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Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, to December 31, 2018

	Historical financial information
	ADO Properties Group	ADLER Group	ADO Group	BCP Group (January 1, 2018 to April 1, 2018)	Total
	A	B	C	D	E = A + B + C + D
	(in € thousand)
Revenue	154,853	424,663	26	44,911	624,453
Cost of operations	(41,996)	(212,871)	—	(23,612)	(278,479)

Gross profit	112,857	211,792	26	21,299	345,974

General and administrative expenses	(18,451)	(94,093)	(2,277)	(4,983)	(119,804)
Other expenses	—	—	—	—	—
Changes in fair value of investment properties	404,936	465,129	—	5,525	875,590

Results from operating activities	499,342	582,828	(2,252)	21,841	1,101,759

Profit (losses) Option Consus Real Estate	—	—	—	—	—
Profits from investments accounted for at equity	—	—	160,372	—	160,372
Finance income	1,399	19,457	3,209	—	24,065
Finance cost	(32,915)	(147,523)	(9,936)	(2,045)	(192,419)

Net finance costs	(31,516)	(128,066)	(6,727)	(2,045)	(168,354)

Profit before tax	467,826	454,762	151,393	19,796	1,093,777

Income tax expense	(70,362)	(122,576)	(401)	(6,874)	(200,213)
Profit for the period (continued operations)	397,464	332,186	150,992	12,922	893,564
Earnings after taxes from discontinued operations	—	263	—	—	263

Profit for the period	397,464	332,449	150,992	12,922	893,827

Profit attributable to:
Owners of the Company	386,964	265,556	150,992	11,690	815,202
Non-controlling interests	10,500	66,893	—	1,232	78,626
Profit for the period	397,464	332,449	150,992	12,922	893,828
Basic earnings per share (EUR)	8.77	3.96	—	—	—
Diluted earnings per share (EUR)	8.77	3.50	—	—	—

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	Historical financial information
	Total		Pro Forma Adjustments for the Merger	Pro Forma Adjustments for the Business Combination	Pro Forma Adjustments for the BCP Acquisition	Pro Forma Statement of Profit or Loss
	E = A + B + C + D	Ref.	F1	F2	F3	G = E + F
Revenue	624,453	(4)	—	(27,175)	—	597,278
Cost of operations	(278,479)	(4)	—	5,050	—	(273,429)

Gross profit	345,974		—	(22,125)	—	323,849

General and administrative expenses	(119,804)	(4)(9)	—	1,538	12,525	(105,741)
Other expenses	—		—	—	—	—
Changes in fair value of investment properties	875,590	(1)(4)	(29,940)	(97,909)	—	747,741

Results from operating activities	1,101,759		(29,940)	(118,496)	12,525	965,849

Profit (losses) Option Consus Real Estate	—	(7)	—	(38,381)	—	(38,381)
Profits from investments accounted for at equity	160,372	(11)	—	(160,372)	—	—
Finance income	24,065		—	—	—	24,065
Finance cost	(192,419)	(1)(2)(3)(4) (5)(6) (7)(8)(9)(10)	(4,174)	(73,009)	2,869	(266,733)

Net finance costs	(168,354)		(4,174)	(73,009)	2,869	(242,668)

Profit before tax	1,093,777		(34,114)	(390,257)	15,394	684,799

Income tax expense	(200,213)		—	—	—	(200,213)
Profit for the period (continued operations)	893,564		(34,114)	(390,257)	15,394	484,586
Earnings after taxes from discontinued operations	263		—	—	—	263

Profit for the period	893,827		(34,114)	(390,257)	15,394	484,849

Profit attributable to:
Owners of the Company	815,202		(27,250)	(379,948)	12,296	420,300
Non-controlling interests	78,626		(6,864)	(10,310)	3,097	64,550
Profit for the period	893,828		(34,114)	(390,257)	15,394	484,849
Basic earnings per share (EUR)	—		—	—	—	4.54
Diluted earnings per share (EUR)	—		—	—	—	4.54

10.9	Notes to the Pro Forma Consolidated Financial Information for the fiscal year ended December 31, 2018

In the following notes to the Pro Forma Consolidated Financial Information, the Pro Forma Adjustments in columns F1, F2 and F3 are explained in detail in order to illustrate the effects on the Company’s consolidated statement of profit and loss for the period from January 1, 2018 to December 31, 2018 as if (i) the Business Combination, (ii) the Merger and (iii) the BCP Acquisition had been successfully completed as of January 1, 2018.

Pro Forma Adjustments relating to the Merger (column F1):

(1)	Sale of partnership interest in Glasmacherviertel GmbH & Co. KG (Project Gerresheim)

The sale of the partnership interest, as described in detail in note (1) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019, resulted in a retirement of a loan facility bearing interest expenses of €1,529 thousand. These finance costs were excluded from the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018. The investment properties of Gerresheim resulted in income from fair value adjustments of investment properties in the amount of €29,940 thousand for the fiscal year ended December 31, 2018, which was eliminated on the Pro Forma Consolidated Financial Information.

(2)	Transaction costs related to the Merger

Transaction costs relating to the Merger are described in detail in note (2) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019 and are comprised as follows:

(in € thousand)
Legal and advisory costs	16,885
One-time fees for the bridge loan facility	9,980

26,865

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For purposes of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018, the one-time fees for the Merger Bridge Facility (€9,980 thousand) were capitalized within liabilities to banks and amortized over the entire Pro Forma Period (from January 1, 2018 to September 30, 2019). The adjustment to finance costs attributable to the period January 1, 2018 to December 31, 2018 amounts to €5,703 thousand.

(3)	Refinancing of Merger

The refinancing of the Merger Bridge Facility is described in note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the Merge Bridge Facility was drawn and subsequently replaced by the Bridge Facility as described in note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. Therefore, the Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2018 to December 31, 2018 was not adjusted to include any interest expense relating to the financing of the Merger.

Pro Forma Adjustments relating to the Business Combination (column F2):

(4)	Share purchase agreement with Gewobag Wohnungsbau Aktiengesellschaft Berlin

The share purchase agreement with Gewobag Wohnungsbau Aktiengesellschaft regarding the sale of a certain portfolio of investment properties is described in detail in note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. In the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018, revenues in the amount of €27,149 thousand, changes in fair value of investment properties in the amount of €97,909 thousand, finance costs in the amount of €5,098 thousand, and general and administrative expenses in the amount of €1,538 thousand were excluded. Other gains and losses as well as income and expenses generated by the sale were not considered for purposes of the Pro Forma Consolidated Financial Information due to materiality considerations.

(5)	Transaction costs relating to the Business Combination

Transaction costs are described in detail in note (2) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019 and are comprised as follows:

(in € thousand)
Legal and advisory costs	25,000
One-time fees for the Bridge Facility	13,809

38,809

For purposes of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018, the one-time fees for the Bridge Facility (€13,809 thousand) were capitalized within liabilities to banks and amortized over the entire Pro Forma Period (from January 1, 2018 to September 30, 2019). The adjustment to finance costs attributable to the period January 1, 2018 to December 31, 2018 amounts to €7,891 thousand.

(6)	Refinancing in connection with the Business Combination

The refinancing in connection with the Business Combination is described in note (8) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the Bridge Facility was issued on January 1, 2018 and used to replace the Merger Bridge Facility as described in note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. Therefore, the Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2018 to December 31, 2018 was adjusted to include the interest expense calculated with an effective interest rate of 1,213% p.a. of the outstanding balance (€494,250 thousand) in the amount of €5,993 thousand in financial costs.

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(7)	Investment in Consus Real Estate and Call/Put Option

The investment in Consus Real Estate is described in detail in note (12) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. The investment is accounted for as a financial instrument measured at fair value with changes in fair value recorded in profit or loss of the period. As it assumed that the investment in Consus Real Estate (22.18%) was made prior to January 1, 2018, the Pro Forma Consolidated Statement of Profit or Loss was adjusted to reflect the change of fair value of the investment and included in finance cost. The adjustment for the period January 1, 2018 to December 31, 2018 amounts to €(64,223) thousand.

Furthermore, ADO Properties entered into a Call/Put Option Agreement regarding certain shares in Consus Real Estate as described in detail in note (12) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019. The fair value of the call option as of December 31, 2018 amounts to €37,634 thousand (January 1, 2018: €76,015 thousand). As it is assumed that the option agreement was in place prior to January 1, 2018, the resulting change in fair value in the amount of €(38,381) thousand is reflected in profit/loss option Consus Real Estate in the Pro Forma Consolidated Statement of Profit or Loss.

Pro Forma Adjustments relating to the BCP Acquisition (column F3):

(8)	Refinancing of BCP Acquisition

For the purpose of the BCP Acquisition, ADLER Real Estate as borrower initially entered into a bridge term loan facility, dated February 17, 2018 in an aggregate amount of up to €585 million (the “2018 Bridge Facility”).

The 2018 Bridge Facility was fully repaid in April 2018 from the proceeds of the issuance of the €800 million dual tranche notes due 2023 and due 2026, respectively. The first tranche, bond 2018/2023, has a volume of €500,000 thousand, a coupon of 1.88% and a term until April 2023; the second tranche, bond 2018/2026, has a volume of €300,000 thousand, a coupon of 3.0% and a term until April 2026.

The interest expenses incurred for the 2018 Bridge Facility amounted to €293 thousand until repayment. For the purpose of the Pro Forma Consolidated Statement of Profit or Loss for the fiscal year ended December 31, 2018, this interest expense is excluded and replaced by the interest expense incurred for the dual tranche notes due 2023 and due 2026. This interest expense amounts to €6,133 thousand for the period January 1, 2018 to April 30, 2018 based on the aforementioned volumes and coupons. Therefore, finance costs increase by net €5,840 thousand from the refinancing of the BCP Acquisition .

(9)	Transaction costs related to the BCP Acquisition

The ADLER Financials 2018 contain transaction costs in the amount of €22,374 thousand regarding the BCP Acquisition. These transaction costs are comprised as follows:

(in € thousand)
Legal and advisory costs	12,525
One-time fees for the bridge loan facility	9,313
Prepayment penalty bridge loan facility	536

22,374

As the BCP Acquisition is assumed to have already been completed as of January 1, 2018, these transaction costs are excluded from the Pro Forma Consolidated Statement of Profit or Loss. Therefore, other expenses were adjusted for legal and advisory costs in the amount of €12,525 thousand and financial costs were adjusted for costs relating to the bridge loan facility and prepayment penalty in the amount of €9,313 thousand and €536 thousand, respectively.

(10)	BCP liabilities from bonds and loans

As part of the BCP Acquisition, ADLER Real Estate acquired liabilities for bonds in three tranches with an original volume of ILS 700 million. Tranche A (originally ILS 400 million) has a term up to July 2020 and has a 4.80% interest rate. Tranche B (originally ILS 175 million) has a term up to December 2024 and a 3.29% interest rate. Tranche C (originally ILS 125 million) has a term up to 2026 and has a 3.30% interest rate. Annual principal payments are made until the end of the respective term. As a result

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of the purchase price allocation at its initial consolidation, the carrying amount of the bonds was adjusted by €13,395 thousand, and subsequently released until maturity. As the release for the period January 1, 2018 to April 1, 2018 is not included in the ADLER Financials 2018, financial costs were increased by €1,067 thousand.

Likewise, loans acquired as part of the BCP Acquisition were re-valued at their initial consolidation and an increase in the carrying amount of €2,961 thousand was recognized, which is released over the term of the respective loans. Therefore, finance costs were increased by €73 thousand for purposes of the Pro Forma Consolidated Statement of Profit or Loss.

Additional notes:

(11)	Finance costs

Finance costs for the period from January 1, 2018 to December 31, 2018:

	(in € thousand)
Finance costs ADO Properties		(32,915)
Finance costs ADLER Real Estate		(147,523)
Finance costs ADO Group		(9,936)
Finance costs BCP 1 January 2018 – 1 April 2018		(2,045)

Subtotal		(192,419)
Transaction costs, we refer to note (9)	9,849
Financing BCP, we refer to note (8) and (10)	(6,980)
Sale of Gerresheim, we refer to note (1)	1,529
Transaction costs, we refer to note (2)	(5,703)
Sale of Carlos portfolio, we refer to note (4)	5,098
Transaction costs, we refer to note (5)	(7,891)
Adjustment for investment in Consus, we refer to note (7)	(64,233)
Adjustment finance costs bridge loan, we refer to note (6)	(5,993)

Subtotal		(73,009)

Finance costs in accordance with Pro Forma Consolidated Statement of Profit or Loss for the period from January 1, 2018 to December 31, 2018		(266,733)

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(12)	Earnings per share

Earnings per share are calculated as follows:

(in thousand)
ADO Properties weighted number of subscribed shares	44,101
Business Combination ADO Properties and ADLER Real Estate, we also refer to note (1) of the notes to the Pro Forma Consolidated Financial Information as of and for the period September 30, 2019	34,100
Rights Offering, we also refer to note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	14,310

Pro Forma weighted number of subscribed shares	92,511

ADO Properties weighted number of subscribed shares (diluted)	44,101
Rights Offering, we also refer to note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	34,100
Rights Offering, we also refer to note (3) of the notes to the Pro Forma Consolidated Financial Information as of and for the nine-month period ended September 30, 2019	14,310

Pro Forma weighted number of subscribed shares (diluted)	92,511

ADO Properties consolidated net profit to owners of the Company	386,964
ADLER Real Estate consolidated net profit to owners of the Company	265,556
ADO Group net profit to owners of the Company	150,992
BCP consolidated net profit to owners of the parent company 1 January 2018 – March 31, 2018	11,690

Pro Forma Adjustments Merger (equals column F1 in Pro Forma Consolidated Statement of Profit or Loss) attributable to owners of the Company	(27,250)
Pro Forma Adjustments Business Combination (equals column F2 in Pro Forma Consolidated Statement of Profit or Loss) attributable to owners of the Company	(379,948)
Pro Forma Adjustments Acquisition of BCP (equals column F3 in Pro Forma Consolidated Statement of Profit or Loss) attributable to owners of the Company	12,296

Pro Forma Adjustments	(394,901)

420,301

Pro Forma Basic earnings per share	4.54
Pro Forma Basic earnings per share (diluted)	4.54

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10.10	Auditor’s report on the Pro Forma Consolidated Financial Information

To the Board of Directors of

ADO Properties S.A.

1B Heienhaff

L-1736 Luxembourg

Grand Duchy of Luxembourg

INDEPENDENT AUDITOR’S ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION INCLUDED IN A PROSPECTUS

We have completed our assurance engagement to report on the compilation of pro forma financial information of ADO Properties S.A. (the “Company”) by the Board of Directors of the Company. The pro forma financial information consists of pro forma consolidated financial position, pro forma income statement as of and for the 12 month period ended December 31, 2018 and as of and for the nine-month period ended September 30, 2019 and related pro forma notes as set out in “10. Pro Forma Consolidated Financial Information of ADO Properties S.A. as of and for the Fiscal Year ended December 31, 2018 and as of and for the Nine-Month Period ended September 30, 2019” of the Prospectus issued by the Company. The applicable criteria on the basis of which the Board of Directors of the Company has compiled the pro forma financial information are specified in Annex 20 of the Commission Delegated Regulation (EU) 2019/980 and described in the pro forma notes.

The pro forma financial information has been compiled by the Board of Directors of the Company to illustrate the impact of (i) a successful business combination of ADLER Real Estate Aktiengesellschaft (“ADLER”) on the financial position and results of operation of the Company, and (ii) a successful merger between ADLER and the ADO Group Ltd. (“ADO Group”) and (iii) the acquisition of an approximately 70% stake in Brack Capital Properties N.V. (“BCP”) which was closed on April 2, 2018 (the “Transactions”), described in the pro forma notes on the Company’s

•	financial performance for the year ended December 31, 2018 and for the period ended September 30, 2019 as if the transactions had taken place as January 1, 2018 and

•	consolidated financial position as at September 30, 2019, as if the transaction had taken place at September 30, 2019.

As part of this process, information about the Company’s consolidated financial position and consolidated financial performance has been extracted by the Board of Directors of the Company from: the Company’s, ADLER’s and ADO Group’s consolidated financial statements for the year ended December 31, 2018, on which audit reports have been published, and from Company’s condensed interim consolidated financial statements for the period ended September 30, 2019, on which review report has been published and from ADLER’s condensed interim consolidated financial statements for the period ended September 30, 2019, on which no audit or review report has been published and from ADO Group’s condensed interim financial statements for the period ended September 30, 2019, on which review report has been published and from BCP’s condensed interim consolidated income statements for the period from January 1, 2018 to April 1, 2018, on which not audit or review report published.

Responsibility for the Pro Forma Financial Information

The Board of Directors of the Company is responsible for compiling the pro forma financial information on the basis of the applicable criteria.

Our Independence and Quality Control

We have complied with the independence and other ethical requirement of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

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Independent Auditor’s Responsibilities

Our responsibility is to express an opinion, as required by item 3 of the Annex 20 of the Commission Delegated Regulation (EU) 2019/980, about whether the pro forma financial information has been compiled, in all material respects, by the Board of Directors of the Company on the basis of the applicable criteria, and whether such basis is consistent with the accounting policies of the Company.

We conducted our engagement in accordance with International Standard on Assurance Engagements (“ISAE”) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Board of Directors of the Company has compiled, in all material respects, the pro forma financial information on the basis of the applicable criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at January 1, 2018 and September 30, 2019, respectively, would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Board of Directors of the Company in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the transaction, and to obtain sufficient appropriate evidence about whether:

•	the related pro forma adjustments give appropriate effect to those criteria; and

•	the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner’s judgment, having regard to the practitioner’s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

•	the pro forma financial information has been properly compiled, in all material respect, on the basis of the applicable criteria; and

•	such basis is consistent with the accounting policies of the Company.

Restriction on Use

This report is required by item 3 of Annex 20 of the Commission Delegated Regulation (EU) 2019/980 and is given for the purpose of complying with that regulation and for no other purpose.

This report is issued in English. If the prospectus issued by the Company is drawn up in or translated into another language, the accuracy of the translation of this report is the responsibility of the Company. The translation will expressly mention that the report was issued was issued in English language.

Luxembourg, January 19, 2020

KPMG Luxembourg

Société coopérative

Cabinet de révision agrée

Bobbi Jean Breboneria

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11.        DESCRIPTION OF THE TRANSACTIONS

On December 15, 2019, the Company announced its intention to make a voluntary public takeover bid for all ADLER Shares in the form of an exchange offer. In addition, the Company entered into various share purchase agreements with minority shareholders to acquire 22.18% of the shares in Consus Real Estate and a call/put-option agreement with Aggregate Holdings S.A. for its 50.97% stake. It also entered into a strategic cooperation agreement with Consus Real Estate. With the exception of the description of the business combination agreement, the share purchase agreements, the call/put-option agreement and the strategic cooperation agreement, the following description is predominantly based on publicly available information as the Company was unable to conduct a full due diligence review of the ADLER Group or the Consus Group (see “1.6.11 We were not able to conduct a complete due diligence exercise of ADLER Real Estate prior to submitting the Offer and, consequently, may not have been in a position to identify and assess all risks in connection with the Offer or the Completion.”).

11.1	Business Combination Agreement

On December 15, 2019, the Company and ADLER Real Estate entered into a business combination agreement (the “BCA”) to combine the business of ADLER Real Estate and its subsidiaries (together, the “ADLER Group”) with the business of the ADO Properties Group (together with the ADLER Group, the “Combined Group”) (the “Business Combination”).

Prior to the signing of the BCA, the management board (Vorstand) (“ADLER Real Estate Management Board”) and the supervisory board (Aufsichtsrat) (“ADLER Real Estate Supervisory Board”) of ADLER Real Estate as well as the Board of Directors have determined that the proposed Business Combination is in the best interest of their respective shareholders, employees, customers and other stakeholders.

The BCA contains, in particular, agreements regarding the implementation of the offer for ADLER Shares (the “Offer”) and its completion, the common understanding of the strategic objectives of the Combined Group with regard to portfolio diversification, the intended future governance structure for the Combined Group’s business and the integration process.

According to the BCA, the Company offers 0.4164 new shares in the Company as consideration in exchange for each Tendered Share. The implied exchange ratio of 0.4164 to 1.0 is determined on the basis of the Company’s and ADLER Real Estate’s reported EPRA NAV per share as of September 30, 2019. ADLER Real Estate’s EPRA NAV per share referenced for determining the exchange ratio was adjusted for the assumed conversion of ADLER Real Estate’s outstanding convertible bonds. Based on the closing price of the Company’s shares prior to the day of the announcement of the Offer, the resulting offer price would amount to €14.55, thus constituting a premium of 17.33% compared to the closing price of the ADLER Shares as of December 13, 2019. The new shares of the Company will carry dividend entitlements as of January 1, 2019.

The offered Company shares shall be created by way of the Offer Capital Increase by exercising the authorized capital of the Company pursuant to Section 5 of its articles of association (via a Board of Directors resolution of the Company).

The BCA has a term of two years from signing. Each party can terminate the BCA, if (i) any competent governmental authority or court has prohibited the Business Combination and such decision has become final and non-appealable or (ii) the respective Offer is not successfully completed by June 30, 2020. ADLER Real Estate can terminate the BCA if the Offer is not launched by March 5, 2020 or launched on terms not only immaterially deviating from the agreed offer terms. The Company can terminate the BCA if certain recommendation statements are not issued despite the Company meeting its obligations under the BCA or if ADLER Real Estate breached its cooperation and/or non-solicitation obligation pursuant to the relevant sections of the BCA. Pursuant to the BCA, the Company is obligated to pay a break fee to ADLER Real Estate in the amount of €50.0 million and ADLER Real Estate is obligated to pay a cooperation penalty to the Company in the same amount, respectively, in each case subject to the occurrence of certain events related to the purpose of the BCA.

11.1.1	Support of the Offer

In the BCA, ADLER Real Estate has, subject to applicable law, undertaken to support the Offer in public and to recommend acceptance of the Offer in its statement pursuant to section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). In that respect,

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ADLER Real Estate has undertaken in the BCA, subject to certain conditions, to confirm that: (a) the Offer is in the best interests of ADLER Real Estate, and (b) the Offer Consideration is fair and reasonable, and that, therefore, the ADLER Real Estate Management Board supports the Offer and recommends that its shareholders accept the Offer.

Such support and recommendation is in each case subject to, inter alia, (i) a final evaluation of the exchange ratio based on a fairness opinion confirming that the consideration is fair from a financial perspective, and (ii) no competing takeover has been announced or launched for which the ADLER Real Estate Management Board determines acting in good faith that it is more favorable to ADLER Real Estate, its shareholders and other stakeholders.

11.1.2	Conduct of Business

In the BCA, ADLER Real Estate and the Company have undertaken towards each other, subject to certain exceptions, that they and their subsidiaries will conduct their businesses in the ordinary and usual course consistent with past practice and will refrain from taking actions relating to, inter alia, (i) issuances, sales, pledges, dispositions of or encumbrances over the capital stock of its subsidiaries as well as convertible instruments or rights to acquire in relation to any capital stock of its subsidiaries; (ii) the declaration, setting aside or payment of any type of dividend in respect of any capital stock; (iii) material increases in long-term indebtedness (including any guarantee of such indebtedness); (iv) material capital expenditures; (v) dispositions of material portions of its assets (including real estate portfolios) unless classified as held for sale; (vi) material acquisitions of assets (including real estate portfolios), whether by way of merger, consolidation, purchase or otherwise; (vii) settlements or compromises of material claims or litigation; and (viii) the entry into material “non-compete” or “exclusivity” arrangements or similar contracts.

11.2	Irrevocable Undertakings

The Company has entered into irrevocable undertakings with certain key ADLER Shareholders which in total hold 37,092,749 ADLER Shares (i.e. approximately 52.2% of the current share capital and voting rights of ADLER Real Estate).

In the irrevocable undertakings, these shareholders have irrevocably undertaken to, among others:

•	accept the Offer for the number of ADLER Shares under the respective irrevocable undertaking;

•	neither dispute, challenge nor withdraw the acceptance of the Offer;

•	omit from any actions and measures that could defeat the success of the Offer;

•	support and promote the Offer; and

•	not accept any competing offer of any third party.

11.3	Description of the ADLER Group

ADLER Real Estate Aktiengesellschaft is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, registered with the commercial register of the local court in Berlin, Charlottenburg under registration number HRB 180360 B and having its business address at Joachimsthaler Straße 34, 10719 Berlin, Germany.

As of the date of the publication of the Offer Document, ADLER Real Estate’s share capital amounted to €71,063,743.00, divided into 71,063,743 shares with a notional value of ADLER Real Estate’s share capital of €1.00 per share.

11.3.1	Business of the ADLER Group

11.3.1.1	Overview of development of business operations

The ADLER Group is a fully-integrated residential property company focusing on long-term sustainable value-creation through the management, optimization and expansion of property portfolios that are largely situated in attractive locations benefitting from strong fundamentals in – or on the outskirts of – large and growing conurbations or in major urban areas in Northern, Eastern and Western Germany.

Until the end of the fiscal year 2017, the ADLER Group’s business model comprised two fields of activity – “Rental” (investment properties) and “Trading” (inventory properties). However, at the end of

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November 2017, the ADLER Group sold most of its shares in its trading division ACCENTRO Real Estate AG, thus ceasing its trading activities. Since then, the ADLER Group concentrates on the holding and management of residential properties, which now represents the ADLER Group’s main business operation.

As a result of the acquisition of a stake of approximately 70% in Brack Capital Properties N.V. (“BCP”), a company listed on the Tel Aviv Stock Exchange, incorporated under the laws of the Netherlands and which owns a substantial real estate portfolio in Germany, mainly comprising high quality residential assets in “A-locations”, whereas the ADLER Group’s properties were, up to that point, mainly focused on “B-locations”, the ADLER Group further geographically diversified its residential real estate portfolio. Since its consolidation into the ADLER Group as of June 30, 2018, BCP forms part of the ADLER Group’s “Rental” business operation.

On September 23, 2019, (i) ADLER Real Estate, (ii) LI Lorgen Ltd., Ramat Gan, Israel, a wholly-owned subsidiary of ADLER Real Estate, which was acquired solely for purposes of the acquisition, and (iii) ADO Group Ltd., Tel Aviv, Israel, a public limited liability company organized under the laws of the State of Israel, whose most substantial asset is its stake in ADO Properties S.A., entered into an agreement and plan of merger by way of reverse-triangular merger (the “Merger Agreement”). According to the Merger Agreement, LI Lorgen Ltd. was merged into ADO Group Ltd. as the absorbing entity (the Merger Agreement and the transactions contemplated thereby are referred to as the “Merger”). As a consequence of the Merger, LI Lorgen Ltd. ceased to exist and ADO Group Ltd. became a wholly-owned subsidiary of ADLER Real Estate on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with certain provisions of the companies law of the State of Israel. Following the completion of the Merger, which was closed on December 10, 2019, the ADLER Group held 33.25% of the shares and voting rights in ADO Properties S.A.

As of the date of the publication of the Offer Document, “Rental” generally includes all of the ADLER Group’s properties, including development projects, through the letting of which the ADLER Group aims to generate long-term gross rental income. Besides the portfolio of residential real estate, “Rental” also includes a small portfolio of commercial units, which consist entirely of shops and offices of the kind that can often be found in city-center residential properties. Additionally, this includes the expenses for craftsmen and caretaker services which are provided by the ADLER Group’s internal facility management.

The remainder of a portfolio of commercial assets of BCP and developments as well as certain other limited operations in residential real estate development business which are intended to be sold to third parties are not part of the rental portfolio. These activities do not constitute a standalone segment reporting and are pooled as “Other”.

11.3.1.2	Business Model

Internal property management includes re-letting apartments as well as reducing existing vacancies by entering into new leases. In addition, the potential for rent increases in the portfolio is assessed on an ongoing basis and implemented where appropriate. Leasing and management comprises active rental and receivable management as well as collecting outstanding receivables. To this end, ADLER Wohnen Service GmbH has developed a regional structure which allows for the management of all group properties.

The ADLER Group is taking a similar approach in relation to its facility management, i.e. for craftsmen and caretaker services. The majority of these activities have been moved to the ADLER Group. To this end, ADLER Gebäude Service GmbH has developed a regional structure very similar to its property management counterpart. Since 2018, ADLER Energie Service GmbH has been set up to manage all energy related activities in the ADLER Group. This includes distribution of heat and energy as well as responsibility for all heating systems within the ADLER Group.

As part of its portfolio optimization, the ADLER Group continually analyzes the opportunities for realizing potential for appreciation and rent increases by modernizing and renovating its portfolio properties. The modernization measures include all measures to improve the fixtures and fittings of the residential units, such as insulation work and the upgrading of outdated fixtures and fittings of the apartments. Renovation activities include all activities intended to fundamentally improve the building stock. In preparation for all modernization and renovation activities, the ADLER Group performs detailed cost-benefit analyzes to determine whether the required investments can be recovered with a profit from the realizable appreciation. For modernization and renovation work, the ADLER Group exclusively

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commissions third-party contractors who provide high-quality services and offer a favorable price-performance ratio. Similarly, the ADLER Group analyzes all potentially developable parts in the portfolio, such as options to build on gaps between buildings, convert attics, expand residential units by adding balconies or terraces, or use unutilized plots on existing properties of the residential complexes for building additional residential units. During implementation, the ADLER Group limits its activities to coordinating and managing the construction work and modernization and renovation measures. In addition, the ADLER Group continuously monitors the operating costs of the portfolios so it can counteract potential increases in service charges. Although most of the service charges are passed on to the tenants, sharp increases in service charges could lead to a reduction in the scope for rent increases, because the tenants may in some circumstances not be able to absorb an increase in total costs.

Properties of high quality in attractive locations form the core portfolio and generally generate stable cash flows. Properties of lower quality as well as properties in less attractive locations are classified as non-core and are thus earmarked for sale. The ADLER Group regularly reviews its holdings within its portfolio management activities to identify such non-core properties. This initially involves evaluating individual properties in terms of their inherent qualities, i.e. determining the volume of maintenance and renovation expenses required to ensure a quality consistent with market standards. The second assessment criterion adopted involves external market and location factors. The most significant external factors determining the positioning of the assets and capital allocation are socio-demographic trends, expected changes in demand and infrastructure measures of all kinds. It also includes political decisions, such as restrictions on contractual rental prices, the tax treatment of property or measures to promote new construction. Depending on the outcome of the portfolio analysis, regular discussions are held with regional managers to ensure operational strategy is implemented, e.g. increasing marketing activities for properties that are of good quality, but are located in less favorable areas.

On average, assets held for sale in the non-core portfolio have significantly lower occupancy rates, generate lower rental income and, accordingly, have lower market values per sqm. The sale of non-core assets decreases administrative costs, in particular if the properties concerned are outside of ADLER Group’s core regions, and allows the ADLER Group to achieve profits and generate cash that can be used for additional development and modernization projects and to acquire new properties with greater income or development opportunities. The current market environment, with strong demand for real estate of all sizes, is favorable for the ADLER Group in pursuing its ongoing selective capital recycling. ADLER Group’s asset management department deals with non-core properties in ways appropriate to each case, such as increased marketing activities when the property is of good quality but its location factors are less favorable, or by investing in the property when the location factors are good, but the property itself is not.

In order to maximize long-term profitability, the ADLER Group aims at complementing its existing Rental business with opportunistic acquisitions of single residential properties, residential property portfolios or real estate holding companies. For this purpose, the ADLER Group relies on its network of contacts with potential sellers and sales organizations and initially assesses the location of the real estate, its state of development and traffic connections, as well as its integration into regions with steady or rising population numbers. The ADLER Group also observes the regional real estate markets and analyzes the opportunities to further expand its residential property portfolio by acquiring additional single properties or property portfolios. In any of these situations, the ADLER Group assesses the appreciation potential of the properties to implement the acquisition on a financially sustainable basis.

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11.3.2	Portfolio of the ADLER Group

11.3.2.1	Portfolio overview

The following table provides a breakdown of rental units by core and non-core units for residential and commercial units held by the ADLER Group in the Rental segment for the periods presented (in each case as of the end of period) as of September 30, 2019:

	As of September 30,		As of December 31,
	2019	2018	2018	2017	2016
	(unaudited)		(unaudited)
Residential units	57,190	60,856	60,854	49,256	46,527
thereof core residential units (1)	57,155	45,426	57,219	45,337	42,012
thereof non-core residential units (2)	35	15,430	3,635	3,919	4,515
Commercial units	969	1,148	1,156	1,049	1,113
thereof core commercial units (1)	934	733	885	723	665
thereof non-core commercial units (2)	35	415	271	326	448

Total rental units	58,159	62,004	62,010	50,305	47,640

(1)	High-quality properties in attractive locations form the core portfolio (“core” portfolio).
(2)	Properties of lower quality and those in less attractive locations are classified as real estate, which are not part of the core portfolio (“non-core” properties) and are therefore earmarked for sale.

11.3.2.2	Residential portfolio

11.3.2.2.1	Overview

The ADLER Group’s business activities focus on Germany, where the ADLER Group holds most of its properties in the Northern, Eastern and Western parts of the country. This remained essentially unchanged during the last three fiscal years and the nine-months ended September 30, 2019, however, following the acquisition of BCP there has been some shift in the state-specific focus areas. As of September 30, 2019, the regional focus of the ADLER Group’s property core portfolio is on Lower Saxony (18,310 rental units, corresponding to 31.5% of the core portfolio), North Rhine-Westphalia (13,812 rental units, corresponding to 23.8%) and Saxony (9,672 rental units, corresponding to 16.7%) while in other states in the Northern, Eastern and Western parts of Germany the number of units per state was between 1,000 and 4,000 and less than 1,000 units were held in the states in the Southern part of Germany all together. As a result of the completion of the merger with ADO Group Ltd. completed on December 10, 2019, and assuming a consolidation of the shares of ADO Properties S.A., ADLER Group’s property portfolio would comprise of approximately 73,000 rental units.

With the acquisition of BCP in 2018, the ADLER Group has acquired, according to its own assessment, assets in attractive locations, partly in inner cities (“A-locations”) such as Leipzig, Dortmund and Hanover with approximately 12,000 residential units. Nevertheless, its portfolio still predominantly consists of properties located on the outskirts of larger conurbations. This is particularly apparent in North Rhine-Westphalia, where virtually all of ADLER Group’s properties are located in the Ruhr area, which remains Germany’s largest industrial region. In Lower Saxony, the property holdings are mainly located in Hanover, the Wolfsburg/Braunschweig/Helmstedt region, a traditionally strong region in economic terms, the Bremen catchment area and in Wilhelmshaven, a city which is benefiting from the deep-water port and the location of the German Navy’s largest base on the North Sea. In Saxony and Saxony-Anhalt, the properties are predominantly located in the catchment areas of Halle, Leipzig, Chemnitz and Dresden – regions that after the German reunification initially lost their industry and part of their population however are now benefiting from growth in population once again as a consequence of the significant infrastructure investments carried out in these areas over the last 20 years.

In the view of the ADLER Group, property holdings on the edges of conurbations are typically characterized by higher vacancy rates, but also generate higher rental yields than properties in central or “A-locations”. Peripheral locations benefit to a great extent from counter-urbanization. Rent increases in the tight rental markets in the city centers translate into a lower availability of affordable apartments. Due to price sensitive demand this leads to households moving out of the “A-locations” into surrounding areas. However, in order to achieve a stable portfolio mix, the ADLER Group also aims at having a certain portion of “A-locations” in its rental portfolio

As of September 30, 2019, 70 units were held as non-core properties.

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11.3.2.2.2	Top 20 locations (core portfolio)

Below is an overview of the Top 20 locations (by number of units) of the ADLER Group’s residential portfolio as of September 30, 2019:

Location	Units	Lettable area sqm	NRI €/million	NRI €/sqm/ month	YoY NRI Δ €/sqm/ month	Vacancy rate	Vacancy rate as of September 30, 2018	YoY vacancy Δ (1)
	(unaudited)
Wilhelmshaven	6,896	406,713	23.2	5.12	1.7%	7.1%	6.6%	81%
Duisburg	4,925	305,003	19.7	5.53	2.6%	2.9%	3.4%	(17.1)%
Leipzig	4,749	254,781	16.8	5.82	2.8%	5.4%	5.3%	0.4%
Cottbus	1,868	110,045	5.9	4.77	1.8%	6.6%	14.4%	(54.0)%
Halle (Saale)	1,858	105,895	5.5	4.91	2.5%	11.8%	14.6%	(18.8)%
Dortmund	1,770	102,251	7.0	5.82	3.8%	2.7%	2.4%	13.0%
Berlin	1,699	111,736	7.7	5.94	2.1%	3.0%	3.0%	(2.3)%
Goettingen	1,377	85,238	6.0	6.03	2.1%	2.8%	4.4%	(36.5)%
Wolfsburg	1,301	87,614	6.4	6.27	3.0%	2.5%	6.1%	(59.7%
Helmstedt	1,219	70,703	4.4	5.24	1.0%	2.0%	4.1%	(50.4)%
Hanover	1,113	63,253	5.3	7.19	4.0%	3.0%	5.0%	(40.6)%
Essen	1,043	66,341	4.4	5.76	1.9%	4.3%	2.6%	66.7%
Kiel	970	66,768	5.4	6.75	2.5%	1.1%	1.9%	(41.9)%
Borna	900	50,189	2.1	4.69	1.7%	23.7%	20.8%	14.2%
Bremen	873	53,645	3.9	6.28	2.5%	3.3%	4.1%	(18.8)%
Chemnitz	846	50,192	2.5	5.02	(0.9)%	17.0%	19.7%	(13.6)%
Schoeningen	836	52,469	2.3	4.80	1.8%	14.0%	19.7%	(28.6)%
Oberhausen	819	62,642	3.7	5.09	2.9%	4.3%	2.6%	62.2%
Schwerin	816	48,021	2.7	4.85	2.4%	4.8%	8.9%	(45.3)%
Norden	795	50,217	3.2	5.46	3.4%	2.6%	1.1%	136.7%
Top 20 total	36,673	2,203,716	138.1	5.55	2.3%	5.7%	6.6%	(14.4)%

Other locations	21,416	1,342,892	83.1	5.61	2.3%	7.4%	7.1%	5.2%
Total	58,089	3,546,609	221.2	5.57	2.3%	6.4%	6.8%	(6.6)%

(1)	Percentages are rounded according to recognised commercial standards.

The focus on metropolitan regions outlined above also infers that the properties in ADLER Group’s 20 most important towns and cities account for more than 63% of ADLER Group’s total portfolio in terms of units.

11.3.2.2.3	Average size of apartments

The ADLER Group’s portfolio is largely composed of small to medium-sized residential units. Since 2016, the average size of its apartments was stable at approximately 60 sqm and are thus well aligned, according to its own assessment, to address the needs of the ADLER Group’s target group, namely tenants with low to medium incomes. Its properties satisfy the trend, observed for some time now, towards an ongoing increase in the number of single-person households in Germany. Moreover, the risk of tenants with low incomes defaulting on their rent payments is in the view of the ADLER Group reduced as they can obtain support from social security providers if they are unable to settle their obligations from their own income. Furthermore, this category of affordable living space is also in the sights of municipal and local councils on the lookout for attractive locations for students.

As of September 30, 2019, 15% of the residential portfolio consists of apartments with a size of less than 45 sqm, 34% with a size from 45 sqm to less than 60 sqm, 35% with a size from 60 sqm to less than 75 sqm, 13% with a size from 75 sqm to less than 90 sqm and 3% with a size of 90 sqm and above.

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11.3.2.2.4	Average rent and vacancy rate

As of September 30, 2019, the average rent per sqm per month for the overall portfolio of the ADLER Group amounted to €5.57 (core portfolio: €5.57) (as of December 31, 2018: €5.45; as of December 31, 2017: €5.17; as of December 31, 2016: €5.01). Before the end of the financial year 2016, the ADLER Group did not distinguish between core and non-core properties.

The vacancy rate for the overall rental portfolio (incl. non-core properties) reached 6.5% as of September 30, 2019 (core-portfolio: 6.3%) (as of December 31, 2018: 7.3%; as of December 31, 2017: 9.4%; as of December 31, 2016: 10.0%). Part of this decrease is also due to the acquisition of BCP. The ADLER Group as a standalone (excluding BCP) had a vacancy rate of 6.3% as of December 31, 2018 and BCP vacancy rate was 5.1% as of the same date. Prior to the end of the financial year 2016, the ADLER Group did not distinguish between core and non-core properties.

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11.3.2.2.5	Fair value of residential portfolio

As of September 30, 2019, the fair value of the ADLER Group’s Top 20 locations was €2,593.3 million.

The fair value of the total portfolio (investment properties and inventories) calculated in accordance with IFRS amounted to €4,904.2 million as of September 30, 2019 (as of December 31, 2018: €4,593.7 million; as of December 31, 2017: €3,021.5 million; as of December 31, 2016: €2,442.0 million (without inventories)). The increase in the fiscal year ended December 31, 2018 is mainly due to the acquisition of BCP and to the fair value adjustments of the ADLER Group’s existing property portfolio.

Location	Fair Value	Fair value	Rental yield
	(in € million)	(in €/sqm)	(in %)
	(unaudited)
Wilhelmshaven	382.1	939	6.1%
Duisburg	327.8	1,075	6.0%
Leipzig	380.8	1,495	4.4%
Berlin	253.7	2,270	3.0%
Wolfsburg	132.4	1,511	4.8%
Goettingen	124.2	1,457	4.8%
Hanover	118.6	1,875	4.5%
Dortmund	111.7	1,092	6.2%
Kiel	96.7	1,448	5.5%
Halle (Saale)	88.6	836	6.2%
Essen	85.3	1,286	5.1%
Cottbus	84.5	768	7.0%
Bremen	72.4	1,350	5.4%
Helmstedt	65.4	925	6.7%
Oberhausen	53.7	858	6.8%
Norden	52.0	1,035	6.2%
Schwerin	43.4	904	6.1%
Schoeningen	40.6	809	6.2%
Chemnitz	42.7	814	5.5%
Borna	36.7	731	5.9%
Top 20 total	2,593.3	1,177	5.3%

Other locations	1,445.0	1,076	5.7%
Total	4,038.2	1,139	5.5%

11.3.2.3	Commercial portfolio

The ADLER Group does not pursue a strategy of holding commercial properties. However, to a minor degree, residential properties also include commercial units typically comprising shops and offices of the kind that can often be found in city-center residential properties. As of September 30, 2019, these units amounted to 934 which accounted for 1.7% of the properties held for permanent letting (as of December 31, 2018: 1,156 units which accounted for 1.9% of the properties held for permanent letting; as of December 31, 2017: 1,049 units which accounted for 2.1% of the properties held for permanent letting; as of December 31, 2016: 1,113 units which accounted for 2.3% of the properties held for permanent letting).

The remaining commercial assets of BCP with a lettable area of approximately 135,400 sqm within 303 units are intended to be sold to third parties and are thus not intended to be transferred to the rental portfolio.

11.3.2.4	Property Development

The ADLER Group holds a number of land plots and properties under current assets which are at different stages of planning or completion. Part of these properties essentially stem from the time prior to the reorganization of ADLER Real Estate as a residential real estate company in 2012. In addition, BCP, in which the ADLER Group acquired a majority interest in April 2018, has its own development department that currently works on five property developments in Düsseldorf and Aachen.

In addition, since the end of 2018, the ADLER Group has been investing in development projects for its own portfolio, with a view to growth through selective development projects in “A-locations” at attractive

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yields such as adding floors to existing residential properties in Goettingen and Wolfsburg, and in the construction of new facilities, such as project “Riverside” in Berlin. Apartments at the latter’s location are expected to be ready for occupancy by the end of the year 2019 and letting activities have started during summer 2019. The acquisition of three neighboring plots of land on the outskirts of Berlin near Schönefeld Airport is the basis for another residential project with space for over 2,000 apartments. Planning for the development of the property in Dresden Trachau is expected to commence as soon as the development plan has been approved.

The ADLER Group’s development activities are aimed at the development of plots of land until a building permit is granted or the development of new multi-family houses in order to then either profitably dispose of the properties or to transfer them into its own property portfolio. The ADLER Group supports and encourages impending or ongoing official administrative procedures for the preparation of land use and development plans, for example through the public participation process scheduled as part of the preparation of zoning plans. Where appropriate, the ADLER Group ensures that land is developed as required. If the ADLER Group plans to construct the buildings, the ADLER Group first obtains the necessary building permits and ensures that the applicable requirements under building law, such as setbacks and access ways, are met during the design and subsequent construction of the buildings. In addition, ADLER Group monitors each stage of the execution of the construction work to ensure turn-key buildings are completed on schedule. With regard to new constructions, the ADLER Group can meet all requirements relating to energy efficiency and reducing CO2 emissions which can be achieved in existing buildings often only with difficulty or at higher costs.

The sales activities for land and properties ready for sale are likewise coordinated by the ADLER Group. For presentation purposes, marketing documents are prepared and reworked and, if appropriate, made available online. The ADLER Group receives support from professional marketing organizations, brokers, and other intermediaries.

The portfolio of development projects currently under construction comprises the following properties as of September 30, 2019:

Project	Location	Date of start of construction	Expected date of completion	Expected total construction costs	Units	GDV (1)
				(in € million)		(in € million)
Tuchmacherviertel	Aachen	Q2 2020	Q2 2022	64.7	—	115.7
Riverside (Wasserstadt)	Berlin	Q4 2017	Q4 2019	159.5	753	454.2
Grafental I	Düsseldorf	Q3 2018	Q4 2024	131.6	855	79.4	(2)
Grafental II	Düsseldorf	Q3 2013	Q1 2020	256.4	468	409.7

(1)	Gross development value (“GDV”) is a metric which indicates the capital and rental value of a property or development project after completion of all development works.
(2)	Remaining GDV since 88% of the units were already sold.

The portfolio of undeveloped land for sale or development comprises the following properties as of September 30, 2019:

Project	Location	Gross area	Expected construction costs	Status
		(in sqm)	(in €/sqm)
Gerresheim (Glasmacherviertel) (1)	Düsseldorf	187,000	2,300	Land development plan in proposal
Grafenberg (Zauberberg)	Düsseldorf	27,000	2,800	Land development plan in proposal
Schönefeld	Berlin	304,000	2,400	Land development plan in proposal
Trachau	Dresden	45,000	2,200	Land development plan in proposal

(1)	The sale of the property has been notarized on September 22, 2019, but the transaction has not yet closed.

ADLER expects to create by the end of fiscal year 2019, a total of up to 1,000 new apartments as part of its development project activities.

11.3.3	Certain Financing Agreements

In addition to various other financing agreements, in particular on a property by property basis, ADLER Real Estate entered into the following financing agreements.

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11.3.3.1	2021 Convertible Bonds

In July 2016, ADLER Real Estate, based on an authorization of the general meeting of ADLER Real Estate, issued up to 10,000,000 convertible bonds due July 19, 2021 (the “2021 Convertible Bonds”) with currently still 9,444,878 outstanding (as of the date of the publication of the Offer Document). The 2021 Convertible Bonds bear interest at a rate of 2.50% per annum, payable in arrears on January 19 and July 19 of each year. The current conversion price of the 2021 Convertible Bonds has been set at €12.5039 for each convertible bond, subject to the conversion mechanisms described in more detail in the terms and conditions of the 2021 Convertible Bonds (see below).

The terms and conditions of the 2021 Convertible Bonds provide that every holder of the 2021 Convertible Bonds may, until the effective date, (i) partially or in whole terminate the 2021 Convertible Bonds held, whereby ADLER Real Estate is obliged to repay these 2021 Convertible Bonds in their principle amount plus any interest accrued until the effective date, or (ii) convert the 2021 Convertible Bonds held on the basis of a conversion price amended against that background, if (a) a third person or a group of third persons acting in concert within the meaning of Section 2 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) has become the legal or beneficial owner of more than 50% of the voting rights in ADLER Real Estate, or (b) in the event of a public tender offer for shares in ADLER Real Estate, circumstances where the shares already in the control of the bidder and the shares which have already been tendered carry in aggregate more than 50% of the voting rights in ADLER Real Estate, or (c) in case of the disposition or transfer of all or substantially all of ADLER Real Estate’s assets ((a) and (b) each an “ADLER Change of Control relating to a public tender offer”, and (a), (b) and (c) together, each an “ADLER Change of Control”) and when ADLER Real Estate gives notice thereof and of the relevant effective date to the holders of the 2021 Convertible Bonds.

An ADLER Change of Control relating to a public tender offer occurs once at least 50% of ADLER Real Estate’s shareholders have unconditionally accepted the Offer. Pursuant to the irrevocable undertakings with certain key shareholders of ADLER Real Estate (see “11.2 Irrevocable Undertakings”), which in total hold approximately 52.2% of the current share capital and voting rights of ADLER Real Estate, such shareholders have undertaken to accept the Offer until, at the latest, the third day of the Acceptance Period. As a result, an ADLER Change of Control relating to a public tender offer is expected to occur at such time. For the avoidance of doubt, under the terms and conditions of the 2021 Convertible Bonds, if an ADLER Change of Control relating to a public tender offer occurs, holders of the 2021 Convertible Bonds do not have the right to convert their holdings in the 2021 Convertible Bonds into shares of the Company.

For the avoidance of doubt: the holders of the 2021 Convertible Bonds, under the terms and conditions of the 2021 Convertible Bonds, in the event of a ADLER Change of Control relating to a public tender offer, do not have the right to convert their bonds of the 2021 Convertible Bonds into shares of ADO Properties as the Offer is not a “merger” within the definition of the terms and conditions of the 2021 Convertible Bonds. Holders of the 2021 Convertible Bonds would only have the right to convert their 2021 Convertible Bonds into shares of ADO Properties in case of a “merger” within the meaning of sec. 11 para. 5 of the terms and conditions of the 2021 Convertible Bonds.

Upon occurrence of an ADLER Change of Control and publication by way of notice thereof and of the effective date by ADLER Real Estate, the conversion price of the 2021 Convertible Bonds will be adjusted as further described in the terms and conditions of the 2021 Convertible Bonds and such adjusted conversion price will apply for conversions up to the relevant effective date.

The 2021 Convertible Bonds are subject to the following events of default:

•	failure to deliver shares or to pay any amounts due and payable on the 2021 Convertible Bonds within 10 calendar days after the relevant due date;

•	failure to perform any other material obligation under the 2021 Convertible Bonds and such failure continuing for 30 days after having received notice from a bondholder or the paying agent;

•

cross-default in relation to any financial indebtedness of ADLER Real Estate or its material subsidiaries exceeding an amount of €15 million due to a financial liability or on the basis of a surety or guarantee;

•	ADLER Real Estate or one of its material subsidiaries announcing its inability to pay its debts as they become due;

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•

ADLER Real Estate’s or a material subsidiary’s assets being subjected to insolvency proceedings, applying for or instituting such proceedings or offering or making an arrangement for the benefit of its creditors generally, or a third party applying for insolvency proceedings against ADLER Real Estate or a material subsidiary and such proceedings not discharged or stayed within 30 days;

•	ADLER Real Estate ceasing its business operations in whole or selling or transferring its assets in whole or a material part thereof to a third party;

•	ADLER Real Estate or a material subsidiary being wound-up, unless effected in connection with a merger;

•

ADLER Real Estate applying for a revocation of the admission of its shares to the regulated market of the Frankfurt Stock Exchange or the 2021 Convertible Bonds no longer being admitted to or included in trading at a German securities exchange; or

•	the legal inability to issue shares.

11.3.3.2	New York law-governed Notes

On December 6, 2017, ADLER Real Estate issued €800,000,000 senior unsecured notes in two tranches. The first tranche with a coupon of 1.500% per annum and an aggregate principal amount of €500,000,000 matures on December 6, 2021 (the “2021 Notes”). The second tranche with an aggregate principal amount of €300,000,000 and a coupon of 2.125% per annum matures on February 6, 2024 (the “2024 Notes” and, together with the 2021 Notes, the “2021/2024 Notes”). The average coupon for the total issue amounts to 1.734%. The 2021/2024 Notes are admitted to trading on the Main Market of the Euronext Dublin.

Under the terms and conditions of the 2021/2024 Notes, ADLER Real Estate has undertaken not to incur any indebtedness if, immediately after giving effect to the incurrence of such additional indebtedness and the application of the net proceeds of such incurrence, (a) the sum of (i) the consolidated indebtedness of the ADLER Group as of the last reporting date for which the most recent consolidated financial statements of ADLER Real Estate have been published and (ii) the net nominal indebtedness incurred since the reporting date would exceed 60% of the sum of (without duplication) (x) total assets as of the reporting date, (y) the purchase price of any real estate property acquired or contracted for acquisition since the reporting date and (z) the proceeds of any indebtedness incurred since the reporting date (but only to the extent such proceeds were not used to acquire real estate property or to reduce indebtedness); or (b) the sum of (i) the consolidated secured indebtedness of ADLER Group as of the reporting date and (ii) the net nominal secured indebtedness incurred since the reporting date would exceed 40% of the sum of (without duplication) (x) total assets as of the reporting date, (y) the purchase price of any real estate property acquired or contracted for acquisition since the reporting date and (z) the proceeds of any indebtedness incurred since the reporting date (but only to the extent such proceeds were not used to acquire real estate property or to reduce indebtedness).

Furthermore, under the terms and conditions, ADLER Real Estate has undertaken to comply with a so-called consolidated coverage ratio (ratio of the ADLER Real Estate’s adjusted consolidated EBITDA to ADLER Real Estate’s net cash interest in the relevant period) at certain dates. In accordance therewith, the interest cover ratio must be at least (a) 1.70 to 1.00, with respect to any reporting date falling on or after January 1, 2020 and on or before December 31, 2020; and (b) 1.80 to 1.00, with respect to any reporting date falling on or after January 1, 2021 and as long as any 2021/2024 Note is outstanding. In case of a breach of the aforementioned covenants, the noteholders have the right to extraordinary termination and the right to call the notes due immediately.

Additionally, and subject to certain exceptions, ADLER Real Estate has undertaken not merge or consolidate into any other person or sell, convey, transfer or lease all or substantially all of its properties and assets.

The 2021/2024 Notes are subject to the following events of default:

•	failure to pay principal or premium due under the 2021/2024 Notes;

•	failure to pay any interest or additional amounts due under the 2021/2024 Notes within 30 days from the relevant due date;

•	failure to comply with any of the agreements in the 2021/2024 Notes or in the indentures thereof for 30 business days after written notice;

•	cross-default in relation to any financial indebtedness of ADLER Real Estate or its subsidiaries to the extent it exceeds an aggregate amount of €15 million;

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•

failure by ADLER Real Estate or its subsidiaries to pay final and enforceable judgements and/or court orders to the extent it exceeds an aggregate amount of €15 million within 45 days from the relevant due date; or

•	certain events of bankruptcy or insolvency with respect to ADLER Real Estate or its subsidiaries or certain group of subsidiaries.

In case of a change of control, subject to certain exceptions, the noteholders of the 2021/2024 Notes have the right to require ADLER Real Estate to repurchase all or any part of each noteholder’s 2021/2024 Notes, whereby ADLER Real Estate shall offer a payment in cash equal to 101% of the aggregate principal amount of the 2021/2024 Notes purchased plus accrued and unpaid interest and additional amounts.

On January 16, 2020, the noteholders of the 2021/2024 Notes consented to waive any obligation of ADLER Real Estate to purchase the Notes as a consequence of the anticipated change of control which will result when the Business Combination is completed.

11.3.3.3	German law-governed Notes

In April 2018, ADLER Real Estate issued senior unsecured notes in the aggregate principal amount of €500,000,000 due April 27, 2023 (the “2023 Notes”) and €300,000,000 due April 27, 2026 (the “2026 Notes” and, together with the 2023 Notes, the “2023/2026 Notes”). In April 2019, ADLER Real Estate issued senior unsecured notes in an aggregate principle amount of €400,000,000 due April 17, 2022 (the “2022 Notes” and, together with the 2023 Notes and the 2026 Notes, the “Notes”). The 2023 Notes bear interest at a rate of 1.875 % p.a., the 2026 Notes bear interest at a rate of 3.00 % p.a. and the 2022 Notes bear interest at a rate of 1.500 % p.a. The terms and conditions of the Notes provide that if any person or persons acting in concert within the meaning of Section 2 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or any person or persons acting on behalf of any such person(s), at any time directly or indirectly acquire(s) or come(s) to own (i) more than 50% of the share capital in ADLER Real Estate, or (ii) such number of shares in the share capital of ADLER Real Estate carrying in aggregate more than 50% of the voting rights in ADLER Real Estate, each holder of the Notes shall have the right to require ADLER Real Estate to redeem or purchase in whole or in part his Notes, within 60 days after a put event notice has been published at 101% of the principal amount of such Note plus any unpaid accrued interest.

Under the terms and conditions of the Notes, ADLER Real Estate has undertaken that neither itself nor its material subsidiaries will incur any financial indebtedness subject to compliance with certain financial covenants as further described in the terms and condition of the Notes and that it will maintain a consolidated coverage ratio of 1.70 to 1.00 until December 31, 2020 and 1.80 to 1.00 after January 1, 2020. Furthermore, and subject to certain exceptions, ADLER Real Estate shall not merge, amalgamate or consolidate with or into any other person or sell, convey, transfer or lease all or substantially all of its properties and assets.

The Notes are subject to the following events of default:

•	failure to pay any principal due under the Notes;

•	failure to pay any interest due under the Notes within 30 days from the relevant due date;

•	failure to perform any other material obligation under the Notes and such failure continues for 60 days after having received notice from a holder;

•	failure to comply with any financial covenant or the consolidation, merger and sale of asset clause;

•	cross-default in relation to any financial indebtedness of ADLER Real Estate or its subsidiaries to the extent it exceeds an amount of €15 million;

•	ADLER Real Estate or any subsidiary announcing its inability to pay its debts as they become due;

•

ADLER Real Estate’s or a material subsidiary’s assets being subjected to insolvency proceedings or applying for or instituting such proceedings and such proceedings not discharged or stayed within 60 days; or

•	ADLER Real Estate entering into liquidation, unless effected in connection with a merger.

On January 8, 2020, ADLER Real Estate launched a consent solicitation to allow ADLER Real Estate to complete the Business Combination without being required to redeem or purchase the Notes as a

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consequence of the anticipated change of control that will result when the Business Combination is completed. On February 3, 2020, ADLER Real Estate announced that the noteholders have agreed to the changes of the terms and conditions of the notes. Noteholders have the statutory right to contest any resolution adopted by the noteholders. The end of the statutory contestation period is expected to expire on or about March 3, 2020.

11.3.3.4	Debentures issued by ADO Group Ltd.

11.3.3.4.1	Series H Debentures

ADO Group Ltd. has published a shelf prospectus on May 25, 2016 under which secured debentures have been issued on February 13, 2017 and November 19, 2018, with an issue size of NIS 389,335,000 and NIS 150,000,000, respectively (the “Series H Debentures”). The current outstanding amount under the Series H Debentures is NIS 549,096,963. Interest will be paid biannually on June 30 and on December 31 of each year. The interest rate is currently set at 2.50%, but is linked to the consumer price index and subject to adjustment mechanisms as further described in the debenture. In order to secure the payment of principal and interest under the Series H Debentures, ADO Group Ltd. has pledged in favor of the trustee, as trustee of the holders of the Series H Debentures, 4,176,000 ordinary shares with no par value of the Company. The Series H Debentures will be redeemed in three annual installments that will be paid on June 30 of each one of the years 2023 through 2025, whereby in each one of the first and second installments 33.33% of the principal will be paid and in the third and last installment 33.34% of the principal will be paid.

ADO Properties intends to issue a conditional guarantee for the Series H Debentures, which will become effective upon closing of the Offer. ADO Properties is also considering refinancing the Series H Debentures after closing of the Offer.

11.3.3.4.2	Series G Debentures

ADO Group Ltd. has published a shelf prospectus on May 7, 2013 (as amended on January 14, 2014) under which under which secured debentures have been issued on January 13, 2015 and September 20, 2016, with an issue size of NIS 375,000,000 and NIS 232,728,000, respectively (the “Series G Debentures”). The current outstanding amount under the Series G Debentures is NIS 611,313,595. Interest will be paid biannually on June 30 and on December 31 of each year. The interest rate is currently set at 4.05%, but is linked to the consumer price index and subject to adjustment mechanisms as further described in the debenture. In order to secure the payment of principal and interest under the Series G Debentures, ADO Group Ltd. has pledged in favor of the trustee, as trustee of the holders of the Series G Debentures, 5,255,000 ordinary shares with no par value of the Company. The Series G Debentures will be redeemed in three annual installments that will be paid on December 31 of each one of the years 2020 through 2022, whereby in each one of the first and second installments 33.33% of the principal will be paid and in the third and last installment 33.34% of the principal will be paid.

ADO Properties intends to issue a conditional guarantee for the Series G Debentures, which will become effective upon closing of the Offer. ADO Properties is also considering refinancing the Series G Debentures after closing of the Offer.

11.4	Share Purchase Agreements for Consus Real Estate Shares

On December 15, 2019, the Company also entered into various share purchase agreements (the “Share Purchase Agreements”) with minority shareholders of Consus Real Estate to acquire a 22.18% stake in Consus Real Estate at an average price of €9.72 per share in Consus Real Estate (the “Consus Real Estate Acquisition”). The purchase price amounts to approximately €294 million in cash. The Consus Real Estate Acquisition closed on December 20, 2019 (in relation to the Share Purchase Agreements that are not subject to merger control clearances as a closing condition) and on January 3, 2020 (for one Share Purchase Agreement that is subject to merger control clearance as a closing condition).

11.5	Call/Put-Option Agreement

On December 15, 2019, the Company entered into a call/put-option agreement (the “Call/Put-Option Agreement”) with Aggregate Holding S.A. (“Aggregate”) regarding the acquisition of further shares in Consus Real Estate, equaling 50.97% of the share capital; the call option can be exercised until

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June 16, 2021. Subject to the exercise of the call option, the Company undertakes to conduct a voluntary tender offer in the form of an exchange offer to acquire the remaining shares of Consus Real Estate (save for any applicable RETT-Blocker). The consideration for one share in Consus Real Estate shall, in each case, be 0.2390 newly issued shares in the Company, provided that this ratio will be adjusted to any dividends paid and equity raise done by the Company or Consus Real Estate, as relevant.

Under the same agreement, Aggregate has an option to put its Consus Real Estate shares to the Company upon the occurrence of a change of control on the level of the Company, which means the acquisition of shares or voting rights in the Company by any third party that leads to such third party holding, directly or indirectly, together with persons acting in concert or connected with it, 50% or more of the shares or voting rights in the Company. Upon the exercise of the put option, the Company would have to acquire Aggregate’s shares in Consus Real Estate for a consideration per Consus Real Estate share of, at the option of the Company, €8.35 in cash or 0.2390 newly issued shares in the Company, provided that this ratio will be adjusted to any dividends and equity raise done by the Company or Consus Real Estate, as relevant.

The Company does currently not intend to exercise the call-option. Prior to the exercise of the call-option, various factors need to be considered, including the effects on (i) the current investment grade rating of the Company and its implications for the ability of the Company to raise capital at equally favorable conditions, (ii) the total debt on a pro forma basis, (iii) the ability to realize financial and operational synergies, (iv) the ability to implement profit-and-loss transfer agreements, and (v) other business considerations. It is therefore assumed that the option is currently not regarded as exercisable and, as a result thereof, does not constitute a substantive right that would trigger the assumption of control over Consus Real Estate.

The Company believes it is improbable that the prerequisites for the exercise of the put option are satisfied in the near future. As a result of the acquisition of at least 33 1/3% of the shares or voting rights in the Company, such persons, subsequent to Luxembourg law, would be obliged to first submit a mandatory offer to purchase all outstanding shares of the Company. Upon closing of such mandatory offer and a resulting indirect change of control at the level of ADLER Real Estate, a mandatory offer for ADLER Real Estate would have to be made pursuant to WpÜG. Irrespective of whether the threshold of 33 1/3% in the Company is reached, the put-option is only exercisable of the relevant acquirer acquires 50% or more of the shares or voting rights in the Company. There are currently no indications to the Company that a person would acquire 50% of the shares or voting rights of the Company. The Company believes that the associated probability, on the basis of the aforementioned reasons and in consideration of the fact that a bidder would in this case, from an economic perspective, be required to carry out three hostile takeovers without a due diligence process, is at 0%.

11.6	Strategic Cooperation Agreement

On December 15, 2019, the Company and Consus Real Estate entered into a strategic cooperation agreement (the “SCA”) to engage in a strategic partnership and strategic cooperation and, to the extent legally permissible, work together to thoroughly investigate and potentially undertake mutually beneficial property developments, including the acquisitions of land plots for new-builds, project financing, construction and property management (the “Strategic Cooperation” and, together with the Business Combination, the Consus Real Estate Acquisition, the entry into the Call/Put-Option Agreement, the “Transactions”).

As part of the Strategic Cooperation, the Company and Consus Real Estate are working closely together on residential development projects. As part of such Strategic Cooperation, Consus Real Estate has provided a right to the Company to allow it to match any offer from a third party on property development projects worked on together.

Following the conclusion of the SCA, on January 17, 2020, the Company entered into a letter of intent with Consus Swiss Finance AG for the purchase of 89.9% of the shares in all companies which hold plots of land belonging to the Holsten Quartier project development in Hamburg (the “Holsten Quartier”). The provisional purchase price for 100% of the shares in the Holsten Quartier is, on a cash-free debt-free basis, €350 million, subject to finalization of the Company’s due diligence. Under the letter of intent, Consus Swiss Finance AG granted the Company, in exchange for a €10 million down-payment, exclusivity for one month, subject to an extension, to continue and conclude the legal, technical, economic and tax due diligence. The signing of the share purchase agreement is subject to the satisfactory completion of the due diligence.

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11.7	Description of the Consus Group

Consus Real Estate AG (“Consus Real Estate” and, together with its consolidated subsidiaries, the “Consus Group”) is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, registered with the commercial register of the local court (Amtsgericht) in Berlin, Charlottenburg under registration number HRB 191887 B and having its business address at Kurfürstendamm 188-189, 10707 Berlin, Germany.

As of the date of the publication of the Offer Document, Consus Real Estate’s share capital amounted to €136,581,507.00, divided into 136,581,507 shares with a notional value of the Consus Real Estate’s share capital of €1.00 per share.

11.7.1	Business of the Consus Group

The Consus Group is the leading pure-play developer of real estate properties in Berlin, Cologne, Düsseldorf, Dresden, Frankfurt am Main, Hamburg, Leipzig, Munich and Stuttgart (together, the “Top 9 Cities”) in Germany in terms of square meters (source: Bulwiengesa – Consus Nr. 1). The Consus Group focuses on the development of residential units in the Top 9 Cities, which we primarily sell to institutional purchasers, including pension funds and insurance companies, by entering into forward sale agreements, which refer to the sale on a turn-key basis of properties still to be built at the expense of the seller. Additionally, it sells condominiums to retail purchasers by entering into purchase agreements providing for staggered payments, which become due when certain development milestones are reached. It also develops commercial and retail spaces to complement its project developments, primarily as part of mixed-use developments.

With the SSN Group AG (renamed to Consus Swiss Finance AG) acquisition in December 2018, and in combination with organic growth, the Consus Group significantly increased its targeted sales volume of its development projects from €6.2 billion of gross development value (“GDV”) as of December 31, 2017 to €10.3 billion of GDV as of September 30, 2019 as well as the number of development projects from 53 to 67 as of the same date. Its GDV as of September 30, 2019 was allocated in the Top 9 Cities as follows: Hamburg 19%, Stuttgart/Karlsruhe 21%, Berlin 13%, Frankfurt/Offenbach 13%, Leipzig/Erfurt 5%, Cologne 11%, Munich/Bayreuth/Passau 5%, Düsseldorf/Dortmund 10% and Dresden 3%.

As a fully integrated development platform, the Consus Group covers the entire value chain of project development, including sourcing and acquisition of suitable land plots and real estate properties, development planning, obtaining required approvals, licenses and permits, marketing and sales of development projects through forward sales with institutional purchasers. In the first phase of the development process, it uses its local teams to utilize its stable and extensive relationships with local authorities and local real estate agents to identify land plots and real estate properties in attractive locations. The Consus Group’s business is carried out through teams at its subsidiaries CG Gruppe AG and Consus Swiss Finance AG (formerly SSN Group AG), which have strong property development track-records and an in-depth understanding of the development of residential real estate properties.

The Consus Group focuses on the development of modern, urban and affordable residential real estate properties that are supplemented by commercial spaces, including retail, hotels and offices, located in the Top 9 Cities, with a particular focus on large scale of residential real estate properties with at least 100 apartments, that are typically 50 to 70 square meters in size each with one to two bedrooms. Based on the net floor area, its projects consisted of approximately 54% residential units, 37% commercial units and 9% other units as of September 30, 2019. The Consus Group also renovates and converts office buildings and high-rises into modern residential and commercial complexes, which it then primarily sells to institutional purchasers under its “VauVau” brand (“Vertical Villages”). In addition, due to its own construction expertise, it is able to develop such real estate properties by utilizing its own construction teams as well as external contractors.

The Consus Group is headquartered in Berlin and has offices in each of the Top 9 Cities. As of September 30, 2019, it had approximately 895 employees primarily focusing on the construction and sale of its development projects. The realization of a standard development project typically takes 30 to 48 months, and would typically take longer for more complex and larger projects, with the breakdown being 6 to 12 months for development plan and building permit and 24 to 36 months for construction. For larger projects where an urban development plan is required, a further 18 months to up to 4 years may be required.

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11.7.2	Portfolio of the Consus Group

The following table provides an overview of selected key data relating to the 67 development properties of Consus Group as of September 30, 2019:

No.	Consus Subsidiary Entity	Project Name	City	Approx. Total Sellable Area (sqm)	Sale status	Targeted delivery date
1	CG Gruppe	Four Living VauVau	Leipzig	20,000	Forward sold	2020
2	CG Gruppe	Cologne Apart VauVau	Cologne	22,000	Forward sold	2020
3	CG Gruppe	MaryAnn Apartments VauVau	Dresden	14,000	Forward sold	2021
4	CG Gruppe	UpperNord Tower VauVau	Düsseldorf	25,000	Forward sold	2022
5	CG Gruppe	NewFrankfurt Towers VauVau	Frankfurt	38,000	Forward sold	2021
6	CG Gruppe	Vitopia-Kampus Kaiserlei Resi	Frankfurt	14,000	Forward sold	2021
7	CG Gruppe	Residenz am Ernst-Reuter Platz	Berlin	11,000	Forward sold	2020
8	CG Gruppe	Carré Sama Riga	Berlin	12,000	Forward sold	2020
9	CG Gruppe	Ostforum	Leipzig	18,000	Forward sold	2022
10	CG Gruppe	Residenz am Waldplatz	Leipzig	6,000	Forward sold	2019
11	CG Gruppe	Carré Löbtau	Dresden	10,000	Forward sold	2019
12	CG Gruppe	Quartier Hoym	Dresden	27,000	Forward sold	2021/2022
13	CG Gruppe	Dessauer/ Hamburger Straße	Leipzig	10,000	Forward sold	2020/2021
14	CG Gruppe	Cologneo I Part 1	Cologne	54,000	Forward sold	until 2022
15	CG Gruppe	Königshöfe im Barockviertel	Dresden	15,000	Forward sold	2021/2022
16	Consus Swiss Finance	Franklinstrasse 26	Berlin	11,000	Forward sold	2020
17	Consus Swiss Finance	No.1	Mannheim	19,000	Forward sold	2020
18	Consus Swiss Finance	Bundesallee (incl. MOMENTE)	Berlin	29,000	Forward sold/Condo	2020
19	CG Gruppe	Steglitzer Kreisel Tower	Berlin	27,000	Condo sales	2021
20	CG Gruppe	Palatium (Palaisplatz Altbau)	Dresden	5,000	Condo sales	2020
21	Consus Swiss Finance	Wohnen an der Villa Berg	Stuttgart	4,000	Condo sales	2020
22	CG Gruppe	Miners / Glück-Auf-Haus	Cologne	2,800	Condo sales	2019
23	CG Gruppe	Westend Ensemble – Grand Ouest	Frankfurt	9,000	Condo sales	2020
24	CG Gruppe	Westend Ensemble – Upper West	Frankfurt	20,000		2022
25	CG Gruppe	Cologneo I Part2	Cologne	36,000		until 2023
26	CG Gruppe	Cologneo II	Cologne	72,000		2025
27	CG Gruppe	COL III (Windmühlenquartier)	Cologne	23,000		2022/2023
28	CG Gruppe	Steglitzer Kreisel Parkhaus & Sockel	Berlin	42,000		2023/2024
29	CG Gruppe	Forum Pankow	Berlin	36,000	FS in Neg.	2025
30	CG Gruppe	Vitopia-Kampus Kaiserlei Comm	Frankfurt	31,000		2023
31	CG Gruppe	Ostend	Frankfurt	31,000		2025
32	CG Gruppe	UpperNord Hotel	Düsseldorf	43,000		2020
33	CG Gruppe	UpperNord Quartier	Düsseldorf	5,000	FS in Neg.	2022
34	CG Gruppe	Südtribüne	Dortmund	25,000		2021

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No.	Consus Subsidiary Entity	Project Name	City	Approx. Total Sellable Area (sqm)	Sale status	Targeted delivery date
35	CG Gruppe	Bahrenfelder Carré | Von Sauer Str.	Hamburg	4,000	FS in Neg.	2021
36	CG Gruppe	Neuländer Quarree	Hamburg	19,000		2024
37	CG Gruppe	Billwerder Neuer Deich	Hamburg	81,000		2024
38	CG Gruppe	NY	Hamburg	44,000		2024
39	CG Gruppe	Quartier C	Karlsruhe	45,000		2026
40	CG Gruppe	GEM Hofgarten	Karlsruhe	111,000		2021
41	CG Gruppe	GEM H Portfolio	Karlsruhe	20,000		n/a
42	CG Gruppe	Böblingen	Stuttgart	108,000	FS in Neg.	2021
43	CG Gruppe	Schwabenland Tower	Stuttgart	9,000	FS in Neg.	2020
44	CG Gruppe	Max Reger Str	Erfurt	16,000		2022/2023
45	CG Gruppe	TAP Hochhaus	Erfurt	6,000	FS in Neg.	2022
46	CG Gruppe	Plagwitz Bestand	Leipzig	8,000		n/a
47	CG Gruppe	Plagwitz Development	Leipzig	99,000		divers
48	CG Gruppe	Ostplatz – FLI Mensa	Leipzig	19,000		2023
49	CG Gruppe	Kreuzstraße	Leipzig	3,000	LOI signed	2021/2022
50	CG Gruppe	Ritterstraße	Leipzig	13,000		2022
51	CG Gruppe	Mariannenpark	Leipzig	2,000		2024
52	CG Gruppe	Zerbster-/ Wittenberger Straße	Leipzig	31,000		2023
53	CG Gruppe	Wachendorff Quartier	Bergisch- Gladbach	31,000		2023/2024
54	CG Gruppe	Braugold	Erfurt	17,000		2023
55	Consus Swiss Finance	GlockenGut	Bayreuth	16,000	FS in Neg.	2021
56	Consus Swiss Finance	2stay	Frankfurt	28,000		2023
57	Consus Swiss Finance	Holsten Quartiere	Hamburg	133,000		2026
58	Consus Swiss Finance	Neues Korallusviertel	Hamburg	34,000	LOI signed	2022
59	Consus Swiss Finance	Peschl Quartiere	Passau	21,000	LOI signed	2021
60	Consus Swiss Finance	VAI Campus	Stuttgart	185,000		2026
61	Consus Swiss Finance	Covent Garden	Munich	29,000		2023
62	Consus Swiss Finance	The Wilhelm	Berlin	16,000		2023
63	CG Gruppe	Benrather Gärten	Düsseldorf	159,000		2027-2029
64	CG Gruppe	Otto Quartier	Wendlingen	70,000		2024/2025
65	CG Gruppe	Katharinenstraße	Leipzig	2,000	Sale signed	2019
66	CG Gruppe	Delitzscher Straße B & C	Leipzig	65,000	Upfront Sale signed	2020
67	CG Gruppe	Hallesches Ufer BT 1 – 3	Berlin	25,000	Upfront Sale signed	2020/2021
	Total			2,200,000

As of September 30, 2019, the market value of gross assets of the development portfolio of the Consus Group amounted to €3.4 billion.

In addition to €450,000,000 9.625% senior secured notes due 2024 issued by Consus Real Estate, the majority of the Consus Group’s financing arrangements are in connection with the financing of the acquisition or development of land plots and/or real estate properties are in line with customary market practice. Typically, such project financings have a short- or mid-term maturity profile, i.e., a term of up to one year or between one year and of up to five years, to match its general forward sale approach and the value creation process. In the ordinary course of business, the Consus Group continues to finance, refinance and extend its project financings on a rolling basis. In certain cases, such refinancing or

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extension only occurs following the maturity of the relevant financing. Individual project financings may mature prior to the relevant developments being completed and sold and, in such cases, such financings are refinanced or extended as required. In line with industry practice, the process required for such refinancing or extension is initiated shortly (i.e. usually three months) prior to maturity.

11.7.2.1	Property development business with institutional purchasers

The development of residential real estate properties is the core development business of the Consus Group. It primarily develops residential real estate properties by building new multistory apartment buildings. Its property development business planned for institutional purchasers amounted to a GDV of approximately €8.0 billion as of September 30, 2019, corresponding to 78% of the development portfolio by GDV as of September 30, 2019. Additionally, the Consus Group also develops residential real estate properties by converting and refurbishing former commercial and/or industrial real estate properties. As part of mixed use developments, it also develops commercial and retail spaces to complement its project developments.

11.7.2.2	Vertical Villages

Vertical Villages consist of large-scale projects in prominent urban areas located in the Top 9 Cities. The Consus Group renovates and converts office buildings and high-rises into modern residential and commercial complexes, which it then places with the institutional purchasers under its “VauVau”-brand. The Vertical Villages development business amounted to a GDV of approximately €693.6 million as of September 30, 2019 and 6.7% of the total sellable area.

The Consus Group offers the residential units of its Vertical Villages fully or partially furnished with built-in kitchens and wardrobes. Furthermore, such residential units have shared facilities which either can be used by various tenants simultaneously or are available through a simple-use booking system, including dining rooms, guest apartments or work spaces. In addition, the development projects are supplemented by commercial and retail spaces and certain after-sales services, including full-time concierge services providing a contemporary concept for residential living.

11.7.2.3	Quarter development

With the development of entire quarters (Quartiersentwicklung), the Consus Group focuses on long-term developments in sustainable locations in metropolitan areas. These quarters are designed to redefine their respective area with a mix of residential units and commercially used space providing for high living standards. Its quarter development amounted to a GDV of approximately €6.74 billion as of September 30, 2019, corresponding to 66% of the development portfolio by GDV.

11.7.2.4	Condominium sales

For its residential developments of condominiums, the Consus Group develops high quality residential units which it sells to investors and owner-occupiers. With this development segment, the Consus Group taps the broad owner-occupied housing market. It frequently renovates and converts commercial and office buildings to develop high-end residential apartments. Its condominium business development portfolio amounted to a GDV of approximately €2.3 billion as of September 30, 2019.

The condominiums are being sold through “RVG Real Estate Vertriebs GmbH”, which operates as a distribution channel for the Consus Group’s residential units by utilizing the experience and knowledge of its sales experts.

11.7.2.5	Yielding assets

The Consus Group owns a small number of yielding assets that generate cash flows from rental income which are often within or part of larger development projects within the Consus Group. The key locations are in Leipzig and Berlin. The property in Leipzig’s Plagwitz urban district is a commercial development on 18 hectars of land that has continuously been developed since 2008. Other yielding assets include the base of the Steglitzer Kreisel in Berlin, where the Consus Group is developing the tower, and a large parking facility in Hamburg.

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11.8	Economic and Strategic Reasons for the Transactions

For a description of the economic and strategic reasons for the Offer, see “4.1 Reasons for the Offer”.

The conclusion of the SCA and the acquisition of a strategic stake in Consus Real Estate was a first step in the Company’s defined strategy to enable the Combined Group to benefit from access to Consus Real Estate’s market leading development platform with a high quality pipeline of over 15,000 residential rental units in Top 9 Cities. The ongoing housing shortage in Berlin and other densely populated regions in Germany is an issue which the Company takes seriously. The Company is committed to easing the pressure on the market through accelerating the construction of new stock suitable for rent through the access to Consus Real Estate’s development platform.

In the event that the Combined Company were to exercise its call-option for the acquisition of the control over Consus Real Estate, the ADO Properties Group believes to expect additional operational synergies of approximately €13 million to €18 million (before tax) per year. Such would primarily result from an increased cost efficiency, including reduced expenses for marketing and sales, based on the shift in streategy from “build to sell” to “build to hold”.

Further, the refinancing of the debt structure of the Consus Group would likely result in substantial additional refinancing synergies, resulting in estimated savings of €142 million to €153 million (before tax) per year over time.

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12.        MARKETS AND COMPETITION

12.1	The German Real Estate Market – Overview and Market Drivers

As of September 30, 2019, the Company and ADLER Real Estate owned 22,157 and 58,159 residential units, respectively, that they held for rental to tenants. These are located exclusively in Germany. While the Company’s entire stock of residential units is located in Berlin, ADLER Real Estate’s residential units in most cases are located in the vicinity of larger conurbations and offer affordable homes to tenants with medium to low incomes. In recent years, ADLER Real Estate has grown rapidly, e.g. through acquisitions such as the acquisition of a 70% stake in Brack Capital Properties N.V. (“BCP”) in 2018. The Company has recently focused its portfolio through the sale of approximately 5,900 residential units in the fourth quarter of 2019. As a Combined Group, the ADO Properties Group and the ADLER Group intend to maintain their existing strategic focus, grow their residential property portfolio and thus continue to serve the needs of their particular segment of the real estate market even more extensively. The Combined Group’s business is, therefore, largely dependent on the residential real estate market in Germany.

12.1.1	Macroeconomic and Demographic Drivers Affecting the German Real Estate Market

The key factors influencing the German residential real estate market comprise the gross domestic product (“GDP”), the disposable income per capita of the German population as well as the number of households. Additionally, demand and supply on the real estate market are also influenced by socio-demographic factors, the overall demographic development, changes in consumer behavior and ways of life or preferred forms of living. This may have repercussions on the average living space per capita, the average number of people living in household, preferred forms of living such as apartments or single family-houses or the preferred locations like cities, conurbations or rural areas. Furthermore, the Company believes that a decisive factor regarding the attractiveness of a property is the physical condition of the building and, in case of condominiums, the tenant structure.

Over the recent years, the German residential real estate market has benefitted and is expected to further benefit from a relatively positive macroeconomic environment on the basis of e.g. the following trends and developments:

12.1.1.1	GDP Growth (in %)

After years of steady growth there have been increasing signs of a slowdown in the German economy with a GDP decrease of 0.1% for the second quarter of 2019 (compared to 2018) while price-adjusted exports were down 0.8%, resulting in the largest decline recorded in the last six years (source: Federal Statistical Office – Press Release 321). The German economy returned to growth in the third quarter of 2019 with an increase in GDP of 1.0% (compared to the same quarter in 2018) (source: Federal Statistical Office – Press Release 448). A decrease in GDP in Germany or an increase in unemployment could adversely affect the population’s purchasing power, and therefore its propensity to acquire residential real estate.

(source: Volkswirtschaftliche Gesamtrechnung der Länder)

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Disposable income per capita in Germany (in € thousand)

(source: Volkswirtschaftliche Gesamtrechnung der Länder)

While in 1996 living space per capita amounted to 36.5 sqm, it had gone up to 45.2 sqm in 2018 (source: Federal Statistical Office – Anzahl der Wohnungen). Up to the year 2030, the per capita residential space of owner-occupied households is expected to rise further, by approximately 3 sqm in the old federal states to close to 54 sqm, and to approximately 55 sqm in the states of the GDR (source: Statista – Pro-Kopf-Wohnfläche).

12.1.1.2	Employment

In October 2019, roughly 45.4 million persons resident in Germany were in insurable employment. The number of persons in insurable employment in October 2019 was 0.7% (306,000 persons) higher than in October 2018 (source: Federal Statistical Office – Press Release 455).

Employment (in million people)

(source: Federal Statistical Office – Press Release 075)

12.1.1.3	Unemployment rate in Germany (in %)

The unemployment rate in Germany continuously declined in the last five years, reaching 5.0% in 2014, 4.6% in 2015, 4.1% in 2016, 3.8% in 2017 and 3.4% in 2018.

The German unemployment rate is significantly lower than the EU average rate. This means that Germany is less affected by unemployment than most other EU Members (source: Eurostat – Unemployment).

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Unemployment rate in Germany and the EU 2012-2018 (%)

(source: Eurostat – Unemployment)

12.1.1.4	Consumer Price Development

The German economy experiences low inflation. In November 2019, the consumer price index is expected to show an increase of 1.1% to November 2018 (source: Federal Statistical Office – Press Release 477). On an annual average, consumer prices in Germany rose by 1.8% in 2018 after 1.5% in 2017 and 0.5% in 2016 (source: Federal Statistical Office – Consumer Prices).

12.1.1.5	Population Growth to Continue

According to the Federal Statistical Office, approximately 83.0 million people were living in Germany at the end of 2018. At the end of 2017, the figure was 82.8 million. Since the last census survey in 2011 on the country’s population and the employment and housing conditions carried out by the statistical offices of the Federation and States (Statistische Ämter des Bundes und der Länder), the population has been growing steadily, while it had declined slightly between 2002 and 2010. Despite the birth deficit, the number of inhabitants in Germany increased again due to the migration surplus and, at the end of 2018, reached a new record high since German reunification (source: Federal Statistical Office – Press Release 029; Federal Statistical Office – Press Release 244).

German Population (in million)

(source: Federal Statistical Office – Population)

According to the latest forecast of Eurostat, the population in Germany will increase due to immigration to almost 84 million until roughly 2030 and then steadily decline to 80 million until the year 2080 (source: Eurostat – Population Forecast).

In recent years, Germany has seen positive and ever-increasing balances levels of immigration, from around 127,700 people in 2010 to around 416,000 people in 2017 and 400,000 people in 2018 (source: Federal Statistical Office – Press Release 271).

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12.1.1.6	Increase in the Number of Households

The number of households in Germany reached almost 41.4 million in 2018, increasing from 41.3 million in the previous year. This, too, is the highest number recorded in Germany over the last 25 years, rising from 36.2 million in 1993 (source: Federal Statistical Office – Privathaushalte Deutschland).

Number of households (in million)

(source: Federal Statistical Office – Privathaushalte Deutschland)

As the increase in the number of household was much stronger than the increase in the overall population, it follows that the average household size has declined over time. In particular, the number of single person households has increased significantly from 35.4% in 1996 to 41.9% in 2018 (source: Federal Statistical Office – Privathaushaulte Deutschland).

The Company believes that stable and solid growth, high employment, low inflation, a growing population and the continuing trend to single households are positive indicators for further growth in demand for residential space.

12.1.1.7	Urban Population and Immigration Trends

The recent increase in the German population has been driven by immigration, both labor market oriented and as a result of an influx of refugees, and has resulted in an accelerated increase of population density in Germany’s key metropolitan regions, leading to an “urbanization trend” (source: CBRE – Outlook 2018).

The following chart indicates that the urbanization trend is expected to continue in the future and emphasizes that the proportion of population living in urban areas in Germany is expected to increase from approximately 77% in 2015 to approximately 80% in 2035, with a long term forecast of 84% in 2050 (source: United Nations – World Urbanization Prospects).

German Urban Population Proportion (1)

(source: United Nations – World Urbanization Prospects)

(1)	Proportions of urban and rural population in the current country or area in per cent of the total population, 1950 to 2050.

12.1.1.8	Household Debt and Low Interest Rates

Since 2011, the volume of housing loans to households has increased from €16.4 billion to approximately €23.2 billion in 2018 (source: Deutsche Bundesbank – Housing Loans to Households).

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Both the Company and ADLER Real Estate finance their business activities with own equity and borrowed capital and will continue to do so as the Combined Group. Interest rates are closely linked to the main refinancing rate for Europe as determined by the European Central Bank (“European Central Bank”). Currently, interest rates in Germany on real estate loans are at historically low levels and the ECB’s main refinancing rate is expected to remain persistently low in 2019 until it has seen the inflation outlook robustly converge to a level sufficiently close to, but below, 2% within its projection horizon (source: ECB – Monetary Policy Decisions). This gives reason to expect that German real estate will continue to be a valuable investment category for private and professional investors.

A general, noticeable increase in interest rates could affect the Company’s ability to finance the acquisition, modernization, maintenance and refurbishment of property portfolios by debt capital and the general ability to refinance debt which becomes due.

The following chart indicates the percentage of debt held by households as percent of disposable income as well as the share of loans for house purchases as percent of disposable income.

Household debt in Germany (1)

(Annual averages (2))

(source: Deutsche Bundesbank – Indicators for German Residential Property Markets)

(1)

Unconsolidated, i.e. referring to financial transactions within one sector are not offset against each other. On the contrary, consolidating data results in instances where financial relations within one sector are offset against each other, such data showing an external interdependence of one sector with another sector.

(2)	Until 1998 according to ESA 1995; from 1999 according to ESA 2010.
(3)	Excluding other liabilities.

12.2	German Residential Real Estate Market

12.2.1	Residential Loans

Germany has seen a steady rise in residential loans. The gross residential loans have increased by nominal amount at a compound annual growth rate (“CAGR”) of 6.0% from 2010 until 2018. Gross residential loans in Germany had an aggregate amount of approximately €227.8 billion at the end of 2018. The total of outstanding residential loans per capita has also increased with a CAGR of 2.7% from 2010 until 2018 and was at €20,879 at the end of 2018 (source: EMF Hypostat 2019). The EU average was at €17,404 at the end of 2018. As such, there is increased mortgage activity in Germany driven by increase in home ownership and increased demand (source: EMF Hypostat 2019).

12.2.2	Number of Transactions

The number of transactions is an important metric to measure the activity in the residential real estate sector as it takes into account both, newly constructed and existing properties. The number of transactions is defined as the total number of new or second hand apartments purchased or transferred in the period, including those occupied for the first time. In 2018, the number of new homes delivered was approximately 286,000, while the number of transactions was at 569,000 (source: EMF Hypostat 2019). The total sales value associated with the transactions rose by 6.6% compared to the previous year. As such, overall investor activity has been high over the years in both the primary and secondary market (source: EMF Hypostat 2019).

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12.2.3	Property Prices Evolution

Property prices across the globe saw a decline post the financial crisis and started to recover since 2012 in most countries. Property prices in Germany were resilient post the financial crisis and only exhibited a slight decline of 0.2% in 2007 and of 0.5% in 2009 (source: EMF Hypostat 2019). There has been a steady increase in the property prices in Germany signifying its strong fundamentals. The nominal house prices have increased at 3.1%, 4.5%, 6.0%, 5.8% and 7.7% in 2014, 2015, 2016, 2017 and 2018, respectively (source: EMF Hypostat 2019).

12.2.4	House Price Affordability

Housing in Germany is amongst the most affordable within the EU. The price to salary multiple in Germany stands at 5.1x. For the United Kingdom, the ratio is as high as 9.4x (source: Deloitte – Property Index). The following chart shows the average housing affordability measured by the multiple of average gross annual salary required to buy a new 70 square meter residential unit in Germany compared to other Western European countries.

Average gross annual salary required to buy a new 70 square meter flat in Western Europe

(source: Deloitte – Property Index)

(1) Bid price.

In Germany, the share of rent in disposable income is 20.6% as of 2017 and is therefore significantly lower than the EU average of 24.7% implying that there is still room for rents to rise. The chart below compares the share of rent in disposal household income to other Western European countries.

Share of rent in disposable household income as % of total (2017)

(source: Eurostat – Share of rent)

12.2.5	Steady Rental Price Growth

In the past 20 years, rental prices have been steadily and consistently rising in Germany. The chart below outlines the growing rents in Germany since 1995.

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>20 years of strong and constant rental price growth

(source: Federal Statistical Office – Residential Rental Price Index)

12.2.6	Mortgage Rates

Mortgage rates in Germany are conducive to the residential market growth. The long term initial fixed period rate (across all interest rate fixation periods) was at 1.8% in 2017 (source: EMF Hypostat 2019), which is among the lowest across the Western European economies. This low interest mortgage rate environment is supportive of home ownership growth in Germany. The following chart shows a comparison of average mortgage rates on the basis of annual averages in 2017 across major Western European economies.

Comparison of average mortgage rates in Western Europe

(source: EMF Hypostat 2019)

From a financing perspective, excessively loose lending conditions can contribute to high valuations for residential properties, but borrowing standards in Germany have been stable. Housing loans are mostly based on relatively long term fixed interest agreements, thereby minimizing the exposure of lenders to interest rate fluctuations.

12.2.7	LTV-Ratio

Generally, the LTV-ratio describes the ratio of net debt to the fair value of investment properties and inventories. LTV-ratios in Germany have consistently stayed above 70%, even after the financial crisis in the years of 2007 and 2008. Currently, the typical LTV-ratio is around 78% (source: EMF Hypostat 2019).

12.2.8	Overview of Residential Real Estate – Top 9 Cities

12.2.8.1	Population

As of December 31, 2018, four of the Top 9 Cities report populations over 1 million. Germany’s largest city is Berlin, with a population of 3.6 million and therefore is almost twice as large as Hamburg, Germany’ second largest city, with a population of 1.8 million. The smallest of the Top 9 Cities are Dresden, Leipzig, Düsseldorf and Stuttgart, with populations ranging between 555,000 and 635,000 (source: Federal Statistical Office – Bevölkerung Kreise).

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Expected population growth from 2012 until 2030 across all Top 9 Cities

(source: HWWI/Berenberg – 30 größten Städte Deutschlands)

The expected population growth rate of a city can be used as an indicator of a city’s attractiveness and readiness for the future. Regarding the Top 9 Cities, Munich is expected to grow the most in the period between 2012 and 2030, with an expected growth rate of 17%, whereas Berlin is expected to grow at 8%, Düsseldorf at 4% and Cologne at 5%.

12.2.8.2	Building Permits and Supply & Demand

The overall shortage of apartments will continue to increase over the next years. In the Top 9 Cities, a total shortage of 1,100,000 apartments is expected until 2030. Berlin is expected to face the greatest supply shortage of 400,010 apartments, while Munich is expected to exhibit a shortage of 196,860 apartments and Hamburg a shortage of 158,100. Dresden will exhibit a shortage of 52,000 and Düsseldorf a shortage of 44,370 apartments.

Total shortage of apartments in the Top 9 Cities until 2030

(source: IW Köln – Wohnungsmangel, Leipziger Volkszeitung, Planet Home 2016, Aengevelt – Press Release, Statistic Authority Dresden – Bauen und Wohnen 2016)

Demand for apartments up to 2020 in Germany’s Top 9 Cities is outstripping supply by far. Especially in cities such as Berlin (75.3%), Stuttgart (72.9%) or Munich (67.4%) undersupply is distinct.

Supply and demand of apartments across Germany’s Top 9 Cities p.a. up to 2020

(source: IW Köln – Zuwanderung und Wohnungsnachfrage)

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12.2.8.3	Rental Price Development

Rental price growth is highest in Munich, where rents are expected to increase from €18.5 per square meter in 2017 to €20.0 per square meter in 2019, closely followed by Stuttgart, where a CAGR of 5.0% is expected over the two years from 2016 to 2018, reaching €16 per square meter in 2019. In absolute terms, rents in Munich are expected to be the highest (€20.0 per square meter), followed by €16.0 per square meter in Frankfurt and Stuttgart. Lowest rents per square meter in 2019 are paid in Berlin and Cologne (both €12.5 per square meter). The increase in rental prices is in line with the expected population growth, led by Munich and followed by Frankfurt and Berlin, and is again an indicator and a result of a city’s popularity and attractiveness.

Increase of first occupancy average rents in € per square meter from 2016 to 2018

(First occupancy average rents € per square meter)

(source: DZ HYP – Real Estate Market Germany 2018/2019)

12.2.8.4	Impact of Legislative or Regulatory Measures

The real estate market has ever since been subject to regulatory or legislative changes. On June 1, 2015, the rent control of new leases (Mietpreisbremse) was enacted, which enables the federal states to establish individual decrees. The new law limiting rent increases (MietNovG) upon re-letting of existing residential units in regions with low supply only allows an increase of rent up to local rental table level plus 10%.

Furthermore, the provisions of landlord-tenant law are especially relevant to the Company. German residential landlord-tenant law (Wohnraummietrecht) is considered to be tenant friendly in many respects, restricting the ability to increase rents. If the parties to a tenancy agreement have not agreed on a stepped rent or an indexation – both unusual in the German residential market – a rent increase is feasible only within certain limits and taking into account statutory limits, for example, as a result of the so-called rent control (so-called “Mietpreisbremse”) which was enacted in 2015 and has been implemented by various German federal states. Further obligations for landlords are stipulated in the Tenancy Law Adjustment Act (Mietrechtsanpassungsgesetz) which is in effect since January 1, 2019 and pursuant to which allocation of modernization costs shall be reduced from 11% to 8% of the investment amount (applicable to all housing markets) with absolute caps of rent growth following a modernization.

In addition, in light of the housing shortages in certain German cities and regions, where the free market results in high and unaffordable rents, not only for low income but also for middle income households, recent discussions at the state level, in particular in Berlin, have advocated for a freeze of rent levels (so-called “Mietpreisdeckel”) and the implementation of administrative approvals for rent increases permitted following modernization measures which significantly affect a landlord’s ability to increase rents.

Moreover, on September 12, 2019, the state of Berlin introduced a motion in the German Federal Council (Bundesrat) to abolish the possibility of allocating property tax from landlords to tenants (Miete-Grundsteuer-Entlastungsgesetz). It is currently unclear whether the motion will be accepted and which federal states will join Berlin’s initiative in the Federal Council (Bundesrat). Despite a transitional period which shall apply to tenancies which arose before this Act came into effect, a disallocation of property tax would likely have – at least – a short-term impact on the Company’s performance as such costs would

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need to be borne by the Company unless such costs could be compensated by higher tenant rates which may be difficult to realize.

12.3	Berlin Macroeconomic Situation, Demographic Drivers and Residential Real Estate Market

Berlin remains a key market for the Combined Group with approximately 50% of gross asset value attributable to the city. As of September 30, 2019, the Company held a portfolio of 22,157 residential units in Berlin while ADLER Real Estate held 1,699 residential units in Berlin at the same time.

12.3.1	Berlin Macroeconomic Situation and Demographic Drivers

With a population of approximately 3.6 million as of 2018 (source: Federal Statistical Office – Bevölkerung Berlin), Berlin is the most populous city in Germany. For many years, the city’s number of inhabitants has continued to grow, driven by a steady positive net migration. Net migration to Berlin in 2018 amounted to 29,435 (source: Amt für Statistik Berlin-Brandenburg – Wanderungen). The continued natural population growth through a higher number of births than deaths, which in 2018 amounted to 4,303 (source: Amt für Statistik Berlin-Brandenburg – Natürliche Bevölkerungsbewegungen), has further reinforced this trend. In 2018, Berlin’s overall population growth amounted to 0.9% or an absolute increase of approximately 31,000. Berlin’s population is expected to reach 3.8 million inhabitants in 2025 (source: Federal Statistical Office – Vorausberechnete Bevölkerung Berlin).

The unemployment rate in Berlin was 6.1% in 2018 which represents a decrease of 0.9 percentage points compared to 2017. The unemployment rate has considerably decreased over recent years. In 2014, the city recorded an unemployment rate of 9.8%. Still, Berlin’s unemployment rate remains above the German average which stood at 3.4% in 2018 (source: Eurostat – Unemployment).

Berlin’s real GDP grew by 3.1% in 2018 which is higher than any other German federal state. Per capita GDP in Berlin stood at €40,568 in 2018 compared to €38,864 in 2017, a nominal increase of 4.4% and a price-adjusted increase of 2.3% (source: Volkswirtschaftliche Gesamtrechnung der Länder). This is slightly lower than the average German per capita GDP of €40,851 as of 2018.

Disposable per capita income increased by 4.1% from an average of €19,538 in 2016 to €20,330 in 2017 (latest available, source: Volkswirtschaftliche Gesamtrechnung der Länder). The estimated per capita purchasing power in Berlin for 2019 is €21,689 which is lower than the German average of €23,779 but an increase of 3.1% compared to 2018 (source: GfK – Purchasing Power Germany). Since 2015, the average gross wages and salaries in Berlin are above the German average. In 2018, they amounted to €36,146, an increase by 4.2% versus 2017.

The number of households in Berlin stood at 2.028 million in 2018 compared to 2.003 million in 2017, an increase of 1.2% which is higher than the population growth in the same year (source: Federal Statistical Office – Privathaushalte Bundesländer). Based on this, Berlin represents the largest residential rental market in Germany. The average number of persons per household amounted to 1.8. Of the private households in Berlin 53% were one person households compared to the German average of 42%.

12.3.2	Berlin Residential Real Estate Market

Construction of new residential units in Berlin has considerably increased in recent years. In 2018, 16,706 residential units were completed compared to 15,669 in 2017, an increase of 6.6%, and compared to 4,321 completed units in 2010.

The number of permits for newly build housing has increased as well. While the number of building permits for newly build apartments was 3,890 in 2010, this number increased to 21,029 in 2018. From 2017 to 2018, there was a decrease in permits by 2.5%.

Housing demand is expected to remain at a high level. The Berlin Senate Department for Urban Development and Housing estimated that close to 200,000 new apartments will be needed by 2030 (source: Berlin Senate Department for Urban Development and Housing – Press Release). The city of Berlin’s target for new residential units is 20,000 units per year until 2021 and 10,000 units per year thereafter (source: JLL – Berlin Residential Profile).

The residential vacancy rate has been steadily decreasing since 2003 from 5.1% to 0.8% end of year 2018 (source: CBRE/empirica – Leerstandsindex).

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Rent prices have increased significantly in Berlin over the last years. Rent ask prices in Berlin stood at €12.20 per square meter per month as of H1 2019 which was 4.7% up year over years (source: JLL – Berlin Residential Profile).

Prices for condominium apartments have continued to rise in Berlin reaching an average of €4,440 per square meter representing an increase of 5.7% year over year. The growth in purchase prices has therefore slowed down with an average 5-year price increase of 9.9% (source: JLL – Berlin Residential Profile).

The volume of real estate transactions in Berlin was €5,512 million in 2018, an increase of 14% compared to 2017 (for residential buildings and mixed use buildings, source: Engel & Völkers – Residential Investment).

12.3.3	Impact of Legislative and Regulatory Measures of the Berlin Senate

On June 18, 2019, Berlin’s municipal government (Berline Senate) announced its intention to freeze rents in Berlin for the next five years. On January 30, 2020, the Berlin parliament (Berliner Abgeordnetenhaus) passed the Law on Rent Limitation in Housing in Berlin (Gesetz zur Mietenbegrenzung im Wohnungswesen in Berlin – MietenWoG Bln). The law will presumably enter into force in the first quarter 2020. The rent freeze will have retroactive effect as from June 18, 2019. The rent ceilings in Berlin permitted by law are between €6.45 and €9.80 per sqm, depending on the date of the first occupancy as well as the furnishing of the apartment. The location of the building is taken into account when determining the upper limit in the form of a surcharge or discount. The law also provides that the costs for modernization measures may be apportioned up to a maximum of EUR 1.00 per sqm. There are political discussions ongoing around the legitimacy of such a rent freeze, i.e. whether Berlin’s government has the right to issue such a law or if it is even constitutional. The extent to which the increasing regulation of the German housing market and the foreseeable stagnation in construction completions will lead is the subject of a contradictory debate. Nonetheless, a reduction in rental cash flow due to the tightening of the rent control of new leases and the discussion in Berlin regarding the capping of rents as well as uncertainty among investors regarding the reliability and predictability of political decisions could negatively affect the overall value of the leased properties.

12.4	The German Homebuilding Market

The Company believes that stable and solid growth, high employment, low inflation, a growing population and the continuing trend to single households are positive indicators for further growth in demand for residential space.

In 2016, when building permits had reached a peak, a total of 375,589 permits to build apartments were issued. With this number, estimated demand for new residential units per year is just met. In the previous years, the number of building permits was lower at 313,296 in 2015 and 285,079 in 2014. This sharp rise of over 30% over the last two years indicates a strong reaction to the increasing demand for housing. In 2017 and 2018, however, this growth was not maintained (source: Federal Statistical Office – Building Permits).

There were approximately 346,800 building permits awarded (residential and non-residential buildings) in Germany during 2018 (source: Federal Statistical Office – Building Permits) which represents a 0.3% decrease when compared to 2017.

12.4.1	Building Permits

(source: Federal Statistical Office – Building Permits)

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The actual demand for building permits is estimated to be approximately 300,000 to 400,000 units per annum (source: empirica – Wohnungsbauprognose). However, only around 285,000 units were built in 2018. Adding this gap to the gaps of the past years, the result is a number of around 1,000,000 units missing (source: empirica – Wohnungsbauprognose). This gap becomes even higher when affordable or social housing is taken into focus. Here, only approximately 18% of the annual demand of 80,000 apartments are met (source: Prognos – Wohnraumbedarf).

For this reason, the Company believes that the level of building activity is too low to satisfy the demand for housing, in particular as building activities, due to increasing construction costs, are predominantly aimed at superior quality housing, not at the segment of affordable housing.

12.4.2	Residential Real Estate Stock

There were roughly 42.0 million residential units (residential and non-residential buildings) in Germany at the end of 2017 (source: Federal Statistical Office – Press Release 275) of which 51.4% were owned by the people living in them.

(source: Eurostat – Distribution of Population by Tenure Status)

The home ownership ratio in Germany is substantially lower than average in Europe. According to the Company, this can largely be attributed to historical causes. In post-war Germany, citizens often did not have the means to purchase real estate or to construct their own homes. To resolve the housing shortage, cities and municipalities became active in the construction and letting of social housing. As rents were also subsidized for decades, private ownership in home ownership was discouraged.

12.4.3	Transaction Volumes on the Real Estate Market in Germany

The German residential sector was amongst the most popular investment sectors in Germany in 2018. During 2018, significantly higher transaction volumes of €15.1 billion (modest decrease of 3% in investment volume compared with the previous year) were recorded. A positive outlook on the sector for 2019 is also expected in line with inflows of capital from foreign investors in search of steady cash flows (source: CBRE – Real Estate Outlook).

The Company is of the opinion that the acquisition prices of residential property are likely to increase further as they do not only reflect current rental income, but also expected rental price increases in the next few years.

12.4.4	Development of Rental Expenses

Rental expenses have increased continuously, but modestly for many years now. In its publications of the consumer price index developments, the Federal Statistical Office recorded an overall increase in the average net rental expense of 1.3% in 2015, 1.1% in 2016, 1.4% in 2017 and 1.5% in 2018 (source:

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Federal Statistical Office). In November 2019, the increase of net rental expenses is forecasted to be slightly lower at 1.4% (source: Federal Statistical Office – Press Release 454). However, this average is dominated by existing rental contracts and does not indicate the differential between existing and new rental contracts. It also does not reflect the highly varied developments in conurbations and in rural or economically weaker regions in Germany.

Rents for newly-built residential properties increased by 5.8% in 2018 in “D-cities” according to the property index of the analysis institute bulwiengesa (source: Bulwiengesa). In conurbations in Germany, demand for residential property is still larger than the supply. Regional differences in demand/supply relations were also reflected in vacancy rates for residential properties which in 2018 were at 2.8% (source: CBRE/empirica – Leerstandsindex).

12.4.5	German Property Prices in Relation to Other Major Western European Markets

The Company believes that Germany is one of the most attractive European markets for new residential real estate development. Its structural and legislative environment has a positive impact on the economic development and stability. In addition to the development of real house prices, the German real estate market was considerably less impacted by the financial crisis in 2007 and 2008 than other European countries (source: OECD – House Prices Indicators).

There are signs of a dynamic uptrend in rents and purchase prices in Germany, especially in the high-influx cities, including Berlin, Cologne, Düsseldorf, Frankfurt, Hamburg, Munich and Stuttgart (together, the “Top 7 Cities”), which have experienced a strong population growth and increasing land prices. Annual rental growth has increased by up to 5.5% in the Top 7 Cities from 2012 until 2017, compared to an average of 2.0% in Germany. Condominium purchase prices in the Top 7 Cities also rose at a faster pace than in the rest of Germany over the same time frame, with Stuttgart (11.5%) and Berlin (9.9%) exhibiting the largest price increases (source: CBRE – Outlook 2018). Also, the average price per square meter increased by 15% year-on-year (source: CBRE – Outlook 2019). Standard indicators used to evaluate residential property prices in Germany, such as price-to-income and price-to-rent ratios also show that German housing prices are steadily increasing in proportion to affordability indicators.

Standard indicators to evaluate residential property prices in Germany (1)

(source: Deutsche Bundesbank – Indicators for German Residential Property Markets)

(1)	Bundesbank calculations based on data provided by the Association of German Pfandbrief Banks (vdp).
(2)	Annuity of mortgage loan with fixed interest rate (between 5 and 10 years) and hypothetical term of 30 years in relation to household income.
(3)	Disposable income per household in Germany, nominal.
(4)	Prices and rents of apartments. Deutsche Bundesbank.

12.4.6	Overall Supply Constraints

The German real estate market is less cyclical than markets in other European countries. This is mainly due to its conservative financing practice which makes it fundamentally less susceptible to property bubbles (source: Helaba Research – Focus on German Housing Market).

Shortages in the housing market in numerous German cities caused a mega trend of fast rising rents and property prices from an initially low base. The period from 2009 until 2019 exhibited rising house prices

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by approximately 95% in A-cities and by approximately 70% in B-cities and C-cities. This trend is underpinned by a historically low vacancy rate of 2.8% (sources: Deutsche Bank – Germany Property and Metropolis Market Outlook 2019, CBRE/empirica – Leerstandsindex).

12.4.7	Total Home Sales in Country Over Time

The number of residential transactions has remained relatively stable for several years. While the considerable annual increase in supply of newly constructed apartments could point towards a significant reduction of demand, the imbalance has not yet been solved, and demand is expected to remain significantly above supply in the coming years with a gradual reduction in vacancy rate occurring in parallel. Despite increasing construction activities, the vacancy rate of 4.1% recorded in 2006 is significantly higher than the vacancy rate of 2.8% recorded in 2018 (source: CBRE/empirica – Leerstandsindex). In 2018, rents for newly constructed apartments increased by 2.9% while overall rents including existing houses increased by 3.2% (source: empirica – Preisdatenbank).

12.4.8	Access to Funding for Construction of Real Estate Properties

The growth of construction and transaction activities combined with rising prices for residential properties has been accompanied by increasing residential lending for several years. In 2018, gross residential loans remained at a high level and amounted to €227.8 billion. The volume of residential loans outstanding totaled €1,446 billion, which corresponded to an increase of 4.9% on 2017 (source: EMF Hypostat 2019).

In 2018, mortgage interest rates in Germany were higher than in the previous year. The average mortgage rate went up to 1.87% from 1.83% in 2017 (source: EMF Hypostat 2019).

In Germany, the main funding instruments for housing loans are savings, deposits and mortgage bonds. Germany has one of the largest covered bond markets in Europe representing a significant share of the total market (source: EMF Hypostat 2019).

12.4.9	Stock of New Homes

The upward trend in residential construction has intensified continuously too since 2010. In 2018, 286,000 residential units were built: the highest result since 2002. This growth was accompanied by structural shifts between single- and two-family houses and multi-family houses (source: EMF Hypostat 2019).

According to studies conducted by the Cologne Institute for Economic Research, an average of 385,000 homes needs to be built every year through to 2020 in order to meet the demand for new buildings. Building activity in the top locations significantly falls short of the target by around 88,000 homes per year, and there is currently no easing of this trend in sight (source: CBRE – Outlook 2018).

Regarding the type of apartment stock available, apartments with three to five rooms represent approximately 64% of the total amount.

12.4.10	Building Permits and Completed Housing Units in Germany

Information by the German Federal Statistical Office shows that, on the basis of a year-to-year comparison, nationwide the number of building permits decreased by 0.2% in 2018 as compared to 2017. Building permits for newly built multistory residential buildings increased by 0.7%, while permits for one-and two-family homes decrease by 1.0% and 6.5%, respectively (source: Federal Statistical Office – Building Permits).

The following chart shows the housing development intensity within the EU. With 3.6 completed apartments per 1,000 citizens, the German housing intensity is above that of the UK and Spain.

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Housing development intensity

(Index of the number of completed dwellings per 1,000 citizens, as of 2018)

(source: Deloitte – Property Index)

12.5	Competition

Based on the size and diversity of the German housing market, the Company competes with numerous competitors. Only 2.7 million units, equaling approximately 10% of the total housing stock units, are owned by private housing companies. The rest is owned by private landlords, cooperatives, public housing associations, municipalities or other public real estate companies of the public sector.

According to Savills, at the end of the third quarter of 2018, 25 owners in Germany own more than 1.9 million rental apartments, or around 8% to 9% of the current rental apartment stock including ADLER Real Estate (source: Savills-Ownership in the Residential Market). The 25 largest owners include nine private companies which demonstrates the fragmented and regionally diverse ownership structure of the rental apartment market in Germany. However, seven of these private companies are among the ten largest apartment owners. The two largest apartment owners by far in Germany are Vonovia SE, with around 395,500 apartments (source: Vonovia), and Deutsche Wohnen SE, which owns around 166,700 apartments (source: Deutsche Wohnen). Both are listed companies and operate throughout Germany. The regional focus of the Vonovia SE portfolio, which covers around 649 towns and cities, is on Berlin, Dresden and North Rhine-Westphalia. In the case of Deutsche Wohnen SE, around 69% of apartments owned are in Berlin. Based upon the census data, Vonovia SE and Deutsche Wohnen SE own approximately 10% of all rental apartments in Berlin combined (source: Savills-Ownership in the Residential Market). As such, competition is highly fragmented and varies from location to location.

The Company believes that there are no market-dominating competitors in asset management. As a consequence, the Combined Group faces various partly small-scale private and partly mid-sized municipal competitors in every location where it is present. The Company also believes that there is negligible brand awareness among potential tenants who tend to look for affordable yet well maintained accommodation in certain locations and not strictly for apartments owned by a particular company. Naturally, competition is fiercer in locations that suffer from negative immigration balances as potential tenants have options to choose from and suppliers of residential units exert additional efforts to maintain the marketability of their apartments. The opposite is true in locations with increasing population numbers.

There is also competition with respect to the acquisition of suitable portfolios. As in the residential market, competition among potential bidders varies profoundly in regard to the portfolio size, the quality of the real estate offered or the regional diversification of the portfolio.

The Company believes that in respect of potential portfolio acquisitions its competitors are primarily other medium and large real estate companies and institutional investors, such as insurance companies as well as investment funds investing in real estate. Other important competitors in the residential property portfolios market are local authorities selling or buying back housing stock, as well as so-called “property splitters” who buy residential housing stock for the purpose of its development, segmentation and sale or privatization.

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13.        BUSINESS

13.1	Overview

We believe that we are the only company listed on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) that is focused on residential real estate, all of which is currently located in Berlin, Germany. We specialize in and focus on the purchase and the management of income producing multi-family residential buildings. Our investment and trading portfolio value as of September 30, 2019 was approximately €4.5 billion (including assets of disposal groups classified as held for sale in the amount of €929 million). As of September 30, 2019, our property portfolio consisted of 22,157 residential units with a total residential lettable area of 1,463,385 sqm, 1,458 commercial units (retail, office and other commercial) with a total commercial lettable area of 171,821 sqm, 6,848 parking spaces and spaces for storage, antennas, etc. As of December 31, 2018, our real estate portfolio consisted of 22,202 residential units with a total residential lettable area of 1,454,255 sqm, 1,456 commercial units (retail, office and other commercial) with a total commercial lettable area of 171,199 sqm, 5,401 parking spaces and spaces for storage, antennas, etc.

Most of our residential units contain one or two rooms and have an average size of approximately 66 sqm, which means that we are well positioned to benefit from the growth of one- and two-person households in Germany, which is expected to be particularly strong in Germany’s metropolitan areas (source: Federal Statistical Office – Press Release 272). As of September 30, 2019, our vacancy rate was 2.5% and 4.6% for our residential units and commercial units, respectively. The average monthly net rent per sqm was €6.89 and €9.65 for our residential units and commercial units, respectively.

Our business activities are influenced by numerous demographic, economic and political factors. Given our involvement in the real estate sector, we are affected by developments affecting and related to the residential property market in Germany, in particular macro-economic indicators such as population growth, economic growth, employment, purchasing power and the consumer price index. Furthermore, we are significantly affected by trends in micro-economic indicators, such as the future development of housing prices, rent levels, vacancy rates and home ownership rates. As a result, we compete with a number of privately and communally owned residential real estate companies.

We believe that the residential real estate market in Berlin benefits notably from positive demographic trends. Berlin is the most populous city in Germany and had 3.64 million inhabitants in December 2018. It is expected that the number of inhabitants in Berlin will increase to 3.83 million by 2030 (source: Federal Statistical Office – Projected Population Figures). We also believe that we will continue to benefit from Berlin’s status as the capital and largest city of Germany, which has one of Europe’s strongest economies and is an important center for economy, politics and culture in continental Europe. In addition to a growing number of governmental employees in the city, Berlin is a particularly dynamic economic center for, among others, the services, pharmaceuticals, media, creative and technology sectors.

In order to keep up with the fast demographic growth, on the one hand, and to ease the strained situation on the housing market, on the other hand, a total of 194,000 new residential units would have to be built between now and the year 2030 according to the Berlin senate department for urban development and housing (source: Berlin Senate Department for Urban Development and Housing – Press Release).

Our business model currently focuses on asset and property management, portfolio and facility management and identifying residential properties in Berlin that present opportunities for us to create value by increasing rents, decreasing vacancy and privatizing condominiums. Market rents as well as the official rent table (“Mietspiegel”) have been constantly increasing in Germany over the recent years. The average growth per annum in market rents has been higher in Berlin than for other major German cities (source: JLL – Housing Market Report Germany). Despite the recent increases in rent levels, rents in Berlin are still relatively low compared to the other big cities in Germany (source: JLL – Housing Market Report Germany), thereby presenting opportunities for our business and future growth. Our residential units face strong demand from broad segments of the population: from the growing youth population to individuals with low and medium household income, some of which are being supported by social benefits and transfer payments from public authorities. We believe that our residential units provide tenants with an attractive value proposition and are suitable to market demand, which is further enhanced by our active approach to capital expenditure for refurbishment.

In addition, we seek to add value generation through the use of our efficient, fully integrated in-house management and tenant service platform to manage our portfolios. We believe that due to our history and particularly through our operational efforts since our establishment in 2006, we have achieved significant recognition in the market and as evidenced by our long-standing track record in achieving strong rental growth (see “13.2 Competitive Strengths”).

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During the 9M 2019, the ADO Properties Group generated income from rental activities of €107,494 thousand (9M 2018: €99,584 thousand; Fiscal Year 2018: €134,588 thousand; Fiscal Year 2017: €109,181 thousand) and EBITDA from rental activities of €72,433 thousand (9M 2018: €70,674 thousand; Fiscal Year 2018: €93,777 thousand; Fiscal Year 2017: €77,090 thousand). EBITDA total for the 9M 2019 was €74,182 thousand (9M 2018: €72,797 thousand; Fiscal Year 2018: €96,255 thousand; Fiscal Year 2017: €80,018 thousand). During the 9M 2019, the ADO Properties Group generated FFO 1 (from rental activities) of €50,419 thousand (9M 2018: €50,890 thousand; Fiscal Year 2018: €66,777 thousand; Fiscal Year 2017: €54,345 thousand), FFO 2 (including disposal results) of €52,168 thousand (9M 2018: €53,013 thousand; Fiscal Year 2018: €69,255 thousand; Fiscal Year 2017: €57,272 thousand) and AFFO (from rental activities) of €39,982 thousand (9M 2018: €41,379 thousand; Fiscal Year 2018: €53,739 thousand; Fiscal Year 2017: €45,857 thousand). As of September 30, 2019, the ADO Properties Group’s EPRA NAV amounted to €2,760,725 thousand (9M 2018: €2,201,480 thousand; Fiscal Year 2018: €2,429,544 thousand; Fiscal Year 2017: €1,988,757 thousand). As of September 30, 2019, the ADO Properties Group’s LTV-Ratio was 21.0% (taking into account the Gewobag Sale) and no adjustment was necessary.

For a reconciliation of EBITDA from rental activities, EBITDA total, EBITDA total margin, FFO 1 (from rental activities), FFO 2 (including disposal results), AFFO (from rental activities), LTV-Ratio and EPRA NAV to the most nearly comparable IFRS figures, see “8.2 Additional Non-IFRS Performance Measures”.

On September 26, 2019, the Company announced the sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units (the “Gewobag Sale”). The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale closed on November 29, 2019.

On December 15, 2019, the Company and ADLER Real Estate Aktiengesellschaft (“ADLER Real Estate”) entered into a business combination agreement (the “BCA”) to combine the business of ADLER Real Estate and its subsidiaries (together, the “ADLER Group”) with the business of the ADO Properties Group (together with the ADLER Group, the “Combined Group”) (the “Business Combination”). Following the closing of the Business Combination, we will focus on becoming a leading integrated residential property group that is active throughout Germany. We will continue to create value by active portfolio and property management and opportunistic growth through strategic acquisitions, for which we broaden our scope from Berlin-only to Germany-wide.

In addition, on December 15, 2019, the Company acquired a stake of approximately 22% in and entered into a Strategic Cooperation Agreement (the “SCA”) with Consus Real Estate AG (“Consus Real Estate”) to engage in a strategic partnership and, to the extent legally permissible, work together to fully investigate and potentially undertake mutually beneficial property developments, including the acquisitions of land plots for new-builds (the “Strategic Cooperation”). Through the Strategic Cooperation, the Company receives access to an experienced development platform focused on Berlin, Cologne, Düsseldorf, Dresden, Frankfurt am Main, Hamburg, Leipzig, Munich and Stuttgart (together, the “Top 9 Cities”) in Germany, thereby securing a value-creating growth path for the future. In addition, we have acquired the option to purchase another 51% in Consus by June 2021. . See “11. Description of the Transactions.”

13.2	Competitive Strengths

We believe that our business is characterized by the following competitive strengths, which have been a primary driver of our success in the past and will continue to be a source for our future business development:

13.2.1	We currently benefit from an efficient, fully integrated, scalable in-house real estate portfolio management platform, led by an experienced management team and focused on growth and value creation.

We benefit from an efficient, fully integrated, scalable real estate portfolio management platform, led by an experienced management team and focused on growth and value creation. This platform enables us to create value across the entire spectrum of real estate portfolio management, including the identification of suitable real estate or real estate portfolios as well as their acquisition and administration. Our platform,

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combined with our in-depth knowledge of the real estate market and more than a decade of local presence in Berlin, makes us well suited to identify portfolio assets that can be improved through targeted capital expenditures. Our management team is experienced in in-house asset management, property and facility management and construction management. Furthermore, we have qualified teams of real estate professionals in all areas of our business operations that have been built without legacy constraints, which allow us to be flexible in adapting to market conditions to sustain further portfolio growth. Our approach has led to a competitive EBITDA from rental activities margin of 71.2% for the nine-month period ended September 30, 2019 (73.3% for the Fiscal Year 2018) and a track record of decreasing vacancy in our portfolio.

13.2.2	We are committed to tenant satisfaction through our business approach.

We strive for high tenant satisfaction and place our tenants at the center of our operations. We demonstrate high responsiveness to our tenants’ needs and actively manage communications with our tenants through in-house and external call lines. Furthermore, we maintain our properties at the market standard suitable for the current demand through ongoing investments. Our business approach leads to better tenant satisfaction as shown by our sustainable high rent collection rate and decreasing vacancy in our properties.

13.2.3	Our approximately €3.6 billion investment and trading portfolio is currently located in Berlin and predominantly in the districts of Berlin with attractive growth perspectives.

Our real estate portfolio comprised of 22,157 residential units and 1,458 commercial units as of September 30, 2019, is located in Berlin and in our view covers predominantly districts of Berlin with attractive growth perspectives. The Berlin residential market continuously benefits from a combination of positive net migration, increase of qualified workers, decreasing average household size and limited supply of new residential unit, resulting in continued rental growth, which we expect to positively impact our business. Furthermore, we benefit from our in-depth knowledge of the Berlin market, especially of the Berlin micro-locations, from a decade of local presence. We have a local network with good access to information where we have developed a reputation as a reliable business partner and asset manager in Berlin. Our extensive market insights also allow us to identify privatization opportunities.

13.2.4

We have entered into an SCA with Consus, a leading residential real estate developer, and we have also acquired a strategic shareholding in Consus along with the option to acquire control in the near to mid-term.

As part of the Strategic Cooperation, we have begun cooperating with Consus Real Estate, Germany’s leading pure-play developer of real estate properties in the Top 9 Cities in terms of square meters (source: Bulwiengesa – Consus Nr. 1). Under the SCA and within the scope of our cooperation with Consus, we are entitled to match any third-party offer for a residential development project. Through the 22.18% strategic minority shareholding in Consus, which we acquired on December 18, 2019, we have gained additional access to, what is in our view, Consus’ market leading development platform and high-quality development assets. Furthermore, Aggregate Holdings S.A. (“Aggregate”), Consus’ majority shareholder, has granted us a call option, which we may exercise until June 15, 2021, to acquire further 51% of the shares in Consus. If we decide to exercise this option, we intend to make a voluntary offer directed at minority shareholders at essentially the same terms as the call option, being a price of 0.239 new shares in the Company for every one (1) share in Consus. The SCA, the minority stake acquisition and the call option give us access to an experienced development platform securing the value-creating growth path for future NAV accretion through new assets in the most attractive German real estate markets.

13.2.5	We have a solid balance sheet structure with a conservative target LTV-Ratio and long-term maturity profile at low funding costs.

Throughout our history, we have based our conservative financing strategy on the financing of assets through mortgages (Hypothek) and have built strong relationships with a range of key lenders in Germany. We have a conservative balance sheet with, as of September 30, 2019, an LTV-Ratio of 21.0% (taking into account the Gewobag Sale), approximately 1.6% cost of debt, an interest coverage ratio of 3.4 to 1.0, long-term financing with no major maturities before 2021 and a weighted average maturity of approximately 4.1 years (taking into account the Gewobag Sale, 4.5 years). We target a conservative LTV-Ratio of less than 50% and aim to maintain our investment grade rating.

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13.3	Strategy

13.3.1

Our strategy is focused on creating a top-tier, fully-integrated residential real estate platform with a high quality portfolio, diversifying into core locations across Germany and implementing accretive growth.

Our strategy is focused on creating a top-tier, fully-integrated residential real estate company with a high-quality portfolio, diversifying into strong locations across Germany. Having entered into a BCA with ADLER Real Estate on December 15, 2019, we intend to create one of the largest listed residential real estate companies in Europe, characterized by diversification and synergetic growth. The Company and ADLER Real Estate will consolidate approximately €8.5 billion in combined real estate assets. Our high quality Berlin portfolio will be complemented by the ADLER Group’s Germany-wide portfolio, focused on German cities with attractive yield potential. Moreover, the Company will benefit from enhanced liquidity in its shares, with a free float market capitalization of approximately €1.8 billion, and may fulfill the requirements of inclusion in the MDAX index in the near-term. In addition, through the business combination, we expect between €25 million and €39 million of total operational and financing run-rate synergies per annum, the majority of which are expected to realize until 24 months following the closing of the business combination.

Furthermore, we are committed to easing the pressure on the housing market through accelerating the construction of new housing stock suitable for rent. Through our strategic partnership with and our stake in Consus Real Estate, we have access to a market-leading development platform with a high quality pipeline of over 15,000 residential rental units and thus create the needed new housing opportunities in the Top 9 Cities. By June 15, 2021, we intend to acquire a controlling stake in Consus Real Estate. Following such control, we expect an additional €155 million to €171 million of operational and financing run-rate synergies within 24 months.

With the acquisition of ADLER Real Estate and the strategic partnership with Consus Real Estate, we aim to grow and diversify our business throughout Germany by securing a clear and profitable growth path. ADLER Real Estate enables us to increase economics of scale, diversify our portfolio outside of Berlin and benefit from management synergies and knowledge transfer. Consus Real Estate, on the other hand, enables us to secure a growth path in the Top 9 Cities with high-quality projects. The rebalancing of the portfolio towards the Top 9 Cities and to newly-built residential real estate improves the quality of the portfolio of the Combined Group and de-risks the portfolio from an operational and regulatory perspective. This enables us to achieve critical scale across the Top 9 Cities and to establish a real estate portfolio that is accretive to the portfolio yield, resulting in greater cash flow generation and further upside potential.

Our scalable platform is capable of implementing accretive growth through further acquisitions based on significant sourcing capabilities, our cooperation with Consus Real Estate and our existing management operations. Our current platform allows us to add additional units at marginal incremental costs, thereby improving our EBITDA from rental activities margin. Before purchasing assets, we measure any potential acquisition for short-to medium-term accretion potential, potential for increasing rents as well as potential for condominium conversion or privatization.

13.3.2	We continue to focus on increasing rents through active asset management and targeted investments to modernize, refurbish and re-position our properties.

We continue to focus on increasing rents through active asset management and targeted investments to modernize, refurbish and re-position our properties, while constantly screening and anticipating developments in different sub-markets. Our strategy to realize upside potential includes the following approaches. We pursue regular rent increases up to the market levels (i) within the regulatory and legal limits as well as (ii) through tenant fluctuation without capex investment. In addition, we continuously review rent potentials and pursue growth beyond the rent table through targeted capex investments to modernize, refurbish and/or re-position (by improving the prior asset management) our properties allowing for higher rent levels. Lastly, we reduce portfolio vacancy by active marketing with an approach tailored to the respective micro-location. Our strategy allows and also leads us to choose high quality tenants which continuously improves our tenant structure by maintaining our portfolio assets in the market standard suitable for the current demand.

13.3.3	We plan to continue to realize value by converting properties into condominiums and selling them at prices exceeding the current fair value of the properties.

We plan to continue to realize value by converting properties into condominiums and selling them at prices exceeding the current fair value of the properties. As of September 30, 2019, we have 141 units

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that have been converted or are in the process of being converted into condominiums. We have identified 3,771 additional units in our properties which can be converted into condominiums over the medium term and another 2,170 units which can be converted long term. We expect to sell converted properties at a rate of approximately 100 units per year on a continuous basis, thereby contributing cash flows to our overall business. We will also continue to assess the potential for condominium conversion or sales of existing condominiums in acquired portfolios.

13.3.4	We target continuous dividends with a payout ratio of up to 50% of our yearly FFO 1 (from rental activities).

Our portfolio and operational excellence combined with our sustainable financing strategy allows us to target conservative dividends with a payout ratio of up to 50% of our yearly FFO 1 (from rental activities). We intend to maintain this policy following the Transactions.

13.4	Our Portfolio

13.4.1	Overview

As of September 30, 2019, we held a real estate portfolio comprised of 22,157 residential units, 1,458 commercial units, 6,112 parking spaces and 736 spaces for storage, antennas, etc. All of our portfolio is located in Berlin and consists of multi-family properties.

As of September 30, 2019, the aggregate residential area of our portfolio amounted to 1,463,385 sqm, with an average residential unit size of approximately 66 sqm. An average unit consists of one or two rooms. The ADO Properties Group had leased 97.5% of our residential units and 95.4% of our commercial units and generated an average monthly net rent of €6.89 per sqm for our residential units and €9.65 per sqm for our commercial units. As of September 30, 2019, vacancy rates for our residential units and commercial units were 2.5% and 4.6%, respectively.

13.4.2	Portfolio Overview

The following table sets forth key data relating to our portfolio:

	As of and for the nine-month period ended September 30,		As of and for the year ended December 31,
	2019	2018	2018	2017	2016
Key performance measures	(unaudited) (in € thousand, unless otherwise specified)
In-place rent (end of period, annualized)	138,843	133,469	135,877	110,782	95,027
of which residential units	117,481	113,528	114,711	93,806	82,481
of which commercial units	18,652	17,292	18,509	14,808	10,783
of which other & parking units	2,710	2,649	2,657	2,168	1,763
In-place rent (per month in € per sqm) (1)	6.94	6.90	6.75	6.89	6.32
residential units	6.89	6.65	6.73	6.42	6.11
commercial units	9.65	9.14	9.42	8.94	8.60
Like-for-like rental growth (residential) (in %) (2)	4.4	5.5	5.6	4.8	6.0
Total portfolio value (3)	3,531,944	3,840,438	4,079,051	3,314,259	2,318,653
Portfolio measures
Number of units	23,615	23,667	23,694	21,970	18,700
residential	22,157	22,218	22,202	20,649	17,701
commercial	1,458	1,449	1,456	1,321	999
Vacancy rate at period end (in % of sqm) (4)	2.5	3.1	3.2	3.6	2.5
residential units (1,463,385 sqm)	2.5	3.1	3.2	3.6	2.5
commercial units (171,821 sqm)	4.6	5.2	4.6	4.9	3.2
Maintenance and capital expenditures (annualized) (€ per sqm)	41.8	36.7	39.2	29.1	28.1

(1)

In-place rent (per month in € per sqm) is defined as the current gross rental income per month for rented residential and commercial units as agreed in the corresponding rent agreements as of September 30, 2019 and 2018 and December 31, 2018, 2017 and 2016, respectively, before deducting non-recoverable operating costs, divided by the lettable area of rented units as of the same dates. Residential in-place rent is often also referred to as “net cold rent”.

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(2)

Like-for-like rental growth (residential) (in %) for the respective period is the growth in rental income on residential units owned at the end of the respective period compared to the rental income on the same units owned at the end of the corresponding period in the prior year.

(3)

Total portfolio value is the sum of investment properties and trading properties (and does not include assets of disposal groups classified as held for sale in the amount of €929,022 thousand in the 9M 2019).

(4)	Vacancy rate at period end (in % of sqm) is the sqm of vacant units as of the respective period end, divided by the total sqm of units owned on the respective period end date.

13.4.3	Portfolio by geographical distribution

The following table provides an overview of the geographical distribution of our total portfolio split by areas in Berlin in relation to our residential units as of September 30, 2019:

	Central (1)	S-Bahn Ring	S-Bahn Ring (1960-1990)	City Ring	City Ring (1960- 1990)	Total	Held for sale	Total
Fair value (€ million) (2)	1,631	524	721	333	337	3,546	920	4,466
Fair value of properties (€/m2)	3,256	2,866	2,582	2,680	2,272	2,870	2,258	2,718
Number of residential units	6,493	2,224	4,179	1,463	1,904	16,263	5,894	22,157
Avg. in-place rent in €/sqm/month	7.50	7.19	7.15	7.44	6.40	7.22	5.89	6.89
Avg. new letting rent in €/sqm (3)	13.26	11.31	10.21	9.37	8.79	11.01	7.22	10.45
Occupancy (physical) in %	97.8	95.9	97.5	96.0	98.7	97.4	97.8	97.5
Tenant turnover in % (4)	8.1	9.3	6.9	11.6	6.9	8.1	6.7	7.8

(1)	Comprises the districts Charlottenburg-Wilmersdorf, Friedrichshain, Kreuzberg, Mitte, Neukölln-Nord, Steglitz-Nord, Prenzlauer Berg, Reinickendorf-Süd und Schöneberg.
(2)	Fair value includes commercial portfolio. Other values are for residential portfolio only and are including the achieved rents for furnished apartments.
(3)	Based on nine-month period ended September 30, 2019.
(4)	Based on nine-month period ended September 30, 2019.

The following diagram shows the diversification of the ADO Properties Group’s buildings across construction eras, as split by property value as of September 30, 2019 (already reflecting the Gewobag Sale):

source: Company

13.4.4	Subsidies

As of September 30, 2019, 8.2% (by sqm) of the ADO Properties Group’s residential units are under rent restrictions due to subsidies.

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13.4.5	Continuously Strong Like-for-Like Rental Growth

The diagram below shows the ADO Properties Group’s like-for-like rental growth for the periods presented in this Prospectus:

source: Company

13.5	Business Operations

13.5.1	Overview

We consider Berlin residential real estate to be a decisively local business, which requires strong local market intelligence and an in-depth knowledge about our own assets and tenants in order to create value. Our fully integrated, in-house and scalable platform for active asset management and privatizations is led by an experienced management team. Therefore, we manage our operating business in a fashion that enables us to make targeted investments, accretive add-on acquisitions and condominium conversions and privatizations in the various micro-locations in Berlin.

The following chart depicts an overview of our operating model:

We have four business functions that are responsible for (i) asset and portfolio management, (ii) property and facility management, (iii) construction management, and (iv) acquisitions and financing. The teams within each business function collect and process district-specific knowledge related to the relevant task. The performance of each business function is reflected by the building performance that is monitored on the basis of key performance indicators set for each building.

Our business function responsible for asset and portfolio management and financing is conducted by ADO Properties GmbH. ADO Properties GmbH focuses mainly on the purchase and management of

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revenue producing real estate in Berlin. It is the coordination and financial arm of our business. Based on their knowledge of the different Berlin micro-markets and the condition of the specific apartments, and taking into account current vacancy rates and refurbishment and modernization requirements, our asset and portfolio management team periodically updates the target rent for new lettings.

Our business function responsible for property and facility management is comprised of ADO Immobilien Management GmbH (“ADO Immobilien”), formerly Central Asset Management GmbH, and Central Facility Management GmbH (“CFM”) that provide property management and services to tenants, respectively. ADO Immobilien specializes in value optimization through residential and commercial property management, providing services in property management, letting management, tenant bookkeeping, rent collection and controlling and reporting. CFM has been a distinct in-sourced team and brand since 2013 and provides an immediate response for all kinds of facility management, including cleaning and janitor services and gardening. The creation of our distinct facility management team has led to cost savings and increased tenant satisfaction because we exercise full control over these services.

Our business function responsible for product optimization through construction management is CCM City Construction Management GmbH (“CCM”). CCM offers complete and comprehensive construction management services including site survey and evaluation, coordination with local authorities, budget estimate and control, control and approval of supplier invoices, project scheduling, site management and documentation.

13.5.2	Asset and Portfolio Management

We take a comprehensive approach to asset management, which for us encompasses all areas of improving and increasing the cash flow and value of our business and includes portfolio and transaction management, property management, supply management, organizational management and financial management. Through our asset management activity, we seek to manage our assets to grow FFO 1 (from rental activities) and cash flow resulting in increases of the value of our real estate portfolio. To achieve these goals, we focus on increasing rental income, reducing vacancy, reducing the costs and risks of operating our assets and maintaining a conservative capital structure.

ADO Properties GmbH provides all of our asset management services out of our operational office in Berlin and supervises the development of our portfolio. We consider our portfolio development efforts an important part of our strategy. To this end, we capitalize on major societal trends. The trends that we have identified are demographic trends such as the expected continued increase of one- to two-person households and the increase of population in Berlin over the next ten years.

Targeted sales of condominiums (privatizations) are part of our strategy to actively manage our portfolio. The prices achieved in our value-oriented privatizations significantly exceed the fair value based on multi-family rental blocks. Before September 2014, we purchased buildings that had already been converted into condominiums but we did not immediately begin selling those condominiums. We began the business practice of converting residential units into condominiums and selling them in September 2014 as our total portfolio became sizeable enough for privatizations to commence and significant margin potential and attractive conditions presented themselves.

As of September 30, 2019, we have 141 units that have been converted or are in the process of being converted into condominiums. We have identified 3,771 additional units in our properties which can be converted into condominiums over the medium term and another 2,170 units which can be converted long term.

13.5.3	Property and Facility Management

Our property and facility management function comprises all owner-related competencies, including tenancy-related administrative functions within the ADO Properties Group. This business function follows the principle that all tasks that can be performed using standardized and scalable procedures and executes the asset-by-asset strategy developed by our asset management individually for each object. Our goal is to maximize rental revenue by increasing rent, reducing vacancies and managing tenant fluctuation. It is steered by highly integrated interdisciplinary processes. Our property management function manages our letting process, encompassing tenant booking and marketing, rent collection, rent development and technical services. We also manage the commercial units that we own, which are located on the ground floors of our residential buildings.

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Letting Services. We have initiated measures to make our letting process more efficient. Our letting department performs virtually all administrative work to support our letting agents, which allows them to focus on closing new letting contracts and letting strategies. Our letting specialists, who have an intimate knowledge of the different districts in Berlin, also have a significant amount of discretion to freely address prospective tenant needs. We support our letting service activities with a wide range of marketing activities (such as signs and illumination of windows and banners) that are focused on an entire property, individual units or individual micro-locations as well as on specific tenant target groups delineated by life cycle or economic situation. In our marketing activities, we conduct a careful tenant screening process that includes tenant credit checks.

Furthermore we perform an ongoing vacancy management. We survey units during the three-month cancellation period and if the technical condition of the unit is satisfactory we immediately begin our marketing efforts to bring vacancy to a minimum by aiming to immediately rent the units with limited or no period of vacancy in between tenants. Our property and facility management works closely with our in-house construction management to receive recommendations on the scope of refurbishment needed in order to fulfill market needs and to rent out the vacant units successfully.

Rent Collection. We strictly monitor overdue rent from our tenants. We established a structured arrears management process, which is managed by thirteen employees supported by a specialized external law firm, including specified dunning letters, outbound calls, email and on-site visits. Account managers may give tenants the option of a deferred payment or installment payments. To provide this service, we currently employ managers who can give tenants expert advice and who can negotiate individually tailored solutions in order to avoid costly eviction proceedings for all parties involved. We have achieved a sustainable high rent collection rate.

Rent Development. Rent development involves observation of market rents and the ability to increase rents on a regular basis for existing letting contracts. The rent revisions are primarily determined by the Berlin rent table (Mietspiegel), the restrictions of the German letting laws, the economic purchasing power of our tenants as well as restrictions due to subsidies. See “14 Regulatory Environment”.

We seek to increase our income from rent through (i) closing the gap to market rents on existing tenancies within the regulatory limits, (ii) adapting rents to market levels as rent restrictions fall away and (iii) higher rents for new lease contracts in relation to rents of existing contracts and (iv) continuing growth in the long-term through opportunistic acquisitions of assets with visible operational upside potential. In the nine-month period ended September 30, 2019, we amended approximately 3,500 residential letting contracts resulting in an additional annualized net rent of approximately €0.7 million. In the fiscal year ended December 31, 2018, we amended approximately 7,630 residential letting contracts resulting in an additional annualized net rent of approximately €2.1 million. In the fiscal year ended December 31, 2017, we amended approximately 6,030 residential letting contracts resulting in an additional annualized net rent of approximately €1.5 million. As of December 31, 2018, average residential in-place rent was €6.73 per month and sqm, which was 15.5% below market rent of €7.96 per month and sqm.

Our tenant turnover rate based on our total portfolio averaged 7.8% per year for the year ended December 31, 2018, 8.0% for the year ended December 31, 2017 and 7.8% for the year ended December 31, 2016, and is a factor in increasing the value of our assets through unit turn refurbishment and modernization and results in rent increase opportunities.

Technical Services. Our property management manages technical services and customer services, including an internal tenant call line and external service call number that can be reached at all times for emergencies. We perform ongoing maintenance in response to tenant requests by hiring external suppliers and work with a strict budget (annual investment program) per building. We provide standard items for residential units such as utilities, cable, etc. Any major technical services needed for vacant units are procured by CCM; property management makes the strategic decisions for investments that are carried out by our construction management.

Management of Commercial Units. Management of the commercial units in our portfolio is handled by a small team in parallel with the management of our residential properties. Apart from the three purely commercial properties that we hold, the commercial units currently held in our property portfolio are integrated into the residential properties that we manage and primarily include small retail businesses within residential buildings.

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13.5.4	Construction Management

CCM performs complete and comprehensive in-house construction management services. Through CCM, we continue to invest in our existing real estate portfolio. In 2016 and 2017, the average investment in modernizations and refurbishments was €28.1 per sqm and €29.1 per sqm, respectively, and in 2018 it was €39.2 per sqm, which demonstrates that our approach of capex investment is an integral part of our rental growth strategy and properties enhancement.

In the nine-month period ended September 30, 2019, we invested €41.8 per sqm in modernizations and refurbishments. We are continuously investing in modernizing properties to bring them up to market expectations.

In addition we conduct periodic modernization of our properties, for example, the planned replacement of roofs or windows, modernizations of facades, refresh of staircases, etc. Such refurbishment is done according to an annual investment program. Through our standardized procedures and work volume we optimize our costs of construction.

We apply strict criteria when selecting investment opportunities and concentrate on investment opportunities that can be integrated into our asset and portfolio management and that will further improve rent out possibilities. In particular, we seek to acquire properties that will allow for increased rents and decreased vacancy in order to generate high value. This is generally achieved by balancing the following three factors:

•	Rent perspective: affordability and at the market standard suitable for the current demand;

•	Technical perspective: mix of both necessary and value-creating measures; and

•	Economic perspective: adequate returns.

The entire investment process, from project selection to post-completion, is managed by CCM after ADO Properties GmbH, the business function responsible for asset and portfolio management, has reviewed and approved the capex application. As of September 30, 2019, our construction management consists of 60 full-time employees that are building engineers, architects, technicians and other craft specialists with a vast working experience in the real estate market. Through CCM, we also hire third-party service providers and construction companies to perform the modernizations and refurbishments of buildings and apartments to the market standard suitable for current demand. For all major works we typically execute a bidding process to be able and select the best supplier for the requested work.

13.5.5	Acquisitions and Financing

We opportunistically expand our existing property portfolio by purchasing both single properties and portfolios. In addition, through our strategic partnership with Consus Real Estate, we may also acquire certain projects from Consus Real Estate.

Our acquisitions generally follow a standardized, integrated process that results in analysis of the property to be acquired three months before the potential takeover. Throughout this process, negotiations on financing are conducted in parallel. We have diversified funding with several mortgage banks to finance our properties and acquisitions. For further information on our material financing please see “13.7.9 Other Financing Agreements” below.

13.6	Corporate Information

The corporate structure serves as the ADO Properties Group’s logistical backbone for our operations and comprises the human resources, financial accounting and information technology functions of the ADO Properties Group. Third parties provide legal services and property valuation.

13.6.1	Human Resources and Employees

Our human resources are provided centrally by six employees of the ADO Properties Group, all of whom are based in Berlin, and manage recruitment and employee development and training. We use an integrated human resources software that includes employee time keeping and payroll accounting. Payroll accounting is currently outsourced to an external tax advisor who has access to our integrated human resources software for this purpose and is expected to be processed in-house from February 2020 onwards.

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13.6.1.1	Employees

As of the date of the publication of the Offer Document, we have a team of 351 full-time professionals many of whom have degrees in real estate management, accounting, construction engineering and facility management. Apart from the Senior Management, which is based in both Berlin and Luxembourg, the Company’s secretary and certain members of the Board of Directors, all of our full-time employees are located in Berlin and are employed in our operating businesses responsible for asset and property management (33 employees), facility management (126 employees) and construction management (60 employees). All of our real estate personnel are experts certified in their respective field of employment.

The following table shows the number of Group full-time employees for the periods presented (in each case as of the end of the period):

	As of September 30,	As of December 31,
	2019	2018	2017	2016
Full-time Employees	420	354	295	247

We attribute the decrease in the number of our full-time employees between September 30, 2019 and the date of the publication of the Offer Document to various factors, including the sale of approximately 5,900 residential apartments as part of the Gewobag Sale, the existing uncertainty regarding the regulatory environment for property owners in Berlin, e.g. by the introduction of the “rent freeze”, as well as the general difficulty of replacing departing qualified personnel in light of the current market for job applicants.

There is currently one employee workers council (Betriebsrat) in our facility management subsidiary, Central Facility Management GmbH. There are no employee union agreements (Tarifvertrag) currently in place.

13.6.1.2	Pension and Incentive Plans

We do not provide a private pension plan for our employees.

Some members of the Board of Directors and the Senior Management participate in long-term incentive plans and have stock options in ADO Group Ltd. See “18.4.4 Long-Term Incentive Program (LTI)”.

13.6.2	Financial Management

We conduct financial accounting, all other treasury functions and tenant accounting in-house. Our financial statements are prepared quarterly and annually. As of and for the Fiscal Years 2016, 2017 and 2018, our statutory annual accounts have been prepared in accordance with Luxembourg generally accepted accounting principles and our consolidated financial statements in accordance with IFRS. Our treasury department manages the ADO Properties Group cash flow planning, bank loans and day-to-day payments. Tenant accounting, as part of property management, is integrated into our financial accounting and treasury processes to ensure a consistent high quality of bookkeeping.

13.6.3	Information Technology

We are using information technology software supplied by a third-party, and managed internally by our information technology department, that integrates all ERP, accounting and controlling functions into one software to manage all our portfolios.

13.6.4	Intellectual Property, Trademarks and Domains

We do not hold any patents. The following trademarks which are material for the ADO Properties Group’s business are currently registered in favor of ADO Properties GmbH:

•	word and figurative mark “ADO Properties” registered under number DE 302008045025;

•	wordmark “ADO” registered under number DE 302014071419;

•	wordmark “Fortica” registered under number DE 302014022378; and

•	wordmark “Fortica” registered under number CTM 013031406.

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•	wordmark “Berlinsider” registered under number DE 302016028439.

•	wordmark “Berlinsiders” registered under number DE 302016028259.

The ADO Properties Group’s most significant internet domains are: www.ado.properties and www.ado.immo.

13.6.5	Insurance Coverage

We have procured various operating insurance policies, which include, among others: business and environmental liability coverage, electronic data processing equipment insurance, motor vehicle insurance, employee accident insurance, employee fraud insurance, and property damage and third-party liability insurance that covers fire, lightning and explosions, water damage, storms and hail, natural hazards including, e.g. floods and earthquakes, broken glass and vandalism as well as statutory liability as a property owner.

The Company has provided a directors and officers (“D&O”) insurance policy covering the members of the Board of Directors and the Senior Management. A D&O basic insurance policy was entered into with XL Insurance Company SE, expiring on January 1, 2021 and with a limit of annual coverage in the amount of €25 million. A D&O first excess loss insurance policy was entered into with Allianz Global Corporate & Specialty SE, expiring on January 1, 2021 and extending the limit of annual coverage by €25 million, increasing the annual coverage to a total of €50 million. A D&O second excess loss insurance policy was entered into with QBE Insurance (Europe) Limited, expiring on January 1, 2021 and extending the limit of annual coverage by an additional €25 million, increasing the annual coverage to a total of €75 million. A D&O third excess loss insurance policy was entered into with AIG Europe Limited, expiring on January 1, 2021 and extending the limit of annual coverage by an additional €25 million, increasing the annual coverage to a total of €100 million. Each D&O insurance policy provides for a deductible in the amount of €100,000 and cover defense costs until the €25 million limit of annual coverage is reached, respectively. The D&O insurance policies cover financial losses arising from a breach of duty by the members of the Board of Directors in the course of their duties.

13.6.6	Trend Information

Since December 31, 2018, there has been no material adverse change in the prospects of the Company.

Except as described under “24.1 Recent Developments”, since September 30, 2019, there have been no significant changes in the financial or trading position of the Company.

13.6.7	Governmental, Legal, Arbitration or Similar Proceedings

During the ordinary course of our business activities, we are regularly involved in legal proceedings, both as a claimant and as a defendant. These proceedings are routine matters of tenancy and other laws, and do not have a significant impact on the ADO Properties Group’s business.

The ADO Properties Group companies are not and have not been within the last 12 months involved in governmental, legal or arbitration proceedings (including pending or threatened proceedings) that could have a material effect on the Company’s or the ADO Properties Group’s financial condition or results of operations.

As of the date of the publication of the Offer Document, there are no legal and regulatory proceedings and claims pending that we currently believe could have a material adverse effect on our business, net assets, financial condition, cash flows, results of operations and prospects.

On October 18, 2019, the Company received a demand for payment of consultancy fees of €18.4 million in connection with the Gewobag Sale. The Company entered into discussions with the consultant and has denied that such fee is due. On November 21, 2019, the consultant stated it would accept a payment of €9.2 million. The consultant stated that it would provide further information to the Company to substantiate its demand. As of the date of the publication of the Offer Document, the Company has not received any further information from the consultant. Another conversation is scheduled for February 2020. The Company has recorded a provision for the amount.

13.7	Material Agreements

The following section provides an overview of material agreements to which any member of the ADO Properties Group is a party. All of the ADO Properties Group’s bank loans are non-recourse loans with the related investment and trading properties as their only security.

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13.7.1	Business Combination Agreement

For a description of the Business Combination Agreement (BCA), see “11.1 Business Combination Agreement”.

13.7.2	Share Purchase Agreements

For a description of the Share Purchase Agreements, see “11.4 Share Purchase Agreements for Consus Real Estate Shares”.

13.7.3	Call/Put-Option Agreement

For a description of the Call/Put-Option Agreement, see “11.5 Call/Put-Option Agreement”.

13.7.4	Strategic Cooperation Agreement

For a description of the Strategic Cooperation Agreement, see “11.6 Strategic Cooperation Agreement”.

13.7.5	Investment Agreement

13.7.5.1	Investment Agreement with ADO Group Ltd.

On January 26, 2016, we entered into an investment agreement with ADO Group Ltd. (the “Investment Agreement”) to jointly enter into a transaction to purchase the entire share capital of 14 German property companies (together, the “Property Companies”). After completion of the transaction, we held 94.9% and ADO Group Ltd. held 5.1% of the share capital of each of the Property Companies.

It has been agreed that we shall be vested with management rights for each of the Property Companies, in particular, to determine signatory rights (unless otherwise resolved by the General Meeting) and appoint, remove and replace members of the board of directors. Only certain reserved matters shall require unanimous approval of both ADO Group Ltd. and us, e.g. expenditures exceeding the five-year-budget of a Property Company (except for urgent expenditures or expenditures in the ordinary course of business), the realization of any property, asset, securities or other investment (the “Assets”) below the book value amount of the last signed financial statement (except for assets classified as condominiums) or the creation or issuance of any shares, warrants, options or convertibles of such Property Company. Furthermore, we have undertaken that each Property Company shall, subject to approval of the respective board of directors, distribute an annual dividend to ADO Group Ltd. and us amounting to 5% of the total value of the transaction for the first ten years following the completion of the purchase.

Moreover, within ten years from the closing of the transaction, ADO Group Ltd. has a put option to sell to us its interest in a Property Company for the higher of (i) the value of its holdings in the respective Property Company (based on the audited financial statements for the preceding calendar year) and (ii) the amount paid by ADO Group Ltd. for its interest (less any dividends paid). The sales of ADO Group Ltd.’s interests in Property Companies to unrelated third parties do not require our approval. If we decide to sell our interests in a Property Company to an unrelated third party, we shall have a drag-along right to demand ADO Group Ltd. to sell its respective interest to such third party for the higher of (i) the commercial value of its interest under the terms of the respective sale and (ii) the amount paid by ADO Group Ltd. for its interest (less any dividends paid). If such third party purchaser decides to not purchase ADO Group Ltd.’s interest in a Property Company, ADO Group Ltd. shall have the right to demand that we purchase its interest on the drag-along right terms.

In the event that ADO Group Ltd. reduces its (direct or indirect) shareholding in the Company to less than 20% of share capital, ADO Group Ltd. shall have the right to demand from us, within 12 months, to (i) purchase all of ADO Group Ltd.’s interests in the Property Companies (on the drag-along right terms), (ii) procure a third party purchase for its interests, or (iii) undertake that the Property Companies continue to pay the annual dividend of 5% to ADO Group Ltd. The Investment Agreement terminates in the event that all the share capital of Property Company becomes owned by either ADO Group Ltd. or us or of a sale of all (or substantially all) of the Assets of a Property Company to an unrelated third party.

13.7.6	Purchase Agreements and Letters of Intent

13.7.6.1	Holsten Quartier Letter of Intent

Following the conclusion of the SCA, on January 17, 2020, the Company entered into a letter of intent with Consus Swiss Finance AG for the purchase of 89.9% of the shares in all companies which hold plots

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of land belonging to the Holsten Quartier project development in Hamburg (the “Holsten Quartier”). The provisional purchase price for 100% of the shares in the Holsten Quartier is, on a cash-free debt-free basis, €350 million, subject to finalization of the Company’s due diligence. Under the letter of intent, Consus Swiss Finance AG granted the Company, in exchange for a €10 million down-payment, exclusivity for one month, subject to an extension, to continue and conclude the legal, technical, economic and tax due diligence. The signing of the share purchase agreement is subject to the satisfactory completion of the due diligence.

13.7.6.2	Acquisition of the Horizon Portfolio

In 2016, the ADO Properties Group purchased the Horizon portfolio, which consists of 1,680 units primarily used for residential purposes and located in Berlin-Neukölln. The acquisition of the Horizon portfolio was structured as a share transaction (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the shares in a Luxembourg entity. The total consideration paid for the Horizon portfolio amounted to approximately €107 million.

13.7.6.3	Acquisition of the Wilhelm I Portfolio

In 2016, the ADO Properties Group purchased the Wilhelm I portfolio, which consists of 200 residential units and 25 commercial units located throughout Berlin. The acquisition of the Wilhelm I portfolio was structured as a share transaction (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the shares in a Luxembourg entity. The total consideration paid for the Wilhelm I portfolio amounted to €35.7 million

13.7.6.4	Acquisition of the Asgard Portfolio

In 2017, the ADO Properties Group purchased the Asgard portfolio, which consists of 1,298 residential units and 60 commercial units located throughout Berlin. The acquisition of the Asgard portfolio was structured as a share transaction (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the shares in 17 German limited liability companies. The total consideration paid for the Asgard portfolio amounted to approximately €110 million.

13.7.6.5	Acquisition of the Nox I Portfolio

In 2017, the ADO Properties Group purchased the Nox I portfolio, which consists of 374 residential units and 68 commercial units located throughout Berlin. The acquisition included asset transactions and share transactions (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the shares of five German limited liability companies and several properties by way of an asset deal. The total consideration paid for the Nox I portfolio amounted to €70.2 million.

13.7.6.6	Acquisition of the Wilhelm II Portfolio

In 2017, the ADO Properties Group purchased the Wilhelm II portfolio, which consists of 328 residential units and 39 commercial units located in Berlin-Charlottenburg and Berlin-Friedrichshain. The acquisition of the Wilhelm II portfolio was structured as a share transaction (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the shares in a German entity. The total consideration paid for the Wilhelm II portfolio amounted to €75.9 million.

13.7.6.7	Acquisition of the Angerburger Allee Portfolio

In 2018, the ADO Properties Group purchased the Angerburger Allee portfolio, which consists of 832 residential units and 24 commercial units with a total lettable area of approximately 66,000 sqm, located in the Berlin district of Charlottenburg. The acquisition of the Angerburger Allee portfolio was structured as a share transaction in which the ADO Properties Group acquired 94% of the shares in a Dutch entity. The purchase price for all of the acquired assets amounted to €160.6 million (including approximately 2% transaction costs).

13.7.6.8	Acquisition of the Nox II Portfolio

In 2018, the ADO Properties Group entered into five related purchase agreements to purchase the Nox II portfolio, which consists of 123 residential units and 79 commercial units located throughout Berlin and

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with a total lettable area of approximately 19,800 sqm. The acquisition included asset transactions and share transactions (with ADO Group Ltd. taking part) in which the ADO Properties Group acquired 94.9% of the issued shares of four German entities. The total consideration paid for the NOX II portfolio amounted to €45.3 million.

13.7.7	Sale Agreements

13.7.7.1	Sale Agreement with Gewobag Wohnungsbau

On September 26, 2019, the Company entered into a share purchase agreement with GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin for the sale of 100% of the shares of certain ADO Properties Group entities owning 23 properties, consisting, in aggregate, of approximately 5,900 residential apartment units (the “Gewobag Agreement”). The sale price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold ADO Properties Group entities. The sale closed on November 29, 2019.

13.7.8	Bridge Facility Agreement

13.7.8.1	Overview

The Company as borrower and J.P. Morgan Securities plc as mandated lead arranger, J.P. Morgan AG as original lender and J.P. Morgan Europe Limited as agent entered into a bridge term loan facility agreement (the “Bridge Facility Agreement”) under which the Company may utilize a bridge term facility with a nominal amount of up to €2,963,000,000 (the “Bridge Facility”). It is intended that additional banks will join the Bridge Facility Agreement as additional lenders.

In case of a utilization, the Bridge Facility will be made available for the purpose of refinancing certain existing financial indebtedness, including bonds and loans, of ADLER Real Estate and its subsidiaries if such instruments are subject to change-of-control termination rights and the relevant creditors exercise such rights upon the Company acquiring control over ADLER Real Estate. The Bridge Facility can also be used to refinance bonds issued by ADO Group Ltd. if these are cancelled by the respective bondholders. Further, if the Company acquires the majority of the shares in Consus Real Estate and certain conditions are met, a portion of the Bridge Facility with a nominal amount of up to €1,428,000,000 may be used to prepay outstanding indebtedness of Consus Real Estate and its subsidiaries.

13.7.8.2	Maturity Dates

Subject to the extension options for the Bridge Facility described below, the Bridge Facility will mature on the date falling twelve months after the earlier of (i) the first utilization date of the Bridge Facility and (ii) March 15, 2020.

The maturity of the Bridge Facility may be extended four times by six months per extension. Each such extension is subject to the fulfilment of certain conditions and is not subject to any finance party’s consent.

13.7.8.3	Interest and Fees

The Bridge Facility bears interest at a rate per annum equal to the aggregate of the respectively applicable EURIBOR, subject to a floor of zero, plus a margin. The applicable margin is subject to a margin ratchet which is dependent on both the Company’s credit rating provided by S&P and the time elapsed since the date of the Bridge Facility Agreement.

If the Company maintains a BBB- rating for its long-term unsecured and non-credit enhanced debt obligations, the margin will, (a) for the first three months after the date of the Bridge Facility Agreement, be 0.60% per annum, (b) for the 4th until the 6th month after the date of the Bridge Agreement, be 1.00% per annum, (c) for the 7th to 9th month after the date of the Bridge Facility Agreement, be 1.50% per annum. Thereafter, the margin will be increased by 0.25% per annum.

If the Company’s long-term unsecured and non-credit enhanced debt obligations are rated (a) BBB or better, the applicable margin will be 0.25% per annum lower, (b) BB+, the applicable margin will be 0.40% per annum higher, and (c) BB or lower or S&P does not provide such rating anymore, the applicable margin will be 0.90% per annum higher, in each case, than set out in the previous paragraph under the assumption that the Company maintains a BBB- rating for its long-term unsecured and non-credit enhanced debt obligations. All ratchet steps are subject to a margin flex increase of up to 0.50% per annum.

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The Company is also required to pay a commitment fee in monthly arrears. The commitment fee will be computed at the rate of (a) 0% for the first two months after the date of the Bridge Facility Agreement, (b) 10% of the applicable margin during the 3rd month after the date of the Bridge Facility Agreement, (c) 20% of the applicable margin during the 4th month after the date of the Bridge Facility Agreement, and (d) 30% of the applicable margin as from the 5th month after the date of the Bridge Facility Agreement onwards.

Additionally, the Company shall pay fees related to the arrangement, the participation, and the duration and, to the extent applicable, the extension, of and certain fees in connection with the Bridge Facility to the agent.

13.7.8.4	Guarantors and Security

As customary for investment-grade financings, the Bridge Facility has not been and will not be either guaranteed or secured. The Bridge Facility Agreement includes a negative pledge clause and other customary undertakings binding on the Company and its subsidiaries. However, the Bridge Facility Agreement also includes carve-outs from the negative pledge clause which apply, inter alia, to take out financing instruments, the net proceeds of which are applied in prepayment of the Bridge Facility.

13.7.8.5	Prepayments

Subject to certain conditions, the Company may voluntarily prepay the whole or any part of any utilization(s) or permanently cancel all or part of the available facility by giving three business days’ prior notice to the agent. Furthermore, the Company is, subject to certain conditions, entitled to replace or repay and cancel participations of an individual lender in any utilization(s) by giving five business days’ prior notice to the agent and such lender.

In addition to any voluntary prepayments, the Bridge Facility Agreement requires mandatory prepayment in full or in part, and, if applicable, cancellation of the Bridge Facility in certain circumstances, including:

(1)

with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the Bridge Facility or to fund, issue or maintain its participation in any utilization under the Bridge Facility;

(2)

following the occurrence of a “change of control” in relation to the Borrower (as defined in the Bridge Facility Agreement), in relation to any lender that exercises its change-of-control termination right within 45 days after being notified of the relevant change of control;

(3)

from the net proceeds received by the Company from the issuance of bonds, the take-out of term loans or the issuance of equity instruments, including new shares in the Company, after the date of the Bridge Facility Agreement; and

(4)

from the net proceeds of the disposal of certain assets, undertakings or businesses, provided that the Bridge Facility Agreement contains certain carve-outs from and a €400,000,000 basket for such prepayment obligation.

13.7.8.6	Covenants

The Bridge Facility Agreement requires the Company to comply with two financial covenants, whereby the Company must ensure that, as of each quarterly reporting date:

(1)	the ratio of “Total Net Debt” to “Total Assets” (in each case, as defined in the Bridge Facility Agreement) does not exceed 60%; and

(2)

the Interest Cover Ratio (as defined in the Bridge Facility Agreement) is at least equal to (i) as long as the Company has not acquired the majority of the shares in Consus Real Estate, (a) 2.25 to 1.00 until December 31, 2020, (b) 2.35 to 1.00 from January 1, 2021 to December 31, 2021, and (c) 2.45 to 1.00 thereafter, and (ii) after the Company acquired the majority of the shares in Consus Real Estate, 1.80 to 1.00 for the remaining term of the Bridge Facility Agreement.

In addition, the Company and its subsidiaries (including, for the avoidance of doubt, subsidiaries acquired after the date of the Bridge Facility Agreement) are subject to certain restrictive and, as the case may be, affirmative covenants under the Bridge Facilities Agreement customary for these types of financing which are subject to certain specified exceptions and/or qualifications (customized to its business and

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adjusted to the ADO Properties Group’s current credit standing). Additionally, the Company is required to provide certain financial information and other information regarding the Company’s and the ADO Properties Group’s financial condition to the lenders.

13.7.8.7	Events of default

The Bridge Facility sets out certain events of default that are customary for this type of financing. The occurrence of any such event of default would, subject to applicable grace periods and/or rights to subsequent fulfilment and/or agreed exceptions, entitle the lenders to cancel their commitments, declare all or part of the loans (together with accrued interest and all other amounts accrued or outstanding under the Bridge Facility) to be immediately due and payable or payable on demand.

13.7.9	Other Financing Agreements

13.7.9.1	2024 Notes

On July 27, 2017, the Company issued notes in the aggregate principal amount of €400 million (the “2024 Notes”). The 2024 Notes were issued in a denomination of €100,000 and bear fixed interest at a rate of 1.500%. Interest is payable annually in arrears on each July 26. The 2024 Notes will mature on July 26, 2024 (subject to early redemption).

Upon the occurrence of a change of control under the 2024 Notes, noteholders may require the Company to redeem the 2024 Notes held by them, in whole or in part, within 30 days after the Company has published a notice regarding the change of control. A change of control occurs each time one person or persons acting jointly acquire(s) 50% of the share capital in the Company or shares carrying 50% of the voting rights.

Under the terms and conditions of the 2024 Notes, the Company has undertaken that it will not incur any financial indebtedness (except for financial indebtedness that is incurred to refinance existing financial indebtedness) to the extent that the loan-to-value-ratio would exceed 60% or the secured loan-to-value ratio (both as further specified in the terms and conditions) would exceed 45%.

The 2024 Notes are subject to the following events of default:

•	failure to pay principal, interest, or other amounts due under the 2024 Notes within 30 days from the relevant due date;

•	failure to perform any other material obligation under the 2024 Notes and such failure continues for 60 days after the paying agent has received notice from a noteholder;

•	cross-default in relation to other financial indebtedness of the Company or its material subsidiaries to the extent it exceeds 1% of the consolidated total assets of the Company;

•	the Company announces its inability to meet its financial obligations or ceases its payments generally;

•	insolvency proceedings against the Company are opened and not closed and there is no debt discharge within 90 days, or the Company applies for or opens such proceedings; or

•

the Company enters into liquidation (unless in connection with a merger or other form of combination with another company that assumes all obligations of the Company in connection with the 2024 Notes).

13.7.9.2	2023 Convertible Bonds

On November 23, 2018, the Company issued convertible bonds in the aggregate principal amount of €165 million (the “2023 Convertible Bonds”). The 2023 Convertible Bonds were issued in a denomination of €100,000 and will mature on November 23, 2023 (subject to early redemption). The Company may elect to fulfil its obligation to redeem the 2023 Convertible Bonds at maturity by delivering shares on the maturity date. The Company may only exercise such right for all, not just a part of the 2023 Convertible Bonds.

The 2023 Convertible Bonds bear fixed interest at a rate of 1.250%. Interest is payable semi-annually in arrears on each May 23 and November 23. The interest rate is subject to a step-up of 0.50% should the Company receive a non-investment grade rating. Should the Company have more than one rating, the step-up will only apply if more than one rating agency assigns a non-investment grade rating to the Company. However, the interest rate may be reset to the initial interest rate should the respective rating revert to an investment grade rating.

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Bondholders have the right to convert the 2023 Convertible Bonds held by them, in whole, but not in part, into shares of the Company at an initial conversion price of €60.5690, which has, with effect as of June 19, 2019, been adjusted to a conversion price of €60.3444, subject to certain adjustments, such as capital increases from capital reserves or retained earnings, share splits, combining of shares and capital decreases, capital increases against cash contribution with subscription rights, issuances of other securities with subscription rights, sales of own shares, transferring mergers, spin-offs, split-ups and distributions. Upon exercise of a conversion right, the Company may elect whether it will deliver shares or make a cash payment in lieu of such delivery.

If the Company gives notice of a change of control, a take-over bid regarding its shares or a free-float of less than 20% of its shares, bondholders may convert all 2023 Convertible Bonds held by them up to the effective date which is to be set by the Company or require the Company to redeem the 2023 Convertible Bonds in cash. If the bondholder chooses to convert the 2023 Convertible Bonds up to the effective date, the conversion price may be subject to an adjustment. Following a change of control, bondholders may also choose to not convert or redeem their 2023 Convertible Bonds.

The 2023 Convertible Bonds are subject to the following events of default:

•	failure to pay principal, interest, or other amounts due under the 2023 Convertible Bonds within 30 days from the relevant due date;

•	failure to perform any other material obligation under the 2023 Convertible Bonds and such failure continues for 60 days after the paying agent has received notice from a bondholder;

•	cross-default in relation to other financial indebtedness of the Company or its material subsidiaries to the extent it exceeds 1% of the consolidated total assets of the Company;

•	the Company announces its inability to meet its financial obligations or ceases its payments generally;

•	insolvency proceedings against the Company are opened and not closed and there is no debt discharge within 90 days, or the Company applies for or opens such proceedings; or

•

the Company enters into liquidation (unless in connection with a merger or other form of combination with another company that assumes all obligations of the Company in connection with the 2023 Convertible Bonds).

All of the ADO Properties Group’s bank loans are non-recourse loans with the related assets as the only respective security:

13.7.9.3	General Agreement

On March 28, 2018, the Company as issuer as well as ADO Lux Finance S.à r.l. and ADO Treasury GmbH entered into a general agreement with Commerzbank Aktiengesellschaft Frankfurt am Main as arranger and Bayerische Landesbank, BNP Paribas, Société Générale and UBS Limited as dealers (the “General Agreement”) establishing a €500,000,000 multi-currency commercial paper programme (the “Programme”). The obligations under the notes of the Programme (the “CP Notes”) constitute direct, unconditional, unsecured and unsubordinated obligations of the issuers under the General Agreement, in principle ranking pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of the issuers under the General Agreement. The Company as guarantor has given an unconditional and irrevocable guarantee for the due and punctual payment of the principal of, and the interest on, and any other amounts payable under the CP Notes. The General Agreement includes market-standard clauses regarding a negative pledge as well as various carve-outs therefrom.

The CP Notes can either be discounted, interest bearing at a fixed rate or, under certain conditions set out in the global note, interest bearing at a floating rate. The issuers under the General Agreement will redeem each Note at its nominal amount on the relevant maturity date. The General Agreement includes several market standard representations and undertakings, and the CP Notes are subject to market-standard events of default. The issuers under the General Agreement may terminate the Programme by at least 60 days’ written notice. The arranger may terminate the Programme by at least 60 days’ written notice to the Issuers and the dealers.

13.7.9.4

Facility Agreement of the Company, ADO Lux Finance S.à r.l. and ADO Treasury GmbH with Barclays Bank Plc, ABN AMRO Bank N.V., BNP Paribas S.A., Niederlassung Deutschland and Société Générale S.A., Frankfurt Branch

On March 9, 2018, the Company, ADO Lux Finance S.à r.l. and ADO Treasury GmbH entered into a facility agreement with Barclays Bank Plc, ABN AMRO Bank N.V., BNP Paribas S.A., Niederlassung

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Deutschland and Société Générale S.A., Frankfurt Branch, as supplemented by an additional commitment confirmation dated March 27, 2018 (the “Facility Agreement”). Under the Facility Agreement, the Company may utilize a revolving credit facility (and a swingline facility as part of the revolving facility) with an aggregate nominal amount of €200,000,000 (the “Facility”), made available for the purpose of refinancing any note or other instrument maturing under a commercial paper program of any member of the ADO Properties Group and/or general corporate purposes.

The Facility is guaranteed and secured and bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin, subject to a margin ratchet dependent on the Company’s credit rating. The Company is also required to pay a commitment fee at certain intervals, fees related to the arrangement and utilization and agency fees. The Facility Agreement contains market-standard repayment, prepayment and termination provisions. The Facility Agreement also requires mandatory prepayment following the occurrence of a change of control if a lender exercises its termination right. Moreover, the Facility Agreement sets out certain customary events of default. Further, the Facility Agreement requires the Company to comply with certain financial covenants, including a loan-to-value ratio that does not exceed 60%, a secured loan-to-value ratio that does not exceed 45%, an unencumbered-asset ratio that is not less than 125% and an interest-cover ratio that is not less than 1.80:1.00. Additionally, the Company is required to provide certain financial information and other information regarding the ADO Properties Group’s financial condition.

Subject to certain extension options, the Facility will terminate on the date falling two years after the date of the Facility Agreement. The Facility may, subject to certain conditions, be extended up to two times by one and/or two years per extension, but in any event not beyond the date falling four years after the date of the Facility Agreement.

13.7.9.5	Financing Agreement of ADO Sonnensiedlung S.à r.l (formerly named Brandenburg properties 5 S.à r.l.) with Berlin-Hannoversche Hypothekenbank AG

On June 26, 2017, ADO Sonnensiedlung S.à r.l. (formerly Brandenburg Properties 5 S.à r.l.) a company with limited liability (société à responsabilité limitée), incorporated under the laws of the Grand Duchy of Luxembourg, entered into an amendment and restatement agreement to the German law governed term loan agreement originally dated August 22/23, 2013, and amended on August 28, 2013, as borrower with Berlin-Hannoversche Hypothekenbank AG as lender now in an aggregate amount of €90,000,000 (the “BerlinHyp1 Agreement”) and with final maturity date of June 30, 2024, for the purpose of refinancing of existing financial indebtedness with Berlin-Hannoversche Hypothekenbank AG, and for other purposes. On January 19, 2017, the company’s name was changed from Brandenburg properties 5 S.à r.l. to ADO Sonnensiedlung S.à r.l.

The BerlinHyp1 Agreement is secured by land charges (together with an assumption of personal liability (Übernahme der persönlichen Haftung) and a submission to immediate enforceability (Unterwerfung unter die sofortige Zwangsvollstreckung)), security assignments over the rights and claims of ADO Sonnensiedlung S.à r.l. under rental and lease agreements and insurance agreements, pledges over certain bank accounts of the borrower and the shares in the borrower and by way of a subordination agreement with intra-group or third-party creditors. The interest rate of 1.25% per annum is fixed until and including the final maturity date and due and payable on a monthly basis. Repayments must be made on a monthly basis in an amount of €243,750. There is no additional repayment (including prepayment) required or permitted prior to the maturity date, assuming ADO Sonnensiedlung S.à r.l. continues to perform its obligations under the BerlinHyp1 Agreement and no mandatory repayment event occurs, and with the exception that a partial prepayment is permitted in order to comply again with the financial covenants. The BerlinHyp1 Agreement includes several market standard representations, undertakings and events of default. Under certain conditions the prior written consent of Berlin-Hannoversche Hypothekenbank AG is required, in particular in case of a change of control, the conclusion of a domination agreement (Beherrschungsvertrag) and/or profit and loss transfer agreement (Ergebnisabführungsvertrag), the change of the borrower’s COMI, the creation or permission to subsist any security or the raising of any financial indebtedness. As financial covenants, the borrower must maintain a minimum debt-service-coverage ratio of at least 185% and the LTV-Ratio may not exceed until the end of the third year 75% and from the beginning of the fourth year and until maturity 65%.

13.7.9.6	Financing Agreement with Deutsche Pfandbriefbank AG and Investitionsbank Berlin

On March 6, 2015, eight German limited liability companies of the ADO Properties Group, as borrowers, entered into a term loan agreement with Deutsche Pfandbriefbank AG and Investitionsbank Berlin as

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lenders in a maximum aggregate amount of €280,000,000 (the “PBB1 Agreement”) with a seven-year maturity for the purpose of partially financing an acquisition of real estate.

The PBB1 Agreement is secured by land charges, security assignments (over the rights and claims of the borrowers under rental and lease agreements, insurance policies, sale and purchase contracts, object management agreements and shareholder loans) and pledges of shares and bank accounts of the borrowers. Interest payments are due on a quarterly basis and the final maturity date will be March 31, 2022. The fixed interest rate is at 1.7% per annum. Repayments must be made on a quarterly basis in an amount of 2% of the original credit amount (plus interest saved) starting on June 30, 2015. There is no additional repayment required prior to the final maturity date, assuming the borrowers continue to perform their obligations under this agreement and no mandatory repayment event occurs.

The PBB1 Agreement includes several market standard representations, undertakings and events of default. The borrowers are not entitled to make further redemption payments. The borrowers must not dispose of any lending objects. In case of a sale of real estate, a mandatory unscheduled repayment must be made in an aggregate amount of that partial loan sum associated with a lending value of the respective real estate and an additional extra charge. As financial covenants, the borrowers must maintain a debt-service-coverage ratio of at least 120%, the LTV-Ratio must not exceed 80% for the first three years and 75% thereafter and the loan-to-mortgage value ratio shall not exceed 95% for the first three years and 90% thereafter.

13.7.9.7	Financing Agreement of Yona Investment GmbH & Co. KG and Yanshuf Investment GmbH & Co. KG with Deutsche Genossenschafts-Hypothekenbank AG

On November 27, 2014, Yona Investment GmbH & Co. KG and Yanshuf Investment GmbH & Co. KG, limited partnerships with a limited liability company as general partner being part of the ADO Properties Group, as borrowers entered into a term loan agreement with Deutsche Genossenschafts-Hypothekenbank AG as lender in an aggregate amount of €64,500,000 (the “DGHyp Agreement”) with a seven-year maturity for the purpose of partially financing the purchase of shares in a real estate companies.

The DGHyp Agreement is secured by land charges relating to the properties being financed, an enforceable abstract promise of debt by the borrowers, security assignments (over the rights and claims of the borrowers under rental and lease agreements, insurances and the purchase of shares in the real estate companies) and pledges of certain bank accounts of the borrowers. Interest payments are due on a monthly basis and the final maturity date will be November 30, 2021. The interest rate is 1.76% and is fixed for a period of seven years. Interest and repayments are due on a monthly basis in an amount of €203,175 starting on January 31, 2015. There is no additional repayment required prior to the final maturity date, assuming the borrowers continue to perform their obligations under this agreement and no mandatory repayment event occurs. Repayment amounts increase over the term but the total monthly payment sum remains stable due to a decrease of interest.

The DGHyp Agreement includes several market standard representations, undertakings and events of default. As financial covenants, the borrowers must maintain a debt service coverage ratio of at least 105% (110% with effect from December 31, 2016) and the LTV-Ratio must not exceed 75%. Furthermore, a change of control of each of the borrowers requires immediate and prompt notification of the borrowers. If the aforementioned event occurs, the borrowers shall be obligated to reach a consensual agreement with the lender regarding a continuation and contractual adjustment of the DGHyp Agreement. The lender is entitled to terminate the agreement if the parties have failed to reach a settlement, unless the lender considers that there are no negative effects on the lender’s financing risk.

13.7.9.8	Financing Agreement of Marbien B.V., Alexandra Properties B.V., Jessica Properties B.V. and Meghan Properties B.V. with Deutsche Kreditbank AG

On June 24, 2019, Marbien B.V., Alexandra Properties B.V., Jessica Properties B.V. and Meghan Properties B.V., companies within the ADO Properties Group, as borrowers entered into several term loan agreements with Deutsche Kreditbank AG as lender in an aggregate amount of €80,000,000 (the “DKB Agreement”) with an eight-year maturity for the purpose of refinancing existing financial indebtedness of the ADOF.

The DKB Agreement is secured by, amongst others, security interest, land charges and security assignments (including over the rights and claims of the borrowers under rental and lease agreements in relation to the pledged properties). Interest payments are due on a monthly basis and the final maturity

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date will be June 30, 2027. The interest rate is fixed at a nominal amount equal to 1.07% per annum. Repayments must be made at equal monthly installments in an amount equal to 1.5% (plus the respective amount of interest saved by way of such repayment) starting by no later than August 30, 2019.

The DKB Agreement includes several reporting obligations, a breach of which triggers termination rights. The borrowers must subordinate service of any loans from the shareholders or affiliated companies to the debt service of all financing provided by Deutsche Kreditbank AG and payment of all property-related management costs and other necessary company costs.

13.7.9.9	Financing Agreement of 44 Companies with Berlin-Hannoversche Hypothekenbank AG

On June 22, 2016, as amended on June 29, 2016, 44 German limited liability companies of the ADO Properties Group entered into a German law governed term loan agreement as borrowers with Berlin-Hannoversche Hypothekenbank AG as lender in an aggregate amount of €150,000,000 (the “BerlinHyp2 Agreement”) with a final maturity date on February 2, 2023, for the purpose of refinancing of existing financial indebtedness provided by Berlin-Hannoversche Hypothekenbank AG and the financing of cancellation fees with regard to certain hedge arrangements and any prepayment fees.

The BerlinHyp2 Agreement is secured by land charges, security assignments over the rights and claims of the borrowers under rental agreements, pledges over certain bank accounts of the borrowers and by way of a subordination agreement with intra-group and third-party creditors. The interest rate is in an amount of 1.33% and fixed for a period ending on the final maturity date. The interest payments are due on a monthly basis. There is no additional repayment (including prepayment) required or permitted prior to the final maturity date, assuming the borrowers continue to perform their obligations under this agreement and no mandatory prepayment event occurs. In case of a sale of real estate, a mandatory unscheduled prepayment must be made in an aggregate amount of that partial loan sum associated with a lending value of the respective real estate and an additional extra charge in an amount of 20% of this partial loan sum.

The BerlinHyp2 Agreement includes several market standard representations, undertakings and events of default. As financial covenants, the borrowers must maintain a minimum interest coverage ratio of at least 150% within a period ending on June 30, 2021, and 100% with effect from July 1, 2021, the LTV-Ratio may not exceed 65% and the ratio of junior ranking security interest registered with the land register to the current market value (Nachrangwertauslauf) shall not exceed 0%.

13.7.9.10	Financing Agreement of ADO 9370 Grundstücks GmbH with Berliner Sparkasse

On January 20, 2016, ADO 9370 Gründstücks GmbH, a company within the ADO Properties Group, as borrower entered into a term loan agreement with Berliner Sparkasse, a branch of the Landesbank Berlin AG, as lender in an aggregate amount of €67,100,000 (the “LBB Agreement”) with a ten-year maturity for the purpose of financing certain investments in connection with the acquisition of certain properties.

The LBB Agreement is secured by, amongst others security interest, land charges and security assignments over the rights and claims of the borrower under rental agreements, pledges over certain bank accounts of the borrowers and by way of a subordination agreement with intra-group and third-party creditors.

The interest rate is in an amount of 1.79% and fixed for a period ending on the final maturity date. Interest payments are due on a monthly basis and the final maturity date will be January 31, 2026. Repayments must be made in equal monthly installments in an amount of €225,225. There is no additional repayment (including prepayment) required.

The LBB Agreement includes several market standard undertakings and events of default. As financial covenants, the ratio of junior ranking security interest registered with the land register to the current market value (Nachrangwertauslauf) shall not exceed 0%.

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14.        REGULATORY ENVIRONMENT

Our real estate portfolio currently consists only of real estate located in Berlin. Accordingly our business will be affected by, among others, the regulations affecting the business of owning and managing residential properties in Germany, and especially in Berlin. This section summarizes certain aspects of German property law, real estate law and practices in force in Berlin as of the date of the pulication of the Offer Document. It does not purport to be a complete analysis – in particular, it does not take into account contractual requirements and restrictions in connection with the acquisition of certain real estate portfolios by us (in this regard, see “13.7 Material Agreements”) – and can, therefore, not be treated as a substitute for comprehensive professional, legal and tax advice on any issue that may be relevant in the context of this Prospectus.

14.1	Limitations of German Tenancy Law

German tenancy law distinguishes between residential and commercial space. The majority of our property portfolio is governed by residential tenancy law, which in large part favors tenants through extensive social safeguards. In particular, it imposes restrictions on the ADO Properties Group with regard to the increase of rent, allocation of ancillary costs including costs for repair and maintenance, the termination of letting contracts and the eviction of tenants which are in breach of contract. Furthermore, the sale of residential space might be restricted.

14.1.1	Written form requirements

German tenancy law is incorporated into the German Civil Code (Bürgerliches Gesetzbuch, “BGB”) and generally requires that rental agreements that provide for a term of more than one year must be concluded in written form. The requirements to comply with written form have been specified by comprehensive case law. However, a rental agreement is not invalid in the event of an infringement of the requirement for the written form, but rather it is deemed to have been concluded for an indefinite period. Therefore, it can be terminated at the earliest at the end of one year after handover of the leased property to the tenant in accordance with the statutory notice period (i.e., notice of termination is admissible at the latest on the third working day of a calendar quarter towards the end of the next calendar quarter). Our residential rental agreements are generally concluded for an indefinite period of time. Therefore, this form requirement is of minor relevance.

14.1.2	Statutory Limits on Rent Increases

As set out in more detail below, the landlord is substantially restricted in terminating residential leases and thus may be bound by the leases for a long period of time. Against this background, German law allows the landlord to increase the rent of existing lease agreements under certain circumstances and to a legally defined extent. These are set out in this section, whereas recent statutory regulation to limit the landlord’s right to freely determine the rent for new leases (“Mietpreisbremse”) as well as to freeze and retroactively reduce rents (“Mietendeckel”) are set out below under “14.2 Current Developments in German Tenancy Law”.

Generally, landlords and existing or new tenants can freely enter into bilateral agreements to establish and increase the amount of rent payable. The underlying freedom to contract in accordance with the wishes of the parties is only limited as follows:

Section 5 of the German Economic Offenses Act (Wirtschaftsstrafgesetz) prohibits the willful or reckless letting of space for dwellings at rents or with ancillary costs that are unconscionably high. Such is the case if the rent or ancillary costs substantially exceed the comparative rent levels (ortsübliche Vergleichsmiete) due to an abuse of the limited availability of comparable space (generally, a rent exceeding the comparative rent level by 20% is deemed to infringe this provision). In the prior legislative period, a draft bill was introduced into the German parliament that rents exceeding 20% of the prevailing comparative rent level in a municipality or a district of a municipality shall constitute an administrative offense (Ordnungswidrigkeit) without it being required that unreasonably high rent is “due to an abuse of the limited availability of comparable room”. The draft bill period has elapsed. The federal council (Bundesrat) presented a new draft bill including the before-mentioned changes on November 29, 2019, which shall be introduced into the German parliament. In addition, according to the new draft bill, it is intended to increase the fine (Bußgeld) for violations of the regulations from €50,000 to €100,000.

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Also, the German Federal Court of Justice (Bundesgerichtshof) has held that rents exceeding the comparative rent levels (ortsübliche Vergleichsmiete) by about 50% constitute usury under Section 291 German Criminal Code (Strafgesetzbuch).

With lease agreements that are not subject to public rent control and for which restrictions on rent increases have not been contractually agreed, the landlord may assert a right of contractual increase of the rent, subject to statutory and contractual requirements, up to locally prevailing comparative rent levels (ortsübliche Vergleichsmiete) if the rent has remained unchanged for the 15 months preceding the intended increase. As a rule, however, the rent cannot increase by more than 20% in three years (capping limit) according to the current legal framework. However, the governments of the German Federal States are empowered to adopt regulations to lower the capping limit to 15%, which has occurred in the federal state of Berlin due to which the capping limit has been lowered to 15% for all of Berlin with effect until May 10, 2023 pursuant to the Berlin regulation on cap limits (Kappungsgrenzen-Verordnung). The determination of the comparative rent levels (ortsübliche Vergleichsmiete) is to some extent linked to respective local rent indexes (Mietspiegel).

In connection with freely financed residential units and lease agreements that are not subject to contractual rent restrictions, the landlord may also increase the annual rent by 8% of the costs incurred in modernizing of the respective rental space, subject to statutory and contractual requirements. However, our ability to increase rents following a modernization may also be restricted in cases the works carried out would be considered maintenance in line with the standards established for government subsidized apartment buildings (geförderte Wohnungsbaumaßnahmen), or in case of luxury refurbishments, i.e. modernizations that exceed a level an average owner would undertake as an investment in his property. Regarding current developments in this regard, please refer to the section “14.2 Current Developments in German Tenancy Law” below.

Following the rent increases, tenants may have an extraordinary termination right.

Please also see information regarding limitations on our ability to increase rents under “1.3.1 German laws protecting residential tenants and existing restrictions on the rate of rental increases could make it more difficult to increase the rents of residential units we own.”

14.1.3	Owner’s Repair and Maintenance Obligations and Modernizations Measures

Under German law, the landlord must, unless the parties agree otherwise, maintain and repair the property (this obligation extends to the structure, the façade, the roof of the building, but also the interior of the residential units). In general, the landlord is restricted in transferring this maintenance and repair obligation to the tenant in the standard lease agreements used.

Subject to compliance with statutory limitations, the landlord may transfer the obligations to carry out decorative repairs (Schönheitsreparaturen) and the costs of minor repairs (Kleinreparaturen) for a residential unit’s interior to the tenant, however, the latter of which only under the condition that the costs are limited for each single case as well as with regard to the total sum of the minor repairs per year. If the landlord assigns such obligations within standardized contracts, the terms must comply with the strict requirements for standardized business terms. For example, the German Federal Court of Justice (Bundesgerichtshof) has ruled that standard clauses in letting contracts are invalid if they obligate the tenant to carry out decorative repairs (Schönheitsreparaturen) within a fixed schedule or to fully renovate the apartment at the end of the letting term regardless of the premises’ condition (Endrenovierung). In addition, under standard clauses, the obligation to carry out decorative repairs may only be validly transferred to the tenant if the apartment was handed over in a renovated condition or, when the apartment was handed-over in an unrenovated condition if an adequate compensation is offered to the tenant in exchange. The invalidity of such clauses results in the landlord being responsible for the repair and maintenance and being required to bear all related costs. If the tenant carries out such repair and maintenance works without actually being obliged to do so, the landlord might have to compensate the corresponding costs. This may increase the landlord’s maintenance costs for such properties.

In general, tenants have to tolerate maintenance measures (Erhaltungsmaßnahmen) and modernization measures (Modernisierungsmaßnahmen), in particular energetic modernization measures that have been announced by the landlord in writing three months prior to the beginning of the planned measures, unless such measures would constitute an unreasonable hardship for the tenant, family members or members of the household of the tenant. Following the announcement of modernization measures, tenants are entitled to a special termination right (Sonderkündigungsrecht). Regarding the possibility to allocate parts of the costs incurred to the tenant by way of a rent increase, see “14.1.2 Statutory Limits on Rent Increases”.

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14.1.4	Statutory Protection of the Tenant Against Termination and Eviction

Generally, unless there is good cause (wichtiger Grund) justifying an extraordinary termination, the landlord may only terminate a letting contract for residential space with notice (ordentlich) and only if he has a legitimate interest (berechtigtes Interesse) in ending the tenancy. By law, a legitimate interest in ending the tenancy may only arise if (i) the tenant commits a culpable and substantial contractual breach; (ii) the owner has a claim of personal use in the property (Eigenbedarf) for himself, his family members, or members of his household; or (iii) the owner would otherwise be prevented from reasonable economic utilization and would therefore suffer considerable detriment.

“Reasonable economic utilization” as grounds for termination is intended to ensure the free economic disposability of property. Such grounds exist if the owner were to suffer considerable detriment from continuing the tenancy (for example, receiving a significantly lower purchase price; expenses significantly exceed income). However, the possibility of either realizing a higher rent by offering the residential space to another tenant or a landlord’s intention of selling the residential space in connection with the conversion of housing into individually owned residential units, for example, would not qualify.

In fact, in case of conversion to condominiums, the German Civil Code (Bürgerliches Gesetzbuch) prohibits personal use and reasonable economic utilization as grounds for termination by the purchaser for three years after transfer of title if the residential space was already rented to a tenant before the conversion to individual ownership. In regions where housing supplies are deemed to be insufficient, the governments of the German Federal States may extend this period against termination to up to ten years by statutory order. Such statutory order has been passed for the Federal State of Berlin, in effect until September 30, 2023.

A residential tenant may object to a termination by the landlord (not in case of a termination for good cause) and demand continuation of the lease, if the termination would mean a hardship to the tenant, his family members or members of his household that is not justifiable even considering the landlord’s legitimate interest (Sozialklausel). Pursuant to case law, such objection may be justified, for example, in case the tenant is old, pregnant, has a serious illness, or where there is no comparable accommodation available.

Even if the landlord successfully terminates the letting contract on the basis of a legitimate interest, the tenant is protected under German tenancy law against immediate eviction. In consequence, a court may allow for an appropriate deadline (with a maximum delay of one year) for the tenant to vacate the apartment after the effective termination of the letting contract by the landlord. However, as alternative to the classic eviction procedure, the “Berliner Räumung”, offering the landlord the cost-effective opportunity to limit the eviction procedure to the procurement of possession, was implemented with the Tenancy Law Amendment Act (Mietrechtsänderungsgesetz). Furthermore, eviction procedures shall no longer be tediously delayed because of a right of possession of a third person that is not covered by the executory title (Vollstreckungstitel). A further title against such third person is now obtainable by way of an injunction (einstweiliger Rechtsschutz).

14.1.5	Statutory Restrictions in Selling Residential Space

If rented residential space that has been converted into condominiums, or is intended for such conversion, is to be sold to third parties (i.e. not to family members or members of the household of the landlord), the German Civil Code (Bürgerliches Gesetzbuch) provides for a statutory preferential subscription right (Vorkaufsrecht) in favor of the tenant, i.e. the tenant has the right to purchase the space on the same terms as the buyer. However, no preferential subscription rights exist if the unit was already individually owned at the beginning of the term of the letting contract.

14.1.6	Statutory Restrictions on the Change of Use of Residential Properties

On March 4, 2014, the Berlin government passed a regulation (Zweckentfremdungsverbot-Verordnung) which entered into force on May 1, 2014, and applies to the whole city of Berlin. Pursuant to the regulation, any change of use of residential properties requires prior approval of the competent district authority (Bezirksamt). This applies in particular to the use of residential properties as holiday flats or for commercial or professional purposes, a vacancy of residential properties for more than three months, constructional changes which impede the use as residential properties and the elimination of residential properties. The authorities will only grant approval if the public interest in the permanent provision of residential property does not prevail or an adequate substitute of residential property is available. Since Berlin has been declared as an area with a tight housing market, it is expected that such approval will only be granted by way of an exception.

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14.1.7	Statutory Restrictions on the Conversion of Rental Apartments into Condominiums

On March 3, 2015, the Berlin government passed a regulation (Umwandlungsverordnung) according to which a conversion of a building into condominiums is prohibited in milieu protection (Milieuschutz) areas of the city unless the relevant district has granted permission by means of an exception to this regulation. The owner of a rented apartment requires an exception permission by the relevant district to sell the apartment. Such exception permission may be granted, for example, in case that the apartment shall be sold to the current tenant. Although this does not affect the sale of an entire property, regulation may hinder the conversion and sale of single apartments. As of the date of the publication of the Offer Document, 59 areas of Berlin are defined as milieu protection (Milieuschutz) areas. The Berlin government may, on an ongoing basis, decide to extend milieu protection (Milieuschutz).

14.1.8	Requirement for Energy Certificates and Energy Conservation Measures

Generally, as part of the construction of a building and, under certain circumstances, in as part of changes, enlargements and expansions of a building, an energy certificate (Energieausweis) must be issued. The energy certificate is a document that assesses the building’s energy efficiency. It shows the energy state of a building and suggests modernization measures for reduction of energy consumption. The energy certificate is generally valid for ten years. Since May 2014, an energy certificate must also be presented to any potential new tenant or potential buyer. Failure to comply can be penalized as an administrative offense.

The Energy Savings Regulation (Energieeinsparverordnung) of July 24, 2007, establishes a legal framework regarding the energy requirements of buildings heated or cooled by using energy. It furthermore sets up requirements regarding energy-saving insulation as well as energy-saving technology. Its overall purpose is to reduce the energy demand (Verbrauch) of buildings. In November 2013, the German Federal Government enacted the second regulation amending the Energy Savings Regulation, which came into effect in May 2014. Pursuant to this second regulation, since of January 1, 2016, new buildings have to be built in a more energy efficient way. Compared to the former legal situation, the energy efficiency must increase by 25% with respect to the annual primary energy consumption and by an average of 20% with respect to the thermal insulation of the building shell. As of 2021, European Union law requires that all private buildings must be built satisfying certain low-energy building standards. Already existing buildings (Bestandsgebäude) are subject to energy efficiency requirements in the event of certain substantial renovations.

On October 23, 2019, the German Federal government resolved a draft of a Building Energy Act (Gebäudeenergiegesetz, GEG), which merges the Energy Savings Ordinance (Energieeinsparverordnung, ENEV), the Energy Act (Energiegesetz, ENEG) and the Renewable Energy Heat Act (Erneuerbare-Energien-Wärmegesetz, EEWärmeG). In particular, it should be noted that gas and oil-heating boilers built-in or installed in 1991 or later may only operate for only 30 years, according to the draft. Heating boilers built-in or installed before January1, 1991 may no longer be operated. The draft contains exceptions therefrom, for example if a house can be supplied neither with gas nor with district heating and the heating cannot be operated also from renewable energies. It is also envisaged that the replacement of old gas / oil heaters should be subsidized.

In order to fulfil the national 2030 climate targets, the federal government announced on September 20, 2019 to introduce emission certificates to the building sector as of 2021. The Federal Government’s climate package has been passed by the German federal parliament on December 19, 2019. The certificates will not be sold to the property owners but to the oil and gas companies; the prices for emission certificates will start at €25 per ton of carbon dioxide and will gradually increase over the next years. We cannot estimate the additional financial impact that will result from mandatory emission certificates trading.

14.1.9	Requirement for Legionella Testing and Potential Remediation Measures

The Drinking Water Ordinance (Trinkwasserverordnung), as revised in January 2018, provides inter alia that owners of specified centralized heated water supply facilities for use in multi-family houses are required to analyze stored heated water regarding the concentration of legionella at least every three years. The analysis is carried out by accredited laboratories specified and listed by the respective federal state. Any abnormal test results have to be reported to the local health authority. In case of the unfavorable increase of certain parameters, the owner of the centralized heated water supply facility is obliged to determine the cause, file a report to the competent health authority, and conduct appropriate counter-measures, which may range from chemical filtering or thermal disinfection to a modernization of the entire water supply facility.

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We believe that we will be able to allocate the costs for routine analyses of drinking water as provided for under the Drinking Water Ordinance to tenants as part of the operating costs.

14.1.10	Requirement to Install and to Maintain Smoke Detectors

All federal states in Germany have made the installation and maintenance of smoke detectors mandatory in residential units. In almost all federal states where a relevant obligation exists, not only new buildings, but also existing buildings have to be equipped accordingly, usually within a transition period. Ultimately, on June 9, 2016, the Berlin parliament resolved on an obligation to install smoke detectors in residential units, which was promulgated on June 28, 2016 and entered into force on January 1, 2017. The fulfillment of these obligations is mandatory for all newly built premises starting January 1, 2017. Existing premises must be equipped with smoke detectors by December 31, 2020 at the latest.

Costs incurred for the initial purchase and installation of smoke detectors in residential buildings may be passed on to the tenant as modernization costs by increasing the annual rent by up to 8% of the costs incurred for the relevant rental unit. Costs for the rent and maintenance of smoke detectors may contractually be allocated to the tenant as part of the operating costs.

14.2	Current Developments in German Tenancy Law

14.2.1	Rent Cap (“Mietpreisbremse”) and Broker’s Fees

On June 1, 2015, the Act on Curbing Rent Increases in Tight Housing Markets and the Strengthening of the Orderer Principle with respect to the Business of Rental Agents – Tenancy Law Amendment Act (Gesetz zur Dämpfung des Mietanstiegs auf angespannten Wohnungsmärkten und zur Stärkung des Bestellerprinzips bei der Wohnungsvermittlung – Mietrechtsnovellierungsgesetz) (“MietNovG”) entered into force. The MietNovG is a form of rent control and restricts rent increases for new leases to a maximum of 10% above the locally prevailing comparative rent levels in municipalities or parts of municipalities in which the supply of affordable housing is determined to be threatened (rent cap), unless the rent level agreed with the previous tenant was higher. Furthermore, the restriction on rent increases does not apply to new or fully modernized buildings.

The prevailing comparative rent levels are determined on the basis of contractual rents that were agreed upon for comparable residential space in the relevant municipality during the preceding four years. On December 19, 2019, the German federal parliament has resolved that the calculation period for the local comparative rent shall be extended from four to six years. However, rent increases due to modernization measures are not taken into account for determining the prevailing comparative rent levels. Whether residential space is comparable is determined by taking into account its type, size, furnishings, quality, location, including the energy systems and characteristics. For this purpose, the landlord may, in particular, refer to the following: (i) an official rent index (Mietspiegel), (ii) a rent database, (iii) a report from an officially appointed and sworn expert, or (iv) the rent payable for at least three comparable residential units. A rent index is a table that shows the prevailing reference rent in a relevant municipality. The table must be jointly produced or accepted by the municipality or by the landlord and tenant representatives. If the rent index is produced in accordance with recognized scientific principles, it is recognized as a so called qualified rent index (Qualifizierter Mietspiegel). Qualified rent indices, as opposed to simple rent indices, create the (rebuttable) assumption that the listed rent levels reflect the reference rent customary in the relevant municipality. A rent index shall be adjusted to market trends every two years. A qualified rent index must be adjusted every two years; when this is done, a spot check or the trend of the price index for living standards of all private households in Germany, as computed by the Federal Statistical Office (Statistisches Bundesamt), may be used as a basis. A new list reflecting the qualified rent index must be generated every four years. A rent database is a collection of rents maintained on an ongoing basis that is used to determine the reference rent prevailing in a municipality. This option is only suitable for use if the collection of rents among other things (i) draws upon an adequate amount of rent data of existing and new lease agreements which are continuously updated, and which are representative for determining the prevailing rent level for individual properties in the respective locality, and (ii) is recognized by the municipality or by the landlord and tenant representatives. As a result, rent databases are hardly used in practice.

The first letting of new or thoroughly modernized buildings is excluded from the rent limitation. Until December 31, 2020, the German federal governments are authorized by the tenancy law amendment act (Mietrechtsnovellierungsgesetz) to identify areas where there is pressure on the residential rental

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market and impose the rent limitation accordingly for a maximum period of five years. Thus, the rent cap (“Mietpreisbremse”) only applies in the respective designated areas. The German federal government recently agreed to extend the period until December 31, 2025.

Berlin has introduced the rent cap by way of a Rent Limit Regulation (Mietenbegrenzungsverordnung) dated April 28, 2015 and with effect from June 1, 2015. Pursuant to the Rent Limit Regulation, Berlin is a designated community with pressure on the residential rental market, in which the supply of the population with sufficient rental housing at reasonable conditions is particularly scarce. The Regional Court (Landgericht) of Berlin considered rent control provisions unconstitutional and presented this legal question to the Federal Constitutional Court (Bundesverfassungsgericht). In its decision of July 18, 2019, the Federal Constitutional Court, however, ruled that rent control as such is indeed constitutional.

Furthermore, MietNovG contains provisions for the payment of the broker’s fee for residential letting. Since June 1, 2015, the landlord is obliged to pay the broker’s fee if the owner commissions the broker (so called orderer principle). A tenant continues to have to pay the broker’s fee, if the tenant commissions the broker to look for an apartment for the tenant.

On January 1, 2019, the Tenancy Adjustment Act (Mietrechtsanpassungsgesetz) entered into force, lowering the maximum increase of the annual rent from 11% to 8% of the total cost of the modernization measures. The reduction of the modernization levy is applicable to modernization projects announced from January 1, 2019. Furthermore, a cap of €3.00 per square meter within six years now applies to the allocation of modernization costs. If the rent is less than €7.00 per square meter, the rent may only increase by €2.00 within six years as a result of modernization. Additionally, a targeted modernization in order to induce tenants to terminate the lease (Herausmodernisierung), e.g., a modernization that has only been announced but not carried out or results in significant, objectively unnecessary burdens on the tenant, now constitutes an administrative offence which can be punished with a fine up to €100,000.

Furthermore, the Tenancy Adjustment Act tightens the provisions on the enforcement of rent control (Mietpreisbremse) on the landlord’s disadvantage. According to the new provisions, landlords are obliged in certain cases to provide a tenant with unsolicited information about the rent previously agreed for the housing before concluding the rental agreement. In addition, it is now easier for the tenants to complain about the rent control. While the previous situation required the tenant to make a qualified complaint (qualifizierte Rüge) containing the facts on which the complaint was based, a simple complaint suffices under current law.

Currently the tenant can only claim rents that are due after the complaint. However, the federal government has presented a draft bill according to which in the event of a breach of the rent control tenants shall be able to claim back any overpaid rent retroactively up to a period of 2.5 years in the future. In certain cases, retroactive effect of a complaint will remain excluded, namely if the complaint is made later than 2.5 years after the beginning of the tenancy or if the tenancy has already ended.

14.2.2	Rent Freeze (“Mietendeckel”)

On June 18, 2019, Berlin’s municipal government (Berliner Senat) announced its intention to freeze rents in Berlin for the next five years (“Mietendeckel”). On January 30, 2020, the Berlin parliament (Berliner Abgeordnetenhaus) passed the Law on Rent Limitation in Housing in Berlin (Gesetz zur Mietenbegrenzung im Wohnungswesen in Berlin – MietenWoG Bln). The law will presumably enter into force in the first quarter 2020. The rent freeze will have retroactive effect as from June 18, 2019. Excluded from the rent freeze are publicly subsidized housing, flats for which public-sector funds have been granted for modernization and repair, and which are subject to rent control, as well as dormitories, living quarters and new builds from 2014 onwards. Key points of the draft bill are, among others:

•	The rent freeze will last for five years. As of 2022, lessors may annually increase rents up to 1.3% of the current rent;

•

The permissible rent limit is determined on the basis of the rents of the official Berlin rent table (“Berliner Mietspiegel”) of the year 2013 as adjusted to reflect the development of real wages until 2019;

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When re-letting apartments, the maximum rent amount equals the rent that was agreed upon in the previous lease agreement on June 18, 2019. If this previous rent amount is above the permissible rent limit, it shall be capped;

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In existing lease agreements, tenants may elect to reduce their rent if it equals more than 120% of the permissible rent limit. Certain allowances and deductions for the type of location shall be taken into

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account. The administration can take action ex officio against landlords in the event of violations of the permitted rent amount. These regulations shall begin to apply 9 months after the rent bill is enacted into law;

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If the rent of a modern equipped apartment is particularly low (i.e. below €5.02 per sqm), the lessor may raise the rent by a maximum of €1.00 per sqm to a maximum of €5.02 per sqm when re-letting the apartment; and

•

Modernization measures may only be allocated in the amount of €1.00 per sqm. For costs of modernization exceeding this amount, up to a maximum of one additional euro per square meter of living space, the Senate will provide subsidy programs.

Violations (intentionally or negligently) of the provisions can constitute an administrative offense (Ordnungswidrigkeit) which can be sanctioned with fines up to €500,000.

The Berlin senate passed the bill on November 26, 2019. In order to become effective, approval from Berlin’s parliament (Berliner Abgeordnetenhaus) is still pending. A final decision is expected in the first quarter of 2020.

It is expected that the Berlin rent cap will be challenged in court immediately after its entry into force before the constitutional courts at federal and state level. However, it cannot be excluded that the law will enter into force unchanged or with its essential content.

14.2.3	Expropriation of Residential Real Estate

In addition, to the recent legislative changes with regard to tenancy law, a citizens’ initiative was formed in Berlin, which tries to force a legislative project in the federal state parliament by means of a petition for a referendum, according to which “Deutsche Wohnen SE and others” are to be expropriated in respect of their Berlin portfolios in accordance with Article 14 para. 3 of the German constitutional law (Grundgesetz, “Constitutional Act”).

The protection of ownership in Germany is guaranteed under the Constitutional Act. As a result of this guarantee, the owner of properties is in principle entitled to proceed with the property at his own will and to exclude others from any influence, unless the law or the rights of third parties’ conflict with this. Conversely, the guarantee of property does not per se preclude the state from withdrawing this legal position protected by expropriation. Pursuant to Article 15 sentence 1 Constitutional Act, land, natural resources and means of production may be transferred to common ownership or other forms of public service for the purpose of socialization by a law regulating the nature and extent of compensation. However, there are high legal requirements for the expropriation of the real estate.

While the citizen’s initiative in Berlin seems to be primarily directed against Deutsche Wohnen SE, the proposed draft legislation would capture all companies with profit motivation that own at least 3,000 apartments in Berlin. Thus, in addition to Deutsche Wohnen SE other real estate companies would also be affected by the proposed expropriation if the proposed bill is adopted. Although the Constitutional Act provides in principle for compensation in the event of expropriation, it would be possible that such compensation would be significantly lower than the market value of the property. The outcome of the current initiative („Deutsche Wohnen und Co. enteignen”) in Berlin to hold a referendum to expropriate residential real estate companies is uncertain. If a petition of a referendum has come about, a referendum must rather be brought about. Only if this referendum is successful, the state of Berlin would be obliged to implement the draft law. In this case, it could be assumed that the law on expropriation would be challenged in extensive and lengthy court proceedings. While legal experts have pointed out that there is considerable uncertainty whether the proposed legislative measure would be in line with constitutional law, it cannot be excluded that the objective pursued by the initiative will be achieved in some way in the future.

14.3	Restrictions Applicable to Subsidized Housing

14.3.1	General Overview

The German federal government, federal states (Bundesländer) and municipalities promote and subsidize social housing, i.e. housing available to families and individuals which do not have appropriate access to housing on the general market and hence need public support. Public subsidies on social housing can be granted in different forms, such as loans for costs of construction of housing (Baudarlehen), grants or loans for costs of the running expenses (Aufwendungszuschüsse and Aufwendungsdarlehen) or as loans to cover payments of current interest rates and loan repayment (annuity-aid-loan (Annuitätshilfedarlehen)).

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14.3.2	Effects of Public Subsidies

Subsidized social housing generally triggers restrictions on the maximum amount of rent and may limit the group of possible tenants to persons in special social situations (e.g. large families, persons with disabilities) or those holding a housing eligibility certificate (Wohnberechtigungsschein) whose issuance mainly depends on the tenant’s income. The applicable period of these restrictions (Bindungszeitraum) as well as the technical modalities depend on the specific kind of subsidy granted. Further restrictions, for example those relating to the sale and transfer of subsidized property, may apply in individual cases. In particular, these restrictions may result from administrative acts (Verwaltungsakte) or public law contracts (öffentlich-rechtliche Verträge), and, as the case may be, other agreements, such as loan agreements. In case of breach of obligations applicable to the individual subsidized property, the granting of the subsidy may be terminated and the relevant subsidy plus interest claimed back.

Upon the expiry of the restriction period (Bindungszeitraum), the properties subsidized are regulated in the same way as unsubsidized properties.

14.3.3	Applicable Laws and Regulations

As of September 30, 2019, 8.2% (by sqm) of the ADO Properties Group’s residential units were subject to rent restrictions as a result of subsidies (the “Subsidized Properties”). In addition, some of these properties are restricted in terms of possible tenants. As of the same date, 44.0% and 80.8% of the rent restrictions as a result of subsidies are scheduled to expire by 2022 and 2023, respectively.

The Subsidized Properties have been subsidized at different times based on various programs and legal bases. The programs include subsidies for new buildings as well as for the modernization and renovation of existing buildings. Accordingly, and depending on the time of the granting of the public subsidies, the statutory bases for the subsidies granted for the Subsidized Properties vary.

Statutory bases are mainly found in the First Housing Act (Erstes Wohnungsbaugesetz), which applied from 1950 to 1956, and the Second Housing Act (II. Wohnungsbaugesetz) of 1956, as well as the Controlled Tenancies Act (Wohnungsbindungsgesetz), the 1970 Rent Ordinance for New Construction (Neubaumietenverordnung) and the Second Calculation Ordinance (II. Berechnungsverordnung). These provisions are further specified at the state level. On January 1, 2002, the Housing Assistance Act (Wohnraumförderungsgesetz) replaced the Second Housing Act. However, decisions and measures based on the Second Housing Act remained valid, and the Second Housing Act generally continues to apply to subsidies granted before January 1, 2002 (or, in specific cases, before January 1, 2003).

With the enactment of the Housing Assistance Act (Wohnraumförderungsgesetz) in 2002, housing subsidies can be granted by way of loans or grants, guarantees or the provision of building ground at preferential conditions. The Housing Assistance Act (Wohnraumförderungsgesetz) requires such subsidies to be granted on the basis of a subsidy notification (Förderzusage), which can take the form of an administrative act (Verwaltungsakt) or a public law contract (öffentlich-rechtlicher Vertrag). In the subsidy notification, the authority granting the subsidies must specify the conditions under which the subsidy is granted, in particular the purpose, use and amount of the subsidy, as well as restrictions on eligible tenants and rent restrictions (Belegungs- und Mietbindungen) or rights of the authority to assign specific tenants (Belegungsrechte). The applicable period for these restrictions (Bindungszeitraum) will generally also be specified in the subsidy notification. As a consequence, specific restrictions with regards to individual cases generally follow from the subsidy notification.

The legislative competence to subsidize social housing was transferred from the Federal Republic of Germany to the German federal states (Länder) as of September 1, 2006. Based on that change of legislative competence, some federal states have since issued new social housing laws. However, federal legislation (in particular the Housing Assistance Act (Wohnraumförderungsgesetz) and the Controlled Tenancies Act (Wohnungsbindungsgesetz)) remains applicable to the extent that it is not replaced by legislation of the particular federal state. Berlin has enacted the Law on Social Housing (Wohnraumgesetz Berlin) in 2011 (as last amended on July 20, 2017), which complements federal legislation, but does not substitute it.

Depending on the type of subsidy, and the legal basis on which it was granted, the restrictions on the maximum amount of rent and limitations on the group of possible tenants, as well as the applicable restriction periods, vary. For instance, as the result of subsidies granted before the entering into force of the Housing Assistance Act (Wohnraumförderungsgesetz) in 2002, the subsidy recipient may only be able to charge a cost-covering rent (Kostenmiete) during the restriction period as a matter of statutory law. The

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cost-covering rent is the rent necessary to cover all expenses for the property, including a return on equity capital and is adjusted over time.

After public funding has ended, general statutory provisions such as the above-mentioned capping limit which generally limits a rent increase (Section 558 paragraph 3 German Civil Code (Bürgerliches Gesetzbuch)) apply.

14.3.4	Forms of Public Subsidies; Subsidy Notification and Loan Agreement

Public subsidies on social housing can be granted in different forms such as loans for costs of construction of housing (Baudarlehen), grants for costs of the running expenses (Aufwendungszuschüsse) or as loans to cover payments of current interest rates (Aufwendungsdarlehen) and loan repayment (annuity-aid-loan (Annuitätshilfedarlehen)).

Generally, if a property is subsidized with a loan, the competent public authority first issues a subsidy notification. On the basis of this notification, the addressee concludes a loan agreement with either a public authority or a bank. Usually, the subsidy notification refers (either explicitly or indirectly by referring to the subsidized building) to the subsidized loan and vice versa.

The consequence of this legal connection is a strong link between the subsidy notification and the subsidized loan. Generally, the subsidized loan agreements stipulate that any right to terminate or revoke the subsidy notification automatically triggers the right to revoke the loan agreement. In other cases, depending on the provisions in the loan agreement, noncompliance with the provisions of the subsidy notification and a subsequent revocation of the subsidy notification will, for example, lead to a right of the lender to claim back or amend the loan agreement or to terminate the contract. On the other hand, non-compliance with the terms of the loan agreement may also affect the subsidy notification, which might provide that a breach of the loan agreement entitles the authority granting the subsidy to withdraw the subsidy notification.

Additionally, the subsidy notification or the subsidized loan agreement may also set out conditions for commercial loans which the borrower contracts to finance the subsidized property in addition to the subsidized loan. The breach of such conditions might entitle the public authority to withdraw the subsidy notification or the lender to terminate the subsidized loan agreement.

14.3.5	Sale and Transfer of Subsidized Properties

If a subsidized property is sold and transferred, a consent by the competent authority representing the entity granting the subsidy may be required. Furthermore, the restrictions arising from legislation and/or the subsidy notification generally also apply to replacements in title of the property. If the restrictions follow directly from legal provisions, they apply to the respective owner of the property. If they follow from the subsidy notification, the notification, while still addressed to the original recipient of the subsidy, may also apply to the new owner of the subsidized property under general principles of German administrative law. The authority may also transfer or re-issue the subsidy notification to the new owner. However, the subsidy notification or the subsidized loan agreement may include deviating provisions regarding the effects of a sale and transfer of the property on the public subsidy.

However, the sale and transfer of the property does not automatically transfer the loan agreement based on the subsidy notification to the replacement in title. Since the loan agreements are governed by civil law only, a transfer of the loan agreement can only be achieved with the agreement of the respective lender. Moreover, should an apartment be converted into a condominium and sold for personal use (Eigennutzung), any public subsidies will be claimed back.

14.4	Further Restrictions on the Use of Properties under Private and Public Law

14.4.1	Restrictions Arising Out of Easements in the Land Register

An easement (Dienstbarkeit) encumbers a particular property to the benefit of the respective owner of another property (Grunddienstbarkeit) or to the benefit of a third party, establishing a personal right unrelated to the ownership of a certain property (beschränkte persönliche Dienstbarkeit). It requires the owner of the charged property “in rem” to refrain from taking action (e.g. not to build on specific parts of the property) or to accept actions taken by the respective owner of the benefitted property or the benefitted third party (e.g. a right of way or a right to run cables or pipes for third parties). Furthermore, easements may result in the obligation to bear certain costs, e.g. for maintenance and repair of buildings

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or pipelines. The content of the respective obligation can be enforced by the owner of the benefitted property or the benefitted third party. Since registered easements are “attached” to the property itself, they can be enforced against the current and any subsequent owner of the charged property as well as against legal successors. For some of the properties in the portfolio, easements are registered in the land register.

14.4.2	Public Easements

A public easement (Baulast) requires the owner of the charged property to take action (for example, to create a certain number of parking spaces), refrain from taking action (for example, not to build on specific parts of the property) or to accept actions by third parties (for example, laying pipes or cables by third parties). The content of the obligation can be enforced by means of an administrative order. Such public easements have been established for a number of properties in the portfolio.

Various properties of the portfolio are also subject to unification public easements (Vereinigungsbaulasten). These public easements create a single “construction property” (öffentlich-rechtliches Baugrundstück) out of the affected properties which continue to be independent properties under civil law. Many provisions of public building law, such as the requirements of minimum distances between buildings, apply to the construction property as if the plot boundaries did not exist.

According to the Berlin building code (Bauordnung Berlin), public easements take effect with their registration in the public easement register. Since public easements attach to the property itself, they can be enforced against the owner of the charged property and against third parties. The public easement is also effective against legal successors (i.e. buyers of the charged properties) and can only be suspended by a waiver of the competent authority. The restrictions resulting from the public easement may affect the value of the charged property. The public easement lapses through written waiver of the competent authority.

Further restrictions regarding the properties in the ADO Properties Group’s portfolio may arise from urban development agreements (städtebauliche Verträge) or public law agreements (öffentlich-rechtliche Verträge) concluded with public authorities, e.g. for the development of certain urban spaces by us.

14.4.3	General Legal Requirements Under German Planning and Zoning Law

Generally, most projects and measures affecting major buildings as well as their use require a building permit (Baugenehmigung). This does not only apply for the erection and substantial modifications of a building, but also for a substantial change of use (Nutzungsänderung), even if such change of use does not come along with construction works, as well as for a demolition and removal of buildings or parts thereof.

By way of granting the building permit the competent authority states that the proposed project does comply with the applicable law, both, with regard to federal planning law (Bauplanungsrecht), including provisions of applicable local development plans, and the building law (Bauordnungsrecht) regulated in the respective State Building Acts (Landesbauordnungen). While the planning law rules the purpose for which a property may be used, describing in particular the kind of use and the type and size of buildings permissible, building law determines how buildings may be designed and constructed in order to safeguard safety and the prohibition of dangers.

If not challenged, building permits, generally, become final/not appealable (bestandskräftig) and then safeguard the permitted building for the future, independent of any changes of the relevant planning and zoning law.

However, the competent authority may, under certain circumstances, require alterations to buildings with respect to safety (e.g. fire safety) or health risks. While mere non-compliance with prevailing regulations generally does not warrant such orders, the occurrence of imminent safety or health risks with respect to users of the building or the general public allows the competent authority to demand immediate action from the owner. Relevant risks in this regard include, inter alia, fire risks, traffic risks, risk of collapse and health risks from hazardous building materials, such as asbestos or water contamination.

14.4.4	Restrictions for Properties Affected by Monument Protection and/or Special Urban Planning Legislation

With regard to restrictions on use and disposal, some of the ADO Properties Group’s real estate is situated in urban redevelopment areas (Sanierungsgebiete) and preservation areas (Erhaltungsgebiete). Additionally, some of the real estate is listed as protected historical monuments. The applicable statutory

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regime in these cases is that of special preservation statutes based on the Federal Building Code (Baugesetzbuch) and the Berlin legislation for the preservation of protected monuments (Denkmalschutzgesetz Berlin).

With respect to real estate situated in an urban redevelopment area (Sanierungsgebiet), we are required to obtain the permission of the municipality in particular for demolition or alteration of buildings, entering into lease agreements with a fixed term of more than one year, the sale of the property, the granting of encumbrances and the creation, amendment or suspension of an easement. In addition, at the end of the redevelopment measure the relevant municipality will levy a compensation charge (Ausgleichsbetrag) that is aimed to balance the increased land value in consequence of the redevelopment. The owner of the real estate is responsible for the implementation of the necessary measures defined by the public authorities. Only if the owner is unable to realize the measures quickly and expediently, the authorities may take action instead.

A substantial part of the ADO Properties Group’s real estate is situated in preservation areas (Erhaltungsgebiete), which requires it to obtain the permission (irrespective of the requirement of a building permit) of the relevant public authority for demolition, alteration of buildings or change of use. Also, ordinances may determine that permission is required for the establishment of individual ownership for personal use (condominium and part-ownership) in respect of residential units. Milieu protection (Milieuschutz) areas as well as preservation areas (Erhaltungsgebiete) are both regulations based on the Federal Building Code (Baugesetzbuch). Preservation areas primarily serve the preservation of the urban characteristic of the area and can be stipulated by local development plans and other local statutes. Milieu protection areas (Milieuschutzgebiete) serve the preservation of the areas as well, focusing on the composition of the resident population in a specific area. In order to preserve the existing composition of the resident population, the Federal Building Code (Baugesetzbuch) enables the federal states to enact ordinances that prohibit the transformation of rented apartments into freehold apartments. As mentioned before, a respective ordinance (Umwandlungsverordnung) was passed by the Berlin government on March 3, 2015, in force until March 13, 2020. The Senator for Urban Development of the state of Berlin announced in December 2019 that it is intended to extend the term of the before-mentioned ordinance (Umwandlungsverordnung) until 2025.

A small part of the buildings in the ADO Properties Group’s total portfolio are listed as protected monuments, which requires that the properties are to be maintained for historical, artistic, scientific or urban development interests. The owner is under a specific obligation to maintain and repair the real estate listed as historical monuments. Any change to the building itself or its use requires specific permission. In the permit, the authority usually imposes certain requirements as to how to carry out the construction measures envisaged by the developer. These requirements might restrict the measures planned, cause additional costs and take more time and, therefore, need to be taken into consideration before deciding on a development and in the course of such development. Furthermore, if a building is located in the near surrounding of a building that is subject to monument protection, such building might also be subject to restrictions to the extent it can influence the monumental character of the protected building.

14.5	Liability for Environmental Contamination

Liability for environmental contamination and hazardous soil contamination may arise under public law and civil law provisions. Liability under public law cannot be excluded by contract. Civil law warranty liability, by contrast, can be limited or excluded by contract. See “1.3.6 We may incur environmental liabilities, for example, from residual pollution including wartime ordnance, soil conditions, asbestos and contaminants in building materials, as well as from possible building code violations.”

14.5.1	Environmental Liability Under Public Law

14.5.1.1	Soil Contamination

Pursuant to the Federal Soil Protection Act (Bundesbodenschutzgesetz), the parties responsible for environmental contamination include, among others, the party that caused the contamination, its legal successor, the owner of the contaminated property and each previous owner of the contaminated property (if such former owner transferred the property after the entering into force of the Federal Soil Protection Act on March 1, 1999 and knew or should have known about the contamination), as well as the person with actual control over the property. With regard to these potentially liable parties, there is no general ranking as to which of the parties is primarily liable. It is within the discretion of the relevant local authority to decide which party shall be held liable. The party most likely to be held liable is the current

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owner of the contaminated site, because it is legally entitled to carry out the required remedial measures. Furthermore, the liability of the entities and persons who can be held liable by the authorities for remediation does not require a showing of negligence or intent on the part of the liable parties.

The Federal Soil Protection Act (Bundesbodenschutzgesetz) authorizes the local authorities to require risk inspections, investigations, remedial measures, and other necessary measures for the protection against hazardous soil changes or residual environmental contamination.

The Federal Soil Protection Act contains a statutory indemnity obligation on the part of the responsible parties that, irrespective of an official order, allocates liability among the parties in accordance with their respective contribution to the cause of the contamination. The indemnity obligation may be waived or transferred by express contractual agreement.

14.5.1.2	Groundwater Contamination

According to the Federal Water Resources Act (Wasserhaushaltsgesetz) and related provisions of the federal and the state environmental protection and water laws, the parties responsible for any contamination of water can be held liable for the required remedial measures by the authorities.

If the contamination of water has detrimental effects on the property of third parties, the polluters may be held liable for the resulting damage. Such liability exists independently of any potential action taken by the public authorities.

14.5.1.3	Asbestos

German law imposes obligations to remediate asbestos contamination under certain circumstances. Under the asbestos guidelines (Asbest-Richtlinien) of the German Federal States, the standard for determining a remediation obligation is the presence of any health threat. The law distinguishes between friable asbestos, which is capable of releasing asbestos fibers into the air as it ages or breaks, and non-friable asbestos, from which asbestos fibers are usually not released and which, therefore, poses a limited risk to human health. Except in the event of structural alterations, there is generally no obligation to remove non-friable asbestos under the asbestos guidelines.

Friable asbestos is generally found in construction materials that provide fire safety, noise abatement, moisture protection, heat insulation and thermal protection. The asbestos guidelines set out criteria used in assessing the urgency of remedying contamination, ranging from immediate action (including demolition, removal or coating of the asbestos) to risk assessments at intervals of no more than five years. The removal and disposal of asbestos-containing materials requires specific safety measures and may trigger elevated costs.

In the case of asbestos contamination, a tenant may also assert a right of rent reduction or, in extreme circumstances, termination for good cause. German courts have held that a landlord may be presumed to be in breach of its statutory obligations if the existence of a health threat cannot be excluded. Accordingly, the courts have granted the right to rent reduction even in cases where the asbestos guidelines do not require immediate remediation. Tenants may also claim compensatory damages if the defect was present at the time the contract was concluded, and they may claim compensation for personal suffering (Schmerzensgeld). Finally, tenants also have the right, subject to certain conditions, to remedy the defect on their own and require that their reasonable expenses be reimbursed.

14.5.1.4	Pentachlorophenol (PCP), Lindane, Dichlorodiphenyltrichloroethane (DDT), and Polychlorinated Biphenyl (PCB)

Due to negative effects on human health, the use of PCP is prohibited. However, PCP may still exist in buildings, such as in wood preservatives, synthetic materials, insulations, or joints as it was used as a fungicide against mold. DDT and Lindane are synthetic pesticides which were also used in wood preservatives, and which are suspected to have serious negative effects on human health. Their use is prohibited. The use of PCB is generally prohibited. However, it has been widely used as a softener in synthetic materials as well as a fire-retardant component in the past and may also negatively affect human health.

The existence of PCP, Lindane, DDT and PCB in buildings may, under certain circumstances, entitle the tenant to reduce the rent or to claim damages. Moreover, the remediation of rooms or buildings may be required where PCP, Lindane, DDT and PCB concentrations exceed certain thresholds.

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In particular with regard to PCB, the owner of a building may be required to remedy PCB sources through the elimination or sealing of construction elements that contain PCB. Remediation measures may become necessary if the PCB concentration in rooms which are designed for human use exceeds 300 nanograms per 1 cubic meter of air.

With regard to PCP, further investigations are required if, with regard to rooms permanently used for residential purposes, the PCP concentration in dust and wood exceeds defined thresholds. If further investigations then show that the PCP concentration exceeds 0.1 microgram per 1 cubic meter of air, further medical tests are required with regard to the residents. Depending on defined thresholds for a maximum PCP concentration a remediation may then be necessary.

14.5.1.5	War Ordnance

In Germany, the federal states are responsible for the clearance of ordnance and other remnants of war. In most states, public services are responsible for the clearance of war ordnance, while other states commission private specialized firms. All states assume, and dispose of, unexploded ordnance themselves. However, the extent to which a private investor or an owner of contaminated real estate incurs liabilities in connection with the clearing of remnants of war or ordnance, including preparatory measures like the disposal of plants and layers of soil or preventive search measures, where the initial suspicions prove unfounded, varies from state to state.

14.5.2	Environmental Liability Under Civil Law

Civil liability for environmental contamination can arise under contractual warranty obligations and under statutory obligations. Warranty claims can generally be waived or limited by contractual provisions. The statutory claims can oblige the party causing contamination of the soil or water to pay damages or to remedy the contamination and its consequences. We could be subject to such liability for damages or remediation if a property in our portfolio has detrimental effects on the property of third parties. This civil liability exists independent of any official action taken in accordance with the provisions of the Federal Soil Protection Act.

14.5.3	Restitution rights and transfer approval

Under the Law on the Settlement of Open Property Issues (Gesetz zur Regelung offener Vermögensfragen), former owners of properties who were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic (Deutsche Demokratische Republik) can demand the restitution of such properties. If a return of the properties is impossible due to a valid sale to a third party, the former owners have compensation claims under the German Restitution Act (Entschädigungsgesetz). The German Asset Allocation Law (Vermögenszuordungsgesetz) provides for similar regulations.

With regard to properties located in the former German Democratic Republic (Deutsche Demokratische Republik), the German Real Estate Transfer Ordinance (Grundstücksverkehrsordnung) generally requires owners of properties to obtain approval from the competent authorities prior to disposing of any properties, unless such approval was previously granted for a transfer of the property completed after September 28, 1990. If any restitution claims have been filed for a property, such approval will not be granted until the claim has been settled.

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15.        SHAREHOLDER STRUCTURE

As of the date of the publication of the Offer Document, the Company’s share capital amounts to €54,801.31, divided into 44,194,607 shares in dematerialized form with no nominal value. To the knowledge of the Company and based on the notifications received by the Company as of the date of the publication of the Offer Document, the following shareholders held an interest (direct or indirect) of at least 5% in the Company’s shares as of the date of the publication of the Offer Document. The percentage values shown in the table below are the shares of voting rights last notified to the Company in relation to the Company’s share capital as of the date of the respective notification. It should be noted that the number and share of voting rights last notified may have changed since the respective notification was submitted to the Company given that there is no obligation to notify unless the voting rights reached, exceeded or fell below notifiable thresholds:

Shareholder	Share of Voting Rights (in %) (1)
ADLER Real Estate Aktiengesellschaft (2)	33.25
Union Asset Management Holding AG (3)	5.13
Free float	61.62
Total	100.00

(1)	The percentage of voting rights was calculated on the basis of the Company’s registered share capital as of the date of the publication of the Offer Document.
(2)

Indirect shareholding of ADLER Real Estate Aktiengesellschaft, as notified for December 10, 2019. ADLER Real Estate Aktiengesellschaft is, as disclosed in its group notification, the controlling shareholder of ADO Group Ltd., which, in turn, directly holds the shares in the Company.

(3)

Indirect shareholding of Union Asset Management Holding AG as notified for July 16, 2019. Pursuant to the group notification, Union Asset Management Holding AG is the ultimate controlling shareholder of Uni Fonds, UniFonds-net, UniDeutschland XS, FVB-Deutscher Aktienfonds, UniRak Konservativ, Bright Future Fund, BBBank Kontinuität Union, BBBank Wachstum Union, BBBank Dynamik Union, GI Portfolio I, Global Sel. Portf. II Seg. Aktien and Global Sel. Portf. I Seg. Aktien. None of these funds directly held 5% or more of the voting rights in the Company at that date.

Each share in the Company confers one vote at the General Meeting. The Company is neither directly nor indirectly owned or controlled by any other company or person. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control in the Company.

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16.        GENERAL INFORMATION ON THE COMPANY AND THE ADO PROPERTIES GROUP

16.1	Formation and Incorporation, History and Development, Commercial Name

On November 13, 2007, the Company was incorporated as a private limited liability company in Cyprus with the Cyprus Department of Registrar of Companies and Official Receiver under the legal name “Swallowbird Trading & Investments Limited” and with its registered office at 48 Inomenon Ethnon, Guricon House, Ground floor, Flat/office D, 6042, Larnaca, Cyprus, registered number HE212131.

The Company moved its registered office and central administration to Luxembourg by decision of the General Meeting dated June 8, 2015 and adopted the form of a private limited liability company under Luxembourg law (société à responsabilité limitée) and changed its legal name to “ADO Properties S.à r.l.” The Company was subsequently converted to a public limited liability company under Luxembourg law (société anonyme) by decision of the General Meeting dated June 16, 2015 and changed its legal name to “ADO Properties S.A.”.

On June 11, 2015, the Company was registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) under registration number B197554. Deletion of the Company’s registration in Cyprus was completed on June 8, 2015.

On July 23, 2015, the Company completed its initial public offering and all of its shares are traded on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and on the sub-segment thereof with additional post-admission obligations (Prime Standard).

The Company’s commercial name is “ADO Properties”.

16.2	Legal and commercial Name, Address and LEI

The legal name of the Company is ADO Properties S.A. and the Company operates under its commercial name ADO Properties.

The Company, with Legal Entity Identifier (LEI) 391200OYYFJ3DWAMEC69, has its business address at 1B Heienhaff, L-1736 Senningerberg, Luxembourg, and is registered in the Luxembourg Register of Commerce and Companies (Register de Commerce et des Sociétés, Luxembourg) under number B 197554.

The Company is a stock corporation under Luxembourg law (société anonyme).

16.3	Corporate Purpose, Registered Office, Fiscal Year and Duration

As a Luxembourg public limited liability company (société anonyme), the Company is governed by the laws of the Grand Duchy of Luxembourg and in particular the Luxembourg Companies Law.

Pursuant to Article 4 of the Articles of Association, the Company’s corporate purpose is as follows:

•

The Company’s corporate purpose is the long-term creation of value by investment in and development of real estate properties and immovable property as well as the purchase, rental and disposal of such properties. It may also carry out real estate management for its own purposes and any other activity whatsoever in the real estate sector.

•

The Company may realize that corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

•

The Company may also acquire by purchase, subscription or in any other manner as well as transfer by sale, exchange or in any other manner shares, bonds, debt securities, warrants and other securities and instruments of any kind.

•

The Company may borrow in any form including by way of public offer of securities. It may issue, shares, notes, bonds and debentures and any kind of debt and/or equity securities. The Company may lend funds, including the proceeds of any borrowings and/or issuances of debt securities to affiliated and group companies. It may also give guarantees and grant securities in favor of third parties to secure its obligations or the obligations of its affiliated and group companies. The Company may further pledge, transfer, encumber or otherwise create security over all or over some of its assets.

•	The Company may engage independent attorneys, accountants, consultants, advisors, appraisers, and such other persons as the Company may deem necessary or advisable.

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•

The Company may employ any techniques and instruments relating to its investments for the purpose of their efficient management, including techniques and instruments designed to protect the Company against credit, currency exchange, interest rate risks and other risks.

•

The Company may carry out any commercial and/or financial transactions with respect to the direct or indirect investments in movable and immovable property, including real estate property and including but not limited to acquiring, owning, hiring, letting, leasing, renting, dividing, draining, reclaiming, developing, improving, cultivating, building on, selling or otherwise alienating, mortgaging, pledging or otherwise encumbering movable or immovable property, and it may otherwise deal in the assets or businesses underlying the Company’s direct or indirect investments and engage in all such activities and transactions as the Company may deem necessary, advisable or incidental to the carrying out of any of the foregoing objects and purposes.

•	The above description is to be understood in the broadest senses and the above enumeration is not limiting.

The Company’s registered office is at 1B Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg (telephone: +352 278 456 710). The Company’s website is www.ado.properties. The information contained on this website does not constitute a part of this Prospectus.

The Company’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company is established for an unlimited period of time.

16.4	Group Structure

The Company is the holding company of the ADO Properties Group. The Company’s business is primarily conducted by the relevant operating subsidiaries. The ADO Properties Group’s consolidated financial statements include all material subsidiaries whose financial and business policy can be controlled, either directly or indirectly, by the Company and the equity interests of the material subsidiaries whose financial and business policy can be influenced by the ADO Properties Group to a significant extent. The group of consolidated companies comprises 197 subsidiaries as of September 30, 2019 (prior to the Gewobag Sale: 206 subsidiaries). As of the date of the publication of the Offer Document, the group of consolidated companies comprises 199 subsidiaries.

The Company has concentrated certain group managerial and administrative functions, such as controlling, legal, tax, treasury, public relations, investor relations and human resources, at the level of the Company. In doing so, the Company has entered into service agreements with the majority of the ADO Properties Group companies.

The following organization chart sets forth an overview (in simplified form) of the Company’s significant subsidiaries as of the date of the publication of the Offer Document taking into account the relevant successive interests (durchgerechneter Beteiligungsanteil). The ADO Properties Group’s limited partnerships (Kommanditgesellschaften) are held through third-party companies. The shareholdings presented below are rounded to whole numbers (unless otherwise stated).

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16.5	The Company’s Subsidiaries

The Company is the holding company of the ADO Properties Group. The following table shows the Company’s subsidiaries held directly or indirectly as of September 30, 2019, except as otherwise indicated, with a book value representing at least:

(i)	5% of the fair value of our total real estate portfolio as of September 30, 2019;

(ii)	5% of our consolidated rental income for the period January 1, 2017-December 31, 2018; or

(iii)	which are significant for our business.

The figures are taken from the Company’s internal accounting records. The Company’s equity holdings correspond to its voting rights in each of the Company’s significant subsidiaries. The shareholdings below are rounded to two decimal points.

		Share of equity and voting rights (in %)
		As of September 30,	As of December 31,
Company name	Country of incorporation	2019	2018	2017	2016
ADO Properties GmbH	Germany	100.00	100.00	100.00	100.00
ADO Immobilien Management GmbH	Germany	100.00	100.00	100.00	100.00
Central Facility Management GmbH	Germany	100.00	100.00	100.00	100.00
CCM City Construction Management GmbH	Germany	100.00	100.00	100.00	100.00
ADO FC Management Unlimited Company	Ireland	100.00	100.00	100.00	100.00
ADO Sonnensiedlung S.à r.l.	Luxembourg	94.90	94.90	94.90	94.90
RVB Angerburgerallee B.V.	Netherlands	94.00	94.00	—	—
Shemesh Grundstücks GmbH	Germany	99.64	99.64	99.64	99.64
Ofek 1 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Ofek 2 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Ofek 3 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Ofek 4 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Ofek 5 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Galim 1 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Galim 2 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00
Galim 3 Grundstücks GmbH (*)	Germany	100.00	100.00	100.00	100.00

(*)	Sold as part of the Gewobag Sale as of November 29, 2019.

The only material tangible, fixed assets that the Company owns (including leased properties) are residential properties, all of which are pledged against mortgage bank loans.

16.6	Statutory Auditor

The Company’s statutory auditor (réviseur d’entreprises agréé) is KPMG Luxembourg, Société cooperative (“KPMG”), with registered office at 39, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg financial sector supervisory authority (Commission de Surveillance du Secteur Financier) (“CSSF”) as an approved audit firm (cabinet de révision agréé) and with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) under number B149133 and is a member of the Luxembourg Institute of Company Auditors (Institut des Réviseurs d’Entreprises, Luxembourg). KPMG Luxembourg has audited the Company’s consolidated financial statements for the financial years ended December 31, 2016, 2017 and 2018, prepared in accordance with IFRS, and issued an unqualified auditor’s report in each case.

16.7	Luxembourg Paying Agent and LuxCSD Principal Agent

The Luxembourg paying agent and LuxCSD Principal Agent for the Company’s shares is BNP Paribas Securities Services, Luxembourg branch. The mailing and registered address of BNP Paribas Securities Services, Luxembourg branch, is 60, avenue J.F. Kennedy, L-2085 Luxembourg, Grand Duchy of Luxembourg. All shares of the Company are registered in a single securities account at the sole settlement agent LuxCSD. LuxCSD enables the deposit of issuances and the centralized settlement and deposit of securities of all kinds, including shares in dematerialized form.

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17.         DESCRIPTION OF THE SHARE CAPITAL OF ADO PROPERTIES S.A. AND

APPLICABLE REGULATIONS

17.1	Current Share Capital; Shares

As of the date of publication of the Offer Document, the Company’s share capital amounts to €54,801.31 divided into 44,194,607 shares in dematerialized form with no nominal value. This means that the share capital is not certified in a global share certificate, contrary to the legal situation for shares of German stock corporations. The share capital has been fully paid up. The Offer Shares will be issued pursuant to Luxembourg law.

All dematerialized shares are registered with a single settlement agent in Luxembourg, LuxCSD. The Offer Shares shall be issued in dematerialized form only and shall be subject to the Luxembourg law of April 6, 2013 on dematerialized securities.

17.2	Development of the Share Capital since the Company’s Foundation

The share capital of the Company has developed as follows:

On November 13, 2007, 2,000 shares of €1.00 with a nominal value of €2,000 were issued to Dadlaw Nominees Limited and Dadlaw Secretarial Limited, which were purchased by ADO Holdings Limited on December 3, 2007. On June 17, 2008, ADO Holdings Limited transferred its shares to ADO Group Ltd. On October 20, 2009, ADO Group Ltd. transferred its holdings in the Company to Rolf Muller. On November 24, 2009, these holdings were transferred to ADO Group Ltd. Zürich. By resolution of the General Meeting held on June 8, 2015, at which the Company adopted the form of private limited liability company (société à responsabilité limitée) under Luxembourg law, the Company’s share capital was increased against a contribution in cash of €29,000, from €2,000 to €31,000 represented by 31,000 ordinary shares (parts sociales), with a nominal value of €1.00 each. It was then decided to cancel the nominal value of the 31,000 ordinary shares representing the share capital of the Company and to convert them into 25,000,000 shares with no nominal value.

By resolution of the General Meeting held on June 16, 2015, at which the Company was transformed into a public limited liability company (société anonyme), the 25,000,000 ordinary shares (parts sociales) were re-classified to registered shares with the objective of compulsory conversion into shares in dematerialized form as per the compulsory conversion procedure adopted in that resolution. This conversion took effect and was documented before a Luxembourg notary, with the subsequent change to the Articles of Association on June 22, 2015.

By resolution of the then sole director of the Company dated July 22, 2015, the Company’s share capital was increased against a contribution in cash of €12,400 from €31,000 to €43,400 represented by 35,000,000 shares in dematerialized form with no nominal value.

By resolution of the Board of Directors dated April 20, 2016 and the confirmation by two delegates of the Board of Directors on April 21, 2016, the Company’s share capital was increased against a contribution in cash of €4,340 from €43,400 to €47,740 represented by 38,499,999 shares in dematerialized form with no nominal value.

By resolution of the Board of Directors dated September 12, 2016 and the confirmation by two delegates of the Board of Directors on September 14, 2016, the Company’s share capital was increased against a contribution in cash of €6,944 from €47,740 to €54,684 represented by 44,100,000 shares in dematerialized form with no nominal value.

By resolution of the Board of Directors dated November 13, 2018 and a confirmation by a delegate of the Board of Directors on December 14, 2018, the Company’s share capital was increased, by incorporation of reserves in an amount of €38.14 from €54,684 to €54,722.14 represented by 44,130,757 shares in dematerialized form with no nominal value (for the purposes of issuing new shares under a long term incentive plan).

By resolution of the Board of Directors dated June 13, 2019 and a confirmation by two delegates of the Board of Directors on July 5, 2019, the Company’s share capital was increased, by incorporation of reserves in an amount of €79.17 from €54,722.14 to €54,801.31 represented by 44,194,607 shares in dematerialized form with no nominal value (for the purposes of issuing new shares under a long term incentive plan).

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17.3	Authorized Capital

As of the date of the publication of the Offer Document, the Company’s authorized capital amounts to €750,000,000, of which €54,801.31 has been issued.

17.4	Issuance of New Shares

The General Meeting or the Board of Directors (within the limits as described below) may from time to time issue shares up to the amount of the authorized capital. Shares in dematerialized form shall be issued in accordance with Chapter II, Section 1 of the Luxembourg law of April 6, 2013 on dematerialized securities.

Pursuant to the Article 5 of the Articles of Association, authorization is given to the Board of Directors (or delegates duly appointed by the Board of Directors) to issue shares from time to time within the limits of the authorized capital at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegates may in its or their discretion resolve in its or their own discretion. The Board of Directors is authorized to grant existing shares or issue new shares to the following persons free of charge: employees or a certain category of employees of the Company; employees of subsidiaries in which the Company directly or indirectly holds at least 10% of share capital or voting rights; employees of companies of which at least 50% of share capital or voting rights are held directly or indirectly by a company that itself holds directly or indirectly at least 50% of the share capital of the Company; officers of the Company or of any of the companies mentioned above or certain categories of such officers. The Board of Directors is authorized to determine the conditions and modalities of any grant or issue of shares free of charge (including any required minimum holding period).

Pursuant to Article 5 of the Articles of Association, the shareholders have statutory preferential subscription rights in case of an issuance of new shares in return for contributions in cash. Preferential subscription rights are granted proportional to the fraction of the capital represented by the shares held by each shareholder. The Board of Directors is authorized to suppress, waive or limit the shareholders’ preferential subscription rights in any decision regarding a capital increase to the extent the Board of Directors deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of the Company’s authorized unissued capital. In addition, the General Meeting may take a decision to limit or exclude the preferential subscription rights of shareholders in accordance with the relevant provisions of law.

If the Company decides to issue new shares in the future and does not exclude the preferential subscription rights of existing shareholders, the Company will publish the decision by placing an announcement in the Recueil électronique des sociétés et associations, in a newspaper published in Luxembourg and on the website of the Company. The announcement will specify the period in which the preferential subscription rights may be exercised. Such period may not be shorter than 14 days from the date of publication in the Recueil électronique des sociétés et associations. Luxembourg law does not provide for any procedure for determining the preferential subscription right exercise date and such date is always defined in the relevant resolution on the issue of shares. The announcement will also specify the details regarding the procedure for exercise of the preferential subscription rights. The preferential subscription right is exercised by placing an order with the Company and paying for the newly issued shares. Under Luxembourg law, preferential subscription rights are transferable and tradable property rights.

The Articles of Association prohibit the Company from issuing fractional shares. The Board of Directors is authorized at its discretion to provide for the payment of cash in lieu of any fraction of a share.

17.5	Share Premium

In addition to the issued capital, the Company may have a premium account into which any premium paid on any share is transferred. The amount standing to the credit of the premium account may be used by the Board of Directors (i) to pay for any of the Company’s shares, which the Company may repurchase from its shareholders, (ii) to offset any net realized losses, (iii) to make distributions to the shareholders in the form of a dividend or (iv) to allocate funds to the legal reserve.

17.6	Non-Share Capital Contribution

The Company may, without limitation, accept equity or other contributions from existing shareholders without issuing any shares or other securities in consideration for the contribution and may credit the

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contributions to one or more accounts. Decisions as to the use of such accounts are to be taken by the Board of Directors subject to compliance with the Articles of Association and applicable law. For the avoidance of doubt, any such decision does not need to allocate to the contributor any amount contributed to such accounts.

17.7	Purchase of Own Shares

The Company and its subsidiaries currently do not hold any own shares, nor does a third party on behalf of the Company or its subsidiaries. After completion of the Offer, ADO Group Ltd. will hold 33.25% of the Company’s shares.

According to Article 5 of the Articles of Association, the Company may, to the extent and under the terms permitted by law, repurchase its own shares. Without prejudice to the principle of equal treatment of shareholders in the same situation and the provisions of the Luxembourg law of December 23, 2016 on market abuse, pursuant to Article 430-15 of the Luxembourg Company Law, the Company may acquire its own shares either itself or through a person acting in its own name but on the Company’s behalf subject to the following statutory conditions:

(1)

the authorization to acquire shares is to be given by a general shareholders’ meeting, which determines the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the duration of the period for which the authorization is given and which may not exceed five years and, in the case of acquisition for value, the maximum and minimum consideration;

(2)

the acquisitions must not have the effect of reducing the net assets of the Company below the aggregate of the subscribed capital and the reserves, which may not be distributed under the law or the Articles of Association; and

(3)	only fully paid-up shares may be included in the transaction.

At the time each authorized acquisition is carried out, the Board of Directors must ensure that the statutory conditions mentioned in the preceding paragraph are complied with.

Where the acquisition of the Company’s own shares is necessary in order to prevent serious and imminent harm to the Company, no authorization will be required from the General Meeting. In such a case, the next General Meeting must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them.

No authorization will likewise be required from the General Meeting in the case of shares acquired either by the Company itself or by a person acting in his/her own name but on behalf of the Company for the distribution thereof to the staff of the Company. The distribution of any such shares must take place within twelve months from the date of their acquisition.

Pursuant to Article 430-16 of the Luxembourg Company law, none of the abovementioned statutory conditions, except for the condition described under (2) above, apply to the acquisition of:

(a)	shares acquired pursuant to a decision to reduce the capital or in connection with the issue of redeemable shares;

(b)	shares acquired as a result of a universal transfer of assets;

(c)	fully paid-up shares acquired free of charge or acquired by banks and other financial institutions pursuant to a purchase commission contract;

(d)

shares acquired because of a legal obligation or a court order for the protection of minority shareholders, in particular, in the event of a merger, the division of the Company, a change in the Company’s object or form, the transfer abroad of its registered office or the introduction of restrictions on the transfer of shares;

(e)	shares acquired from a shareholder in the event of failure to pay them up; and

(f)	fully paid-up shares acquired pursuant to an allotment by court order for the payment of a debt owed to the Company by the owner of the shares.

Shares acquired in the cases indicated under (b) to (f) must, however, be disposed of within a maximum period of three years after their acquisition, unless the nominal value, or, in the absence of nominal value,

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the accounting par value of the shares acquired, including shares which the Company may have acquired through a person acting in its own name, but on behalf of the Company, does not exceed ten percent of the subscribed capital.

If the shares so acquired are not disposed of within the period prescribed, they must be cancelled. The subscribed capital may be reduced by a corresponding amount. Such a reduction is compulsory where the acquisition of shares and their subsequent cancellation results in the Company’s net assets having fallen below the amount of the subscribed capital and the reserves which may not be distributed under the law or the Articles of Association.

Any shares acquired in contravention of the above conditions (a) to (f) must be disposed of within a period of one year after the acquisition. If they have not been disposed of within that period, they must be cancelled.

Any shares acquired in contravention of Articles 430-15 and 430-17, must be disposed of within a period of one year after the acquisition. If they have not been disposed of within that period, they must be cancelled.

In those cases where the acquisition of its own shares by the Company is permitted in accordance with the foregoing, the holding of such shares is subject to the following conditions: (i) among the rights attaching to the shares, the voting rights in respect of the Company’s own shares are suspended; and (ii) if the said shares are included among the assets shown in the balance sheet, a non-distributable reserve of the same amount is to be created among the liabilities.

Where the Company has acquired own shares in accordance with the abovementioned, the annual report of the Board of Directors must indicate: (i) the reasons for acquisitions made during the fiscal year, (ii) the number and, if applicable, the nominal value of the shares acquired and disposed of during the fiscal year and the proportion of the subscribed capital which they represent, (iii) in the case of acquisition or disposal for value, the consideration for the shares and (iv) the number and, if applicable, the nominal value of all the shares acquired and held in the Company’s portfolio as well as the proportion of the subscribed capital which they represent.

17.8	Share-Based Remuneration and Stock Plans

The Company had entered into service agreements with the previous members of the Board of Directors and the Senior Management which contain long-term and short-term incentive payments. The respective service agreements with each previous member of the Board of Directors and the Senior Management have been terminated with effect as the end of June 2020. The current member of the Senior Management also has a service agreement with long-term incentive payment and short-term incentive payment. For more information, see “18.4.3 Short-Term Incentive Program (STI)” and “18.4.4 Long-Term Incentive Program (LTI)”.

17.9	Ownership and Transfer of Shares

The dematerialized shares will only be represented, and the ownership of such shares will only be established by a record in the name of the shareholder in a securities account. LuxCSD may issue or request the Company to issue certificates relating to dematerialized shares for the purpose of international circulation of securities.

The dematerialized shares issued by the Company shall be recorded at all times in the single securities issuance account of LuxCSD, which shall indicate the identification elements of these dematerialized shares, the quantity issued and any subsequent changes.

To allow the account keepers or, where applicable, the foreign account keepers to exercise their associational rights and their rights of action against the Company or third parties, they shall issue certificates to their account holders in exchange for written certification by the latter that they hold the securities concerned for own account or act pursuant to a right granted by the holder of the securities. Reference shall be made of it on the certificate.

The Company’s shares will be freely transferable in accordance with the legal requirements for dematerialized shares. The Board of Directors may, however, impose transfer restrictions for the Company’s shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the requirements applicable therein.

The transfer of a dematerialized share occurs by book entry (virement de compte à compte).

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17.10	Variation of Rights; Amendments of the Articles of Association

All or any of the rights attached to the shares may from time to time (whether or not the Company is being wound up) be varied by decision of the extraordinary General Meeting in the manner required for the amendment of the Articles of Association. Any provisions of the Articles of Association may be amended by resolution of the shareholders at an extraordinary General Meeting.

17.11	Changes in Share Capital

The Company may by resolution adopted at a General Meeting in the manner required for amendment of the Articles of Association, increase, reduce, consolidate or sub-divide its shares or any of them. In addition, the Board of Directors is authorized to issue shares up to the total amount of the authorized unissued share capital (see “17.4 Issuance of New Shares” above).

The Company may proceed to repurchase its own shares within the limits laid down by law (see “17.7 Purchase of Own Shares”).

17.12	Dividends

There are no fixed dates on which a shareholder is entitled to receive a dividend. The Company may declare and pay dividends in accordance with Luxembourg company law. Dividends may be declared by the General Meeting upon approval of the annual accounts for the immediately preceding financial year.

The Articles of Association also provide that the Board of Directors has the power to decide on and distribute interim dividends (including by way of staggered payments) by way of a cash dividend or by way of a dividend in kind, in accordance with the statutory provisions applicable to commercial companies.

Dividends may be declared or paid in cash as well as in kind including by way of issuance of shares.

The amount of a dividend declared by the General Meeting upon approval of the annual accounts may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, minus any losses carried forward and sums to be placed in reserve in accordance with the law or the Articles of Association. Interim dividends may be declared and paid by the Board of Directors out of available net profits, premium or other available reserves subject to compliance with conditions required by the Luxembourg Companies Law subject to such dividend not exceeding the amount available for distribution which shall not exceed total profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of the law or the Articles of Association.

No dividend or other moneys payable on or in respect of an ordinary share shall bear interest required to be paid by the Company. If the Company declares to pay dividends to its shareholders, each shareholder is entitled to receive a dividend in proportion to the amount of capital held by it in the Company. Any dividend unclaimed after a period of five years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company. There are no specific dividend restrictions or procedures for non-resident shareholders.

The Company shall make payments, by way of dividends or otherwise, in cash, shares or other assets only into the hands of LuxCSD and that payment shall release the Company from any and all obligations in respect of such payment.

17.13	Voting Rights, General Meeting

Each of the Company’s shares entitles its holder to attend all General Meetings of the shareholders, either in person or by proxy, to address the General Meeting and to exercise voting rights. Each of the Company’s shares entitles the holder to one vote at a General Meeting. There is no minimum shareholding required to be able to attend or vote at a General Meeting.

As long as the Company’s shares are admitted to trading on a regulated market within a member state of the European Union, general meetings of the shareholders will be convened in accordance with the provisions of the Luxembourg law of May 24, 2011 on the exercise of certain rights of shareholders in general meetings of the shareholders of listed companies and implementing Directive 2007/36/EC of the

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European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies, as amended by the Luxembourg law of August 1, 2019 to implement Directive (EU) 2017/828 as regards the encouragement of long-term shareholder engagement (the “Luxembourg Shareholder Rights Law”) and the Articles of Association.

To vote at meetings, shareholders entitled to vote must duly evidence their shareholdings as of the record date determined in accordance with the Luxembourg Shareholder Rights Law. A shareholder may act at any General Meeting by appointing another person (who need not be a shareholder) as his/her/its proxy in accordance with the provisions of the Luxembourg Shareholder Rights Law.

In accordance with Luxembourg Shareholder Rights Law, the convening notice is to be published at least thirty days before the day of the meeting in the official gazette of the Grand Duchy of Luxembourg (Recueil électronique des sociétés et associations), and a Luxembourg newspaper and in media which may reasonably be relied upon for the effective dissemination of information to the public throughout the European Economic Area, and which is accessible rapidly and on a non-discriminatory basis. If a General Meeting is adjourned for lack of quorum, provided that the convening requirements of the Luxembourg Shareholder Rights Law have been complied with and no new item has been added to the agenda, the 30-day period is reduced to a 17-day period.

These convening notices must, inter alia, contain the precise date and location of the General Meeting and the proposed agenda. It must also set out the conditions for attendance and representation at the meeting.

Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are generally ordinary resolutions.

Extraordinary resolutions are generally required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preferential subscription rights, (c) approval of a statutory merger or de-merger (scission) or certain other restructurings, (d) dissolution of the Company and (e) an amendment to the Articles of Association.

For any extraordinary resolutions to be considered at a General Meeting, the quorum must generally be at least one-half of the issued share capital to which voting rights are attached under the Articles of Association or Luxembourg law, unless otherwise provided by the Articles of Association or mandatorily required by law. If such quorum is not present, a second General Meeting may be convened at a later date with no quorum according to the appropriate notification procedures. Extraordinary resolutions must generally be adopted at a General Meeting (except as otherwise provided by mandatory law or the Articles of Association) by a two-thirds majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Any increases in the commitments of shareholders are subject to unanimous approval.

No quorum is required for any ordinary resolutions to be considered at a General Meeting. Ordinary resolutions are adopted by a simple majority of votes validly cast on such resolution by shareholders present or represented, subject in certain circumstances to a different majority as required under the Articles of Association or Luxembourg law. Abstentions are not considered “votes”.

The Company’s annual General Meeting shall be held in accordance with Luxembourg law within six months of the end of the Company’s financial year (the “Annual General Meeting”) in Luxembourg at the registered office of the Company, or at such other place in Luxembourg as may be specified in the convening notice of the meeting.

Other general meetings of the shareholders may be called as often as the interest of the Company demands and be held at such place and time as may be specified in the respective convening notice of the meeting.

If the entire issued share capital of the Company is present or represented at a General Meeting and declare that they have been informed of the agenda, the General Meeting may be held without prior notice.

The Board of Directors, the supervisory board, if any, as well as the statutory auditor, have the right to convene a General Meeting. The Board of Directors is obliged to call a General Meeting to be held within one month when a group of shareholders representing at least one-tenth of the issued and outstanding shares requests the convening of a General Meeting in writing indicating the agenda of the proposed meeting. If further to a valid request by shareholders, no General Meeting is convened within the time

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limit, the General Meeting may be called by a person designated by the president of the commercial division of the district court (président du tribunal d’arrondissement) at the request of shareholders representing at least one-tenth of the issued and outstanding shares.

In accordance with the Luxembourg Shareholder Rights Law, shareholders holding individually or collectively at least 5% of the issued share capital of the Company (a) have the right to put items on the agenda of the General Meeting and (b) have the right to table draft resolutions for items included or to be included on the agenda of the General Meeting. Those rights shall be exercised by the request in writing of the relevant shareholders submitted to the Company by postal services or electronic means. The request must be accompanied by a justification or a draft resolution to be adopted in the General Meeting and shall include the electronic or mailing address at which the Company can acknowledge receipt of the request. Any such request from shareholders must be received by the Company not later than on the twenty-second day prior to the date of the General Meeting.

17.14	Information Rights

In accordance with the Luxembourg Shareholder Rights Law, the Company shall make available to its shareholders on its website for a continuous period beginning on the day of publication of the convening notice of the general meeting (which must be at least 30 days prior to the meeting) and including the day of the General Meeting, inter alia, such documents which need to be submitted to the General Meeting and the convening notice. Shareholders may upon request obtain a copy of the full, unabridged text of the documents to be submitted to the General Meeting by electronic means or at the registered office of the Company.

The Board of Directors may take the decision to adjourn the General Meeting at any time during the meeting for a period of up to four weeks. It is required to do so on request by shareholders representing at least 10% of the issued share capital. The adjournment (which also applies to meetings called to amend the Articles of Association) will render null and void any decisions taken at the General Meeting. The second General Meeting may adopt final decisions, provided that, in the case of an amendment to the Articles of Association, the requisite quorum is present.

In accordance with the Luxembourg Shareholder Rights Law, shareholders have the right to ask questions at the general meetings of the shareholders related to items on the agenda. The right to ask questions and the obligation of the Company to answer are subject to the measures to be taken by the Company to ensure the identification of shareholders, the good order of the General Meeting and its preparation as well as the protection of confidentiality and business interests of the Company.

Shareholders must be informed in detail of the remuneration of directors and the Company’s remuneration policy. The Company must prepare a management remuneration policy describing all components, criteria, methods and modalities applied to determine the fixed and variable remuneration of directors. Shareholders have an advisory vote on this policy, unless the Articles of Association provide otherwise. The remuneration policy must be submitted to the General Meeting for approval each time there is a significant change thereto and at least every four years. In addition, the Company must prepare a report for the General Meeting on the remuneration and benefits granted to directors.

The Company is required to publicly disclose material transactions (excluding transactions taking place as part of the Company’s ordinary activity and concluded under normal market conditions) with related parties no later than conclusion of the transaction. The shareholders of the Company must approve material transactions with related parties. With regard to the definition of a material transaction, both the nature of the transaction and the position of the related party must be taken into account. Note that under the Luxembourg Shareholder Rights Law, certain disclosure obligations (including certain annual disclosure obligations) are also imposed on institutional investors and asset managers (more in particular, in respect of their engagement policy and how such policy is implemented). In addition, certain obligations are imposed on proxy advisors and intermediaries.

17.15	Distribution Of Assets on Winding-Up

In the event of liquidation, dissolution or winding-up of the Company, the net assets remaining after payment of all debts, charges and expenses shall be distributed to the shareholders in proportion to their respective shareholdings.

In the event of the dissolution of the Company for whatever reason, the liquidation will be performed by liquidators appointed by the General Meeting or, if no liquidators are so appointed, by all members of the

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Board of Directors. Once all debts, charges and liquidation expenses have been met, any balance resulting shall be paid to the shareholders.

17.16	Mandatory Takeover Bids and Exclusion of Minority Shareholders

17.16.1	Mandatory Bids, Squeeze-Out and Sell-Out Rights

The Luxembourg Takeover Law (Offres Publiques d’Acquisition) provides that if a person, acting alone or in concert, obtains voting securities of the Company which, when added to any existing holdings of the Company’s voting securities, give such person control over the Company, which under the Luxembourg Takeover Law is set at 33 1/3% of all of the voting rights attached to the voting securities in the Company, this person is obliged to launch a mandatory bid for the remaining voting securities in the Company at a fair price.

Following the implementation of Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, any voluntary bid for the takeover of the Company and any mandatory bid will be subject to shared regulation by the Financial Sector Supervisory Authority (Commission de Surveillance du Secteur Financier) of the Grand Duchy of Luxembourg (“CSSF”) pursuant to the Luxembourg Takeover Law, which has implemented the Takeover Directive into Luxembourg law, and by the BaFin pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

Under the shared regulation regime, German takeover law applies to the matters relating to the consideration offered, the bid procedure, the content of the offer document and the procedure of the bid. The German Regulation on the Applicability of the Takeover Code (WpÜG-Anwendbarkeitsverordnung) specifies the applicable provisions in more detail. Matters regarding company law (and related questions), such as, for instance, the question relating to the percentage of voting rights which give control over a company and any derogation from the obligation to launch a bid or regarding information to be provided to employees of the target company, and, to the extent applicable, any sell-out or squeeze-out procedures further to a voluntary or mandatory takeover bid, will exclusively be governed by Luxembourg law.

The Luxembourg Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Company and the bidder holds voting securities representing not less than 95% of the share capital that carry voting rights to which the offer relates and 95% of the voting rights, the bidder may require the holders of the remaining voting securities to sell those securities to the bidder. The price offered for such securities must be a “fair price.” The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if at least 90% of the securities comprised in the bid were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price.” The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders of the Company. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the acceptance period of the offer.

The Luxembourg Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Company and if after such offer the bidder (and any person acting in concert with the bidder) holds voting securities carrying more than 90% of the voting rights, the remaining security holders may require that the bidder purchase the remaining voting securities. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if at least 90% of the securities comprised in the bid were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price.” The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash.

Moreover, an all-cash option must be offered to the remaining shareholders of the Company. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the acceptance period of the offer.

Where the Company has issued more than one class of voting securities, the rights of squeeze-out and sellout described in the last two preceding paragraphs can be exercised only in the class in which the applicable thresholds have been reached.

17.16.2	Luxembourg Mandatory Squeeze-Out and Sell-Out Law

The Company may also be subject to the Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or

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which have been subject to a public offer (the “Luxembourg Mandatory Squeeze-Out and Sell-Out Law”). The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that if any individual or legal entity, acting alone or in concert with another, becomes the owner directly or indirectly of a number of shares or other voting securities representing at least 95% of the voting share capital and 95% of the voting rights of the Company: (i) such owner may require the holders of the remaining shares or other voting securities to sell those remaining securities (the “Mandatory Squeeze-Out”); and (ii) the holders of the remaining shares or securities may require such owner to purchase those remaining shares or other voting securities (the “Mandatory Sell-Out”). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out must be carried out in accordance with the Luxembourg Mandatory Squeeze-Out and Sell-Out Law and under the supervision of the CSSF.

17.17	Shareholding Disclosure Requirements

17.17.1	Luxembourg Transparency Law

Holders of the shares and derivatives or other financial instruments linked to the shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market, as amended (the “Luxembourg Transparency Law”). The following description summarizes these obligations. The Company’s shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, if a person acquires or disposes of a shareholding in the Company, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the total voting rights existing when the situation giving rise to a declaration occurs (the “Relevant Threshold”), such person must simultaneously notify the Company and the CSSF of the proportion of voting rights held by it further to such event.

A person must also notify the Company and the CSSF of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the Relevant Threshold as a result of events changing the breakdown of voting rights and on the basis of the information disclosed by the Company.

The same notification requirements apply to a natural person or legal entity to the extent they are entitled to acquire, to dispose of, or to exercise voting rights in any of the following cases or a combination of them:

(a)

voting rights held by a third party with whom that person or entity has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the Company;

(b)	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

(c)	voting rights attaching to shares which are lodged as collateral with that person or entity, provided the person or entity controls the voting rights and declares their intention of exercising them;

(d)	voting rights attaching to shares in which that person or entity has the life interest;

(e)	voting rights which are held, or may be exercised within the meaning of points (a) to (d), by an undertaking controlled by that person or entity;

(f)	voting rights attaching to shares deposited with that person or entity which the person or entity can exercise at his/her/its discretion in the absence of specific instructions from the shareholders;

(g)	voting rights held by a third party in its own name on behalf of that person or entity; and

(h)

voting rights which that person or entity may exercise as a proxy where the person or entity can exercise the voting rights at their discretion in the absence of specific instructions from the shareholders.

The notification requirements also apply to a natural person or legal entity who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on such holder’s own initiative alone, under a formal agreement, shares to which voting rights are attached and already issued.

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The above notification requirements also apply to a natural person or legal entity that holds, directly or indirectly:

(i)

financial instruments that, on maturity, give the holder, under a formal agreement, either the unconditional right to acquire or the discretion as to his right to acquire shares, to which voting rights are attached, already issued by the Company, or

(ii)

financial instruments which are not included in point (i) above but which are referenced to the shares referred to in that point and with an economic effect similar to that of the financial instruments referred to in that point, whether or not they confer a right to a physical settlement.

The notification required shall include the breakdown by type of financial instruments held in accordance with point (i) above and financial instruments held in accordance with point (ii) above, distinguishing between the financial instruments which confer a right to a physical settlement and the financial instruments which confer a right to a cash settlement.

The number of voting rights shall be calculated by reference to the full notional amount of shares underlying the financial instrument except where the financial instrument provides exclusively for a cash settlement, in which case the number of voting rights shall be calculated on a ‘delta-adjusted’ basis, by multiplying the notional amount of underlying shares by the delta of the instrument. For this purpose, the holder shall aggregate and notify all financial instruments relating to the same underlying issuer. Only long positions, ie. such buyer positions, that are entered into in the expectation that the value of the share will increase, shall be taken into account for the calculation of voting rights. Long positions shall not be netted with short positions, ie. such seller positions, that are entered into in the expectation that the value of the share will decrease, relating to the same underlying issuer.

For the purposes of the above, the following shall be considered to be financial instruments, provided they satisfy any of the conditions set out in points (i) or (ii) above:

(a)	transferable securities;

(b)	options;

(c)	futures (ie. forward transactions in which a seller contractually undertakes to deliver goods or assets to the buyer at a previously agreed date and price);

(d)	swaps (ie. agreements regarding the exchange of liabilities or claims);

(e)	forward rate agreements (ie. agreements about interest rate futures that enable securing an interest rate for a future investment period);

(f)	contracts for differences; and

(g)	any other contracts or agreements with similar economic effects which may be settled physically or in cash.

The notification requirements described above shall also apply to a natural person or a legal entity when the number of voting rights held directly or indirectly by such person or entity aggregated with the number of voting rights relating to financial instruments held directly or indirectly reaches, exceeds or falls below a Relevant Threshold. Any such notification shall include a breakdown of the number of voting rights attached to shares and voting rights relating to financial instruments.

Voting rights relating to financial instruments that have already been notified to that effect shall be notified again when the natural person or the legal entity has acquired the underlying shares and such acquisition results in the total number of voting rights attached to shares issued by the same issuer reaching or exceeding a Relevant Threshold.

The notification to the Company and the CSSF must be effected promptly, but not later than four trading days after the date on which the shareholder, or person to whom the voting rights are attributed as set out above (i) learns of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, or (ii) is informed of an event changing the breakdown of voting rights by the Company. Upon receipt of the notification, but not later than three trading days thereafter, the Company must make public all the information contained in the notification as regulated information within the meaning of the Luxembourg Transparency Law.

As long as the notifications have not been made to the Company in the manner prescribed, the exercise of voting rights relating to the shares exceeding the fraction that should have been notified is suspended. The

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suspension of the exercise of voting rights is lifted as of the moment the shareholder makes the notification.

Where within the fifteen days preceding the date for which the general shareholders’ meeting has been convened, the Company receives a notification or becomes aware of the fact that a notification has to be or should have been made in accordance with the Luxembourg Transparency Law, the Board of Directors may postpone the general shareholders’ meeting for up to four weeks.

In accordance with Article 8(4) of the Luxembourg Transparency Law, the disclosure requirements do not apply to the acquisition or disposal of a major holding by a market maker (teneur de marché) in securities insofar as the acquisition or disposal is effected in their capacity as a market maker in securities and insofar as the acquisition is not used by the market maker to intervene in the management of the Company.

In accordance with Article 8(6) of the Luxembourg Transparency Law, the disclosure requirements do not apply to voting rights attached to securities acquired for stabilization purposes, provided that the voting rights attached to these shares are not exercised or otherwise used to intervene in the management of the Company.

17.17.2	German Securities Trading Act

The Company is also subject to certain provisions of the German Securities Trading Act (Wertpapierhandelsgesetz), which governs disclosure to shareholders and reporting duties. These provisions state, among other things, that the Company must publish notices made by shareholders in accordance with the Luxembourg Transparency Law that such shareholder’s shareholding in the Company reached, exceeded or fell below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% and 66 2⁄3% immediately, but no later than within three trading days after receiving them, via media outlets or outlets where it can be assumed that the notice will be disseminated in the European Union and the non-European Union parties to the agreement on the European Economic Area. The Company must also transmit the notice to the BaFin and to the German Company Register (Unternehmensregister) for storage.

17.17.3	Luxembourg Squeeze-out and Sell-out Law

Pursuant to Article 3 of the Luxembourg Mandatory Squeeze-Out and Sell-Out Law, any individual or legal entity, acting alone or in concert with another, who (i) becomes the owner directly or indirectly of a number of shares or other voting securities representing at least 95% of the voting share capital and 95% of the voting rights of the Company, (ii) falls below one of the thresholds under (i) above (after having crossed these thresholds) or (iii) acquires additional shares (after having crossed the thresholds), must notify the Company and the CSSF. The notification by the relevant individual or legal entity shall include, in addition to the relevant percentage of the participation held in the Company, (i) the transaction that triggered the notification requirement, (ii) the effective date of such transaction, (iii) its identity, and (iv) the ways the shares or other voting securities are being held.

The notification to the Company and the CSSF must be effected as soon as possible, but not later than four working days after obtaining knowledge of the effective acquisition or disposal or of the possibility of exercising or not the voting rights. Upon receipt of the notification, but no later than three working days in Luxembourg thereafter, the Company must make public all the information contained in the notification in a manner ensuring fast access to the information and on a non-discriminatory basis.

17.18	Directors Dealings

A person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 25 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (“MAR”), must notify the Company and CSSF of transactions undertaken for their own account relating to the Company’s shares or to financial instruments based on the Company’s shares (subject to a €5,000.00 de-minimis exception per calendar year for all such transactions). This also applies to persons closely associated with a person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 26 MAR. Such notifications shall be made promptly and no later than three business days after the date of the relevant transaction. The Company shall ensure that such notifications are made public promptly and no later than three business days after the relevant transaction.

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During a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the Company is required to make public according to (i) the rules of the trading venue where the Company’s shares are admitted to trading or (ii) national law, persons discharging managerial responsibilities are prohibited from conducting for their own account or for the account of a third party any transactions directly or indirectly relating to shares or debt instruments of the Company, or to derivatives or other financial instruments linked to such securities.

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18.        DESCRIPTION OF THE GOVERNING BODIES OF THE COMPANY

18.1	Overview

The governing bodies of the Company are the Board of Directors (as defined below) and the General Meeting (as defined below). The powers of these governing bodies are defined in the Luxembourg Companies Law and the Articles of Association. The Board of Directors together with the Senior Management (as defined below) manages the Company in accordance with applicable laws (see “18.9 Corporate Governance”).

18.2	Board of Directors

The management of the Company is vested in the board of directors (the “Board of Directors”). The Articles of Association provide that the Board of Directors must comprise at least one member if there is only one shareholder and if there is more than one shareholder, the Board of Directors shall comprise at least three members.

The Board of Directors convenes whenever required by the Company’s affairs. The meetings are called by the chairman of the Board of Directors (the “Chairman”). Furthermore, the Board of Directors is convened if so requested by any member of the Board of Directors. The Chairman presides at meetings of the Board of Directors.

The meetings of the Board of Directors shall be held in Luxembourg at the location and the time indicated in the convening notice unless the meetings need to be held abroad for exceptional reasons. Except in an instance of urgency or for regularly scheduled meetings, the meetings of the Board of Directors shall be announced in writing at least five days in advance. A convening notice may be dispensed with if all members of the Board of Directors consent. The meetings of the Board of Directors and its committees may be held by using means of telecommunication (e.g. video or telephone conference) which are continuously on-line, enabling the identification of the members taking part in the meeting and enabling all persons taking part to communicate.

A majority of the members of the Board of Directors present or represented at a meeting of the Board of Directors constitutes a quorum, and resolutions are adopted by the simple majority vote of the members of the Board of Directors present or represented. The Board of Directors may also take decisions by means of circular resolutions in writing signed by all directors. Each member of the Board of Directors can mandate another member of the Board of Directors in writing to represent him. Each member of the Board of Directors can represent one or more other members of the Board of Directors.

The General Meeting elects members of the Board of Directors who may, but do not have to, be shareholders and decides their respective terms which may not exceed six years. Directors may be re-elected. The General Meeting may dismiss one or more directors at any time, with or without cause, by a resolution passed by simple majority vote, irrespective of the number of the Company’s shares present at such General Meeting. If the Board of Directors has a vacancy, the remaining directors have the right to appoint a replacement until the next General Meeting.

The business address of all members of the Board of Directors is that of the Company’s registered office: 1B Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg.

18.2.1	Duties of a Member of the Board of Directors under Luxembourg Law

The members of the Board of Directors are liable towards the Company, in accordance with general Luxembourg law, for the execution of the mandate given to them and for any misconduct in the management of the Company’s business. They are jointly and severally liable towards the Company as well as to any third party for damages resulting from any violation of the law or the Articles of Association, but they may be discharged from such liability in the case of a violation in which they did not participate, provided no misconduct is attributable to them and they have reported any violation to the next General Meeting after having been made aware of it.

The responsibility of members of the Board of Directors may be asserted in the name of the Company following a decision by the General Meeting.

It is possible for minority shareholders and holders of beneficial parts to commence judicial proceedings against members of the Board of Directors for the account of the Company. Such proceedings may be brought by one or several shareholders or owners of beneficial parts that hold at least 10% of votes attaching to instruments conferring the right to vote at any General Meeting that has decided on a discharge of members of the Board of Directors.

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One or more shareholders representing at least 10% of the issued capital or 10% of the votes attaching to all existing instruments giving voting rights, either individually or as a group, may put questions relating to one or several operations of the Company, as well as any affiliated companies controlled by the Company within the meaning of Article 1711-1 of the Luxembourg Companies Law, to the Board of Directors in writing. In the latter case, the request has to be considered in the light of the interests of the companies that are consolidated. A copy of the response is furnished to the auditor of the Company. If no response is received within one month, the shareholders may ask the president of the district court to nominate one or several experts to establish a report on the operations that form the basis of the written request.

18.2.2	Power and Duties of the Board of Directors

The Board of Directors is vested with the broadest powers to take any action necessary or useful to fulfill the Company’s corporate objective with the exception of the actions reserved, by law or by the Articles of Association, to the General Meeting.

According to the Articles of Association, the Board of Directors may, in particular, purchase real estate directly or through intervening companies, issue bonds and other debt obligations, provide mortgages or other security, reduce or forgive debts and conclude settlements on behalf of the Company. Within the limits provided for by law, the Board of Directors may delegate to one or more persons the daily management of the Company and the authority to represent the Company (a “Daily Manager”). The Board of Directors may revoke any such delegation of any one or more Daily Managers at any time. As of the date of the publication of the Offer Document, Thierry Beaudemoulin (Chief Executive Officer) is appointed as a Daily Manager.

The Board of Directors is empowered by the Articles of Association to elect a Chairman, an Executive Vice Chairman and one or more deputy chairmen.

The Board of Directors’ duties, responsibilities and internal rules of procedures are described in the Company’s rules of procedure (the “Rules of Procedure”) as adopted by the Board of Directors’ on January 16, 2020. The Board of Directors may amend the Rules of Procedure from time to time.

18.2.3	Representation Towards Third Parties

The Company shall be bound by (i) the joint signatures of two members of the Board of Directors or (ii) by the sole or joint signature(s) of any person or persons to whom such signatory power shall have been delegated by the Board of Directors. The Daily Manager represents the Company vis-à-vis third parties in the course of the daily management.

18.2.4	Composition of the Board of Directors

The Board of Directors is composed of the following seven members:

Name	Position	Start of Appointment	End of Appointment
Dr. Peter Maser	Chairman	December 10, 2019	Date of the Annual General Meeting held in 2020
Thierry Beaudemoulin	Director	December 10, 2019	Date of the Annual General Meeting held in 2020
Dr. Ben Irle	Director	December 10, 2019	Date of the Annual General Meeting held in 2020
Florian Sitta	Director	December 10, 2019	Date of the Annual General Meeting held in 2020
Dr. Michael Bütter	Independent Director	June 20, 2019	Date of the Annual General Meeting held in 2020
Arzu Akkemik	Independent Director	December 10, 2019	Date of the Annual General Meeting held in 2020
Jörn Stobbe	Independent Director	June 20, 2019	Date of the Annual General Meeting held in 2020

Dr. Peter Maser is qualified to practice law in Germany and obtained his doctorate in law at the University of Tübingen, Germany. Between 1989 and 1995, he held various positions at audit firms and trust agencies and at Mediagroup Ebner. As of 1992, Dr. Maser practices as an attorney-at-law and was a partner at a law firm in Freiburg im Breisgau, Germany. Since 2003, he is a partner at Deloitte Legal Rechtsanwaltsgesellschaft mbH.

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Thierry Beaudemoulin graduated from the Intitut d’Etudes Politiques de Paris, France in 1993 and obtained a master’s degree in real estate and urban planning from the same institution in 1995. From 1996 to 1998, Mr. Beaudemoulin was special advisor to the chief executive officer of Batigere. Between 1998 and 2000, he was head of property management at Foncia and held positions as asset manager and managing director France at ING REIM (Europe) between 2000 and 2004. From 2004 to 2006, Mr. Beaudemoulin was managing director for the Paris region at Batigere. Between 2006 and October 2019 he was chief executive officer at Covivio Germany and member of the executive board at Covivio.

Dr. Ben Irle completed an apprenticeship as a publisher at Gruner & Jahr in Hamburg, Germany and London, United Kingdom, following which he completed his legal studies at the University of Hamburg and Birmingham, United Kingdom, including post-graduate studies in business law in Hamburg and an LL.M. degree from the University of Birmingham. Moreover, Dr. Irle holds a doctorate in law from the University of Hamburg. Between 2005 and 2011, he was founding partner at a law firm in Berlin, Germany. Thereafter, in 2012 and 2013, he was managing partner at Irle Kalckreuth LLP and as of 2014, managing partner at Irle Moser Rechtsanwälte PartG in Berlin. Since 2017, Dr. Irle is chairman of the supervisory board of Focus Hören AG (Hamburg) and since 2019, Dr. Irle is member of the board of directors of ADO Group Ltd. in Israel.

Florian Sitta completed his legal studies in Kiel, Germany, Düsseldorf, Germany and New York, United States between 1994 and 2002. In 2003, Mr. Sitta was admitted to the German bar as an attorney-at-law. From 2004 to 2015, he was legal counsel and head of legal at Beate Uhse Aktiengesellschaft in Flensburg, Germany. Since 2016, Mr. Sitta is head of legal at ADLER Real Estate in Hamburg, Germany, and Berlin, Germany. Moreover, since 2019, he is chief executive officer of ADO Group Ltd. in Israel.

Arzu Akkemik holds a degree in international finance and accounting from the London School of Economics in London, United Kingdom. Ms. Akkemik started her career as an analyst at Barings Securities in London in 1993. From 1994 onwards, Ms. Akkemik worked in the practice areas of corporate finance and fund management in London. From 2005 to 2013, she was a director/senior fund manager at Rexiter Capital Management in London. In 2013, she founded Cornucopia Advisors Limited and Cornucopia Asset Management Limited.

Dr. Michael Bütter is qualified to practice law in Germany, holds a doctorate in law and graduated with a Master of Studies from the University of Oxford, England. Between 2001 and 2008, he worked at various law firms. From 2005 to 2008, Dr. Bütter was a partner at Hogan Lovells LLP. Between 2008 and 2013, he was, among others, the general counsel and chief compliance officer at Deutsche Annington SE (now Vonovia SE). From 2015 to 2018, he was a member of the executive board of Scout24 AG and chief executive officer of Immobilien Scout GmbH. Between 2016 and 2018, Dr. Bütter was a member of the advisory board and chief executive officer of Corestate Capital S.A.

Jörn Stobbe studied law at the University of Kiel, Germany, and completed his German law state examinations in 1995. Mr. Stobbe started his career at Landgesellschaft Schleswig-Holstein mbH in 1995. From 2000 to 2013, he worked at Clifford Chance. From 2013 to 2017, Mr. Stobbe was employed at RREEF Management GmbH. In 2017, he joined Union Investment Real Estate GmbH, where he currently serves as a member of the management board and Union Investment Institutional Property GmbH, where he also serves as a member of the management board.

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18.2.5	Directorships Held by Members of the Board of Directors

Except as set forth below, no member of the Board of Directors has held any directorship at any company (other than companies in the ADO Properties Group and companies that are subsidiaries of companies of which the respective member of the Board of Directors is or was a member of its board of directors or other governing body) or partnerships within the last five years:

Name	Entity	Position	Until
Dr. Peter Maser	Volksbank Stuttgart eG	Vice chairman of the supervisory board	Ongoing
	BF.direkt AG	Chairman of the supervisory board	Ongoing
	EURAM Bank AG	Chairman of the supervisory board	Ongoing
	The Grounds Real Estate Development AG	Vice chairman of the supervisory board	Until August 2019
	DEMIRE Deutsche Mittelstands Real Estate AG	Vice chairman of the supervisory board	Until February 2017
Thierry Beaudemoulin	Covivio SA	Member of the executive board	Until October 2019

Dr. Ben Irle	ADO Group Ltd.	Member of the board of directors	Ongoing
	Focus Hören AG	Chairman of the supervisory board	Ongoing
Florian Sitta	ADO Group Ltd.	Member of the board of directors	Ongoing
	Sitta & Partner Gesellschaft für Logistik mbH	Managing director	Ongoing
Dr. Michael Bütter	ASSMANN BERATEN+PLANEN AG	Deputy chairman of the supervisory board	Ongoing
	RICS Germany	Member of the management board	Ongoing
	Realconnext.com	Chairman of the advisory board	Ongoing
	Bots4YouGmbH	Member of the advisory board and stakeholder	Ongoing
	TLG Immobilien AG	Deputy chairman of the supervisory board	Until 2019
	Corestate Capital S.A.	Member of the advisory board and chief executive officer	Until 2018
	Scout 24 AG	Member of the executive board	Until 2018
	Immobilien Scout GmbH	Chief executive officer	Until 2018
Jörn Stobbe	Union Investment Real Estate GmbH	Member of the management board	Ongoing
	Union Investment Institutional Properties GmbH	Member of the management board	Ongoing
	1. FC Köln KGaA	Chairman of the advisory board	Ongoing
	Geneba Properties N.V.	Member of the advisory board	Until 2018
	RREEF Management GmbH	Member of the management board	Until 2017

Other than the above-mentioned directorships, no member of the Board of Directors performs any other activities outside of the Company which are significant with respect to the Company.

18.2.6	Compensation and Shareholdings of Members of the Board of Directors

Compensation of the members of the Board of Directors is generally determined by the General Meeting. In the fiscal year ended December 31, 2018, the then members of the Board of Directors were compensated as follows: The independent directors of the Board of Directors were entitled to receive a

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fixed annual remuneration of €50,000, and an additional €1,500 per attendance at a meeting of the Board of Directors or any committee of the Board of Directors. The other three members of the Board of Directors did not receive any payments. Mr. Rabin Savion only received payment in relation to his position as chief executive officer of the Senior Management.

The new members of the Board of Directors will receive the compensation of the members they replaced until the next General Meeting, which was established at the General Meeting 2019.

All members of the Board of Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors and meetings of committees. The respective compensation for members of the Board of Directors shall be paid pro rata for the days served as a member of the Board of Directors during each respective year and for committee members pro rata temporis for meetings actually attended. In addition, the Company has included the members of the Board of Directors in a D&O group insurance (see 13.6.5 Insurance Coverage). There exist no service contracts between members of the Board of Directors on the one hand and the company or a member of the ADO Properties Group on the other hand, which provide for benefits after termination of the employment relationship.

As of the date of the publication of the Offer Document, no member of the Board of Directors directly holds any shares in the Company or options on shares in the Company.

18.3	Committees

The Board of Directors may from time to time create one or several committees composed of members of the Board of Directors and/or external persons and to which it may delegate powers and roles as appropriate. At the date of the publication of the Offer Document, the Company has established three committees: the Audit Committee, the Nomination and Compensation Committee and the Ad Hoc Committee. The rules of procedure for the committees are governed by the Company’s rules of procedure for the Audit Committee, the Nomination and Compensation Committee and the Ad-Hoc Committee as adopted by the Board of Directors’ on January 16, 2020 (the “Committees Rules of Procedure”). According to the Committees Rules of Procedure to which the committees are subject, the committees convene whenever required by the Company’s affairs. The meetings are called by the chairman of the relevant committee. Furthermore, the committee is convened if so requested by any committee member. The meetings of the committees shall be held in Luxembourg at the location and the time indicated in the convening notice unless the meetings need to be held abroad for exceptional reasons. Except in an instance of urgency or for regularly scheduled meetings, the meetings of the committees shall be announced in writing at least five days in advance. A convening notice may be dispensed with if all members of the respective committee consent. The meetings of the committees may be held by using means of telecommunication (e.g. video or telephone conference) which are continuously on-line, enabling the identification of the members taking part in the meeting and enabling all persons taking part to communicate. A majority of the committee members present or represented at a committee meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the committee members present or represented. Each committee member can mandate another committee member in writing to represent him. Each committee member can represent one or more other committee members.

18.3.1	Audit Committee

The purpose of the Audit Committee is (i) to assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements and the adequacy of internal control systems over financial reporting,(ii) to monitor the effectiveness of the Company’s internal quality control and risk management systems and (iii) to make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the external auditors. It is further responsible for evaluating whether any transaction between the Company and a related party is a material transaction which would require approval of the Board of Directors and publication. The Audit Committee also performs other duties imposed by applicable laws and regulations of the regulated market or markets on which the Company’s shares are listed, as well as any other duties entrusted to the committee. The Audit Committee reports periodically to the Board of Directors on its activities. For the avoidance of doubt, the Audit Committee has an internal function only. No decision making powers or powers of representation have been delegated to the Audit Committee. The chairman of the Audit Committee must be independent from the Company. The members of the Audit Committee are Dr. Michael Bütter (chairman), Dr. Peter Maser and Jörn Stobbe.

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18.3.2	Nomination and Compensation Committee

The purpose of the Nomination and Compensation Committee is to review the compensation policy, make proposals as to the remuneration of the Senior Management, and advise on any benefit or incentive schemes. It further assists the Board of Directors with respect to matters relating to the nomination of candidates for the Board of Directors and the committees. The Nomination and Compensation Committee decides on the qualifications of potential candidates and recommends candidates to the Board of Directors for election as directors by the General Meeting, as required. The Nomination and Compensation Committee shall furthermore assist with the preparation of any remuneration report of the Company, to the extent such a report is legally required. For the avoidance of doubt, the Nomination and Compensation Committee has an internal function only. No decision making powers or powers of representation have been delegated to the Nomination and Compensation Committee. The members of the Nomination and Compensation Committee are Dr. Peter Maser (chairman), Jörn Stobbe and Arzu Akkemik.

18.3.3	Ad Hoc Committee

The purpose of the Ad Hoc Committee is to resolve on the disclosure of information by the Company to meet its obligation under MAR. The Ad Hoc Committee shall, sometimes at short notice, review, identify and resolve if information is to be considered inside information and if it should be subject to disclosure or whether the prerequisites for a delay in the disclosure of such inside information are applicable. It is a key requirement of the Ad Hoc Committee that its members be available at short notice. Decision making powers and power of representation in respect of the disclosure of information by the Company to meet its obligation under MAR have been delegated by the Board of Directors to the Ad Hoc Committee. The members of the Ad Hoc Committee are Thierry Beaudemoulin, Florian Sitta and Kay Engbring.

18.4	Senior Management of the ADO Properties Group

The Company’s objective is the long-term creation of value by investment in and development of real estate properties as well as real estate management for its own purposes. The Company’s real estate is held by operational subsidiaries which are led by the senior management (the “Senior Management”), which currently only comprises Thierry Beaudemoulin as Chief Executive Officer. The Senior Management of the ADO Properties Group is integral to the management of the Company’s subsidiaries and is responsible for the day-to-day management of the business of such subsidiaries. Thierry Beaudemoulin is both a member of the Senior Management and a member of the Board of Directors.

18.4.1	Directorships Held by Members of the Senior Management of the ADO Properties Group

No member of the Senior Management holds any directorship of any company (other than companies within the ADO Properties Group and companies that are subsidiaries of companies of which the member of the Senior Management is or was a member of the Senior Management) or partnerships. Furthermore, no member of the Senior Management performs any other activities outside of the ADO Properties Group that are significant with respect to the Company.

18.4.2	Compensation and Shareholdings of the Senior Management of the Company and its Subsidiaries

Under the current service agreement, the compensation of the sole member of the Senior Management, Thierry Beaudemoulin, consists of a fixed gross annual salary in the amount of €500,000 that is paid in 12 equal installments at the end of each calendar month as well as of a performance-related annual variable cash payment in the form of a short-term incentive (“STI”) (see “18.4.3 Short-Term Incentive Program (STI)”) and a performance-related variable cash or share payment in the form of a long-term incentive (“LTI”) (see “18.4.4 Long-Term Incentive Program (LTI)”).

In addition to the fixed and the variable remuneration, Mr. Beaudemoulin is entitled to further benefits such as the continued payment of the fixed remuneration for a certain period of time in the event of an incapacity to perform services due to illness, payment of contributions to a health insurance (capped at an amount of €1,500 per month), usage of a company car for business and private use, an annual payment of up to €3,000 for purposes of health care as well as reimbursements of out-of-pocket expenses, including travel expenses, properly and reasonably incurred in the course of the services as a member of the Senior Management in accordance with the applicable policies of the Company.

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During the term of the service agreement, the member of the Senior Management is prohibited from working for a company that is a direct or indirect competitor of the Company and prohibited from establishing, acquiring or directly or indirectly investing in such a competitor. However, it is permissible to invest in a competitor to the extent that the interest in such company does not enable the member of the Senior Management to exert any influence on its business activities. The member of the Senior Management is obligated to notify the Company of any such investments. Furthermore, the member of the Senior Management has agreed on a post contractual prohibition of competition (nachvertragliches Wettbewerbsverbot) for a term of three months. During such period, the member of the Senior Management will receive a compensation for each month in the amount of half of their most recent total monthly compensation, i.e., the total annual compensation divided by twelve.

The terms of the service agreement between the member of the Senior Management and the Company began with effect as of the date on which the appointment as member of the Senior Management became effective and runs with a fixed term until December 9, 2023. In the event of a re-appointment as member of the Senior Management, the terms of the service agreement of the member of the Senior Management extend accordingly.

In the event of a revocation of the appointment of a member of the Senior Management for good cause pursuant to section 84 para. 3 of the German Stock Corporation Act (Aktiengesetz) which does not qualify as a good cause within the meaning of section 626 of the German Civil Code (Bürgerliches Gesetzbuch) the service agreement will terminate upon expiration of the applicable statutory notice period pursuant to section 622 of the German Civil Code (Bürgerliches Gesetzbuch). The same applies if the member of the Senior Management resigns from his office. During such notice period, the Company is entitled to release the member of the Senior Management from his duties to work while continuing to pay his fixed and variable remuneration. The right of either party to terminate the service agreement for good cause pursuant to section 626 of the German Civil Code (Bürgerliches Gesetzbuch) with immediate effect remains unaffected.

In the event that a permanent invalidity is preventing the member of the Senior Management from performing his duties, his service agreement would automatically expire at the end of the calendar quarter in which such a determination was made.

In the event a change of control occurs, the member of the Senior Management is entitled to terminate his service agreement with a notice period of three months at the end of a calendar month provided the termination is submitted to the Company within a period of six months from the day on which the member of the Senior Management has gained knowledge of the change of control. A change of control occurs if one or more third parties, acting jointly acquire more than 30% of the stock in the Company and the position as a member of the Senior Management is materially affected. The position of the member of the Senior Management is in particular deemed to be materially affected in case of a material change (i) in the strategy of the Company or (ii) in the responsibilities of the member of the Senior Management, or (iii) in the current working place (e.g. abroad or more than 500 km from the actual place of work). Upon such a premature termination of the service agreement as a result of a change of control, the member of the Senior Management is entitled to a severance payment in the amount of the total remuneration which would be payable for the remainder of the term of his service agreement, however, in no event more than an amount equal to two years’ total remuneration. An entitlement to a severance payment does not exist if the service agreement would have terminated anyway within the next twelve months irrespective of the change of control event.

The Company has included the member the Senior Management in a D&O group insurance (see 13.6.5 Insurance Coverage).

In addition, the Company entered into service agreements with the previous members of the Senior Management. The respective service agreements with each previous member of the Board of Directors and the Senior Management have been terminated with effect as the end of June 2020.

18.4.3	Short-Term Incentive Program (STI)

The service agreement includes an STI. STI is an annual variable incentive dependent on the achievement of certain individual targets (the “STI-Targets”) and the equal weighting of each STI-target. The STI-Targets shall be composed of (i) a quantitative target in the form of an EBITDA target, and (ii) a qualitative target which will be agreed upon between the parties of the service agreement. Unless agreed otherwise between the parties of the service agreement, the amount of the STI to be paid shall be set at the reasonable discretion of the Company. The payment of the STI is made from a minimum target

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achievement of 50% for each STI-Target up to a maximum target achievement amount of 100% for each STI-Target. The maximum value for an overall target is €250,000. It is expected that the Board of Directors will resolve on a revised STI until the end of March 2020.

In addition, the Company entered into service agreements with the previous members of the Senior Management which contain similar STIs. The respective service agreements with each previous member of the Board of Directors and the Senior Management have been terminated with effect as the end of June 2020.

18.4.4	Long-Term Incentive Program (LTI)

The service agreement also includes an LTI. LTI is a variable incentive dependent on the achievement of certain individual targets over a period of time. The payment of the LTI is made from a minimum target achievement of 50% up to a maximum target achievement amount of 100%. It is expected that the Board of Directors will resolve on a revised LTI until the end of March 2020.

In addition, the Company entered into service agreements with the previous members of the Senior Management which contain similar LTIs. The respective service agreements with each previous member of the Board of Directors and the Senior Management have been terminated with effect as the end of June 2020.

18.5	Certain Information on the Members of the Board of Directors, Audit Committee, Nomination and Compensation Committee, Ad Hoc Committee and Senior Management of the ADO Properties Group

No member of the Board of Directors or Senior Management has, within the past five years, been convicted of any fraudulent offenses, publicly incriminated and/or sanctioned by statutory or regulatory authorities (including professional associations) or, acting in the capacity of a member of the administrative, management or supervisory entity or as a founder of a company, been associated with any bankruptcies and/or insolvencies, receiverships or liquidations.

No member of the Board of Directors or Senior Management has, within the past five years, been deemed by a court to be unfit for membership in an administrative, management or supervisory entity of a company or to be unfit to exercise management duties or to manage the business of a company.

None of the members of the Board of Directors or Senior Management are related to one another by blood or marriage.

The Company has not granted any members of the Board of Directors any loans, nor has it assumed any guarantees or sureties on their behalf. The members of the Board of Directors have not been and are not now involved in any business outside the scope of the Company’s corporate purpose as defined in its Articles of Association or in any other transactions of the Company considered unusual with respect to their form or substance.

18.6	Conflicts Of Interest

Four members of the Board of Directors are independent.

Florian Sitta is chairman of the board of directors of ADO Group Ltd., the Company’s largest single shareholder, and simultaneously a member of the Board of Directors. Dr. Ben Irle is a member of the board of directors of ADO Group Ltd. and simultaneously a member of the Board of Directors. If the interests of ADO Group Ltd. and the Company diverge, conflicts of interest could arise.

None of the other members of the Board of Directors have any conflicts of interest between their duties to the Company and their private interests or other duties.

18.7	General Meeting

The Company shall ensure equal treatment for all shareholders who are in the same position with regard to participation in, and the exercise of voting rights at, the General Meeting. Any duly constituted General Meeting represents all the shareholders of the Company. The General Meeting is empowered with the widest powers to order, implement or ratify all acts connected with the Company’s operations that were not conferred on the Board of Directors.

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18.7.1	Convening of General Meetings (other than the Annual General Meeting) and Location

General Meetings (other than the Annual General Meeting) may be called as often as the interests of the Company demand and be held at the Company’s registered office in Luxembourg or any other place in Luxembourg as may be specified in the respective convening notice of the meeting. The Board of Directors is obliged to call a General Meeting when a group of shareholders representing at least one-tenth of the issued and outstanding shares requests the convening of a General Meeting in writing, indicating the agenda of the proposed meeting.

The convening notice is to be published at least thirty days before the day of the meeting in the Official Gazette of Luxembourg (Recueil électronique des sociétés et associations), a Luxembourg newspaper and in media which may reasonably be relied upon for the effective dissemination of information to the public throughout the European Economic Area, and which is accessible rapidly and on a non-discriminatory basis. If a General Meeting is adjourned for lack of quorum, provided that the convening requirements of the Luxembourg Shareholder Rights Law have been complied with and no new item has been added to the agenda, the thirty-day period is reduced to a seventeen-day period.

The convening notice must, inter alia, contain the precise date and location of the General Meeting and the proposed agenda. It must also set out the conditions for attendance and representation at the meeting.

If the entire issued share capital of the Company is represented at a General Meeting and all shareholders declare that they have been informed of the agents of the General Meeting, no convening notice is required for the meeting to be held and the proceedings at such General Meeting will be deemed valid.

Shareholders holding individually or collectively at least 5% of the issued share capital of the Company (a) have the right to put items on the agenda of the General Meeting and (b) have the right to table draft resolutions for items included or to be included on the agenda of the General Meeting. Those rights shall be exercised by a request in writing, which shall be submitted to the Company by postal services or electronic means. The request must be accompanied by a justification or a draft resolution to be adopted in the General Meeting and shall include the electronic or mailing address at which the Company can acknowledge receipt of the request. Any such request from shareholders must be received by the Company not later than on the twenty-second day prior to the date of the General Meeting.

Each shareholder is entitled to attend the General Meeting, in person or by proxy, and to exercise voting rights in accordance with the Articles of Association. Each of the Company’s shares (excluding any of the Company’s shares held by the Company) entitles its holder to one vote.

The record date for General Meetings is the fourteenth day at midnight (24:00 hours) (Luxembourg time) before the date of the General Meeting (the “Record Date”). Shareholders are entitled to attend the General Meetings and exercise their rights only if they hold the Company’s shares at the latest at the Record Date. Shareholders must notify the Company of their intention to participate in the General Meeting in writing by post or electronic means no later than the day, which may not be earlier than the Record Date, indicated in the convening notice.

18.7.2	Chairman, Quorum and Majority

General Meetings are chaired by the Chairman. In the absence of the Chairman, the General Meeting is presided over by the most senior member of the Board of Directors present.

At any General Meeting, other than an extraordinary General Meeting convened for the purpose of amending the Articles of Association or voting on resolutions whose adoption is subject to the quorum and majority requirements for amendment of the Articles of Association, no quorum is required and resolutions shall be adopted, irrespective of the number of Company’s shares represented, by a simple majority of votes cast.

At any extraordinary General Meeting for the purpose of amending the Articles of Association or voting on resolutions whose adoption is subject to the quorum and majority requirements for amendment of the Articles of Association, the quorum must be at least on half of all of the Company’s shares issued and outstanding. If a quorum is reached, a second General Meeting may be convened at which there is no quorum requirement. In order for the proposed resolutions to be adopted at a General Meeting, and save as otherwise provided by law, a two-thirds majority of the votes of the shareholders present or represented and voting is required at any such General Meeting.

In the event that all the shareholders are present or represented at a General Meeting and declare that they have been informed of the agenda of the General Meeting, the General Meeting may be held without prior notice of meeting.

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18.8	Annual General Meeting

The Annual General Meeting shall be held in accordance with Luxembourg law within six months of the end of the Company’s fiscal year at the Company’s registered office or at any other place in the Grand Duchy of Luxembourg indicated in the convening notice. The agenda of the Annual General Meeting, the reports and the documents required for such meeting are published on the Company’s website. Following the approval of the annual accounts and consolidated accounts, the Annual General Meeting shall decide by special vote on the discharge of the liability of the members of the Board of Directors.

18.9	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg law, particularly the Luxembourg Companies Law and the Company’s Article of Association. As a Luxembourg company listed solely on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), the Company is not subject to any specific mandatory corporate governance rules.

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19.        CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In accordance with IAS 24, transactions with persons or companies that are, inter alia, members of the same group as the Company or which are in control of or controlled by the Company must be disclosed, unless they are already included in the Company’s audited financial statements as consolidated companies. Control exists if a shareholder owns more than one half of the voting rights in the Company or, by virtue of an agreement, has the power to control the financial and operating policies of the Board of Directors. The disclosure requirements under IAS 24 also extend to transactions with associated companies (including joint ventures) as well as transactions with persons who have significant influence on the Company’s financial and operating policies, including close family members and intermediate entities. This includes the members of the Board of Directors and close members of their families, as well as those entities over which the members of the Board of Directors or their close family members are able to exercise a significant influence or in which they hold a significant share of voting rights.

During the nine-month period ended September 30, 2019 as well as the fiscal years ended December 31, 2018, December 31, 2017 and December 31,2016, as well as for the period from September 30, 2019 up to and including the date of the publication of the Offer Document, there have been no relevant related-party transactions except as described in this section. Further information of related party transactions, including quantitative amounts, are contained in the notes to the respective Consolidated Financial Statements, which are included in the section “21. Financial Information” of this Prospectus.

ADO Group Ltd., incorporated in Israel, holds 33.25% of all issued and paid share capital of the Company as of the date of the publication of the Offer Document. The largest shareholder of ADO Group Ltd. is ADLER Real Estate.

On January 26, 2016, the ADO Properties Group entered into an investment agreement with ADO Group Ltd. to jointly enter into a transaction to purchase the entire share capital of fourteen German Property Companies so that upon completion of the transaction, the ADO Properties Group would hold 94.9% and ADO Group Ltd. would hold 5.1% of the share capital of each of the Property Companies (see “13.7.5.1 Investment Agreement with ADO Group Ltd.”).

The transactions between the Company and its related parties are set forth in the following tables:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Current assets
ADO Properties Group	—	280	—	—
Current liabilities
ADO Properties Group	90	5	42	16
Other financial liabilities	1,535	1,535	867	414
Interest payable	278	83	—
Non-current liabilities
Other financial liabilities	45,311	40,492	27,238	14,723
Convertible bond	59,553	58,940	—	—
Derivative	2,690	5,182	—	—
Other loans and borrowings	23,369	22,600	21,610	—

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Consolidated statement of profit or loss
Services and management fee charges	78	46	64	75
Interest expense payable to ADO Properties Group	1,183	165	—	—
Interest expense payable to Harel Insurance Company Ltd	770	990	946	907

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On November 16, 2018, the Company placed senior, unsecured convertible bonds in a total nominal amount of € 165 million. ADO Group Ltd. was allocated bonds reflecting its pro rata shareholding in the Company at the time of the placement of the bonds.

Under IAS 24, key management personnel includes persons having authority and responsibility for planning, directing and controlling, directly or indirectly, the activities of the relevant entity, including any executive or non-executive director, and close members of the key management personnel’s families.

With respect to the Company, the individuals in key positions pursuant to IAS 24 include the Board of Directors. Compensation and benefits to key management personnel that are employed by the ADO Properties Group:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Short-term employee benefits	308	800	955	915
Share-based payments	358	335	350	376
Other compensation	1,630	279	—	—
Total	2,296	1,414	1,305	1,291

The emoluments granted to the members of supervisory bodies in that capacity for the relevant periods are as follows:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Directors fee granted to the members of the Board of Directors	819	608	714	661
One-time termination payment	1,500	279	—	—
Total	2,319	887	714	661

The emoluments granted to the members of the Senior Management are as follows:

	For the nine-month period ended September 30,	For the year ended December 31,
	2019	2018	2017	2016
	(unaudited)	(audited)
	(in € thousand)	(in € thousand)
Fixed salary	683	662	662	720
Short-term cash incentive	308	349	343	311
Long-term incentive to be paid in shares	1,630	376	387	462
Office rent	3	3	—	612
Total	2,982	1,390	1,392	2,105

Apart for the Board of Directors remuneration, no remuneration was paid to such related parties in the Fiscal Year 2018, the Fiscal Year 2017 or the Fiscal Year 2016.

All transactions with related parties are executed at arm’s length on the basis of international methods of price comparison in accordance with IAS 24.

The rules of procedure for related parties’ transactions are governed by the Company’s specific rules of procedure for related parties’ transactions as adopted by the Board of Directors’ on January 16, 2020 (the “Specific Rules of Procedure”).

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20.        TAXATION

20.1	Taxation in the Federal Republic of Germany

The following sections describe a number of key German taxation principles that may be relevant with regard to the exchange of shares as part of the offer as well as for purchasing, holding or transferring the Company’s shares. The information provided does not constitute a comprehensive or definitive explanation of all possible aspects of taxation in this area. This summary is based on applicable German tax law as of the date of the publication of the Offer Document, including the double taxation treaties that Germany has concluded with other countries. It should be noted that the legal situation may change, including, in certain cases, with retroactive effect. Persons interested in purchasing the Company’s shares are strongly advised to seek advice from their own tax counsel regarding the tax implications of purchasing, holding, disposing, donating and bequeathing the Company’s shares, and the regulations on reclaiming previously withheld withholding tax (Kapitalertragsteuer). Due consideration to a shareholder’s specific tax-related circumstances can only be given within the scope of an individual tax consultation. Shareholders of the Company are subject to taxation in connection with the holding of the Company’s shares (see: “20.1.2.1 Taxation of Dividends”), the disposal of the Company’s shares (see: “20.1.2.4 Taxation of Capital Gains”) and the gratuitous transfer of the Company’s shares (see: “20.1.5 Inheritance and Gift Tax”).

20.1.1	Taxation of the Exchange of ADLER Shares against shares in the Company

20.1.1.1	ADLER Shareholders with tax residence in Germany

20.1.1.1.1	ADLER Shares of held as private assets

For ADLER Shareholders who are resident for tax purposes in Germany and hold their shares as private assets, the exchange of ADLER Shares for Offer Shares within the scope of the Offer is in principle tax neutral, provided that the requirements of the simplification rule of Section 20 para. 4a sentence 1 of the German Income Tax Act (“EStG”) are fulfilled. This presupposes (i) that the ADLER Shares of the exchanging ADLER Shareholder are held as private assets, (ii) that the participation quota of the ADLER Shareholders is less than 1% at the moment of the exchange of shares and has been less than 1% at least during the five years preceding the exchange of ADLER Shares for shares of the Company, (iii) the Offer Shares issued in exchange for the ADLER Shares are new shares (i.e. shares from a capital increase of the Company) and (iv) the law of the Federal Republic of Germany with regard to the taxation of the profit from the sale of the shares received is not excluded or limited. Condition (iii) is fulfilled as the Offer Shares received in exchange for ADLER Shares are newly issued shares. To the extent that Section 20 para. 4a sentence 1 EStG applies, the Offer Shares received in exchange for ADLER Shares shall replace the relevant ADLER Shares and in principle assume their tax qualification. Thus, the acquisition costs of the ADLER Shares are to be continued as acquisition costs for the exchanged Offer Shares. Any expenses incurred in connection with the share exchange are not tax deductible.

As far as the exchange of shares is tax neutral pursuant to Section 20 para. 4a sentence 1 EStG, no German withholding tax will be withheld. As far as the exchange of shares is not tax neutral as described above, the general rules of German withholding tax apply (see “20.1.2.4 Taxation of Capital Gains”).

If a shareholder – or in the case of a gratuitous transfer, the shareholder’s legal predecessor – directly or indirectly has held at least 1% of the share capital of ADLER Real Estate, directly or indirectly, at any time during the five years preceding or at the moment of the exchange of the ADLER Shares for the Offer Shares, such exchange will not qualify for the simplification rule of Section 20 para. 4a sentence 1 EStG. In such case, the rules applicable to the income taxation of the exchange of ADLER Shares that are held as business assets will apply correspondingly.

The general principles set out in section “20.1.2.4 Taxation of Capital Gains” below apply to the sale of fractional rights in connection with the share exchange.

20.1.1.1.2	ADLER Shares held as business assets of individuals (sole proprietors)

For individuals who are tax resident in Germany and hold ADLER Shares as business assets, the exchange of ADLER Shares for Offer Shares within the framework of the Offer will, as a matter of principle, result in a tax realization event. Generally, 60% of the capital gains resulting from the exchange of ADLER Shares are subject to taxation in accordance with the personal income tax rate (plus solidarity

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surcharge of 5.5% on the income tax liability). Accordingly, only 60% of the operating expenses economically related to such a capital gain (subject to any general withholding restrictions) and only 60% of any capital losses are tax deductible. If the ADLER Shares are allocated to a standing business enterprise in Germany, 60% of the capital gains are additionally subject to trade tax. However, trade tax is fully or partially deductible from the shareholder’s personal income tax by means of a flat-rate imputation procedure. The provisions described in this section also apply if a shareholder – or, in the case of a free transfer, his legal predecessor – directly or indirectly held at least 1% of the share capital of ADLER Real Estate at any time during the five years preceding or at the moment of the exchange of ADLER Shares for Offer Shares. Losses on disposal are subject to special rules (i.e. limited tax deductibility).See in this respect the general rules on capital gains tax set out below under “20.1.2.4 Taxation of Capital Gains”.

The general principles set out in section “20.1.2.4 Taxation of Capital Gains” below apply to the sale of fractional rights in connection with the share exchange.

20.1.1.1.3	ADLER Shares held by corporations

In general, capital gains realized by corporations when exchanging ADLER Shares for Offer Shares in the context of the Offer are exempt from corporation and trade tax if the ADLER Shares are allocated to the business assets of a German permanent establishment (Section 8b para. 2 of the German Corporation Tax Act). However, 5% of the capital gains from the sale is considered as a lump-sum non-deductible operating expense and is therefore subject to corporation tax (plus solidarity surcharge of 5.5% on the corporation tax liability) and trade tax. Losses from the exchange of ADLER Shares and other profit reductions in connection with the exchange are not tax deductible. Special regulations apply to companies in the financial and insurance sector and to so-called financial enterprises (Finanzunternehmen).

The general principles set out in section “20.1.2.4 Taxation of Capital Gains” below apply to the sale of fractional rights in connection with the share exchange.

20.1.1.1.4	ADLER Shares held by commercial partnerships

If a shareholder is a partnership engaged or deemed to be engaged in a trade or business (co-entrepreneurship, Mitunternehmerschaft), income or corporate income tax is not levied at the level of the partnership but at the level of the respective shareholder. Taxation is determined by whether the shareholder is a corporation or an individual. If the shareholder is a corporation, capital gains from the exchange of ADLER Shares are ultimately generally 95% tax-free (see “20.1.1.1.3 ADLER Shares held by corporations”). If the shareholder is an individual, 60% of the capital gains from the exchange of the ADLER Shares are taxable (see “20.1.1.1.2 ADLER Shares held as business assets of individuals (sole proprietors)”). If the ADLER Shares are allocated to a German permanent establishment, the profits from the exchange of such shares are also subject to trade tax at the level of the partnership, namely 60% if individuals are shareholders and 5% if corporations are shareholders. If natural persons are shareholders, trade tax is generally credited in full or in part against their income tax in accordance with a flat-rate procedure. With regard to the tax deductibility of operating expenses economically related to the capital gains as well as the tax deductibility of capital losses in the context of income or corporate income taxation, the above provisions shall apply mutatis mutandis to the shareholders of the partnership. If a shareholder is a partnership that is neither engaged nor deemed to be engaged in a trade or business, each shareholder is taxed as if he held his share directly (see “20.1.1.1.1 ADLER Shares of held as private assets”, “20.1.1.1.2 ADLER Shares held as business assets of individuals (sole proprietors)” and “20.1.1.1.3 ADLER Shares held by corporations”).

The general principles set out in section “20.1.2.4 Taxation of Capital Gains” below apply to the sale of fractional rights in connection with the share exchange.

20.1.1.2	ADLER Shareholders with tax residence outside Germany

Profits realized on the exchange of ADLER Shares in the course of the Offer are subject to limited tax liability in Germany to the extent that (i) the shares are held by a shareholder resident abroad through a permanent establishment or business establishment in Germany or in business assets for which a permanent representative has been appointed in Germany, or (ii) the direct or indirect participation of the ADLER Shareholder during the five years preceding or at the moment of the exchange of ADLER Shares for shares of the Company at any time amounted to 1% or more. In this case, in principle, the provisions set out above with respect to ADLER Shares shall apply to the business assets of ADLER Real Estate. However, double taxation treaties applicable to the individual case may provide for different rules. If

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taxation nevertheless takes place in Germany, the income of a foreign corporation would be exempt from corporation tax pursuant to Section 8b para. 2 sentence 1 of the German Corporate Income Tax Act (Körperschaftssteuergesetz – KStG). If the shares are not attributed to a domestic permanent establishment or a domestic permanent representative, the 5% non-deductible operating expenses are not applied in this case.

The general principles set out in section “20.1.2.4 Taxation of Capital Gains” below apply to the sale of fractional rights in connection with the share exchange.

20.1.2	General principles of taxation of shareholders of the Company

20.1.2.1	Taxation of Dividends

In the case of dividends paid by a non-German corporation, German withholding tax is generally withheld regardless of whether and to what extent the dividend is exempt from tax at the level of a German tax resident shareholder if the shares are kept in custody with a German Disbursing Agent (as defined herein). However, no German withholding tax should be imposed on such dividends that are paid to German tax resident corporations, non-German shareholders or, subject to certain prerequisites, if the dividends are business income of a domestic business. The withholding tax amounts to 25% on the amount of the distribution. A solidarity surcharge of 5.5% is also levied on the withholding tax amount, resulting in a total withholding of 26.375% (plus church tax, if any). The legislator intends to partially abolish the solidarity surcharge as of January 1, 2021. If shares – as it is the case with the Company’s shares – are held in collective safe custody (Sammelverwahrung) with a central securities depository (Wertpapiersammelbank) pursuant to Section 5 German Act on Securities Accounts (Depotgesetz) and are entrusted to such central securities depository for collective safe custody in Germany, which is tax resident in Germany, the withholding tax is withheld and discharged for the account of the German tax resident shareholders by the domestic branch of the domestic or foreign credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends (hereinafter referred to jointly or separately as “German Disbursing Agent”). The Company assumes no responsibility for the withholding of German capital gains taxes at the source.

If and to the extent funds from the tax contribution account (steuerliches Einlagekonto) are declared to be used for the distribution, the distribution is generally not taxable and, therefore, not subject to withholding tax, income tax (including solidarity surcharge and church tax if applicable) or corporate tax and trade tax, however provided that the Company applies for a special assessment procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) and subject to further prerequisites. Such distributions from the tax contribution account accordingly reduce the acquisition costs or the book value of the Company’s shares, which may result in a greater amount of taxable capital gain upon the respective shareholder’s sale of the Company’s shares. To the extent that dividends from the tax contribution account exceed the acquisition costs of the Company’s shares, a capital gain is recognized by the shareholder, which may be subject to tax in accordance with the provisions outlined below.

20.1.2.2	Taxation of dividends of Shareholders with tax residence in Germany

20.1.2.2.1	Shares Held as Private Assets

In principle, the tax liability applicable to dividend payments to individual shareholders who are German tax residents and who hold shares as part of their private assets is generally satisfied by withholding a flat tax (Abgeltungsteuer) of 25% plus a solidarity surcharge of 5.5% thereon, resulting in a total tax rate of 26.375% (plus church tax, if any) as described above (see: “20.1.2.1 Taxation of Dividends”). Income-related expenses incurred in connection with private capital income are not tax deductible. The only deduction that may be made is an annual lump sum deduction amount of €801 (€1,602 for jointly assessed married couples and registered partners) on all private capital income (Einkünfte aus Kapitalvermögen). Shareholders may apply for the whole amount of their capital income, including dividends, to be taxed at their individual income tax rate instead of the flat-rate withholding tax if this results in a lower tax liability (so-called favorable examination). In such cases, it is also impossible to deduct any income-related expenses other than the annual lump sum deduction amount. Furthermore, dividend income may generally be offset by capital losses from other sources (with the exception of losses from the sale of shares). Shareholders may be liable for church tax, which is generally deducted by way of withholding by the German Disbursing Agent, unless the shareholder has filed a blocking notice

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(Sperrvermerk) with the German Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of an income tax assessment.

Individual shareholders who privately hold, directly or indirectly, an interest of at least 25% in the Company, and shareholders who privately hold, directly or indirectly, at least 1% in the Company and work for the Company, and thereby are able to exert a significant influence on the companies economic activity, may, in principle, demand exemption from the compensatory taxation of capital income in the amount of 25 % within the meaning of Section 32d para. 1 sentence 1 EStG. In this case, 60% of the dividends paid to the shareholder are subject to income tax according to the applicable rate plus solidarity surcharge (plus church tax, if any) thereon. Expenses incurred in connection with dividend income are then generally 60% tax-deductible. The levied withholding tax is offset against the income tax and any excess withholding tax is refunded. Distributions that are made using funds from the tax contribution account (steuerliches Einlagekonto) are generally, subject to certain prerequisites, not taxable.

Tax withheld in Luxembourg (15% of the dividends, see: “20.2.3.1 Withholding Tax”) can generally be credited against the German tax liability on the Luxembourg dividends received by the German tax resident individual.

20.1.2.2.2	Shares held by corporations as business assets

In principle, dividends paid to corporations that are German tax residents are generally subject to corporate tax (and solidarity surcharge thereon) at a rate of 15.825%. However, dividends received are effectively 95% exempt from corporate tax (and solidarity surcharge thereon), if the corporation holds a direct participation of at least 10% in the share capital of the Company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the Company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of relevant partnership and are deemed to be a direct holding. However, 5% of the dividend distributions are treated as non-deductible business expenses and are subject to corporate tax. Business expenses actually incurred in connection with dividend income are generally tax-deductible.

For trade tax purposes, dividends paid by a corporation resident in another EU member state were only exempt as described above if the entity that is receiving the dividends held a stake of at least 10% in the share capital of the Company at the beginning of the assessment period. The German Act on the Further Tax Promotion of Electric Mobility and the Amendment of Further Tax Regulations (Jahressteuergesetz 2019, “Annual Tax Act 2019”) has increased this minimum participation so that dividends are exempt from trade tax from the assessment period 2020 onwards, provided that the participation in the registered share capital of the distributing company at the beginning of the assessment period was at least 15%. Otherwise, the dividends will be fully subject to trade tax. Under certain conditions no withholding tax should be levied by the German Disbursing Agent on dividends to corporations that are German tax residents. The same applies to the solidarity surcharge, which is levied in addition to the corporate income tax. Distributions that are made using funds from the tax contribution account (steuerliches Einlagekonto) are generally, subject to certain prerequisites, not taxable.

Tax withheld in Luxembourg (15% of the dividends, see: “20.2.3.1 Withholding Tax”), if any, can generally be credited against the German tax liability on the Luxembourg dividends received by the German tax resident Corporation. However, it is not possible to offset income that is exempt from corporation tax pursuant to Section 8b para. 1 of the German Corporate Income Tax Act (Körperschaftssteuergesetz – KStG). In this case, it is also not possible to offset the 5% non-deductible operating expenses within the meaning of Section 8b para. 5 sentence 1 of the German Corporate Income Tax Act (Körperschaftssteuergesetz – KStG) against corporate tax.

20.1.2.2.3	Shares held as business assets of individuals (sole proprietors)

In principle, only 60% of the dividends paid to individuals who are German tax residents and who hold shares as part of their business assets are subject to income tax according to the applicable rate. A solidarity surcharge of 5.5% of this amount also applies as well as church tax, if any. Subject to certain prerequisites, no withholding tax should be imposed on to sole proprietors that are German tax residents by the German Disbursing Agent. To the extent withholding tax is levied, such withholding tax is offset against the personal income tax due and any excess amount is refunded. The same applies to the solidarity

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surcharge and church tax, if any. Business expenses incurred in connection with dividend income from a tax perspective are generally only 60% tax-deductible. The dividends are also subject to trade tax, which is fully or partly credited towards the individual’s income tax by means of a flat-rate imputation procedure. The dividends are exempt from trade tax, provided that the shareholder holds at least 15% of the Company’s share capital at the beginning of the relevant assessment period. Distributions that are made using funds from the tax contribution account (steuerliches Einlagekonto) are generally, subject to certain prerequisites, not taxable.

Tax withheld in Luxembourg (15% of the dividends, see: “20.2.3.1 Withholding Tax”) can generally be credited against the German tax liability on the Luxembourg dividends received by the German tax resident individual.

20.1.2.2.4	Shares held by a commercial partnership

Income tax or corporate income tax (in each case including solidarity surcharge and church tax, if any) is not levied at the level of the partnership (Mitunternehmerschaft) but rather at the level of the respective shareholder. Taxation is determined by whether the shareholder is a corporation or an individual.

If the shareholder is a corporation, the dividends contained in its profit share are taxed in accordance with the principles applicable to corporations (see: “20.1.2.4.1.2 Shares held by corporations”). If the partner is an individual (sole proprietors) and the shares are held as business assets, dividends contained in their profit share are taxed in accordance with the principles applicable to sole proprietors (see: “20.1.2.2.3 Shares held as business assets of individuals (sole proprietors)”). Subject to certain conditions, an individual shareholder may request that its personal income tax in relation with earnings not withdrawn from the partnership may be subject to a favorable income tax rate.

If the partnership is liable for trade tax, it is levied at the level of the partnership. If an individual holds an interest in the partnership, the proportionate trade tax may be credited fully or partly towards the individual’s income tax by means of a flat-rate imputation procedure. The dividends are exempt from trade tax, provided that the partnership holds at least 15% of the Company’s share capital at the beginning of the relevant assessment period. Distributions that are made using funds from the tax contribution account (steuerliches Einlagekonto) are generally, subject to certain prerequisites, not taxable.

Tax withheld in Luxembourg (15% of the dividends, see: “20.2.3.1 Withholding Tax”), can generally be credited against the individual partners’ personal German tax liability on the share of Luxembourg dividends.

20.1.2.2.5	Shares held as part of the assets of certain companies in the financial and insurance sector

The tax exemption applicable to dividends does not apply to dividends paid to certain companies in the financial and insurance sector.

Dividends from shares that are part of the trading books of banks and financial services institutions in the meaning of the German Banking Act (Kreditwesengesetz), as well as dividends from shares that are acquired by certain financial enterprises with the aim of generating a short-term proprietary trading profit, are fully liable for corporate income tax (plus solidarity surcharge). If the stake held at the beginning of the relevant assessment period is 15% or higher, subject to certain conditions, the dividends can be fully exempted from trade tax. Dividends from shares that are classified as investments in the case of life insurers, health insurers and pension funds are fully subject to corporate income tax and trade tax.

Tax withheld in Luxembourg (15% of the dividends, see: “20.2.3.1 Withholding Tax”), if any, can generally be credited against the German tax liability on the Luxembourg dividends received by the German tax resident Corporation.

20.1.2.3	Shareholders with tax residence outside of Germany

Dividends paid to shareholders who are not German tax residents (individuals and corporations) should, absent a German limited tax liability, in principle not be subject to German taxation. However, if the Company’s shares are held as part of business assets in Germany (that is, via a permanent establishment or as part of business assets for which a permanent representative in Germany has been appointed), the provisions outlined above with respect to the taxation of shareholders that are German tax residents holding the Company’s shares as business assets principally apply accordingly. No withholding tax should be imposed on to corporations that are German tax residents by a German Disbursing Agent. If the

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imposition of withholding tax was not refrained from by a German Disbursing Agent, the withholding tax amounts should be credited towards the shareholder’s income tax or corporate income tax liability or refunded in the amount of any excess paid.

20.1.2.4	Taxation of Capital Gains

20.1.2.4.1	Shareholders with tax residence in Germany

20.1.2.4.1.1.	Shares held as private assets

Capital gains are classified as private capital income and are subject to income tax (plus solidarity surcharge and church tax, if any) irrespective of how long the shares have been held.

If the shares are held in custody or administered by a German Disbursing Agent, the tax on the capital gains will in general be discharged for the account of the seller by the German Disbursing Agent imposing the withholding tax on investment income at the rate of 25% (plus 5.5% solidarity surcharge, resulting in a total withholding of 26.375%, and church tax, if any). The taxable capital gain is calculated by deducting the acquisition costs of the Company’s shares and the expenses directly related to the disposal from the proceeds of the disposal.

A shareholder’s income tax and solidarity surcharge liability is generally satisfied through the withholding of the withholding tax. Shareholders may, however, request that a tax assessment be carried out on their income from capital investments if this results in a lower tax liability. Investment income may be reduced only by an annual lump sum deduction amount of €801 (€1,602 for jointly assessed married couples and registered partners); it is not possible to further deduct expenses actually incurred except for expenses incurred directly in connection with the disposal. Capital gains generated by the disposal of shares can be offset against other losses from capital income while capital losses incurred from the disposal of shares can only be offset against capital gains from the disposal of shares. Shareholders may be liable for church tax, which is generally deducted by way of withholding by the German Disbursing Agent, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of an income tax assessment.

If the shareholder making the disposal – or, in the event of a sale of shares acquired without consideration, its legal predecessor – held a direct or indirect stake of at least 1% in the Company’s share capital at any time in the five years preceding or at the moment of the disposal, any capital gains realized are deemed to be trade income such that any withholding tax levied on the capital gains does not satisfy the tax liability. The capital gains are 60% taxable at the individual income tax rate of the shareholder (plus 5.5% solidarity surcharge thereon, and church tax, if any), and, correspondingly, only 60% of the operating expenses economically related to the capital gain and only 60% of any capital losses will be is recognized for income tax purposes. The withholding tax and solidarity and church tax, if any, surcharge withheld are credited towards the shareholders’ tax liability or refunded.

20.1.2.4.1.2.	Shares held by corporations

Gains from the disposal of shares held by corporations that are German tax residents (registered office or place of management) are generally not subject to withholding tax and are in principle exempt from corporate income tax and trade tax. However, 5% of the capital gains are deemed non-deductible business expenses and are thus subject to corporate income tax (plus solidarity surcharge thereon) and to trade tax. Consequently, capital gains are generally effectively 95% exempt from tax. As a rule, losses on disposals and other profit reductions in connection with the shares sold may not be deducted as business expenses.

20.1.2.4.1.3.	Shares held as business assets of a sole proprietor

Gains from the disposal of shares held by individuals are not subject to withholding tax if the shares are held as business assets of the sole proprietor with tax residence in Germany and the sole proprietor declares this fact to the German Disbursing Agent on the designated official form. If withholding tax including solidarity surcharge was levied, this does not have a compensatory effect. Instead, the amounts withheld are credited towards the seller’s income tax (plus solidarity surcharge) liability or refunded in the amount of any excess paid. 60% of the gains from the disposal of the shares are subject to income tax (plus solidarity surcharge and church tax, if any) at the individual tax rate of the shareholder and – if the shares are held as part of commercial business assets in Germany – to trade tax. The trade tax is

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(partially) credited to the shareholder’s personal income tax by means of a flat-rate imputation procedure. Generally, only 60% of the losses on disposals and business expenses commercially linked to the shares sold may be deducted.

20.1.2.4.1.4.	Shares held as business assets of a commercial partnership

Income tax or corporate income tax is not levied at the level of the partnership (Mitunternehmerschaft) but at the level of the respective shareholder. If shares are held as business assets of the partnership, taxation is determined as if the partner held a direct interest in the Company, according to the rules outlined above depending on whether the partner is a corporation (see: “20.1.2.4.1.2 Shares held by corporations”) or an individual (see: “20.1.2.2.3 Shares held as business assets of individuals (sole proprietors)”). Upon application and subject to further conditions, a partner that is an individual may, subject to certain conditions, have its personal income tax lowered for earnings attributable to him and that have not been withdrawn from the partnership.

Trade tax, however, is assessed and levied at the level of the partnership considering the trade tax rules applicable to the partners holding the interest in the relevant partnership. In case the partner is an individual, the trade tax paid by the partnership is generally credited on a pro-rata basis as a lump-sum against the individual partners’ personal income tax liability.

20.1.2.4.1.5.	Shares held as part of assets of certain companies in the financial and insurance sector

Capital gains realized by certain companies in the financial and insurance sector are, as an exception to the aforementioned rules, fully taxable. This applies to gains from the disposal of shares in the trading books of banks and financial services companies in the meaning of the German Banking Act (Kreditwesengesetz), to gains from the disposal of shares that were acquired by financial enterprises with the aim of generating a short-term proprietary trading profit, as well as to gains from the disposal of shares held as investments by life insurers, health insurers and pension funds. In turn, capital losses are generally fully tax deductible.

20.1.2.4.1.6.	Shareholders with tax residence outside Germany

Gains from the sale of shares held by shareholders (individuals and corporations) who are not tax resident in Germany may also be subject to taxation in Germany as of January 1, 2019 due to changes in the law, provided that (i) the shareholder, taking into account a period of five years prior to the sale date or at the moment of the sale, directly or indirectly held at least 1% of the share capital of the Company and (ii) the value of the shares at any time during the 365 days prior to the sale was based directly or indirectly on more than 50% of immovable assets located in Germany. The extent to which applicable double taxation treaties restrict the right of taxation of Germany or assign the sole right of taxation to the state of residence must be examined individually for each investor in accordance with the provisions of the double taxation treaties. In the event of taxation of capital gains in Germany, the same provisions that apply to the taxation of shareholders resident in Germany and holding shares as business assets apply (see “20.1.2.4 Taxation of Capital Gains”).

Gains from the disposal of shares held as part of German business assets (that is, via a permanent establishment or as part of business assets for which a permanent representative in Germany has been appointed) by non-resident shareholders are taxed in Germany principally according to the same provisions that apply to the taxation of shareholders that are German tax residents holding the shares as business assets (see: “20.1.2.4 Taxation of Capital Gains” above).

20.1.3	If the Company qualifies as investment fund in the sense of the German Investment Tax Act

As of January 1, 2018 changes to the German Investment Tax Act became effective introducing a new taxation regime for (retail) investment funds, whereas the semi-transparent taxation regime for special investment funds basically continues to apply (general treatment of the unit holder, as if he would hold the fund’s assets directly with certain exemptions), if the relevant requirements are fulfilled. If the company would not qualify as special investment fund the unit holders would be subject to taxation on (i) distributions, (ii) pre-determined tax bases (Vorabpauschalen) and (iii) capital gains from the sale of investment fund units. Special partial tax exemptions would be available on such income received from the fund depending on the investment strategy of the fund and the individual tax status of the unit holder (e.g. private, business or corporate investor).

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20.1.4	German CFC Rules

German resident investors (individuals or corporate shareholders) collectively holding 50% or more of the shares or voting rights in the Company may become subject to the German CFC rules (Hinzurechungsbesteuerung) pursuant to the German Foreign Tax Act (Außensteuergesetz) to the extent that the income of the Company qualifies as (low taxed) passive income (Zwischeneinkünfte) for German CFC rules purposes. The effective low tax rate in the sense of German CFC rules is currently set at 25%.

Irrespective of the 50% threshold each German resident shareholder that holds at least 1% of the shares or voting rights in the Company may become subject to the German CFC rules to the extent that the income of the Company qualifies as passive capital investment income (Zwischeneinkünfte mit Kapitalanlagecharakter) provided that gross earnings, on which the passive capital investment income are based on, make up more than 10% of the entire gross earnings of all passive income of the Company in the respective fiscal year.

However, in either of the above situations German CFC rules may not result in an income attribution for German tax purposes to the extent that the German resident investor is able to evidence to the German tax authorities that the Company carries out an actual business in Luxembourg.

The draft bill regarding the implementation of the Anti Tax Avoidance Directive (ATAD) by the EU in 2016 in Germany has been published on December 10, 2019 and includes the revision of the current CFC rules in Germany. It is anticipated that the final bill will be applicable with retroactive effect to January 1, 2020.

The current version of the draft bill includes amendments regarding the threshold of foreign share holdings by German resident investors. The current law takes into account with regard to the “control of a foreign company” criterion, the collective holdings of all German resident investors in a foreign based (low taxed) company whereas the amendments within the draft bill stipulate a shareholder-related approach, taking into account related parties. Thus, for the present case only shareholders who individually or taking into account related parties hold more than 50% of the Company may fall under the scope of CFC rules.

20.1.5	Inheritance and Gift Tax

The transfer of shares to another person upon death or as a gift is generally subject to German inheritance or gift tax in the following circumstances:

(i)

the place of residence, customary place of abode, place of management or registered office of the testator, the donor, the heir, the done or another acquirer is, at the time of the asset transfer, in Germany, or such person, as a German national, has not spent more than five consecutive years outside Germany without having a place of residence in Germany (this term is extended to ten years for German expatriates with U.S. residence); or

(ii)	the testator’s or donor’s shares were part of business assets for which there was a place of business in Germany or for which a permanent representative was appointed.

The small number of double taxation treaties regarding inheritance and gift tax that Germany has concluded to date generally provide for German inheritance or gift tax only to be levied in the cases under (i) and, subject to certain restrictions, in the cases under (ii). Special arrangements apply to certain German nationals and former German nationals living outside Germany.

20.1.6	Other Taxes

No German capital transfer tax, value added tax, stamp duty or similar taxes are levied on the purchase or disposal of shares or other forms of share transfer. However, an entrepreneur can opt to pay VAT on the sale of shares, despite being generally exempt from value-added tax, if the shares are sold to another entrepreneur for the entrepreneur’s business. Wealth tax is currently not levied in Germany.

20.1.7	The Proposed Financial Transaction Tax

The European Commission has published a proposal for a Directive for a common Financial Transaction Tax (“FTT”) in certain participating Member States.

The proposed FTT has very broad scope and could apply to certain dealings in financial instruments (including secondary market transactions).

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The FTT could apply to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in financial instruments where at least one party is a financial institution, and either (i) at least one party is established or deemed to be established in a participating Member State or (ii) the financial instruments are issued in a participating Member State.

According to a press announcement of the EU Council, ten participating Member States, including Germany, currently intend to work on the introduction of an FTT based on a progressive implementation of such tax. The progressive implementation shall first focus on the taxation of shares and certain derivatives only. As to the further implementation of any FTT there is currently no detailed plan or timetable available.

Nevertheless, the proposed Directive remains subject to negotiation between the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. In December 2019, the German Federal Minister of Finance presented his European counterparts with a first draft bill on the Financial Transaction Tax. This draft bill initially provides for a tax on share purchases in ten EU Member States.

20.2	Taxation in the Grand Duchy of Luxembourg

The following is an overview discussion of certain material Luxembourg tax consequences with respect to the Company and its shares. This overview does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder of the Company’s shares, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders of the Company’s shares. It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of the publication of the Offer Document and is subject to any change in law or regulations or changes in interpretation or application thereof that may take effect after such date. Prospective shareholders should therefore consult their own advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Investors may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge (which are collectively referred to as Luxembourg corporation taxes) invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual tax payers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

20.2.1	Taxation of the Exchange of ADLER Shares against shares in the Company

The exchange of ADLER Shares against Offer Shares would in principle lead to the realization of latent gains at the level of the ADLER Shareholders who are Luxembourg residents pursuant to the provisions of article 22 (5) of the Luxembourg income tax law. According to these provisions, an exchange of assets is treated as the effective transfer of the said assets for their market value followed by the subsequent acquisition of the assets received.

For individual or corporate ADLER Shareholders who are Luxembourg residents, the exchange of ADLER Shares for Offer Shares will not trigger the realization of capital gains in application of the roll-over mechanism provided for in article 22bis (2) 4 of the Luxembourg income tax law assuming that all the conditions are met as the Company will acquire at least a majority of the voting rights in ADLER Real Estate under the Offer.

As a consequence of the roll-over mechanism, the Offer Shares received by the Luxembourg resident will keep the same acquisition value and date as their ADLER Shares.

Individual or corporate holders of ADLER Shares who are Luxembourg residents may opt for realizing the capital gains arising from the exchange of shares. In such event, the Luxembourg holders of ADLER

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Shares will be fully subject to Luxembourg income tax on the capital gains realized, unless they can rely on any of the applicable exemptions provided for by the Luxembourg income tax law as further outlined below.

20.2.2	Taxation of the Company

20.2.2.1	Corporate Income Tax

The Company is liable for Luxembourg corporation taxes. The aggregate maximum applicable rate, including corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal) and a contribution to the employment fund, is 24.94% for a company established in Senningerberg in 2019. Liability for such corporation taxes extends to the Company’s worldwide profits including capital gains, subject to the provisions of any relevant double taxation treaty and the tax exemptions for qualifying participations provided by the Article 166 of the Luxembourg income tax law or the Grand-ducal decree dated December 21, 2001. The taxable income of the Company is computed by application of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities. The Company is a fully taxable Luxembourg resident and should therefore, from a Luxembourg tax perspective, be able to benefit from double taxation treaties and European directives on income tax matters.

20.2.2.2	Net Wealth Tax

The Company is fully subject to the annual net wealth tax charge (impôt sur la fortune) which amounts to 0.5% of the net asset value of the Company on a net asset value up to and including €500,000,000. In case the net asset value of the Company exceeds €500,000,000, any amount in excess of said threshold will be subject to net wealth tax at a rate of 0.05%. Certain assets (such as qualifying participations) might be excluded from the net asset value for the purposes of the net wealth tax computation, provided that the provisions of paragraph 60 of the valuation law of October 16, 1934, as amended (BewG) are met.

The Company is subject to the fixed minimum net wealth tax of €4,815 if the sum of fixed financial assets, receivables on related entities, transferable securities and cash at bank exceeds 90% of its balance sheet and €350,000. If the Company should not fall within the scope of the €4,815 minimum net wealth tax, a progressive minimum net wealth tax will be applicable ranging from €535 to €32,100, depending on the Company´s total gross assets.

20.2.3	Taxation of Investors

This tax disclosure is limited to the tax consequences to investors owning the Company’s shares. This discussion therefore is limited to taxation issues in respect of the holding and selling of these shares.

20.2.3.1	Withholding Tax

A 15% withholding tax will be due in Luxembourg on distribution paid by the Company to its shareholders unless the domestic withholding tax exemption regime or a withholding tax reduction or exemption under a double tax treaty concluded by Luxembourg applies. Liquidation proceeds will not be subject to withholding taxes. Should any withholding taxes be payable on amounts paid by the Company, the Company assumes responsibility for the withholding of Luxembourg taxes at the source.

20.2.3.2	Non-resident Shareholders

A shareholder will not become resident, nor be deemed to be resident, in Luxembourg solely by virtue of the acquisition, the holding and/or disposing of the Company’s shares or the execution, performance, delivery and/or enforcement of his/her rights thereunder.

Capital gains realized by a shareholder of the Company who is not a resident of Luxembourg for tax purposes and who has no permanent establishment or permanent representative to which the Company’s shares are attributable are not taxable in Luxembourg, except if the Company’s shares are part of a substantial participation of more than 10% in the Company and provided these shares are sold within six months of their acquisition or, under certain conditions, the individual shareholder has been a Luxembourg resident for more than 15 years and has become a non-resident less than 5 years after the sale disposal or redemption of the Company’s shares and provided that no double taxation treaty denies Luxembourg the right to tax.

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Non-resident corporate shareholders which have a permanent establishment or a permanent representative in Luxembourg, to which the Company’s shares are attributable, must include any income received, as well as any gain realized on the sale, disposal or redemption of the Company’s shares, in their taxable income for Luxembourg assessment purposes. The same inclusion applies to individuals, acting in the course of the management of a professional or business undertaking, who have a permanent establishment or a permanent representative in Luxembourg, to which the Company’s shares are attributable.

20.2.3.3	Luxembourg-resident Shareholders

20.2.3.3.1	Luxembourg-resident Individuals

Any dividends and other payments derived from the Company’s shares received by resident individuals who act in the course of either their private wealth or their professional/business activity, are subject to income tax at the progressive ordinary rates on half of the amounts received, the other half being tax exempt pursuant to the provisions of Article 115 paragraph 15a of the Luxembourg income tax law. For the year 2019 the top marginal rate including solidarity surcharge is at 45.78%.

A gain realized upon the sale, disposal or redemption of the Company’s shares by Luxembourg resident individual shareholders acting in the course of the management of their private wealth is not subject to Luxembourg income tax, provided this sale, disposal or redemption took place more than 6 months after the Company’s shares were acquired or the disposal of the Company’s shares did not precede the acquisition and provided the Company’s shares do not represent a substantial participation.

A participation is deemed to be substantial where a resident individual shareholder holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that constituted a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than 6 months after the acquisition thereof are taxed according to the half-global rate method (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional/business activity, are subject to income tax at ordinary rates. Taxable gains are defined as being the difference between the price for which the Company’s shares have been disposed of and the lower of their cost or book value.

20.2.3.3.2	Luxembourg-resident Companies

Luxembourg resident corporate shareholders will be subject to corporation taxes at the rate of up to 24.94% for entities having their registered office in Luxembourg-City on dividend distributions made by the Company and the gains received upon disposal of the Company’s shares unless a tax exemption pursuant to the provisions of the Article 166 of the Luxembourg income tax law or the Grand-ducal decree dated December 21, 2001 applies or unless the shareholders benefit from a special tax regime such as undertakings for collective investment subject to the law of December 17, 2010, as amended, specialized investment funds subject to the law of February 13, 2007, as amended, investment companies in risk capital subject to the law of June 15, 2004, as amended, or family wealth management companies subject to the law of May 11, 2007, as amended, or reserved alternative investment funds subject to the law of July 23, 2016.

20.2.3.4	Net Wealth Tax

Non-resident and resident individual shareholders are exempt from net wealth tax on the Company’s shares in Luxembourg.

20.2.3.4.1	Non-resident Shareholders

The mere holding of the shares in Luxembourg custody accounts does not create a permanent establishment or a permanent representative in Luxembourg. Absent any permanent establishment or a permanent representative in Luxembourg, non-resident corporate shareholders will not be subject to net wealth tax in Luxembourg as a result of them holding the Company’s shares.

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Non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which the Company’s shares are attributable are subject to Luxembourg net wealth tax on the Company’s shares, unless the conditions provided for by paragraph 60 of the valuation law of October 16, 1934, as amended (BewG) are met.

20.2.3.4.2	Luxembourg-resident Shareholders

Shares of the Company held by Luxembourg resident corporate shareholders, will be subject to an annual net wealth tax charge (impôt sur la fortune) of 0.5% (of 0.05% applicable to the net wealth exceeding €500,000,000) except if:

(i)	the conditions provided for by the valuation law of October 16, 1934, as amended (BewG) are met; or

(ii)

the Luxembourg resident company benefits from a special tax regime such as undertakings for collective investment subject to the law of December 17, 2010, as amended, specialized investment funds subject to the law of February 13, 2007, as amended, investment companies in risk capital subject to the law of June 15, 2004, as amended, or family wealth management companies subject to the law of May 11, 2007, as amended, a professional pension institution governed by the amended law of July 13, 2005, a securitization company governed by the amended law of March 22, 2004 on securitization, or a reserved alternative investment fund vehicle governed by the amended law of July 23, 2016.

Luxembourg resident corporate shareholders are subject to the fixed minimum net wealth tax of €4,815 if the sum of fixed financial assets, receivables on related entities, transferable securities and cash at bank exceeds 90% of their balance sheet and €350,000. If the Luxembourg resident corporate shareholders should not fall within the scope of the €4,815 minimum net wealth tax, a progressive minimum net wealth tax will be applicable ranging from €535 to €32,100, depending on their total gross assets.

Investment companies in risk capital subject to the law of June 15, 2004, as amended, a professional pension institution governed by the amended law of July 13, 2005, a securitization company governed by the amended law of March 22, 2004 on securitization or a reserved alternative investment fund vehicle governed by the amended law of July 23, 2016 provided that its exclusive object is the investment in risk capital and that article 48 of the amended law of July 23, 2016 applies, remain subject to the minimum net wealth tax.

20.2.3.5	Other Tax Consequences

20.2.3.5.1	Stamp Taxes and Transfer Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by the holders of the Company’s shares as a consequence of the issuance of the Company’s shares, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the Company’s shares, unless the documents relating to the Company’s shares are voluntary registered or appended to a document that requires mandatory registration in Luxembourg.

20.2.3.5.2	Gift Taxes

No estate or inheritance tax is levied on the transfer of the Company’s shares upon death of a holder of the Company’s shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of the Company’s shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of the Company’s shares is a resident for tax purposes of Luxembourg at the time of his death, the Company’s shares are included in its taxable estate for inheritance tax or estate tax purposes.

20.2.3.5.3	VAT

If the activities of the Company do not exceed a mere holding activity, the Company should not be able to register for value added tax, (VAT), purposes in Luxembourg and any VAT suffered by the Company will, in principle, be final and irrecoverable. In case the Company provides services that are subject to VAT, it would have to register for VAT purposes in Luxembourg and it will be allowed to recover all or only a portion of the VAT incurred on its costs.

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21.        FINANCIAL INFORMATION

ADO Properties S.A.

Unaudited Condensed Consolidated Interim Financial Statements of ADO Properties S.A.

as of and for the nine-month period ended September 30, 2019

To the Shareholders of

ADO Properties S.A.

1B Heienhaff

L-1736

Senningerberg

Luxembourg

REPORT OF THE RÉVISEUR D’ENTREPRISES

AGRÉÉ ON THE REVIEW OF INTERIM FINANCIAL

INFORMATION

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of ADO Properties S.A. (“the Company”) as at September 30, 2019, the condensed consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three and nine month periods ended September 30, 2019, and notes to the interim financial information (“the condensed consolidated interim financial information”). Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as adopted, for Luxembourg, by the Institut des Réviseurs d’Entreprises. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at September 30, 2019 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union.

Luxembourg, November 12, 2019	KPMG Luxembourg, Société coopérative Cabinet de révision agréé

Bobbi Jean Breboneria Associate Partner

Condensed Consolidated Interim Statement of Financial Position as at

(thousands EUR)

		September 30, 2019	September 30, 2018	December 31, 2018
	Note	(Unaudited)	(Unaudited)	(Audited)
Assets
Non-current assets
Investment properties	4A	3,504,062	3,802,448	4,044,023
Advances in respect of investment properties		6,300	9,037	6,300
Property and equipment		10,752	3,020	3,495
Other financial asset	5B	6,628	6,203	6,615
Restricted bank deposits		2,921	—	3,859
Deferred expenses	4E	750	776	791
Right-of-use asset	3A	1,025	—	732

		3,532,438	3,821,484	4,065,815

Current assets
Trading properties	4B	27,882	37,990	35,028
Restricted bank deposits		26,003	27,352	24,752
Trade receivables		12,442	8,074	13,313
Other receivables		2,581	6,719	3,299
Cash and cash equivalents		57,186	32,130	27,966
Assets of disposal groups classified as held for sale	7A	929,022	—	—

		1,055,116	112,265	104,358

Total assets		4,587,554	3,933,749	4,170,173

Shareholders’ equity	4C
Share capital		55	55	55
Share premium		500,608	498,607	499,209
Reserves		319,493	328,354	324,877
Retained earnings		1,616,045	1,144,196	1,326,538

Total equity attributable to owners of the Company		2,436,201	1,971,212	2,150,679

Non-controlling interests		51,029	42,929	46,603

Total equity		2,487,230	2,014,141	2,197,282

Liabilities
Non-current liabilities
Corporate Bonds	4D	397,302	396,806	396,899
Convertible bonds	4D	155,805	—	154,252
Other loans and borrowings	4E	743,477	931,830	1,040,909
Other financial liabilities	4F	45,311	38,214	40,492
Derivatives	5B	10,385	2,355	16,236
Lease liabilities	3A	466	—	—
Deferred tax liabilities		221,571	219,808	249,114

		1,574,317	1,589,013	1,897,902

Current liabilities
Commercial papers		—	249,000	—
Other loans and borrowings	4E	34,267	30,889	17,064
Other financial liabilities	4F	1,535	331	1,535
Trade payables		15,098	15,726	18,497
Other payables		41,375	34,559	37,790
Lease liabilities	3A	721	—	—
Derivatives	5B	103	90	103
Liabilities of disposal groups classified as held for sale	7A	432,908	—	—

		526,007	330,595	74,989

Total equity and liabilities		4,587,554	3,933,749	4,170,173

Ran Laufer	Eyal Merdler
CEO	CFO

Date of approval: November 12, 2019

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Profit or Loss

(thousands EUR)

	Note	For the nine months ended		For the three months ended		For the year ended December 31, 2018
		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	6A	119,625	115,833	39,929	42,445	154,853
Cost of operations	6B	(32,573)	(31,605)	(11,002)	(12,739)	(41,996)

Gross profit		87,052	84,228	28,927	29,706	112,857

General and administrative expenses		(14,666)	(11,543)	(5,487)	(4,604)	(18,451)
Other expenses	7A	(10,815)	—	(10,815)	—	—
Changes in fair value of investment properties	7A	342,766	197,785	84,037	(1,246)	404,936

Results from operating activities		404,337	270,470	96,662	23,856	499,342

Finance income		6,561	965	174	262	1,399
Finance costs		(23,983)	(21,090)	(8,832)	(6,939)	(32,915)

Net finance costs	6C	(17,422)	(20,125)	(8,658)	(6,677)	(31,516)

Profit before tax		386,915	250,345	88,004	17,179	467,826

Income tax expense		(58,843)	(39,368)	(13,653)	(2,489)	(70,362)

Profit for the period		328,072	210,977	74,351	14,690	397,464

Profit attributable to:
Owners of the Company		323,646	204,151	74,064	14,605	386,964
Non-controlling interests		4,426	6,826	287	85	10,500

Profit for the period		328,072	210,977	74,351	14,690	397,464

Basic earnings per share (in EUR)		7.33	4.63	1.68	0.33	8.77

Diluted earnings per share (in EUR)		6.85	4.63	1.59	0.33	8.77

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Comprehensive Income

(thousands EUR)

	For the nine months ended		For the three months ended		For the year ended December 31, 2018
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Profit for the period	328,072	210,977	74,351	14,690	397,464

Items that may be reclassified subsequently to profit or loss
Hedging reserve classified to profit or loss, net of tax	—	10	—	—	10
Effective portion of changes in fair value of cash flow hedges	(673)	530	(17)	420	200
Related tax	106	(85)	3	(66)	(33)

Total other comprehensive income (loss)	(566)	455	(14)	354	177

Total comprehensive income for the period	327,506	211,432	74,337	15,044	397,641

Total comprehensive income attributable to:
Owners of the Company	323,080	204,606	74,050	14,959	387,141
Non-controlling interests	4,426	6,826	287	85	10,500

Total comprehensive income for the period	327,506	211,432	74,337	15,044	397,641

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Cash Flows

(thousands EUR)

								For the year ended December 31, 2018
		For the nine months ended			For the three months ended
		September 30, 2019	September 30, 2018		September 30, 2019	September 30, 2018
	Note	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
Cash flows from operating activities
Profit for the period		328,072	210,977		74,351	14,690		397,464
Adjustments for:
Depreciation		1,065	337		318	113		527
Change in fair value of investment properties	4A, 7A	(342,766)	(197,785)		(84,037)	1,246		(404,936)
Net finance costs	6C	17,422	20,125		8,658	6,677		31,516
Income tax expense		58,843	39,368		13,653	2,489		70,362
Share-based payment		358	415		95	138		546
Change in short-term restricted bank deposits related to tenants		(1,904)	(1,068)		(484)	658		(1,624)
Change in short-term restricted bank deposits from condominium sales		(2,887)	(2,013	) (*)	(246)	(547	) (*)	(3,320)
Change in trade receivables		(536)	2,313		(2,557)	1,322		(2,926)
Change in other receivables		(2,408)	(1,052)		(1,475)	(1,451)		2,427
Change in trading properties		7,146	10,622		2,298	4,963		13,585
Change in trade payables		(1,714)	68		536	1,693		4,623
Change in other payables		8,925	(1,509)		8,730	(1,901)		(156)
Income tax paid		(7,087)	(1,928)		(495)	(1,122)		(4,155)

Net cash from operating activities		62,529	78,870		19,345	51,368		103,933

Cash flows from investing activities
Purchase of and CAPEX on investment properties	4A	(42,436)	(101,216)		(11,079)	(28,146)		(117,118)
Advances paid for investment property purchase		—	(1,900)		—	(1,900)		—
Purchase of property and equipment		(2,719)	(517)		(271)	(152)		(1,182)
Interest received		20	121		14	74		143
Acquisition of subsidiaries, net of acquired cash		—	(197,605)		—	(774)		(216,685)
Change in short-term restricted bank deposits, net		226	205	(*)	8	405	(*)	808

Net cash used in investing activities		(44,909)	(302,925)		(11,328)	(31,040)		(334,034)
Cash flows from financing activities
Proceeds from issue of bonds, net	4D	—	—		—	—		163,740
Long-term loans received	4E	79,427	7,695		—	—		121,637
Repayment of long-term loans	4E	(13,173)	(73,645)		(5,079)	(57,795)		(93,283)
Proceeds from issuance of commercial papers		—	534,000		—	294,000		673,000
Repayment of commercial papers		—	(285,000)		—	(205,000)		(673,000)
Repayment of short-term loans	4E	—	(2,300)		(30,000)	—		(2,300)
Upfront fees paid for credit facilities		(443)	(1,236)		(138)	(143)		(1,377)
Interest paid		(20,561)	(19,865)		(11,251)	(10,663)		(24,873)
Compensation fee payments in respect of other financial liabilities	4F	—	(537)		—	—		(537)
Payment of lease liabilities		(551)			(193)	—		—
Payment from settlement of derivatives		—	(10)		—	—		(10)
Dividend distributed	4C	(33,098)	(26,460)		—	—		(26,460)

Net cash from financing activities		11,601	132,642		(46,661)	20,399		136,537

Change in cash and cash equivalents during the period		29,221	(89,400)		(38,644)	18,874		(93,564)
Cash and cash equivalents at the beginning of the period		27,965	121,530		95,830	13,256		121,530

Cash and cash equivalents at the end of the period		57,186	32,130		57,186	32,130		27,966

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

(thousands EUR)

	Share capital		Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
For the nine months ended September 30, 2019
(Unaudited)

Balance as at January 1, 2019	55		499,209	(859)	325,736	1,326,538	2,150,679	46,603	2,197,282

Total comprehensive income for the period

Profit for the period	—		—	—	—	323,646	323,646	4,426	328,072
Other comprehensive income for the period, net of tax	—		—	(566)	—	—	(566)	—	(566)

Total comprehensive income (loss) for the period	—		—	(566)	—	323,646	323,080	4,426	327,506

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net (see note 4C)		(*)	1,399	—	—	(1,399)	—	—	—
Changes in put option (see note 4F)	—		—	—	(4,819)	—	(4,819)	—	(4,819)
Dividend distributed (see note 4C)	—		—	—	—	(33,098)	(33,098)	—	(33,098)
Share-based payment	—		—	—	—	358	358	—	358

Balance as at September 30, 2019	55		500,608	(1,424)	320,917	1,616,045	2,436,201	51,029	2,487,230

(*)	Represents an amount less than EUR 1 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

(thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
For the nine months ended September 30, 2018
(Unaudited)

Balance as at January 1, 2018	55	498,607	(1,036)	331,674	966,090	1,795,390	36,103	1,831,493

Total comprehensive income for the period

Profit for the period	—	—	—	—	204,151	204,151	6,826	210,977
Other comprehensive income for the period, net of tax	—	—	455	—	—	455	—	455

Total comprehensive income for the period	—	—	455	—	204,151	204,606	6,826	211,432

Transactions with owners, recognized directly in equity

Changes in put option (see note 4F)	—	—	—	(2,739)	—	(2,739)	—	(2,739)
Dividend distributed	—	—	—	—	(26,460)	(26,460)	—	(26,460)
Share-based payment	—	—	—	—	415	415	—	415

Balance as at September 30, 2018	55	498,607	(581)	328,935	1,144,196	1,971,212	42,929	2,014,141

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

(thousands EUR)

	Share capital		Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
For the three months ended September 30, 2019
(Unaudited)

Balance as at July 1, 2019	55		499,209	(1,411)	321,390	1,543,285	2,362,528	50,742	2,413,270

Total comprehensive income for the period

Profit for the period	—		—	—	—	74,064	74,064	287	74,351
Other comprehensive income for the period, net of tax	—		—	(14)	—	—	(14)	—	(14)

Total comprehensive income for the period	—		—	(14)	—	74,064	74,050	287	74,337

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net (see note 4C)	(	*)	1,399	—	—	(1,399)	—	—	—
Changes in put option (see note 4F)	—		—	—	(473)	—	(473)	—	(473)
Share-based payment	—		—	—	—	95	95	—	95

Balance as at September 30, 2019	55		500,608	(1,424)	320,917	1,616,045	2,436,201	51,029	2,487,230

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

(thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
For the three months ended September 30, 2018
(Unaudited)

Balance as at July 1, 2018	55	498,607	(935)	329,246	1,129,453	1,956,426	42,844	1,999,270

Total comprehensive income (loss) for the period

Profit (loss) for the period	—	—	—	—	14,605	14,605	85	14,690
Other comprehensive income for the period, net of tax	—	—	354	—	—	354	—	354

Total comprehensive income (loss) for the period	—	—	354	—	14,605	14,959	85	15,044

Transactions with owners, recognized directly in equity

Changes in put option (see note 4F)	—	—	—	(311)	—	(311)	—	(311)
Share-based payment	—	—	—	—	138	138	—	138

Balance as at September 30, 2018	55	498,607	(581)	328,935	1,144,196	1,971,212	42,929	2,014,141

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

(thousands EUR)

	Share capital		Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
For the year ended December 31, 2018
(Audited)

Balance as at January 1, 2018	55		498,607	(1,036)	331,674	966,090	1,795,390	36,103	1,831,493

Total comprehensive income for the year

Profit for the year	—		—	—	—	386,964	386,964	10,500	397,464
Other comprehensive income for the year, net of tax	—		—	177	—	—	177	—	177

Total comprehensive income for the year	—		—	177	—	386,964	387,141	10,500	397,641

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net		(*)	602	—	—	(602)	—	—	—
Changes in put option (see note 4F)	—		—	—	(5,938)	—	(5,938)	—	(5,938)
Dividend distributed	—		—	—	—	(26,460)	(26,460)	—	(26,460)
Share-based payment	—		—	—	—	546	546	—	546

Balance as at December 31, 2018	55		499,209	(859)	325,736	1,326,538	2,150,679	46,603	2,197,282

(*)	Represents an amount less than EUR 1 thousand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Note 1 – ADO Properties S.A.

ADO Properties S.A. (the “Company”) was incorporated on November 13, 2007 as a private limited liability company in Cyprus, and until June 8, 2015, its legal name was “Swallowbird Trading & Investments Limited”. The Company holds and operates a portfolio of mainly residential assets in Berlin, Germany.

The Company deleted its registration in Cyprus and moved its registered office and central administration to Luxembourg by decision of the general meeting of shareholders dated June 8, 2015 and adopted the form of a private limited liability company (société à responsabilité limitée) under Luxembourg law. The Company was then converted into a public limited liability company (société anonyme) under Luxembourg law by decision of the general meeting of shareholders dated June 16, 2015 and changed its name to “ADO Properties S.A.” (B-197554). The address of the Company’s registered office is Aerogolf Center, 1B Heienhaff, L-1736 Senningerberg, Luxembourg.

On July 23, 2015, the Company completed an initial public offering (“IPO”), and its shares have since been traded on the regulated market (Prime Standard) of Frankfurt Stock Exchange.

The Company is a direct subsidiary of ADO Group Ltd (“ADO Group”), an Israeli company traded on the Tel Aviv Stock Exchange.

The Condensed Consolidated Interim Financial Statements of the Company as at September 30, 2019 and for the three and nine-month periods then ended comprise the Company and its subsidiaries (together referred to as the “Group”).

Note 2 – Basis of Accounting

A.	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as applicable in the European Union (“EU”). They do not include all the information required for a complete set of financial statements. However, selected explanatory notes are included to explain events and transactions that are significant for understanding the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

These condensed consolidated interim financial statements are presented in Euro (“EUR”), and have been rounded to the nearest thousand except where otherwise indicated. Due to rounding, the figures reported in tables and cross-references may deviate from their exact values as calculated.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 12, 2019.

B.	Use of estimates and judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements as at and for the year ended December 31, 2018.

Note 3 – Accounting Policies

Except as described below in note 3A, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its financial statements for the year ended December 31, 2018. These condensed consolidated interim financial statements should therefore be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2018.

Note 3 – Accounting Policies (continued)

A.	Initial application of new standards, amendments to standards and interpretations

As from January 1, 2019, the Group applies the new standards and amendments to standards described below:

•	IFRS 16 Leases

The Group has initially adopted IFRS 16 from January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

•	Applying the practical expedient regarding the recognition and measurement of leases where the underlying asset has a low value;

•

Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all groups of underlying assets to which the right-of-use relates.

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(1)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(2)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized EUR 1,553 thousand of right-of-use assets and a EUR 1,553 thousand lease liability as at January 1, 2019.

As at September 30, 2019, the balance of right-of-use assets amounted to EUR 1,025 thousand and of the lease liability to EUR 1,187 thousand. Also in relation to those leases under IFRS 16, the Group recognized depreciation and interest costs instead of operating lease expense. During the nine months ended September 30, 2019, the Group recognized EUR 528 thousand of depreciation changes and EUR 185 thousand interest costs from these leases.

•	IFRIC 23 Uncertainty Over Income Tax Treatments

The Group has initially adopted IFRIC 23 Uncertainty Over Income Tax Treatments from 1 January 2019, but it does not have a material effect on the Group’s condensed consolidated interim financial statements.

Note 3 – Accounting Policies (continued)

B.	New IFRS standards and interpretations not yet adopted

•	IFRS 3 Business Combinations

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

The Group has not yet commenced examining the effects of adopting the Amendment on the condensed consolidated interim financial statements.

Note 4 – Selected Notes to the Condensed Consolidated Interim Statement of Financial Position

A.	Investment properties

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	thousands EUR
Balance as at 1 January	4,044,023	3,271,298	3,271,298
Additions by way of acquiring subsidiaries	—	209,409	229,077
Additions by way of acquiring assets	—	87,150	87,150
Capital expenditure	42,373	36,807	51,562
Transfer from investment properties to Property and equipment (1)	(5,100)	—	—
Transfer from investment properties to Assets of disposal group classified as held for sale (see note 7A)	(920,000)	—	—
Fair value adjustments	342,766	197,785	404,936

Total	3,504,062	3,802,448	4,044,023

(1)

During the reporting period, the Group reclassified a building from investment properties to property and equipment in a total amount of EUR 5,100 thousand, representing its fair value for the reclassification date. The transfer was evidenced by a change in use (commencement of owner-occupation).

According to the Group’s fair value valuation policies for investment properties, investment properties generally undergo a detailed valuation as at June 30 and December 31 of each year. The fair value of the investment properties as at September 30, 2019 was determined based on valuations as at June 30, 2019 performed by valuation expert CBRE, an industry specialist that has appropriate, recognized professional qualifications and up-to-date experience regarding the location and category of the properties. For the purpose of these condensed consolidated interim financial statements, the appropriateness of these valuations is monitored on an ongoing basis. According to the Company assessments, there were no material changes to the parameters that were used for the June 30, 2019 valuations. For changes in fair value as a result of non-current assets and liabilities of disposal groups classified as held for sale see note 7A.

The valuations are based on a discounted cash flow model. The valuation model considers the present value of net cash flows to be generated from the property, taking into account expected rental growth rate, void periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants.

The expected net cash flows are discounted using risk-adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location (prime vs. secondary), tenant credit quality and lease terms.

The current average capitalization rate (cap rate) is 2.6% (as at September 30, 2018: 2.9% and as at December 31, 2018: 2.8%) and was calculated based on the Net Operating Income (NOI) for the last month of the reporting period on an annualized basis, divided by the fair value.

During October 2019 the Berlin Senate of the governing coalition proposed an edict to freeze rents of existing and new leases of existing residential apartments (except for subsidized or newly constructed apartments) in Berlin for five years (the “Berliner Mietendeckel”).

Note 4 – Selected Notes to the Condensed Consolidated Interim Statement of Financial Position (continued)

A.	Investment properties (continued)

From CBRE point of view the realization of the “Berliner Mietendeckel” in detail as of September 30, 2019 is still uncertain. By now, economical and legal effects / outcomes of the “Berliner Mietendeckel” are not predictable. CBRE states that in terms of market sentiment from the direct investors’ side, they so far haven’t seen any decreases in pricing. Also, CBRE states that they are continuing to monitor the pricing of recent transactions, which will be relevant for the valuation as of December 31, 2019. So far, CBRE did not incorporate any changes in the cash flow of the DCF model as there is no existing legal framework for it. Further, carried out a survey based on real transaction prices from the local land valuation board and asking prices, both for multifamily houses in Berlin. By comparing July to October 2019 with the first half of 2019 the result of our analysis is that both sources of information indicate stable to slightly increasing prices despite the announcement of the rental freeze proposition. However, the valuer noted, that investors are more cautious and sometimes transactions are on hold. Therefore, the discount and exit cap rates, as of the date of approving these financial statements, remain stable.

B.	Trading properties

During the nine months ended September 30, 2019, the Group completed the sale of 49 condominium units for a total consideration of EUR 12.1 million (during the first nine months of 2018: 50 units for EUR 16.2 million and during the full year 2018: 66 units for EUR 20.3 million) recorded under revenues in this condensed consolidated interim statement of profit or loss.

C.	Equity

A dividend in the amount of EUR 33 million (EUR 0.75 per share) was paid based on a decision of the Annual General Meeting which took place on June 20, 2019.

On July 5, 2019, based on their long-term incentive plan, the Company issued 63,850 shares without nominal value free of charge to Mr. Rabin Savion (the former CEO), Mr. Florian Goldgruber (the former CFO) and Mr. Eyal Horn (the former COO).

D.	Corporate bonds and convertible bonds

On July 20, 2017, the Company placed unsecured, fixed-rate corporate bonds with a total nominal amount of EUR 400 million with institutional investors. The bonds carry an interest rate of 1.5% (effective interest rate of 1.64%) per annum and mature on July 26, 2024. The gross proceeds resulting from the transaction amounted to EUR 398.6 million with an issue price of 99.651%. The net proceeds of the bond were mainly used to fund acquisitions.

On November 16, 2018, the Company placed senior, unsecured convertible bonds in a total nominal amount of EUR 165 million with institutional investors, convertible into new and/or existing ordinary registered shares of the Company. The coupon has been set at 1.25% p.a. (effective interest rate of 1.34%), payable semi-annually in arrears. The bonds will mature on November 23, 2023.

The Company undertakes not to incur any financial indebtedness after the issue date of the bonds, and will also procure that its subsidiaries will not incur any financial indebtedness after the issue date of the bond (except for refinancing existing financial indebtedness), if immediately after giving effect to the incurrence of such additional financial indebtedness (taking into account the application of the net proceeds of such incurrence) the following tests would not be met: (i) Loan-to-Value ratio (LTV) ≤ 60%; (ii) secured Loan-to-Value ratio ≤ 45%; (iii) unencumbered asset ratio ≥ 125%; and (iv) interest coverage ratio (ICR) ≥ 1.8.

As at September 30, 2019, the Company is fully compliant with all covenant requirements.

E.	Other loans and borrowings

Loans and borrowings have increased in comparison with December 31, 2018 mainly due to the following:

On June 28, 2019, the Group received a bank loan in the amount of EUR 80 million to finance existing assets. The new loan carries an annual fixed interest rate of 1.07% per annum for an 8-year term.

Note 4 – Selected Notes to the Condensed Consolidated Interim Statement of Financial Position (continued)

E.	Other loans and borrowings (continued)

As at September 30, 2019, other loans and borrowings carry an average effective interest rate (i.e. considering the swap interest hedging effect from variable to fixed interest) of 1.6% per annum (as at September 30, 2018: 1.8% and as at December 31, 2018: 1.8%). The average maturity of other loans and borrowings is 4.5 years (as at September 30, 2018: 4.5 years and as at December 31, 2018: 4.3 years).

All bank loans are non-recourse loans from German banks with the related assets (investment properties and trading properties) as their only security.

As at September 30, 2019, under the existing loan agreements, the Group is fully compliant with its obligations (including loan covenants) to the financing banks.

On March 9, 2018, the Group signed a EUR 200 million revolving credit facility with a 2-year term and two extension options, each for one year. The relating upfront fees were recognized under deferred expenses in the condensed consolidated interim statement of financial position and will be amortized over four years. On January 30, 2019, the Group exercised one extension option for one year. On June 20, 2019, the Group drew down an amount of EUR 30 million from the revolving credit facility for a one-month term. The amount was repaid in July 2019. At the time of the approval of these condensed consolidated interim financial statements, no amounts were borrowed by the Group under the revolving credit facility.

F.	Other financial liabilities

In relation to purchase agreements of 94%-94.9% of the shares of property holding companies, the Company entered into an agreement with ADO Group to purchase the remaining 5.1%-6% of the shares of the property holding companies. As part of the agreement, it was decided that upon the completion of a period of ten years following the closing of the transaction, ADO Group shall have the right to sell its interest to the Company for the higher of: (i) the fair value of the shares; and (ii) the amount paid by ADO Group to purchase its interest less any dividends distributed to ADO Group by the property companies during the 10-year period.

Based on profit transfer agreements, ADO Group is entitled to an annual compensation fee in respect of its interest in the German property holding companies.

The Company recognized the put option and compensation fee as a financial liability measured at fair value at each reporting date, whereas the changes in the fair value are recognized in equity. In respect of the put option and the compensation fee, the following balances are included in the condensed consolidated interim statement of financial position:

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	thousands EUR
Current liabilities
Compensation fee	1,535	331	1,535
Non-current liabilities
Compensation fee	1,766	785	1,766
Put option	43,542	37,429	38,726

Total	46,843	38,545	42,027

Note 5 – Financial Instruments

All of the aspects of the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2018.

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, restricted and other bank deposits and trade and other payables are considered to be the same or approximate to their fair value due to their short-term nature.

Note 5 – Financial Instruments (continued)

A.	Financial instruments measured at fair value for disclosure purposes only (continued)

The fair values of the other liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	September 30, 2019		September 30, 2018		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	thousands EUR		thousands EUR		thousands EUR
	(Unaudited)		(Unaudited)		(Audited)
Corporate Bonds	397,302	402,380	396,806	389,188	396,899	375,992
Convertible bonds	155,805	172,348	—	—	154,252	156,387
Commercial papers	—	—	249,000	249,000	—	—
Variable rate loans and borrowings (*)	76,066	79,013	75,178	76,859	76,895	79,207
Fixed rate loans and borrowings (*)	701,678	714,754	887,541	887,845	981,078	1,002,513

Total	1,330,851	1,368,495	1,608,525	1,602,892	1,609,124	1,614,099

(*)	Including the current portion of long-term loans and borrowings.

A.	Fair value hierarchy of financial instruments measured at fair value

The table below analyzes financial instruments, measured at fair value at the end of the reporting period, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	September 30, 2019		September 30, 2018		December 31, 2018
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
	(Unaudited)		(Unaudited)		(Audited)
	thousands EUR
Other financial asset (1)	—	6,628	—	6,203	—	6,615
Derivative financial liabilities (2)	10,385	—	2,445	—	16,339	—
Other long-term liabilities (3)	—	45,311	—	38,545	—	42,027

(1)	Other financial asset relates to the Group’s option for purchasing the non-controlling interest in a transaction completed at the end of 2013. This other financial asset is measured at fair value.
(2)

The fair value of the interest rate swaps, including both current and non-current liabilities, is measured by discounting the future cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The credit risk used by the bank is not a material component of the valuation made by the bank, and the other variables are market-observable.

The fair value of the derivative component of convertible bonds is determined by an external valuer, calculated by reference to the market terms of similar convertible securities.

(3)

Other financial liabilities relates to a put option and an annual compensation fee granted to ADO Group (see note 4F) measured at fair value. The fair value is calculated based on the expected payment amounts, and the liability is discounted to present value using the market interest rate at the reporting date.

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

Note 6 – Selected Notes to the Condensed Consolidated Interim Statement of Profit or Loss

A.	Revenue

	For the nine months ended		For the three months ended		For the year ended December 31, 2018
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	In thousands EUR
Net rental income	101,727	94,637	34,278	33,050	127,982
Selling of condominiums	12,131	16,249	3,796	7,807	20,265
Income from facility services	5,767	4,947	1,855	1,588	6,606

Total	119,625	115,833	39,929	42,445	154,853

Note 6 – Selected Notes to the Condensed Consolidated Interim Statement of Profit or Loss (continued)

B.	Cost of operations

	For the nine months ended		For the three months ended		For the year ended December 31, 2018
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	In thousands EUR
Salaries and other expenses	9,551	7,037	3,214	2,535	10,320
Cost of utilities recharged, net	1,461	976	690	390	1,843
Sale of condominiums – cost	8,670	12,701	2,637	5,681	15,817
Property operations and maintenance	12,891	10,891	4,461	4,133	14,016

Total	32,573	31,605	11,002	12,739	41,996

C.	Net finance costs

	For the nine months ended		For the three months ended		For the year ended December 31, 2018
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	In thousands EUR
Interest on bonds	7,985	4,893	2,678	1,638	6,927
Change in fair value of derivative component of convertible bond	(6,528)	—	(160)	—	3,896
Interest on other loans and borrowings	14,310	14,607	4,966	4,844	19,214
One-off refinance costs	—	440	—	—	613
Other net finance expenses (income)	1,655	185	1,174	195	866

Total	17,422	20,125	8,658	6,677	31,516

Note 7 – Non-Current Assets and Liabilities of Disposal Groups classified as held for Sale

On September 26, 2019 the Company has announced the entering into of a share purchase agreement for the sale of 100% of the shares of certain subsidiaries owning 23 properties consisting in aggregate of approximately 5,900 residential apartment units. The sale price for the shares is EUR 920 million, less approximately EUR 350 million of net debt of the companies being sold, as a result, the company recognized increase in fair value of investment property in an amount of 84m. The assets are located in the Spandau and Reinickendorf districts in the West and the North of Berlin, most of which were acquired in 2015. The Company recognized transaction costs in a total amount of EUR 10.8 million including broker fees, bonuses and professional services related to the sale.

A.	Assets and liabilities of disposal groups classified as held for sale

Assets of disposal groups classified as held for sale

Sep 30 2019
(Unaudited)
EUR thousands
Cash and cash equivalent and restricted cash	4,302
Trade and other receivables	4,720
Investment property	920,000

Total	929,022

Note 7 – Non-Current Assets and Liabilities of Disposal Groups classified as held for Sale (continued)

A.	Assets and liabilities of disposal groups classified as held for sale (continued)

Liabilities of disposal groups classified as held for sale

Sep 30 2019
(Unaudited)
EUR thousands
Trade payables and other payables	6,758
Loans and borrowings	348,052
Deferred tax liabilities	78,098

Total	432,908

B.	Income and expenses recognized in other comprehensive income

The Group does not have any income and expenses recognized directly in other comprehensive income and, relating to non-current assets and disposal groups, classified as held for sale.

Note 8 – Segments Reporting

The basis of segmentation and the measurement basis for segment profit or loss are the same as presented in note 25 regarding operating segments in the annual consolidated financial statements for the year ended December 31, 2018.

A.	Information about reportable segments

Information regarding the results of each reportable segment is included below.

	For the nine months ended September 30, 2019
	Residential property management	Privatization	Total consolidated
	thousands EUR
	(Unaudited)
External income from residential property management	107,059	435	107,494
External income from selling condominiums	—	12,131	12,131

Consolidated revenue	107,059	12,566	119,625
Reportable segment gross profit	83,206	3,846	87,052

General and administrative expenses			(14,666)
Other expenses			(10,815)
Changes in fair value of investment properties			342,766
Finance income			33
Finance expense			(17,455)

Consolidated profit before tax			386,915
Income tax expense			(58,843)

Note 8 – Segments Reporting (continued)

A.	Information about reportable segments (continued)

	For the nine months ended September 30, 2018
	Residential property management	Privatization	Total consolidated
	thousands EUR
	(Unaudited)
External income from residential property management	98,916	668	99,584
External income from selling condominiums	—	16,249	16,249

Consolidated revenue	98,916	16,917	115,833
Reportable segment gross profit	80,213	4,015	84,228

General and administrative expenses			(11,543)
Changes in fair value of investment properties			197,785
Finance income			965
Finance expense			(21,090)

Consolidated profit before tax			250,345
Income tax expense			(39,368)

	For the three months ended September 30, 2019
	Residential property management	Privatization	Total consolidated
	thousands EUR
	(Unaudited)
External income from residential property management	35,990	143	36,133
External income from selling condominiums	—	3,796	3,796

Consolidated revenue	35,990	3,939	39,929
Reportable segment gross profit	27,631	1,296	28,927

General and administrative expenses			(5,487)
Other expenses			(10,815)
Changes in fair value of investment properties			84,037
Finance income			174
Finance expense			(8,832)

Consolidated profit before tax			88,004
Income tax expense			(13,653)

Note 8 – Segments Reporting (continued)

A.	Information about reportable segments (continued)

	For the three months ended September 30, 2018
	Residential property management	Privatization	Total consolidated
	thousands EUR
	(Unaudited)
External income from residential property management	34,432	206	34,638
External income from selling condominiums	—	7,807	7,807

Consolidated revenue	34,432	8,013	42,445
Reportable segment gross profit	27,433	2,273	29,706

General and administrative expenses			(4,604)
Changes in fair value of investment properties			(1,246)
Finance income			262
Finance expense			(6,939)

Consolidated profit before tax			17,179
Income tax expense			(2,489)

	For the year ended December 31, 2018
	Residential property management	Privatization	Total consolidated
	thousands EUR
	(Audited)
External income from residential property management	133,736	852	134,588
External income from selling condominiums	—	20,265	20,265

Consolidated revenue	133,736	21,117	154,853
Reportable segment gross profit	107,966	4,891	112,857

General and administrative expenses			(18,451)
Changes in fair value of investment properties			404,936
Finance income			1,399
Finance expense			(32,915)

Consolidated profit before tax			467,826
Income tax expense			(70,362)

Note 9 – Other Information

A.

On July 22, 2019, the contract of Mr. Rabin Savion as Chief Executive Officer (CEO) expired. The Company and Mr. Savion agreed by mutual consent not to extend his appointment as CEO of the Company. According to the mutual termination agreement signed on June 13, 2019, Mr. Savion was entitled to receive a total amount of EUR 1,332 thousand to be settled in cash (EUR 82 thousand for the period between January 1, 2019 and July 22, 2019, based on the short-term incentive plan, and the rest as termination fees). On July 24, 2019, the Company paid to Mr. Savion an amount of EUR 645 thousand. The rest of the termination fees will be payable in twelve equal monthly installments. In addition, on July 5, 2019, based on the long-term incentive plan, the Company issued 31,412 shares free of charge to Mr. Savion.

B.

On June 21, 2019, the Company’s Board appointed Mr. Ran Laufer as Chief Executive Officer of the Company. He joined the Company in his role as CEO on July 23, 2019, and the initial term of his service agreement extends through July 22, 2023.

ADO Properties S.A.

Consolidated financial statements of ADO Properties S.A. as of and for the fiscal year ended

December 31, 2018

To the Shareholders of

ADO Properties S.A.

1B Heienhaff

L-1736 Senningerberg

Luxembourg

REPORT OF THE REVISEUR D’ENTREPRISES AGREE

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of ADO Properties S.A. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as at December 31, 2018, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Basis for opinion

We conducted our audit in accordance with the EU Regulation N° 537/2014, the Law of July 23, 2016 on the audit profession (the “Law of July 23, 2016”) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (the “CSSF”). Our responsibilities under the EU Regulation N° 537/2014, the Law of July 23, 2016 and ISAs are further described in the «Responsibilities of “Réviseur d’Entreprises agréé” for the audit of the consolidated financial statements» section of our report. We are also independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (the “IESBA Code”) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period.

These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition for investment properties

a)	Why the matter was considered to be one of most significance in our audit of the consolidated financial statements of the current period

Refer to Note 17 to the consolidated financial statements for related disclosures. Revenue for the Group consists primarily of rental income. We identified revenue recognition as a key audit matter as revenue is an important measure used to evaluate the performance of the Group and there is a risk that revenue is overstated.

b)	How the matter was addressed in our audit

Our procedures over revenue recognition included, but were not limited to:

•	Evaluating the design and implementation and of operating effectiveness of key internal controls over the recording of revenue for the investment properties;

•

Comparing rental revenue with underlying tenancy information, including monthly rents and rental periods as set out in the signed rental agreements, on a sample basis, and assessing whether fixed rental revenue had been recorded in the appropriate accounting period; and

•

Performing substantive analytical procedures on the rental income by building an expectation for the rental income and comparing it to the actual rental income disclosed in the consolidated financial statements.

Valuation of investment properties

a)	Why the matter was considered to be one of most significance in our audit of the consolidated financial statements of the current period

Refer to Note 5 to the consolidated financial statements for related disclosures. We identified the valuation of investment properties as a key audit matter as they represent approximately 96.97% of total assets of the Group, and significant judgement is required in determining their fair value.

The investment properties are stated at their fair values based on reports by independent external valuers (hereafter “the Valuer”).

The valuation process involves significant judgement in determining the appropriate valuation methodology to be used, and in estimating the underlying assumptions to be applied. In determining the property’s valuation, the Valuer takes into account property specific characteristics and information including the rental income. The Valuer applies assumptions for estimated market rent, capitalization interest rate and discount rate, which are influenced by prevailing market conditions and comparable market transactions, to arrive at the final valuation.

The significance of the estimates and judgements involved, together with the fact that only a small percentage difference in individual property valuation, when aggregated, could result in a material misstatement on the consolidated statement of profit or loss and the consolidated statement of financial position, requires specific audit focus in this area.

b)	How the matter was addressed in our audit

Our procedures over the valuation of investment properties included, but were not limited to:

•

Evaluating the qualifications and competence of the external Valuer and reading the terms of engagement of the Valuer with the Group to determine whether there were any matters that might have affected their objectivity or limited the scope of their work.

Involving our own valuation specialists to evaluate the valuation methodologies used and to test the integrity of inputs of the projected cash flows used in the valuation to supporting leases and other documents on a sample basis;

Involving our own valuation specialists to challenge the capitalisation and discount rates used in the valuation by comparing them with historical rates and available industry data, taking into consideration comparability and market factors. Where the rates were outside the expected range, we undertook further procedures to understand the effect of additional factors and, when necessary, held further discussions with the Valuer; and

Assessing the adequacy of the descriptions in consolidated the financial statements, in describing the inherent degree of subjectivity and key assumptions in the estimates. This includes the relationships between the key unobservable inputs and fair values, in conveying the uncertainties.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report including the combined management report and the Corporate Governance Report but does not include the consolidated financial statements and our report of “Réviseur d’Entreprises agréé” thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information we are required to report this fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and Those Charged with Governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the Réviseur d’Entreprises agréé for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of “Réviseur d’Entreprises agréé” that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the EU Regulation N° 537/2014, the Law of July 23, 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the EU Regulation N° 537/2014, the Law of July 23, 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

Conclude on the appropriateness of Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the “Réviseur d’Entreprises agréé” to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the “Réviseur d’Entreprises agréé”. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

We have been appointed as “Réviseur d’Entreprises agréé” by the General Meeting of the Shareholders on June 19, 2018 and the duration of our uninterrupted engagement, including previous renewals and reappointments, is four years, three years of which was since the Company became a public interest entity.

The combined management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

The accompanying Corporate Governance Report is presented on pages 55 to 62. The information required by Article 68ter paragraph (1) letters c) and d) of the law of December 19, 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

We confirm that the audit opinion is consistent with the additional report to the audit committee or equivalent.

We confirm that the prohibited non-audit services referred to in the EU Regulation No 537/2014 were not provided and that we remained independent of the Group in conducting the audit.

Other matter

The Corporate Governance Report includes, when applicable, information required by Article 68ter paragraph (1) points a), b), e), f) and g) of the law of December 19, 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

Luxembourg, March 19, 2019	KPMG Luxembourg
Société coopérative
Cabinet de révision agréé

Bobbi Jean Breboneria

Consolidated Statement of Financial Position as at

(In thousands EUR)

		As at December 31,
	Note	2018	2017
Assets
Non-current assets
Investment properties	5	4,044,023	3,271,298
Advances in respect of investment properties		6,300	34,425
Property and equipment		3,495	2,783
Other financial asset	23	6,615	5,359
Restricted bank deposits	7	3,859	539	(*)
Deferred expenses	14	791	—
Deferred tax assets	16	732	—

		4,065,815	3,314,404

Current assets
Trading properties	6	35,028	42,961
Restricted bank deposits	7	24,752	23,813	(*)
Trade receivables	8	13,313	10,324
Other receivables	9	3,299	5,231
Cash and cash equivalents	10	27,966	121,530

		104,358	203,859

Total assets		4,170,173	3,518,263

Shareholders’ equity	12
Share capital		55	55
Share premium		499,209	498,607
Reserves		324,877	330,638
Retained earnings		1,326,538	966,090

Total equity attributable to owners of the Company		2,150,679	1,795,390

Non-controlling interests		46,603	36,103

Total equity		2,197,282	1,831,493

Liabilities
Non-current liabilities
Corporate bonds	13	396,899	396,396
Convertible bonds	13	154,252	—
Other loans and borrowings	14	1,040,909	953,955
Other financial liabilities	11	40,492	27,238
Derivatives	23	16,236	2,878
Deferred tax liabilities	16	249,114	183,443

		1,897,902	1,563,910

Current liabilities
Other loans and borrowings	14	17,064	72,768
Other financial liabilities	11	1,535	867
Trade payables		18,497	13,642
Other payables	15	37,790	35,476
Derivatives	23	103	107

		74,989	122,860

Total equity and liabilities		4,170,173	3,518,263

Rabin Savion	Florian Goldgruber
CEO	CFO

Date of approval: March 19, 2019

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss

(In thousands EUR)

		For the year ended December 31,
	Note	2018	2017	2016
Revenue	17	154,853	128,852	109,775
Cost of operations	18	(41,996)	(36,174)	(32,596	) (*)

Gross profit		112,857	92,678	77,179

General and administrative expenses	19	(18,451)	(12,762)	(13,245	) (*)
Changes in fair value of investment properties	5	404,936	383,638	444,268

Results from operating activities		499,342	463,554	508,202

Finance income		1,399	1,602	1,972
Finance costs		(32,915)	(29,609)	(29,700)

Net finance costs	21	(31,516)	(28,007)	(27,728)

Profit before tax		467,826	435,547	480,474

Income tax expense	16	(70,362)	(68,035)	(69,706)

Profit for the year		397,464	367,512	410,768

Profit attributable to:
Owners of the Company		386,964	355,970	395,150
Non-controlling interest		10,500	11,542	15,618

Profit for the year		397,464	367,512	410,768

Basic and diluted earnings per share (in EUR)	22	8.77	8.07	10.11

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In thousands EUR)

		For the year ended December 31,
	Note	2018	2017	2016
Profit for the year		397,464	367,512	410,768

Items that may be reclassified subsequently to profit or loss
Hedging reserve classified to profit or loss, net of tax		10	—	5,275
Effective portion of changes in fair value of cash flow hedges	23	200	1,218	(512)
Related tax		(33)	60	53

Total other comprehensive income		177	1,278	4,816

Total comprehensive income for the year		397,641	368,790	415,584

Total comprehensive income attributable to:
Owners of the Company		387,141	357,246	399,938
Non-controlling interests		10,500	11,544	15,646

Total comprehensive income for the year		397,641	368,790	415,584

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands EUR)

		For the year ended December 31,
	Note	2018	2017		2016
Cash flows from operating activities
Profit for the year		397,464	367,512		410,768
Adjustments for:
Depreciation		527	452		356
Change in fair value of investment properties	5	(404,936)	(383,638)		(444,268)
Net finance costs	21	31,516	28,007		27,728
Income tax expense	16	70,362	68,035		69,706
Share-based payment		546	564		859
Change in short-term restricted bank deposits related to tenants		(1,624)	(4,727)		(2,883)
Change in long-term restricted bank deposits from condominium sales		(3,320)	(539	) (*)	—
Change in trade receivables		(2,926)	(3,148)		1,116
Change in other receivables		2,427	(3,742)		976
Change in trading properties		13,585	12,830		15,007
Change in advances in respect of trading properties		—	—		(6,419)
Change in trade payables		4,623	1,408		1,509
Change in other payables		(156)	4,163		2,276
Income tax paid		(4,155)	(864)		(352)

Net cash from operating activities		103,933	86,313		76,379

Cash flows from investing activities
Purchase of and CAPEX on investment properties	5	(117,118)	(189,182)		(116,839)
Advances paid for investment property purchase		—	(33,975)		(11,805)
Purchase of property and equipment		(1,182)	(795)		(784)
Interest received		143	3		29
Proceeds from disposal of investment properties		—	—		1,015
Acquisition of subsidiaries, net of acquired cash	3	(216,685)	(280,542)		(160,244)
Repayment of bank deposit		—	—		65,000
Change in short-term restricted bank deposits, net		808	9,992	(*)	(4,662)

Net cash used in investing activities		(334,034)	(494,499)		(228,290)

Cash flows from financing activities
Proceeds from issuance of corporate bonds, net	13	—	396,185		—
Proceeds from issuance of convertible bonds, net	13	163,740	—		—
Long-term loans received	14	121,637	114,606		182,721
Repayment of long-term loans	14	(93,283)	(116,061	) (*)	(158,300)
Proceeds from issuance of commercial papers	14	673,000	—		—
Repayment of commercial papers	14	(673,000)	—		—
Upfront fees paid for credit facilities	14	(1,377)	—		—
Repayment of short-term loans		(2,300)	(10,487	) (*)	(13,088)
Interest paid		(24,873)	(18,103)		(18,762)
Compensation fee payments in respect of other financial liabilities	11	(537)	—		—
Payment from settlement of derivatives		(10)	—		(6,184)
Issuance of ordinary shares, net		—	—		292,975
Dividend distributed	12	(26,460)	(19,845)		(13,475)

Net cash from financing activities		136,537	346,295		265,887

Change in cash and cash equivalents during the year		(93,564)	(61,891)		113,976

Cash and cash equivalents at the beginning of the year		121,530	183,421		69,445

Cash and cash equivalents at the end of the year		27,966	121,530		183,421

(*)	Immaterial adjustment of comparative data.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital		Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at January 1, 2018	55		498,607	(1,036)	331,674	966,090	1,795,390	36,103	1,831,493

Total comprehensive income for the year

Profit for the year	—		—	—	—	386,964	386,964	10,500	397,464
Other comprehensive income for the year, net of tax	—		—	177	—	—	177	—	177

Total comprehensive income for the year	—		—	177	—	386,964	387,141	10,500	397,641

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net (see note 12)		(*)	602	—	—	(602)	—	—	—
Changes in put option (see note 11)	—		—	—	(5,938)	—	(5,938)	—	(5,938)
Dividend distributed (see note 12)	—		—	—	—	(26,460)	(26,460)	—	(26,460)
Share-based payment (see note 20)	—		—	—	—	546	546	—	546

Balance as at December 31, 2018	55		499,209	(859)	325,736	1,326,538	2,150,679	46,603	2,197,282

(*)	Represents an amount less than EUR 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at January 1, 2017	55	499,520	(2,312)	336,184	628,498	1,461,945	24,559	1,486,504

Total comprehensive income for the year

Profit for the year	—	—	—	—	355,970	355,970	11,542	367,512
Other comprehensive income for the year, net of tax	—	—	1,276	—	—	1,276	2	1,278

Total comprehensive income for the year	—	—	1,276	—	355,970	357,246	11,544	368,790

Transactions with owners, recognized directly in equity

Changes in put option (see note 11)	—	—	—	(4,520)	—	(4,520)	—	(4,520)
Dividend distributed	—	(913)	—	—	(18,932)	(19,845)	—	(19,845)
Share-based payment (see note 20)	—	—	—	10	554	564	—	564

Balance as at December 31, 2017	55	498,607	(1,036)	331,674	966,090	1,795,390	36,103	1,831,493

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at January 1, 2016	—	206,600	(7,100)	339,277	246,739	785,516	8,913	794,429

Total comprehensive income for the year

Profit for the year	—	—	—	—	395,150	395,150	15,618	410,768
Other comprehensive income for the year, net of tax	—	—	4,788	—	—	4,788	28	4,816

Total comprehensive income for the year	—	—	4,788	—	395,150	399,938	15,646	415,584

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net	55	292,920	—	—	—	292,975	—	292,975
Changes in put option (see note 11)	—	—	—	(3,146)	—	(3,146)	—	(3,146)
Dividend distributed	—	—	—	—	(13,475)	(13,475)	—	(13,475)
Share-based payment (see note 20)	—	—	—	53	84	137	—	137

Balance as at December 31, 2016	55	499,520	(2,312)	336,184	628,498	1,461,945	24,559	1,486,504

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – ADO Properties S.A.

ADO Properties S.A. (the “Company”) was incorporated on November 13, 2007 as a private limited liability company in Cyprus, and until June 8, 2015, its legal name was “Swallowbird Trading & Investments Limited”. The Company holds and operates a mainly residential assets portfolio and sells units as a separate condominium in Berlin, Germany.

The Company deleted its registration in Cyprus and moved its registered office and central administration to Luxembourg by decision of the general meeting of shareholders dated June 8, 2015 and adopted the form of a private limited liability company (société à responsabilité limitée) under Luxembourg law. The Company was then converted to a public limited liability company (société anonyme) under Luxembourg law by decision of the general meeting of shareholders dated June 16, 2015 and changed its name to “ADO Properties S.A.” (B-197554). The address of the Company’s registered office is Aerogolf Center, 1B Heienhaff, L-1736 Senningerberg, Luxembourg.

On July 23, 2015 the Company completed an initial public offering (“IPO”) and its shares have since been traded on the regulated market (Prime Standard) of Frankfurt Stock Exchange.

The Company is a direct subsidiary of ADO Group Ltd (“ADO Group”), an Israeli company traded on the Tel Aviv Stock Exchange.

The consolidated financial statements of the Company as at December 31, 2018 and for the year then ended comprise the Company and its subsidiaries (together referred to as the “Group”).

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements as at and for the year ended December 31, 2018, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 19, 2019.

B.	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Group’s functional currency. All financial information presented in euro (“EUR”) has been rounded to the nearest thousand, unless otherwise indicated. Due to rounding, the figures reported in tables and cross-references may deviate from their exact values as calculated.

C.	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except, in particular, investment properties, other financial asset, other financial liabilities and derivatives, which are measured at fair value.

D.	Operating cycle

The Group has two operating cycles:

•	Holding and operating residential and commercial units: the operating cycle is one year.

•	Selling of units as a separate condominium: the operating cycle is up to three years.

As a result, current assets and current liabilities also include items the realization of which is intended and anticipated to take place within the operating cycle of these operations of up to three years.

E.	Use of estimates, judgments and fair value measurement

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments and use of estimates

Information about judgments, assumptions and estimation uncertainties made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 16 – Uncertain tax positions (judgments)

The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. New information may become available that causes the Group to change its judgment, resulting in recognition of additional income tax expense in the period that such a change in judgment occurs.

•	Note 16 – Regarding the utilization of losses carried forward (estimations)

Deferred tax assets are recognized in respect of tax losses carried forward when there is a high probability that in the future there will be taxable profits against which losses carried forward can be utilized. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its estimation regarding the utilization of existing tax assets; any such changes to deferred tax assets will impact tax income/expense in the period that such a change in estimate occurs.

•	Note 5 – Regarding fair value measurement of investment properties (estimations)

The fair value of investment properties as at December 31, 2018 was assessed by CBRE, an industry specialist that has appropriate and recognized professional qualifications and up-to-date experience regarding the location and category of the properties. The valuation includes assumptions regarding rent, vacancies, maintenance costs and discount rate. These assumptions are subject to uncertainties that may lead to either positive or negative value adjustments in the future, impacting the profit or loss from changes in fair value of investment properties in the period that such a change in estimations occurs.

•	Note 23 – Regarding measurement of derivatives at fair value (estimation)

Derivative valuations are calculated by the financing bank and checked by management. The risk that derivatives will not be appropriately valued exists, since the Group needs to make judgments about the estimation of the credit risk used by the lending bank and about whether the bank used the appropriate market observation for the other variables. New information may become available that causes the Group to change its estimation, impacting the profit or loss from changes in fair value of derivatives in the period that such a change in estimations occurs.

•	Note 3 – Regarding acquisitions of companies holding real estate assets (judgment)

When buying a company holding real estate assets (“Property Company”), the Group exercises judgment to determine whether it is the purchase of a business or a group of assets and liabilities, for the purpose of determining the accounting treatment of the transaction. In determining whether a Property Company is a business, the Group examines, inter alia, the nature of existing processes in the Property Company, including the extent and nature of management, security, cleaning and maintenance services provided to tenants.

•	Note 17 – Regarding principle versus agent considerations (judgment)

The Group provides ancillary services to tenants, mainly utilities, for which it re-charges the tenants. The Group uses judgment when it examines whether it acts as a principal or as an agent in providing the services to tenants. The Group examined the indicators in IFRS 15, mainly whether it is the primarily responsible for fulfilling the promise to perform the specific services and whether it has

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

discretion in determining the price for the services. For charges with respect to utilities such as supply of cold water, draining, street cleaning etc., the Group believes that it is acting as an agent and such charges are recognized on a net basis. For other charges, such as cleaning, gardening and certain maintenance services, the Group believes that it is acting as a principal and accordingly they are recognized on a gross basis. Property tax and insurance are not within the scope of IFRS 15.

Determination of fair values

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 5, investment properties; and

•	Note 23, financial instruments

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

F.	Changes in accounting policies

As from January 1, 2018 the Group applies the new standards and amendments to standards described below:

•	IFRS 15 Revenue from Contracts with Customers

As from January 1, 2018 the Group initially applies International Financial Reporting Standard 15 (“IFRS 15” or “the standard”), which provides guidance on revenue recognition.

The Group elected to apply the standard using the cumulative effect approach with an adjustment to the balance of retained earnings as at January 1, 2018 and without a restatement of comparative data.

The standard introduces a new five-step model for recognizing revenue from contracts with customers:

(1)	Identifying the contract with the customer.

(2)	Identifying distinct performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to distinct performance obligations.

(5)	Recognizing revenue when the performance obligations are satisfied.

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

In the property rental and management sector, the Group provides management services to the tenants. In cases where the Group cannot direct the service transferred to the customer and it actually acts as an agent, the revenue is recognized on a net basis. In other cases, the revenue is recognized on a gross basis.

As part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	Application of the cumulative effect approach only for contracts not yet completed at the transition date; and

Note 2 – Basis of Preparation (continued)

F.	Changes in accounting policies (continued)

(2)	Examining the aggregate effect of contract changes that occurred before the date of initial application, instead of examining each change separately.

The application of IFRS 15 did not have a material effect on the financial statements of the Group.

•	IFRS 9 (2014) Financial Instruments

As from the first quarter of 2018, the Group applies IFRS 9 (2014) Financial Instruments (“IFRS 9” or “the standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). Furthermore, as from that date the Group applies the amendment to IFRS 9 Financial Instruments: Prepayment Features with Negative Compensation.

The Group has chosen to apply the standard and the amendment to the standard as from January 1, 2018 without amendment of the comparative data, other than where required by the standard with respect to certain hedging items, with an adjustment to the balance of retained earnings and other components of equity as at the date of initial application.

The application of IFRS 9 did not have a material effect on the financial statements of the Group.

•	Amendment to IAS 40 Investment Property: Transfers of Investment Property

The amendment clarifies that an entity shall transfer property into, or out of, investment property only when there is evidence of a change in use. Change in use occurs when the property meets, or ceases to meet, the definition of investment property. The amendment clarifies that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The amendment also states that the list of evidence of change in use that is included in paragraph 57 of IAS 40 is a non-exhaustive list of examples.

The amendment is applied on a prospective basis.

The application of the amendment did not have a material effect on the consolidated financial statements, but may affect the classification of assets such that they will be classified as investment property or cease to be classified as investment property as a result of future changes in use.

G.	Change in classification

The Group performed immaterial reclassifications in the comparative figures in order to align the classification in the comparative figures to the figures of the year ended December 31, 2018.

Note 3 – Basis of Consolidation

A.	Consolidation methods

The consolidated financial statements comprise the Company and the subsidiaries it controls. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

In addition to the Company, 206 subsidiaries (2017: 195) have been included in these consolidated financial statements.

When buying a company holding real estate assets (“Property Company”), the Group exercises judgment to determine whether it is the purchase of a business or a group of assets and liabilities, for the purpose of determining the accounting treatment of the transaction. In determining whether a Property Company is a business, the Group examines, inter alia, the nature of existing processes in the Property Company, including the extent and nature of management, security, cleaning and maintenance services provided to tenants. In transactions in which the acquired company is a business, the transaction is accounted for as a business combination according to IFRS 3.

However, in transactions in which the acquired Property Company is not a business, the acquisition cost, including transaction costs, is allocated in proportion to the identified assets and liabilities acquired, based on their relative fair values at the acquisition date. In this case, neither goodwill nor deferred taxes on the temporary difference existing at the date of acquisition are recognized.

Note 3 – Basis of Consolidation (continued)

A.	Consolidation methods (continued)

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the Company. Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests.

A put option granted by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability and dividends distributed to non-controlling interests in respect of put options are recognized in equity. The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group granted a put option, also when the non-controlling interests have access to the returns arising from the interests in the investee company.

B.	Scope of consolidation

(1)

On January 1, 2018, the Group carried out a transaction to take over 94.9% of the issued shares of three German entities holding one condominium building and three residential buildings located in Berlin, Germany, for a total consideration of EUR 17.4 million. As at the takeover date, the buildings included 102 residential units and 6 commercial units with a total leasable area of approximately 6.1 thousand m2.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3 Business Combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
(Unaudited)
Cash and cash equivalents	134
Trade and other receivables	13
Trading properties	5,651
Advances in respect of investment properties (1)	2,437
Investment properties (2)	12,591
Trade and other payables	(658)
Bank loans (3)	(2,498)
Other financial liabilities (4)	(258)

Total consideration	17,412

Consideration already paid in 2017	(2,750)
Less cash acquired	(134)

Net cash flow during the reporting period from the acquisition of subsidiaries	14,528

(1)

The takeover of an additional residential building was completed during the reporting period for a total consideration of EUR 5.6 million. Consequently, an amount of EUR 1.6 million was reclassified from advances to investment properties in the condensed consolidated statement of financial position. The fair value of the building as at the takeover date was EUR 5.3 million, and it includes 33 residential units and 1 commercial unit with a total leasable area of approximately 2 thousand m2.

(2)

The fair value of the investment properties as at the takeover date was EUR 12.5 million. After the takeover of the additional building (see note 1 above), acquisition costs of EUR 0.5 million were recognized under changes in fair value of investment properties in the condensed consolidated profit or loss statement (approximately 3% of the total consideration).

(3)	The bank loans were repaid during the period.
(4)	Other financial liabilities refers to a put option granted to the non-controlling interests (see note 11).

(2)

On April 16, 2018, the Group carried out a transaction to take over 94% of the issued shares of a Dutch entity holding one residential building complex located in Berlin, Germany, for a total consideration of EUR 153.4 million (including approximately 2.3% transaction costs). As at the takeover date, the buildings included 832 residential units and 24 commercial units with a total leasable area of approximately 65.6 thousand m2.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

The purchase of the entity was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3 Business Combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
(Unaudited)
Cash and cash equivalents	346
Trade and other receivables	145
Investment properties (1)	160,640
Property and equipment	57
Trade and other payables	(679)
Other financial liabilities (2)	(7,069)

Total consideration	153,440

Consideration to be paid after the reporting period (3)	(1,013)
Less cash acquired	(346)

Net cash flow during the reporting period from the acquisition of subsidiaries	152,081

(1)

The fair value of the investment properties as at the takeover date was EUR 157 million, therefore acquisition costs of approximately EUR 3.6 million were recognized under changes in fair value of investment properties in the condensed consolidated profit or loss statement.

(2)	Other financial liabilities refers to a put option granted to the non-controlling interests (see note 11).
(3)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

(3)

On May 1, 2018, the Group carried out a transaction to take over 94.9% of the issued shares of four German entities holding four residential buildings and one commercial building located in Berlin, Germany, for a total consideration of EUR 31.3 million (including approximately 2.9% transaction costs). As at the takeover date, the buildings included 51 residential units and 68 commercial units with a total leasable area of approximately 13.8 thousand m2.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3 Business Combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
(Unaudited)
Cash and cash equivalents	318
Restricted bank deposits	124
Trade and other receivables	29
Investment properties (1)	31,953
Trade and other payables	(320)
Other financial liabilities (2)	(772)

Total consideration	31,332

Less cash acquired	(318)

Net cash flow during the reporting period from the acquisition of subsidiaries	31,014

(1)

The fair value of the investment properties as at the takeover date was EUR 31.1 million, therefore acquisition costs of approximately EUR 0.9 million were recognized under changes in fair value of investment properties in the condensed consolidated profit or loss statement.

(2)	Other financial liabilities refers to a put option granted to the non-controlling interests (see note 11).

(4)

On October 1, 2018, the Group carried out a transaction to take over 94.9% of the issued shares of a German entity holding one commercial building located in Berlin, Germany, for a total consideration of EUR 19.6 million (including approximately 4.2% transaction costs). As at the takeover date, the buildings included 19 commercial units with a total leasable area of approximately 6.0 thousand m2.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

The purchase of the entity was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3 Business Combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
(Unaudited)
Cash and cash equivalents	343
Trade and other receivables	17
Investment properties (1)	19,668
Trade and other payables	(133)
Other financial liabilities (2)	(280)

Total consideration	19,615

Consideration to be paid after the reporting period (3)	(210)
Less cash acquired	(343)

Net cash flow during the reporting period from the acquisition of subsidiaries	19,062

(1)

The fair value of the investment properties as at the takeover date was EUR 18.9 million, therefore acquisition costs of approximately EUR 0.8 million were recognized under changes in fair value of investment properties in the condensed consolidated profit or loss statement.

(2)	Other financial liabilities refers to a put option granted to the non-controlling interests (see note 11).
(3)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

Note 4 – Significant Accounting Policies

A.	Investment properties

Investment property is property held to earn rental income or for capital appreciation or both and is not owner-occupied or held for sale in the ordinary course of business.

Investment property is initially measured at cost, including transaction costs. In subsequent periods, investment property is measured at fair value, and changes in fair value are recognized in the statement of profit and loss.

Profits or losses on the disposal of investment property are determined by comparing the net proceeds from the disposal with the asset’s carrying amount (the fair value of the investment property as at the disposal date). The profit or loss on the disposal of investment properties is recognized when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group has no further substantial acts to complete under the contract.

In certain circumstances the Group decides to change the use of existing buildings that are rented out and classified as investment property into trading properties; the Group then begins the process of converting such buildings. When the conversion is completed, the necessary approvals are received and the marketing of the apartments begins, the aforesaid buildings are reclassified from investment properties to trading properties. The cost of trading properties is determined according to the fair value at the time of the change in use.

The Group presents advances in respect of investment properties as non-current assets and does not include them as part of the investment properties. In subsequent periods, when the transactions are completed, the advances are reclassified to investment properties.

B.	Trading properties

Trading properties are measured at the lower of cost and net realizable value. The cost of the trading properties includes the costs incurred in acquiring the trading properties and bringing them to their existing location and condition. The net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Note 4 – Significant Accounting Policies (continued)

C.	Restricted bank deposits

Restricted bank deposits consist of deposits in banks that the Group has pledged to secure banking facilities, deposits received from tenants, and restricted proceeds from condominium sales. The Group cannot use these deposits freely for operations. The basis of measurement of the restricted bank deposits is amortized cost.

D.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits in banks and short-term investments with an original term of up to three months. The basis of measurement of the cash and cash equivalents is amortized cost.

E.	Financial instruments

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Except of items measured at fair value through profit or loss, a financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Note 4 – Significant Accounting Policies (continued)

E.	Financial instruments (continued)

Assessment whether cash flows are solely payments of principal and interest

For the purpose of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the timing or amount of the cash flows;

•	Terms that may change the stated interest rate, including variable interest; and

•	Terms that limit the Group’s claim to cash flows from specified assets (for example a non-recourse financial asset).

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(2)	Non-derivative financial assets – policy applicable before January 1, 2018

The Group’s non-derivative financial assets are receivables. The Group initially recognizes receivables on the date that they originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or neither transfers nor retains substantially all the risks and rewards of ownership and does not retain control over the transferred asset.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment losses.

Receivables comprise cash and cash equivalents, trade and other receivables and restricted bank deposits.

(3)	Non-derivative financial liabilities

Non-derivative financial liabilities include bonds, loans and borrowings from banks and others, trade and other payables.

Note 4 – Significant Accounting Policies (continued)

E.	Financial instruments (continued)

The Group initially recognizes financial liabilities on the trade date when the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

An exchange of debt instruments having substantially different terms between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases, the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms (including any commissions paid, less any commissions received and discounted using the original effective interest rate) is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group also examines qualitative factors, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

The accounting policy with regard to non-derivative financial liabilities in 2018 is similar to the accounting policy in 2017.

(4)	Share capital – ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or recognized in profit or loss as finance expense if the issuance is no longer expected to take place.

(5)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments mainly to hedge its interest rate risk exposures from variable interest rate bank loans to a fixed interest rate. On initial designation of the derivative instruments for hedge accounting, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized liability, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.

The amount recognized in the other comprehensive income is transferred to profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of profit or loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the amount accumulated in the hedging reserve is reclassified to profit or loss.

Note 4 – Significant Accounting Policies (continued)

E.	Financial instruments (continued)

The accounting policy applied in the comparative information presented for 2017 and 2016 is similar to that applied for 2018. For cash flow hedges that were terminated before 2016, the change in fair value that is attributed to the forward element was recognized immediately in profit or loss.

Other derivatives

When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss. Other derivatives include other financial liabilities and other financial asset.

(6)	Hybrid financial instruments (convertible bond)

Liabilities that are convertible into shares at the option of the holder, including a cash settlement option in favor of the Group, are a hybrid instrument (combined) that is fully presented as a financial liability.

The instrument is split into two components for measurement purposes: a liability component without a conversion feature that is measured at amortized cost according to the effective interest method, and a conversion option that is an embedded derivative and is measured at fair value at each reporting date.

Separable embedded derivatives that do not serve hedging purposes

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset. Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in profit or loss, as financing income or expense.

F.	Impairment

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018

Financial assets

The Group recognizes a provision for expected credit losses in respect of financial assets at amortized cost.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables at an amount equal to the full lifetime credit losses of the instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition when contractual payments are past due for more than 180 days.

The Group considers a financial asset to be in default when:

•	The borrower is unlikely to pay its credit obligations to the Group in full; or

•	The contractual payments of the financial asset are past due for more than 180 days.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Note 4 – Significant Accounting Policies (continued)

F.	Impairment (continued)

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the nominal value of the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes a breach of contract such as a default or payments being past due.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes a derecognition event.

(2)	Non-derivative financial assets – policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Group considers evidence of impairment for financial assets at both a specific asset and collective level. All individually significant financial assets are assessed for impairment. All individually significant financial assets found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost the reversal is recognized in profit or loss.

(3)	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property, trading property and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Note 4 – Significant Accounting Policies (continued)

G.	Provisions

Provisions are recognized when the Group has a present, legal or constructive obligation as a result of a past event that can be estimated reliably and it is probable that it will require an outflow of resources embodying economic benefits to settle the obligation.

The Group recognizes indemnification as an asset if, and only if, it is virtually certain that the indemnification will be received if the Group will settle the obligation. The amount recognized for the indemnification does not exceed the amount of the provision. Provisions are measured on the basis of discounted expected future cash flows.

H.	Employee benefits

Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

Share-based payment arrangements in which equity instruments are granted by the parent company to the employees of the Group are recognized in the reserve from transactions with the controlling shareholder. Share-based payment arrangements in which the Company’s equity instruments are granted are recognized in the retained earnings.

I.	Revenue recognition

Policy applicable as from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)

The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

(c)	The Group can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of paragraph (e) the Group examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs:

Note 4 – Significant Accounting Policies (continued)

I.	Revenue recognition (continued)

the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Satisfaction of performance obligations

Revenue is recognized when the Group satisfies a performance obligation by transferring control over promised goods or services to the customer.

Principal or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provides the goods or services, which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include, inter alia, as follows: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

Policy applicable before January 1, 2018

Rental income from operating leases of investment property is recognized in the profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income. In respect of utilities services, the Group recognizes the income amount net of costs recharged to the tenants.

Revenue from the sale of trading property is measured at the fair value of the consideration. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the trading property, and the amount of the revenue can be measured reliably.

Other revenues, including management services fee and third party’s asset management income, are recognized in the accounting period in which the services are rendered, and are measured at the fair value of the consideration received or receivable for services provided in the normal course of business.

J.	Finance income and costs

Finance income comprises interest income on funds invested including changes in the fair value of financial assets or liabilities at fair value through profit or loss and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, changes in the fair value of financial assets or liabilities at fair value through profit or loss, impairment losses recognized on financial assets, losses from refinance and losses on hedging instruments that are recognized in profit or loss. All borrowing costs are recognized in profit or loss using the effective interest method.

Note 4 – Significant Accounting Policies (continued)

J.	Finance income and costs (continued)

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

K.	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liability is not recognized for the following taxable temporary differences:

•	The initial recognition of goodwill;

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•

Differences relating to investments in subsidiaries, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current and deferred tax is charged or credited in profit or loss, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is recognized in other comprehensive income or equity, respectively.

L.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise options granted to employees.

M.	New standards and interpretations not yet adopted

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

Note 4 – Significant Accounting Policies (continued)

M.	New standards and interpretations not yet adopted (continued)

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019.

The Group plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the two alternatives at initial application: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the balance of retained earnings at that date.

The Group examined the effects of adopting IFRS 16 on the financial statements, and in its opinion, the expected effect on the financial statements will be an increase of approximately EUR 1,250 thousand in total liabilities and in total assets

IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes.

The new standard is effective for annual reporting periods beginning on or after January 1, 2019. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which the entity initially applied the interpretation.

The Group has examined the effects of applying IFRIC 23, and in its opinion, the effect on the financial statements will be immaterial.

IFRS 3, Business Combinations

The Amendment clarifies whether a transaction to acquire an operation is the acquisition of a “business” or an asset. For the purpose of this examination, the Amendment added an optional concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination.

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

The Group has not yet commenced examining the effects of adopting the Amendment on the financial statements.

Note 5 – Investment Properties

A.	Reconciliation of carrying amount

	December 31,
	2018	2017
	Thousands EUR	Thousands EUR
Balance as at January 1	3,271,298	2,278,935
Additions by way of acquiring subsidiaries (see note 3B)	229,077	411,539
Additions by way of acquiring assets	87,150	169,895
Capital expenditure	51,562	31,021
Transfer from investment properties to trading properties	—	(3,730)
Fair value adjustments	404,936	383,638

Balance as at December 31	4,044,023	3,271,298

As at December 31, 2018, the closing balance of investment properties consisted of 22,067 (2017: 20,421) residential units with a total residential lettable area of 1,454,255 (2017: 1,343,786) sqm, 1,450 (2017: 1,309) commercial units (retail, office and other commercial) with a total commercial lettable area of 171,199 (2017: 149,748) sqm and 5,401 (2017: 5,464) parking spaces and spaces for storage, antennas, etc., all in Berlin.

According to German law, residential rental contracts are unlimited in their duration or lease period. The tenants have the sole right to terminate the contract with three months’ notice in writing. According to German law, the owner can terminate the residential contract only if the owner has a “justified cause” such as if the tenant is in default for more than two months’ rent. The termination or cancellation of the contract must be in writing. Contracts are denominated in euro. Tenants are generally required to pay a rental deposit of three months’ “cold” rent or to provide a bank guarantee in the same amount at the inception of any lease contract. Further, they are requested to pay rent, facility management, utilities and heating prepayments for a one month period in advance. The right to increase the rent is subject to German law and can be further defined in the lease contract (e.g. index rent or stepped rent). Rent prices are set according to the market prices or upon a given price index that is dependent on property characteristics (“Mietspiegel”). The latter is also available for the Berlin residential market.

The rent development is restricted by the German law (§558 BGB). Hence, the landlord can only increase the rent upon the local comparable rent, that is stated in the Mietspiegel, if:

•	current rent paid has remained unchanged for the last fifteen months

•	no rent increase over 20% (capping limit) was made in the course of the past three years; the capping limit is reduced to 15% for tense residential markets such as Berlin

In addition, a rent control regulation (“Mietpreisbremse”) passed by the German parliament in June 2015 aims to restrict landlords in areas with stressed housing markets such as Berlin from rent increases by more than 10% above the local comparable rent that is stated in the Mietspiegel. The rent control regulation is not applicable for new residential properties or residential properties that were significantly modernized. The regulation is applicable for existing buildings only, where the current rent paid is below the stated threshold. According to the rent control regulation, the landlord is not allowed to increase the current rent paid (existing lease) or the newly agreed rent (new lease) by more than 10% above the local comparable rent.

Some of the residential buildings of the Group’s investment property portfolio include commercial units on the ground floor. Lease renewals are negotiated with the lessee.

As at December 31, 2018, approximately 8.3% of the residential units were subject to rent restrictions (“Cost Rent”).

B.	Measurement of fair value

(1)	Fair value hierarchy

The fair value of investment properties was determined by the valuation expert CBRE, an industry specialist with appropriate and recognized professional qualifications and up-to-date experience regarding the location and category of the properties. According to the Group’s fair value valuation policies for investment properties, investment properties generally undergo a detailed valuation as at June 30 and December 31 of each year.

Note 5 – Investment Properties (continued)

B.	Measurement of fair value (continued)

The fair value measurement for all of the investment properties has been categorized as a level 3 fair value due to prevailing use of unobservable inputs to the adopted valuation method.

(2)	Valuation technique and significant unobservable inputs

The Group values its portfolio using the discounted cash flow method (DCF). Under the DCF methodology, the expected future income and costs of the property are forecasted over a period of 10 years and discounted to the date of valuation. The income mainly comprises expected rental income (current in-place rent, market rents as well as their development) taking vacancy losses into account.

The following table gives an overview of the main valuation parameters and valuation results:

	December 31, 2018
	Central	S-Bahn ring	S-Bahn ring (1960-1990)	City ring	City ring (1960-1990)	Total
Fair value (EUR thousand)	1,478,973	481,740	678,360	316,010	1,088,940	4,044,023
Value per sqm (EUR)	3,011	2,650	2,435	2,494	1,970	2,479
Average residential in-place rent (EUR/sqm)	7.23	6.98	7.10	7.24	5.93	6.70
CBRE market rent (EUR/sqm)	9.00	8.77	7.99	8.59	6.96	8.02
Avg. new letting rent (EUR/sqm)	11.90	9.77	10.13	8.91	7.30	9.42
Multiplier (current rent)	32.73	31.96	28.53	28.34	27.93	30.14
Multiplier (CBRE market rent)	26.85	25.31	24.69	23.84	23.23	25.01
Multiplier (new letting rent)	20.30	22.70	19.47	23.00	22.16	21.28
Discount rate (%)	4.61%	4.73%	4.77%	4.93%	4.97%	4.77%
Capitalization interest rate (%)	2.65%	2.79%	2.91%	2.96%	3.02%	2.84%

	December 31, 2017
	Central	S-Bahn ring	S-Bahn ring (1960-1990)	City ring	City ring (1960-1990)	Total
Fair value (EUR thousand)	1,249,758	408,910	432,550	240,300	939,780	3,271,298
Value per sqm (EUR)	2,669	2,355	2,171	2,378	1,699	2,187
Average residential in-place rent (EUR/sqm)	6.92	6.64	6.85	7.09	5.72	6.42
CBRE market rent (EUR/sqm)	8.81	8.54	7.52	8.40	6.61	7.71
Avg. new letting rent (EUR/sqm)	11.18	9.83	9.95	8.58	6.82	9.04
Multiplier (current rent)	31.18	29.42	26.07	27.33	24.71	27.87
Multiplier (CBRE market rent)	24.57	22.98	23.25	22.85	20.99	22.95
Multiplier (new letting rent)	19.36	19.98	17.56	22.36	20.34	19.57
Discount rate (%)	4.81%	4.97%	4.86%	5.00%	5.20%	4.96%
Capitalization interest rate (%)	2.86%	3.02%	3.00%	3.02%	3.26%	3.02%

Note 5 – Investment Properties (continued)

B.	Measurement of fair value (continued)

(3)	Sensitivity analysis

The main value drivers influenced by the market are the market rents and their development, current rent increases, the vacancy rate and interest rates. The effect of possible fluctuations in these parameters is shown separately for each parameter in the following table. Interactions between the parameters are possible but cannot be quantified due to the complexity of the interrelationships:

December 31, 2018
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	277,967	6.8%
Vacancy rate (%)	+1%	(48,181)	(1.2%)
Discount and Capitalization rate (%)	25bps	(341,351)	(8.3%)

December 31, 2017
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	316,999	9.5%
Vacancy rate (%)	+1%	(38,261)	(1.2%)
Discount and Capitalization rate (%)	25bps	(261,270)	(7.9%)

Assuming all other variables remain constant, a negative change in the parameters at the same percentage would have a similar impact on the value, although in the opposite direction.

B.	Amounts that were recognized in the consolidated statement of profit or loss

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Rental income from investment property	127,982	103,300	84,673
Direct operating expenses arising from investment property that generated rental income during the period	(20,736)	(15,551)	(11,790	) (*)

Total	107,246	87,749	72,883

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

Note 6 – Trading Properties

During the reporting period, the Group completed the sale of 66 condominium units for a total consideration of EUR 20,265 thousand (2017: 84 units for EUR 19,671 thousand).

During the period, the Group acquired an entity holding a condominium building with 24 residential units and 2 commercial units in Berlin at a total cost of EUR 5.7 million. See note 3B for more information regarding newly acquired trading properties during the period.

Note 7 – Restricted Bank Deposits

As at December 31, 2018 and December 31, 2017, the restricted bank deposits are denominated in euro and they carry no interest.

The balance as at December 31, 2018 includes EUR 23,250 thousand of pledged bank deposits received from tenants (December 31, 2017: EUR 21,503 thousand), EUR 1,501 thousand pledged to secure banking facilities (December 31, 2017: EUR 2,310 thousand) and EUR 3,860 thousand of restricted proceeds from condominium sales (December 31, 2017: EUR 539 thousand).

Note 8 – Trade Receivables

A.

The balances represent amounts receivable from leases of residential and commercial units less any allowance for expected credit losses (see note 23A). The Group recognizes provisions in accordance with future-looking estimates. The breakdown of trade receivables is as follows:

	December 31,
	2018
	Gross carrying amount	Provision for impairment	Credit- impaired financial asset
	thousands EUR
Not past due	7,896	—	7,896
0-30 days past due	1,724	(187)	1,537
31-180 days past due	3,713	(680)	3,033
180 days to one year past due	2,211	(1,490)	721
More than one year past due	5,566	(5,440)	126

Total	21,110	(7,797)	13,313

	December 31,
	2017
	Gross	Impairment	Total
	thousands EUR
Not past due	5,138	—	5,138
0-30 days past due	1,206	(128)	1,078
31-180 days past due	3,718	(908)	2,810
180 days to one year past due	1,905	(1,211)	694
More than one year past due	4,672	(4,068)	604

Total	16,639	(6,315)	10,324

Trade accounts receivables are non-interest bearing and are generally subject to 30 days’ terms.

There were no material transitional adjustments to IFRS 9.

B.	Impairment losses on trade receivables changed as follows:

	2018	2017
	thousands EUR	thousands EUR
Balance as at January 1	(6,315)	(5,020)
Additions	(3,194)	(3,167)
Reversals	1,541	1,204
Write off of irrecoverable debts	171	668

Balance as at December 31	(7,797)	(6,315)

Note 9 – Other Receivables

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Advance to suppliers	1,244	745
Prepaid expenses	655	260
VAT	728	638
Parent company (ADO Group) (see note 26)	280	—
Others	392	3,588

Total	3,299	5,231

Note 10 – Cash and Cash Equivalents

As at December 31, 2018 and December 31, 2017, cash and cash equivalents include cash on hand and demand deposits denominated in euro and free from any restrictions.

Note 11 – Other Financial Liabilities

In relation to purchase agreements of 94%-94.9% of the shares of German, Dutch and Luxembourgish property holding companies, the Company entered into an agreement with ADO Group to purchase the remaining 5.1%-6% of the shares of the German, Dutch and Luxembourgish property holding companies.

As part of the agreement, it was decided that upon the completion of a period of ten years following the closing of the transaction, ADO Group shall have the right to sell its interest to the Company for the higher of: (i) the fair value of the shares; and (ii) the amount paid by ADO Group to purchase its interest, less any dividends distributed to ADO Group by the property companies during the 10-year period.

Based on profit transfer agreements, ADO Group is entitled to an annual compensation fee in respect of its interest in the German property holding companies.

The Company recognized the put option and compensation fee as a financial liability measured at fair value at each reporting date, whereas the changes in the fair value are recognized in equity. In respect of the put option and the compensation fee, the following balances are included in the consolidated statement of financial position:

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Current liabilities
Compensation fee	1,535	867
Non-current liabilities
Compensation fee	1,766	772
Put option	38,726	26,466

Total	42,027	28,105

Note 12 – Equity

A.	Share capital and share premium

	Ordinary shares (in thousands of shares)
	2018	2017
In issue as at January 1	44,100	44,100
Share issuance under the LTI plan (1)	31	—

In issue as at December 31	44,131	44,100

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at the General Meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

(1)

On December 14, 2018, based on the Long Term Incentive plan (see note 20) the Company issued 30,757 shares without nominal value to Mr. Shlomo Zohar, the former acting vice chairman of the Company’s Board of Directors.

(2)	A dividend in the amount of EUR 26.5 million (EUR 0.60 per share) was paid based on a decision of the Annual General Meeting which took place on June 19, 2018. The ex-dividend date was June 18, 2018.

B.	Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of the related deferred tax.

Note 12 – Equity (continued)

C.	Capital reserve from transactions with controlling shareholder

The capital reserve from transactions with controlling shareholder comprises the differences between the fair value and the consideration received/paid in relation to transactions with the controlling shareholder. The change in the capital reserve from transactions with controlling shareholder is driven by the change in put option of ADO Group (see note 11).

Note 13 – Corporate Bonds and Convertible Bonds

A.

On July 20, 2017, the Company placed unsecured, fixed-rate corporate bonds with a total nominal amount of EUR 400 million with institutional investors. The bonds carry an interest rate of 1.5% (effective interest rate of 1.64%) per annum and mature on July 26, 2024. The gross proceeds resulting from the transaction amounted to EUR 398.6 million with an issue price of 99.651%. The net proceeds of the bond were mainly used to fund future acquisitions.

B.

On November 16, 2018, the Company placed senior, unsecured convertible bonds in a total nominal amount of EUR 165 million with institutional investors, convertible into new and/or existing ordinary registered shares of the Company. The initial conversion price has been set at EUR 60.5690, which represents a 27.5% premium over the reference share price on the pricing date. The bondholders may exercise their conversion right from (and including) January 4, 2019 to (and including) the earlier of (i) the 40th business day prior to the maturity date; or (ii) in the event of early redemption, the 10th business day prior to the date fixed for redemption. The coupon has been set at 1.25% p.a. (effective interest rate of 1.34%), payable semi-annually in arrear. The bonds will mature on November 23, 2023.

The Company will be entitled to redeem the convertible bonds at their principal amount (plus accrued interest) at any time (i) on or after December 14, 2021, if the price per share is equal or exceeds 130% of the then prevailing conversion price over a certain period; or (ii) if 15% or less of the aggregate principal amount of the bonds remain outstanding.

ADO Group received an allocation in the accelerated bookbuilding reflecting pro rata its shareholding in the Company at the time of the placement. The Company used the net proceeds to repay existing short-term debt, extend the Company’s debt maturity profile as well as to strengthen the Company’s liquidity position.

Thousands EUR
Proceeds from issuance of convertible bonds	165,000
Transaction costs	(1,297)

Net proceeds	163,703
Amount initially classified as derivative, measured at fair value	(9,743)
Transaction costs allocated to the derivative component	76

Amount initially classified as liability, measured at amortized cost	154,036

C.

The Company undertakes not to incur any financial indebtedness after the issue date of the bonds, and will also procure that its subsidiaries will not incur any financial indebtedness after the issue date of the bonds (except for refinancing existing financial indebtedness), if immediately after giving effect to the incurrence of such additional financial indebtedness (taking into account the application of the net proceeds of such incurrence), the following tests would not be met: (i) Loan-to-Value Ratio (LTV) ≤ 60%; (ii) Secured Loan-to-Value Ratio ≤ 45%; (iii) Unencumbered Asset Ratio ≥ 125%; and (iv) Interest Coverage Ratio (ICR) ≥ 1.8.

As at December 31, 2018, the Company is fully compliant with all covenant requirements.

Note 14 – Other Loans and Borrowings

	December 31, 2018		December 31, 2017
	Non-current	Current	Non-current	Current
	Thousands EUR
Loans from banks	993,809	17,064	932,345	72,768
Other creditors	47,100	—	21,610	—

Total	1,040,909	17,064	953,955	72,768

A.	All the loans were borrowed in order to finance the purchase of the properties in Berlin.

B.

All bank loans are non-recourse with the related assets (investment properties and trading properties) as their only security which is valued higher than the related loans on an asset basis. Other creditors include a loan from Harel Insurance Company Ltd to finance its holding in a common transaction with the Company, and unsecured Schuldscheindarlehen.

C.

Re-pricing on the variable interest loans is done on a quarterly basis. As at December 31, 2018 other loans and borrowings carry an average effective interest rate (i.e. considering the swap interest hedge deals from variable to fixed) of 1.8% per annum (as at December 31, 2017: 1.9%). The average maturity of other loans and borrowings is 4 years (as at December 31, 2017: 5 years).

D.	On March 22, 2018, the Group received a bank loan in the amount of EUR 7.7 million to finance existing assets. The new loan carries an annual fixed interest rate of 1.49% per annum for a 7-year term.

E.	On September 27, 2018, the Group repaid a bank loan in the amount of EUR 51.9 million with an average effective interest rate of 3.16% per annum.

F.

On November 11, 2018, the Group issued unsecured Schuldscheindarlehen in a total amount of EUR 24.5 million, with tenors of five to ten years, including fixed and floating rate tranches. The fixed-rate tranches were issued subject to an interest rate of between 2.05% and 3.15%, and the floating rate tranch carries an interest rate of 6-months-EURIBOR + 1.7%.

G.

On December 10, 2018, the Group received a bank loan in the amount of EUR 90 million, secured with the existing collateral from the Carlos portfolio. The new loan carries an annual fixed interest rate of 1.12% and will mature on March 31, 2022, similar to the existing bank loan.

H.

On December 27, 2018, the Group repaid a bank loan in the amount of EUR 15 million with an average effective interest rate of 1.80% per annum. Consequently, an amount of EUR 0.1 million was recognized as one-off refinance costs in profit or loss.

I.	At the end of December 2018, under the existing loan agreements, the Group is fully compliant with its obligations (including loan covenants) to the financing banks.

J.

On March 9, 2018, the Group signed a EUR 200 million revolving credit facility agreement with a 2-year term and two extension options, each for one year. The relating upfront fees were recognized under deferred expenses in the statement of financial position and will be amortized over four years. During the reporting period, the Group drew down an amount of EUR 10 million from the revolving credit facility. As at December 31, 2018 this amount was paid back in full.

K.

During the reporting period, the Group set up a commercial paper program with a maximum volume of EUR 500 million, which allows funds with a maximum term of 364 days to be raised at short notice. As at December 31, 2018 all of the commercial papers were paid back in full.

L.

On November 8, 2018, the Group entered into a EUR 50 million bilateral credit facility agreement, maturing on December 30, 2019, and carrying an interest rate of 1 or 3-months-EURIBOR + a margin of between 1.00% and 2.25%, depending on the number of months elapsed after signing the agreement. As at December 31, 2018 the bilateral credit facility was terminated.

M.

On October 11, 2018, Moody’s downgraded the Company’s long-term issuer rating to Baa3 from Baa2 and the short-term rating to P-3 from P-2. All ratings have been placed on review for further downgrade. On November 8, 2018, Moody’s announced that the recent financing activities of the Company substantially reduce the likelihood of multi-notch downgrades.

Note 15 – Other Payables

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Accrued expenses	3,061	2,799
Accrued interest payable	3,172	3,488
Tenants’ deposits	23,260	21,513
Parent company (ADO Group) (see note 26)	5	42
Deferred income	2,503	1,896
Corporate tax	3,416	2,197
VAT	1,068	2,171
Other	1,306	1,370

Total	37,790	35,476

Note 16 – Taxes

A.	The main tax laws imposed on the Group companies in their countries of residence:

(1)	Germany

•

The standard rate of corporation tax for both residents and non-residents is 15%. A “solidarity surcharge” is also levied resulting in an effective rate of 15.825% which applies to companies which hold German property regardless of their residence. Trade tax at the relevant rate (trade tax rate depends on the municipality of the company) is also levied on the income of the companies, except for non-residents with no permanent establishment in Germany or if the companies’ business purpose is restricted to the holding and letting of real estate property (property holding companies). Dividends received from another company are 95% tax exempt when the investment in the other company is at least 10% at the beginning of the calendar year or the investment was increased by 10% during the year.

•	No tax is withheld on rental payments to non-resident companies holding German property.

•

Capital gains on the sale of German property are subject to corporation tax at the standard rate for both residents and non-residents. Trade tax is also applicable at the relevant rate, except for non-residents with no permanent establishment in Germany or for property holding companies as long as the sale of the asset is classified as part of that business (detailed and strict regulations apply). Capital gains realized by a company on the sale of shares in a property holding company are 95% tax exempt.

•

German real estate owned at the start of the calendar year is subject to annual property tax at 0.2% to 3.4% (depending on the location of the property, 2.8% for Berlin) on the specially assessed value of the property (dependent on the rental value and age of the property). The tax payable is a deductible expense for profit tax purposes such as trade tax and corporation tax.

•

The transfer of German real estate or a share transaction that unifies at least 95% of the shares of a company holding a real estate property is subject to a real estate transfer tax (RETT), which is payable by the buyer on the purchase price (on transfer of the property) or a specially assessed value as above (on transfer of shares). The tax rate varies between 3.5% and 6.5%, depending on the municipality where the property is located. In Berlin the tax rate is 6%.

•

Limitation on the tax deductibility of interest expenses, and simultaneous repeal of the existing thin-capitalization rules. The “interest barrier rule” allows the deduction of net interest expenses exceeding EUR 3 million p.a. only to the extent that total net interest expenses do not exceed 30% of the EBITDA, unless the total net interest does not exceed EUR 3 million p.a. or other exemption criteria are met. The net interest expenses that are not deductible can be carried forward.

•

Accumulated tax losses can be carried forward without time restriction and can be deducted from future profits and capital gains unless they exceed EUR 1 million. Losses carried forward that exceed EUR 1 million can only be deducted to the amount of 60% of the profits/capital gains that exceed EUR 1 million (minimum taxation). Those parts that cannot be deducted on the basis of the minimum taxation can be carried forward again and are subject to minimum taxation in the following years.

The corporation tax rate used to calculate deferred tax assets and deferred tax liabilities as at December 31, 2018 and as at December 31, 2017 is 15.825% for the property holding companies which only hold real

Note 16 – Taxes (continued)

A.	The main tax laws imposed on the Group companies in their countries of residence: (continued)

estate assets and 30.18% for the management companies that operate the real estate in Berlin, as these management companies are subject to corporate income tax of 15.825% and trade tax at the relevant rate.

In 2018, a Group tax audit for the financial years 2013 until 2016 was commenced by the tax authorities. Currently, 32 companies are included in the sample, representing the entire Group. The authorities reserve the right to extend the sample. So far, no tax audit findings have been made.

(2)	Luxembourg

•

The Company is liable for Luxembourg corporation taxes. The aggregate maximum applicable rate, including corporate income tax, municipal business tax and a contribution to the employment fund, is 26.01% for the fiscal year ending 2018 for a company established in Luxembourg City.

•

The Company is fully subject to the annual net wealth tax charge which amounts to 0.5% of the net asset value of the Company. Certain assets might be excluded from the net asset value for the purposes of the net wealth tax computation, provided that the provisions of paragraph 60 of the valuation law of October 16, 1934, as amended (BewG), are met.

A 15% withholding tax will be due in Luxembourg on dividends paid by the Company to its shareholders unless the domestic withholding tax exemption regime or a withholding tax reduction or exemption under a double tax treaty concluded by Luxembourg applies. Normal interest payments (i.e. not profit-linked interest) and liquidation proceeds are generally not subject to withholding tax, unless the EU Savings Directive applies. Should any withholding taxes be payable on amounts paid by the Company, the Company assumes responsibility for the withholding of Luxembourg taxes at the source.

(3)	Ireland

•

An Irish tax resident company is subject to corporation tax on its worldwide income (subject to any relevant exemptions) at either 12.5% or 25% depending on the activities undertaken by the company. Any capital gains recognized by an Irish company (subject to any relevant exemptions) will also be subject to corporation tax. However, such gains are re-grossed for corporation tax purposes to ensure they are taxed at the capital gains tax rate of 33%.

•

Dividends received by an Irish resident company from another Irish resident company are exempt from corporation tax. Dividends received from a foreign company in the hands of an Irish resident company are subject to corporation tax; however, a credit should be available for underlying corporate and withholding tax generally for foreign tax paid.

•

In general, with respect to non-resident companies, interest and patent royalties which are derived from Ireland are subject to withholding tax in Ireland at the rate of 20%. However, there are a number of domestic exemptions from this withholding tax. In addition, there may be exemptions or reliefs available under a treaty or under the EU directives.

B.	Income taxes:

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Current year	(3,562)	(2,026)	(1,288)
Adjustments for prior years	(1,894)	(179)	(195)
Deferred tax expense	(64,906)	(65,830)	(68,223)

Total	(70,362)	(68,035)	(69,706)

Note 16 – Taxes (continued)

C.	Reconciliation of statutory to effective tax rate:

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Statutory income tax rate	26.01%	27.08%	29.22%
Profit before taxes	467,826	435,547	480,474

Tax using the Company’s domestic tax rate	121,682	117,946	140,395
Non-deductible expense	142	152	155
Utilization of tax losses from prior years for which deferred taxes were not created	(7,598)	(1,413)	(3,874)
Effect of tax rates in foreign jurisdictions	(49,457)	(49,033)	(65,235)
Deferred tax assets not recognized for tax losses and other timing differences	14,227	7,296	2,765
Inter-company transaction effect	(10,528)	(7,092)	(4,686)
Adjustments for prior years	1,894	179	195
Other differences, net	—	—	(9)

Income tax expenses	70,362	68,035	69,706

D.	Recognized deferred tax assets and liabilities

Deferred taxes recognized are attributable to the following:

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Assets
Derivatives	185	216
Convertible bonds	732
Tax losses carried forward	12,057	13,377

	12,974	13,593

Liabilities
Investment properties	(259,503)	(194,286)
Trading properties	(1,853)	(2,750)

	(261,356)	(197,036)

Net tax liabilities	(248,382)	(183,443)

The following are the deferred tax assets and liabilities recognized by the Group, and the respective movements, during the current and prior reporting periods:

	Investment properties	Trading properties	Derivatives	Convertible bonds	Tax losses	Total
	thousands EUR
Balance as at January 1, 2017	(125,273)	(1,311)	156	—	8,755	(117,673)
Changes recognized in profit or loss	(69,013)	(1,439)	—	—	4,622	(65,830)
Changes recognized in equity or other comprehensive income	—	—	60	—	—	60

Balance as at December 31, 2017	(194,286)	(2,750)	216	—	13,377	(183,443)
Changes recognized in profit or loss	(65,217)	897	2	732	(1,320)	(64,906)
Changes recognized in equity or other comprehensive income	—	—	(33)	—	—	(33)

Balance as at December 31, 2018	(259,503)	(1,853)	185	732	12,057	(248,382)

Losses for tax purposes carried forward to future years, based on the Group’s estimation:

Tax losses carried forward amounted to EUR 70,277 thousand at December 31, 2018 (2017: EUR 84,793 thousand). Tax losses can be carried forward indefinitely.

Note 16 – Taxes (continued)

D.	Recognized deferred tax assets and liabilities (continued)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of EUR 6,065 thousand as at December 31, 2018 (2017: EUR 3,158 thousand) in respect of losses carried forward amounting to EUR 38,324 thousand as at December 31, 2018 (2017: EUR 19,955 thousand) that can be carried forward against future taxable income due to its expectation for their utilization.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Note 17 – Revenue

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Net rental income	127,982	103,300	84,673
Selling of condominiums	20,265	19,671	19,965
Income from facility services	6,606	5,881	5,137

Total	154,853	128,852	109,775

Note 18 – Cost of Operations

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Salaries and other expenses (*)	10,320	7,995	6,873
Cost of utilities recharged, net	1,843	1,409	271
Selling of condominiums – cost	15,817	15,760	16,726
Property operations and maintenance	14,016	11,010	8,726	(**)
Total	41,996	36,174	32,596

(*)	See note 19A regarding personal expenses and employees.
(**)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation.

Note 19 – General and Administrative Expenses

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Salaries and related expenses (A)	3,671	2,605	2,472
Share-based payment	376	387	682
Directors fee (B)	887	714	661
Rent	1,056	1,015	1,027	(*)
Professional services	6,952	3,417	3,081
Traveling	331	188	312
Office, communication and IT expenses	1,459	1,284	996
Advertising and marketing	601	438	404
Impairment loss on trade receivables	1,646	1,900	1,799
Depreciation	450	452	356
Services from parent company (see note 26)	46	64	75
Others	976	298	1,380
Total	18,451	12,762	13,245

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation.
A.	As at December 31, 2018, the Group has 354 full-time employees (2017: 295, 2016: 247). On an annual average 327 people (2017: 271, 2016: 237) were employed.
B.

On November 14, 2018, Mr. Shlomo Zohar, a director and the former acting vice chairman of the Company’s Board of Directors, submitted his resignation letter to the Company, with such resignation to take effect on December 15, 2018. On November 29,

Note 19 – General and Administrative Expenses (continued)

2018 the Company and Mr. Zohar signed a mutual termination agreement. According to the agreement, upon Mr. Zohar’s resignation, he was entitled to receive an amount of EUR 420 thousand, to be settled in cash (EUR 141 thousand for the period between January 1, 2018 until December 15, 2018 and the rest as termination fees). The Company recognized the full amount as an expense in General and Administrative Expenses. As at December 31, 2018, the Company paid Mr. Zohar the full termination amount in cash. On December 14, 2018, based on the Long Term Incentive plan the Company issued 30,757 shares free of charge to Mr. Zohar.

Note 20 – Share-based Payment

Under the Long Term Incentive plan (“LTI”), the Company’s management has the possibility to receive together each year shares equaling a total volume of EUR 771,000 assuming maximum LTI-Target Achievement divided by the average trading price of the Company’s shares. The LTI shall depend on the achievement of certain individual targets and the relevant weighting of each of such LTI-Targets in relation to the other applicable targets over the service agreement period starting at the commencement of each fiscal year (the “LTI-Period”). The LTI-Targets shall be composed of (i) the development of the net asset value (“NAV”) per share as being targeted by the Board (weighting of 50%) and (ii) the development of the Company’s share price in relation to the EPRA GERMANY index (weighting of 50%), both LTI-Targets measured over the duration of the LTI-Period. The fair value was measured at the grant date for the first year using the Monte-Carlo simulation considering the following: (i) the NAV Target was estimated at 100%; (ii) the expected EPRA Target was estimated at approximately 108%. During the reporting period, the Company recognized a total expense of EUR 546 thousand (2017: EUR 554 thousand) against retained earnings.

Note 21 – Net Finance Costs

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Interest received on bank deposits	143	3	29
Change in fair value of other financial asset	1,256	1,599	1,943

Total finance income	1,399	1,602	1,972

Interest on bonds	(6,927)	(2,824)	—
Change in fair value of derivative component of convertible bond	(3,896)	—	—
Interest on other loans and borrowings	(19,214)	(18,279)	(18,526)
One-off refinance costs	(613)	(6,741)	(9,465)
Other finance expenses	(2,265)	(1,765)	(1,709)

Total finance costs	(32,915)	(29,609)	(29,700)

Total net finance costs	(31,516)	(28,007)	(27,728)

Note 22 – Earnings per Share

A.	Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to the Company’s ordinary shareholders divided by the weighted average number of ordinary shares outstanding, calculated as follows:

(1)	Earnings attributable to the owners of the Company (basic)

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Profit attributable to the owners of the Company	386,964	355,970	395,150

Note 22 – Earnings per Share (continued)

A.	Basic and diluted earnings per share (continued)

(2)	Weighted average number of ordinary shares

	For the year ended December 31,
	2018	2017	2016
	thousands of shares
Balance as at January 1	44,100	44,100	35,000
Effect of issuance of regular shares	1	—	4,083

Weighted average number of shares	44,101	44,100	39,083

	For the year ended December 31,
	2018	2017	2016
	in EUR
Basic and diluted earnings per share (*)	8.77	8.07	10.11

(*)	The Company has no material dilutive potential ordinary shares

Note 23 – Financial Instruments

The Group has exposure to the following risks arising from its use of financial instruments:

A.	Credit risk

B.	Market risk

C.	Liquidity risk

A.	Credit risk:

The Group is exposed to a default risk resulting from the potential failure of a counterparty to fulfill its part of the contract. In order to minimize risks, financial transactions are only executed with creditworthy third parties. The maximum credit risk is the carrying amount of the financial assets as reported in the statement of financial position.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The revenue of the Company is primarily driven by rental income from more than 20,000 tenants. Accordingly, the Group does not bare any concentration credit risk.

Cash and cash equivalents

The Company holds cash and cash equivalents with banks and financial institutions. The Company considers that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for cash and cash equivalents at the reporting date was as follows:

	December 31
	2018	2017
	thousands EUR	thousands EUR
Cash and cash equivalents in banks and financial institutions:
Rated A+	1,643	80,466
Rated AA-	3,646	119
Rated A-	21,097	20,494
Rated BBB-	916	9,145
Other	664	11,306

	27,966	121,530

Note 23 – Financial Instruments (continued)

A.	Credit risk: (continued)

Assessment of expected credit losses for individual customers

The Group uses a provision matrix that is based on, inter alia, an aging of trade receivables, to measure the expected credit losses from individual customers, which comprise a very large number of small balances.

B.	Market risk:

The Group is exposed to the risk of changes in market interest rates as a result of floating rate debt as well as new and follow-on loans. Loans obtained at variable rates expose the Group to cash flow interest rate risk, which could have adverse effects on the Group’s profit or loss or financial position. Changes in interest rates may cause variations in interest expense on interest-bearing assets and liabilities.

The Group’s management reviews the need to enter into derivative transactions to manage the interest rate risk arising from the Group’s operations and its sources of finance.

The following table sets out the carrying amount of the Group’s financial instruments that are exposed to interest rate risk:

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Fixed rate instruments
Financial assets	56,577	145,882
Financial liabilities	1,622,768	1,409,761

Variable rate instruments
Financial liabilities	76,895	83,460

On the basis of the valuation as at December 31, 2018, the Group performed a sensitivity analysis to determine the change in profit and loss given a parallel shift in the interest rate structure:

	Change in interest basis points	Effect on the profit before tax thousands EUR
December 31, 2018
Variable rate instruments	+50	(12)

December 31, 2017
Variable rate instruments	+50	(14)

Assuming all other variables remain constant, a negative change in the interest rate at the same amount would have a similar impact on the profit and loss, but in the opposite direction.

C.	Liquidity risk:

In order to limit the liquidity risk, the Group continuously monitors all financing options available on the capital and banking markets and uses these options in a targeted manner. Moreover, the Group subjects its existing financings to an early review prior to the respective final maturity date in order to ensure refinancing.

Under the conditions of existing loan agreements, the Group is obliged to fulfill certain financial covenants. If financial covenants are violated and all commonly practiced solutions will be unsuccessful, the lenders could call in the loan. Fulfilling these financial covenants is continually monitored as part of risk management.

Note 23 – Financial Instruments (continued)

C.	Liquidity risk: (continued)

The following table shows the forecast for undiscounted cash flows of non-derivative financial liabilities and derivative financial instruments:

	December 31, 2018
	Carrying amount	Contractual cash flows	2019	2020	2021	Due after 5 years
Corporate bonds	396,899	436,000	6,000	6,000	6,000	418,000
Convertible bonds	154,252	175,314	2,063	2,063	2,063	169,125
Other loans and borrowings	1,057,973	1,133,308	34,875	82,321	141,306	874,806
Other financial liabilities	42,027	42,027	1,535	768	561	39,163
Trade payables	18,497	18,497	18,497	—	—	—
Tenants’ security deposits	23,260	23,260	23,260	—	—	—
Other payables	6,755	6,755	6,755	—	—	—
Derivatives (*)	2,776	2,969	92	220	378	2,279

Total	1,702,439	1,838,130	93,077	91,372	150,308	1,503,373

(*)	Cash flow hedges only. Does not include the derivative component of the convertible bond.

	December 31, 2017
	Carrying amount	Contractual cash flows	2018	2019	2020	Due after 5 years
Bonds	396,396	442,000	6,000	6,000	6,000	424,000
Other loans and borrowings	1,026,723	1,114,407	90,854	46,484	79,020	898,049
Other financial liabilities	28,105	28,105	867	328	325	26,585
Trade payables	13,642	13,642	13,642	—	—	—
Tenants’ security deposits	21,513	21,513	21,513	—	—	—
Other payables	6,842	6,842	6,842	—	—	—
Derivatives	2,985	3,242	264	135	230	2,613

Total	1,496,206	1,629,751	139,982	52,947	85,575	1,351,247

D.	Fair value:

(1)	Financial assets and liabilities measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, restricted and other bank deposits and trade and other payables are considered to be the same or proximate to their fair value due to their short-term nature. The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2018
	Carrying amount	Fair value
		Level 1	Level 2	Level 3
	thousands EUR
Liabilities:
Corporate bonds	396,899	375,992	—	—
Convertible bonds	154,252	—	156,387	—
Variable rate loans and borrowings (*)	76,895	—	—	79,207
Fixed rate loans and borrowings (*)	981,078	—	—	1,002,513

Total	1,609,124	375,992	156,387	1,081,720

(*)	Including the current portion of long-term loans and borrowings.

Note 23 – Financial Instruments (continued)

D.	Fair value: (continued)

	December 31, 2017
	Carrying amount	Fair value
		Level 1	Level 2	Level 3
	thousands EUR
Liabilities:
Corporate bonds	396,396	404,056	—	—
Variable rate other loans and borrowings (*)	83,460	—	—	85,751
Fixed rate other loans and borrowings (*)	943,263	—	—	944,092

Total	1,423,119	404,056	—	1,029,843

(*)	Including the current portion of long-term loans and borrowings.

Fair value for liabilities is estimated by discounting future cash flows by the market interest rate on the date of measurement.

In respect of the liability component of convertible bonds, the market rate of interest is determined by bid and ask quotes in the market.

The market interest rates used to determine the fair value of other loans and borrowings are the discount rate of Euribor+1.2% for the variable interest bank loans (2017: Euribor+1.2%) and the discount rate of 1.12% for the fixed interest bank loans (2017: 1.73%).

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyzes financial instruments, measured at fair value at the end of the reporting period, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2018		December 31, 2017
	Level 2	Level 3	Level 2	Level 3
	thousands EUR
Other financial asset (a)	—	6,615	—	5,359
Derivative financial liabilities (b)	16,339	—	2,985	—
Other financial liabilities (c)	—	42,027	—	28,105

(a)	Other financial asset relates to the Group’s option for purchasing the non-controlling interest in a transaction completed at the end of 2013. This other financial asset is measured at fair value.
(b)

The fair value of the interest rate swaps, including both current and non-current liabilities, is measured by discounting the future cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The credit risk used by the bank is not a material component of the valuation made by the bank and the other variables are market-observable.

The fair value of the derivative component of convertible bonds is determined by an external valuer, calculated by reference to the market terms of similar convertible securities.

(c)

Other financial liabilities relate to a put option and an annual compensation fee granted to ADO Group (see note 11) measured at fair value. The fair value is calculated based on the expected payment amounts and the liability is discounted to present value using the market interest rate at the reporting date.

Note 23 – Financial Instruments (continued)

D.	Fair value: (continued)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2018
	Other financial asset	Other financial liabilities
	thousands EUR
Balance as at January 1, 2018	5,359	28,105
Fair value adjustment	1,256	5,938
New acquisitions	—	8,522
Dividend payment	—	(537)

Balance as at December 31, 2018	6,615	42,027

	2017
	Other financial asset	Other financial liabilities
	thousands EUR
Balance as at January 1, 2017	3,760	15,137
Fair value adjustment	1,599	4,520
New acquisitions	—	8,488
Dividend payment	—	—

Balance as at December 31, 2017	5,359	28,108

E.	Capital management:

The Company’s management aims to maximize a long-term increase in value for the investors, taking into account financial risks by maintaining a degree of financial flexibility in order to be able to pursue the Group’s growth and portfolio optimization.

The key figure for capital management is Loan-to-Value Ratio, which is the ratio of net financial liabilities compared to the value of the investment and trading properties. The Company aims to achieve a long-term Loan-to-Value Ratio of maximum 40%.

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Corporate bonds	396,899	396,396
Convertible bonds	154,252	—
Other loans and borrowings	1,057,973	1,026,723
Other financial liabilities	42,027	28,105
Cash and other deposits	(27,966)	(121,530)

Net financial liabilities	1,623,185	1,329,694

Investment properties and advances in respect of investment properties	4,050,323	3,305,723
Trading properties	35,028	42,961

Total assets	4,085,351	3,348,684

Loan-to-Value Ratio	39.7%	39.7%

Note 23 – Financial Instruments (continued)

F.	Movement in liabilities deriving from financing activities

	Corporate bonds	Convertible bonds	Other loans and borrowings	Other financial liabilities	Total
	thousands EUR
Balance as at January 1, 2018	396,396	—	1,026,723	28,105	1,451,224
Changes from financing cash flows
Receipt of loans and borrowings	—	165,000	121,637	—	286,637
Repayment of loans and borrowings	—	—	(95,583)	—	(95,583)
Transaction costs related to borrowings	—	(1,260)	—	—	(1,257)
Compensation fee payments	—	—	—	(537)	(537)
Total net financing cash flows	—	163,740	26,054	(537)	189,260
Changes arising from obtaining control of subsidiaries	—	—	2,498	8,308	10,806
Changes in fair value	—	—	—	5,938	5,938
Derivative component of convertible bond	—	(9,667)	—	—	(9,667)
Other changes	503	179	2,698	214	3,591

Balance as at December 31, 2018	396,899	154,252	1,057,973	42,027	1,651,151

Note 24 – Contingent Liabilities and Commitments

A.	Contingent liabilities

The Group is involved in few legal actions arising in the ordinary course of business. While the outcome of all legal actions and their expected timing is currently not determinable, it is management’s opinion, on the basis of a legal opinion, that these matters will not have a material adverse effect on the Group’s consolidated financial position or results of its operations, therefore no provision was recorded.

B.	Securities, guarantees and liens under bank finance agreements

In order to secure loans granted for purchasing the assets, the Group has granted banks with regard to certain subsidiaries: first ranking liens on all the investment property assets, including rights on the land and the projects for which the loans were taken; liens on all of their rights, including by way of assignment of rights, pursuant to the agreements to which they are party, including general contractor contracts, long-term tenants’ leases and subordination of all shareholder loans to the financing bank; liens on all of the rights deriving from each material contract to which the borrower company is a party.

In some cases, payments to the shareholders, including dividend distribution, are subject to financial covenants. Several German companies undertook not to sell or transfer a substantial part of their assets without the prior consent of the financing bank. In certain events the project companies undertook not to allow, without the prior consent of the financing bank: (i) any changes in and to the holding structure of the project companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the project company in favor of third parties.

C.	Future minimum lease payments

The Group leases out to external parties a number of commercial properties (investment property). The lease agreements are usually for five years (on average), are non-cancellable and linked to the CPI. Renewal of the agreements at the end of the period is subject to the consent of the Group and the lessees. The average renewal period of these agreements is ranging from three to five years.

Note 24 – Contingent Liabilities and Commitments (continued)

C.	Future minimum lease payments (continued)

At the end of the reporting period, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2018	2017
	thousands EUR	thousands EUR
Less than one year	33,682	28,214
Between one and three years	26,727	22,705
More than three years	25,605	21,295

Note 25 – Segments Reporting

The Company reports by business segments on the basis of the information provided to the Group’s chief operating decision maker (CODM). Segment information is not reported by geographical region of the properties as all operational activities are located in Berlin.

The following summary describes the operations in each of the Group’s operating segments:

•

Residential property management – the Group’s core business activity is the rent and management of the residential properties, which includes the modernization and maintenance of the properties, the management of tenancy agreements and marketing of residential units. The focus of property management is on the optimization of rental income;

•

Privatization – this segment includes all aspects of the preparation and execution of the sale of units. In addition, this segment is also subject to modernization, maintenance and management, and generates rental income for non-vacant units.

A group-wide planning and controlling system ensures that resources for both segments are efficiently allocated and their successful use is monitored. Assets and liabilities are not viewed separately by segment.

The accounting policies of the operating segments are the same as described in note 4 regarding significant accounting policies.

Performance is measured based on segment gross profit before revaluation of investment properties. Segment results reported to the CODM include items directly attributable to a segment on a reasonable basis.

Note 25 – Segments Reporting (continued)

A.	Information about reportable segments

Information regarding the results of each reportable segment is included below:

	For the year ended December 31, 2018
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	133,736	852	134,588
External income from selling condominiums	—	20,265	20,265

Consolidated revenue	133,736	21,117	154,853
Reportable segment gross profit	107,966	4,891	112,857

General and administrative expenses			(18,451)
Changes in fair value of investment properties			404,936
Finance income			1,399
Finance expense			(32,915)
Consolidated profit before tax			467,826
Income tax expense			(70,362)

	For the year ended December 31, 2017
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	108,303	878	109,181
External income from selling condominiums	—	19,671	19,671

Consolidated revenue	108,303	20,549	128,852
Reportable segment gross profit	88,368	4,310	92,678

General and administrative expenses			(12,762)
Changes in fair value of investment properties			383,638
Finance income			1,602
Finance expense			(29,609)
Consolidated profit before tax			435,547
Income tax expense			(68,035)

	For the year ended December 31, 2016
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	88,704	1,106	89,810
External income from selling condominiums	—	19,965	19,965

Consolidated revenue	88,704	21,071	109,775
Reportable segment gross profit	73,486	3,693	77,179

General and administrative expenses			(13,245)
Changes in fair value of investment properties			444,268
Finance income			1,972
Finance expense			(29,700)
Consolidated profit before tax			480,474
Income tax expense			(69,706)

B.	Entity level disclosures

The Group has no major customers from which 10% or more of the Group’s revenue derives.

Note 26 – Related Parties

A.	Related companies:

In these financial statements, ADO Group and Harel Insurance Company Ltd are considered as related parties.

(1)	Transactions with related companies:

The following balances with related parties are included in the consolidated statement of financial position:

	December 31,
	2018	2017
	thousands EUR
Current assets
ADO Group (presented under other receivables)	280	—

Current liabilities
ADO Group (presented under other payables)	5	42
Other financial liabilities (see note 11)	1,535	867
Interest payable	83	—

Non-current liabilities
Other financial liabilities (see note 11)	40,492	27,238
Convertible bond (see note 13B)	58,940	—
Derivative (see note 13B)	5,182	—
Other loans and borrowings (see note 14B)	22,600	21,610

The following balances with related parties are included in the consolidated statement of profit or loss:

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Consolidated statement of profit or loss
Services and management fee charges from ADO Group	46	64	75
Interest expense payable to ADO Group (see note 13B)	165	—	—
Interest expense payable to Harel Insurance Company Ltd (see note 14B)	990	946	907

On November 16, 2018, the Company placed senior, unsecured convertible bonds in a total nominal amount of EUR 165 million (see note 13B). ADO Group received an allocation in the accelerated bookbuilding reflecting pro rata its shareholding in the Company at the time of the placement.

B.	Transactions with key management personnel:

Within the Group, the individuals in key positions pursuant to IAS 24 include the Board of Directors of ADO Properties S.A.

Compensation and benefits to key management personnel that are employed by the Group:

	For the year ended December 31,
	2018	2017	2016
	thousands EUR
Short-term employee benefits	800	955	915
Share-based payments	335	350	376
Other compensation (see note 19B)	279	—	—

Total	1,414	1,305	1,291

The Board of Directors and members of their immediate families do not personally have any business relationship with the Group other than in their capacity as members of the Board of Directors.

Note 26 – Related Parties (continued)

C.	Emoluments granted to the members of the management and supervisory bodies:

The emoluments granted to the members of the supervisory bodies in that capacity for the financial year are broken down as follows:

	For the year ended December 31,
	2018	2017
	thousands EUR
Directors fee granted to the members of the Board of Directors	608	714
One-time termination payment	279	—

Total	887	714

The emoluments granted to the members of the senior management (CEO, CFO and COO) are broken down as follows:

	For the year ended December 31,
	2018	2017
	thousands EUR
Fixed salary	662	662
Short-term cash incentive	349	343
Long-term incentive to be paid in shares	376	387
Office rent	3	—

Total	1,390	1,392

The Group is renting an office from the CFO for a monthly amount of EUR 300. The total amount for 2018 is EUR 2,850.

Note 27 – Auditors’ Fees

Fees billed to the Company and its subsidiaries by KPMG Luxembourg, Société coopérative, Luxembourg, and other member firms of the KPMG network during the year are as follows (excluding VAT):

	For the year ended December 31,
	2018	2017
	thousands EUR
Audit fees (*)	828	690
Thereof: KPMG Luxembourg, Société coopérative	90	148
Tax consultancy services	55	184
Thereof: KPMG Luxembourg, Société coopérative	16	27
Other non-audit related services	164	49
Thereof: KPMG Luxembourg, Société coopérative	12	—

(*)	Including audit-related services in relation to bond issuance.

Note 28 – Subsequent Events

A.

On January 24, 2019 the Company’s Board appointed Mr. David Daniel as a member and Executive Vice Chairman of the Board of Directors with immediate effect. David Daniel was appointed on a provisional basis until his membership may be confirmed by a general meeting of the Company, scheduled to be held in April 2019. He will fill the vacant position on the Board of Directors following the resignation of Mr. Shlomo Zohar.

B.

On March 19, 2019 the Company’s Board proposed to the shareholders at the Annual General Meeting to pay a dividend in the amount of EUR 33 million (EUR 0.75 per share). The Annual General Meeting will take place on June 20, 2019.

C.	In respect of the revolving credit facility agreement (see note 14J), on January 30, 2019, the Group exercised one extension option, for one year.

D.	On March 12, 2019 Mr. Moshe Lahmani resigned from his position as a member and Chairman of the Board. Mr. Moshe Dayan was appointed by co-optation by the Board to succeed Mr. Moshe Lahmani

Note 28 – Subsequent Events (continued)

as a new member and Chairman of the Board. Furthermore, Dr. Sebastian-Dominik Jais was appointed by co-optation by the Board as a new member of the Board in replacement of Mr. Yuval Dagim who resigned in July 2018. Both appointments are provisional until their ratification and confirmation by the next General Meeting of the Company.

Note 29 – List of the Company Shareholdings

		Country	Shareholding and control at December 31,
			2018	2017
Company			%
1	Adest Grundstücks GmbH	Germany	99.64	99.64
2	Adoa Grundstücks GmbH	Germany	99.64	99.64
3	Adom Grundstücks GmbH	Germany	99.64	99.64
4	Adon Grundstücks GmbH	Germany	99.64	99.64
5	Ahava Grundstücks GmbH	Germany	99.64	99.64
6	Anafa 1 Grundstücks GmbH	Germany	99.64	99.64
7	Anafa 2 Grundstücks GmbH	Germany	99.64	99.64
8	Gamazi Grundstücks GmbH	Germany	99.64	99.64
9	Anafa Grundstücks GmbH	Germany	99.64	99.64
10	Badolina Grundstücks GmbH	Germany	99.64	99.64
11	Berale Grundstücks GmbH	Germany	99.64	99.64
12	Bamba Grundstücks GmbH	Germany	99.64	99.64
13	Zman Grundstücks GmbH	Germany	99.64	99.64
14	ADO Immobilien Management GmbH	Germany	100	100
15	CCM City Construction Management GmbH	Germany	100	100
16	Drontheimer Str. 4 Grundstücks GmbH	Germany	99.64	99.64
17	Eldalote Grundstücks GmbH	Germany	99.64	99.64
18	Nuni Grundstücks GmbH	Germany	99.64	99.64
19	Krembo Grundstücks GmbH	Germany	99.64	99.64
20	Tussik Grundstücks GmbH	Germany	99.64	99.64
21	Geut Grundstücks GmbH	Germany	99.64	99.64
22	Gozal Grundstücks GmbH	Germany	99.64	99.64
23	Gamad Grundstücks GmbH	Germany	99.64	99.64
24	Geshem Grundstücks GmbH	Germany	99.64	99.64
25	Lavlav 1 Grundstücks GmbH	Germany	99.64	99.64
26	Lavlav 2 Grundstücks GmbH	Germany	99.64	99.64
27	Lavlav 3 Grundstücks GmbH	Germany	99.64	99.64
28	Lavlav Grundstücks GmbH	Germany	99.64	99.64
29	Mastik Grundstücks GmbH	Germany	99.64	99.64
30	Maya Grundstücks GmbH	Germany	99.64	99.64
31	Mezi Grundstücks GmbH	Germany	99.64	99.64
32	Muse Grundstücks GmbH	Germany	99.64	99.64
33	Papun Grundstücks GmbH	Germany	99.64	99.64
34	Nehederet Grundstücks GmbH	Germany	99.64	99.64
35	Neshama Grundstücks GmbH	Germany	99.64	99.64
36	Osher Grundstücks GmbH	Germany	99.64	99.64
37	Pola Grundstücks GmbH	Germany	99.64	99.64
38	ADO Properties GmbH	Germany	100	100
39	Reshet Grundstücks GmbH	Germany	99.64	99.64
40	Sababa18 Grundstücks GmbH	Germany	99.64	99.64
41	Sababa19 Grundstücks GmbH	Germany	99.64	99.64
42	Sababa20 Grundstücks GmbH	Germany	99.64	99.64
43	Sababa21 Grundstücks GmbH	Germany	99.64	99.64
44	Sababa22 Grundstücks GmbH	Germany	99.64	99.64
45	Sababa23 Grundstücks GmbH	Germany	99.64	99.64
46	Sababa24 Grundstücks GmbH	Germany	99.64	99.64
47	Sababa25 Grundstücks GmbH	Germany	99.64	99.64

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2018	2017
Company			%
48	Sababa26 Grundstücks GmbH	Germany	99.64	99.64
49	Sababa27 Grundstücks GmbH	Germany	99.64	99.64
50	Sababa28 Grundstücks GmbH	Germany	99.64	99.64
51	Sababa29 Grundstücks GmbH	Germany	99.64	99.64
52	Sababa30 Grundstücks GmbH	Germany	99.64	99.64
53	Sababa31 Grundstücks GmbH	Germany	99.64	99.64
54	Sababa32 Grundstücks GmbH	Germany	99.64	99.64
55	Shemesh Grundstücks GmbH	Germany	99.64	99.64
56	Stav Grundstücks GmbH	Germany	99.64	99.64
57	Tamuril Grundstücks GmbH	Germany	99.64	99.64
58	Tara Grundstücks GmbH	Germany	99.64	99.64
59	Tehila1 Grundstücks GmbH	Germany	99.64	99.64
60	Tehila2 Grundstücks GmbH	Germany	99.64	99.64
61	Tehila Grundstücks GmbH	Germany	99.64	99.64
62	Trusk Grundstücks GmbH	Germany	99.64	99.64
63	Wernerwerkdamm 25 Berlin Grundstücks GmbH	Germany	99.64	99.64
64	Yarok Grundstücks GmbH	Germany	99.64	99.64
65	Yahel Grundstücks GmbH	Germany	99.64	99.64
66	Yussifun Grundstücks GmbH	Germany	99.64	99.64
67	Bombila Grundstücks GmbH	Germany	99.64	99.64
68	ADO SBI Holdings S.A. & Co. KG	Germany	94	94
69	Central Facility Management GmbH	Germany	100	100
70	Sheket Grundstücks GmbH	Germany	100	100
71	Seret Grundstücks GmbH	Germany	100	100
72	Melet Grundstücks GmbH	Germany	100	100
73	Yabeshet Grundstücks GmbH	Germany	100	100
74	ADO Finance B.V.	Holland	100	100
75	Yadit Grundstücks GmbH	Germany	100	100
76	Zamir Grundstücks GmbH	Germany	100	100
77	Arafel Grundstücks GmbH	Germany	100	100
78	Sharav Grundstücks GmbH	Germany	100	100
79	Sipur Grundstücks GmbH	Germany	100	100
80	Matok Grundstücks GmbH	Germany	100	100
81	Barbur Grundstücks GmbH	Germany	94.9	94.9
82	Parpar Grundstücks GmbH	Germany	100	100
83	Jessica Properties B.V.	Holland	94.50	94.50
84	Alexandra Properties B.V.	Holland	94.44	94.44
85	Marbien B.V.	Holland	94.90	94.90
86	Meghan Properties B.V.	Holland	94.44	94.44
87	Matok Löwenberger Straße Grundstücks GmbH	Germany	100	100
88	Songbird 1 ApS	Denmark	60	60
89	Songbird 2 ApS	Denmark	60	60
90	Joysun 1 B.V.	Holland	60	60
91	Joysun 2 B.V.	Holland	60	60
92	Yona Investment GmbH & Co. KG	Germany	60	60
93	Yanshuf Investment GmbH & Co. KG	Germany	60	60
94	Ziporim Investment GmbH	Germany	60	60
95	Ofek 1 Grundstücks GmbH	Germany	100	100
96	Ofek 2 Grundstücks GmbH	Germany	100	100
97	Ofek 3 Grundstücks GmbH	Germany	100	100
98	Ofek 4 Grundstücks GmbH	Germany	100	100
99	Ofek 5 Grundstücks GmbH	Germany	100	100
100	Galim 1 Grundstücks GmbH	Germany	100	100

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2018	2017
Company			%
101	Galim 2 Grundstücks GmbH	Germany	100	100
102	Galim 3 Grundstücks GmbH	Germany	100	100
103	JS Nestorstrasse Grundstücks GmbH	Germany	60	60
104	JS Florapromenade Grundstücks GmbH	Germany	60	60
105	JS Cotheniusstrasse Grundstücks GmbH	Germany	60	60
106	JS Tauroggener Grundstücks GmbH	Germany	60	60
107	JS Kiehlufer Grundstücks GmbH	Germany	60	60
108	JS Rubenstrasse Grundstücks GmbH	Germany	60	60
109	Yona Stettiner Grundstücks GmbH	Germany	60	60
110	Yona Schul Grundstücks GmbH	Germany	60	60
111	Yona Otawi Grundstücks GmbH	Germany	60	60
112	Yona Strom Grundstücks GmbH	Germany	60	60
113	Yona Gutenberg Grundstücks GmbH	Germany	60	60
114	Yona Kameruner Grundstücks GmbH	Germany	60	60
115	Yona Schichauweg Grundstücks GmbH	Germany	60	60
116	Yona Alt-Tempelhof Grundstücks GmbH	Germany	60	60
117	Yona Gruberzeile Grundstücks GmbH	Germany	60	60
118	Yona Schloss Grundstücks GmbH	Germany	60	60
119	Yona Lindauer Grundstücks GmbH	Germany	60	60
120	Yona Nogat Grundstücks GmbH	Germany	60	60
121	Yona Bötzow Grundstücks GmbH	Germany	60	60
122	Yona Herbst Grundstücks GmbH	Germany	60	60
123	Yona Danziger Grundstücks GmbH	Germany	60	60
124	Yona Schön Grundstücks GmbH	Germany	60	60
125	Yanshuf Kaiser Grundstücks GmbH	Germany	60	60
126	Yanshuf Binz Grundstücks GmbH	Germany	60	60
127	Yanshuf Antonien Grundstücks GmbH	Germany	60	60
128	Yanshuf See Grundstücks GmbH	Germany	60	60
129	Yanshuf Hermann Grundstücks GmbH	Germany	60	60
130	Yanshuf Schmidt-Ott Grundstücks GmbH	Germany	60	60
131	Hanpaka Holding GmbH	Germany	100	100
132	Hanpaka Immobilien GmbH	Germany	94.90	94.90
133	Dvash 1 Holding GmbH	Germany	100	100
134	Dvash 2 Holding GmbH	Germany	100	100
135	Dvash 3 B.V.	Holland	100	100
136	Rimon Holding GmbH	Germany	100	100
137	Bosem Grundstücks GmbH	Germany	100	100
138	Rimon Grundstücks GmbH	Germany	94.90	94.90
139	Dvash 21 Grundstücks GmbH	Germany	94.90	94.90
140	Dvash 22 Grundstücks GmbH	Germany	94.90	94.90
141	Dvash 23 Grundstücks GmbH	Germany	94.90	94.90
142	Dvash 24 Grundstücks GmbH	Germany	94.90	94.90
143	Dvash 11 Grundstücks GmbH	Germany	94.90	94.90
144	Dvash 12 Grundstücks GmbH	Germany	94.90	94.90
145	Dvash 13 Grundstücks GmbH	Germany	94.90	94.90
146	Dvash 14 Grundstücks GmbH	Germany	94.90	94.90
147	ADO FC Management Unlimited Company	Ireland	100	100
148	5. Ostdeutschland Invest GmbH	Germany	94.90	94.90
149	8. Ostdeutschland Invest GmbH	Germany	94.90	94.90
150	Horef Holding GmbH	Germany	100	100
151	ADO 9110 Holding GmbH	Germany	100	100
152	Silan Holding GmbH	Germany	100	100
153	ADO Sonnensiedlung S.à.r.l.	Luxembourg	94.90	94.90

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2018	2017
Company			%
154	Horef Grundstücks GmbH	Germany	94.93	94.93
155	Sprengelstraße 39 GmbH	Germany	94	94
156	Scharnweberstraße 112 Verwaltungsgesellschaft mbH	Germany	94.90	94.90
157	Kantstraße 62 Grundstücks GmbH	Germany	100	100
158	ADO Treasury GmbH	Germany	100	100
159	ADO 9160 Grundstücks GmbH	Germany	94.90	94.90
160	ADO 9200 Grundstücks GmbH	Germany	94.90	94.90
161	ADO 9210 Grundstücks GmbH	Germany	94.90	94.90
162	ADO 9220 Grundstücks GmbH	Germany	94.90	94.90
163	ADO 9230 Grundstücks GmbH	Germany	94.90	94.90
164	ADO 9240 Grundstücks GmbH	Germany	94.90	94.90
165	ADO 9250 Grundstücks GmbH	Germany	94.00	94.00
166	ADO 9260 Grundstücks GmbH	Germany	94.90	94.90
167	ADO 9270 Grundstücks GmbH	Germany	94.80	94.80
168	ADO 9280 Grundstücks GmbH	Germany	94.90	94.90
169	ADO 9290 Grundstücks GmbH	Germany	94.90	94.90
170	ADO 9300 Grundstücks GmbH	Germany	94.90	94.90
171	ADO 9310 Grundstücks GmbH	Germany	94.90	94.90
172	ADO 9320 Grundstücks GmbH	Germany	94.90	94.90
173	ADO 9330 Grundstücks GmbH	Germany	94.90	94.90
174	ADO 9340 Grundstücks GmbH	Germany	94.90	94.90
175	ADO 9350 Grundstücks GmbH	Germany	94.90	94.90
176	ADO 9360 Holding GmbH	Germany	100	100
177	ADO 9370 Grundstücks GmbH	Germany	94.90	94.90
178	ADO 9380 Grundstücks GmbH	Germany	94.90	94.90
179	ADO 9390 Grundstücks GmbH	Germany	94.90	94.90
180	ADO 9400 Grundstücks GmbH	Germany	94.90	94.90
181	ADO 9410 Grundstücks GmbH	Germany	94.90	94.90
182	ADO 9420 Grundstücks GmbH	Germany	94.90	94.90
183	ADO 9430 Grundstücks GmbH	Germany	94.90	94.90
184	ADO 9440 Grundstücks GmbH	Germany	94.90	94.90
185	ADO 9450 Grundstücks GmbH	Germany	94.90	94.90
186	ADO 9460 Grundstücks GmbH	Germany	94.90	94.90
187	ADO 9470 Grundstücks GmbH	Germany	94.90	94.90
188	ADO 9480 Grundstücks GmbH	Germany	94.90	94.90
189	ADO 9490 Grundstücks GmbH	Germany	94.90	94.90
190	ADO 9500 Grundstücks GmbH	Germany	94.90	94.90
191	ADO 9510 Grundstücks GmbH	Germany	94.90	94.90
192	ADO 9520 Grundstücks GmbH	Germany	94.90	94.90
193	ADO 9530 Grundstücks GmbH	Germany	94.90	94.90
194	ADO 9540 Holding GmbH	Germany	100	100
195	ADO Lux Finance S.à.r.l.	Luxembourg	100	100
196	ADO 9550 Grundstücks GmbH	Germany	94.90	—
197	ADO 9560 Grundstücks GmbH	Germany	94.90	—
198	ADO 9570 Grundstücks GmbH	Germany	94.90	—
199	ADO 9580 Holding GmbH	Germany	100	—
200	RVB Angerburgerallee B.V.	Holland	94	—
201	ADO 9600 Grundstücks GmbH	Germany	94.90	—
202	ADO 9610 Grundstücks GmbH	Germany	94.90	—
203	ADO 9620 Grundstücks GmbH	Germany	94.90	—
204	ADO 9630 Grundstücks GmbH	Germany	94.90	—
205	ADO Living GmbH	Germany	100	—
206	ADO 9640 Grundstücks GmbH	Germany	94.90	—

ADO Properties S.A.

Consolidated financial statements of ADO Properties S.A. as of and for the fiscal year ended

December 31, 2017

To the Shareholders of

ADO Properties S.A.

1B Heienhaff

L-1736 Senningerberg

REPORT OF THE REVISEUR D’ENTREPRISES AGREE

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of ADO Properties S.A. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as at 31 December 2017, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Basis for opinion

We conducted our audit in accordance with the EU Regulation N° 537/2014, the Law of 23 July 2016 on the audit profession (the “Law of 23 July 2016”) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (the “CSSF”). Our responsibilities under the EU Regulation N° 537/2014, the Law of 23 July 2016 and ISAs are further described in the « Responsibilities of “Réviseur d’Entreprises agréé” for the audit of the consolidated financial statements » section of our report. We are also independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (the “IESBA Code”) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition for investment properties

a)	Why the matter was considered to be one of most significance in our audit of the consolidated financial statements of the current period

Refer to Note 17 to the consolidated financial statements for related disclosures. Revenue for the Group consists primarily of rental income. We identified revenue recognition as a key audit matter as revenue is an important measure used to evaluate the performance of the Group and there is a risk that revenue is overstated.

b)	How the matter was addressed in our audit

Our procedures over revenue recognition included, but were not limited to:

•	Evaluating the design and implementation and of operating effectiveness of key internal controls over the recording of revenue for the investment properties;

•

Comparing rental revenue with underlying tenancy information, including monthly rents and rental periods as set out in the signed rental agreements, on a sample basis, and assessing whether fixed rental revenue had been recorded in the appropriate accounting period;

•

Performing substantive analytical procedures on the rental income by building an expectation for the rental income and comparing it to the actual rental income disclosed in the consolidated financial statements.

Valuation of investment properties

a)	Why the matter was considered to be one of most significance in our audit of the consolidated financial statements of the current period

Refer to Note 5 to the consolidated financial statements for related disclosures. We identified the valuation of investment properties as a key audit matter as they represent approximately 93% of total assets of the Group, and significant judgement is required in determining their fair value.

The investment properties are stated at their fair values based on reports by independent external valuers (hereafter “the Valuer”).

The valuation process involves significant judgement in determining the appropriate valuation methodology to be used, and in estimating the underlying assumptions to be applied. In determining the property’s valuation, the Valuer takes into account property specific characteristics and information including the rental income. The Valuer applies assumptions for estimated market rent, capitalization interest rate and discount rate, which are influenced by prevailing market conditions and comparable market transactions, to arrive at the final valuation.

The significance of the estimates and judgements involved, together with the fact that only a small percentage difference in individual property valuation, when aggregated, could result in a material misstatement on the consolidated statement of profit or loss and the consolidated statement of financial position, requires specific audit focus in this area.

b)	How the matter was addressed in our audit

Our procedures over the valuation of investment properties included, but were not limited to:.

•

Evaluating the qualifications and competence of the external Valuer and reading the terms of engagement of the Valuer with the Group to determine whether there were any matters that might have affected their objectivity or limited the scope of their work.

•

Involving our own valuation specialists to evaluate the valuation methodologies used and to test the integrity of inputs of the projected cash flows used in the valuation to supporting leases and other documents on a sample basis.

•

Involving our own valuation specialists to challenge the capitalisation and discount rates used in the valuation by comparing them with historical rates and available industry data, taking into consideration comparability and market factors. Where the rates were outside the expected range, we undertook further procedures to understand the effect of additional factors and, when necessary, held further discussions with the Valuer.

•

Assessing the adequacy of the descriptions in consolidated the financial statements, in describing the inherent degree of subjectivity and key assumptions in the estimates. This includes the relationships between the key unobservable inputs and fair values, in conveying the uncertainties.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report including the combined management report and the Corporate Governance Statement but does not include the consolidated financial statements and our report of “réviseur d’entreprises agréé” thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and Those Charged with Governance for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the “Réviseur d’Entreprises Agréé” for the audit of the Consolidated Financial Statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of “Réviseur d’Entreprises Agréé” that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the EU Regulation N° 537/2014, the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the EU Regulation N°537/2014, the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of “Réviseur d’Entreprises Agréé” to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of “Réviseur d’Entreprises Agréé”. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter.

Report on Other Legal and Regulatory Requirements

We have been appointed as “Réviseur d’Entreprises Agréé” by the General Meeting of the Shareholders on 2 May 2017 and the duration of our uninterrupted engagement, including previous renewals and reappointments, is three years, of which 2 years since ADO Properties S.A. became a Public Interest entity

The combined management report, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

The accompanying Corporate Governance Statement is presented on pages 50 to 55. The information required by Article 68ter paragraph (1) letters c) and d) of the law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

We confirm that the audit opinion is consistent with the additional report to the audit committee or equivalent.

We confirm that the prohibited non-audit services referred to in the EU Regulation No 537/2014, on the audit profession were not provided and that we remain independent of the Group in conducting the audit.

Other matter

The Corporate Governance Statement includes, when applicable, information required by Article 68ter paragraph (1) points a), b), e), f) and g) of the law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

Luxembourg, 19 March 2018	KPMG Luxembourg
Société coopérative
Cabinet de révision agréé

Stephen Nye

Consolidated Statement of Financial Position as at

(In thousands EUR)

		As of December 31,
	Note	2017	2016
Assets
Non-current assets
Investment properties	5	3,271,298	2,278,935
Advances in respect of investment properties	28	34,425	11,805
Property and equipment		2,783	2,148
Other financial asset	23	5,359	3,760

		3,313,865	2,296,648

Current assets
Trading properties	6	42,961	39,718
Advances in respect of trading properties		—	6,419
Restricted bank deposits	7	24,352	28,207
Trade receivables	8	10,324	6,604
Other receivables	9	5,231	1,377
Cash and cash equivalents	10	121,530	183,421

		204,398	265,746

Total assets		3,518,263	2,562,394

Shareholders’ equity	12
Share capital		55	55
Share premium		498,607	499,520
Reserves		330,638	333,872
Retained earnings		966,090	628,498

Total equity attributable to owners of the company		1,795,390	1,461,945

Non-controlling interests		36,103	24,559

Total equity		1,831,493	1,486,504

Liabilities
Non-current liabilities
Bonds	13	396,396	—
Other loans and borrowings	14	953,955	877,326
Other financial liabilities	11	27,238	14,723	*
Derivatives	23	2,878	3,926
Deferred tax liabilities	16	183,443	117,673

		1,563,910	1,013,648

Current liabilities
Other loans and borrowings	14	72,768	27,388
Other financial liabilities	11	867	414	*
Trade payables		13,642	8,957
Other payables	15	35,476	25,224
Derivatives	23	107	259

		122,860	62,242

Total equity and liabilities		3,518,263	2,562,394

Rabin Savion	Florian Goldgruber
CEO	CFO

Date of approval: March 19, 2018

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss

(In thousands EUR)

		For the year ended December 31,
	Note	2017	2016		2015
Revenue	17	128,852	109,775		75,753
Cost of operations	18	(36,174)	(32,596	) *	(19,186	) *

Gross profit		92,678	77,179		56,567

General and administrative expenses	19	(12,762)	(13,245	) *	(7,197	) *
Changes in fair value of investment properties and assets held for sale	5	383,638	444,268		158,579
Other expenses		—	—		(430)

Results from operating activities		463,554	508,202		207,519

Finance income		1,602	1,972		1,584
Finance costs		(29,609)	(29,700)		(25,724)

Net finance costs	21	(28,007)	(27,728)		(24,140)

Profit before tax		435,547	480,474		183,379

Income tax expense	16	(68,035)	(69,706)		(27,372)

Profit for the year		367,512	410,768		156,007

Profit attributable to:
Owners of the company		355,970	395,150		148,192
Non-controlling interest		11,542	15,618		7,815

Profit for the year		367,512	410,768		156,007

Basic and diluted earnings per share (in EUR)	22	8.07	10.11		5.04

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In thousands EUR)

		For the year ended December 31,
	Note	2017	2016	2015
Profit for the year		367,512	410,768	156,007

Items that may be reclassified subsequently to profit or loss
Hedging reserve classified to profit or loss, net of tax		—	5,275	—
Effective portion of changes in fair value of cash flow hedges	23	1,218	(512)	2,840
Related tax		60	53	(666)

Total other comprehensive income		1,278	4,816	2,174

Total comprehensive income for the year		368,790	415,584	158,181

Total comprehensive income attributable to:
Owners of the company		357,246	399,938	150,359
Non-controlling interest		11,544	15,646	7,822

Total comprehensive income for the year		368,790	415,584	158,181

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands EUR)

		For the year ended December 31,
	Note	2017	2016	2015
Cash flows from operating activities
Profit for the year		367,512	410,768	156,007
Adjustments for:
Depreciation	19	452	356	256
Change in fair value of investment properties and assets held for sale	5	(383,638)	(444,268)	(158,579)
Net finance costs	21	28,007	27,728	24,140
Income tax expense	16	68,035	69,706	27,372
Share-based payment		564	859	349
Change in short-term restricted bank deposits related to tenants		(4,727)	(2,883)	(5,878)
Change in trade receivables		(3,148)	1,116	(3,477)
Change in other receivables		(3,742)	976	(1,563)
Change in trading properties		12,830	15,007	7,928
Change in advances in respect of trading properties		—	(6,419)	—
Change in trade payables		1,408	1,509	1,036
Change in other payables		4,163	2,276	8,207
Income tax paid		(864)	(352)	(83)

Net cash from operating activities		86,852	76,379	55,715

Cash flows from investing activities
Purchase and CAPEX of investment properties	5	(189,182)	(116,839)	(416,372)
Advances paid for investment property purchase	28	(33,975)	(11,805)	(799)
Purchase of property and equipment		(795)	(784)	(1,564)
Interest received		3	29	35
Proceeds from disposal of investment properties and assets held for sale		—	1,015	954
Acquisition of subsidiaries, net of acquired cash	3	(280,542)	(160,244)	(89,010)
Investments in bank deposit		—	—	(100,000)
Repayment of bank deposit		—	65,000	35,000
Change in short-term restricted bank deposits, net		9,453	(4,662)	(3,165)

Net cash used in investing activities		(495,038)	(228,290)	(574,921)

Cash flows from financing activities
Proceeds from issue of bonds, net	13	396,185	—	—
Long-term loans received	14	114,606	182,721	338,248
Repayment of long-term loans	14	(113,163)	(158,300)	(42,535)
Short-term loans received		—	—	5,980
Repayment of short-term loans		(13,385)	(13,088)	(13,062)
Interest paid		(18,103)	(18,762)	(16,791)
Payment from settlement of derivatives		—	(6,184)	—
Proceeds from issue of share capital		—	—	29
Issuance of ordinary shares, net		—	292,975	193,000
Dividend distributed	12	(19,845)	(13,475)	—
Loans received from related parties		—	—	2,870
Loans received from related parties (issuance of capital note)		—	—	111,250

Net cash from financing activities		346,295	265,887	578,989
Change in cash and cash equivalents during the year		(61,891)	113,976	59,783
Cash and cash equivalents at the beginning of the year		183,421	69,445	9,662

Cash and cash equivalents at the end of the year		121,530	183,421	69,445

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2017	55	499,520	(2,312)	336,184	628,498	1,461,945	24,559	1,486,504

Total comprehensive income for the year

Profit for the year	—	—	—	—	355,970	355,970	11,542	367,512
Other comprehensive income for the year, net of tax	—	—	1,276	—	—	1,276	2	1,278

Total comprehensive income for the year	—	—	1,276	—	355,970	357,246	11,544	368,790

Transactions with owners, recognized directly in equity

Changes in put option (see note 11)	—	—	—	(4,520)	—	(4,520)	—	(4,520)
Dividend distributed (see note 12)	—	(913)	—	—	(18,932)	(19,845)	—	(19,845)
Share-based payment (see note 20)	—	—	—	10	554	564	—	564

Balance at December 31, 2017	55	498,607	(1,036)	331,674	966,090	1,795,390	36,103	1,831,493

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2016	—	206,600	(7,100)	339,277	246,739	785,516	8,913	794,429

Total comprehensive income for the year

Profit for the year	—	—	—	—	395,150	395,150	15,618	410,768
Other comprehensive income for the year, net of tax	—	—	4,788	—	—	4,788	28	4,816

Total comprehensive income for the year	—	—	4,788	—	395,150	399,938	15,646	415,584

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net	55	292,920	—	—	—	292,975	—	292,975
Changes in put option (see note 11)	—	—	—	(3,146)	—	(3,146)	—	(3,146)
Dividend distributed	—	—	—	—	(13,475)	(13,475)	—	(13,475)
Share-based payment (see note 20)	—	—	—	53	84	137	—	137

Balance at December 31, 2016	55	499,520	(2,312)	336,184	628,498	1,461,945	24,559	1,486,504

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transactions with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2015	2	13,569	(9,267)	27,350	98,326	129,980	1,091	131,071

Total comprehensive income for the year

Profit for the year	—	—	—	—	148,192	148,192	7,815	156,007
Other comprehensive loss for the year, net of tax	—	—	2,167	—	—	2,167	7	2,174

Total comprehensive income for the years	—	—	2,167	—	148,192	150,359	7,822	158,181

Transactions with owners, recognized directly in equity

Contribution from shareholders, net of tax	—	—	—	11,339	—	11,339	—	11,339
Increase of share premium	—	29	—	—	—	29	—	29
Stock split	(2)	2	—	—	—	—	—	—
Issuance of ordinary shares, net	—	193,000	—	—	—	193,000	—	193,000
Conversion of shareholder loans to equity	—	—	—	300,460	—	300,460	—	300,460
Share-based payment (see note 20)	—	—	—	128	221	349	—	349

Balance at December 31, 2015	—	206,600	(7,100)	339,277	246,739	785,516	8,913	794,429

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – ADO Properties S.A.

ADO Properties S.A. (the “Company”) was incorporated as a private limited liability company in Cyprus and until June 8, 2015, its legal name was “Swallowbird Trading & Investments Limited”. The Company holds and operates a mainly residential assets portfolio and sells units as a separate condominium in Berlin, Germany.

The Company deleted its registration in Cyprus and moved its registered office and central administration to Luxembourg by decision of the general meeting of shareholders dated June 8, 2015 and adopted the form of a private limited liability company (société à responsabilité limitée) under Luxembourg law. The Company was then converted to a public limited liability company (société anonyme) under Luxembourg law by decision of the general meeting of shareholders dated June 16, 2015 and changed its name to “ADO Properties S.A.” (B-197554). The address of the Company’s registered office is Aerogolf Center, 1B Heienhaff, L-1736 Senningerberg, Luxembourg.

On July 23, 2015 the Company completed an initial public offering (“IPO”) and its shares are traded on the regulated market (Prime Standard) of Frankfurt Stock Exchange.

The Company is a directly held subsidiary of ADO Group Ltd (“ADO Group”), an Israeli company traded on the Tel Aviv Stock Exchange.

The consolidated financial statements of the Company as at December 31, 2017 and for the year then ended comprise the Company and its subsidiaries (together referred to as the “Group”).

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements as at and for the year ended December 31, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

The consolidated financial statements were authorized for issue by the board of directors on March 19, 2018.

B.	Functional and presentation currency

These consolidated financial statements are presented in Euro, which is the Group’s functional currency. All financial information presented in Euro (“EUR”) has been rounded to the nearest thousand, unless otherwise indicated. Due to rounding, the figures reported in tables and cross-references may deviate from their exact values as calculated.

C.	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except, in particular, investment properties, other financial asset, other financial liabilities and derivatives, which are measured at fair value.

D.	Operating cycle

The Group has two operating cycles:

•	Holding and operating residential and commercial units: the operating cycle is one year.

•	Selling of units as a separate condominium: the operating cycle is up to three years.

As a result, current assets and current liabilities also include items the realization of which is intended and anticipated to take place within the operating cycle of these operations of up to three years.

E.	Use of estimates, judgments and fair value measurement

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments and use of estimates

Information about judgments, assumptions and estimation uncertainties made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 16 – Uncertain tax positions (judgments)

The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. New information may become available that causes the Group to change its judgment, resulting in recognition of additional income tax expense in the period that such a change in judgment occurs.

•	Note 16 – Regarding the utilization of losses carried forward (estimations)

Deferred tax assets are recognized in respect of tax losses carried forward when there is a high probability that in the future there will be taxable profits against which carried forward losses can be utilized. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its estimation regarding the utilization of existing tax assets; any such changes to deferred tax assets will impact tax income/expense in the period that such a change in estimate occurs.

•	Note 5 – Regarding fair value measurement of investment properties (estimations)

The fair value of investment properties as at December 31, 2017 was assessed by CBRE, an industry specialist that has appropriate and recognized professional qualifications and up-to-date experience regarding the location and category of the properties. The valuation includes assumptions regarding rent, vacancies, maintenance costs and discount rate. These assumptions are subject to uncertainties that may lead to either positive or negative value adjustments in the future, impacting the profit or loss from changes in fair value of investment properties in the period that such a change in estimations occurs.

•	Note 23 – Regarding measurement of derivatives at fair value (estimation)

Derivative valuations are calculated by the financing bank and checked by management. The risk that derivatives will not be appropriately valued exists, since the Group needs to make judgments about the estimation of the credit risk used by the lending bank and about whether the bank used the appropriate market observation for the other variables. New information may become available that causes the Group to change its estimation, impacting the profit or loss from changes in fair value of derivatives in the period that such a change in estimations occurs.

Determination of fair values

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 5, investment properties; and

•	Note 23, financial instruments

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

F.	Changes in accounting policies

•	Amendment to IAS 7, Statement of Cash Flows

According to the Amendment, an entity is required to provide disclosures that will enable the users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. These disclosures are to be provided with respect to the following changes in liabilities arising from financing activities; changes from financing cash flows: changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes. The new disclosure requirements were included in Note 23 regarding Financial Instruments.

G.	Change in classification

The Group performed immaterial classifications in the comparative figures in order to align the classification in the comparative figures to the figures of the year ended December 31, 2017.

Note 3 – Basis of Consolidation

A.	Consolidation methods

The consolidated financial statements comprise the Company and the subsidiaries it controls. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

In addition to the Company, 195 subsidiaries (2016: 156) have been included in these consolidated financial statements.

When buying a company holding real estate assets (“Property Company”), the Group exercises judgment to determine whether it is the purchase of a business or a group of assets and liabilities, for the purpose of determining the accounting treatment of the transaction. In determining whether a Property Company is a business, the Group examines, inter alia, the nature of existing processes in the Property Company, including the extent and nature of management, security, cleaning and maintenance services provided to tenants. In transactions in which the acquired company is a business, the transaction is accounted for as a business combination according to IFRS 3.

However, in transactions in which the acquired Property Company is not a business, the acquisition cost, including transaction costs, is allocated in proportion to the identified assets and liabilities acquired, based on their relative fair values at the acquisition date. In this case, neither goodwill nor deferred taxes on the temporary difference existing at the date of acquisition are recognized.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the Company. Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests.

A put option granted by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability and dividends distributed to non-controlling interests in respect of put options are recognized in equity. The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group granted a put option, also when the non-controlling interests have access to the returns arising from the interests in the investee company.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation

(1)

During the first quarter of 2017, the Group carried out two separate transactions to take over 94% and 94.9%, respectively, of the issued shares of two German entities holding one condominium building and one residential building located in Berlin, Germany. The total consideration amounted to EUR 11.6 million (including approximately 2% transaction costs). The buildings include 86 residential units and 4 commercial units with a total leasable area of approximately 5.5 thousand sqm.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
Cash and cash equivalents	349
Restricted bank deposits	32
Trade and other receivables	80
Trading properties	6,696
Investment properties (*)	5,115
Trade and other payables	(410)
Other financial liabilities (**)	(267)

Total consideration	11,595

Consideration already paid in 2016	(6,419)
Consideration to be paid after the reporting period (***)	(41)
Less cash acquired	(349)

Net cash flow from the acquisition of subsidiaries	4,786

(*)

The fair value of the investment properties as at the takeover date was EUR 4,900 thousand, therefore acquisition costs of approximately EUR 0.2 million were recognized under changes in fair value of investment properties in the consolidated statement of profit or loss.

(**)	Other financial liabilities refer to a put option granted to the non-controlling interests (see note 11).
(***)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

(2)

During the second quarter of 2017, the Group took over 94.9% of the issued shares of a German entity holding 10 residential buildings located in Berlin, Germany. The total consideration amounted to EUR 75.5 million (including approximately 3% transaction costs). The buildings include 298 residential units and 30 commercial units with a total leasable area of approximately 27.4 thousand sqm.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
Cash and cash equivalents	40
Restricted bank deposits	562
Trade and other receivables	105
Investment properties (*)	77,887
Trade and other payables	(514)
Other financial liabilities (**)	(2,557)

Total consideration	75,523

Consideration to be paid after the reporting period (***)	(229)
Less cash acquired	(40)

Net cash flow from the acquisition of subsidiaries	75,254

(*)

The fair value of the investment properties as at the takeover date was EUR 75,900 thousand, therefore acquisition costs of approximately EUR 2 million were recognized under changes in fair value of investment properties in the consolidated statement of profit or loss.

(**)	Other financial liabilities refer to a put option granted to the non-controlling interests (see note 11).
(***)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

(3)

During the third quarter of 2017, the Group carried out six separate transactions to take over 94%-94.9% of the issued shares of 15 German entities holding 20 residential buildings and one commercial building located in Berlin, Germany. The total consideration amounted to EUR 86.8 million (including approximately 3.3% transaction costs). The buildings include 524 residential units and 63 commercial units with a total leasable area of approximately 44.4 thousand sqm.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
Cash and cash equivalents	644
Restricted bank deposits	88
Trade and other receivables	278
Property and equipment	292
Advances in respect of investment properties	450
Investment properties (*)	115,028
Trade and other payables	(1,400)
Bank loans (**)	(25,594)
Other financial liabilities (***)	(2,924)

Total consideration	86,862

Consideration to be paid after the reporting period (****)	(677)
Less cash acquired	(644)

Net cash flow from the acquisition of subsidiaries	85,541

(*)

The fair value of the investment properties as at the takeover date was EUR 111,150 thousand. Acquisition costs of approximately EUR 3.8 million were recognized under changes in fair value of investment properties in the consolidated statement of profit or loss.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

(**)	The bank loans were repaid during the period, consequently, an amount of EUR 2.5 million was recognized as one-off refinance costs in the consolidated statement of profit or loss.
(***)	Other financial liabilities refer to a put option granted to the non-controlling interests (see note 11).
(****)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

(4)

During the fourth quarter of 2017, the Group carried out two separate transactions to take over 94.9% of the issued shares of 18 German entities holding 21 residential buildings and one condominium building located in Berlin, Germany. The total consideration amounted to EUR 116.1 million (including approximately 3.6% transaction costs). The buildings include 1,325 residential units and 62 commercial units with a total leasable area of approximately 102 thousand sqm.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations, mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore, the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

thousands EUR
Cash and cash equivalents	612
Restricted bank deposits	189
Trade and other receivables	221
Trading properties	5,647
Investment properties (*)	213,509
Trade and other payables	(1,229)
Bank loans	(100,115)
Derivatives	(18)
Other financial liabilities (**)	(2,722)

Total consideration	116,094

Consideration to be paid after the reporting period (***)	(521)
Less cash acquired	(612)

Net cash flow from the acquisition of subsidiaries	114,961

(*)

The fair value of the investment properties as at the takeover date was EUR 205,840 thousand. Acquisition costs of approximately EUR 7.7 million were recognized under changes in fair value of investment properties in the consolidated statement of profit or loss.

(**)	Other financial liabilities refer to a put option granted to the non-controlling interests (see note 11).
(***)	Consideration to be paid refers to transaction costs invoiced after the reporting period.

Note 4 – Significant Accounting Policies

A.	Investment properties

Investment property is property held to earn rental income or for capital appreciation or both and is not owner-occupied or held for sale in the ordinary course of business.

Investment property is initially measured at cost, including transaction costs. In subsequent periods, investment property is measured at fair value, and changes in fair value are recognized in the statement of profit and loss.

Profits or losses on the disposal of investment property are determined by comparing the net proceeds from the disposal with the asset’s carrying amount (the fair value of the investment property as of the disposal date). The profit or loss on the disposal of investment properties is recognized when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group has no further substantial acts to complete under the contract.

In certain circumstances the Group decides to change the use of existing buildings that are rented out and classified as investment property into trading properties; the Group then begins the process of converting

Note 4 – Significant Accounting Policies (continued)

A.	Investment properties (continued)

such buildings. When the conversion is completed, the necessary approvals are received and the marketing of the apartments begins, the aforesaid buildings are reclassified from investment properties to trading properties. The cost of trading properties is determined according to the fair value at the time of the change in use.

The Group presents advances in respect of investment properties as non-current assets and does not include them as part of the investment properties. In subsequent periods, when the transactions are completed, the advances are reclassified to investment properties.

B.	Trading properties

Trading properties are measured at the lower of cost and net realizable value. The cost of the trading properties includes the costs incurred in acquiring the trading properties and bringing them to their existing location and condition. The net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

C.	Restricted bank deposits

Restricted bank deposits consist of deposits in banks that the Group has pledged to secure banking facilities, deposits received from tenants, and restricted proceeds from condominium sales. The Group cannot use these deposits freely for operations.

D.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits in banks and short-term investments with an original term of up to three months.

E.	Financial instruments

(1)	Non-derivative financial assets

The Group’s non-derivative financial assets are loans and receivables. The Group initially recognizes loans and receivables on the date that they originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or neither transfers nor retains substantially all the risks and rewards of ownership and does not retain control over the transferred asset.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, trade and other receivables and restricted bank deposits.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include bonds, loans and borrowings from banks and others, trade and other payables.

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Note 4 – Significant Accounting Policies (continued)

E.	Financial instruments (continued)

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

An exchange of debt instruments having substantially different terms between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms (including any commissions paid, less any commissions received and discounted using the original effective interest rate) is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group also examines qualitative factors, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

(3)	Share capital – ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or recognized in profit or loss as finance expense if the issuance is no longer expected to take place.

(4)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments mainly to hedge its interest rate risk exposures from variable interest rate bank loans to a fixed interest rate. On initial designation of the derivative instruments for hedge accounting the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized liability, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.

The amount recognized in the other comprehensive income is transferred to profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of profit or loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the amount accumulated in the hedging reserve is reclassified to profit or loss.

Other derivatives

When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss. Other derivatives include other financial liabilities and other financial asset.

Note 4 – Significant Accounting Policies (continued)

F.	Impairment

Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property, trading property and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Group considers evidence of impairment for financial assets at both a specific asset and collective level. All individually significant financial assets are assessed for impairment. All individually significant financial assets found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost the reversal is recognized in profit or loss.

G.	Transactions with controlling shareholder

Transactions with shareholders in their capacity as shareholders are considered as capital transactions and are recognized directly in equity. Loans received from the controlling shareholder bearing interest rate below market rate are considered to be capital transactions with the shareholder. The difference between the fair value of the loan and the amount received at initial recognition is recognized directly in equity in capital reserve from transactions with controlling shareholder.

When a shareholder forgives a debt while acting in its capacity as a shareholder, the Group considers it to be a capital transaction. The outstanding financial liability is reclassified to equity and no gain or loss is recognized.

H.	Provisions

Provisions are recognized when the Group has a present, legal or constructive obligation as a result of a past event, that can be estimated reliably and it is probable that it will require an outflow of resources embodying economic benefits to settle the obligation.

The Group recognizes indemnification as an asset if, and only if, it is virtually certain that the indemnification will be received if the Group will settle the obligation. The amount recognized for the indemnification does not exceed the amount of the provision.

I.	Employee benefits

Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

Note 4 – Significant Accounting Policies (continued)

I.	Employee benefits (continued)

Share-based payment arrangements in which equity instruments are granted by the parent company to the employees of the Group are recognized in the reserve from transactions with controlling shareholder. Share-based payment arrangements in which the Company’s equity instruments are granted are recognized in the retained earnings.

J.	Revenue recognition

Rental income from operating leases of investment property is recognized in the profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income. In respect of utilities services, the Group recognizes the income amount net of costs recharged to the tenants.

Revenue from the sale of trading property is measured at the fair value of the consideration. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the trading property, and the amount of the revenue can be measured reliably.

Other revenues, including management services fee and third party’s asset management income, are recognized in the accounting period in which the services are rendered, and are measured at the fair value of the consideration received or receivable for services provided in the normal course of business.

K.	Finance income and costs

Finance income comprises interest income on funds invested including changes in the fair value of financial assets or liabilities at fair value through profit or loss and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, changes in the fair value of financial assets or liabilities at fair value through profit or loss, impairment losses recognized on financial assets, losses from refinance and losses on hedging instruments that are recognized in profit or loss. All borrowing costs are recognized in profit or loss using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

L.	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liability is not recognized for the following taxable temporary differences:

•	The initial recognition of goodwill;

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•

Differences relating to investments in subsidiaries, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, there is a rebuttable presumption that the

Note 4 – Significant Accounting Policies (continued)

L.	Taxation (continued)

carrying amount of the investment property will be recovered through sale. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current and deferred tax is charged or credited in profit or loss, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is recognized in other comprehensive income or equity, respectively.

M.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise options granted to employees.

N.	New standards and interpretations not yet adopted

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue should be recognized and when and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Group examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

•	IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets (debt or equity instruments), and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

The Group examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

•	IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. For lessees, the standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers.

The Group started to examine the effects of adopting IFRS 16 on the financial statements, and in its opinion the effect on the financial statements will be immaterial.

Note 4 – Significant Accounting Policies (continued)

N.	New standards and interpretations not yet adopted (continued)

•	Amendment to IAS 40, Investment Property: Transfers of Investment Property

The amendment clarifies that an entity shall transfer property into, or out of, investment property only when there is evidence of a change in use. Change in use occurs when the property meets, or ceases to meet, the definition of investment property. The amendment clarifies that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The amendment also states that the list of evidence of change in use that is included in paragraph 57 of IAS 40 is a non-exhaustive list of examples.

The amendment is applicable for annual periods beginning on or after January 1, 2018.

The Group has examined the effects of applying the amendment to IAS 40, and in its opinion the effect on the financial statements will be immaterial.

Note 5 – Investment Properties

A.	Reconciliation of carrying amount

	December 31,
	2017	2016
	Thousands EUR	Thousands EUR
Balance at January 1	2,278,935	1,456,804
Additions by way of acquiring subsidiaries (see note 3B)	411,539	272,132
Additions by way of acquiring assets (see note 5A(1))	169,895	98,285
Capital expenditure	31,021	25,351
Disposals	—	(1,015)
Transfer from investment properties to trading properties (see note 5A(2))	(3,730)	(16,890)
Fair value adjustments	383,638	444,268

Balance at December 31	3,271,298	2,278,935

As of December 31, 2017, the closing balance of investment properties consisted of 20,421 (2016: 17,701) residential units with a total residential lettable area of 1,343,786 (2016: 1,153,840) sqm, 1,309 (2016: 999) commercial units (retail, office and other commercial) with a total commercial lettable area of 149,748 (2016: 107,816) sqm and 5,464 (2016: 3,839) parking spaces and spaces for storage, antennas, etc., all in Berlin.

According to German law, residential rental contracts are unlimited in their duration/period. The tenants have the sole right to terminate the contract with 3 months’ notice in writing. According to German law, the owner can terminate the residential contract only if the owner has a “justified cause” such as if the tenant is in default for more than 2 months’ rent. Termination/cancellation of the contract must be in writing. Contracts are denominated in EUR. Tenants are required to make rental deposits generally equal to 3 months’ “cold” rent at the inception of any lease contract, and pay in advance rent, facility management and utilities and heating prepayments for a 1 month period. The right to increase the rent is defined in the contract (e.g. stepped rent) and it is subject to German law. Rent prices are set according to the market prices or upon a given price index (“rent mirror”) which exists in Berlin, Germany.

The rent increase is restricted by the law and can only be increased if several parameters are being met. The main two are: the existing rent price is below the rent mirror for the specific area where the apartment is located and the rent has remained unchanged for fifteen months and that no rent increase over 20% (capping limit) was made in the course of the last three years; the capping limit is 15% in areas where the adequate supply of rented dwellings is at risk and these areas are determined by means of a legal ordinance, like e.g. in Berlin.

In addition, a rent control law passed by parliament in June 2015 aims to prevent landlords in areas with stressed housing markets, e.g. the German capital from raising rents for new tenants by more than 10% above the local average (“rent mirror”). Furthermore, the last rent paid can also be used for the new contract and therefore the owner can use the higher of the two in practice. In cases of extensive modernization works (similar to new build standards) in the unit prior being newly rented out, the landlord is exempt from

Note 5 – Investment Properties (continued)

A.	Reconciliation of carrying amount (continued)

handling under the rent control law and can rent the unit for market price without being capped by the legislation.

Some of the residential buildings include commercial units on the ground floor. Lease renewals are negotiated with the lessee. Tenants are required to make rental deposits generally equal to 3 months’ rent at the inception of any lease contract.

As at December 31, 2017, approximately 10.6% of the investment properties were subject to rent restrictions (“Cost Rent”), and 19% of them were released from restrictions as of January 1, 2018 (based on the number of units).

(1)	During the reporting period the Group took over a total of 816 residential units and 145 commercial units in Berlin as part of asset acquisitions.

(2)

During the reporting period the Group reclassified 1 building from investment properties to trading properties in a total amount of EUR 3,730 thousand, representing its fair value for the reclassification date.

B.	Measurement of fair value

(1)	Fair value hierarchy

The fair value of investment properties was determined by valuation expert CBRE, an industry specialist that has appropriate and recognized professional qualifications and up-to-date experience regarding the location and category of the properties. According to the Group’s fair value valuation policies for investment properties, investment properties generally undergo a detailed valuation as at June 30 and December 31 of each year.

The fair value measurement for all of the investment properties has been categorized as a level 3 fair value due to prevailing use of unobservable inputs to the adopted valuation method.

(2)	Valuation technique and significant unobservable inputs

The Group values its portfolio using the discounted cash flow method (DCF). Under the DCF methodology the expected future income and costs of the property are forecasted over a period of 10 years and discounted to the date of valuation. The income mainly comprises expected rental income (current in-place rent, market rents as well as their development) taking vacancy losses into account.

The following table gives an overview of the main valuation parameters and valuation results:

	December 31, 2017
	Central	S-Bahn ring	S-Bahn ring (1960-1990)	City ring	City ring (1960-1990)	Total
Fair value (EUR thousand)	1,249,758	408,910	432,550	240,300	939,780	3,271,298
Value per sqm (EUR)	2,669	2,355	2,171	2,378	1,699	2,187
Average residential in-place rent (EUR/sqm)	6.92	6.64	6.85	7.09	5.72	6.42
CBRE market rent (EUR/sqm)	8.81	8.54	7.52	8.40	6.61	7.71
Avg. new letting rent (EUR/sqm)	11.18	9.83	9.95	8.58	6.82	9.04
Multiplier (current rent)	31.18	29.42	26.07	27.33	24.71	27.87
Multiplier (CBRE market rent)	24.57	22.98	23.25	22.85	20.99	22.95
Multiplier (new letting rent)	19.36	19.98	17.56	22.36	20.34	19.57
Discount rate (%)	4.81%	4.97%	4.86%	5.00%	5.20%	4.96%
Capitalization interest rate (%)	2.86%	3.02%	3.00%	3.02%	3.26%	3.02%

Note 5 – Investment Properties (continued)

B.	Measurement of fair value (continued)

	December 31, 2016
	Central	S-Bahn ring	S-Bahn ring (1960-1990)	City ring	City ring (1960-1990)	Total
Fair value (EUR thousand)	875,895	266,440	338,980	147,490	650,130	2,278,935
Value per sqm (EUR)	2,253	2,023	1,810	2,127	1,377	1,824
Average residential in-place rent (EUR/sqm)	6.52	6.35	6.56	6.72	5.45	6.09
CBRE market rent (EUR/sqm)	7.80	7.64	6.99	7.76	6.13	6.98
Avg. new letting rent (EUR/sqm)	11.04	9.65	8.92	7.97	6.35	7.91
Multiplier (current rent)	27.45	26.04	22.82	24.77	21.20	24.34
Multiplier (CBRE market rent)	23.12	22.00	20.88	21.84	18.35	21.02
Multiplier (new letting rent)	16.34	17.43	16.37	21.01	17.73	18.55
Discount rate (%)	4.48%	4.63%	4.69%	4.77%	5.16%	4.74%
Capitalization interest rate (%)	3.02%	3.17%	3.29%	3.29%	3.68%	3.28%

(3)	Sensitivity analysis

The main value drivers influenced by the market are the market rents and their movement, rent increases, the vacancy rate and interest rates. The effect of possible fluctuations in these parameters is shown separately for each parameter in the following table. Interactions between the parameters are possible but cannot be quantified owing to the complexity of the interrelationships:

December 31, 2017
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	316,999	9.5%
Vacancy rate (%)	+1%	(38,261)	(1.2%)
Discount and Capitalization rate (%)	25bp	(261,270)	(7.9%)

December 31, 2016
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	245,038	10.5%
Vacancy rate (%)	+1%	(27,821)	(1.2%)
Discount and Capitalization rate (%)	25bp	(169,770)	(7.3%)

Assuming all other variables remain constant, a negative change in the parameters at the same percentage would have a similar impact on the value, although in the opposite direction.

C.	Amounts that were recognized in the consolidated statement of profit or loss

	For the year ended December 31,
	2017	2016		2015
	thousands EUR
Rental income from investment property	103,300	84,673		61,732
Direct operating expenses arising from investment property that generated rental income during the period	(15,551)	(11,790	) *	(7,014	) *

Total	87,749	72,883		54,718

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

Note 6 – Trading Properties

During the reporting period the Group completed the sale of 84 condominium units for a total consideration of EUR 19,671 thousand (2016: 109 units for EUR 19,965 thousand).

During the period, the Group acquired two new condominium buildings with 70 residential units and 2 commercial units in Berlin at a total cost of EUR 12.3 million. See note 3B for more information regarding newly acquired trading properties during the period.

Note 6 – Trading Properties (continued)

During the reporting period, the Group reclassified 1 building from investment properties to trading properties for a total amount of EUR 3,730 thousand, representing its fair value for the reclassification date (see note 5A(2)).

Note 7 – Restricted Bank Deposits

As at December 31, 2017 and December 31, 2016, the short-term restricted bank deposits are denominated in Euro and they carry no interest.

The balance as at December 31, 2017 includes EUR 21,503 thousand of pledged bank deposits received from tenants (December 31, 2016: EUR 16,188 thousand), EUR 2,310 thousand pledged to secure banking facilities (December 31, 2016: EUR 10,123 thousand) and EUR 539 thousand of restricted proceeds from condominium sales (December 31, 2016: EUR 1,896 thousand).

Note 8 – Trade Receivables

A.	The balances represent amounts receivable from leases of residential and commercial units less any allowance for doubtful debts. The breakdown of trade receivables is as follows:

	December 31,
	2017			2016
	Gross	Impairment	Total	Gross	Impairment	Total
	thousands EUR
Not past due	5,138	—	5,138	3,787	—	3,787
0-30 days past due	1,206	(128)	1,078	1,091	(235)	856
31-180 days past due	3,718	(908)	2,810	2,649	(899)	1,750
180 days to one year past due	1,905	(1,211)	694	1,470	(1,298)	172
More than one year past due	4,672	(4,068)	604	2,627	(2,588)	39

Total	16,639	(6,315)	10,324	11,624	(5,020)	6,604

Trade accounts receivables are non-interest bearing and are generally on 30 days’ terms.

B.	Impairment losses on trade receivables changed as follows:

	2017	2016
	thousands EUR	thousands EUR
Balance as at January 1	(5,020)	(3,049)
Additions	(2,928)	(2,383)
Additions by way of acquiring subsidiaries	(239)	(404)
Reversals	1,204	585
Write off of irrecoverable debts	668	231

Balance as at December 31	(6,315)	(5,020)

Note 9 – Other Receivables

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Advance to suppliers	745	159
Prepaid expenses	260	303
VAT	638	545
Others (*)	3,588	370

Total	5,231	1,377

(*)

Others mainly include receivables from the previous owner of entities acquired during 2017 in the amount of EUR 3.4 million, due to purchase price adjustments. The outstanding balance was settled after the reporting period.

Note 10 – Cash and Cash Equivalents

As at December 31, 2017 and December 31, 2016 cash and cash equivalents include cash on hand and demand deposits denominated in Euro and free from any restrictions.

Note 11 – Other Financial Liabilities

In relation to purchase agreements of 94%-94.9% of the shares of German property holding companies, the Company entered into an agreement with ADO Group to purchase the remaining 5.1%-6% of the shares of the German property holding companies.

As part of the agreement, it was decided that upon the completion of a period of ten years following the closing of the transaction, ADO Group shall have the right to sell its interest to the Company for the higher of: (i) the fair value of the shares; and (ii) the amount paid by ADO Group to purchase its interest, less any dividends distributed to ADO Group by the property companies during the 10-year period.

Based on profit transfer agreements ADO Group is entitled to an annual compensation fee in respect of its interest in the German property holding companies.

The Company recognized the above put option and compensation fee as a financial liability measured at fair value at each reporting date, whereas the changes in the fair value are recognized in equity. In respect of the put option and the compensation fee the following balances are included in the consolidated statement of financial position:

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Current liabilities
Compensation fee	867	414	(*)

Non-current liabilities
Compensation fee	772	619	(*)
Put option	26,466	14,104	(*)

Total	28,105	15,137

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

Note 12 – Equity

A.	Share capital and share premium

	Ordinary shares (in thousands of shares)
	2017	2016
In issue as at January 1	44,100	35,000
Issued for cash	—	9,100

In issue as at December 31	44,100	44,100

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at the General Meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

A dividend in the amount of EUR 19.8 million (EUR 0.45 per share) was paid based on a decision of the Annual General Meeting which took place on May 2, 2017. The record date was May 3, 2017.

B.	Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of the related deferred tax.

C.	Capital reserve from transactions with controlling shareholder

The capital reserve from transactions with controlling shareholder comprises the differences between the fair value and the consideration received/paid in relation to transactions with controlling shareholder. The

Note 12 – Equity (continued)

C.	Capital reserve from transactions with controlling shareholder (continued)

main change in the capital reserve from transactions with controlling shareholder is driven by share-based payment to ADO Group’s shares (see note 20) and change in put option of ADO Group (see note 11).

Note 13 – Bonds

On July 20, 2017 the Company placed unsecured, fixed-rate corporate bonds with a total nominal amount of EUR 400 million with institutional investors. The bonds carry an interest rate of 1.5% (effective interest rate of 1.64%) per annum and mature on July 26, 2024. The gross proceeds resulting from the transaction amounted to EUR 398.6 million with an issue price of 99.651%. The net proceeds of the bond will mainly be used to fund future acquisitions.

The Company undertakes not to incur any financial indebtedness after the issue date of the bond, and will also procure that its subsidiaries will not incur any financial indebtedness, after the issue date of the bond (except for refinancing existing financial indebtedness), if immediately after giving effect to the incurrence of such additional financial indebtedness (taking into account the application of the net proceeds of such incurrence), the following tests would not be met: (i) Loan-to-Value Ratio (LTV) ≤ 60%; (ii) Secured Loan-to-Value Ratio ≤ 45%; (iii) Unencumbered Asset Ratio ≥ 125%; and (iv) Interest Coverage Ratio (ICR) ≥ 1.8.

As at December 31, 2017, the Company is fully compliant with all covenant requirements.

Note 14 – Other Loans and Borrowings

	December 31, 2017		December 31, 2016
	Non-current	Current	Non-current	Current
	Thousands EUR
Loans from banks	932,345	72,768	856,662	27,388
Other creditors	21,610	—	20,664	—

Total	953,955	72,768	877,326	27,388

A.	All the loans were borrowed in order to finance the purchase of the properties in Berlin.

B.

All bank loans are non-recourse with the related assets (investment properties and trading properties) as their only security which is valued higher than the related loans on an asset basis. Other creditors relate to one loan from Harel Insurance Company Ltd to finance its holding in a common transaction with the Company.

C.

Re-pricing on the variable interest loans is done on a quarterly basis. As at December 31, 2017 other loans and borrowings carry an average effective interest rate (i.e. considering the swap interest hedge deals from variable to fixed) of 1.9% per annum (as at December 31, 2016: 2.1%). The average maturity of other loans and borrowings is 5 years (as at December 31, 2016: 5.3 years).

D.

Bank loans in an amount of EUR 125.7 million were taken over as part of the new acquisitions. Part of them, in the amount of EUR 25.6 million, was already repaid during the period (see note 3B(3)). As at December 31, 2017 the remaining bank loans carry an average market effective interest rate (i.e. considering the swap interest hedge deals from variable to fixed) of 1.7% per annum and their average maturity is 8.24 years.

E.

On June 30, 2017 the Group received a bank loan in an amount of EUR 90 million for the purpose of refinancing an old bank loan that was taken over as part of an acquisition of the issued shares of a Luxembourg entity in 2016. The existing bank loan amounted to EUR 59.8 million (with a book value of EUR 65.6 million), and carried an annual fixed interest rate of 3.98% per annum. The new loan carries an annual fixed interest rate of 1.25% per annum for a 7-year term. The refinance was accounted for as a substantial modification of the terms of debt instruments, i.e. treated as an extinguishment of the original loan. Consequently, an amount of EUR 4.2 million was recognized as one-off refinance costs in profit or loss.

F.

On September 13, 2017, the Group received a bank loan in an amount of EUR 17.5 million and on November 7, 2017 an additional amount of EUR 7.8 million to finance existing assets. The new loan carries an annual fixed interest rate of 1.49% per annum for a 7-year term. As part of the same

Note 14 – Other Loans and Borrowings (continued)

agreement, an additional amount of EUR 7.7 million is expected to be drawn down during the first quarter of 2018.

G.	At the end of December 2017, under the existing loan agreements, the Group is fully compliant with its obligations including loan covenants to the financing banks.

Note 15 – Other Payables

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Accrued expenses	2,799	2,755
Accrued interest payable	3,488	835
Tenants’ deposits	21,513	16,188
Parent company (ADO Group) (see note 26)	42	16
Deferred income	1,896	1,429
Corporate tax	2,197	930
VAT	2,171	1,934
Other	1,370	1,137

Total	35,476	25,224

Note 16 – Taxes

A.	The main tax laws imposed on the Group companies in their countries of residence:

(1)	Germany

•

The standard rate of corporation tax for both residents and non-residents is 15%. A ‘solidarity surcharge’ is also levied resulting in an effective rate of 15.825% which applies to companies which hold German property regardless of their residence. Dividends received from another company are 95% tax exempt when the investment in the other company is at least 10% at the beginning of the calendar year or the investment was increased by 10% during the year.

•	No tax is withheld on rental payments to non-resident companies holding German property.

•

Capital gains on the sale of German property are subject to corporation tax at the standard rate for both residents and non-residents. Trade tax is also applicable at the relevant rate, except for non-residents with no permanent establishment in Germany or limited companies that only hold assets for capital investments as long as the sale of the asset is classified as part of that business (detailed regulations apply). Capital gains realized by a company on the sale of shares in a property holding company are 95% exempt.

•

German real estate owned at the start of the calendar year is subject to annual property tax at 0.2% to 3.4% (depending on the location of the property, 2.8% for Berlin) on the specially assessed value of the property (dependent on the rental value and age of the property). The tax payable is a deductible expense for profit tax purposes such as trade tax and corporation tax.

•

The transfer of German real estate or a share transaction that unifies at least 95% of the shares of a company holding a real estate property is subject to a real estate transfer tax (RETT) which is payable by the buyer on the purchase price (on transfer of the property) or a specially assessed value as above (on transfer of shares). The tax rate varies between 3.5% and 6.5%, depending on the municipality where the property is located. In Berlin the tax rate is 6%.

•

Limitation on the tax deductibility of interest expenses, and simultaneous repeal of the existing thin-capitalization rules. The “interest barrier rule” allows the deduction of net interest expenses exceeding EUR 3 million p.a. only to the extent that total net interest expenses do not exceed 30% of the EBITDA, unless the total net interest does not exceed EUR 3 million p.a. or other exemption criteria are met. The net interest expenses which are not deductible can be carried forward.

•	Accumulated tax losses can be carried forward without time restriction and can be deducted from future profits and capital gains unless they exceed EUR 1 million. Losses carried forward that exceed

Note 16 – Taxes (continued)

A.	The main tax laws imposed on the Group companies in their countries of residence: (continued)

EUR 1 million can only be deducted to the amount of 60% of the profits / capital gains that exceed EUR 1 million (minimum taxation). Those parts that cannot be deducted on the basis of the minimum taxation can be carried forward again and are subject to minimum taxation in the following years.

The corporation tax rate used to calculate deferred tax assets and deferred tax liabilities as at December 31, 2017 and as at December 31, 2016 is 15.825% for the companies which hold the investment properties real estate assets and 30.18% for the management companies that operate the real estate in Berlin.

(2)	Luxembourg

•

The Company is liable for Luxembourg corporation taxes. The aggregate maximum applicable rate, including corporate income tax, municipal business tax and a contribution to the employment fund, is 27.08% for the fiscal year ending 2017 for a company established in Luxembourg City.

•

The Company is fully subject to the annual net wealth tax charge which amounts to 0.5% of the net asset value of the Company. Certain assets might be excluded from the net asset value for the purposes of the net wealth tax computation, provided that the provisions of paragraph 60 of the valuation law of October 16, 1934, as amended (BewG) are met.

A 15% withholding tax will be due in Luxembourg on dividends paid by the Company to its shareholders unless the domestic withholding tax exemption regime or a withholding tax reduction or exemption under a double tax treaty concluded by Luxembourg applies. Normal interest payments (i.e. not profit-linked interest) and liquidation proceeds are generally not subject to withholding tax, unless the EU Savings Directive applies. Should any withholding taxes be payable on amounts paid by the Company, the Company assumes responsibility for the withholding of Luxembourg taxes at the source.

(3)	Ireland

•

An Irish tax resident company is subject to corporation tax on its worldwide income (subject to any relevant exemptions) at either 12.5% or 25% depending on the activities undertaken by the company. Any capital gains recognized by an Irish company (subject to any relevant exemptions) will also be subject to corporation tax. However, such gains are re-grossed for corporation tax purposes to ensure they are taxed at the capital gains tax rate of 33%.

•

Dividends received by an Irish resident company from another Irish resident company are exempt from corporation tax. Dividends received from a foreign company in the hands of an Irish resident company are subject to corporation tax, however, a credit should be available for underlying corporate and withholding tax generally for foreign tax paid.

•

In general, with respect to non-resident companies, interest and patent royalties which are derived from Ireland are subject to withholding tax in Ireland at the rate of 20%. However, there are a number of domestic exemptions from this withholding tax. In addition, there may be exemptions or reliefs available under a treaty or under the EU directives.

B.	Income taxes:

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Current year	(2,026)	(1,288)	(217)
Adjustments for prior years	(179)	(195)	(54)
Deferred tax expense	(65,830)	(68,223)	(27,101)

Total	(68,035)	(69,706)	(27,372)

Note 16 – Taxes (continued)

C.	Reconciliation of statutory to effective tax rate:

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Statutory income tax rate	27.08%	29.22%	29.22%
Profit before taxes	435,547	480,474	183,379

Tax using the Company’s domestic tax rate	117,946	140,395	53,583

Non-deductible expense	152	155	55
Utilization of tax losses from prior years for which deferred taxes were not created	(1,413)	(3,874)	(247)
Effect of tax rates in foreign jurisdictions	(49,033)	(65,235)	(25,128)
Deferred tax assets not recognized for tax losses and other timing differences	7,296	2,765	1,704
Inter-company transaction effect	(7,092)	(4,686)	(2,595)
Adjustments for prior years	179	195	54
Other differences, net	—	(9)	(54)

Income tax expenses	68,035	69,706	27,372

D.	Recognized deferred tax assets and liabilities

Deferred taxes recognized are attributable to the following:

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Assets
Derivatives	216	156
Tax losses carried forward	13,377	8,755

	13,593	8,911

Liabilities
Investment properties	(194,286)	(125,273)
Trading properties	(2,750)	(1,311)

	(197,036)	(126,584)

Net tax liabilities	(183,443)	(117,673)

The following are the deferred tax assets and liabilities recognized by the Group, and the movements thereon, during the current and prior reporting periods.

	Investment properties	Trading properties	Derivatives	Tax losses	Total
	thousands EUR
Balance at January 1, 2016	(53,637)	—	1,142	3,902	(48,593)
Changes recognized in profit or loss	(71,636)	(1,311)	(129)	4,853	(68,223)
Changes recognized in equity or other comprehensive income	—	—	(857)	—	(857)

Balance at December 31, 2016	(125,273)	(1,311)	156	8,755	(117,673)
Changes recognized in profit or loss	(69,013)	(1,439)	—	4,622	(65,830)
Changes recognized in equity or other comprehensive income	—	—	60	—	60

Balance at December 31, 2017	(194,286)	(2,750)	216	13,377	(183,443)

Losses for tax purposes carried forward to future years, based on the Group’s estimation:

Tax losses carried forward amounted to EUR 84,793 thousand at December 31, 2017 (2016: EUR 58,023 thousand). Tax losses can be carried forward indefinitely.

Note 16 – Taxes (continued)

D.	Recognized deferred tax assets and liabilities (continued)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of EUR 3,158 thousand at December 31, 2017 (2016: EUR 2,448 thousand) in respect of losses carried forward amounting to EUR 19,955 thousand at December 31, 2017 (2016: EUR 15,467 thousand) that can be carried forward against future taxable income due to its expectation for their utilization.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Note 17 – Revenue

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Net rental income	103,300	84,673	61,732
Selling of condominiums	19,671	19,965	9,954
Income from facility services	5,881	5,137	4,067

Total	128,852	109,775	75,753

Note 18 – Cost of Operations

	For the year ended December 31,
	2017	2016		2015
	thousands EUR
Salaries and other expenses (**)	7,995	6,873		5,504
Cost of utilities recharged, net	1,409	271		312
Selling of condominiums – cost	15,760	16,726		8,471
Property operations and maintenance	11,010	8,726	(*)	4,899	(*)
Total	36,174	32,596		19,186

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation
(**)	See note 19A regarding personal expenses and employees

Note 19 – General and Administrative Expenses

	For the year ended December 31,
	2017	2016		2015
	thousands EUR
Salaries and related expenses (A)	2,605	2,472		1,635
Share-based payment	387	682		283
Directors fee	714	661		167
Rent	1,015	1,027	(*)	683	(*)
Professional services	3,417	3,081		1,799
Traveling	188	312		119
Office, communication and IT expenses	1,284	996		828
Advertising and marketing	438	404		386
Impairment loss on trade receivables	1,900	1,799		646
Depreciation	452	356		256
Services from parent company (see note 26)	64	75		146
Others	298	1,380		249
Total	12,762	13,245		7,197

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

A.	As at December 31, 2017 the Group has 295 full-time employees (2016: 247, 2015: 228). On an annual average 271 people (2016: 237, 2015: 194) were employed.

Note 20 – Share-based Payment

A.

In 2014 ADO Group’s Board of Directors approved a share-based remuneration program to the Company’s management which granted a total of 160,000 options, each option being exercisable into one of ADO Group’s shares of NIS 1 par value with an exercise price of 0.357 NIS per share.

The options were exercised on June 8, 2017. During the reporting period, the Company recognized a total expense of EUR 10 thousand (2016: EUR 53 thousand) against reserve from transactions with controlling shareholder.

B.

Under the Long Term Incentive plan (“LTI”), the Company’s management and the vice chairman have the possibility to receive together each year shares equaling a total volume of EUR 785,000 assuming maximum LTI-Target Achievement divided by the average trading price of the Company’s shares. The LTI shall depend on the achievement of certain individual targets and the relevant weighting of each of such LTI-Targets in relation to the other applicable targets over the service agreement period starting at the commencement of each fiscal year (the “LTI-Period”). The LTI-Targets shall be composed of (i) the development of the net asset value (“NAV”) per share as being targeted by the Board (weighting of 50%) and (ii) the development of the Company’s share price in relation to the EPRA GERMANY index (weighting of 50%), both LTI-Targets measured over the duration of the LTI-Period. The fair value was measured at the grant date for the first year using the Monte-Carlo simulation considering the following: (i) the NAV Target was estimated at 100%; (ii) The expected EPRA Target was estimated at approximately 108%. During the reporting period, the company recognized a total expense of EUR 554 thousand (2016: EUR 806 thousand) against retained earnings.

Note 21 – Net Finance Costs

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Interest received on bank deposits	3	29	35
Change in fair value of derivatives	—	—	400
Change in fair value of other financial asset	1,599	1,943	1,149

Total finance income	1,602	1,972	1,584

Interest on bonds	(2,824)	—	—
Interest on other loans and borrowings	(18,279)	(18,526)	(18,058)
Interest on loans from related parties (*)	—	—	(5,801)
One-off refinance costs	(6,741)	(9,465)	—
Other finance expenses	(1,765)	(1,709)	(1,865)

Total finance costs	(29,609)	(29,700)	(25,724)

Total net finance costs	(28,007)	(27,728)	(24,140)

(*)	Interest on loans from related parties includes interest from loans and capital note from ADO Group until July 23, 2015.

Note 22 – Earnings per Share

A.	Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

(1)	Earnings attributable to the owners of the Company

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Profit attributable to the owners of the Company	355,970	395,150	148,192

Note 22 – Earnings per Share (continued)

A.	Basic and diluted earnings per share (continued)

(2)	Weighted average number of ordinary shares

	For the year ended December 31,
	2017	2016	2015
	thousands of shares
Balance as of January 1	44,100	35,000	25,000	(*)
Effect of issuance of regular shares	—	4,083	4,423

Weighted average number of shares	44,100	39,083	29,423

	For the year ended December 31,
	2017	2016	2015
	in EUR
Basic and diluted earnings per share (**)	8.07	10.11	5.04

(*)	Restated due to stock split committed on June 16, 2015.
(**)	The Company has no material dilutive potential ordinary shares.

Note 23 – Financial Instruments

The Group has exposure to the following risks arising from its use of financial instruments:

A.	Credit risk

B.	Market risk

C.	Liquidity risk

A.	Credit risk:

The Group is exposed to a default risk resulting from the potential failure of counterparty to fulfill its part of the contract. In order to minimize risks, financial transactions are only executed with creditworthy third parties. The maximum credit risk is the carrying amount of the financial assets as reported in the statement of financial position.

B.	Market risk:

The Group is exposed to the risk of changes in market interest rates as a result of floating rate debt as well as new and follow-on loans. Loans obtained at variable rates expose the Group to cash flow interest rate risk, which could have adverse effects on the Group’s profit or loss or financial position. Changes in interest rates may cause variations in interest expense on interest-bearing assets and liabilities.

The Group’s management reviews the need to enter into derivative transactions to manage the interest rate risk arising from the Group’s operations and its sources of finance.

The following table sets out the carrying amount of the Group’s financial instruments that are exposed to interest rate risk:

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Fixed rate instruments
Financial assets	145,882	211,628
Financial liabilities	1,409,761	858,001

Variable rate instruments
Financial liabilities	83,460	90,944

Note 23 – Financial Instruments (continued)

B.	Market risk: (continued)

On the basis of the valuation as at December 31, 2017, the Group performed a sensitivity analysis to determine the change in profit and loss given a parallel shift in the interest rate structure:

	Change in interest	Effect on the Profit before tax
	basis points	thousands EUR
December 31, 2017
Variable rate instruments	+50	(14)

December 31, 2016
Variable rate instruments	+50	(67)

Assuming all other variables remain constant, a negative change in the interest rate at the same amount would have similar impact on the profit and loss, although in the opposite direction.

C.	Liquidity risk:

In order to limit the liquidity risk, the Group continuously monitors all financing options available on the capital and banking markets and uses these options in a targeted manner. Moreover, the Group subjects its existing financings to an early review prior to the respective final maturity date in order to ensure refinancing.

Under the conditions of existing loan agreements, the Group is obliged to fulfill certain financial covenants. If financial covenants are violated and all commonly practiced solutions will be unsuccessful, the lenders could call in the loan. As part of risk management, the fulfillment of these financial covenants is continually monitored.

The following table shows the forecast for undiscounted cash flows of the non-derivative financial liabilities and derivative financial instruments:

	December 31, 2017
	Carrying amount	Contractual cash flows	2018	2019	2020	>2021
Bonds	396,396	442,000	6,000	6,000	6,000	424,000
Other loans and borrowings	1,026,723	1,114,407	90,854	46,484	79,020	898,049
Other financial liabilities	28,105	28,105	867	328	325	26,585
Trade payables	13,642	13,642	13,642	—	—	—
Tenants’ security deposits	21,513	21,513	21,513	—	—	—
Other payables	6,842	6,842	6,842	—	—	—
Derivatives	2,985	3,242	264	135	230	2,613

Total	1,496,206	1,629,751	139,982	52,947	85,575	1,351,247

	December 31, 2016
	Carrying amount	Contractual cash flows	2017		2018		2019		>2020
Other loans and borrowings	904,714	990,862	45,729		84,066		42,617		818,450
Other financial liabilities	15,137	15,137	414	(*)	206	(*)	205	(*)	14,312	(*)
Trade payables	8,957	8,957	8,957		—		—		—
Tenants’ security deposits	16,188	16,188	16,188		—		—		—
Other payables	3,949	3,949	3,949		—		—		—
Derivatives	4,185	4,587	212		389		197		3,789

Total	953,130	1,039,680	75,449		84,661		43,019		836,551

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

D.	Fair value:

(1)	Financial assets and liabilities measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, restricted and other bank deposits and trade and other payables are

Note 23 – Financial Instruments (continued)

D.	Fair value: (continued)

considered to be the same or proximate to their fair value due to their short-term nature. The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value (Level 3)	Carrying amount	Fair value (Level 3)
	thousands EUR
Liabilities:
Bonds	396,396	404,056	—	—
Variable rate loans and borrowings (*)	83,460	85,751	90,944	94,228
Fixed rate loans and borrowings (*)	943,263	944,092	813,770	827,143

Total	1,423,119	1,433,899	904,714	921,371

(*)	Including the current portion of long-term loans and borrowings

Fair value for liabilities is estimated by discounting future cash flows by the market interest rate on the date of measurement. The market interest rates used to determine the fair value are discount rate of Euribor+1.2% for the variable interest bank loans (2016: Euribor+1.3%) and discount rate of 1.73% for the fixed interest bank loans (2016: 1.3%).

(3)	Fair value hierarchy of financial instruments measured at fair value

The table below analyzes financial instruments, measured at fair value at the end of the reporting period, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2017		December 31, 2016
	Level 2	Level 3	Level 2	Level 3
	thousands EUR
Other financial asset (a)	—	5,359	—	3,760
Derivative financial liabilities (b)	2,985	—	4,185	—
Other financial liabilities (c)	—	28,105	—	15,137

(a)	Other financial asset relates to the Group’s option for purchasing the non-controlling interest in a transaction completed at the end of 2013. This other financial asset is measured at fair value.

(b)

Fair value of derivatives, including both current and non-current liabilities, is measured by discounting the future cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The credit risk used by the bank is not a material component of the valuation made by the bank and the other variables are market-observable.

(c)

Other financial liabilities relate to a put option and an annual compensation fee granted to ADO Group (see note 11) measured at fair value. The fair value is calculated based on the expected payment amounts and the liability is discounted to present value using the market interest rate at the reporting date.

Although the Group believes that the estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

E.	Capital management:

The Company’s management aims to maximize a long-term increase in value for the investors, taking into account financial risks by maintaining a degree of financial flexibility in order to be able to pursue the Group’s growth and portfolio optimization.

Note 23 – Financial Instruments (continued)

E.	Capital management: (continued)

The key figure for capital management is Loan-to-Value, which is the ratio of net financial liabilities compared to the value of the investment and trading properties. The Company aims to achieve a long-term Loan-to-Value ratio of maximum 45%.

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Bonds	396,396	—
Other loans and borrowings	1,026,723	904,714
Other financial liabilities	28,105	15,137
Cash and other deposits	(121,530)	(183,421)

Net financial liabilities	1,329,694	736,430

Investment properties and advances in respect of investment properties	3,305,723	2,290,740
Trading properties and advances in respect of trading properties	42,961	46,137

Total assets	3,348,684	2,336,877

Loan-to-Value Ratio	39.7%	31.5%

F.	Movement in liabilities deriving from financing activities

	Bonds	Other loans and borrowings	Other financial liabilities	Total
	thousands EUR
Balance at January 1, 2017	—	904,714	15,137	919,851
Changes from financing cash flows
Receipt of loans and borrowings	398,604	114,606	—	513,210
Repayment of loans and borrowings	—	(126,548)	—	(126,548)
Transaction costs related to borrowings	(2,419)	—	—	(2,419)
Total net financing cash flows	396,185	(11,942)	—	384,243
Changes arising from obtaining control of subsidiaries	—	125,709	8,470	134,157
Changes in fair value	—	—	4,520	4,520
Other changes	211	8,242	(23)	8,453

Balance at December 31, 2017	396,396	1,026,723	28,105	1,451,224

Note 24 – Contingent Liabilities and Commitments

A.	Contingent liabilities

The Group is involved in few legal actions arising in the ordinary course of business. While the outcome of all legal actions and their expected timing is currently not determinable, it is management’s opinion that these matters will not have a material adverse effect on the Group’s consolidated financial position or results of its operations, therefore no provision was recorded.

B.	Securities, guarantees and liens under bank finance agreements

In order to secure loans granted for purchasing the assets, the Group has granted banks with regard to certain subsidiaries: first ranking liens on all the investment property assets, including rights on the land and the projects for which the loans were taken; liens on all of their rights, including by way of assignment of rights, pursuant to the agreements to which they are party, including general contractor contracts, long-term tenants’ leases and subordination of all shareholder loans to the financing bank; liens on all of the rights deriving from each material contract to which the borrower company is a party.

In some cases, payments to the shareholders, including dividend distribution, are subject to financial covenants. Several German companies undertook not to sell or transfer a substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to

Note 24 – Contingent Liabilities and Commitments (continued)

B.	Securities, guarantees and liens under bank finance agreements (continued)

allow, without the prior consent of the financing bank: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties.

C.	Future minimum lease payments

The Group leases out to external parties a number of commercial properties (investment property). The lease agreements are usually for 5 years (on average), are non-cancellable and linked to the CPI. Renewal of the agreements at the end of the period is subject to the consent of the Group and the lessees. The average renewal period of these agreements is ranging from 3 to 5 years.

At the end of the reporting period, the future minimum lease payments under non-cancellable operating leases as follows:

	December 31,
	2017	2016
	thousands EUR	thousands EUR
Less than one year	28,214	22,672
Between one and 3 years	22,705	19,039
More than 3 years	21,295	17,523

Note 25 – Segments Reporting

The Company reports by business segments on the basis of the information provided to the Group’s chief operating decision maker (CODM). Segment information is not reported by geographical region of the properties, as all operational activities are located in Berlin.

The following summary describes the operations in each of the Group’s operating segments:

•

Residential property management – the Group’s core business activity is the rent and management of the residential properties, which includes the modernization and maintenance of the properties, the management of tenancy agreements and marketing of residential units. The focus of property management is on the optimization of rental income.

•

Privatization – this segment includes all aspects of the preparation and execution of the sale of units. In addition this segment is also subject to modernization, maintenance and management, and for non-vacant units generates rental income.

A group-wide planning and controlling system ensures that resources for both segments are efficiently allocated and their successful use is monitored. Assets and liabilities are not viewed separately by segment.

The accounting policies of the operating segments are the same as described in note 4 regarding significant accounting policies.

Performance is measured based on segment gross profit before revaluation of investment properties. Segment results reported to the CODM include items directly attributable to a segment on a reasonable basis.

Note 25 – Segments Reporting (continued)

A.	Information about reportable segments

Information regarding the results of each reportable segment is included below.

	Year ended December 31, 2017
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	108,303	878	109,181
External income from selling condominiums	—	19,671	19,671

Consolidated revenue	108,303	20,549	128,852
Reportable segment gross profit	88,368	4,310	92,678

General and administrative expenses			(12,762)
Changes in fair value of investment properties			383,638
Finance income			1,602
Finance expense			(29,609)
Consolidated profit before tax			435,547
Income tax expense			(68,035)

	Year ended December 31, 2016
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	88,704	1,106	89,810
External income from selling condominiums	—	19,965	19,965

Consolidated revenue	88,704	21,071	109,775
Reportable segment gross profit	73,486	3,693	77,179

General and administrative expenses			(13,245)
Changes in fair value of investment properties			444,268
Finance income			1,972
Finance expense			(29,700)
Consolidated profit before tax			480,474
Income tax expense			(69,706)

	Year ended December 31, 2015
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	64,575	1,224	65,799
External income from selling condominiums	—	9,954	9,954

Consolidated revenue	64,575	11,178	75,753
Reportable segment gross profit	54,467	2,100	56,567

General and administrative expenses			(7,197)
Changes in fair value of investment properties and assets held for sale			158,579
Other expenses			(430)
Finance income			1,584
Finance expense			(25,724)
Consolidated profit before tax			183,379
Income tax expense			(27,372)

B.	Entity level disclosures

The Group has no major customers from which 10% or more of the Group’s revenue derives.

Note 26 – Related Parties

A.	Related companies:

In these financial statements, ADO Group is considered as a related party.

(1)	Transactions with related companies:

The following balances with related parties are included in the consolidated statement of financial position:

	December 31,
	2017	2016
	thousands EUR
Current liabilities
ADO Group (presented under other payables)	42	16
Other financial liabilities (see note 11)	867	414	(*)

Non-current liabilities
Other financial liabilities (see note 11)	27,238	14,723	(*)

(*)	Immaterial adjustment of comparative data – see note 2G regarding basis of preparation

The following balances with related parties are included in the consolidated statement of profit or loss:

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Consolidated statement of profit or loss
Services and management fee charges from ADO Group	64	75	146
Interest on loans from ADO Group (*)	—	—	891
Interest on Capital note to ADO Group (*)	—	—	4,910

(*)	Interest on loans from and capital note to ADO Group Ltd. comprises interest until July 23, 2015.

B.	Transactions with key management personnel:

Within the Group, the individuals in key positions pursuant to IAS 24 include the Board of Directors of ADO Properties S.A.

Compensation and benefits to key management personnel that are employed by the Group:

	For the year ended December 31,
	2017	2016	2015
	thousands EUR
Short-term employee benefits	955	915	526
Share-based payments	350	376	199

Total	1,305	1,291	725

The Board of Directors and members of their immediate families do not personally have any business relationship with the Group other than in their capacity as members of the Board of Directors.

C.	Emoluments granted to the members of the management and supervisory bodies:

The emoluments granted to the members of the supervisory bodies in that capacity for the financial year are broken down as follows:

	For the year ended December 31,
	2017	2016
	thousands EUR
Directors fee granted to the members of the board of directors	714	661

Total	714	661

Note 26 – Related Parties (continued)

C.	Emoluments granted to the members of the management and supervisory bodies: (continued)

The emoluments granted to the members of the senior management (CEO, CFO and COO) are broken down as follows:

	For the year ended December 31,
	2017	2016
	thousands EUR
Fixed salary	662	720
Short-term cash incentive	343	311
Long-term incentive to be paid in shares	387	462
One-time termination payment	—	612

Total	1,392	2,105

Note 27 – Auditors’ Fees

Fees billed to the Company and its subsidiaries by KPMG Luxembourg, Société coopérative, Luxembourg, and other member firms of the KPMG network during the year are as follows (excluding VAT):

	For the year ended December 31,
	2017	2016
	thousands EUR
Audit fees (*)	690	1,051
Thereof: KPMG Luxembourg, Société coopérative	148	651
Tax consultancy services	184	87
Thereof: KPMG Luxembourg, Société coopérative	27	26
Other non-audit related services	49	68
Thereof: KPMG Luxembourg, Société coopérative	—	—

(*)	Including audit-related services in relation to share and bond issuance.

Note 28 – Subsequent Events

A.

After the reporting date, the Group carried out a transaction to take over 94% of the issued shares of a Dutch entity holding a residential building complex located in Berlin, Germany. The total consideration amounted to EUR 160.4 million (including approximately 2% transaction costs). The building includes 832 residential units and 24 commercial units with a total leasable area of approximately 66 thousand sqm. At the date of acquisition, the total annual net cold rent from the new acquisition amounted to EUR 5.6 million.

B.

In addition to the above transaction, after the reporting date, the Group acquired 22 assets in 12 different deals, some of them initially assessed as asset deals, and others as share deals, comprising a total of 581 residential units and 26 commercial units in Berlin. The gross purchase price for 100% of the acquired assets amounted to EUR 91.9 million. At the date of acquisition, the total annual net cold rent from the new acquisitions amounted to EUR 2.9 million. As at December 31, 2017, the Group paid an advance of EUR 34 million that was recorded as advances in respect of investment properties.

C.	On March 9, 2018 the Group signed a EUR 175 million revolving credit facility with a 2 year term and two extension options, each for 1 year.

D.

As of the reporting date the Group is in the final steps to set-up a commercial paper program with a maximum volume of EUR 500 million under which funds with a maximum term of 364 days can be raised at short notice.

E.

On March 19, 2018 the Company’s Board proposed to the Annual General Meeting to pay a dividend in the amount of EUR 26.5 million (EUR 0.60 per share). The Annual General Meeting will take place on June 19, 2018.

Note 29 – List of the Company Shareholdings

		Country	Shareholding and control at December 31,
			2017	2016
Company			%
1	Adest Grundstücks GmbH	Germany	99.64	99.64
2	Adoa Grundstücks GmbH	Germany	99.64	99.64
3	Adom Grundstücks GmbH	Germany	99.64	99.64
4	Adon Grundstücks GmbH	Germany	99.64	99.64
5	Ahava Grundstücks GmbH	Germany	99.64	99.64
6	Anafa 1 Grundstücks GmbH	Germany	99.64	99.64
7	Anafa 2 Grundstücks GmbH	Germany	99.64	99.64
8	Gamazi Grundstücks GmbH	Germany	99.64	99.64
9	Anafa Grundstücks GmbH	Germany	99.64	99.64
10	Badolina Grundstücks GmbH	Germany	99.64	99.64
11	Berale Grundstücks GmbH	Germany	99.64	99.64
12	Bamba Grundstücks GmbH	Germany	99.64	99.64
13	Zman Grundstücks GmbH	Germany	99.64	99.64
14	ADO Immobilien Management GmbH	Germany	100	100
15	CCM City Construction Management GmbH	Germany	100	100
16	Drontheimer Str. 4 Grundstücks GmbH	Germany	99.64	99.64
17	Eldalote Grundstücks GmbH	Germany	99.64	99.64
18	Nuni Grundstücks GmbH	Germany	99.64	99.64
19	Krembo Grundstücks GmbH	Germany	99.64	99.64
20	Tussik Grundstücks GmbH	Germany	99.64	99.64
21	Geut Grundstücks GmbH	Germany	99.64	99.64
22	Gozal Grundstücks GmbH	Germany	99.64	99.64
23	Gamad Grundstücks GmbH	Germany	99.64	99.64
24	Geshem Grundstücks GmbH	Germany	99.64	99.64
25	Lavlav 1 Grundstücks GmbH	Germany	99.64	99.64
26	Lavlav 2 Grundstücks GmbH	Germany	99.64	99.64
27	Lavlav 3 Grundstücks GmbH	Germany	99.64	99.64
28	Lavlav Grundstücks GmbH	Germany	99.64	99.64
29	Mastik Grundstücks GmbH	Germany	99.64	99.64
30	Maya Grundstücks GmbH	Germany	99.64	99.64
31	Mezi Grundstücks GmbH	Germany	99.64	99.64
32	Muse Grundstücks GmbH	Germany	99.64	99.64
33	Papun Grundstücks GmbH	Germany	99.64	99.64
34	Nehederet Grundstücks GmbH	Germany	99.64	99.64
35	Neshama Grundstücks GmbH	Germany	99.64	99.64
36	Osher Grundstücks GmbH	Germany	99.64	99.64
37	Pola Grundstücks GmbH	Germany	99.64	99.64
38	ADO Properties GmbH	Germany	100	100
39	Reshet Grundstücks GmbH	Germany	99.64	99.64
40	Sababa18 Grundstücks GmbH	Germany	99.64	99.64
41	Sababa19 Grundstücks GmbH	Germany	99.64	99.64
42	Sababa20 Grundstücks GmbH	Germany	99.64	99.64
43	Sababa21 Grundstücks GmbH	Germany	99.64	99.64
44	Sababa22 Grundstücks GmbH	Germany	99.64	99.64
45	Sababa23 Grundstücks GmbH	Germany	99.64	99.64
46	Sababa24 Grundstücks GmbH	Germany	99.64	99.64
47	Sababa25 Grundstücks GmbH	Germany	99.64	99.64
48	Sababa26 Grundstücks GmbH	Germany	99.64	99.64
49	Sababa27 Grundstücks GmbH	Germany	99.64	99.64
50	Sababa28 Grundstücks GmbH	Germany	99.64	99.64
51	Sababa29 Grundstücks GmbH	Germany	99.64	99.64
52	Sababa30 Grundstücks GmbH	Germany	99.64	99.64
53	Sababa31 Grundstücks GmbH	Germany	99.64	99.64
54	Sababa32 Grundstücks GmbH	Germany	99.64	99.64

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2017	2016
Company			%
55	Shemesh Grundstücks GmbH	Germany	99.64	99.64
56	Stav Grundstücks GmbH	Germany	99.64	99.64
57	Tamuril Grundstücks GmbH	Germany	99.64	99.64
58	Tara Grundstücks GmbH	Germany	99.64	99.64
59	Tehila1 Grundstücks GmbH	Germany	99.64	99.64
60	Tehila2 Grundstücks GmbH	Germany	99.64	99.64
61	Tehila Grundstücks GmbH	Germany	99.64	99.64
62	Trusk Grundstücks GmbH	Germany	99.64	99.64
63	Wernerwerkdamm 25 Berlin Grundstücks GmbH	Germany	99.64	99.64
64	Yarok Grundstücks GmbH	Germany	99.64	99.64
65	Yahel Grundstücks GmbH	Germany	99.64	99.64
66	Yussifun Grundstücks GmbH	Germany	99.64	99.64
67	Bombila Grundstücks GmbH	Germany	99.64	99.64
68	ADO SBI Holdings S.A. & Co. KG	Germany	94	94
69	Central Facility Management GmbH	Germany	100	100
70	Sheket Grundstücks GmbH	Germany	100	100
71	Seret Grundstücks GmbH	Germany	100	100
72	Melet Grundstücks GmbH	Germany	100	100
73	Yabeshet Grundstücks GmbH	Germany	100	100
74	ADO Finance B.V.	Holland	100	100
75	Yadit Grundstücks GmbH	Germany	100	100
76	Zamir Grundstücks GmbH	Germany	100	100
77	Arafel Grundstücks GmbH	Germany	100	100
78	Sharav Grundstücks GmbH	Germany	100	100
79	Sipur Grundstücks GmbH	Germany	100	100
80	Matok Grundstücks GmbH	Germany	100	100
81	Barbur Grundstücks GmbH	Germany	94.9	94.9
82	Parpar Grundstücks GmbH	Germany	100	100
83	Jessica Properties B.V.	Holland	94.50	94.50
84	Alexandra Properties B.V.	Holland	94.44	94.44
85	Marbien B.V.	Holland	94.90	94.90
86	Meghan Properties B.V.	Holland	94.44	94.44
87	Matok Löwenberger Straße Grundstücks GmbH	Germany	100	100
88	Songbird 1 ApS	Denmark	60	60
89	Songbird 2 ApS	Denmark	60	60
90	Joysun 1 B.V.	Holland	60	60
91	Joysun 2 B.V.	Holland	60	60
92	Yona Investment GmbH & Co. KG	Germany	60	60
93	Yanshuf Investment GmbH & Co. KG	Germany	60	60
94	Ziporim Investment GmbH	Germany	60	60
95	Ofek 1 Grundstücks GmbH	Germany	100	100
96	Ofek 2 Grundstücks GmbH	Germany	100	100
97	Ofek 3 Grundstücks GmbH	Germany	100	100
98	Ofek 4 Grundstücks GmbH	Germany	100	100
99	Ofek 5 Grundstücks GmbH	Germany	100	100
100	Galim 1 Grundstücks GmbH	Germany	100	100
101	Galim 2 Grundstücks GmbH	Germany	100	100
102	Galim 3 Grundstücks GmbH	Germany	100	100
103	JS Nestorstrasse Grundstücks GmbH	Germany	60	60
104	JS Florapromenade Grundstücks GmbH	Germany	60	60
105	JS Cotheniusstrasse Grundstücks GmbH	Germany	60	60
106	JS Tauroggener Grundstücks GmbH	Germany	60	60
107	JS Kiehlufer Grundstücks GmbH	Germany	60	60
108	JS Rubenstrasse Grundstücks GmbH	Germany	60	60

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2017	2016
Company			%
109	Yona Stettiner Grundstücks GmbH	Germany	60	60
110	Yona Schul Grundstücks GmbH	Germany	60	60
111	Yona Otawi Grundstücks GmbH	Germany	60	60
112	Yona Strom Grundstücks GmbH	Germany	60	60
113	Yona Gutenberg Grundstücks GmbH	Germany	60	60
114	Yona Kameruner Grundstücks GmbH	Germany	60	60
115	Yona Schichauweg Grundstücks GmbH	Germany	60	60
116	Yona Alt-Tempelhof Grundstücks GmbH	Germany	60	60
117	Yona Gruberzeile Grundstücks GmbH	Germany	60	60
118	Yona Schloss Grundstücks GmbH	Germany	60	60
119	Yona Lindauer Grundstücks GmbH	Germany	60	60
120	Yona Nogat Grundstücks GmbH	Germany	60	60
121	Yona Bötzow Grundstücks GmbH	Germany	60	60
122	Yona Herbst Grundstücks GmbH	Germany	60	60
123	Yona Danziger Grundstücks GmbH	Germany	60	60
124	Yona Schön Grundstücks GmbH	Germany	60	60
125	Yanshuf Kaiser Grundstücks GmbH	Germany	60	60
126	Yanshuf Binz Grundstücks GmbH	Germany	60	60
127	Yanshuf Antonien Grundstücks GmbH	Germany	60	60
128	Yanshuf See Grundstücks GmbH	Germany	60	60
129	Yanshuf Hermann Grundstücks GmbH	Germany	60	60
130	Yanshuf Schmidt-Ott Grundstücks GmbH	Germany	60	60
131	Hanpaka Holding GmbH	Germany	100	100
132	Hanpaka Immobilien GmbH	Germany	94.90	94.90
133	Dvash 1 Holding GmbH	Germany	100	100
134	Dvash 2 Holding GmbH	Germany	100	100
135	Dvash 3 B.V.	Holland	100	100
136	Rimon Holding GmbH	Germany	100	100
137	Bosem Grundstücks GmbH	Germany	100	100
138	Rimon Grundstücks GmbH	Germany	94.90	94.90
139	Dvash 21 Grundstücks GmbH	Germany	94.90	94.90
140	Dvash 22 Grundstücks GmbH	Germany	94.90	94.90
141	Dvash 23 Grundstücks GmbH	Germany	94.90	94.90
142	Dvash 24 Grundstücks GmbH	Germany	94.90	94.90
143	Dvash 11 Grundstücks GmbH	Germany	94.90	94.90
144	Dvash 12 Grundstücks GmbH	Germany	94.90	94.90
145	Dvash 13 Grundstücks GmbH	Germany	94.90	94.90
146	Dvash 14 Grundstücks GmbH	Germany	94.90	94.90
147	ADO FC Management Unlimited Company	Ireland	100	100
148	5. Ostdeutschland Invest GmbH	Germany	94.90	94.90
149	8. Ostdeutschland Invest GmbH	Germany	94.90	94.90
150	Horef Holding GmbH	Germany	100	100
151	ADO 9110 Holding GmbH	Germany	100	100
152	Silan Holding GmbH	Germany	100	100
153	ADO Sonnensiedlung S.à.r.l.	Luxembourg	94.90	94.90
154	Horef Grundstücks GmbH	Germany	94.93	94.93
155	Sprengelstraße 39 GmbH	Germany	94	—
156	Scharnweberstraße 112 Verwaltungsgesellschaft mbH	Germany	94.90	—
157	Kantstraße 62 Grundstücks GmbH	Germany	100	—
158	ADO Treasury GmbH	Germany	100	—
159	ADO 9160 Grundstücks GmbH	Germany	94.90	—
160	ADO 9200 Grundstücks GmbH	Germany	94.90	—
161	ADO 9210 Grundstücks GmbH	Germany	94.90	—
162	ADO 9220 Grundstücks GmbH	Germany	94.90	—

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2017	2016
Company			%
163	ADO 9230 Grundstücks GmbH	Germany	94.90	—
164	ADO 9240 Grundstücks GmbH	Germany	94.90	—
165	ADO 9250 Grundstücks GmbH	Germany	94.00	—
166	ADO 9260 Grundstücks GmbH	Germany	94.90	—
167	ADO 9270 Grundstücks GmbH	Germany	94.80	—
168	ADO 9280 Grundstücks GmbH	Germany	94.90	—
169	ADO 9290 Grundstücks GmbH	Germany	94.90	—
170	ADO 9300 Grundstücks GmbH	Germany	94.90	—
171	ADO 9310 Grundstücks GmbH	Germany	94.90	—
172	ADO 9320 Grundstücks GmbH	Germany	94.90	—
173	ADO 9330 Grundstücks GmbH	Germany	94.90	—
174	ADO 9340 Grundstücks GmbH	Germany	94.90	—
175	ADO 9350 Grundstücks GmbH	Germany	94.90	—
176	ADO 9360 Holding GmbH	Germany	100	—
177	ADO 9370 Grundstücks GmbH	Germany	94.90	—
178	ADO 9380 Grundstücks GmbH	Germany	94.90	—
179	ADO 9379 Grundstücks GmbH	Germany	94.90	—
180	ADO 9400 Grundstücks GmbH	Germany	94.90	—
181	ADO 9410 Grundstücks GmbH	Germany	94.90	—
182	ADO 9420 Grundstücks GmbH	Germany	94.90	—
183	ADO 9430 Grundstücks GmbH	Germany	94.90	—
184	ADO 9440 Grundstücks GmbH	Germany	94.90	—
185	ADO 9450 Grundstücks GmbH	Germany	94.90	—
186	ADO 9460 Grundstücks GmbH	Germany	94.90	—
187	ADO 9470 Grundstücks GmbH	Germany	94.90	—
188	ADO 9480 Grundstücks GmbH	Germany	94.90	—
189	ADO 9490 Grundstücks GmbH	Germany	94.90	—
190	ADO 9500 Grundstücks GmbH	Germany	94.90	—
191	ADO 9510 Grundstücks GmbH	Germany	94.90	—
192	ADO 9520 Grundstücks GmbH	Germany	94.90	—
193	ADO 9530 Grundstücks GmbH	Germany	94.90	—
194	ADO 9540 Holding GmbH	Germany	100	—
195	ADO Lux Finance S.à.r.l.	Luxembourg	100	—

ADO Properties S.A.

Consolidated financial statements of ADO Properties S.A. as of and for the fiscal year ended

December 31, 2016

To the Shareholders of

ADO Properties S.A.

20, rue Eugéne Ruppert

L-2453 Luxembourg

Report Of The Réviseur D’entreprises Agréé

Report on the consolidated financial statements

Following our appointment by the General Meeting of the Shareholders dated 3 May 2016, we have audited the accompanying consolidated financial statements of ADO Properties S.A., which comprise the consolidated statement of financial position as at 31 December 2016, the consolidated statement of profit and loss, the consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the Réviseur d’Entreprises agréé

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgement of the Réviseur d’Entreprises agréé, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the Réviseur d’Entreprises agréé considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of ADO Properties S.A. as of 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the combined management report and the Corporate Governance Statement but does not include the consolidated financial statements and our report of réviseur d’entreprises agréé thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Other matter

The Corporate Governance Statement includes information required by Article 68bis paragraph (1) of the law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

Report on other legal and regulatory requirements

The combined management report is consistent with the consolidated financial statements and has been prepared in accordance with the applicable legal requirements.

The information required by Article 68bis paragraph (1) letters c) and d) of the law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended and included in the Corporate Governance Statement is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

Luxembourg, 21 March 2017	KPMG Luxembourg Société coopérative Cabinet de révision agréé

Stephen Nye

Consolidated Statement of Financial Position as at

(In thousands EUR)

		As of December 31,
	Note	2016	2015
Assets
Non-current assets
Investment properties	5	2,278,935	1,456,804
Advances in respect of investment properties	28	11,805	2,085
Property and equipment		2,148	1,720
Other financial asset	23	3,760	1,817

		2,296,648	1,462,426

Current assets
Trading properties	6	39,718	44,728
Advances in respect of trading properties	28	6,419	—
Restricted bank deposits	7	28,207	19,955
Trade receivables	8	6,604	6,385
Other receivables	9	1,377	2,209
Other deposits	10	—	65,000
Cash and cash equivalents	11	183,421	69,445

		265,746	207,722

Total assets		2,562,394	1,670,148

Shareholders’ equity	13
Share capital		55	—
Share premium		499,520	206,600
Reserves		333,872	332,177
Retained earnings		628,498	246,739

Total equity attributable to shareholders of the company		1,461,945	785,516

Non-controlling interests		24,559	8,913

Total equity		1,486,504	794,429

Liabilities
Non-current liabilities
Loans and borrowings	14	877,326	746,839
Other long-term liabilities	12	15,137	4,135
Derivatives	23	3,926	9,106
Deferred tax liabilities	16	117,673	48,593

		1,014,062	808,673

Current liabilities
Loans and borrowings	14	27,388	38,430
Trade payables		8,957	8,091
Other payables	15	25,224	20,119
Derivatives	23	259	406

		61,828	67,046

Total liabilities and equity		2,562,394	1,670,148

Rabin Savion CEO	Florian Goldgruber CFO

Date of approval: March 21, 2017

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss

(In thousands EUR)

		For the year ended December 31,
	Note	2016	2015	2014
Revenue	17	109,775	75,753	34,329
Cost of operations	18	(33,564)	(19,840)	(6,581)

Gross profit		76,211	55,913	27,748

General and administrative expenses	19	(12,277)	(6,543)	(3,162)
Changes in fair value of investment properties and assets held for sale	5	444,268	158,579	68,838
Other expenses		—	(430)	—

Results from operating activities		508,202	207,519	93,424

Finance income		1,972	1,584	4,669
Finance costs		(29,700)	(25,724)	(18,417)

Net finance costs	21	(27,728)	(24,140)	(13,748)

Profit before tax		480,474	183,379	79,676

Income tax expense	16	(69,706)	(27,372)	(10,398)

Profit for the year		410,768	156,007	69,278

Profit attributable to:
Owners of the company		395,150	148,192	68,494
Non-controlling interest		15,618	7,815	784

Profit for the year		410,768	156,007	69,278

Basic and diluted earnings per share (in EUR)	22	10.11	5.04	2.74 *

*	Restated – see Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In thousands EUR)

		For the year ended December 31,
	Note	2016	2015	2014
Profit for the year		410,768	156,007	69,278

Items that may be reclassified subsequently to profit or loss
Hedging reserve classified to profit or loss, net of tax		5,275	—	—
Effective portion of changes in fair value of cash flow hedges	23	(512)	2,840	(4,766)
Related tax		53	(666)	745

Total other comprehensive income (loss)		4,816	2,174	(4,021)

Total comprehensive income for the year		415,584	158,181	65,257

Total comprehensive income attributable to:
Owners of the company		399,938	150,359	64,488
Non-controlling interest		15,646	7,822	769

Total comprehensive income for the year		415,584	158,181	65,257

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands EUR)

	For the year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Profit for the year	410,768	156,007	69,278
Adjustments for:
Depreciation	356	256	96
Change in fair value of investment properties and assets held for sale	(444,268)	(158,579)	(68,838)
Net finance costs	27,728	24,140	13,748
Income tax expense	69,706	27,372	10,398
Share-based payment	859	349	139
Change in short-term restricted bank deposits related to tenants	(2,883)	(5,878)	(1,792)
Change in trade receivables	1,116	(3,477)	(166)
Change in other receivables	976	(1,563)	98
Change in trading properties	15,007	7,928	(13,085)
Change in advances in respect of trading properties	(6,419)	—	(31,972)
Change in trade payables	1,509	1,036	(133)
Change in other payables	2,276	8,207	2,935
Income tax paid	(352)	(83)	(104)

Net cash from (used in) operating activities	76,379	55,715	(19,398)

Cash flows from investing activities
Purchase and CAPEX of investment properties	(116,839)	(416,372)	(68,840)
Advances paid for investment property purchase	(11,805)	(799)	(119,194)
Purchase of property and equipment	(784)	(1,564)	(149)
Interest received	29	35	5
Proceeds from disposal of investment properties and assets held for sale	1,015	954	12,312
Acquisition of subsidiaries, net of acquired cash	(160,244)	(89,010)	(13,841)
Investments in bank deposit	—	(100,000)	—
Repayment of bank deposit	65,000	35,000	—
Change in short-term restricted bank deposits, net	(4,662)	(3,165)	(1,619)

Net cash used in investing activities	(228,290)	(574,921)	(191,326)

Cash flows from financing activities
Long-term loans received	182,721	338,248	133,994
Repayment of long-term loans	(158,300)	(42,535)	(10,924)
Short-term loans received	—	5,980	31,000
Repayment of short-term loans	(13,088)	(13,062)	(4,956)
Interest paid	(18,762)	(16,791)	(10,875)
Payment from settlement of derivatives	(6,184)	—	—
Proceeds from issue of share capital	—	29	—
Issuance of ordinary shares, net	292,975	193,000	—
Dividend distributed	(13,475)	—	—
Loans received from related parties	—	2,870	5,970
Repayment of loans from related parties	—	—	(1,633)
Loans received from related parties (issuance of capital note)	—	111,250	73,139

Net cash from financing activities	265,887	578,989	215,715

Increase in cash and cash equivalents during the year	113,976	59,783	4,991

Cash and cash equivalents at the beginning of the year	69,445	9,662	4,671

Cash and cash equivalents at the end of the year	183,421	69,445	9,662

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transaction with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2016	—	206,600	(7,100)	339,277	246,739	785,516	8,913	794,429

Total comprehensive income for the year

Profit for the year	—	—	—	—	395,150	395,150	15,618	410,768
Other comprehensive income for the year, net of tax	—	—	4,788	—	—	4,788	28	4,816

Total comprehensive income for the year	—	—	4,788	—	395,150	399,938	15,646	415,584

Transactions with owners, recognized directly in equity

Issuance of ordinary shares, net (see note 13)	55	292,920	—	—	—	292,975	—	292,975
Changes in put option (see note 12)	—	—	—	(3,146)	—	(3,146)	—	(3,146)
Dividend distributed (see note 13)	—	—	—	—	(13,475)	(13,475)	—	(13,475)
Share-based payment (see note 20)	—	—	—	53	84	137	—	137

Balance at December 31, 2016	55	499,520	(2,312)	336,184	628,498	1,461,945	24,559	1,486,504

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transaction with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2015	2	13,569	(9,267)	27,350	98,326	129,980	1,091	131,071

Total comprehensive income for the year

Profit for the year	—	—	—	—	148,192	148,192	7,815	156,007
Other comprehensive income for the year, net of tax	—	—	2,167	—	—	2,167	7	2,174

Total comprehensive income for the year	—	—	2,167	—	148,192	150,359	7,822	158,181

Transactions with owners, recognized directly in equity

Contribution from shareholders, net of tax	—	—	—	11,339	—	11,339	—	11,339
Increase of share premium	—	29	—	—	—	29	—	29
Stock split	(2)	2	—	—	—	—	—	—
Issuance of ordinary shares, net	—	193,000	—	—	—	193,000	—	193,000
Conversion of shareholder loans to equity	—	—	—	300,460	—	300,460	—	300,460
Share-based payment (see note 20)	—	—	—	128	221	349	—	349

Balance at December 31, 2015	—	206,600	(7,100)	339,277	246,739	785,516	8,913	794,429

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands EUR)

	Share capital	Share premium	Hedging reserves	Capital reserve from transaction with controlling shareholder	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2014	2	13,569	(5,261)	17,286	29,832	55,428	313	55,741

Total comprehensive income (loss) for the year

Profit for the year	—	—	—	—	68,494	68,494	784	69,278
Other comprehensive loss for the year, net of tax	—	—	(4,006)	—	—	(4,006)	(15)	(4,021)

Total comprehensive income (loss) for the year	—	—	(4,006)	—	68,494	64,488	769	65,257

Transactions with owners, recognized directly in equity

Establishment of subsidiaries	—	—	—	—	—	—	9	9
Contribution from shareholders, net of tax	—	—	—	9,925	—	9,925	—	9,925
Share-based payment (see note 20)	—	—	—	139	—	139	—	139

Balance at December 31, 2014	2	13,569	(9,267)	27,350	98,326	129,980	1,091	131,071

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – ADO Properties S.A.

ADO Properties S.A. (the “Company”) was incorporated as a private limited liability company in Cyprus and until June 8, 2015, its legal name was “Swallowbird Trading & Investments Limited”. The Company holds and operates a mainly residential assets portfolio in Berlin, Germany.

As a part of the Company’s listing process (see below), the Company deleted its registration in Cyprus and moved its registered office and central administration to Luxembourg by decision of the general meeting of shareholders dated June 8, 2015 and adopted the form of a private limited liability company (société à responsabilité limitée) under Luxembourg law. The Company was then converted to a public limited liability company (société anonyme) under Luxembourg law by decision of the general meeting of shareholders dated June 16, 2015 and changed its name to “ADO Properties S.A.” (B-197554). The address of the Company’s registered office is 20 Rue Eugène Ruppert, L-2453 Luxembourg.

On July 23, 2015 the Company completed an initial public offering (“IPO”) and its shares are traded on the regulated market (Prime Standard) of Frankfurt Stock Exchange.

The Company is a directly held subsidiary of ADO Group Ltd (“ADO Group”), an Israeli company traded on the Tel Aviv Stock Exchange.

The consolidated financial statements of the Company as at December 31, 2016 and for the year then ended comprise the Company and its subsidiaries (together referred to as the “Group”).

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements as at and for the year ended December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

The consolidated financial statements were authorized for issue by the board of directors on March 21, 2017.

B.	Functional and presentation currency

These consolidated financial statements are presented in Euro, which is the Group’s functional currency. All financial information presented in Euro (“EUR”) has been rounded to the nearest thousand, unless otherwise indicated. Due to rounding, the figures reported in tables and cross-references may deviate from their exact values as calculated.

C.	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except, in particular, investment properties, other financial asset, other long-term liabilities and derivatives, which are measured at fair value.

D.	Operating cycle

The Group has two operating cycles:

•	Holding and operating residential and commercial units: the operating cycle is one year.

•	Selling of units as a separate condominium: the operating cycle is up to three years.

As a result, current assets and current liabilities also include items the realization of which is intended and anticipated to take place within the operating cycle of these operations of up to three years.

E.	Use of estimates, judgments and fair value measurement

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

Judgments and use of estimates

Information about judgments, assumptions and estimation uncertainties made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 16 – Uncertain tax positions (judgments)

The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience.

•	Note 16 – Regarding the utilization of losses carried forward (estimations)

Deferred tax assets are recognized in respect of tax losses carried forward when there is a high probability that in the future there will be taxable profits against which carried forward losses can be utilized. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment Regarding the utilization of existing tax assets; any such changes to deferred tax assets will impact tax income/expense in the period that such a change in estimate occurs.

•	Note 5 – Regarding fair value measurement of investment properties (estimations)

The fair value of investment properties as at December 31, 2016 was assessed by CBRE, an industry specialist that has appropriate recognized professional qualifications and recent experience in the location and category of the properties that are being valued. The valuation includes assumptions regarding rent, vacancies, maintenance costs and discount rate. These assumptions are subject to uncertainties that may lead to either positive or negative value adjustments in the future.

•	Note 23 – Regarding measurement of derivatives at fair value (estimation)

Derivative valuations are calculated by the financing bank and checked by management. The risk that derivatives will not be appropriately valued exists, since the Group needs to make judgments about the estimation of the credit risk used by the lending bank and about whether the bank used the appropriate market observation for the other variables.

Acquisition of property companies

When acquiring the shares of a legal entity holding real estate assets (“Property Company”), the Group examines whether to treat it as a purchase of a group of assets and liabilities or as a business combination based on IFRS 3. If the Group does not take over substantive processes (including the asset management activity of the previous management) the acquisition is not a business combination and the purchase price is allocated to the assets and liabilities, based on their relative fair values at the date of acquisition without recognition of goodwill, intangible assets and deferred tax.

Measurement of fair values

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 5, investment properties; and

•	Note 23, financial instruments

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Note 2 – Basis of Preparation (continued)

E.	Use of estimates, judgments and fair value measurement (continued)

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Note 3 – Basis of Consolidation

A.	Consolidation methods

The consolidated financial statements comprise the Company and the subsidiaries it controls. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

In addition to the Company, 156 subsidiaries (2015: 149) have been included in these consolidated financial statements.

When buying a company holding real estate assets, the Group exercises judgment to determine whether it is the purchase of a business or a group of assets and liabilities, for the purpose of determining the accounting treatment of the transaction. In determining whether a Property Company is a business, the Group examines, inter alia, the nature of existing processes in the Property Company, including the extent and nature of management, security, cleaning and maintenance services provided to tenants. In transactions in which the acquired company is a business, the transaction is accounted for as a business combination according to IFRS 3.

However, in transactions in which the acquired Property Company is not a business, the acquisition cost, including transaction costs, is allocated in proportion to the identified assets and liabilities acquired, based on their relative fair values at the acquisition date. In this case, neither goodwill nor deferred taxes on the temporary difference existing at the date of acquisition are recognized.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the Company. Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests.

A put option granted by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability and dividends distributed to non-controlling interests in respect of put options are recognized in equity. The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group granted a put option, also when the non-controlling interests have access to the returns arising from the interests in the investee company.

B.	Scope of consolidation

(1)

On January 1, 2016 the Group took over 94.9% of the issued shares of several German entities which hold 10 residential buildings located in Berlin, Germany for a total consideration of EUR 23.6 million (including approx. 4% transaction costs). The portfolio includes 531 residential units and 6 commercial units with a total leasable area of approximately 36 thousand sqm.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

January 1, 2016 thousands EUR
Cash and cash equivalents	294
Restricted bank deposits	271
Trade and other receivables	21
Investment properties (*)	43,824
Trade and other payables	(534)
Bank loans	(19,755)
Other long-term liabilities (**)	(558)

Total consideration	23,563

Paid consideration in the reporting period (***)	(23,127)
Cash acquired	294

Net cash flow from the acquisition of subsidiaries	(22,833)

(*)

The fair value of the investment properties as at January 1, 2016 was EUR 42,000 thousand, therefore acquisition costs of approximately EUR 1.8 million were recognized under changes in fair value of investment properties at the consolidated statement of profit or loss with respect to these assets subsequent to the acquisition.

(**)	Other long-term liabilities refer to a put option granted to the non-controlling interests (see note 12).
(***)	An amount of EUR 436 thousand out of the total consideration was not yet paid as of December 31, 2016.

(2)

On July 1, 2016 the Group took over 94.9% of the issued shares of a German entity which holds 9 residential buildings located in Berlin, Germany for a total consideration of EUR 38.6 million (including approx. 3% transaction costs). The portfolio includes 200 residential units and 25 commercial units with a total leasable area of approximately 22 thousand sqm.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

July 1, 2016 thousands EUR
Cash and cash equivalents	1,189
Restricted bank deposits	436
Trade and other receivables	41
Investment properties (*)	54,623
Trade and other payables	(447)
Bank loans	(15,394)
Other long-term liabilities (**)	(1,810)

Total consideration	38,638

Paid consideration in the reporting period (***)	(38,204)
Cash acquired	1,189

Net cash flow from the acquisition of subsidiaries	(37,015)

(*)

The fair value of the investment properties as at July 1, 2016 was EUR 53,125 thousand, therefore acquisition costs of approximately EUR 1.5 million were recognized under changes in fair value of investment properties at the consolidated statement of profit or loss with respect to these assets subsequent to the acquisition.

(**)	Other long-term liabilities refer to a put option granted to the non-controlling interests (see note 12).
(***)	An amount of EUR 434 thousand out of the total consideration was not yet paid as of December 31, 2016.

Note 3 – Basis of Consolidation (continued)

B.	Scope of consolidation (continued)

(3)

On July 30, 2016 the Group took over 94.9% of the issued shares of a Luxembourg entity which holds 4 residential buildings located in Berlin, Germany for a total consideration of EUR 103.4 million (including approx. 1% transaction costs). The portfolio includes 1,677 residential units and 3 commercial units with a total leasable area of approximately 109 thousand sqm.

The purchase of the entities was treated as a purchase of a group of assets and liabilities and not as a business combination based on IFRS 3, Business combinations mainly since the Group’s view was to purchase a portfolio of assets and not to acquire activities, processes and previous management. Therefore the total purchase costs were allocated to the assets and liabilities based on their relative fair values at the purchase date without the recognition of goodwill and deferred tax as follows:

July 30, 2016 thousands EUR
Cash and cash equivalents	2,529
Trade and other receivables	1,416
Investment properties (*)	173,685
Trade and other payables	(564)
Bank loans	(68,141)
Other long-term liabilities (**)	(5,488)

Total consideration	103,437

Paid consideration in the reporting period (***)	(102,925)
Cash acquired	2,529

Net cash flow from the acquisition of subsidiaries	(100,396)

(*)

The fair value of the investment properties as at July 30, 2016 was EUR 172,296 thousand, therefore acquisition costs of approximately EUR 1.4 million were recognized under changes in fair value of investment properties at the consolidated statement of profit or loss with respect to these assets subsequent to the acquisition.

(**)	Other long-term liabilities refer to a put option granted to the non-controlling interests (see note 12).
(***)	An amount of EUR 512 thousand out of the total consideration was not yet paid as of December 31, 2016.

Note 4 – Significant Accounting Policies

A.	Investment properties

Investment property is property held to earn rental income or for capital appreciation or both and is not owner-occupied or held for sale in the ordinary course of business.

Investment property is initially measured at cost, including transaction costs. In subsequent periods, investment property is measured at fair value, and changes in fair value are recognized in the statement of profit and loss.

Profits or losses on the disposal of investment property are determined by comparing the net proceeds from the disposal with the asset’s carrying amount (the fair value of the investment property as of the disposal date). The profit or loss on the disposal of investment properties is recognized when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group has no further substantial acts to complete under the contract.

In certain circumstances the Group decides to change the use of existing buildings that are rented out and classified as investment property into trading properties; the Group then begins the process of converting such buildings. When the conversion is completed, the necessary approvals are received and the marketing of the apartments begins, the aforesaid buildings are reclassified from investment property to trading properties. The cost of trading properties is determined according to the fair value at the time of the change in use.

The Group presents advances in respect of investment properties as non-current assets and does not include them as part of the investment properties. In subsequent periods, when the transactions are completed, the advances are reclassified to investment properties.

B.	Trading properties

Trading properties are measured at the lower of cost and net realizable value. The cost of the trading properties includes the costs incurred in acquiring the trading properties and bringing them to their existing

Note 4 – Significant Accounting Policies (continued)

B.	Trading properties (continued)

location and condition. The net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

C.	Restricted bank deposits

Restricted bank deposits consist partly of deposits in banks that the Group has pledged to secure banking facilities and partly of deposits received from tenants. The Group cannot use these deposits freely for operations.

D.	Other deposits

Other deposits comprise deposits in banks with original maturity of more than 3 months.

E.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits in banks and short-term investments with an original term of up to three months.

F.	Financial instruments

(1)	Non-derivative financial assets

The Group’s non-derivative financial assets are loans and receivables. The Group initially recognizes loans and receivables and deposits on the date that they originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or neither transfers nor retains substantially all the risks and rewards of ownership and does not retain control over the transferred asset.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, trade and other receivables, restricted and other bank deposits.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include loans and borrowings from banks and others, trade and other payables.

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

An exchange of debt instruments having substantially different terms between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

Note 4 – Significant Accounting Policies (continued)

F.	Financial instruments (continued)

The terms are substantially different if the discounted present value of the cash flows according to the new terms (including any commissions paid, less any commissions received and discounted using the original effective interest rate) is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group also examines qualitative factors, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

(3)	Share capital – ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or recognized in profit or loss as finance expense if the issuance is no longer expected to take place.

(4)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments mainly to hedge its interest rate risk exposures from variable interest rate bank loans to a fixed interest rate. On initial designation of the derivative instruments for hedge accounting the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized liability, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.

The amount recognized in the other comprehensive income is transferred to profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of profit or loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the amount accumulated in the hedging reserve is reclassified to profit or loss.

Other derivatives

When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss. Other derivatives include other long-term liabilities and other financial asset.

G.	Impairment

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property, trading property and deferred tax assets) and financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Note 4 – Significant Accounting Policies (continued)

G.	Impairment (continued)

Non-derivative financial assets

The Group considers evidence of impairment for financial assets at both a specific asset and collective level. All individually significant financial assets are assessed for impairment. All individually significant financial assets found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

An impairment loss in respect of a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

H.	Transactions with controlling shareholder

Transactions with shareholders in their capacity as shareholders are considered as capital transactions and are recognized directly in equity. Loans received from the controlling shareholder bearing interest rate below market rate are considered to be a capital transaction with the shareholder. The difference between the fair value of the loan and the amount received at initial recognition is recognized directly in equity in capital reserve from transaction with controlling shareholder.

When a shareholder forgives a debt while acting in its capacity as a shareholder, the Group considers it to be a capital transaction. The outstanding financial liability is reclassified to equity and no gain or loss is recognized.

I.	Provisions

Provisions are recognized when the Group has a present, legal or constructive obligation as a result of a past event, that can be estimated reliably and it is probable that it will require an outflow of resources embodying economic benefits to settle the obligation.

The Group recognizes indemnification as an asset if, and only if, it is virtually certain that the indemnification will be received if the Group will settle the obligation. The amount recognized for the indemnification does not exceed the amount of the provision.

J.	Employee benefits

Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

Share-based payment arrangements in which equity instruments are granted by the parent company to the employees of the Group are recognized in the reserve from transaction with controlling shareholder. Share-based payment arrangements in which the Company’s equity instruments are granted are recognized in the retained earnings.

K.	Revenue recognition

Rental income from operating leases of investment property is recognized in the profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income. In respect of utilities services, the Group recognizes the income amount net of costs recharged to the tenants.

Note 4 – Significant Accounting Policies (continued)

K.	Revenue recognition (continued)

Revenue from the sale of trading property is measured at the fair value of the consideration. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the trading property, and the amount of the revenue can be measured reliably.

Other revenues, including management services fee and third party’s asset management income, are recognized in the accounting period in which the services are rendered, and are measured at the fair value of the consideration received or receivable for services provided in the normal course of business.

L.	Finance income and costs

Finance income comprises interest income on funds invested including changes in the fair value of financial assets or liabilities at fair value through profit or loss and gains on hedging instrument that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, changes in the fair value of financial assets or liabilities at fair value through profit or loss, impairment losses recognized on financial assets, losses from refinance and losses on hedging instruments that are recognized in profit or loss. All borrowing costs are recognized in profit or loss using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

M.	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liability is not recognized for the following taxable temporary differences:

•	The initial recognition of goodwill;

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•

Differences relating to investments in subsidiaries, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current and deferred tax is charged or credited in profit or loss, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is recognized in other comprehensive income or equity, respectively.

Note 4 – Significant Accounting Policies (continued)

N.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise options granted to employees.

O.	New IFRS pronouncements endorsed by the European Union

Certain new standards, amendments and interpretations to existing standards have been endorsed by the European Union that are not yet effective for the Group’s accounting period ended December 31, 2016, and have not been early adopted in preparing these consolidated financial statements.

The following new or amended standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Annual Improvements to IFRS 2010-2012 and 2012-2014 Cycle – amendments to various standards.

•	Disclosure Initiative (Amendments to IAS 1). (Effective for annual periods beginning on or after January 1, 2016. Early application is permitted.)

•

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation. (Effective for annual periods beginning on or after January 1, 2016; to be applied prospectively. Early application is permitted.)

P.	New IFRS pronouncements not yet endorsed by the European Union

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

•	IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets (debt or equity instruments), and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

The Group started to examine the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue should be recognized and when and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Group started to examine the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

•	IFRS 16, Leases (Issued in January 2016, not yet endorsed by the EU)

IFRS 16 replaces IAS 17, Leases and its related interpretations. For lessees, the standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

Note 4 – Significant Accounting Policies (continued)

P.	New IFRS pronouncements not yet endorsed by the European Union (continued)

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers.

The Group has not yet commenced examining the effects of adopting IFRS 16 on the financial statements.

•	Amendment to IAS 40, Investment Property: Transfers of Investment Property (Issued in December 2016, not yet endorsed by the EU)

The amendment clarifies that an entity shall transfer property into, or out of, investment property only when there is evidence of a change in use. Change in use occurs when the property meets, or ceases to meet, the definition of investment property. The amendment clarifies that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The amendment also states that the list of evidence of change in use that is included in paragraph 57 of IAS 40 is a non-exhaustive list of examples.

The amendment is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Group has examined the effects of applying the amendment to IAS 40, and in its opinion the effect on the financial statements will be immaterial.

Note 5 – Investment Properties

A.	Reconciliation of carrying amount

	December 31,
	2016	2015
	Thousands EUR	Thousands EUR
Balance at January 1	1,456,804	611,568
Additions by way of acquiring subsidiaries (see note 3B)	272,132	248,606
Additions by way of acquiring assets (see note 5A(1))	98,285	425,286
Capital expenditure	25,351	12,602
Disposals	(1,015)	—
Transfer from investment properties (see note 5A(2))	(16,890)	—
Fair value adjustments	444,268	158,742

Balance at December 31	2,278,935	1,456,804

As of December 31, 2016, the closing balance of investment properties consisted of 17,701 (2015: 14,534) residential units with a total residential lettable area of 1,153,840 (2015: 942,000) sqm, 999 (2015: 883) commercial units (retail, office and other commercial) with a total commercial lettable area of 107,816 (2015: 95,600) sqm and 3,839 (2015: 3,786) parking spaces and spaces for storage, antennas, etc., all in Berlin.

According to German law, residential rental contracts are unlimited in their duration/period. The tenants have the sole right to terminate the contract with 3 months’ notice in writing. According to German law, the owner can terminate the residential contract only if the owner has a “justified cause” such as if the tenant is in default for more than 2 months’ rent. Termination/cancellation of the contract must be in writing. Contracts are denominated in EUR. Tenants are required to make rental deposits generally equal to 3 months’ “cold” rent at the inception of any lease contract, and pay in advance rent, facility management and utilities and heating prepayments for a 1 month period. The right to increase the rent is defined in the contract (e.g. stepped rent) and it is subject to German law. Rent prices are set according to the market prices or upon a given price index (“rent mirror”) which exists in Berlin, Germany.

The rent increase is restricted by the law and can only be increased if several parameters are being met. The main two are: the existing rent price is below the rent mirror for the specific area where the apartment is located and that no rent increase over 15% was performed in the last three years.

Note 5 – Investment Properties (continued)

A.	Reconciliation of carrying amount (continued)

In addition, a rent control law passed by parliament in June 2015 aims to prevent landlords in the German capital from raising rents for new tenants by more than 10% above the local average (“rent mirror”). Furthermore, the last rent paid can also be used for the new contract and therefore the owner can use the higher of the two in practice. In cases of extensive modernization works (similar to new build standards) in the unit prior to new rent out, the landlord is exempt from handling under the new rent control law and can rent the unit for market price without being capped by the new legislation.

Some of the residential buildings include commercial units on the ground floor. Lease renewals are negotiated with the lessee. Tenants are required to make rental deposits generally equal to 3 months’ rent at the inception of any lease contract.

As at December 31, 2016, approximately 26.7% of the investment properties were subject to rent restrictions (“Cost Rent”), and 16% of them were released from restrictions as of January 1, 2017.

(1)	During the reporting period the Group took over as part of asset acquisitions a total of 536 residential units and 86 commercial units in Berlin.

(2)

During the reporting period the Group reclassified 3 buildings from investment properties to trading properties in a total amount of EUR 16,890 thousand, representing their fair value for the reclassification date. The Group aims to sell these buildings unit by unit as condominiums during the next three years.

B.	Measurement of fair value

(1)	Fair value hierarchy

The fair value of investment properties was determined by valuation expert CBRE, an industry specialist that has appropriate recognized professional qualifications and recent experience in the location and category of the properties that are being valued. According to the Group’s investment properties fair value valuation policies, investment properties generally undergo a detailed valuation twice a year, for the June 30 and the December 31 of each year.

The fair value measurement for all of the investment properties has been categorized as a level 3 fair value based on the inputs to the valuation technique used.

(2)	Valuation technique and significant unobservable inputs

The Group values its portfolio using a method known as the discounted cash flow (DCF). Under the DCF methodology the expected future income and costs of the property are forecast over a period of 10 years and discounted to the date of valuation as the net present value. The income mainly comprises expected rental income (current in-place rent, market rents as well as their development) taking vacancy losses into account.

Note 5 – Investment Properties (continued)

B.	Measurement of fair value (continued)

The following table gives an overview of the main valuation parameters and valuation results:

	December 31, 2016
	Carlos	Other
Fair value (EUR thousand)	534,160	1,744,775
Value per sqm (EUR)	1,339	2,052
Share of fair value (%)	23%	77%
Average residential in-place rent (EUR/sqm)	5.42	6.56
CBRE market rent (EUR/sqm) [sqm weighted]	6.07	7.45
Structural vacancy rate (%)	0.5%	0.5%
Multiplier (current rent)	20.85	25.66
Multiplier (CBRE market rent)	18.06	22.13
Discount rate (%)	5.2%	4.6%
Capitalization interest rate (%)	3.7%	3.1%

	December 31, 2015
	Carlos	Other
Fair value (EUR thousand)	413,160	1,043,644
Value per sqm (EUR)	1,039	1,636
Share of fair value (%)	28%	72%
Average residential in-place rent (EUR/sqm)	5.21	6.23
CBRE market rent (EUR/sqm) [sqm weighted]	5.71	7.48
Structural vacancy rate (%)	0.5%	0.5%
Multiplier (current rent)	17.04	21.09
Multiplier (CBRE market rent)	14.87	17.56
Discount rate (%)	5.4%	5.0%
Capitalization interest rate (%)	4.4%	3.9%

(3)	Sensitivity analysis

The main value drivers influenced by the market are the market rents and their movement, rent increases, the vacancy rate and interest rates. The effect of possible fluctuations in these parameters is shown separately for each parameter in the following table. Interactions between the parameters are possible but cannot be quantified owing to the complexity of the interrelationships:

December 31, 2016
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	245,038	10.5%
Vacancy rate (%)	+1%	(27,821)	(1.2%)
Discount and Capitalization rate (%)	25bp	(169,770)	(7.3%)

December 31, 2015
	Change in parameters	Change in values
Valuation parameters		thousands EUR	%
Average new letting rent (EUR/sqm)	+10%	106,082	7.3%
Vacancy rate (%)	+1%	(17,560)	(1.2%)
Discount and Capitalization rate (%)	25bp	(68,273)	(4.7%)

Assuming all other variables remain constant, a negative change in the parameters at the same percentage would have similar impact on the value, although in the opposite direction.

Note 5 – Investment Properties (continued)

C.	Amounts that were recognized in the consolidated statement of profit or loss

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Rental income from investment property	84,673	61,732	31,972
Direct operating expenses arising from investment property that generated rental income during the period	(12,758)	(7,668)	(4,308)

Total	71,915	54,064	27,664

Note 6 – Trading Properties

During the reporting period the Group completed the sale of 109 condominium units for a total consideration of EUR 19,965 thousand (2015: 54 units for EUR 9,954 thousand).

Note 7 – Restricted Bank Deposits

As at December 31, 2016 and December 31, 2015, the short-term restricted bank deposits are denominated in Euro and they are carrying no interest.

The balance as at December 31, 2016 includes EUR 16,188 thousand of pledged bank deposits received from tenants (December 31, 2015: EUR 12,759 thousand), EUR 10,123 thousand pledged to secure banking facilities (December 31, 2015: EUR 4,781 thousand) and EUR 1,896 thousand of restricted proceeds from condo sales (December 31, 2015: EUR 2,415 thousand).

Note 8 – Trade Receivables

A.	The balances represent amounts receivable from leases of residential and commercial units less any allowance for doubtful debts. The breakdown of trade receivables is as follows:

	December 31,
	2016			2015
	Gross	Impairment	Total	Gross	Impairment	Total
	thousands EUR
Not past due	3,787	—	3,787	1,820	—	1,820
0-30 days past due	1,091	(235)	856	931	(81)	850
31-180 days past due	2,649	(899)	1,750	2,233	(570)	1,663
180 days to one year past due	1,470	(1,298)	172	2,755	(703)	2,052
More than one year past due	2,627	(2,588)	39	1,695	(1,695)	—

Total	11,624	(5,020)	6,604	9,434	(3,049)	6,385

Trade accounts receivables are non-interest bearing and are generally on 30 days’ terms.

B.	Impairment losses on trade receivables changed as follows:

	2016	2015
	thousands EUR	thousands EUR
Balance as at January 1	(3,049)	(1,798)
Additions	(2,383)	(757)
Additions by way of acquiring subsidiaries	(404)	(526)
Reversals	585	—
Write off of irrecoverable debts	231	32

Balance as at December 31	(5,020)	(3,049)

Note 9 – Other Receivables

	December 31,
	2016	2015
	thousands EUR	thousands EUR
Advance to suppliers	159	558
Prepaid expenses	303	474
VAT	545	390
Short-term loan granted	—	615
Others	370	172

Total	1,377	2,209

Note 10 – Other Deposits

Other deposits represent the proceeds of the 2015 IPO invested on deposit for 12 months. During the reporting period the Group used up the remaining proceeds for new acquisitions.

Note 11 – Cash and Cash Equivalents

As at December 31, 2016 and December 31, 2015 cash and cash equivalents include cash on hand and demand deposits denominated in Euro and free from any restrictions.

Note 12 – Other Long-Term Liabilities

In January and July 2016 in relation to purchase agreements of 94.9% of the shares of German and Luxembourgish property holding companies, the Company entered into an agreement with ADO Group to purchase the remaining 5.1% of the shares of the property holding companies.

As part of the agreement, it was decided that upon the completion of a period of ten years following the closure of the transaction, ADO Group shall have the right to sell its interest to the Company for the higher of: (i) the fair value of the shares; and (ii) the amount paid by ADO Group to purchase its interest, less any dividends distributed to ADO Group by the property companies during the 10 year period.

The Company recognized the above put option as a financial liability measured at fair value at each reporting date, whereas the changes in the fair value are recognized in equity.

Note 13 – Equity

A.	Share capital and share premium

	Ordinary shares (in thousands of shares)
	2016	2015
In issue as at January 1	35,000	2
Share split	—	24,998
Issued for cash (1), (2)	9,100	10,000

In issue as at December 31	44,100	35,000

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at the General Meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

(1)	On April 21, 2016 the Company placed 3,499,999 new shares with institutional investors at EUR 28.50 per share. ADO Group participated 37% in the placement.

The gross proceeds resulting from the transaction amounted to EUR 99.7 million. The Company’s issuance cost was EUR 1.3 million, therefore the net increase of the equity was EUR 98.4 million. The Company used the proceeds to finance acquisitions of further residential portfolios in Berlin.

(2)	On September 14, 2016 the Company placed 5,600,001 new shares with institutional investors at EUR 35.50 per share. ADO Group participated 37% in the placement.

Note 13 – Equity (continued)

A.	Share capital and share premium (continued)

The gross proceeds from the transaction amount to EUR 198.8 million. The Company’s issuance cost was EUR 4.2 million, therefore the net increase of the equity was EUR 194.6 million. The Company intends to use the proceeds to finance acquisitions of further residential portfolios in Berlin.

(3)	A dividend in the amount of EUR 13.5 million (EUR 0.35 per share) was paid based on a decision of the Annual General Meeting which took place on May 3, 2016. The ex-dividend date was May 4, 2016.

B.	Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of the related deferred tax.

C.	Capital reserve from transaction with controlling shareholder

The capital reserve from transaction with controlling shareholder comprises the differences between the fair value and the consideration received/paid in relation to transactions with controlling shareholder. The main change in the capital reserve from transaction with controlling shareholder is driven by share based payment to ADO Group’s shares (see note 20) and change in put option of ADO Group (see note 12).

Note 14 – Loans and Borrowings

	December 31, 2016		December 31, 2015
	Non-current	Current	Non-current	Current
	Thousands EUR
Loans from banks	856,662	27,388	727,482	38,430
Other creditors	20,664	—	19,357	—

Total	877,326	27,388	746,839	38,430

A.	All the loans were borrowed in order to finance the purchase of the properties in Berlin.

B.

All bank loans are non-recourse with the related assets (investment properties and trading properties) as their only security which is valued higher than the related loans on an asset basis. Other creditors relate to one loan from Harel Insurance Company Ltd to finance its holding in a common transaction with the Company.

C.

Re-pricing on the variable interest loans is done on a quarterly basis. As at December 31, 2016 loans and borrowings are carrying an average effective interest rate (i.e. considering the swap interest hedge deals from variable to fixed) of 2.1% per annum for the total loans (as at December 31, 2015: 2.3%). The average maturity of bank loans is 5.3 years (as at December 31, 2015: 5.5 years).

D.

Bank loans in an amount of EUR 103.3 million were taken over as part of the new acquisitions with an average market effective interest rate of 1.63% per annum and average maturity of 6.68 years (see note 3B).

E.

On June 30, 2016 the Group received a bank loan in an amount of EUR 150 million for the purpose of refinancing existing bank loans from the year 2011. The original bank loans, including related derivatives, amounted to EUR 129 million with an average effective interest rate of 3.6% per annum. The new loan carries an annual fixed interest rate of 1.33% per annum for a 6.5 year term. The refinance was accounted for as a substantial modification of the terms of debt instruments, i.e. treated as an extinguishment of the original loan. Consequently, an amount of EUR 8.3 million was recognized as one-off refinance costs in profit or loss.

F.

On July 8, 2016 the Group received a bank loan in an amount of EUR 32.5 million for the purpose of financing new deals acquired with equity and refinancing existing bank loans in an amount of EUR 8.3 million with an effective interest rate of 2.5% per annum. The new loan carries an annual fixed interest rate of 1.12% per annum for a 7 year term. The refinance was accounted for as a substantial modification of the terms of debt instruments, i.e. treated as an extinguishment of the original loan. Consequently, an amount of EUR 0.8 million was recognized as one-off refinance costs in profit or loss.

Note 14 – Loans and Borrowings (continued)

G.

On September 30, 2016 the Group repaid bank loans in an amount of EUR 9.5 million with an average effective interest rate of 2.4% per annum. The loans are planned to be replaced in the near future. Consequently, an amount of EUR 0.3 million was recognized as one-off refinance costs in profit or loss.

H.	At the end of December 2016, under the existing loan agreements, the Group is fully compliant with its obligations including loan covenants to the financing banks.

Note 15 – Other Payables

	December 31,
	2016	2015
	thousands EUR	thousands EUR
Deferred income from buyers of housing units	—	52
Accrued expenses	2,755	2,630
Accrued interest payable	835	1,306
Tenants’ deposits	16,188	12,759
Parent company (ADO Group) (see note 26)	16	384
Deferred income	1,429	1,486
Corporate tax	930	213
VAT	1,934	527
Other	1,137	762

Total	25,224	20,119

Note 16 – Taxes

A.	The main tax laws imposed on the Group companies in their countries of residence:

(1)	Germany

•

The standard rate of corporation tax for both residents and non-residents is 15%. A ‘solidarity surcharge’ is also levied resulting in an effective rate of 15.825% which applies to companies which hold German property regardless of their residence. Dividends received from another company are 95% tax exempt when the investment in the other company is at least 10% at the beginning of the calendar year or the investment was increased by 10% during the year.

•	No tax is withheld on rental payments to non-resident companies holding German property.

•

Capital gains on the sale of German property are subject to corporation tax at the standard rate for both residents and non-residents. Trade tax is also applicable at the relevant rate, except for non-residents with no permanent establishment in Germany or limited companies that only hold assets for capital investments as long as the sale of the asset is classified as part of that business (detailed regulations apply). Capital gains realized by a company on the sale of shares in a property holding company are 95% exempt.

•

German real estate owned at the start of the calendar year is subject to annual property tax at 1.3% to 2.9% (depending on the location of the property) on the specially assessed value of the property (dependent on the rental value and age of the property). The tax payable is a deductible expense for profit tax purposes such as trade tax and corporation tax.

•

The transfer of German real estate or a share transaction that unifies at least 95% of the shares of a company holding a real estate property is subject to a real estate transfer tax (RETT) which is payable by the buyer on the purchase price (on transfer of the property) or a specially assessed value as above (on transfer of shares). The tax rate varies between 3.5% and 6.5%, depending on the municipality where the property is located. In Berlin the tax rate is 6%.

Note 16 – Taxes (continued)

A.	The main tax laws imposed on the Group companies in their countries of residence: (continued)

•

Limitation on the tax deductibility of interest expenses, and simultaneous repeal of the existing thin-capitalization rules. The “interest barrier rule” allows the deduction of net interest expenses exceeding EUR 3 million p.a. only to the extent that total net interest expenses do not exceed 30% of the EBITDA, unless the total net interest does not exceed EUR 3 million p.a. or other exemption criteria are met. The net interest expenses which are not deductible can be carried forward.

•

Accumulated tax losses can be carried forward without time restriction and can be deducted from future profits and capital gains unless they exceed EUR 1 million. Losses carried forward that exceed EUR 1 million can only be deducted to the amount of 60% of the profits / capital gains that exceed EUR 1 million (minimum taxation). Those parts that cannot be deducted on the basis of the minimum taxation can be carried forward again and are subject to minimum taxation in the following years.

The corporation tax rate used to calculate deferred tax assets and deferred tax liabilities as at December 31, 2016 and as at December 31, 2015 is 15.825% for the companies which hold the investment properties real estate assets and 30.18% for the management companies that operate the real estate in Berlin.

(2)	Luxembourg

•

The Company is liable for Luxembourg corporation taxes. The aggregate maximum applicable rate, including corporate income tax, municipal business tax and a contribution to the employment fund, is 29.22% for the fiscal year ending 2016 for a company established in Luxembourg City.

•

The Company is fully subject to the annual net wealth tax charge which amounts to 0.5% of the net asset value of the Company. Certain asset might be excluded from the net asset value for the purposes of the net wealth tax computation, provided that the provisions of paragraph 60 of the valuation law of October 16, 1934, as amended (BewG) are met.

A 15% withholding tax will be due in Luxembourg on dividends paid by the Company to its shareholders unless the domestic withholding tax exemption regime or a withholding tax reduction or exemption under a double tax treaty concluded by Luxembourg applies. Normal interest payments (i.e. not profit-linked interest) and liquidation proceeds are generally not subject to withholding tax, unless the EU Savings Directive applies. Should any withholding taxes be payable on amounts paid by the Company, the Company assumes responsibility for the withholding of Luxembourg taxes at the source.

(3)	Ireland

•

An Irish tax resident company is subject to corporation tax on its worldwide income (subject to any relevant exemptions) at either 12.5% or 25% depending on the activities undertaken by the company. Any capital gains recognized by an Irish company (subject to any relevant exemptions) will also be subject to corporation tax. However, such gains are re-grossed for corporation tax purposes to ensure they are taxed at the capital gains tax rate of 33%.

•

Dividends received by an Irish resident company from another Irish resident company are exempt from corporation tax. Dividends received from a foreign company in the hands of an Irish resident company are subject to corporation tax, however, a credit should be available for underlying corporate and withholding tax generally for foreign tax paid.

•

In general, with respect to non-resident companies, interest and patent royalties which are derived from Ireland are subject to withholding tax in Ireland at the rate of 20%. However, there are a number of domestic exemptions from this withholding tax. In addition, there may be exemptions or reliefs available under a treaty or under the EU directives.

Note 16 – Taxes (continued)

B.	Income taxes:

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Current year	(1,288)	(217)	(45)
Adjustments for prior years	(195)	(54)	30
Deferred tax expense	(68,223)	(27,101)	(10,383)

Total	(69,706)	(27,372)	(10,398)

C.	Reconciliation of statutory to effective tax rate:

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Statutory income tax rate	29.22%	29.22%	12.5%
Profit before taxes	480,474	183,379	79,676

Tax using the Company’s domestic tax rate	140,395	53,583	9,960

Non-deductible expense	155	55	22
Utilization of tax losses from prior years for which deferred taxes were not created	(3,874)	(247)	(941)
Effect of tax rates in foreign jurisdictions	(65,235)	(25,128)	2,192
Deferred tax assets not recognized for tax losses and other timing differences	2,765	1,704	208
Inter-company transaction effect	(4,686)	(2,595)	(1,026)
Adjustments for prior years	195	54	(2)
Other differences, net	(9)	(54)	(15)

Income tax expenses	69,706	27,372	10,398

D.	Recognized deferred tax assets and liabilities

Deferred taxes recognized are attributable to the following:

	December 31,
	2016	2015
	thousands EUR	thousands EUR
Assets
Derivatives	156	1,142
Tax losses carry-forward	8,755	3,902

	8,911	5,044

Liabilities
Investment properties	(126,584)	(53,637)

	(126,584)	(53,637)

Net tax liabilities	(117,673)	(48,593)

Note 16 – Taxes (continued)

D.	Recognized deferred tax assets and liabilities (continued)

The following are the deferred tax assets and liabilities recognized by the Group, and the movements thereon, during the current and prior reporting periods.

	Investment properties	Merger	Derivatives	Capital note	Tax losses	Total
	thousands EUR
Balance at January 1, 2015	(25,254)	(11)	1,871	(6,785)	3,795	(26,384)
Changes recognized in profit or loss	(28,383)	11	(63)	1,227	107	(27,101)
Changes recognized in equity or other comprehensive income	—	—	(666)	5,558	—	4,892

Balance at December 31, 2015	(53,637)	—	1,142	—	3,902	(48,593)
Changes recognized in profit or loss	(72,947)	—	(129)	—	4,853	(68,223)
Changes recognized in equity or other comprehensive income	—	—	(857)	—	—	(857)

Balance at December 31, 2016	(126,584)	—	156	—	8,755	(117,673)

Losses for tax purposes carried forward to future years, based on the Group’s estimation:

Carry forward tax losses amounted to EUR 58,023 thousand at December 31, 2016 (2015: EUR 32,479 thousand). The tax losses can be carried forward indefinitely.

Deferred tax assets are recognized for carry forward tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of EUR 2,448 thousand at December 31, 2016 (2015: EUR 1,238 thousand) in respect of losses carried forward amounting to EUR 15,467 thousand at December 31, 2016 (2015: EUR 7,822 thousand) that can be carried forward against future taxable income due to its expectation for their utilization.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Note 17 – Revenue

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Rental income from tenants	84,673	61,732	31,972
Selling of condominiums	19,965	9,954	610
Income from facility services	5,137	4,067	1,747

Total	109,775	75,753	34,329

Note 18 – Cost of Operations

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Salaries and other expenses (*)	6,873	5,504	2,451
Cost of utilities recharged, net	271	312	654
Selling of condominiums – cost	16,726	8,471	512
Property operations and maintenance	9,694	5,553	2,964

Total	33,564	19,840	6,581

*	See note 19 (A) regarding personal expenses and employees

Note 19 – General and Administrative Expenses

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Salaries and related expenses (A),(B)	2,472	1,635	948
Share based payment (B)	682	283	139
Directors fee	661	167	—
Rent	59	29	80
Professional services	3,081	1,799	813
Travelling	312	119	34
Office, communication and IT expenses	996	828	294
Advertising and marketing	404	386	219
Impairment loss on trade receivables	1,799	646	143
Depreciation	356	256	96
Services from parent company (see note 26)	75	146	234
Others	1,380	249	162

Total	12,277	6,543	3,162

A.	As at December 31, 2016 the Group has 247 full-time employees (2015: 228, 2014: 121). On an annual average 237 people (2015: 194, 2014: 103) were employed.

B.

On March 21, 2016 the Company and Mr. Zaltsman, the former Chief Financial Officer signed a mutual termination agreement with effect from July 23, 2016. According to the agreement, upon termination Mr. Zaltsman was entitled to receive an amount of EUR 612 thousand, to be settled partly in cash and partly in the Company’s shares depending on the company results up to July 23, 2017. The Company recognized the full amount as an expense in General and Administrative Expenses. As of December 31, 2016 the Company paid Mr. Zaltsman the full termination amount only in cash. The difference between the original amount and the actual amount to be paid was recognized under retained earnings.

Note 20 – Share Based Payment

A.

In 2014 ADO Group’s Board of Directors approved a share-based remuneration program to the Company’s management which granted a total of 160,000 options, each option being exercisable into one of ADO Group’s shares of NIS 1 par value with an exercise price of 0.357 NIS per share.

The options granted will vest in installments over three years starting from March 31, 2015 with an exercisable over a period of 3-4 years from the vesting date. During the reporting period, the Company recognized a total expense of EUR 53 thousand (2015: EUR 128 thousand) against reserve from transaction with controlling shareholder.

B.

Under the Long Term Incentive plan (“LTI”), the Company’s management and the vice chairman have the possibility to receive together each year shares equaling a total volume of EUR 785,000 assuming maximum LTI-Target Achievement divided by the average trading price of the Company’s shares. The LTI shall depend on the achievement of certain individual targets and the relevant weighting of each of such LTI-Targets in relation to the other applicable targets over the service agreement period starting at the commencement of each fiscal year (the “LTI-Period”). The LTI-Targets shall be composed of (i) the development of the net asset value (“NAV”) per share as being targeted by the Board (weighting of 50%) and (ii) the development of the Company’s share price in relation to the EPRA GERMANY index (weighting of 50%), both LTI-Targets measured over the duration of the LTI-Period. The fair value was measured at the grant date for the first year using the Monte-Carlo simulation considering the following: (i) the NAV Target was estimated at 100%; (ii) The expected EPRA Target was estimated at approximately 108%. During the reporting period, the company recognized a total expense of EUR 806 thousand (2015: EUR 221 thousand) against retained earnings.

Note 21 – Net Finance Costs

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Interest received on bank deposits	29	35	5
Change in fair value of derivatives	—	400	76
Loan waiver	—	—	3,920
Change in fair value of other financial asset	1,943	1,149	668

Total finance income	1,972	1,584	4,669

Interest on loans and borrowings	(18,526)	(18,058)	(11,100)
Interest on loans from related parties (*)	—	(5,801)	(6,481)
One-off refinance costs	(9,465)	—	—
Other finance expenses	(1,709)	(1,865)	(836)

Total finance costs	(29,700)	(25,724)	(18,417)

Total net finance costs	(27,728)	(24,140)	(13,748)

(*)	Interest on loans from related parties includes interest from loans and capital note from ADO Group until July 23, 2015.

Note 22 – Earnings per Share

A.	Basic and diluted earnings per share

The calculation of basic and diluted earnings per share has been based on the profit attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

(1)	Earnings attributable to the owners of the Company

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Profit attributable to the owners of the Company	395,150	148,192	68,494

(2)	Weighted average number of ordinary shares

	For the year ended December 31,
	2016	2015		2014
	thousands of shares
Balance as of January 1	35,000	25,000	(*)	25,000	(*)
Effect of issuance of regular shares	4,083	4,423		—

Weighted average number of shares	39,083	29,423		25,000

	For the year ended December 31,
	2016	2015	2014
	in EUR
Basic and diluted earnings per share (**)	10.11	5.04	2.74	(*)

(*)	Restated due to stock split committed on June 16, 2015.
(**)	The Company has no material dilutive potential ordinary shares.

Note 22 – Earnings per Share (continued)

B.	Stock Split

As a result of the stock split on June 16, 2015, earnings per share data has been restated for the year ended December 31, 2014 to reflect the actual number of outstanding shares. The effect of the restatement on the earnings per share:

	For the year ended December 31, 2014
	As calculated in the past	Effect of the recalculation	As presented in these financial statements
Basic and diluted EPS (in EUR)	34,247	(34,244)	2.74

Note 23 – Financial Instruments

The Group has exposure to the following risks arising from its use of financial instruments:

A.	Credit risk

B.	Market risk

C.	Liquidity risk

A.	Credit risk:

The Group is exposed to a default risk resulting from the potential failure of counterparty to fulfill its part of the contract. In order to minimize risks, financial transactions are only executed with creditworthy third parties. The maximum credit risk is the carrying amount of the financial assets as reported in the statement of financial position.

B.	Market risk:

The Group is exposed to the risk of changes in market interest rates as a result of floating rate debt as well as new and follow-on loans. Loans obtained at variable rates expose the Group to cash flow interest rate risk, which could have adverse effects on the Group’s profit or loss or financial position. Changes in interest rates may cause variations in interest expense on interest-bearing assets and liabilities.

The Group’s management reviews the need to enter into derivative transactions to manage the interest rate risk arising from the Group’s operations and its sources of finance.

The following table sets out the carrying amount of the Group’s financial instruments that are exposed to interest rate risk:

	December 31,
	2016	2015
	thousands EUR	thousands EUR
Fixed rate instruments
Financial assets	211,628	154,400
Financial liabilities	858,001	601,066

Variable rate instruments
Financial liabilities	90,944	213,739

On the basis of the valuation as at December 31, 2016, the Group performed a sensitivity analysis to determine the change in profit and loss given a parallel shift in the interest rate structure:

	Change in interest basis points	Effect on the Profit before tax thousands EUR
December 31, 2016
Variable rate instruments	+50	(67)

December 31, 2015
Variable rate instruments	+50	(130)

Note 23 – Financial Instruments (continued)

Assuming all other variables remain constant, a negative change in the interest rate at the same amount would have similar impact on the profit and loss, although in the opposite direction.

C.	Liquidity risk:

In order to limit the liquidity risk, the Group continuously monitors all financing options available on the capital and banking markets and uses these options in a targeted manner. Moreover, the Group subjects its existing financings to an early review prior to the respective final maturity date in order to ensure refinancing.

Under the conditions of existing loan agreements, the Group is obliged to fulfill certain financial covenants. If financial covenants are violated and all commonly practiced solutions will be unsuccessful, the lenders could call in the loan. As part of risk management, the fulfillment of these financial covenants is continually monitored.

The following table shows the forecast for undiscounted cash flows of the non-derivative financial liabilities and derivative financial instruments:

	December 31, 2016
	Carrying amount	Contractual cash flows	2017	2018	2019	>2020
Loans and borrowings	904,714	990,862	45,729	84,066	42,617	818,450
Other long-term liabilities	15,137	15,137	—	—	—	15,137
Trade payables	8,957	8,957	8,957	—	—	—
Tenants’ security deposits	16,188	16,188	16,188	—	—	—
Other payables	3,949	3,949	3,949	—	—	—
Derivatives	4,185	4,587	212	389	197	3,789

Total	953,130	1,039,680	75,035	84,455	42,814	837,376

	December 31, 2015
	Carrying amount	Contractual cash flows	2016	2017	2018	>2019
Loans and borrowings	785,269	874,159	32,514	59,174	190,843	591,628
Loans from related parties	4,135	4,135	—	—	—	4,135
Trade payables	8,091	8,091	8,091	—	—	—
Tenants’ security deposits	12,759	12,759	12,759	—	—	—
Other payables	4,552	4,552	4,552	—	—	—
Derivatives	9,512	10,590	394	717	2,312	7,167

Total	824,318	914,286	58,310	59,891	193,155	602,930

D.	Fair value:

(1)	Financial assets and liabilities measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, restricted and other bank deposits and trade and other payables are considered to be the same or proximate to their fair value due to their short-term nature. The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value (Level 3)	Carrying amount	Fair value (Level 3)
	thousands EUR
Liabilities:
Variable rate loans and borrowings (*)	90,944	94,228	213,739	216,329
Fixed rate loans and borrowings (*)	813,770	827,143	571,530	585,940

Total	904,714	921,371	785,269	802,269

(*)	Including the current portion of long-term loans and borrowings

Note 23 – Financial Instruments (continued)

D.	Fair value: (continued)

Fair value for liabilities is estimated by discounting future cash flows by the market interest rate on the date of measurement. The market interest rates used to determine the fair value are discount rate of Euribor+1.3% for the variable interest bank loans (2015: Euribor+1.5%) and discount rate of 1.3% for the fixed interest bank loans (2015: 1.6%).

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyzes financial instruments, measured at fair value at the end of the reporting period, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2016		December 31, 2015
	Level 2	Level 3	Level 2	Level 3
	thousands EUR
Other financial asset (a)	—	3,760	—	1,817
Derivative financial liabilities (b)	4,185	—	9,512	—
Other long-term liabilities (c)	—	15,137	—	4,135

(a)	Other financial asset relates to the Group’s option for purchasing the non-controlling interest in a transaction done at the end of 2013. This other financial asset is measured at fair value.

(b)

Fair value of derivative liabilities is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The credit risk used by the bank is not a material component of the valuation made by the bank and the other variables are market-observable.

(c)

Other long-term liabilities relates to a put option granted to ADO Group (see note 12) measured at fair value. The fair value is calculated based on the expected payment amounts and the liability is discounted to present value using the market interest rate at the reporting date.

Although the Group believes that the estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

E.	Capital management:

The Company’s management aims to maximize a long-term increase in value for the investors, taking into account financial risks by maintaining a degree of financial flexibility in order to be able to pursue the Group’s growth and portfolio optimization.

The key figure for capital management is Loan-to-Value, which is the ratio of net financial liabilities compared to the value of the investment and trading properties. The Company aims to achieve a long-term Loan-to-Value ratio of around 45%.

	December 31,
	2016	2015
	thousands EUR	thousands EUR
Loans and borrowings	904,714	785,269
Other long-term liability	15,137	4,135
Cash and other deposits	(183,421)	(134,445)

Net financial liabilities	736,430	654,959

Investment properties and advances in respect of investment properties	2,290,740	1,458,889
Trading properties and advances in respect of trading properties	46,137	44,728

Total assets	2,336,877	1,503,617

Loan-to-Value Ratio	31.5%	43.6%

Note 24 – Contingent Liabilities and Commitments

A.	Contingent liabilities

The Group is involved in few legal actions arising in the ordinary course of business. While the outcome of the total legal actions and their expected timing is currently not determinable, it is management’s opinion

Note 24 – Contingent Liabilities and Commitments (continued)

A.	Contingent liabilities (continued)

that these matters will not have a material adverse effect on the Group’s consolidated financial position or results of its operations, therefore no provision was recorded.

B.	Securities, guarantees and liens under bank finance agreements

In order to secure loans granted for purchasing the assets, the Group has granted banks with regard to certain subsidiaries: first ranking liens on all the investment property assets, including rights on the land and the projects for which the loans were taken; liens on all of their rights, including by way of assignment of rights, pursuant to the agreements to which they are party, including general contractor contracts, long-term tenants’ leases and subordination of all shareholder loans to the financing bank; liens on all of the rights deriving from each material contract to which the borrower company is a party.

In some cases, payments to the shareholders, including dividend distribution, are subject to financial covenants. Several German Companies undertook not to sell or transfer substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties.

Note 25 – Segments Reporting

The Company reports by business segments on the basis of the information provided to the Group’s chief operating decision maker (CODM). Segment information is not reported by geographical region of the properties, as all operational activities are located in Berlin.

The following summary describes the operations in each of the Group’s operating segments:

•

Residential property management – the Group’s core business activity is the rent and management of the residential properties, which includes the modernization and maintenance of the properties, the management of tenancy agreements and marketing of residential units. The focus of property management is on the optimization of rental income.

•

Privatization – this segment includes all aspects of the preparation and execution of the sale of units. In addition this segment is also subject to modernization, maintenance and management, and for non-vacant units generates rental income.

A group-wide planning and controlling system ensures that resources for both segments are efficiently allocated and their successful use is monitored. Assets and liabilities are not viewed separately by segment.

The accounting policies of the operating segments are the same as described in note 4 regarding significant accounting policies.

Performance is measured based on segment gross profit before revaluation of investment properties. Segment results reported to the CODM include items directly attributable to a segment on a reasonable basis.

Note 25 – Segments Reporting (continued)

A.	Information about reportable segments

Information regarding the results of each reportable segment is included below.

	Year ended December 31, 2016
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	88,704	1,106	89,810
External income from selling housing units	—	19,965	19,965

Consolidated revenue	88,704	21,071	109,775
Reportable segment gross profit	72,518	3,693	76,211

General and administrative expenses			(12,277)
Changes in fair value of investment properties and assets held for sale			444,268
Finance income			1,972
Finance expense			(29,700)
Consolidated profit before tax			480,474
Income tax expense			(69,706)

	Year ended December 31, 2015
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	64,575	1,224	65,799
External income from selling housing units	—	9,954	9,954

Consolidated revenue	64,575	11,178	75,753
Reportable segment gross profit	53,813	2,100	55,913

General and administrative expenses			(6,543)
Changes in fair value of investment properties and assets held for sale			158,579
Other expenses			(430)
Finance income			1,584
Finance expense			(25,724)
Consolidated profit before tax			183,379
Income tax expense			(27,372)

	Year ended December 31, 2014
	Residential property management	Privatization	Total consolidated
	thousands EUR
External income from residential property management	33,434	285	33,719
External income from selling housing units	—	610	610

Consolidated revenue	33,434	895	34,329
Reportable segment gross profit	27,457	291	27,748

General and administrative expenses			(3,162)
Changes in fair value of investment properties and assets held for sale			68,838
Finance income			4,669
Finance expense			(18,417)
Consolidated profit before tax			79,676
Income tax expense			(10,398)

B.	Entity level disclosures

The Group has no major customers from which 10% or more of the Group’s revenue derives.

Note 26 – Related Parties

A.	Related companies:

In these financial statements, ADO Group is considered as a related party.

(1)	Transactions with related companies:

The following balances with related parties are included in the consolidated statement of financial position:

	December 31,
	2016	2015
	thousands EUR
Current liabilities
ADO Group (presented under other payables)	16	384

Non-current liabilities
Other long-term liabilities (see note 12)	15,137	4,135

The following balances with related parties are included in the consolidated statement of profit or loss:

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Consolidated statement of profit or loss
Services and management fee charges from ADO Group	75	146	234
Interest on loans from ADO Group (*)	—	891	1,128
Interest on Capital note to ADO Group (*)	—	4,910	5,353

(*)	Interest on loans from and capital note to ADO Group Ltd. comprises interest until July 23, 2015.

B.	Transaction with key management personnel:

Within the Group, the individuals in key positions pursuant to IAS 24 include the Board of Directors of ADO Properties S.A.

Compensation and benefits to key management personnel that are employed by the Group:

	For the year ended December 31,
	2016	2015	2014
	thousands EUR
Short-term employee benefits	915	526	326
Share-based payments	376	199	86

Total	1,291	725	412

The Board of Directors and members of their immediate families do not personally have any business relationship with the Group other than in their capacity as members of the Board of Directors.

Note 27 – Auditors’ Fees

The following fees have been credited for the services rendered by the Group auditors KPMG in the different jurisdictions, not including the related VAT:

	For the year ended December 31
	2016	2015
	thousands EUR
Audit (*)	1,051	592
Tax consultancy services	87	159
Other non-audit related services	68	50

(*)	Including audit related services in relation to shares issuance in the market.

Note 28 – Subsequent Events

A.

During the first quarter of 2017 the Group acquired in 9 different deals 22 assets including a total of 521 residential units and 60 commercial units in Berlin both as asset and share deals. The gross purchase price for 100% of the acquired assets amounted to EUR 124.2 million. The total annual net cold rent from the new acquisitions as at purchase amounted to EUR 4.2 million. As of December 31, 2016 the Group paid an advance of EUR 11.8 million that was recorded as advances in respect of investment properties and EUR 6.4 million that was recorded as advances in respect of trading properties.

B.

On March 21, 2017 the Company’s Board proposed to the Annual General Meeting to pay a dividend in the amount of EUR 19.8 million (EUR 0.45 per share). The Annual General Meeting will take place on May 2, 2017.

Note 29 – List of the Company Shareholdings

		Country	Shareholding and control at December 31,
			2016	2015
Company			%
1	Adest Grundstücks GmbH	Germany	99.64	99.64
2	Adoa Grundstücks GmbH	Germany	99.64	99.64
3	Adom Grundstücks GmbH	Germany	99.64	99.64
4	Adon Grundstücks GmbH	Germany	99.64	99.64
5	Ahava Grundstücks GmbH	Germany	99.64	99.64
6	Anafa 1 Grundstücks GmbH	Germany	99.64	99.64
7	Anafa 2 Grundstücks GmbH	Germany	99.64	99.64
8	Gamazi Grundstücks GmbH	Germany	99.64	99.64
9	Anafa Grundstücks GmbH	Germany	99.64	99.64
10	Badolina Grundstücks GmbH	Germany	99.64	99.64
11	Berale Grundstücks GmbH	Germany	99.64	99.64
12	Bamba Grundstücks GmbH	Germany	99.64	99.64
13	Zman Grundstücks GmbH	Germany	99.64	99.64
14	ADO Immobilien Management GmbH	Germany	100	100
15	CCM City Construction Management GmbH	Germany	100	100
16	Drontheimer Str. 4 Grundstücks GmbH	Germany	99.64	99.64
17	Eldalote Grundstücks GmbH	Germany	99.64	99.64
18	Nuni Grundstücks GmbH	Germany	99.64	99.64
19	Krembo Grundstücks GmbH	Germany	99.64	99.64
20	Tussik Grundstücks GmbH	Germany	99.64	99.64
21	Geut Grundstücks GmbH	Germany	99.64	99.64
22	Gozal Grundstücks GmbH	Germany	99.64	99.64
23	Gamad Grundstücks GmbH	Germany	99.64	99.64
24	Geshem Grundstücks GmbH	Germany	99.64	99.64
25	I.I.C Immobilien, Investitionen & Capital – Erste Immobilienverwaltung GmbH & Co KG	Germany	99.64	99.64
26	Lavlav 1 Grundstücks GmbH	Germany	99.64	99.64
27	Lavlav 2 Grundstücks GmbH	Germany	99.64	99.64
28	Lavlav 3 Grundstücks GmbH	Germany	99.64	99.64
29	Lavlav Grundstücks GmbH	Germany	99.64	99.64
30	Mastik Grundstücks GmbH	Germany	99.64	99.64
31	Maya Grundstücks GmbH	Germany	99.64	99.64
32	Merlingotik Fünfte Immobilien GmbH & Co. KG	Germany	99.64	99.64
33	Mezi Grundstücks GmbH	Germany	99.64	99.64
34	Muse Grundstücks GmbH	Germany	99.64	99.64
35	Papun Grundstücks GmbH	Germany	99.64	99.64
36	Nehederet Grundstücks GmbH	Germany	99.64	99.64
37	Neshama Grundstücks GmbH	Germany	99.64	99.64
38	Osher Grundstücks GmbH	Germany	99.64	99.64
39	Pola Grundstücks GmbH	Germany	99.64	99.64

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2016	2015
Company			%
40	ADO Properties GmbH	Germany	100	100
41	Reshet Grundstücks GmbH	Germany	99.64	99.64
42	Sababa18 Grundstücks GmbH	Germany	99.64	99.64
43	Sababa19 Grundstücks GmbH	Germany	99.64	99.64
44	Sababa20 Grundstücks GmbH	Germany	99.64	99.64
45	Sababa21 Grundstücks GmbH	Germany	99.64	99.64
46	Sababa22 Grundstücks GmbH	Germany	99.64	99.64
47	Sababa23 Grundstücks GmbH	Germany	99.64	99.64
48	Sababa24 Grundstücks GmbH	Germany	99.64	99.64
49	Sababa25 Grundstücks GmbH	Germany	99.64	99.64
50	Sababa26 Grundstücks GmbH	Germany	99.64	99.64
51	Sababa27 Grundstücks GmbH	Germany	99.64	99.64
52	Sababa28 Grundstücks GmbH	Germany	99.64	99.64
53	Sababa29 Grundstücks GmbH	Germany	99.64	99.64
54	Sababa30 Grundstücks GmbH	Germany	99.64	99.64
55	Sababa31 Grundstücks GmbH	Germany	99.64	99.64
56	Sababa32 Grundstücks GmbH	Germany	99.64	99.64
57	Shemesh Grundstücks GmbH	Germany	99.64	99.64
58	Stav Grundstücks GmbH	Germany	99.64	99.64
59	Tamuril Grundstücks GmbH	Germany	99.64	99.64
60	Tara Grundstücks GmbH	Germany	99.64	99.64
61	Tehila1 Grundstücks GmbH	Germany	99.64	99.64
62	Tehila2 Grundstücks GmbH	Germany	99.64	99.64
63	Tehila Grundstücks GmbH	Germany	99.64	99.64
64	Trusk Grundstücks GmbH	Germany	99.64	99.64
65	Wernerwerkdamm 25 Berlin Grundstücks GmbH	Germany	99.64	99.64
66	Yarok Grundstücks GmbH	Germany	99.64	99.64
67	Yahel Grundstücks GmbH	Germany	99.64	99.64
68	Yussifun Grundstücks GmbH	Germany	99.64	99.64
69	Bombila Grundstücks GmbH	Germany	99.64	99.64
70	ADO SBI Holdings S.A. & Co. KG	Germany	94	94
71	Central Facility Management GmbH	Germany	100	100
72	Sheket Grundstücks GmbH	Germany	100	100
73	Seret Grundstücks GmbH	Germany	100	100
74	Melet Grundstücks GmbH	Germany	100	100
75	Yabeshet Grundstücks GmbH	Germany	100	100
76	ADO Finance B.V.	Holland	100	100
77	Yadit Grundstücks GmbH	Germany	100	100
78	Zamir Grundstücks GmbH	Germany	100	100
79	Arafel Grundstücks GmbH	Germany	100	100
80	Sharav Grundstücks GmbH	Germany	100	100
81	Sipur Grundstücks GmbH	Germany	100	100
82	Matok Grundstücks GmbH	Germany	100	100
83	Barbur Grundstücks GmbH	Germany	94.9	94.9
84	Parpar Grundstücks GmbH	Germany	100	100
85	Jessica Properties B.V.	Holland	94.50	94.50
86	Alexandra Properties B.V.	Holland	94.44	94.44
87	Marbien B.V.	Holland	94.90	94.90
88	Meghan Properties B.V.	Holland	94.44	94.44
89	Matok Löwenberger Straße Grundstücks GmbH	Germany	100	100
90	Songbird 1 ApS	Denmark	60	60
91	Songbird 2 ApS	Denmark	60	60
92	Joysun 1 B.V.	Holland	60	60
93	Joysun 2 B.V.	Holland	60	60
94	Yona Investment GmbH & Co. KG	Germany	60	60

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2016	2015
Company			%
95	Yanshuf Investment GmbH & Co. KG	Germany	60	60
96	Ziporim Investment GmbH	Germany	60	60
97	Ofek 1 Grundstücks GmbH	Germany	100	100
98	Ofek 2 Grundstücks GmbH	Germany	100	100
99	Ofek 3 Grundstücks GmbH	Germany	100	100
100	Ofek 4 Grundstücks GmbH	Germany	100	100
101	Ofek 5 Grundstücks GmbH	Germany	100	100
102	Galim 1 Grundstücks GmbH	Germany	100	100
103	Galim 2 Grundstücks GmbH	Germany	100	100
104	Galim 3 Grundstücks GmbH	Germany	100	100
105	JS Nestorstrasse Grundstücks GmbH	Germany	60	60
106	JS Florapromenade Grundstücks GmbH	Germany	60	60
107	JS Cotheniusstrasse Grundstücks GmbH	Germany	60	60
108	JS Tauroggener Grundstücks GmbH	Germany	60	60
109	JS Kiehlufer Grundstücks GmbH	Germany	60	60
110	JS Rubenstrasse Grundstücks GmbH	Germany	60	60
111	Yona Stettiner Grundstücks GmbH	Germany	60	60
112	Yona Schul Grundstücks GmbH	Germany	60	60
113	Yona Otawi Grundstücks GmbH	Germany	60	60
114	Yona Strom Grundstücks GmbH	Germany	60	60
115	Yona Gutenberg Grundstücks GmbH	Germany	60	60
116	Yona Kameruner Grundstücks GmbH	Germany	60	60
117	Yona Schichauweg Grundstücks GmbH	Germany	60	60
118	Yona Alt-Tempelhof Grundstücks GmbH	Germany	60	60
119	Yona Gruberzeile Grundstücks GmbH	Germany	60	60
120	Yona Schloss Grundstücks GmbH	Germany	60	60
121	Yona Lindauer Grundstücks GmbH	Germany	60	60
122	Yona Nogat Grundstücks GmbH	Germany	60	60
123	Yona Bötzow Grundstücks GmbH	Germany	60	60
124	Yona Herbst Grundstücks GmbH	Germany	60	60
125	Yona Danziger Grundstücks GmbH	Germany	60	60
126	Yona Schön Grundstücks GmbH	Germany	60	60
127	Yanshuf Kaiser Grundstücks GmbH	Germany	60	60
128	Yanshuf Binz Grundstücks GmbH	Germany	60	60
129	Yanshuf Antonien Grundstücks GmbH	Germany	60	60
130	Yanshuf See Grundstücks GmbH	Germany	60	60
131	Yanshuf Hermann Grundstücks GmbH	Germany	60	60
132	Yanshuf Schmidt-Ott Grundstücks GmbH	Germany	60	60
133	Hanpaka Holding GmbH	Germany	100	100
134	Hanpaka Immobilien GmbH	Germany	94.90	94.90
135	Dvash 1 Holding GmbH	Germany	100	100
136	Dvash 2 Holding GmbH	Germany	100	100
137	Dvash 3 B.V.	Holland	100	100
138	Rimon Holding GmbH	Germany	100	100
139	Bosem Grundstücks GmbH	Germany	100	100
140	Rimon Grundstücks GmbH	Germany	94.90	94.90
141	Dvash 21 Grundstücks GmbH	Germany	94.90	94.90
142	Dvash 22 Grundstücks GmbH	Germany	94.90	94.90
143	Dvash 23 Grundstücks GmbH	Germany	94.90	94.90
144	Dvash 24 Grundstücks GmbH	Germany	94.90	94.90
145	Dvash 11 Grundstücks GmbH	Germany	94.90	94.90
146	Dvash 12 Grundstücks GmbH	Germany	94.90	94.90
147	Dvash 13 Grundstücks GmbH	Germany	94.90	94.90

Note 29 – List of the Company Shareholdings (continued)

		Country	Shareholding and control at December 31,
			2016	2015
Company			%
148	Dvash 14 Grundstücks GmbH	Germany	94.90	94.90
149	ADO FC Management Unlimited Company	Ireland	100	100
150	5. Ostdeutschland Invest GmbH	Germany	94.90	—
151	8. Ostdeutschland Invest GmbH	Germany	94.90	—
152	Horef Holding GmbH	Germany	100	—
153	Dekel Grundstücks GmbH	Germany	100	—
154	Silan Holding GmbH	Germany	100	—
155	Brandenburg Properties 5 S.à.r.l.	Luxembourg	94.90	—
156	Horef Grundstücks GmbH	Germany	94.93	—

ADO Properties S.A. Prospectus    ●    CBRE

VALUATION REPORT

in the form of a condensed valuation report (“Valuation Report”) of the determination of Fair Value carried out by CBRE in accordance with the International Financial Reporting Standards (IFRS), the International Standards for the Valuation of Real Estate for Investment Purposes (“International Valuation Standards”) and the RICS Valuation – Global Standards (2017 – Red Book) der Royal Institution of Chartered Surveyors, that relates to the issuing of new shares issued in connection with the public tender offer by ADO Properties S.A. (the ”Company”1) for shares of Adler Real Estate Aktiengesellschaft. The valuation report comprises a total of 446 valuation units as at 30 June 2019. With the exception of two valuation units in Oranienburg and one valuation unit in Nuthetal all valuation units are located in the city of Berlin. The majority of the 446 valuation units in the portfolio are residential buildings with less than 20% commercial use (359 valuation units). The remainder comprises mixed-use buildings with more than 20% and up to 80% commercial use (72 valuation units), 14 commercial buildings with more than 80% commercial use and one parking unit without area. In total, the portfolio consists of 22,139 residential units (of which 1,823 are under public rent control), 1,562 commercial units, 631 miscellaneous units and 6,074 parking lots. The total lettable area of the portfolio adds up to 1,644,425 sq m. The area is split into 1,462,717 sq m residential area and 181,708 sq m commercial area.

Date of Valuation:	30 June 2019

Date of Valuation Report:	20 January 2020

Valuer:	CBRE GmbH Große Gallusstraße 18 60312 Frankfurt/Main Deutschland “CBRE“

Addressees:	ADO Properties S.A. 1B Heienhaff L1736 Senningerberg Luxembourg

and
JP Morgan AG Taunustor 1 60310 Frankfurt am Main Germany (in their capacity as Listing Agent)

CBRE is a “Gesellschaft mit beschränkter Haftung” (limited liability company), registered under commercial law in Germany under the company registration number 13347. The German company CBRE GmbH was established on April 3, 1973 and has its registered office at Große Gallusstraße 18, 60312 Frankfurt/Main, Germany.

CBRE is not a company that is regulated by any regulatory authority; however, in its valuation department it employs amongst others members of the Royal Institution of Chartered Surveyors (RICS), and valuers certified by HypZert GmbH.

[1]	The “Company” herein referred to as “ADO”.

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SUMMARY OF THE VALUATION CONCLUSIONS

Upon the assumption that, after reasonable inquiry of the Company, there are no onerous restrictions or unusual outgoings of which we have no knowledge and based on the specific comments and assumptions set out in this Valuation Report, we are of the opinion that the aggregate of the individual Fair Values (net) of the freehold / ground-leasehold interests in the assets in the portfolio, rounded on asset-to-asset basis, as at 30 June 2019 and held as at that date, is:

4,380,083,000 EUR

(four billion three-hundred-eighty million and eighty-three thousand Euros)

The unrounded net capital value is 4,380,534,525 EUR. The unrounded gross capital value is 4,734,924,788 EUR including 354,390,263 EUR purchaser’s costs (8.1%).

The assessment of the Fair Value was carried on asset-to-asset basis. The aggregate of the individual Fair Values presented here takes account of the marketing period and the transaction costs of the individual assets and does not reflect any discounts or premiums on the sales of the whole portfolio or if part of the portfolio were to be marketed simultaneously or in lots.

CBRE has not been engaged to update the CBRE valuation for the purpose of the Prospectus, has no obligation to do so and has not updated the CBRE valuation after the date of valuation, 30 June 2019.

The following table shows aggregated key asset data for the portfolio:

Fair Value	4,380,083,000 EUR
Total lettable area:	1,644,425 sq m
Average Fair Value per sq m lettable area:	2,664 EUR

Current annual rental income (gross):	137,777,127 EUR
Potential annual rental income (gross):	144,001,120 EUR
Annual market rent (gross):	168,844,217 EUR

Multiplier (based on current rent):	31.8 times
Multiplier (based on potential rent):	30.4 times
Multiplier (based on market rent):	25.9 times

Net initial yield (based on current rent):	2.40%
Net initial yield (based on potential rent):	2.56%
Net initial yield (based on market rent):	3.08%

Our opinion of “Fair Value” is based upon the scope of work and valuation assumptions as detailed in Part 3 “Explanation of Valuation” and Part 4 “Valuation Conclusions” of this Valuation Report and has been derived mainly using recent comparable market evidence on arm’s length terms.

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1	BASIS OF VALUATION

1.1	Preamble

CBRE has been valuing the ADO portfolio for the Company since 2015 for accounting purposes. CBRE provides semi-annual update valuations with full valuation reports.

1.2	Instruction

CBRE has been appointed to undertake a Fair Value valuation of the Company’s assets held as at 30 June 2019 and to prepare a valuation report.

The valuation is based on the information provided for previous valuations (see preamble) and on current data provided by the Company as at 30 June 2019 (date of rent roll: 30 June 2019).

1.3	Purpose of Valuation

We acknowledge that our Valuation Report will be used by the Company as one of many sources for the determination of the Fair Value of its properties as part of the prospectus that relates to (i) the issuing of new shares in connection with the optional public tender offer by ADO Properties S.A. to the shareholders of Adler Real Estate Aktiengesellschaft in form of an offering of exchange and (ii) the ensuing admission of new shares of ADO Properties S.A: to the regulated Frankfurt stock exchange..

The Valuation Report complies with the legal requirements, in particular the European Commission Regulation (EC) 2017/1129 dated 14 June 2017 and paragraphs 128 to 130 of the European Securities and Market Authority (ESMA), update of the Committee of European Securities Regulators’ (CESR) recommendations for the consistent implication of (EC) no. 809/2004.

1.4	Addressees

The present Valuation Report is addressed to:

•	ADO Properties S.A., – Luxembourg; 1B Heienhaff, L1736 Senningerberg, Luxembourg;

•	JP Morgan AG; Taunustor 1, 60310 Frankfurt am Main, Deutschland.

1.5	Publication

CBRE acknowledges and agrees that the Valuation Report will be published in an unabbreviated form in the Prospectus and will be referred to in marketing and other materials prepared in the context of (i) the issuing of new shares in connection with the optional public tender offer by ADO Properties S.A. to the shareholders of Adler Real Estate Aktiengesellschaft in form of an offering of exchange and (ii) the ensuing admission of new shares of ADO Properties S.A: to the regulated Frankfurt stock exchange. The Prospectus will be accessible to potential Investors on the Company’s website. Apart from that, neither the whole nor any part of our Valuation Report nor any references thereto may be included in any published document, circular statement nor published in any way without our prior written approval of the form and context in which it will appear.

1.6	Date of Valuation

The valuation date is 30 June 2019.

1.7	Subject Assets

In accordance with the valuation instructions, the subject of the valuation is ADO’s assets held as at 30 June 2019. The valuation report comprises a total of 446 valuation units as at 30 June 2019. With the exception of two valuation units in Oranienburg and one valuation unit in Nuthetal all valuation units are located in the city of Berlin. The majority of the 446 valuation units in the portfolio are residential buildings with less than 20% commercial use (359 valuation units). The remainder comprises mixed-use buildings with more than 20% and up to 80% commercial use (72 valuation units), 14 commercial buildings with more than 80% commercial use and one parking unit without area.

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In total, the portfolio consists of 22,139 residential units (of which 1,823 are under public rent control), 1,562 commercial units, 631 miscellaneous units and 6,074 parking lots. The total lettable area of the portfolio adds up to 1,644,425 sq m. The area is split into 1,462,717 sq m residential area and 181,708 sq m commercial area.

1.8	Tenure

1.8.1	Freehold

Of the 446 valuation units 444 valuation units are freehold-equivalent. Furthermore, 75 of the 444 freehold-equivalent valuation units are separated into condominiums according to German Condominium Act (“WEG”).

In addition, there is an owner’s heritable building right in the valuation unit VU_7011b. The commercial units (ground floor) are not part of the owner’s heritable building right. Furthermore, there is a further owner’s heritable building right in the valuation unit VU_1606.

1.8.2	Heritable building right

With reference to the land register extracts provided by the Company, the two valuations units VU_8611 and VU_4802b are subject to heritable building rights.

1.9	Compliance with Valuation Standards

This valuation has been prepared in accordance with the RICS Valuation – Global Standards 2017, (Red Book), published by the Royal Institution of Chartered Surveyors. The property details on which each valuation is based are as set out in this report.

The guidelines of the International Valuation Standards Council (IVSC) correspond to the guidelines of the RICS with respect to the definition and interpretation of market value.

We confirm that we have sufficient current local and national knowledge of the particular property market involved and have the skills and understanding to undertake the valuation(s) competently.

Where the knowledge and skill requirements of The Red Book have been met in aggregate by more than one valuer within CBRE, we confirm that a list of those valuers has been retained within the working papers, together with confirmation that each named valuer complies with the requirements of The Red Book.

This Valuation is a professional opinion and is expressly not intended to serve as a guarantee of any particular value of the subject property. Other valuers may reach different conclusions as to the value of the subject property. This Valuation is for the sole purpose of providing the intended user with the Valuer’s independent professional opinion of the value of the subject property as at the valuation date.

1.10	Capital Values

The valuation has been prepared on the basis of “Fair Value” according to IAS 40 in connection with IFRS 13.9 of the “International Financial Reporting Standards” which has been published by the “International Accounting Standards Board” (IASB) and is defined as:

“The price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.”

“Fair Value” is effectively the same as “Market Value” according to Valuation Practise Statements (VPS) 4 of the Valuation Global Standards (2017 – Red Book) of the Royal Institution of Chartered Surveyors (RICS), London which is defined as:

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion”.

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1.11	Currency

The currency used in the Valuation Report is Euro (EUR).

1.12	Documents and Information provided

CBRE has assumed that it was provided with all information and documents that were relevant to CBRE in carrying out this appraisal report. We have assumed that the information and documentation had unrestricted validity and relevance as at the date of valuation.

1.13	Deleterious Material etc.

Since no information to the contrary has been brought to our attention, we have assumed that there are no building materials or structures and no characteristics of the site that could endanger or have a deleterious effect on either the fitness of the subject properties for its purpose or the health of its occupiers and users. Common examples include high alumina cement concrete, calcium chloride, asbestos and wood wool as permanent shuttering.

1.14	Site Conditions

We did not carry out investigations on site in order to determine the suitability of ground conditions and services, nor did we undertake environmental, archaeological, or geotechnical surveys. Unless notified to the contrary, our valuations were carried out on the basis that these aspects are satisfactory and also that the site is clear of underground mineral or other workings, methane gas, or other noxious substances.

In the case of a property which may have redevelopment potential, we have assumed that the site has load bearing capacity suitable for the anticipated form of redevelopment without the need for additional and expensive foundations or drainage systems. Furthermore, we have assumed in such circumstances that no unusual costs will be incurring in the demolition and removal of any existing structure on the property.

1.15	Environmental Contamination

We have neither carried out nor evaluated any environmental impact assessment, which may indicate a real or potential environmental impact. Furthermore, we have not undertaken any investigation into the past or present uses of either the properties or any adjoining or nearby land, to establish whether there is any potential for contamination from these uses and assume that none exists.

Based on the information provided by the Company, the following 66 of the 446 valuation units are listed in the register of potentially contaminated sites.

Valuation Unit	City	Postal Code	Address
VU_3801	Berlin	13359	Drontheimer Str. 20
VU_1014	Berlin	10559	Birkenstr. 56
VU_1093	Berlin	10553	Huttenstr. 6, 7; Rostocker Str. 47-50, 52
VU_1094	Berlin	10553	Huttenstr. 8, 9
VU_1101	Berlin	10559	Rathenower Str. 25
VU_1701	Berlin	10559	Turmstr. 24; Lübecker Str. 52
VU_2101	Berlin	13357	Pankstr. 46
VU_2201	Berlin	13055	Große-Leege-Str. 97, 98
VU_2901	Berlin	13347	Oudenarder Str. 22
VU_3401	Berlin	13349	Müllerstr. 59b
VU_3901	Berlin	10551	Birkenstr. 47
VU_4601	Berlin	12439	Brückenstr. 27
VU_4702	Berlin	13089	Prenzlauer Promenade 47-48; Treskowstr. 30-34

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Valuation Unit	City	Postal Code	Address
VU_4807	Berlin	13353	Föhrer Str. 3, 4, 5; Buchstr. 9
VU_5401	Berlin	10551	Putlitzstr. 14
VU_5402	Berlin	13349	Müllerstr. 118
VU_5902	Berlin	10777	Regensburger Str. 10a
VU_6201	Berlin	13359	Koloniestr. 28
VU_6202	Berlin	10553	Huttenstr. 30
VU_6402	Berlin	13347	Reinickendorfer Str. 120
VU_7001	Berlin	14193	Friedrichsruher Str. 33, 33 a–c; Cunostr. 52, 52a
VU_7003	Berlin	14193	Friedrichsruher Str. 14, 15, 17, 18, 20, 21, 23
VU_7023	Berlin	13359	Gotenburger Str. 1, 3, 5; Prinzenallee 65, 66
VU_7024	Berlin	13359	Osloer Str. 33; Drontheimer Str. 1; Koloniestr. 143
VU_7061	Berlin	12043	Karl-Marx-Str. 170, 172; Mittelweg 10, 12, 14, 16
VU_7094	Berlin	14059	Stülpnagelstr. 7, 9, 11, 11a, 13
VU_7096	Berlin	12103	Burgemeisterstr. 30, 32, 34, 36; Friedrich-Wilhelm-Str. 52, 54, 54a, 54b
VU_8011	Berlin	13359	Wollankstr. 32-39
VU_8181	Berlin	13347	Schulstr. 52-53, Martin-Opitz-Str. 8-9
VU_8191	Berlin	13351	Otawistr. 3, 5
VU_8221	Berlin	13351	Kameruner Str. 9
VU_8231	Berlin	12307	Schichauweg 56, 60, 62, 64
VU_8241	Berlin	12099	Alt-Tempelhof 5, 7; Götzstr. 11, 11a, 11b
VU_8354	Berlin	13351	Transvaalstr. 13
VU_8362	Berlin	13353	Seestr. 23
VU_8371	Berlin	12049	Hermannstr. 44, 45; Selchower Str. 35
VU_8604	Berlin	12161	Bundesallee 64, 65
VU_8905	Berlin	14059	Sophie-Charlotten-Str. 24
VU_8422	Berlin	13593	Blasewitzer Ring 1-21 odd
VU_9021	Berlin	10119	Alte Schönhauser Str. 13
VU_9031	Berlin	13403	Auguste-Viktoria-Allee 45-47; Antonienstr. 51
VU_9055	Berlin	10247	Frankfurter Allee 51; Samariterstr. 1
VU_9044	Berlin	14199	Hohenzollerndamm 53
VU_9033	Berlin	13353	Müllerstr. 138d
VU_9015	Berlin	10559	Perleberger Str. 17
VU_7062	Berlin	10783	Potsdamer Str. 203; Steinmetzstr. 39, 39a, 39b
VU_8974	Berlin	12045	Sonnenallee 77
VU_7043	Berlin	10553	Beusselstr. 31
VU_9121	Berlin	10707	Olivaer Platz 8, 9, 10
VU_9131	Berlin	13353	Sprengelstr. 39
VU_9167	Berlin	10589	Kaiserin-Augusta-Allee 40
VU_9182	Berlin	13357	Hochstr. 33
VU_1606	Berlin	12559	Salvador-Allende-Str. 76 a-u

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Valuation Unit	City	Postal Code	Address
VU_9281	Berlin	10997	Wrangelstr. 64
VU_9301	Berlin	12347	Buschrosensteig 5-7
VU_1603	Berlin	13595	Adamstr. 11 /Földerichstr. 40,42
VU_2203	Berlin	12109	Mariendorfer Damm 88-90
VU_9411	Berlin	13359	Koloniestr. 27
VU_9431	Berlin	13357	Pankstr. 80
VU_9531	Berlin	13583	Seegefelder Str. 59 / Staakener Str. 7
VU_9461	Berlin	13409	Ritterlandweg 40
VU_9372	Berlin	12309	Groß-Ziethener Str. 84-104, Nahariyastr. 40, Skarbinastr. 78-88 (Ringo II)
VU_9194	Berlin	10315	Alt-Friedrichsfelde 86
VU_7102	Berlin	12555	Kiekebuschstr. 9
VU_9222	Berlin	12487	Louis-Bleriot-Str. 5; Sportfliegerstr. 9
VU_9571	Berlin	13347	Liebenwalder Str. 41

Currently there is no indication that the above-mentioned sites pose a threat to public health or unacceptable conditions due to substances hazardous to the environment. We must point out that findings of contaminations might lead to an effect on value in the event of future structural alterations; these have not been taken into account in the present valuation. We assume there is no effect on value and that the information provided by the local authority is correct and up-to-date. Furthermore, we assume that the current use of the properties will continue to be viable in the medium to long term and therefore that no construction works will be necessary. For the purposes of this valuation, we therefore assume that the suspected contamination would not have a significant effect on value.

Furthermore, there are six valuation units which are not listed but also named in the information of the local authority, due to the former commercial use.

Valuation Unit	City	Postal Code	Address
VU_6401	Berlin	12051	Emser Str. 40
VU_9192	Berlin	12459	Tabbertstr. 34
VU_9195	Berlin	13347	Lindower Str. 23
VU_9381	Berlin	10551	Emdener Str. 29
VU_9441	Berlin	10553	Wittstocker Str. 19
VU_9493	Berlin	10555	Jagowstr. 18

For 60 of the 446 valuation units we have not been provided with an extract of the register of potentially contaminated sites. For these and all other valuation units, for the purposes of our valuation we have assumed that the subject properties are free from contamination and that the present and previous uses do not indicate a substantial potential for contamination.

1.16	Legal Requirements / Consents and Authorisation for the Use of the Property

An investigation of the compliance of the properties with legal requirements (including (permanent) planning consent, building permit, acceptance, restrictions, building, fire, health and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building has not been carried out.

In preparing our valuation, we have assumed that all necessary consents and authorisations for the use of the properties and the processes carried out at the properties are in existence, will continue to subsist and are not subject to any onerous conditions.

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1.17	Taxes, Contributions, Charges

We have assumed that all public taxes, contributions, charges etc. which could have an effect on value will have been levied and paid as at the date of valuation.

1.18	Insurance Policy

We have assumed that the subject properties are covered by a valid insurance policy that is adequate both in terms of the sum assured and the types of potential loss covered.

1.19	Town planning and Road Proposals

We have not undertaken planning enquiries but have relied upon the information provided where appropriate. For the purposes of our valuation we assumed that there are no adverse town planning, highways or other schemes or proposals that will have a detrimental effect on our valuations.

1.20	Statements by Public Officials

In accordance with established legal practice, we have not regarded statements by public officials, particularly regarding factual information, as binding. We do not assume any liability for the application of any such statements or information in the subject appraisal report.

1.21	Assumptions regarding the Future

For the purpose of determining the Fair Value of the subject properties, we have assumed that the existing business will continue (as regards both manner and extent of usage of the subject properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject properties.

1.22	Tenants

No investigations have been carried out concerning either the status of payments of any contractually agreed rent or ground rent at the date of valuation, or of the creditworthiness of any tenant(s). Since no information to the contrary has been brought to our attention, we have assumed that there are no outstanding rental payments and that there are no reservations concerning the creditworthiness of any of the tenants.

1.23	Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulation etc.)

Since no information to the contrary has been brought to our attention, we have assumed that the properties are free from any pending litigation, that the ownership is unencumbered and that there are no other legal restrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which might adversely affect value. Further information on existing easements can be found under the heading 3.4.16.

Important: Should any of the information or assumptions on which the valuation is based be subsequently found incorrect or incomplete, our calculations may need to be amended and the valuation figure may also be incorrect and should be re-evaluated. We therefore cannot accept any liability for the correctness of this assessment or for any loss or damage resulting there from.

1.24	Verification

We recommend that before any financial transaction is entered into based upon these valuations, you obtain verification of the information contained within our valuation statement and the validity of the assumptions we have adopted.

We would advise you that whilst we have valued the properties reflecting current market conditions, there are certain risks, which may be or may become uninsurable. Before undertaking any financial transaction based upon this valuation, you should satisfy yourselves as to the current insurance cover and the risks that may be involved should an uninsured loss occur.

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1.25	Conflict of Interest

We hereby confirm that we have no existing potential conflict of interest in providing the valuation report, either with the Company or with the properties.

Furthermore, we confirm that we will not benefit (other than from receipt of the valuation fee) from this valuation instruction.

1.26	Assignment of Rights

The Addressee of the Valuation Report is not entitled to assign its rights – either in whole or in part – to third parties.

1.27	Place of Performance and Jurisdiction

German law applies. The place of performance and jurisdiction is Frankfurt am Main. For the avoidance of doubt, the German-speaking version has priority over the English-speaking version of this report.

2	Asset Holdings

The geographical distribution of the valuation units as well as the proportional distribution of the lettable area, rental income and reported values by location, are shown in the following parts. The locations are divided into the districts of Berlin and into the locations Oranienburg and Nuthetal.

2.1	Geographic Allocation

With the exception of two valuation units in Oranienburg and one valuation unit in Nuthetal all valuation units are located in the city of Berlin.

The following map shows the allocation of the 446 valuation units within the districts of Berlin as well as in Oranienburg and Nuthetal.

Source: GeoBasis-DE / BGK 2015, OpenStreetMap contributors

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2.2	Fair Value (EUR) by location

The total Fair Value of the valuation subject amounts to 4,380,083,000 EUR. The district Neukölln has the largest proportion (15.8%) with a Fair Value of 691,380,000 EUR. It is followed by the districts Spandau with 644,180,000 EUR (14.7%), Charlottenburg-Wilmersdorf with 565,390,000 EUR (12.9%), Tempelhof-Schöneberg with 520,470,000 EUR (11.9%) and Mitte with 484,913,000 EUR (11.1%). These five locations represent approximately two-thirds of the total portfolio Fair Value. The smallest proportion has Nuthetal with 0.1% (3,500,000 EUR).

2.3	Fair Value per Lettable Area (EUR per sq m) by Location

The chart below shows the Fair Value per sq m lettable area by location. The average Fair Value per sq m of the portfolio amounts to 2,664 EUR. The highest average Fair Value per sq m (3,674 EUR) was determined in the district Friedrichshain-Kreuzberg. Oranienburg is the location with the lowest average Fair Value per sq m (1,365 EUR).

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2.4	Total Lettable Area (sq m) by Location

The valuation subject has a total lettable area of 1,644,425 sq m. With 303,555 sq m the valuation units located in the district Spandau have the largest proportion, representing 18.5% of the total portfolio area. Approximately 15.4% of the total area is located in the district Neukölln (253,788 sq m), 13.4% in the district Reinickendorf (219,559 sq m), 11.5% in the district Tempelhof-Schöneberg (189,318 sq m) and 10.7% in the district Charlottenburg-Wilmersdorf (176,688 sq m). These five biggest locations by area represent approximately two-thirds of the total portfolio. The smallest proportion of the total portfolio area has Nuthetal with 0.1% (1,497 sq m).

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2.5	Current Gross Rental Income (EUR p.a.) by Location

The current annual gross rental income of the portfolio (current annual rent per month according to tenant list x 12) amounts to 137,777,127 EUR. The properties located in the district Neukölln have the highest proportion of the current gross rental income of all locations (22,284,780 EUR). The district Spandau represents the location with the second largest proportion of the gross rental income (21,442,905 EUR), followed by the district Charlottenburg-Wilmersdorf (16,533,803 EUR), the district Reinickendorf (16,001,254 EUR) and the district Tempelhof-Schöneberg (16,250,579 EUR). These five biggest locations represent approximately two-thirds of the total portfolio’s GRI.

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2.6	Vacancy Rate by Location

The average vacancy rate of the portfolio is 3.5%. The valuation units located in the district Friedrichshain-Kreuzberg have the lowest average vacancy rate of all locations with 2.2%. The valuation unit located in Nuthetal (Brandenburg; in tital 1,497 sq m) has the highest average vacancy rate (10.8%). The valuation units located in the district Neukölln, the location with the biggest proportion of Fair Value, have an average vacancy rate of 2.4%.

2.7	Lettable Area by Period of Construction

The construction years of the valuation units within the portfolio are broadly diversified. Buildings with the date of construction between 1965 and 1972 (34.3% of the lettable area) and old buildings with the date of construction before 1919 (28.8% of the lettable area) have the largest proportion of the portfolio.

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2.8	Portfolio Breakdown

The following table shows the breakdown of the valuation results by location (districts of Berlin, Oranienburg and Nuthetal).

Borough	Residential Units	Commercial Units	Total Area	Vacancy Rate	G RI on Current	G RI on Market	Market Value Total	Market Value per sq m
			m²	%	EUR	EUR	EUR	EUR/ sq m
Berlin – Neukölln	3,556	192	253,788	2.4%	22,284,780	26,509,060	691,380,000	2,724
Berlin – Spandau	4,350	90	303,555	3.7%	21,442,905	26,322,469	644,180,000	2,122
Berlin – Charlottenburg-Wilmersdorf	2,191	164	176,688	5.0%	16,533,803	20,768,513	565,390,000	3,200
Berlin – Tempelhof-Schöneberg	2,313	181	189,318	3.4%	16,250,579	20,490,321	520,470,000	2,749
Berlin – Mitte	2,327	186	165,300	3.9%	13,737,365	18,269,571	484,913,000	2,934
Berlin – Reinickendorf	3,074	62	219,559	3.4%	16,001,254	19,143,608	478,600,000	2,180
Berlin – Pankow	1,072	199	97,191	2.4%	9,025,805	10,743,177	296,640,000	3,052
Berlin – Friedrichshain-Kreuzberg	823	75	58,791	2.2%	6,256,553	7,634,881	216,020,000	3,674
Berlin – Lichtenberg	886	201	51,454	3.6%	4,751,909	5,409,165	137,050,000	2,664
Berlin – Marzahn-Hellersdorf	553	132	52,162	4.6%	4,542,998	4,956,120	123,170,000	2,361
Berlin – Treptow-Köpenick	514	58	42,224	5.2%	3,816,549	4,720,984	119,820,000	2,838
Berlin – Steglitz-Zehlendorf	375	15	27,632	3.2%	2,692,085	3,287,758	91,760,000	3,321
Oranienburg	90	0	5,266	4.6%	302,285	426,546	7,190,000	1,365
Nuthetal	15	7	1,497	10.8%	138,256	162,045	3,500,000	2,338
AVERAGE	22,139	1,562	1,644,425	3.5%	137,777,127	168,844,217	4,380,083,000	2,664

3	EXPLANATION OF VALUATION

3.1	Inspections

In accordance with the instructions, the valuation of the properties was carried out on an individual level.

As part of the previous valuations (see preamble), since 2015 all properties were fully inspected (internal and external inspection) at least once. As part of the half-year and year-end valuations, CBRE conducted again external inspections of the entire portfolio.

3.2	Method of Valuation

3.2.1	Discounted Cash Flow (DCF)

The determination of the Fair Value of the individual assets has been carried out using the internationally recognised Discounted Cash Flow (DCF) method. This method, which is based on dynamic investment calculations, allows valuation parameters to be reflected explicitly and, therefore, combines a transparent arithmetical determination of Market Value with comparison elements (in relation to market rents, costs, Fair Value etc.). In the DCF method, the future income and expenditure flows associated with the subject asset are explicitly forecasted over a 10-year period of detailed consideration, assuming a letting scenario which is not taking into account any potential privatisations of individual apartments. The cash flows calculated for the period of detailed consideration are discounted, monthly in advance, to the date of valuation, allowing the effect on the current Market Value of the receipts and payments at varying dates during the 10-year period to be properly reflected.

The discount rate chosen reflects not only the market situation, location, condition and letting situation of the asset and the yield expectations of a potential investor but also the level of security of the forecast future cash flows. As the discounting process means that the effect of future cash flows reduces in importance while at the same time the uncertainty of forecasting tends to increase over time, it is usual in real estate investment considerations for the sustainable net rental income after a ten-year time horizon (the period of detailed consideration) to be capitalised, using a growth-implicit yield, and then discounted to the date of valuation.

The assumptions adopted in the valuation model reflect the average estimates based on comparable data (if available) that would be made at the respective date of valuation by investors active in the market. The result of

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the DCF method is, therefore, the price that a relevant investor in the market would be prepared to pay for the asset at the respective date of valuation, in order to achieve a return from the proposed investment that is in line with present asset market expectations.

3.2.2	Rental Values

Rental values indicated in this report are those which have been adopted by us as appropriate in assessing the capital value or the letting potential of the properties, subject to market conditions that are either current or expected in the short term. They are mainly based on recent lease agreements within the properties, our experience of the markets and our knowledge of actual comparable market activity.

3.2.3	Berlin Rental Freeze Proposition

On November 26th, the Berlin Senate of the governing social democrat-socialist-green coalition concluded the Rental Freeze Proposition for Berlin. The rent level of existing and new leases of residential apartments completed before 2014 and with exception of publicly subsidized apartments will remain stable for five years at the level as at June, 18th, 2019. Furthermore, starting from October, 1st, 2020 the key regulation will be as follows:

•	Existing rents (plus, if applicable, individual adjustments) will have to be decreased to the rent level of the local rental table 2013 plus 20%

•	Rents of re-lettings (plus, if applicable, individual adjustments) will have to be decreased to the rent level of the local rental table 2013 plus 13.5% (compensation for inflation)

From a valuation perspective, as at June, 30th, 2019, and the writing of this condensed report, however, the realization and the details are still unclear. According to current press articles, the Berlin Senate is still working on an accurate wording of the legislative text and it is expected that the official enacting of the Berlin Parliament (“Abgeordnetenhaus”) will be at the earliest in the plenary session, January, 30th, or February, 20th, 2020.

From a legal perspective there is a debate whether the free market rental law is exclusively ruled by federal building legislation (“Baugesetzbuch”, “Mietpreisbremse”) or if individual laws or decrees can be passed by a federal state parliament. A check of compatibility of this rental freeze act with constitutional law in front of the Berlin Constitutional Court (“Verfassungsgerichtshof Berlin”) or the Federal Constitutional Court (“Bundesverfassunggericht”) will be pursued by members of parliament from the political parties CDU/CSU und FDP after enactment.

From a valuation perspective, as at June, 30th, 2019, and the writing of this condensed report, we do not incorporate any changes in the cashflow of our DCF model as there is no existing legal framework for it. The assessment of the market rent, independent from the valuation methodology, is carried out based on the current federal legislation of the capping of rents of new leases (“Mietpreisbremse”).

In terms of market sentiment from the direct investors’ side, we so far haven’t seen any decreases in pricing. Investors are just more cautious and transaction processes are on hold. At the beginning of November, we carried out a survey based on real transaction prices from the local land valuation board and asking prices, both for multifamily houses in Berlin. By comparing July to October 2019 with the first half of 2019 the result of our analysis is that both sources of information indicate stable to slightly increasing prices despite the announcement of the rental freeze proposition. Therefore, our discount and exit cap rates as for today remain stable.

As we are not legal experts, we cannot forecast how this rent freeze proposition will finally end up. From our perspective it is for sure that there will be a long-term legal dispute, as even the legal experts have different opinions on this subject in detail.

3.3	General Valuation Assumptions

3.3.1	The property

Landlord’s fixtures such as lifts, escalators, central heating and other normal service installations have been treated as an integral part of the building and are included within our valuations. Tenant-specific process plant and machinery, tenants’ fixtures and specialist trade fittings have been excluded from our valuations.

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3.3.2	Repair and Condition

We have not carried out building surveys, tested services, made independent site investigations, inspected woodwork, exposed parts of the structure which were covered, unexposed or inaccessible, nor arranged for any investigations to be carried out to determine whether or not any deleterious or hazardous materials or techniques have been used, or are present, in any part of the properties. We are unable, therefore, to give any assurance that the properties are free from defect.

a.	In the absence of any information to the contrary, we have assumed that:

b.	there are no abnormal ground conditions, nor archaeological remains, present which might adversely affect the current or future occupation, development or value of the properties;

c.	the properties are free from rot, infestation, structural or latent defect;

d.

no currently known deleterious or hazardous materials or suspect techniques, including but not limited to Composite Panelling, have been used in the construction of, or subsequent alterations or additions to, the properties; and

e.	the services, and any associated controls or software, are in working order and free from defect.

We have otherwise had regard to the age and apparent general condition of the properties. Comments made in the property details do not purport to express an opinion about, or advise upon, the condition of uninspected parts and should not be taken as making an implied representation or statement about such parts.

3.3.3	Floor Areas

If not otherwise stated, we have not measured the properties but have relied upon the schedules of area that were provided to us within the tenancy lists and the technical due diligence assessment. In undertaking our work, we have assumed that these floor areas are correct.

3.3.4	Title, Tenure, Planning and Lettings

Unless stated otherwise within this Report and in the absence of any information to the contrary, we have assumed that:

a.	the Property possesses a good and marketable title free from any onerous or hampering restrictions or conditions;

b.

all buildings have been erected either prior to planning control, or in accordance with planning permissions, and have the benefit of permanent planning consents or existing use rights for their current use;

c.	the Property is not adversely affected by town planning or road proposals;

d.	all buildings comply with all statutory and local authority requirements including building, fire and health and safety regulations;

e.	there are no tenant’s improvements that will materially affect our opinion of the rent that would be obtained on review or renewal;

f.	tenants will meet their obligations under their leases;

g.	there are no user restrictions or other restrictive covenants in leases which would adversely affect value;

h.	where appropriate, permission to assign the interest being valued herein would not be withheld by the landlord where required; and

i.	vacant possession can be given of all accommodation which is unlet or is let on a service occupancy.

3.3.5	Infrastructure and Services

It is assumed that all the sites are serviced within the meaning of paragraph 123 of the German statutory building code (Baugesetzbuch § 123) i.e. that they are connected to the road system, service mains (water, electricity, gas and district heat) and sewers (for both waste and surface water) and that refuse collection was provided.

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3.3.6	Taxes, Insurance

In undertaking our valuation, we have assumed that:

a.	all public taxes, contributions, charges etc. which could have an effect on value will have been levied and paid as at the date of valuation.

b.	the subject properties are covered by a valid insurance policy that is adequate both in terms of the sum assured and the types of potential loss covered.

3.3.7	Purchaser’s costs

Notary and legal fees: The allowance for each individual property of 0.30% to 1.10% is in line with average costs for notarizing a purchase contract (compulsory under German law), land registry costs and miscellaneous legal charges and depends on the volume of the individual property.

Agent’s fees: In the German market it is common for the purchaser to be responsible for paying all or at least part of the agent’s fees. We have therefore adopted a level for each individual property of 1.00% to 3.00%.

Land transfer tax: Under German tax law, a transfer tax based on the purchase price has to be paid on property purchase. This is generally paid by the purchaser. The tax rate is different in each of the German federal states. At the date of valuation, the tax rate is 6,00% for the federal state Berlin and 6,50% for the federal state Brandenburg.

3.4	Valuation Parameters

The assessment of Fair Value is based on future cash flows, which reflect normal market expectations taking into account past figures from the subject assets or comparable investments. The valuation parameters have been assessed by CBRE, using its best judgement, based on the information provided by the Company.

Under German law, neither management nor maintenance costs are transferable to residential tenants. We have applied our considerable property management experience for the purposes of this valuation. The amounts reflected depend on the number of properties or, in the case of maintenance, the age and condition of the buildings.

3.4.1	Non-Recoverable Management Costs

Residential leases generally involve non-recoverable management costs. For the purposes of this valuation and on the basis of experience of CBRE and an analysis of costs of public and private housing associations, non-recoverable management costs have been allowed for at between 200 EUR and 350 EUR per residential unit p.a. (depending on the number of residential units in the individual building and the assumed expense).

The weighted average non-recoverable management costs amount to 227 EUR per residential unit p.a.

For the commercial units we have allowed non-recoverable management costs of 3% of the gross rental income on potential rent.

For parking we have allowed non-recoverable management costs of 37 EUR per year per unit.

3.4.2	Non-recoverable Costs for regular Maintenance

The annual costs per square metre of the lettable area adopted for the purposes of this valuation are average figures for the types of use concerned, arrived at on the basis of experience by CBRE and the analysis of costs of similar buildings by third-party firms. They take into account the necessary cost inputs for long-term operation of the assets. The maintenance and repair costs allowed for in the valuation are between 8,00 EUR per sq m p.a. to 12.75 EUR per sq m p.a. These figures reflect the age and the state of repair of the subject properties. The existence of a lift system is taken into account with an additional 1.25 EUR per sq m p.a. For listed monuments we assumed an increase of ongoing maintenance costs of 10%.

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3.4.3	Non-recoverable Costs for Tenant Improvements

Under German law, it is frequently the tenant’s responsibility to carry out decorative and minor repairs.

Upon a change in tenants, however, additional expenses for basic repairs and renovation of the interior of the individual rental units must be incurred, e.g. in the bathrooms and kitchens of residential space, to facilitate renewed letting.

For each of the valuation units we have adopted an amount, based on current market experience, for initial refurbishments or in case of tenant fluctuation as follows:

•	50 EUR per sq m on to 150 EUR per sq m for residential space

(Ø approx. 80 EUR per sq m)

•	30 EUR per sq m for retail space

•	60 EUR per sq m on to 115 EUR per sq m for office space

•	20 EUR per sq m on to 85 EUR per sq m for other commercial space

Average maintenance costs and costs for tenant improvement for residential area sum up to approximately 16.70 EUR per sq m p.a.

3.4.4	Non-recoverable Service Charges on vacant space

This heading refers to a book reserve for costs such as charges that would normally be borne by the tenant such as heating costs, property tax but due to the vacancy cannot be recovered. Based on the analysis of the German Tenant Association (“Deutscher Mieterbund”) a level of 24.00 EUR per sq m per year has been adopted for vacant residential accommodation. For commercial units, a level of 12.00 EUR per sq m per year has been chosen.

3.4.5	Void Period for currently vacant Space/ Future Void Periods on Re-Letting

Currently, the portfolio has a weighted average vacancy rate of 3.5% (weighted by area). On re-letting of rental units currently occupied as well as for future vacant accommodation, a void period of one to six months for residential units (average of approximately 1.4 months) has been assumed. Our assumptions are based on experience of the local property market and depend on the quality of situation, the respective condition of the individual property and the current rental situation.

Depending on the quality of situation and the respective property, the current rental situation and the local vacancy rate we have assumed an initial downtime until structural vacancy of six to twelve months for commercial space. For future vacant accommodation, a void period of three months for commercial units has been assumed.

3.4.6	Deferred maintenance Costs (structural Costs)

In addition to the non-recoverable ancillary costs, which are deducted monthly from the gross rental income during the period of detailed consideration, capital expenditure on repair and maintenance work already planned at the date of valuation has also been reflected. CBRE has not undertaken technical surveys.

Based on our inspections and the information which we were provided with, it is our opinion that the overall condition of the buildings and its technical equipment has been regularly maintained.

The calculations of outstanding, structural maintenance costs in year one are mainly based on the information provided by the Company. In total, we have adopted an amount for deferred maintenance costs of 9,744,417 EUR in this valuation.

3.4.7	Structural Vacancy

Currently, the average vacancy rate (weighted by area) for residential area of the portfolio is 3.5% (Ø vacancy rate residential area 3,3%). We are assuming that the weighted average vacancy rate for residential area of the portfolio has the potential to decrease to a structural vacancy rate of approx. 0.51% with a range of 0.25% to 3.00% at asset level.

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Commercially-occupied units were not subject to this modelling process. The cash flow from the commercially-occupied units is oriented on the lease data. If these were not available, CBRE resumed a remaining lease term by 31 December 2021.

3.4.8	Fluctuation Rate

We have done an analysis of about 1,000,000 records based on our database. As a result, we found out that there are different fluctuation rates in Germany. Therefore, we have developed a table with different fluctuation rates (range between 8.0% – 12.0%) for all German cities and districts. For the valuation, we have assumed a fluctuation rate of 8.0% for Berlin and Nuthetal and a fluctuation rate of 9.75% for Oranienburg.

The only exception is valuation unit VU_8031 (Löwenberger Str. 2, 4). Due to the fact that there are almost entirely small apartments with a higher fluctuation rate we have assumed a fluctuation rate of 15.0%.

3.4.9	Credit Loss

We have not conducted credit enquiries on the financial status of any tenants. We have, however, reflected our general understanding of purchasers’ likely perceptions of the financial status of tenants. In the absence of information to the contrary, we have assumed that there are no significant rent arrears.

3.4.10	Inflation and Rental Growth

Taking explicitly into account inflation, we have assumed annual rates of 1.90% in the first year and 2.00% in the following years. The sources are Consensus Forecast and EZB.

Growth of the residential market rent has been explicitly reflected on a regional basis for all of Germany in eight segments with rates ranging between 0.3% and 3.0% in year 1 to 5 and with rates ranging between 0.25% and 2.0% in year 6 to 10 reflecting the

•	household trend in the last 12 years (source: official statistics)

•	household forecast 2025 (source: official statistics)

•	purchasing power index, latest available figures (source: gfk Nürnberg)

•	GDP per capita, latest available figures (source: official statistics)

•	Prognos Sustainability Rating

•	Vacancy Index, latest available figures (source: CBRE-empirica)

•	Residential rental forecast, latest available figures (source: BulwienGesa AG)

•	CBRE Rental Database with more 6 million entries

The base case has been individually adjusted considering the respective situation and property condition.

3.4.11	Selection of Discount Rate and Capitalization Rate

The Capitalisation Rate is derived from the average Net Initial Yield (“NIY”) achieved in comparable transactions involving residential properties that were observed by CBRE and reflects the market situation as well as the yield expectations of a potential investor. It includes rental growth assumptions implicitly. The Discount Rate, which explicitly reflects rental growth in the cash flows, is derived from the Capitalisation Rate plus the average rental growth.

The Discount Rate and Capitalisation Rate are adjusted individually for each local market to be valued, in accordance with the following criteria:

•	Quality of the location

•	Demand and levels of value in the relevant local real estate market

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•	The prospects for the local market

•	Development of rents and prices (yield compression)

The assessment of the Discount Rate and Capitalisation Rate for the individual property involves several components. Starting from a basic rate for each location, additions and deductions are made according to various criteria specific to the buildings concerned:

Adjustment for commercial proportion
Commercial proportion up to	5%	0.00%
Commercial proportion up to	20%	0.25%
Commercial proportion up to	50%	0.50%
Commercial proportion up to	50%	1.00%
Adjustment for quality of situation
Very good residential area	1	-0.50%
Good residential area	2	-0.25%
Medium residential area	3	0.00%
Modest residential area	4	0.25%
Adjustment for size of building
No. of storeys: up to	4	0.00%
No. of storeys: up to	6	0.10%
No. of storeys: more than	7	0.20%
Adjustment for type of building
Detached house	1	-1.00%
Duplex/semi-detached/terraced house	2	-0.75%
Apartment building	3	0.00%
Other adjustments
Addition for stove heating		0.40%
Addition for ground lease		0.25%
Deduction for new buildings		-0.50%

Additionally, the Discount Rate and Capitalisation Rate can be adjusted individually in accordance with the following criteria:

•

The current letting situation in the property as regards vacancy, over-rented or under-rented status, the quality of the tenancy structure, the remaining lease term(s) and (for commercial leases) the indexation provisions and extension options

•	The nature of the property, its age, size and condition

•	Additional risk adjustments to take into account uncertainties in the forecasting of future cash flows

For example, the limited risk of a lower subsidised rent compared to rents on market level can be reflected in a reduced Discount Rate and/or Capitalisation Rate. On the other hand, a current rent above market level implies the risk that the current rent cannot be achieved in the future; to reflect this a risk premium is appropriate and required.

The Capitalisation Rate is used to capitalise the net rental income after the cashflow period (“Exit Value”). This net rental income comprises the assumed rental income at that time less the non-recoverable operating costs.

The cash flows and the Exit Value are discounted using the selected Discount Rate, monthly in advance.

The resulting net present values were checked against our analysis of comparable transactions (if available) from the sale price data collected by the relevant local valuation committee (Gutachterausschuss) and an analysis of

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the internal lease and sale database of the CBRE Valuation Department. If necessary, in the absence of transaction data, asking prices for comparable assets on offer at empirica systeme were also considered. If, in particular instances, results of our DCF calculations were found not to reflect the Fair Value of an individual building, the calculation was adjusted by means of a change in the discount rate and Capitalisation Rate using expert and experienced judgement.

For the subject properties we have adopted a Discount Rate of 3.50% to 5,95% (Ø 4.67%) and an Exit Cap Rate of 1.50% to 4.15% (Ø 2.73%).

3.4.12	Market Rent (ERV)

The market rents adopted for properties which are not applicable for the capping of rents of new leases (“Mietpreisbremse”) are in accordance with the results of the recent lease agreements (12 months), our internal CBRE rental data base and other internal sources, the internet data base empirica systeme GmbH (asking rents) and the local rental tables (Mietspiegel) for residential rents, if available.

Since 1 June 2015 the capping of rents of new leases is in force, which enables the federal states to establish individual decrees. The new law limiting rent increases (MietNovG) upon re-letting of existing residential units in regions with low supply only allows an increase of rent up to local rental table level plus 10%. This law applies for five years. There are, however, exceptions: residential units completed after 1 October 2014 are not affected as well as rent increases reflecting modernisation works, pursuant to § 559 section 1 to 3 BGB (German civil code). In such cases, 11% of the total CapEx may still be recouped from the tenant each year. This new law also does not apply for the small market segment of furnished apartments.

The city states Berlin, Bremen and Hamburg were joined by more than 300 local authorities in the federal states of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Lower Saxony, Mecklenburg-Western Pomerania, North Rhine-Westphalia, Rhineland-Palatinate, Schleswig-Holstein and Thuringia in introducing the Mietpreisbremse (capping of rents on re-letting). However, according to CBRE research, neither Bremen nor approx. 200 of these local authorities have either a simple or qualified rent index (as of 30 June 2019).

In our valuation, for the determination of the market rent of properties located in cities where the brake on rents has already been implemented we have adopted the following approach:

1.

The upper end of market rents (rents upon re-letting) is determined on rental unit level. An auxiliary calculation provides an overview of market rents on property level based on the weighted floor areas of the individual residential units.

2.	In cases where the Company’s rents upon re-letting are not aligned with the Local Rental Table (Mietspiegel), we have calculated the maximum rents upon re-letting, which can be adopted, as follows:

(Local Rental Table Average plus Local Rental Table Maximum) / 2 + 10%

3.	Additional Check: if the last rent of an apartment is higher than the calculated rent upon re-letting, then the last rent is taken into consideration

4.	Should the determined upper end of the market rent exceed the rent achieved by documented recent leases, we then do not adopt the higher rent by default but the actually achievable rent.

5.	For locations where the capping of rents of new leases applies without any existing local rental table we determine the market rent as before the introduction of the capping.

3.4.13	Hereditary Building Rights

With reference to the land register extracts provided by the Company, the two valuations units VU_8611 and VU_4802b are subject to heritable building rights. The affected valuation units, the ground rents and the individual expiration dates are shown in the table below.

Valuation Unit	Address	Postal Code	City	(EUR p.a.)	(EUR p.a.)
VU_4802b	Soldiner Str. 104	13359	Berlin	3.170	2051-06-30
VU_8611	Kantstr. 38; Leibnizstr. 35a	10625	Berlin	0	2067-12-31

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In addition, there is an owner’s heritable building right in the valuation unit VU_7011b. Only the commercial units (ground floor) are not part of the owner’s heritable building right.

Furthermore, there is a further owner’s heritable building right in the valuation unit VU_1606.

3.4.14	Public Subsidies

A number of the residential units were subject to rent control as at the valuation date. Instead of the rent increase method of the BGB (Bürgerliches Gesetzbuch) the subsidized residential units are subject to an economic rent (Kostenmiete). For these valuation units, we have calculated with a rental growth of 0.5%, based on our experience.

According to the information provided by the Company 20 of the 446 valuation units are completely or partly under public rent control.

The subsidised valuation units including their expiration date are shown in the following table:

Valuation Unit	City	Postal Code	Address	Expiration Date
VU_4802a	Berlin	13359	Freienwalder Str. 28, 29	2022-12-31
VU_4803	Berlin	10551	Oldenburger Str. 35	2022-12-31
VU_4804	Berlin	10781	Goltzstr. 50	2022-12-31
VU_4805	Berlin	10967	Hasenheide 88	2022-12-31
VU_4806	Berlin	13409	Sommerstr. 10; Nordbahnstr. 15	2022-12-31
VU_8434	Berlin	13593	Blasewitzer Ring 4-10 even.; Sandstr. 64, 64a, 64b, 66	2023-12-31
VU_8422	Berlin	13593	Blasewitzer Ring 1-21 odd	2021-12-31
VU_8411	Berlin	13593	Obstallee 2-22 even	2021-12-31
VU_8412	Berlin	13593	Magistratsweg 10; Obstallee 22f, 24-28 even, 32	2023-12-31
VU_8536	Berlin	13469	Waldshuter Zeile 10, 12; Zabel-Krüger-Damm 54-62 even	2050-12-31
VU_9011	Berlin	13583	An der Kappe 128, 128A	2024-12-31
VU_9032	Berlin	10435	Danziger Str. 65	2019-09-28
VU_9013	Berlin	10437	Dunckerstr. 70, 70a	2019-12-31
VU_9166	Berlin	10553	Huttenstr. 39	2022-09-02
VU_9164	Berlin	10587	Lohmeyerstr. 25; Otto-Suhr-Allee 141; Kaiser-Friedrich-Str. 105	2021-12-31
VU_1606	Berlin	12559	Salvador-Allende-Str. 76 a-u	2029-12-31
VU_9301	Berlin	12347	Buschrosensteig 5-7	2032-12-31
VU_9321	Berlin	12439	Schnellerstr. 23	2020-11-30
VU_2203	Berlin	12109	Mariendorfer Damm 88-90	2045-12-31
VU_7103	Berlin	12105	Kurfürstenstr. 84, 86, 87, 90, 92	2028-03-31

3.4.15	Listed Buildings

Based on our internet research on the website of the Berlin Senate Department for Urban Development and the Environment (http://www.stadtentwicklung.berlin.de/denkmal/) 19 of the 446 valuation units are completely or partly listed as ancient monuments.

Valuation Unit	City	Postal Code	Address
VU_1041	Berlin	13629	Wernerwerkdamm 25; Hefnersteig 1-4; Ohmstr. 7-9
VU_1051	Berlin	12043	Karl-Marx-Str. 12, 12a
VU_1802	Berlin	10245	Seumestr. 11
VU_2101	Berlin	13357	Pankstr. 46
VU_5302	Berlin	10437	Milastr. 2

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Valuation Unit	City	Postal Code	Address
VU_7011b	Berlin	13597	Carl-Schurz-Str. 49, 49a
VU_7081	Berlin	13507	Buddestr. 5; Veitstr. 1-4b; Berliner Str. 85
VU_8801	Berlin	10967	Kottbusser Damm 72; Lenaustr. 1
VU_9021	Berlin	10119	Alte Schönhauser Str. 13
VU_9083	Berlin	10119	Max-Beer-Str. 7
VU_9042	Berlin	12209	Parallelstr. 11
VU_9077	Berlin	10999	Wiener Str. 8
VU_8971	Berlin	12055	Karl-Marx-Str. 194
VU_9122	Berlin	10965	Friesenstr. 11
VU_9161	Berlin	10245	Mainzer Str. 15 / Boxhagener Str. 98
VU_9251	Berlin	12159	Schnackenburgstr. 4
VU_1611	Berlin	10829	Kolonnenstr. 10,11 / Leberstr. 1,3
VU_2203	Berlin	12109	Mariendorfer Damm 88-90
VU_9191	Berlin	12105	Prühßstr. 26 / Richterstr. 33

3.4.16	Land Register Section II

With reference to the land register extracts provided by the Company, for 226 of the 446 valuation units encumbrances or easements are entered in land register section II. The majority of the entries are common agreements in terms of infrastructure provision of the properties or adjacent properties. Based on the inspections as well as in consideration of the entry dates, we have assumed that there are no entries, information or circumstances that could have an impact on Fair Values (including any easements, restrictions, or similar restrictions and encumbrances). We reserve the right to amend our valuation should any such factors be found to exist.

One notable exception is the valuation unit VU_1061 (Steglitzer Damm 42-46; Kellerstr. 3, 12169 Berlin). There is a limited personal easement which specifies a right of residence (“Wohnrecht”). In our valuation, we have therefore determined the period of loss of rent with the aid of the mortality table and considered a deduction of 68,424 EUR for the valuation unit.

3.4.17	Public Land Charges

According to the information provided by the Company, 41 of the 446 valuation units have entries in the public land register. The entries are common agreements. We have assumed that they are in line with the actual condition and use of the properties.

We do not have any information that the actual condition and use of the properties do not comply with the admissibility under building law. Taking into account the existing development, there is no influence on values in these cases.

Valuation Unit	City	Postal Code	Address
VU_1093	Berlin	10553	Huttenstr. 6, 7; Rostocker Str. 47-50, 52
VU_1094	Berlin	10553	Huttenstr. 8, 9
VU_1096	Berlin	10963	Hedemannstr. 10
VU_1097	Berlin	10963	Wilhelmstr. 15
VU_7022	Berlin	13359	Stockholmer Str. 1-3
VU_7023	Berlin	13359	Gotenburger Str. 1, 3, 5; Prinzenallee 65, 66
VU_7081	Berlin	13507	Buddestr. 5; Veitstr. 1-4b; Berliner Str. 85
VU_7095	Berlin	10999	Wiener Str. 46

B-25

ADO Properties S.A. Prospectus    ●    CBRE

Valuation Unit	City	Postal Code	Address
VU_7096	Berlin	12103	Burgemeisterstr. 30, 32, 34, 36; Friedrich-Wilhelm-Str. 52, 54, 54a, 54b
VU_8231	Berlin	12307	Schichauweg 56, 60, 62, 64
VU_8251	Berlin	13593	Gruberzeile 89
VU_8381	Berlin	12165	Schmidt-Ott-Str. 5a, 5b
VU_8432	Berlin	13593	Heerstr. 402-422 even.; Magistratsweg 2-8a even
VU_8511	Berlin	13469	Schluchseestr. 46, 47-51 odd, 73-77 odd; Titiseestr. 17-35 odd
VU_8512	Berlin	13469	Schluchseestr. 53-71 odd
VU_8531	Berlin	13469	Schluchseestr. 5-13 odd; Tegernauer Zeile 11, 13
VU_8532	Berlin	13469	Schluchseestr. 3
VU_8533	Berlin	13469	Zabel-Krüger-Damm 22, 24
VU_8441	Berlin	13593	Gruberzeile 28-32 even, 28a; Heerstr. 385-407 odd; Mareyzeile 1-11 odd, 1a; Meydenbauerweg 30-44 even, 49; Sandstr. 37-41 odd
VU_8433	Berlin	13593	Heerstr. 362-372 even
VU_8451	Berlin	13593	Maulbeerallee 25-55 odd
VU_8452	Berlin	13593	Maulbeerallee 23
VU_8421	Berlin	13593	Blasewitzer Ring 12-24 even
VU_8434	Berlin	13593	Blasewitzer Ring 4-10 even; Sandstr. 64, 64a, 64b, 66
VU_8422	Berlin	13593	Blasewitzer Ring 1-21 odd
VU_8412	Berlin	13593	Magistratsweg 10; Obstallee 22f, 24-28 odd, 32
VU_8521	Berlin	13469	Tegernauer Zeile 2-14 even; Titiseestr. 2-12 even; Todtnauer Zeile 1-14; Zabel-Krüger-Damm 26-48 even
VU_9021	Berlin	10119	Alte Schönhauser Str. 13
VU_9061	Berlin	13189	Berliner Str. 69
VU_7055	Berlin	13587	Hakenfelder Str. 9, 9A
VU_7033	Berlin	12685	Fichtelbergstr. 5-15; Allee der Kosmonauten 151-151 a-h
VU_8993	Berlin	12057	Dieselstr. 3, 5, 7, 9, 11, 13, 15
VU_9121	Berlin	10707	Olivaer Platz 8, 9, 10
VU_1606	Berlin	12559	Salvador-Allende-Str. 76 a-u
VU_1603	Berlin	13595	Adamstr. 11 /Földerichstr. 40,42
VU_9193	Berlin	12355	Alt Rudow 68
VU_9351	Berlin	13589	Falkenseer Chaussee 167-171
VU_9591	Berlin	14055	Angerburger Allee 35-55
VU_9601	Berlin	12437	Ligusterweg 24, 26
VU_7104	Berlin	12109	Mariendorfer Damm 48
VU_7109	Berlin	12107	Lankwitzer Str. 44

For 166 of the 446 valuation units we were not provided with an extract of the register of public land charges.

4	VALUATION CONCLUSIONS

Upon the assumption that, after reasonable inquiry of the Company, there are no onerous restrictions or unusual outgoings of which we have no knowledge and based on the specific comments and assumptions set out in this Valuation Report, we are of the opinion that the aggregate of the individual Fair Values (net) of the freehold /

B-26

ADO Properties S.A. Prospectus    ●    CBRE

ground-leasehold interests in the assets in the portfolio, rounded on asset-to-asset basis, as at 30 June 2019 and held as at that date, is:

4,380,083,000 EUR

(four billion three-hundred-eighty million and eighty-three thousand Euros)

The unrounded net capital value is 4,380,534,525 EUR. The unrounded gross capital value is 4,734,924,788 EUR including 354,390,263 EUR purchaser’s costs (8.1%).

The assessment of the Fair Value was carried on asset-to-asset basis. The aggregate of the individual Fair Values presented here takes account of the marketing period and the transaction costs of the individual assets and does not reflect any discounts or premiums on the sales of the whole portfolio or if part of the portfolio were to be marketed simultaneously or in lots.

CBRE has not been engaged to update the CBRE valuation for the purpose of the Prospectus, has no obligation to do so and has not updated the CBRE valuation after the date of valuation, 30 June 2019.

The following table shows aggregated key asset data for the portfolio:

Fair Value	4,380,083,000 EUR
Total lettable area:	1,644,425 sq m
Average Fair Value per sq m lettable area:	2,664 EUR

Current annual rental income (gross):	137,777,127 EUR
Potential annual rental income (gross):	144,001,120 EUR
Annual market rent (gross):	168,844,217 EUR

Multiplier (based on current rent):	31.8 times
Multiplier (based on potential rent):	30.4 times
Multiplier (based on market rent):	25.9 times

Net initial yield (based on current rent):	2.40%
Net initial yield (based on potential rent):	2.56%
Net initial yield (based on market rent):	3.08%

Our opinion of “Fair Value” is based upon the scope of work and valuation assumptions as detailed in Part 3 “Explanation of Valuation” and Part 4 “Valuation Conclusions” of this Valuation Report and has been derived mainly using recent comparable market evidence on arm’s length terms.

5	VALUATION KEY DEFINITIONS

Lettable area

The lettable area in this valuation is defined by the entry in the Company’s rent roll provided.

Total lettable area

Total lettable area in square metres – sum of residential and commercial floor area – and excluding land; as at 30 June 2019

Residential units

Residential units – number of residential premises excluding internal and external parking units and other units; as at 30 June 2019

Commercial units

Commercial units – number of commercial and special premises; excluding internal and external parking units and other units; as at 30 June 2019

B-27

ADO Properties S.A. Prospectus    ●    CBRE

Internal/ External Parking units (Parking lots)

Internal/ External Parking units – number of internal and external parking spaces; as at 30 June 2019

Other units

Other units – e.g. number of antennas; as at 30 June 2019

Current annual rental income (gross):

The current gross rental income represents the rent paid for the units let on contractual agreements as at 30 June 2019, before deducting non-recoverable operating costs and VAT, multiplied by 12. Rent-free periods have been taken into account.

Potential annual rental income (gross):

The potential rent is the sum of the current monthly gross rental income and the market rent of vacant units – irrespective of any vacancy – as at 30 June 2019, multiplied by 12.

Annual market rent (gross):

The (monthly) market rent of all units as at 30 June 2019 (irrespective of any vacancy), multiplied by 12.

Multiplier (based on current rent):

Net capital value divided by current rental income (gross)

Multiplier (based on potential rent):

Net capital value divided by potential rental income (gross)

Multiplier (based on market rent):

Net capital value divided by market rent (gross)

Net initial yield (based on current rent):

Current rental income (net) divided by gross capital value

Net initial yield (based on potential rent):

Potential rental income (net) divided by gross capital value

Net initial yield (based on market rent):

Market rental income (net) divided by gross capital value

Note: the valuation keys above are defined in accordance with the gif Gesellschaft für Immobilienwirtschaftliche Forschung e.V. Arbeitskreis Real Estate Investment Management.

Freehold or freehold-equivalent refers to Eigentum title.

Ground lease/leasehold refers to Erbbaurecht title.

ppa. Michael Schlatterer, MRICS	ppa. Sandro Höselbarth

Residential Valuation Germany	Head of Residential Valuation Germany
Senior Director	Managing Director
CBRE GmbH	CBRE GmbH

B-28

23.    GLOSSARY

Acceptance Period	The period for acceptance of the Offer expiring on March 2, 2020, 24:00 hours CET, including all extensions of this period resulting from the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) (excluding the Additional Acceptance Period).
Additional Acceptance Period	The additional period of acceptance pursuant to Section 16 para. 2 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG).
ADLER Change of Control	If a third person or a group of third persons acting in concert within the meaning of Section 2 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) become the legal or beneficial owner of more than 50% of the voting rights in ADLER Real Estate, or (ii) in the event of a public tender offer for ADLER Shares, circumstances where the shares already in the control of the bidder and the shares which have already been tendered carry in aggregate more than 50% of the voting rights in ADLER Real Estate.
ADLER Change of Control relating to a public tender offer	In the event of a public tender offer for ADLER Shares, where the shares already in the control of the bidder and the shares which have already been tendered carry in aggregate more than 50% of the voting rights in ADLER Real Estate.
ADLER Group	ADLER Real Estate together with its consolidated subsidiaries.
ADLER Real Estate	ADLER Real Estate Aktiengesellschaft.
ADLER Real Estate Management Board	The management board of ADLER Real Estate.
ADLER Real Estate Supervisory Board	The supervisory board of ADLER Real Estate.
ADLER Shares	All ordinary shares of ADLER Real Estate with ISIN DE0005008007 and with a proportionate amount of the share capital of ADLER Real Estate of €1.00 each, including full dividend entitlements and all ancillary rights.
ADLER Shareholder	Each shareholder of ADLER Real Estate.
ADOF	ADO Lux Finance S.à r.l.
ADO Immobilien	ADO Immobilien Management GmbH.
ADO Properties Group	The Company together with its consolidated subsidiaries.
Aggregate	Aggregate Holding S.A.
Annual General Meeting	The annual General Meeting.
Annual Tax Act 2019	The German Act on the Further Tax Promotion of Electric Mobility and the Amendment of Further Tax Regulations (Jahressteuergesetz 2019).
Articles of Association	The Company’s articles of association.
Assets	Any property, asset, securities or other investment.
Audited Consolidated Financial Statements of ADO Properties Group	The audited consolidated financial statements of the ADO Properties Group as of and for the financial years ended December 31, 2018, December 31, 2017 and December 31, 2016.
Authorized Capital	The authorization of the Board of Directors until August 20, 2020 to increase the Company’s share capital up to €750,000,000 by issuing new shares with no nominal value against contributions in cash and/or in kind.
BaFin	The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).
Bank Business Day	A day on which banks in Frankfurt am Main, Germany are open for general business.

Basic Resolution	The resolution of the Board of Directors resolving to increase the Company’s share capital against contributions in kind under suppression of the shareholders’ preferential statutory subscription rights that was adopted on January 16, 2020 by way of partial utilization of the authorized capital and through the issuance of up to 34,100,334 newly issued ordinary shares in dematerialized form with no nominal value of the Company.
BCA	The business combination agreement dated December 15, 2019 between the Company and ADLER Real Estate.
BCP	Brack Capital Properties N.V.
BCP Acquisition	Acquisition of BCP by the ADLER Group.
BCP Group	BCP together with its subsidiaries.
BerlinHyp1 Agreement	The amendment and restatement agreement dated June 26, 2017 between ADO Sonnensiedlung S.à r.l. and Berlin-Hannoversche Hypothekenbank AG.
BerlinHyp2 Agreement	The term loan agreement dated June 22, 2016 between 44 German limited liability companies of the ADO Properties Group and Berlin-Hannoversche Hypothekenbank AG.
BGB	The German Civil Code (Bürgerliches Gesetzbuch).
Board of Directors	The board of directors of the Company.
Brexit	The withdrawal of the United Kingdom from the EU.
Bridge Facility	A bridge term facility available to the Company under the Bridge Facility Agreement with a nominal amount of up to €3,463,000,000.
Bridge Facility Agreement	The bridge term loan facility agreement between the Company as borrower and J.P. Morgan Securities Plc as mandated lead arranger, J.P. Morgan AG as original lender and J.P. Morgan Europe Limited as agent.
Business Combination	The combination of the business of ADLER Group with the business of ADO Properties Group.
CAGR	Compound annual growth rate.
Call/Put-Option Agreement	The call/put-option agreement dated December 15, 2019 between the Company and Aggregate Holding S.A.
CBRE	CBRE GmbH.
CCM	CCM City Construction Management GmbH.
CET	Central European time or Central European summertime, as the case may be.
CFM	Central Facility Management GmbH.
Chairman	The chairman of the Board of Directors.
Combined Group	ADO Properties Group together with ADLER Group.
Committees Rules of Procedure	The rules of procedure for the committees, governed by the Company’s rules of procedure for the Audit Committee, the Nomination and Compensation Committee, the Investment and Financing Committee and the Ad-Hoc Committee as adopted by the Board of Directors on January 16, 2020.
Company	ADO Properties S.A.
Completion	The completion of the Business Combination.
Consolidated Interim Financial Statements of ADO Properties Group	The unaudited condensed consolidated interim financial statements of the ADO Properties Group as of and for the nine-month period ended September 30, 2019.
Consus Group	Consus Real Estate together with its consolidated subsidiaries.
Consus Real Estate	Consus Real Estate AG.
Consus Real Estate Acquisition	The acquisition of a 22.18% stake in Consus Real Estate by the Company at an average price of €9.72 per Consus Real Estate share.
Competing Offer	A competing offer within the meaning of Section 22 para. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG).

CSSF	The Financial Sector Supervisory Authority (Comission de Surveillance du Secteur Financier) of the Grand Duchy of Luxembourg, a public institution which supervises the professionals and products of the Luxembourg financial sector.
Custodian Bank	The respective custodian credit institution of the respective ADLER Shareholder.
D&O	Directors and officers.
Daily Manager	One or more persons appointed for the daily management of the Company and the authority to represent the Company.
DDT	Dichlorodiphenyltrichloroethane.
Definitive Resolution	The resolution by a delegate of and in the name of the Board of Directors determining the final amount of the increase of the share capital and the exact number of Offer Shares, which is expected to be adopted on or around five days after the end of the Additional Acceptance Period, presumably on or around March 30, 2020.
DGHyp Agreement	The term loan agreement dated November 27, 2014 between Yona Investment GmbH & Co. KG and Yanshuf Investment GmbH & Co. KG and Deutsche Genossenschafts-Hypothekenbank AG.
€, EUR or Euro	The currency introduced at the start of the third stage of the European economic and monetary union, and as defined in Article 2 of Council Regulation (EC) No 974/98 of May 3, 1998 on the introduction of the Euro, as amended.
EBITDA from rental activities	Net rental income and income from facility services, minus cost of rental activities and overhead costs.
EBITDA from rental activities margin	EBITDA from rental activities divided by net rental income.
EBITDA total	EBITDA from rental activities including net profit from privatizations.
EBITDA total margin	EBITDA total divided by net rental income and revenues from selling of condominiums.
EEA	The European Economic Area.
EPRA NAV	An indicator of the ADO Group’s long-term equity which is calculated based on the total equity attributable to shareholders of the Company increased by the revaluation of trading properties, the fair value of derivative financial instruments and deferred taxes.
EPRA Vacancy Rate	Vacancy rate calculated in accordance with the definition recommended by the European Public Real Estate Association.
EStG	The German Income Tax Act (Einkommenssteuergesetz).
Fair Value	Value of the Company’s properties.
Fairwater	Fairwater Multi-Strategy ICAV, a segregated liability fund of funds between the sub-funds, which acts solely in relation to its Fairwater European Real Estate Opportunities Fund sub-fund.
FCO	Federal Cartel Office (Bundeskartellamt).
FFO	Funds from operations is an indicator of available cash flow from operating activities.
FFO 1	EBITDA from rental activities for the respective periods adjusted to generally reflect net cash interest and current income taxes.
FFO 2	FFO 1 (from rental activities) including the net profit from privatizations.
FFO 1 (from rental activities) per share (in €) and FFO 2 (including disposal results) per share (in €)	Is calculated using the weighted average of shares for the respective period.
Fiscal Year 2016	As of and for the fiscal year ended December 31, 2016.
Fiscal Year 2017	As of and for the fiscal year ended December 31, 2017.
Fiscal Year 2018	As of and for the fiscal year ended December 31, 2018.
Fortitude	Fortitudo Real Estate Opportunities Segregated Portfolio of Fortitudo Capital SPC.
FTT	The proposal for a Directive by the European Commission for a common Financial Transaction Tax.
Fractional Shares	Fractional shares (Aktienspitzen) from Offer Shares.

GDP	Gross domestic product. The gross domestic product is the value of all goods and services produced in a country (or in a region or a city etc.) in a certain period.
GDPR	Regulation 2016/679/EU of April 27, 2016 (General Data Protection Regulation).
GDR	The former German Democratic Republic (Deutsche Demokratische Republik).
GDV	Gross development value.
Germany	Federal Republic of Germany.
German Disbursing Agent	The domestic branch of the domestic or foreign credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut), the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends.
General Meeting	The general meeting of the shareholders of the Company.
Gewobag	GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin.
Gewobag Agreement	The share purchase agreement dated September 26, 2019 between the Company and GEWOBAG Wohnungsbau-Aktiengesellschaft Berlin.
Gewobag Sale	The Company’s sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units to Gewobag.
Holsten Quartier	The Holsten Quartier project development in Hamburg.
IAS	International Accounting Standards.
IFRS	The International Financial Reporting Standards, as adopted by the European Union.
In-place rent (per month in € per sqm)	The current gross rental income per month for rented residential and commercial units as agreed in the corresponding rent agreements, before deducting non-recoverable operating costs, divided by the lettable area of rented units as of the same dates.
Integration	The integration of the ADLER Group into the ADO Properties Group.
Interest-Free Loan	The interest-free loan facility agreement between IrishCo and ADOF dated December 20, 2017.
Investment Agreement	The investment agreement dated January 26, 2016 between the Company and ADO Group Ltd.
IrishCo	ADO FC Management Unlimited Company.
ISIN	International Securities Identification Number.
J.P. Morgan	J.P. Morgan Securities plc.
Kempen & Co	Kempen & Co N.V.
KPMG	KPMG Luxembourg, Société cooperative.
LEI	Legal Entity Identifier.
Like-for-like rental growth (residential)	The growth for the respective period in rental income on residential units owned at the end of the respective period compared to the rental income on the same units owned at the end of the corresponding period in the prior year.
LTI	A performance-related variable cash or share payment in the form of a long-term incentive.
LTV	Loan-to-value ratio.
LTV-Ratio	The ratio of the net financial liabilities (calculated as financial liabilities less cash and cash equivalents, net assets and liabilities of disposal groups classified as held for sale and deferred taxes related to liabilities held for sale) to the fair value of properties (including investment properties and trading properties at their fair value, advances paid in respect of investment properties and trading properties as of the respective reporting date).
Luxembourg	Grand Duchy of Luxembourg.

Luxembourg Companies Law	The Luxembourg Commercial Companies Law of August 10, 1915, as amended (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée).
LuxCSD	The single settlement organization LuxCSD S.A.
Luxembourg Mandatory Squeeze-Out and Sell-Out Law	The Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (loi du 21 juillet 2012 relative au retrait obligatoire et au rachat obligatoire de titres de sociétés admis ou ayant été admis à la négociation sur un marché réglementé ou ayant fait l’objet d’une offer au public).
Luxembourg Shareholder Rights Law	The Luxembourg law of May 24, 2011 on the exercise of certain rights of shareholders in general meetings of the shareholders of listed companies and implementing Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies, as amended by the Luxembourg law of August 1, 2019 to implement Directive (EU) 2017/828 as regards the encouragement of long-term shareholder engagement.
Luxembourg Transparency Law	The Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market, as amended.
MaltaCo	ADO Malta Limited.
Mandatory Sell-Out	The holders of the remaining shares or securities of a company that may require the owner of 95% of the share capital of that company to purchase the remaining shares or other voting securities of that company.
Mandatory Squeeze-Out	The owner of 95% of the share capital of a company that may require the holders of the remaining shares or other voting securities of that company to sell these remaining securities to the respective owner of 95% of the share capital of that company.
MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014.
MietNovG	The German Act on Curbing Rent Increases in Tight Housing Markets and the Strengthening of the Orderer Principle with respect to the Business of Rental Agents — Tenancy Law Amendment Act (Gesetz zur Dämpfung des Mietanstiegs auf angespannten Wohnungsmärkten und zur Stärkung des Bestellerprinzips bei der Wohnungsvermittlung — Mietrechtsnovellierungsgesetz) entered into force on June 1, 2015.
Moody’s	Moody’s Investors Service Ltd.
NAV	Net asset value.
New LuxCo	ADO Lux-EEME S.à r.l.
Notes	The 2022 Notes together with the 2023 Notes and together with the 2026 Notes.
Novation	The novation of IrishCo’s rights and obligations to MaltaCo under the Interest-Free Loan.
Offer	The Company’s voluntary public takeover offer for ADLER Shares in the form of an exchange offer as announced on December 15, 2019.
Offer Capital Increase	The Basic Resolution together with the Definitive Resolution.
Offer Consideration	The consideration set forth in the Offer.
Offer Document	The offer document pursuant to Sections 34, 14 para. 2 and 3 WpÜG.
Offer Shares	The newly issued ordinary shares in dematerialized form of the Company to be offered to the ADLER Shareholders that tender their shares under the Offer as consideration (0.4164 Offer Shares per one (1) ADLER Share).
PBB1 Agreement	The term loan agreement dated March 6, 2015 between eight German limited liability companies of the ADO Properties Group and Deutsche Pfandbriefbank AG and Investitionsbank Berlin.
PCB	Polychlorinated biphenyl.

PCP	Pentachlorophenol.
PFIC	A passive foreign investment company.
Pro Forma Consolidated Financial Information	The pro forma consolidated profit- or loss data for the periods from January 1, 2018 to December 31, 2018 and January 1, 2019 to September 30, 2019 and pro forma consolidated financial position data as of September 30, 2019, supplemented by pro forma notes, included in the Prospectus.
Property Companies	Fourteen German property companies, whose entire share capital is to be purchased by the Company (in an amount of 94.9%) and ADO Group Ltd. (in an amount of 5.1%) under the Investment Agreement.
Prospectus	Means this prospectus in relation to ordinary shares in dematerialized form with no nominal value, International Securities Identification Number: LU1250154413, of the Company.
Prospectus Regulation	Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.
Record Date	The record date for general meetings is the fourteenth day at midnight (24:00 hours) (Luxembourg time) before the date of the general meeting.
Rules of Procedure	The rules of procedure of the Company.
RETT	German Real Estate Transfer Tax (Grunderwerbssteuer).
S&P	Standard & Poor’s Global Ratings Europe Ltd.
SCA	The strategic cooperation agreement dated December 15, 2019 between the Company and Consus Real Estate.
Securities Act	The United States Securities Act of 1933, as amended.
Senior Management	The senior management of the Company.
Series G Debentures	The secured debentures issued by ADO Group Ltd. on January 13, 2015 and September 20, 2016, with an issue size of NIS 375,000,000 and NIS 232,728,000, respectively
Series H Debentures	The secured debentures issued by ADO Group Ltd. on February 13, 2017 and November 19, 2018, with an issue size of NIS 389,335,000 and NIS 150,000,000, respectively.
Settlement Agent	BNP Paribas Securities Services S.C.A, Frankfurt branch, commissioned with the technical execution of the Offer as well as the reception and transfer of the Offer Shares.
Share Purchase Agreements	Various share purchase agreements dated December 15, 2019 between the Company and the minority shareholders of Consus Real Estate in the course of the acquisition of a 22.18% share in Consus Real Estate.
Specific Rules of Procedure	The rules of procedure for related parties’ transactions as adopted by the Board of Directors on January 16, 2020.
STI	A performance-related annual variable cash payment in the form of a short-term incentive.
STI-Targets	The achievement of certain individual targets, which affect payments under the STI.
Strategic Cooperation	The cooperation between the Company and Consus Real Estate to fully investigate and potentially undertake mutually beneficial property developments, including the acquisitions of land plots for new-builds.
Tax Losses	The aggregate amount of the ADO Properties Group’s companies tax loss carry forwards as of September 30, 2016.
Tendered ADLER Shares	ADLER Shares tendered under the Offer.
Top 7 Cities	Berlin, Cologne, Düsseldorf, Frankfurt, Hamburg, Munich and Stuttgart.
Top 9 Cities	Berlin, Cologne, Düsseldorf, Dresden, Frankfurt am Main, Hamburg, Leipzig, Munich and Stuttgart.
Total portfolio value	The sum of investment properties and trading properties (not including assets of disposal groups classified as held for sale in the amount of €929,022 thousand in the 9M 2019).
Transactions	The strategic cooperation agreement together with the Business Combination, the Consus Real Estate Acquisition and the Call/Put-Option Agreement.

Treaty	The income tax treaty in effect between Luxembourg and the United States of America.
Type B Reorganization	A tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986.
U.S. Holder	A beneficial owner of ADLER Shares exchanged for Offer Shares that after the Completion of the Offer is to be treated as a U.S. person for U.S. federal income tax purposes.
U.S. Shareholders	ADLER Real Estate shareholders located in the United States of America.
Vacancy rate at period end (in % of sqm)	The sqm of vacant units as of the respective period end, divided by the total sqm of units owned on the respective period end date.
Valuation Report	The condensed valuation report on the fair value of the ADO Properties Group’s investment properties prepared by the CBRE as of June 30, 2019.
Vertical Villages	Office buildings and high-rises which are renovated by the Consus Group and converted into modern residential and commercial buildings, which it then sells primarily to institutional purchasers under its “VauVau” brand.
WpÜG	The German Securities Acquisition and Takeover Act (Wertpapererwerbs- und Übernahmegesetz).
9M 2018	The reporting as of and for the nine-month period ended on September 30, 2018.
9M 2019	The reporting as of and for the nine-month period ended on September 30, 2019.
2021 Convertible Bonds	The up to 10,000,000 convertible bonds due July 19, 2021 issued by ADLER Real Estate.
2021 Notes	The senior unsecured notes issued by ADLER Real Estate in an aggregate principal amount of €500,000,000 with a coupon of 1.500% per annum due 2021.
2021/2024 Notes	The 2021 Notes together with the 2024 Notes.
2022 Notes	The senior unsecured notes issued by ADLER Real Estate in an aggregate principal amount of €400,000,000 with a coupon of 1.500% per annum due 2022.
2023 Notes	The senior unsecured notes issued by ADLER Real Estate in an aggregate principal amount of €500,000,000 with a coupon of 1.875% per annum due 2023.
2023/2026 Notes	The 2023 Notes together with the 2026 Notes.
2024 Notes	The senior unsecured notes issued by ADLER Real Estate in an aggregate principal amount of €300,000,000 with a coupon of 2.125% per annum due 2024.
2026 Notes	The senior unsecured notes issued by ADLER Real Estate in an aggregate principal amount of €300,000,000 with a coupon of 3.000% per annum due 2026.

24.        RECENT DEVELOPMENTS AND OUTLOOK

24.1	Recent Developments

Except for the developments mentioned below, no significant changes in our financial position or results of operations have occurred between September 30, 2019 and the date of publication of this Offer Document.

24.1.1	FFO 1 Preliminary Results

Based on our preliminary results derived from the unaudited management accounts and other information currently available, we estimate that our FFO 1 for the financial year ended December 31, 2019 will be between €59 and €64 million. Our estimate is based on our FFO 1 for the nine-month period ended September 30, 2019 disclosed elsewhere in the Prospectus, as well as the expected FFO 1 for the fourth quarter of 2019. The expected FFO 1 for the fourth quarter of 2019 was adjusted (i) to reflect the Gewobag Sale and (ii) for finance expenses, which we expect to have a significant effect on our FFO 1.

The statement above is based on preliminary financial information for the financial year ended December 31, 2019 which has not been prepared in accordance with IFRS or any other generally accepted accounting principles and has not been audited, reviewed, made in compliance with or been the subject of any procedures by our independent auditors or any other audit firm and no opinion or any form of assurance is expressed with respect thereto, particularly since being derived from internal management accounts and subject to our financial closing procedures. These procedures have not been completed. Any statement based on preliminary financial information should therefore not be regarded as an indication, forecast or representation by us or any other person regarding our financial performance for any financial information for the financial year ended December 31, 2019, which may be materially different and are inherently subject to modification. See “1. Risk Factors” and “2.5 Forward-looking Statements”.

24.1.2	The Transactions

On December 15, 2019, the Company announced its intention to make a voluntary public takeover bid for all ADLER Shares in the form of an exchange offer. In addition, the Company entered into various share purchase agreements with minority shareholders to acquire 22.18% of shares in Consus Real Estate and a call/put-option agreement with Aggregate Holdings S.A. It also entered into a Strategic Cooperation Agreement with Consus Real Estate. For further information on the Transactions, see “11. Description of the Transactions”.

On December 20, 2019, the Federal Cartel Office (“FCO”) (Bundeskartellamt) informed the Company that the FCO had granted merger clearance for the intended business combination and purchase of the 22.18% of shares in Consus Real Estate.

24.1.3	Letter of Intent regarding the Holsten Quartier

Following the conclusion of the SCA, on January 17, 2020, the Company entered into a letter of intent with Consus Swiss Finance AG for the purchase of 89.9% of the shares in all companies which hold plots of land belonging to the Holsten Quartier project development in Hamburg (the “Holsten Quartier”). The provisional purchase price for 100% of the shares in the Holsten Quartier is, on a cash-free debt-free basis, €350 million, subject to finalization of the Company’s due diligence. Under the letter of intent, Consus Swiss Finance AG granted the Company, in exchange for a €10 million down-payment, exclusivity for one month, subject to an extension, to continue and conclude the legal, technical, economic and tax due diligence. The signing of the share purchase agreement is subject to the satisfactory completion of the due diligence.

24.1.4	Changes in Members of the Board of Directors and Senior Management

On December 10, 2019, five members of the Board of Directors of the Company resigned from their office and handed over their responsibilities and duties with immediate effect following the closing of the merger of the Company’s main shareholder ADO Group Ltd. with a fully owned subsidiary of ADLER Real Estate. The Board of Directors of the Company appointed Dr. Peter Maser (Chairman), Florian Sitta, Thierry Beaudemoulin, Dr. Ben Irle and Arzu Akkemik as new members of the Board of Directors with a term until the next General Meeting, which is expected to take place on June 10, 2020.

O-1

In connection with the changes in the composition of the Board of Directors, Thierry Beaudemoulin was appointed Chief Executive Officer by the Board of Directors.

24.1.5	Disposal of Assets

On September 26, 2019, the Company announced the sale of certain subsidiaries owning 23 properties, consisting in aggregate of approximately 5,900 residential apartment units. The purchase price for the shares amounted to €920 million, less approximately €350 million of net debt of the sold companies. The sale closed on November 29, 2019.

24.1.6	Internal Reorganization

The ADO Properties Group has undertaken an internal reorganization, which was completed in early January 2020 (the “Internal Reorganization”). In the context of the Internal Reorganization, a new Luxembourg entity was added to the ADO Properties Group, ADO Lux-EEME S.à r.l. (the “New LuxCo”). Following the incorporation of the New LuxCo on December 18, 2019, the Company transferred its shares held in ADO Lux Finance S.à r.l. (“ADOF”) and ADO FC Management Unlimited Company (“IrishCo”) to the New LuxCo. In addition to this contribution in kind, the Company also proceeded to make a cash capital contribution without issuance of shares to the New LuxCo.

ADOF, on its part, paid an interim dividend to its new sole shareholder, the New LuxCo, which in turn proceeded to make a cash capital contribution without issuance of shares to ADOF. The New LuxCo then subscribed to additional shares in IrishCo while ADOF made a drawdown under an interest-free loan facility agreement between IrishCo and ADOF dated December 20, 2017 (the “Interest-Free Loan”).

In parallel, a Maltese company was added to the ADO Properties Group, ADO Malta Limited (“MaltaCo”), incorporated in early January 2020. It is intended that IrishCo novates its rights and obligations under the Interest-Free Loan to MaltaCo after its incorporation (the “Novation”), following which MaltaCo will increase its capital in an amount equal to that of the consideration outstanding under the Novation agreement and issue the resulting shares to IrishCo.

24.2	Outlook

The development of real property prices, the dynamic uptrend in rents, higher purchase prices in Germany (especially in major cities), and strong population growth is expected to continue to contribute to the strong fundamentals of the German residential real estate market. To counteract increasing rent levels, a legislative process in Berlin is trying to achieve a freezing of rents. Such resolutions have negatively affected the market, even though strict rental limitations and controls have existed nationwide in Germany for some time. The immediate future of Berlin will be influenced by challenges but, outside of Berlin, the fundamentals, such as the housing deficit, population growth, negative interest rates and cheap mortgages, are intact.

In the event of a successful completion of the Business Combination, the Combined Group will implement the strategy pursued with the business combination and consolidate its position as one of the leading German residential real estate companies with improved governance and leverage the expected synergies (see “4.1 Reasons for the Offer”).

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25.        U.S. FEDERAL INCOME TAXATION – NOTICE TO U.S. INVESTORS

This summary describes the U.S. federal income tax consequences to a U.S. Holder (as defined below) relevant to the exchange of ADLER Shares for Offer Shares and the ownership of Offer Shares received pursuant to the Offer. It applies to a U.S. Holder that holds Offer Shares as capital assets for tax purposes. This section does not apply to U.S. Holders subject to special rules, including (but not limited to) U.S. Holders that are:

•	Dealers in securities;

•	Traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	Tax-exempt organizations;

•	Insurance companies;

•	Banks and other financial institutions;

•	U.S. expatriates;

•	Persons liable for alternative minimum tax;

•	Persons that actually, indirectly or constructively own 10% or more of the voting stock of the Company;

•	Persons that will, after the exchange, own (or be deemed to own for U.S. federal income tax purposes) 5% or more of the stock of the Company;

•

Persons that hold Offer Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, appreciated financial position or other risk reduction strategy or arrangement involving more than one position;

•	Persons that purchase or sell Offer Shares as part of a wash sale,

•	Regulated investment companies;

•	Real estate investment trusts;

•	Partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities;

•	Qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•	U.S. Holders who acquired ADLER Shares (or after completion of the Offer, Offer Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax treaty in effect between Luxembourg and the United States of America (the “Treaty”). These laws are subject to change, possibly on a retroactive basis and possibly in a manner that is materially adverse to a U.S. Holder (as defined below).

If a partnership exchanges ADLER Shares for Offer Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership should consult its tax advisor with regard to the U.S. federal income tax treatment of exchanging ADLER Shares for Offer Shares.

The discussion is a general summary only; it is not a substitute for tax advice. This summary does not purport to be a comprehensive description of all tax considerations that may be relevant to particular holders in light of their particular circumstances and does not address U.S. federal estate and gift tax, U.S. state and local, or non-U.S. tax considerations. Except as discussed below, this summary does not discuss reporting requirements. Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances of the exchange of ADLER Shares for Offer Shares and the ownership of Offer Shares under the laws of the Federal Republic of Germany, the Grand Duchy of Luxembourg, the United States of America and its constituent jurisdictions and any other jurisdiction where the prospective holder may be subject to taxation.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of ADLER Shares exchanged for Offer Shares that, after the Completion of the Offer, is for U.S. federal income tax purposes (i) a citizen or an individual resident of the U.S., (ii) a corporation (or other business entity treated as a corporation) that is created or organized in or under the laws of the United States of America, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation without regard to its source, or (iv) a trust if (i) a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Holders should note that the discussions in the accompanying Offer Document entitled “Taxation in the Federal Republic of Germany” and entitled “Taxation in the Grand Duchy of Luxembourg” are also relevant.

The following discussion assumes that the Company is not and will not become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company” for a description of the special rules governing PFICs and their possible application to the exchange of ADLER Shares for Offer Shares and the ownership of Offer Shares.

25.1	Exchange of Offer Shares for ADLER Shares

A U.S. Holder exchanging ADLER Shares for Offer Shares pursuant to the Offer will realize capital gain or loss. Whether or not it will recognize such gain or loss for U.S. federal income tax purposes will depend upon whether the Offer will satisfy the conditions for treatment as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (a “Type B Reorganization”).

As of the date of the Offer Document, it is not known whether the conditions for treatment as a Type B Reorganization will be met.

If the Offer fails to qualify as a Type B Reorganization, it will be fully taxable. Subject to the discussion of the PFIC rules below, a U.S. Holder that receives Offer Shares in this situation will recognize capital gain or loss equal to the difference between (a) the fair market value of the Offer Shares (as of the effective date of the exchange) and (b) the U.S. Holder’s adjusted tax basis in the ADLER Shares exchanged. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the ADLER Shares it exchanges for more than one year. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources. The Offer Shares received would have a basis equal to their fair market value, determined in U.S. dollars, as of the effective date of the exchange and a holding period beginning on the day following that date.

If, however, the Offer qualifies as a Type B Reorganization, a U.S. Holder: (i) generally will recognize no gain or loss on receipt of Offer Shares, (ii) will have a basis in the Offer Shares received equal to its adjusted tax basis in the ADLER Shares exchanged, and (iii) will have a holding period in the Offer Shares that includes its holding period in those ADLER Shares.

A U.S. Holder that receives a cash payment instead of a fractional Offer Share will recognize capital gain or loss to the extent such cash payment is treated as made in exchange for the fractional share. Such gain or loss will be equal to the difference between (i) the cash amount received and (ii) the amount of the holder’s adjusted tax basis in the ADLER Shares allocable to the fractional share and will be long-term capital gain or loss if, on the date of the completion of the Offer, such ADLER Shares were held for more than one year. Net capital losses may be subject to limits on deductibility. Any gain or loss generally will be treated as arising from U.S. sources.

Whether the Offer will qualify as a Type B Reorganization will depend on whether certain factual conditions are met. The Offer will not qualify as a Type B Reorganization unless the Company (x) acquires ADLER Shares solely for Offer Shares (except for cash in lieu of fractional shares), and (y) acquires at least 80% of ADLER Shares. Accordingly, if the Company fails to acquire at least 80% of ADLER Shares, then the Offer will fail to qualify as a Type B Reorganization. Even if the Company acquires a sufficient number of ADLER Shares to meet this condition, however, the Offer will fail to qualify as a Type B Reorganization if the Company pays cash (or other property) to any holder of ADLER Shares (or assumes any liability of any holder of ADLER Shares) in any transaction that, for U.S. federal income tax purposes, is properly treated as integrated with the Offer (including, for example, (x) an open-market cash purchase by the Company of ADLER Shares after the Offer, (y) a payment of cash to non-exchanging holders in a “squeeze out” to acquire such non-exchanging holders’ ADLER Shares pursuant to a delisting of ADLER Real Estate or other corporate action requiring such an acquisition, and (z) a cash purchase of ADLER Shares made in connection with the Company and ADLER Real Estate entering into a profit and loss pooling agreement/domination agreement). Similarly, if the Company holds less than 80% of ADLER Shares after the exchange (because, for example, of either the conversion to ADLER Shares of convertible bonds of ADLER Real Estate outstanding after the exchange or a subsequent issuance of ADLER Shares) the Offer could fail to qualify as a Type B Reorganization.

As of the date of the Offer Document, it is not known whether the above factual conditions will be met. The final results of the Offer are expected to be published under https://www.ado.properties/websites/ado/English/1000/ado-_-investor-relations.html and in the German language in the German Federal Gazette (Bundesanzeiger), subject to potential extensions of the acceptance period, on or around March 24, 2020. Information about certain actions that could disqualify the Offer from being treated as a Type B Reorganization (for example, information about some open-market cash purchases, “squeeze-out” proposals, and cash purchases made in connection with a profit and loss pooling agreement/domination agreement) may be publicly available in the future. However, some such activities could occur after the due date for a U.S. Holder’s tax return for the year in which the exchange occurred, meaning that U.S. Holders participating in the Offer may be required to file amended tax returns and could, in such a case, be subject to interest and/or penalties. In addition, other actions which could cause the Offer to fail to qualify as a Type B Reorganization (for example, open-market cash purchases by the Company of ADLER Shares made more than one year after the additional acceptance period expires) are not necessarily subject to disclosure requirements.

Therefore, U.S. Holders of ADLER Shares may not be able to obtain all of the information that is necessary to determine whether the Offer represents a Type B Reorganization. U.S. Holders of ADLER Shares may be subject to interest and / or penalties if they treat the Offer as a Type B Reorganization but this position is challenged or rendered incorrect by subsequent events. U.S. Holders of ADLER Shares that are tendered in the Offer should therefore monitor publicly available information and consult with their tax advisors about the Offer.

A U.S. Holder treating the Offer as part of a Type B Reorganization may be required to attach to its tax return for the year in which it receives Offer Shares a statement setting forth certain information regarding application of the tax-free reorganization requirements (including information about the ADLER Shares exchanged and the Offer Shares received) and to maintain certain records regarding the Offer.

25.2	Passive Foreign Investment Company Rules

25.2.1	Determination of PFIC Status

A corporation will generally be a PFIC for any taxable year in which, after taking into account the income and assets of any subsidiaries which are at least 25% owned, either (i) at least 75% of its gross income consists of certain types of passive income (such as dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets which produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held to produce, passive income. For purposes of this determination, rents and gains from real estate may be considered active income, and the real estate may be considered an active asset, where the lessor regularly performs active and substantial management and operational functions through its own officers and employees, and certain additional requirements are met. The determination of whether rental real estate assets and income are active is a factual inquiry.

25.2.2	Application to the Offer

If ADLER Real Estate is or ever was treated as a PFIC during a U.S. Holder’s holding period, the Offer may be treated as a taxable transaction to a U.S. Holder, even if the Offer would otherwise qualify as a Type B Reorganization. If the Offer is treated as a taxable transaction (either as a result of these rules or because the Offer does not qualify as a Type B Reorganization), and ADLER Real Estate is or ever was treated as a PFIC during a U.S. Holder’s holding period, the U.S. Holder would generally be required (i) to pay a special U.S. addition to tax on any gain resulting from the exchange (plus an interest charge) and (ii) to pay tax on any gain resulting from the exchange at ordinary income (rather than capital gains) rates, unless the U.S. Holder had made a “mark-to-market” election (as described below) or “qualified electing fund” election with respect to its ADLER Shares. The Company does not have access to the full books and records of ADLER Real Estate, and therefore cannot make any definitive statements about whether ADLER Real Estate is currently or has previously been a PFIC. U.S. Holders of ADLER Shares should consult their tax advisors regarding the potential application of the PFIC regime to the Offer and any elections that may be available to them.

25.2.3	Application to Offer Shares

As of the date of the Offer Document, it is not known whether the Company will be a PFIC in the current year, or previously was a PFIC, for U.S. federal income tax purposes. If the Company were a PFIC in any year during which a U.S. Holder owns Offer Shares, that holder could be subject to additional taxes on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares) received from the Company and on any gain realized from the sale or other disposition of Offer Shares (regardless of whether the Company continued to be a PFIC). In addition, dividends on the Offer Shares would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other noncorporate persons if the Company were a PFIC either in the taxable year of the distribution or the preceding taxable year. Further, if the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds Offer Shares and any of the Company’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder would potentially be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to Offer Shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that Offer Shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of Offer Shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of Offer Shares held at the end of the taxable year over the adjusted tax basis of such Offer Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of Offer Shares over the fair market value of such Offer Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in Offer Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of Offer Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held Offer Shares during any taxable year in respect of which the Company was classified as a PFIC and continues to hold such Offer Shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Offer Shares. Because a mark-to-market election cannot be made for any lower tier PFICs that the Company may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

As indicated above (see “1.5.9 The Company might be classified by U.S. tax authorities as a passive foreign investment company for U.S. federal income tax purposes), we do not intend to provide the information necessary for U.S. Holders of Offer Shares to make “qualified electing fund” elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns Offer Shares during any taxable year that the Company is a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to Offer Shares or ordinary shares, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of Offer Shares if the Company is or were to become classified as a PFIC, including the possibility of making a mark-to-market election.

25.3	Offer Shares

25.3.1	Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed above, the gross amount of any distribution the Company makes to a U.S. Holder (including amounts withheld in respect of Luxembourg Taxes; see “23.2.3.1 Withholding Tax”) will constitute dividend income to the extent that such distribution is paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offer Shares and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect generally to treat distributions the Company makes as dividends.

With respect to non-corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States of America that the Secretary of the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information provision. The Treaty is a comprehensive income tax treaty for these purposes and the Company should be a resident of Luxembourg that should be eligible for the benefits of the Treaty. Therefore, dividends the Company pays with respect to the Offer Shares generally will be qualified dividend income to a non-corporate U.S. Holder provided that the Company is not a PFIC in the year of distribution or the preceding taxable year and provided the non-corporate U.S. Holder holds the Offer Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other applicable holding period requirements.

A U.S. Holder must include any Luxembourg tax withheld from the dividend payment in the gross amount of any distribution the Company makes to a U.S. Holder even though the U.S. Holder does not in fact receive the amount withheld. The dividend is taxable to the U.S. Holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that the U.S. Holder must include in its income will be the U.S. dollar value of the non-U.S. dollar payments made, determined at the spot rate in effect on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Dividends will be income from sources outside the U.S. and, depending on a U.S. Holder’s circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder. The rules governing the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

25.3.2	Disposition

Subject to the PFIC rules discussed above, a U.S. Holder that sells or otherwise disposes of its Offer Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s tax basis in the Offer Shares. If the Offer Shares are sold or otherwise disposed of for an amount other than U.S. dollars, the amount the U.S. Holder realizes would be the U.S. dollar value of such amount on the date the Offer Shares are sold or otherwise disposed of except that in the case of Offer Shares that are traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine its amount realized based on the U.S. dollar value of the non-U.S. currency on the settlement date of the disposition. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the capital gain or loss is included in the U.S. Holder’s income to the date the payment of the non-U.S. currency is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential rates applicable to long-term capital gains.

25.4	Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income (or “adjusted gross income” in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend income and its net gains from the disposition of Offer Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust, is urged to consult its tax advisors regarding the applicability of the Medicare tax to the U.S. Holder’s income and gains in respect of the U.S. Holder’s investment in the Offer Shares.

25.5	Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Offer Shares.

25.6	Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the U.S., and the payment of proceeds to non-corporate U.S. Holders from the sale of Offer Shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if a U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on the U.S. Holder’s federal income tax returns.

Payment of the proceeds from the sale of Offer Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the U.S. (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the U.S., (ii) the proceeds or confirmation are sent to the U.S. or (iii) the sale has certain other specified connections with the U.S.

A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by timely filing a refund claim with the IRS.